Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900

Fax: + 91 40 4900 2999

Email: mail@drreddys.com

Web: www.drreddys.com

June 30, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub: Integrated Annual Report 2024-25

Pursuant to the provisions of Regulation 34(1) of the SEBI (Listing Obligations and Disclosure Requirement) Regulations, 2015, please find enclosed copy of Integrated Annual Report of the Company for the Financial Year 2024-25, which is being sent through electronic mode to the Members, who have registered their e-mail addresses with the Company/ / Registrar and Transfer Agent/ Depositories. In addition, pursuant to Regulation 36(1)(b) of the SEBI Listing Regulations, a letter is also being sent to the Members whose email addresses are not registered, providing the web-link where the Annual Report is uploaded on website.

The Integrated Annual Report FY 2024-25 is also available on the Company’s website and can be accessed at the following link:

Integrated Annual Report FY 2024-25

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Dr.Reddy's

STRENGTHENING THE CORE

BUILDING THE FUTURE

Dr. Reddy's Laboratories Limited

Integrated Annual Report FY 2024-25

Good Health Can't Wait.

TABLE OF CONTENTS









Click on any section title to go directly to that part of the document.

WHO WE ARE

Dr. Reddy's Laboratories Limited (Dr. Reddy's) is a global pharmaceutical company headquartered in Hyderabad, India. Guided by our purpose of Good Health Can't Wait, we are committed to accelerating access to affordable and innovative medicines. Our portfolio spans APIs, generic formulations including biosimilars, OTC products, innovative products, and custom pharmaceutical services, with a focus on key therapeutic areas including gastrointestinal, cardiovascular, and oncology. Our major markets include the USA, India, Russia & CIS, China, Brazil, and Europe.

Our purpose

We accelerate access to affordable and innovative medicines because Good Health Can't Wait

Our promises

Bringing
Expensive medicines with reach

Addressing
Unmet patient needs

Helping
Patients manage disease better

Enabling
Our partners to ensure our medicines are available where needed

Working
With partners to help them succeed

Our principles

Empathy
We understand the needs of our patients and partners better than others

Dynamism
We solve challenges that only a few can, and do this with agility

Our values

Driven by our purpose of providing affordable and innovative medicines for healthier lives, we create an environment of innovation and learning, while continually reaching for higher levels of excellence.

Integrity and transparency
We uphold the highest standards of integrity and transparency in all our transactions

Productivity
We strive to achieve more with less through a culture of innovation, continuous improvement and a substantial focus on elimination of waste

Quality
We are dedicated to designing quality into our products and processes to delight our stakeholders

Collaboration and teamwork
We leverage expertise and resources from across our global network to create greater value for our stakeholders

Respect for the individual
We are committed to creating a work environment that encourages diverse perspectives and upholds the dignity of work and of individuals

Sustainability
We create value for our stakeholders in a manner that respects our natural environment and serves the best interests of the communities in which we live and work

Safety
We are committed to providing safe working environments through continuous improvement of our infrastructure, work practices and behaviours

Our leadership behaviours

Aspire for market leadership
Be a pioneer, do whatever it takes to be first to market with cost-leadership and aim for a dominant market share in key markets.

Choose speed and depth everyday
Make decisions fast by understanding the risk and reward. Move forward with urgency and a depth of understanding.

Unleash the potential in people
Bring out the best in people around you. Help them reach their full potential.

Innovate to create value
Innovate to find new solutions that contribute meaningfully to the lives of patients and needs of customers.

Be accountable for end results
Think end to end, and own the results for the patient, customers and the organisation.

Excellence in execution
Drive continuous improvement and excellence in execution for superior outcomes.

MESSAGE FROM
CHAIRMAN AND CO-CHAIRMAN & MD



"We delivered double-digit top line growth with every market contributing - the U.S., Europe, Emerging Markets, India and PSAI."

Dear shareholders,

At Dr. Reddy's, our unwavering focus has been to make affordable, innovative medicines accessible to all. Guided by our credo 'Good Health Can't Wait'; we continue to address unmet patient needs, making expensive medicines affordable, improving disease management and ensuring availability.

Business highlights

FY2025 has been a pivotal year for Dr. Reddy's. We delivered double-digit top line growth with every market contributing - the U.S., Europe, Emerging Markets, India and PSAI. Our EBITDA margin stood at 28.3% and our ROCE reached ~28% for the full fiscal.

In the U.S., growth was steady and matched market pace, supported by new launches, Lenalidomide sales and a stable base business. India business growth of 8.4% vs IPM growth of 8.0% basis MAT 25 was led by Dermatology, Respiratory, Vaccine, Urology, Stomatologicals and Vitamins, Minerals & Nutrients (VMN) while few therapy areas like Gastrointestinal, Cardiac and Pain slowed. Other regions recorded double-digit growth from product launches and volume momentum.

Preparing for the future and key growth moves

We took a dual track approach this year:

- Strengthen our core - API, generics, branded generics, biosimilars and OTC
- Build new value pools by investing in future growth areas including consumer healthcare, biosimilars and novel molecules such as NCEs, NBEs and CAR-T

We expanded through acquisition and partnerships across key markets.

Acquisition: Nicotinell and other leading Nicotine Replacement Therapy (NRT) brands, expanding our footprint in Europe and beyond. This consumer healthcare category with a high entry barrier will drive steady returns.

Partnerships: Leveraging on our distribution capabilities, we entered into a nutrition venture with Nestle in India, received U.S. rights for Cyclophosphamide from Ingenus and launched Galvus (anti-diabetes) in Russia.

Expanding innovation and building for tomorrow

We in-licensed Vonoprazan (GI drug from Takeda) and launched Toripalimab (immuno-oncology) and Elobixibat (chronic constipation treatment) in India. We expanded our alliance with Sanofi (Beyfortus® for Respiratory Syncytial Virus (RSV). We partnered with Gilead Sciences to bring HIV drug Lenacapavir to low- and lower-middle-income nations.

We opened a cutting-edge biologics CDMO facility in Genome Valley. Our subsidiary Aurigene got US FDA IND approval for two promising oncology assets - AUR 110 for solid tumours and AUR112 for lymphoid malignancies. We secured Rituximab approval in Europe and filed Denosumab in the U.S. and Europe.

The above initiatives are in line with our strategy to address issues of availability and accessibility of affordable innovation through in-house and collaborative efforts.

We continue to prioritise R&D, investing in complex generics like peptides, biosimilars and novel oncology assets. Our pipeline, with several first-to-market opportunities, positions us well for future growth.

Commitment to quality & compliance

We had positive quality inspections from multiple regulators. We continue to prioritise sustainable compliance across all our manufacturing units, further reinforcing our position as a trusted partner delivering high-quality medicines. We are actively engaging with USFDA to resolve pending matters and bring proposed rituximab biosimilar to patients in the U.S.

Sustainability at the core

68% of our power is from renewables, we are 60% carbon neutral and continue to be water positive in operations. We were honoured with global recognitions for sustainability and corporate governance including upgrades from MSCI and S&P Global CSA.

- Time and Statista Global 500 - Most Sustainable Companies
- Financial Times - 'Asia-Pacific Climate Leader'
- MSCI rating upgraded to 'A'
- S&P Global ESG score improved to 79
- EcoVadis score improved to 73

"68% of our power is from renewables, we are 60% carbon neutral and continue to be water positive in operations."

Looking ahead

Despite external challenges, our fundamentals are strong. Our people empowered by digital tools and data are building capabilities for the future. One of our key products in the U.S. will face increased competition beginning February 2026 with an anticipated decline in sales and profits. We have been preparing for this through FY2025 through a combination of organic and inorganic strategies. In FY2026, we will continue to grow and strengthen our core businesses, enhance value through portfolio management and strategic differentiation, scale our presence in consumer healthcare, innovative therapies & biosimilars, introduce new revenue streams via acquisitions and strategic partnerships, boost efficiency across the value chain and streamline structural costs to minimise the impact.

Thank you to our Board for strategic leadership, our team's relentless execution and you, our shareholders, for your unwavering trust and support. We look forward to continuing this journey with you.

K Satish Reddy
Chairman

G V Prasad
Co-Chairman and Managing Director

OUR GLOBAL PRESENCE

Through our capabilities in research & development, manufacturing, and sales & marketing operations around the world, and employees representing 57 nationalities, we are able to serve patients in 83 countries.

US$ 3.8 Bn
Revenue

28.3%
EBITDA

26,944
Employees Globally

249
Dossiers Filed, including
10 ANDAs
329 Cumulative ANDAs

As of March 31, 2025, 73 ANDAs and 3 NDAs are pending approval with US FDA. Of these, 46 are Para IVs and we believe 20 have 'First-to-File' status.

111
DMFs Filed, including
14 DMFs in the U.S.
1,629 cumulative global DMFs including **264** in the U.S.

83
Countries

57
Nationalities (Workforce)


Sales and Other Offices
Research and Development Centres
Manufacturing Facilities
Headquarters

Note: The map is not to scale and is an artistic representation.
All information as of FY2025

165* Launches	18 NAG	39 Europe	85 Emerging Markets	23 India

**Excludes NRT portfolio acquisition, vaccines portfolio in-licensed from Sanofi, and products launched through Nestle in our nutrition venture.*

KEY PERFORMANCE INDICATORS

Key financial performance indicators

Revenue (₹ Mn)

FY2025	325,535
FY2024	279,164
FY2023	245,879
FY2022	214,391
FY2021	189,722

Gross Profit (₹ Mn)

FY2025	190,428
FY2024	163,607
FY2023	139,343
FY2022	113,840
FY2021	103,077

EBITDA (₹ Mn)

FY2025	92,133
FY2024	83,013
FY2023	73,081
FY2022	51,400
FY2021	47,386

PBT (₹ Mn)

FY2025	76,784
FY2024	71,870
FY2023	60,367
FY2022	32,298
FY2021	26,413

PAT (₹ Mn)

FY2025	56,544*
FY2024	55,684
FY2023	45,067
FY2022	23,568
FY2021	17,238

*Attributable to Equity Holders

Net Worth (₹ Mn)

FY2025	337,166
FY2024	280,550
FY2023	230,991
FY2022	190,527
FY2021	173,062

ROCE (%)

FY2025	27.7
FY2024	35.5
FY2023	34.6
FY2022	19.6
FY2021	17.8

EPS* (₹)

FY2025	67.8
FY2024	66.8
FY2023	54.2
FY2022	28.3
FY2021	20.7

*Historical numbers re-casted basis the increased number of shares post share split

Net Debt to Equity Ratio

FY2025	(0.07)
FY2024	(0.23)
FY2023	(0.21)
FY2022	(0.08)
FY2021	(0.04)

Key non-financial performance indicators

Dossiers Filed Including ANDAs (Nos.)

FY2025	249
FY2024	241

Drug Master Files (DMFs) (Nos.)

FY2025	111
FY2024	133

Patients Reached (MN)

FY2025	~756
FY2024	~704

Beneficiaries under CSR Activities (Nos.)

FY2025	~700,000
FY2024	~497,000

Carbon Neutrality (%)

FY2025	60
FY2024	48

Renewable Power (%)

FY2025	68
FY2024	56

Gender Diversity (%)

FY2025	21.8
FY2024	21

Board Independence (%)

FY2025	80
FY2024	82

BOARD OF DIRECTORS



K Satish Reddy
Chairman
M M C



G V Prasad
Co-Chairman and Managing Director
M M M



Penny Wan
Independent Director
M M



Arun M Kumar
Independent Director
C M



Leo Puri
Independent Director
M M C



Shikha Sharma
Independent Director
M C



Dr. Claudio Albrecht
Independent Director
M C



Dr. Alpna Seth
Independent Director
M M



Dr. K P Krishnan
Independent Director
C M M

- Audit Committee (AC)
- Stakeholders Relationship Committee (SRC)
- Nomination, Governance and Compensation Committee (NGCC)
- Sustainability and CSR Committee (SCSRC)
- Risk Management Committee (RMC)
- Science, Technology and Operations Committee (STOC)
- Banking, Authorisations and Allotment Committee (BAAC)



Sanjiv Mehta
Independent Director
C M M

- Audit Committee (AC)
- Stakeholders Relationship Committee (SRC)
- Nomination, Governance and Compensation Committee (NGCC)
- Sustainability and CSR Committee (SCSRC)
- Risk Management Committee (RMC)
- Science, Technology and Operations Committee (STOC)
- Banking, Authorisations and Allotment Committee (BAAC)

MANAGEMENT COUNCIL



K Satish Reddy
Chairman



G V Prasad
Co-Chairman and Managing Director



Archana Bhaskar
Chief Human Resource Officer



Deepak Sapra
Chief Executive Officer, API and Services



M V Ramana
Chief Executive Officer, Branded Markets (India and Emerging Markets)



Phanimitra B
Chief Digital and Information Officer



Sanjay Sharma
Head Global Operations



Erez Israeli
Chief Executive Officer



M V Narasimham
Chief Financial Officer



Dr. Jayanth Sridhar
Global Head of Biologics



Krishna Venkatesh
Global Head of Quality & Pharmacovigilance



Milan Kalawadia
Chief Executive Officer, North America



Patrick Aghanian
Chief Executive Officer, Europe Generics



Sushrut Kulkarni
Global Head – Integrated Product Development Organisation

APPROACH TO REPORTING

The Integrated Report for FY2025 presents a holistic overview of our performance across financial, operational and sustainability parameters. It reflects our progress in creating long-term value and highlights how we are integrating environmental, social and governance (ESG) principles into our business strategy.



Reporting period and boundary

The Report covers our global operations, including research and development, manufacturing, supply chain and marketing. It includes Statutory Reports and Audited Financial Statements for the period from April 1, 2024 to March 31, 2025, unless stated otherwise. Environmental and social performance data for joint ventures and associates that are not being consolidated into the financial statements, such as Kunshan Rotam Reddy Pharmaceutical Co. Limited, China, DRES Energy Private Limited, India, and O2 Renewable Energy IX Private Limited, is excluded.

To supplement our ESG disclosures, we publish two additional documents: the ESG Data Book, which includes additionally relevant and material ESG information, and the ESG Reporting Criteria, which outlines definitions and methodologies for key sustainability indicators.

For more details on our ESG performance please refer to the above documents.

Assurance approach

We follow a combined assurance model to evaluate and validate the financial, operational and sustainability-related disclosures presented in this Report. The Board has approved the appointment of assurance providers for both financial and non-financial information.

Our annual financial statements have been audited by the independent Statutory Auditors, M/s S. R. Batliboi & Associates LLP. Sustainability-related disclosures have been independently assured by DNV Business Assurance India Private Limited (DNV), a third-party assurance provider.
The BRSR Core indicators have been assured at a reasonable level, while the broader sustainability disclosures have undergone limited assurance in line with the International Standard on Assurance Engagements (ISAE) 3000 and DNV's VeriSustain™ methodology.

Responsibility statement

This Integrated Annual Report has been reviewed and approved for publication by the Company's Management.

Feedback

Please share your feedback
shares@drreddys.com

Reporting standards and frameworks

- International Integrated Reporting (<IR>) framework by the International Integrated Reporting Council (now part of IFRS Foundation)
- Global Reporting Initiative (GRI) Universal Standards 2021
- National Guidelines on Responsible Business Conduct, 2019 (NGRBC) of the Ministry of Corporate Affairs, Government of India
- United Nations Sustainable Development Goals (UN SDGs)
- Ten Principles of the UN Global Compact (UNGC)
- Securities and Exchange Board of India (SEBI) Circulars which outline the format for the Business Responsibility and Sustainability Report (BRSR Core & Comprehensive)
- Art.964b of the Swiss Code Obligations

OUR STRATEGY PILLARS



Our purpose of "Good Health Can't Wait" guides each endeavour, and our principles of empathy and dynamism enable us to succeed in a competitive landscape. Our three strategic pillars keep patient needs at the centre.

Our three strategic pillars


Leadership in Chosen Spaces
Operational Excellence and Continuous Improvement
Patient-Centric Product Innovation
Sustainability

Leadership in chosen spaces

We are driven by our purpose of accelerating access to affordable and innovative medicines because Good Health Can't Wait. We strive to increase product launches which are first to market, develop complex and differentiated products, enhance access to innovative products and deepen our market presence through new 'go to market' channels. These actions enable us to gain and maintain leadership position in several therapies and products categories in the markets in which we operate.

Our products and services are spread across Active Pharmaceutical Ingredients (API), prescription generics, biosimilars and over-the-counter pharmaceutical products. Our major therapeutic focus areas are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. We offer value proposition for our customers through cost leadership, backward integration, reliable customer service and robust compliance track record.

Our chosen spaces - our core business

Global generics

Through our branded and unbranded drug products, we offer affordable alternatives to highly-priced innovator brands, both directly and through partnerships. Our major markets are USA, India, Russia & CIS countries, China, Brazil, South Africa, and Europe.

Branded generics
We seek to have a portfolio of credible brands, first-to-market products and deliver differentiated products to doctors and patients. Many of our brands hold significant market shares in the molecule and therapy areas where they are present.

Unbranded generics
We aim to ensure that our development capabilities remain robust, enabling us to deliver products that are first-to-market, cost competitive, challenging to manufacture, and technologically advanced.

Biosimilars
Our endeavour is to improve access to biosimilar products globally through a combination of collaborations and clinical research. Having launched multiple biosimilar products in India and other emerging markets, we have also taken this business into highly regulated markets.

Pharmaceutical services and active ingredients (“PSAI”)

API business
We strive to bring complex products and enable launches ahead of others at competitive prices.

Pharmaceutical services business
We offer niche capabilities and technology platforms at competitive cost structures to innovator and biotechnology companies.

We are also investing in the following areas to drive future growth:

Access to novel molecules
We are collaborating with multiple innovator companies to bring their innovative products to India and other emerging markets which will increase access of these products. We are investing in building capabilities for CAR-T in India with support of our licensing partners. Our wholly-owned subsidiary, Aurigene Oncology Limited (AOL), is engaged in discovery and early clinical development of novel, best-in-class therapies to treat cancer and inflammatory diseases.

Consumer health
We are expanding our consumer health portfolio to serve a greater number of patients. During the year, we acquired a global consumer health brand in the Nicotine Replacement Therapy from Haleon, entered into a venture with Nestlé India for nutraceutical products, and grew our branded OTC business in the U.S. and several emerging markets.

Operational excellence and continuous improvement

We are committed to becoming future-ready and drive growth through collaboration, excellence and innovation. We follow the structured approach of Lean Management System by balancing flow efficiency and resource efficiency. We have integrated our strategy deployment and daily performance dialogues, and are focusing on maximising value creation and minimising waste in our processes through Lean Management System. Our lean initiatives target a 20%–30% boost in productivity, driving both steady incremental improvements and substantive, large-scale change transformations. For us, lean is a shared mindset and a way of working by imbibing lean thinking and lean practices to make our operations more agile, responsive, and reliable. We are equipping teams with the capabilities to take ownership for simplifying the way that work is done, focusing on reducing touchpoints and stress. Our managers are focusing on large scale improvements through lean which are aligned to the strategic objectives of organisation, and our frontline staff is focusing on driving incremental improvements using lean tools.

In FY2025, lean is not only implemented in operations, but across the enterprise level. Multiple improvement projects are driven in the fields of HR, Finance, Sales etc., by following the lean philosophy. The strategic shift towards operational excellence foster business growth and support the seamless introduction of new products. It will enable error-free operations, accelerate product launches, improve cost competitiveness, and enhance responsiveness to customer needs. Ultimately, this approach will lead to heightened productivity and decreased costs, aligning seamlessly with our organisational goals of efficiency, innovation, and sustained growth.

Patient-centric product innovation

We strive to bring innovative products to address the unmet needs of our patients. We do this by developing differentiated products and launching generic versions of innovative products ahead of others. We are investing in new technologies and capabilities such as CAR-T. We have a healthy pipeline of products spread across small molecules and biosimilars. We continuously seek to add value through incremental innovation in our existing products, keeping the need of patients in mind. We are applying Machine Learning and AI to run large number of experiments for higher speed and lower cost to development.

We continually cultivate partnerships, engage with academic experts and research agencies to stay abreast of evolving science and regulatory requirements. We have extended our academic collaborations to encompass a broader spectrum of areas, including Data Science models, AI models, and data utilised for analytic models.

Digital transformation

We have made significant progress in our digital journey, focusing on three key aspects: **Digitising the Core, Transforming with Digital, and Innovation** through path-breaking initiatives. Digitalisation has enabled us with a strong business foundation and helped drive productivity across business units.

Digital for core

100% digitalisation in critical processes across the value chain (SAP, Serialization, CRMS)

Digital for M&A

New businesses/products acquired integrated fully into a single instance ERP with minimal overhead

Digital for security

Post 2020, **multiple cyber-security incident attempts prevented**

Digital for quality

Better GMP Quality systemic controls in place (LIMS, MES, ALCOA data) in the last 5 years

Digital for markets

Incremental sales growth in branded markets due to Marketing excellence (OCM, HCP Platforms) & commercial excellence (Rover, LDM)

Digital for science

Smart Science, Formulations and Regulatory initiatives in IPDO created **many industry-first approaches** to reimagine parts of R&D process like Scale Up Prediction, Digital Twin etc.

Digital for manufacturing

Ops Next Excellence initiatives like Yield Optimisation, Review by Exception delivering impact to GMO's Operational Excellence initiatives (value measured every year)

Digital for patients

Innovative pilots with digital-first models like Nerivio and Pill+ initiatives have brought us closer to customers and expanded our offerings

Digitalisation has improved our automation (in our labs, shopfloor, field representatives' work), compliance (evidenced in our plant regulatory audits) as well as security processes.

A few programmes with sound impact include:

- Commercial excellence initiatives micro-market-based performance improvement with AI/Analytics, front line LDM initiatives, and pricing analytics
- Marketing excellence initiatives such as omni-channel marketing (analytics-led segmentation, digital orchestration) for customers in both B2B and B2C business models, and digital engagement platforms for HCPs to add to brand growth
- Manufacturing & quality excellence initiatives such as yield optimisation, and review by exception approach
- Smart science, formulations and regulatory initiatives in IPDO created many industry-first approaches to reimagine parts of R&D process
- Innovative pilots with digital-first models such as Pill+ initiatives (platforms such as Alivius, MyFlexa) have brought us closer to customers and expanded our offerings

Digital operations

Through the OpsNext programme, also known as the digital lighthouse, we implemented over 40 industry 4.0 initiatives leveraging advanced analytics, digital twins, robotic process automation, augmented/virtual/mixed reality, digital performance management, and the industrial internet of things (IIoT). In FY2025, OpsNext under lean digital expanded its footprint across all sites in the global manufacturing network in India, incorporating Industry 4.0 use cases with a key focus on transformational projects such as smart investigator, golden tunnel and manufacturing schedulers. Using AI and machine learning to identify root causes, predict issues, and optimise workflows, smart investigator helped improve investigation processes, leading to faster, more accurate, and more efficient problem-solving.

The accelerated deployment of digital products has significantly enhanced capabilities and improved performance across multiple sites. Key achievements include:

- Adoption and value delivery of the AI platform in three business units, resulting in an accrued value of approximately US$ 1.75 mn in FY2025 across ~40 molecules
- Deployment of 230+ golden tunnels, positively impacting over 300 critical quality attributes
- Implementation of the manufacturing scheduler at one of our formulations manufacturing sites, enabling touchless scheduling and resource optimisation
- Improved data serviceability via smart investigator, reducing data collation time by ~80%

These initiatives have significantly strengthened our digital capabilities while simultaneously upskilling business teams. Currently, we have a community of ~130 DnA business translators who effectively tackle challenges through digital solutions.



OUR VALUE CREATION MODEL

Our business model enables us to create long-term sustainable value for our stakeholders in multiple ways – through enabling access, increasing affordability and bringing innovation for patients, helping employees realise their potential, providing returns to our shareholders, reducing our impact on the environment, and contributing positively to our communities.

INPUTS

- ₹ **337.2** bn net worth
- ₹ **125.9** bn operating working capital
- ₹ **24.6** bn net cash
- **23** manufacturing facilities globally
- ₹ **27** bn CAPEX incurred
- **2,968** R&D scientists
- **9** R&D facilities globally
- ₹ **27.4** bn R&D spend (8.4% of sales)
- **26,944** employees
- **5,678** employees hired / onboarded
- **51.79** average hours per FTE of training and development
- ₹ **227.1** mn spent on training and development
- ₹ **0.7** mn median remuneration of employees
- ₹ **793.25** mn in CSR spend
- **9** new CSR projects initiated
- Associated with **7** trade and industry chambers/associations
- **4,655,316** GJ energy consumed
- **2,123,116** KL water withdrawal
- ₹ **389** mn investment in renewable energy
- ₹ **610** mn investment in environmental technologies

VALUE CREATION

Value Creation through four business models, each driven by key tenets

1 Commercialising high-quality generic version of the innovator drugs
- Generics
- Branded Generics
- Biosimilars

2 Providing complex, high quality, affordable APIs and custom products and services to generic and innovator companies
- API
- API+
- Aurigene Pharmaceutical Services

3 Bringing innovative (sourced externally or developed in-house) products to markets
- **Novel Assets:** NCE/NBEs & DTX
- **Consumer Innovation:** OTC, Wellness & Nutrition

4 Developing novel small molecules in immuno-oncology
- Aurigene Oncology

OUTPUTS

- ₹ **325.5** bn total revenue (17% growth)
- ₹ **92.1** bn EBITDA (11% growth)
- **27.7%** ROCE
- **17%** CAGR - total shareholder's return over last 5 years
- **165** new products launched
- **111** new DMFs filed globally
- **249** dossiers including 10 ANDAs filed
- **2%** reduction in employee turnover
- **31.4%** open positions filled by internal candidates
- **96%** employees trained for skill upgradation
- ***LTIFR** reduced from 0.14 to 0.07
- **126** differently-abled employees
- **83%** employee engagement score
- **21.8%** gender diversity
- **700,000+** lives impacted through CSR
- **783 mn KL** water saved through agri-water saving techniques
- **66,723 MTCO$_2$e** of direct emissions reduction
- **11%** reduction in water intensity per rupee of turnover with respect to FY2024
- **60%** carbon neutrality achieved
- **68%** renewable power share
- **75,761 KL** harvested rainwater used
- **54%** water reused/recycled
- **20%** waste reduction for 9 high-volume products through green chemistry practices

OUTCOMES

- Maximising shareholder value
- Sustained long-term cash flow
- Strong balance sheet enabling investment for future growth
- Robust manufacturing capabilities
- ~756 mn patients reached
- Innovative product R&D process
- 29% first-to-market launches in priority markets
- Meeting the unmet needs of the patients
- Affordable and accessible medicines
- Inclusive and motivated workforce
- Diversity at the workplace (gender, ethnicity, and differently abled)
- Primary healthcare services for communities
- Improved quality of education for underprivileged children
- Core employability skills for youth
- Supporting livelihoods of small and marginal farmers
- Reduced carbon footprint
- Water positive operations
- Reduced operational cost
- Improved efficiency in energy, water use

LTIFR includes company workmen and temporary workmen

We make the most significant contribution to SDG 3 (Good Health and Wellbeing) and consider it central to our purpose. We also contribute to multiple UN Sustainable Development Goals (SDGs) through our ESG goals and targets, performance, initiatives, and material focus areas.



BUILDING THE FUTURE RESPONSIBLY

Our ESG goals are deeply embedded in our business strategy, guiding our efforts to create a significant and lasting positive impact on the planet and its people. We have made fair progress across several of these goals, even as a few continue to present challenges. We are committed to advancing our ESG journey, ensuring that as we prosper ahead, we do so responsibly and with resilience.



ENVIRONMENT
Planet first

Theme	Description	Target	FY2025 Progress
Reducing carbon emissions	• Adopting renewable power	• **100% renewable power** by 2030	• **68%** of our power was through renewable sources
	• Progressing towards carbon neutrality	• **Carbon neutrality** in our direct operations (Scope 1 & Scope 2) by 2030	• **60%** Carbon neutrality achieved so far
	• Reducing carbon emissions in the supply chain	• **12.5% reduction** in indirect carbon emissions across our supply chain (Scope 3 emissions) by 2030	• **5%** decrease in reported Scope 3 emissions against FY2021
Water positivity	To be a water positive organisation	Be water positive by 2025	• Continued to be a water positive company post achieving the target in FY2023

SOCIAL
Healthcare reach

Theme	Description	Target	FY2025 Progress
Access	Serving maximum patients with care	Serve **1.5 billion patients** by 2030	~756 million patients served
Affordability	Introducing first-to-market solutions	*40% of our new launches to be first-to-market in our #priority markets by 2030	29%
Innovation	Improving treatment standards regularly	3 innovative solutions every year from 2027 to improve the standard of treatment	Toripalimab and Evenity launched in India

Equitable growth

Theme	Description	Target	FY2025 Progress
Diversity, equity, and inclusion	Enhancing women leadership	**At least 35% women** in **senior leadership** by 2030	20.4%
	Promoting gender parity	Gender parity by 2035	21.8%
	Equal opportunity to the persons with disabilities (PwDs)	^Include at least 3% persons with disabilities (PwD) in our workforce by 2030	0.43%
	Wage parity among the extended workforce	^100% living wages for our on-premise extended workforce by 2025	Living wage benchmarks were validated for all locations and all on-roll employees are compliant to living wages

GOVERNANCE
Trusted relationships

Theme	Description	Target	FY2025 Progress
Corporate governance	Committed to upholding the highest standards of compliance and ethics	Meet the highest standards on **compliance** and ethics backed by **robust corporate governance**	Zero material deviations recorded during the year
ESG disclosures	Transparency and communication around our ESG performance	Enhance disclosure on our ESG progress to reach **top quartile by 2025**	Enhanced ESG disclosures with wider coverage of KPIs, increased reporting frameworks, and double materiality assessment
Strategic suppliers	Embedding ESG principles across our supply chain	100% **strategic suppliers** to be compliant with our **chosen ESG framework by 2030**	73% of strategic suppliers (India Spend) assessed

** Revised goal*
 # Priority markets include U.S., Canada, EU5 (Germany, UK, Spain, France and Italy), India, Russia, China, and Brazil.
^ We envisage considerable challenges in achieving both these goals within the committed timelines, and hence are dropping them for now. We would consider them at a more suitable time in future.

ACCESS, AFFORDABILITY, AND INNOVATION

Generic drugs play a crucial role in enhancing access and affordability to medicine. They are equivalent to brand-name drugs in terms of safety and efficacy, but are sold at significantly lower prices. This affordability is a key factor in making healthcare more accessible to a broader population. Efforts to expand access to generics include initiatives to accelerate the product development and approval process, have a robust quality system, manufacture drugs in a cost-effective manner, and have an efficient supply chain. These measures aim to ensure that more patients can benefit from affordable, high-quality medications.

Key focus areas

- Strategy for wider access
- Strategic collaborations
- Strengthening our product pipeline
- Focusing on public health
- Patient assistance and support

Material topics linked

- M1 Product quality
- M11 Affordability of healthcare
- M12 Access to healthcare
- M13 Customer satisfaction

~756 Mn
Patients reached through our medicines



192 Mn#
Patients reached in 10 LMICs*

Our strategy for wider access

We are strengthening our core generic businesses, while also investing in future growth drivers, primarily in three areas - consumer healthcare, innovative products, and biosimilars.

We are focused on driving productivity in research & development and operational excellence across our manufacturing setup. We continue to strengthen our presence in existing spaces by building best-in-class capabilities and commercial infrastructure to leverage our portfolio globally.

We are enabling access to novel molecules primarily through collaborations with a focus in India and Emerging Markets. We are enhancing our presence in consumer healthcare, including nutrition and Over-The-Counter (OTC) wellness products. We are also building a pipeline of biosimilars through a combination of in-house development and in-licensing partnerships.

We believe that these growth drivers coupled with our sharp focus on improving efficiencies will enable us to deliver sustainable growth.

We reached ~756 mn patients globally this year, of which ~192 mn were from low and middle-income countries.

252,000
Patients reached through our oncology products and solutions

Our products are sold in 83 countries worldwide.

Oncology is one of the focused therapy areas for us, and some notable progress during the year includes the launch of the New Biological Entity, Toripalimab, in India under the brand name Zytorvi® for recurrent or metastatic nasopharyngeal carcinoma (NPC), making India the third country in the world to receive access to this first and only immuno-oncology drug. Toripalimab is approved by various regulatory authorities around the world such as the United States Food and Drug Administration (USFDA), European Medicines Agency (EMA), Medicines and Healthcare products Regulatory Agency (MHRA), and others for the treatment of adults with recurrent or metastatic nasopharyngeal carcinoma. Toripalimab is a PD-1 inhibitor, and its launch in India addresses a significant unmet need for patients with NPC, especially those in advanced stages. The combination of Toripalimab with gemcitabine and cisplatin has shown a 48% reduction in risk of progression or death.

We received exclusive rights from US-based Ingenus Pharmaceuticals to commercialise the cancer treatment drug, Cyclophosphamide Injection, in the U.S.

During the year, we launched Elobixibat, a first-in-class drug to treat chronic constipation, under the brand name BixiBat® in India.

We continue to enhance access to affordable and innovative medicines through a combination of in-house developed products and collaborations.

#In FY2025, our products reached 192 mn patients (compared to 180 mn patients in FY2024) in low and middle-income countries, based on the most recent classification by World Bank in 2024. The previous year's reach of 297 mn patients was published based on World Bank's 2023 country classification, and has since been revised this year.

**The World Bank assigns the world's economies to four income groups including LMICs (low and middle-income countries) based on their Gross National Income (GNI) per capita.*

Strategic collaborations

In our continuous efforts to make innovative medicines available to patients in India and emerging markets to meet unmet needs and enhance the standard of care, we have partnered with several companies over the past few years – including Sanofi for vaccine distribution in India, Pharmazz for the first-in-class molecule Centhaquine, and Novartis Pharma to distribute two of their leading anti-diabetes brands, Galvus® and Galvus Met®, in the Russian retail market. These collaborations aim to bring novel medicines and strengthen our position in key therapeutic areas. They demonstrate our commitment to leveraging strategic partnerships to expand our portfolio, reach, and innovation in the Indian and global pharmaceutical landscape.

We have been increasing our presence in consumer healthcare, including the recent acquisition of a women's health portfolio in the U.S., namely Menolabs® for menopause, and the launch of anti-allergy medication Histallay® in the UK.

We entered into a venture with Nestlé India to bring science-backed nutraceuticals to consumers across India. The venture focuses on a wide range of product segments, including metabolic health, hospital nutrition, general wellness, women's health, and child nutrition. Select brands such as Nature's Bounty, Osteo Bi-Flex, Ester-C, Resource High Protein, Optifast, Resource Diabetic, Peptamen, Resource Renal and Resource Dialysis of the Nestlé Group and brands such as Rebalanz, Celevida, Antoxid, Kidrich-D3, Becozinc from Dr. Reddy's are part of this venture.

We reached a significant milestone towards building a global consumer healthcare business with the acquisition of Northstar Switzerland SARL, a Haleon group company, gaining access to a global consumer healthcare portfolio in the Nicotine Replacement Therapy (NRT) category. Nicotinell® is the second-largest brand globally in the NRT category in markets outside of the United States. Along with Nicotinell®, we added three local market-leading brands such as Nicabate®, Habitrol®, and Thrive® to our portfolio in all formats, such as lozenge, patch, gum as well as pipeline assets outside of the U.S. The brands have a successful footprint in 30 plus markets, including developed markets such as Europe, Canada, Australia, New Zealand, and Japan, with the potential for expansion in other markets. NRT is recommended by the World Health Organization Model List of Essential Medicines for nicotine use disorders. NRT also played a key role in the WHO's Access Initiative for Quitting Tobacco launched in 2020 to help tobacco users quit to reduce the risk of severe outcomes from COVID-19 infection.

We entered into a venture with Nestlé India to bring science-backed nutraceuticals to consumers across India. The venture focuses on a wide range of product segments, including metabolic health, hospital nutrition, general wellness, women's health, and child nutrition.


Dr.Reddy's
Nestlē
HealthScience

Strengthening our product pipeline

We invested 8.4% of our revenues to strengthen our product pipeline across markets. Our efforts are focused on developing complex, value-accretive products, including injectables, peptides and biosimilars. We have made 249 global generic filings that include 10 ANDAs, and 111 DMF filings including 14 filings in the U.S. market during FY2025.

Our API R&D capabilities are the cornerstone of our commitment to innovation and quality. From advanced research and development to seamless scale-up and manufacturing, our expertise ensures that we deliver high-quality APIs that meet the most stringent standards. Dr. Reddy's is committed to investing in science and technology to foster innovation and develop novel API production methods. We have developed an innovative process for producing Palbociclib API. Palbociclib is an anti-cancer medication that inhibits cyclin-dependent kinases 4 and 6, thus arresting the cancer cell cycle. This novel approach not only enhances the efficiency and cost-effectiveness of the production process but also strengthens the Company's IP portfolio, providing a competitive edge in the pharmaceutical market.

APSL announced a strategic partnership with Edity Therapeutics which aims to accelerate innovation in drug discovery. Edity has developed the first-ever immune cell delivery platform, enabling the selective delivery of intracellular proteins to diseased tissues. Aurigene will provide cell therapy discovery services to support with clinical development.

Our subsidiary, Aurigene Oncology, announced promising results of Phase 1 study for India's first trial for novel autologous CAR-T cell therapy for multiple myeloma. We develop innovative therapeutics that address several hallmarks of cancer utilising our expertise in medicinal chemistry, toxicology, pharmacology, translational research, and clinical research. Our new drug target ideation team is constantly evaluating and assessing various opportunities to initiate new programmes. We select novel oncology targets that are amenable to therapeutic interventions – evaluating them for disease relevance, efficacy, and safety. We have established multiple platforms to support advanced research and generation of clinical candidates.

The US FDA approved the IND for our asset AUR-112, a potent and selective inhibitor of MALT1, developed for the treatment of lymphoid malignancies. With desirable free fraction and potency in human whole blood assay, AUR-112 may add clinical value to patients, and reaffirm our commitment to developing innovative therapeutics for cancer patients worldwide.

In June 2022, Aurigene signed an exclusive global licensing agreement with Olema Oncology to discover, develop and commercialise novel small molecule inhibitors of KAT6, an epigenetic target that is dysregulated in breast cancer and other cancers. In December 2024, Olema Oncology announced FDA clearance of its Investigational New Drug Application for OP-3136, a potent KAT6 inhibitor.

Advancing clinical research in India through strategic public-private partnerships

We announced the formalisation of our Memorandum of Agreement with the Indian Council of Medical Research (ICMR) for a collaborative research project, aimed at advancing our small molecule Multiple Myeloma clinical trial. We aim to create research driven products that meet the evolving needs of the healthcare ecosystem, and this collaboration marks a significant step in our journey of innovating cutting-edge solutions to positively impact the lives of cancer patients.

Academic collaborations

APSL and CSIR-Indian Institute of Chemical Technology (IICT) are working together to develop and integrate AI models into drug discovery processes, aiming for faster and more efficient development. This collaboration includes initiatives such as training programmes for fresh graduates and the development of AI-powered drug discovery platforms. Aurigene.AI, a platform developed with IICT's input, utilises AI to predict ADMET (Absorption, Distribution, Metabolism, and Excretion) properties, crucial for drug development. Aurigene has a strong partnership with IICT's CADD group and technical team in developing and refining its AI-powered drug discovery platform.

Biosimilars

We have created a portfolio of biosimilar products that are being marketed in several emerging markets. Making progress on biosimilars journey, we received a marketing authorisation for our rituximab biosimilar, DRL_RI (ITUXREDI®), from the European Medicines Agency (EMA). The authorisation is valid throughout the EU and European Economic Area (EEA). ITUXREDI® is a proposed biosimilar to reference medicinal product MabThera® and is indicated for various conditions, including non-Hodgkin's lymphoma, chronic lymphocytic leukemia, rheumatoid arthritis, amongst others.

We entered into commercialisation and license agreements with Bio-Thera Solutions, a commercial-stage biopharmaceutical company developing a pipeline of innovative therapies and biosimilars. Bio-Thera will maintain responsibility for development, manufacturing, and supply of BAT2206, a proposed Stelara® biosimilar, and BAT2506, a proposed Simponi® biosimilar. Dr. Reddy's will be responsible for seeking regulatory

approvals as well as commercialisation in the licensed territories in Southeast Asia, including Cambodia, Indonesia, Malaysia, Philippines, Thailand, Vietnam. With this partnership, we aim to enhance access to affordable treatments for patients suffering from autoimmune diseases, expanding access to critical treatments.

We collaborated with Henlius for the commercialisation of HLX15 (daratumumab), a biosimilar candidate to Darzalex® & Darzalex Faspro® in the U.S., and Europe, which are indicated for the treatment of multiple myeloma. This latest collaboration with Henlius further progresses our regulated markets journey in biosimilars. Additionally, oncology has been a top focus therapy area for us. We look forward to leveraging our strong commercial capabilities in these markets to ensure patients receive access to best-in-class therapies and affordable treatment options.

We collaborated with Alvotech for the commercialisation of their denosumab biosimilar candidate in the U.S. on an exclusive basis, as well as in Europe and UK on a semi-exclusive basis. The US FDA has accepted a Biologic License Application (BLA) submission for AVT03, developed by Alvotech, a proposed biosimilar of Prolia® (denosumab) and Xgeva® (denosumab), which are used to treat bone loss. Alvotech is responsible for the development and manufacturing of AVT03, while Dr. Reddy's will be responsible for its registration.

We entered into a licensing agreement with Zydus to co-market Pertuzumab biosimilar in India. Pertuzumab is a critical treatment for HER2 positive breast cancer patients and HER2 positive breast cancer patients require access to a combination of Trastuzumab and Pertuzumab, along with chemotherapy. We already offer biosimilar Trastuzumab (Hervycta®). With this product, we will be able to provide the complete standard of care to HER2 positive breast cancer patients in India.

Orphan drugs

Rare diseases, also known as orphan diseases, are conditions that affect a small number of people. Many of these diseases are not treated adequately due to non-availability of medicines. Pharmaceutical products developed to treat these diseases are classified as orphan drugs (i.e., approved for the treatment of rare diseases) by regulatory agencies such as the US Food and Drug Administration (FDA) and the European Medicines Agency (EMA).

Dr. Reddy's has been developing and marketing several orphan drugs both as an API and a formulation product.

In FY2025, we sold 11 APIs and 4 formulations targeting orphan indications across different therapeutic areas, and widely used drugs that are often first-line or standard-of-care treatments for life-threatening or high-burden diseases. We launched Toripalimab, an immuno-oncology drug, in India under the brand name Zytorvi. Toripalimab has been granted Orphan Drug Designation (ODD) by the US FDA and EMA for several indications, including nasopharyngeal cancer, non-small cell lung cancer (NSCLC), and others. We have the rights to commercialise Toripalimab in 21 countries such as South Africa, Brazil, and several countries in Latin America.

Dr. Reddy's is also involved in rare disease R&D through Dr. Reddy's Institute of Life Sciences (DRILS) – a public-private partnership institute by Dr. Reddy's Laboratories, the Government of Telangana, and the University of Hyderabad. DRILS focuses on interdisciplinary research to address unmet medical needs, particularly in rare diseases.

Public health

Public health is a focus area as we remain committed to improving global health outcomes and delivering on Dr. Reddy's vision to reach 1.5 bn patients by 2030. Some of our key initiatives towards supporting public health include:

Collaboration to address a key Neglected Tropical Disease (NTD)

Globally, 1.7 bn people are affected by NTDs such as mycetoma, sleeping sickness, leishmaniasis (kala azar), Chagas disease, and river blindness. Malaria is a life-threatening public health issue, particularly in low- and middle-income countries. There is a need for an effective, affordable, and accessible preventive treatment. Along with Aurigene Pharmaceutical Services Limited (APSL), and Kainomyx, Dr. Reddy's announced a potential partnership for joint development of an affordable anti-malarial drug in the U.S., Europe, and in low and middle-income countries. This potential partnership aims to bring together Kainomyx's expertise in novel drug discovery, APSL's capability to conduct integrated drug discovery and development, and Dr. Reddy's ability to commercialise products in low and middle-income countries, U.S. and Europe. This MoU is an important step in our shared commitment to addressing global health challenges, particularly in low- and middle-income countries where malaria remains a life-threatening public health issue needing both innovative and affordable medicines.

We have received a royalty-free non-exclusive voluntary licence from Gilead to manufacture and commercialise the HIV treatment drug, Lenacapavir, making it accessible to patients in 120+ countries.



Non-exclusive voluntary licensing for a HIV treatment drug

We have received a royalty-free non-exclusive voluntary licence from Gilead to manufacture and commercialise the HIV treatment drug, Lenacapavir, accessible to patients in 120+ countries. This marks an important milestone for us in patient access and affordability for pre and post exposure treatment of HIV. The collaboration will help us make this latest treatment option available to patients in 120 primarily low- and lower- middle income countries, including India. Many of these countries have a very high disease burden of HIV, making this an important attempt in our journey to serve over 1.5 bn patients by 2030.

Collaboration for a cancer treatment drug

We received tentative US FDA approval for our generic version of nilotinib, indicated for the treatment of chronic myeloid leukaemia (CML). We are one of the four Medicines Patent Pool (MPP) sub-licensees to manufacture generic versions of Novartis' cancer treatment nilotinib, and bring an affordable treatment option to people diagnosed with CML in middle income countries. The licence includes the opportunity to develop and supply generic version of nilotinib in seven middle-income countries, namely Egypt, Guatemala, Indonesia, Morocco, Pakistan, the Philippines and Tunisia, where patents on the product are pending or in force. The tentative US FDA approval is an important step forward in increasing access to quality-assured, affordable versions of this cancer treatment in low- and middle-income countries (LMICs). This is the first licence that MPP has signed for a cancer treatment, and the first time a company is licensing a patented cancer medicine through a public health-oriented voluntary licensing mechanism.

Nilotinib is listed on the World Health Organization's List of Essential Medicines for the treatment of adults and children over the age of one suffering from CML.

Licensing to expand coverage of a novel PCAB drug

We entered into a non-exclusive patent licensing agreement with Takeda to bring Vonoprazan tablets in India. Vonoprazan is a novel, orally active potassium competitive acid blocker (PCAB), used to treat acid peptic disorders, including gastroesophageal reflux disease and peptic ulcer disease. Dr. Reddy's is among the first few companies to launch a new age, potent acid suppressant which has significantly helped with better accessibility and outcomes for APD patients with effectiveness in PPI resistant patients, enhanced H. pylori eradication rates and a faster onset of action for rapid relief.

Expanding access in sub-saharan Africa

Dr. Reddy's has collaborated with Industrial Promotion Services (IPS), an agency of the Aga Khan Fund for economic development with the aim to improve healthcare access in East Africa by providing affordable, high-quality medicines for Non-Communicable Diseases (NCDs) and Oncology. The IPS affiliates in the region will commercialise these products in the East African Community (EAC) countries and intend

to gradually scale their operations to other countries in the region.
This strategic collaboration aims to provide access to affordable healthcare products to patients in the last mile in the region while maintaining global quality standards. The collaboration includes sharing of know-how and technical support by Dr. Reddy's to the new manufacturing facility in Kenya, which has been designed and is being constructed to comply with the standards set by the European Union (EU) and the World Health Organization (WHO) prequalification programme.
This partnership represents a significant step towards supporting the Universal Health Coverage (UHC) goal, aligning with UN SDG 3 (Good Health and Well-being) and improving access to essential medicines and healthcare products in the region to reach and positively impact more than 200 mn lives in East Africa by 2030.

Supporting public health standards

We contributed to the US Pharmacopeia - National Formulary Donor Recognition Program by submitting new and revised proposed monographs, supporting the ongoing improvement of public health standards. The USP-NF is a compendium of drug quality standards for the United States that combines the United States Pharmacopeia (which sets standards for drugs, dosage forms, and dietary supplements) and the National Formulary (which focuses on excipients). USP-NF standards are used to ensure the quality, strength, and purity of medicines and their ingredients, contributing to patient safety. This collaboration between USP and Dr. Reddy's plays a vital role in improving global public health by developing and ensuring the availability of quality standards worldwide.
We worked extensively with USP on several products by providing material and comments on the proposed monographs since 2007 and are now a Gold-level donor. Contributions to the programme directly impact global public health as the USP standards are instrumental in reducing the risk of adulterated or substandard products, thus improving public health and safety.



Health systems strengthening and sector-wide approaches (HSS/SWAPs)

Through the Dr. Reddy's Foundation for Health Education (DRFHE), we are making significant strides in enhancing the healthcare delivery system in India, having positively influenced over 600,000 healthcare professionals till date. DRFHE offers a comprehensive portfolio of programmes that include soft skills training, quality and safety programmes, and allied initiatives. These programmes are tailored to meet the specific needs of healthcare professionals, ensuring they are well-prepared to handle the complexities of patient care with confidence and competence. Additionally, these programmes have contributed to a reduction in medical litigation, promoting a safer and more efficient healthcare environment.

In FY2025, we empowered over 37,000 healthcare professionals, including nurses, paramedical staff, senior doctors, pharmacists, and postgraduate medical students, with the skills and knowledge to improve patient outcomes. Our preventive healthcare initiative, Awareness for Life (AFL), has been instrumental in supporting 1,450 doctors and reaching ~81,000 individuals across more than 230 locations, supporting our commitment to fostering a healthier society through education and awareness.

Additionally, our Dietlogues programme provided clinical dietary consultations to 15,000+ unique patients this year, ensuring they receive personalised nutritional guidance to support their health and well-being.

These efforts reflect our commitment to transforming healthcare in India, one training session, one consultation, and one community at a time.

Patient assistance and support

The Sparsh Patient Assistance Program, launched in 2006 by us in India, is designed to improve access to chemotherapy and supportive care medications. This initiative supports cancer patients by providing essential drugs based on physician recommendations. In FY2025, Sparsh successfully assisted approximately 5,000 patients, significantly impacting their treatment journeys.

In the U.S., we offer co-pay savings programmes for eligible patients for multiple products including Dasatinib tablets, Abiraterone Acetate Tablets, Lenalidomide Capsules, Pyrimethamine Tablets, Sapropterin Dihydrochloride Tablets and Powder for Oral Solution, Sorafenib Tablets, Sunitinib Malate Capsules, Treprostinil Injection, Vigabatrin for Oral Solution and Tablets, and Doxycycline Capsules. In India and South Africa, our drug-free migraine management device Nerivio® is backed by Dr. Reddy's comprehensive patient support programmes 'M-Free' and 'Mi-Free' respectively, for complete migraine care.

Our UDAY (Unite against Diabetes & Hypertension) clinic and camps specialised in the management of diabetes and hypertension have reached to more than 250,000 rural patients through 10,000+ camps that involve rural doctors in scientific programmes. We have also developed the IHCI (India Hypertension Control Initiative) - API endorsed hypertension protocol, a standardised treatment protocol for disease management in public health facilities making it easy for health staff to understand and implement. The protocol focuses on simple, affordable, and readily available drugs such as Amlodipine, Telmisartan, and hydrochlorothiazide. Additionally, we offer a certification programme aimed at upskilling doctors.

Through HF-ARISE, specially trained counsellors help heart patients fulfil needs of holistic support beyond medication across 40 cities. We work with cardiologists to provide complete disease awareness, education, advice on diet and nutrition, NT-proBNP test facility and tele-counselling.
We have counselled over 200,000 cardiac patients, including over 30,000 heart failure patients. We also launched Agnarogyam, a programme focused on raising pancreatic health awareness across India. This campaign is recognised by the Asia Book of Records for its "Maximum Pancreatic Wellness Promotion" and won the National Feather Awards 2025 Healthcare Eminence Award for Best Health Education & Awareness Campaign of the Year.

betaCare is a service initiative by our subsidiary betapharm, focused on providing support and information to patients in Germany. It aims to address various patient needs and improve their health outcomes. Through our patient care campaign, we distributed over 300,000 betaCare guidebooks through 10,000 pharmacies all over Germany. The betaCare-YouTube-channel gained over 8,000 subscribers and 650,000 views in FY2025. We have over 1,000,000 views and 13,000+ subscribers. The German healthcare system is complex, with many aspects to consider. With our videos we inform patients and their families regarding topics such as care, disability, and specific diseases to ensure they receive the benefits and support they are entitled to. Our betaCare-eLearning-courses have been accredited with official CME (Continuing Medical Education) points. We offer courses on psychosocial and social law topics, which are rare in the CME world and will help further improve patient care.

HELPING OUR PEOPLE REALISE THEIR FULL POTENTIAL

Our people are at the heart of our purpose and progress. We foster an inclusive, supportive culture that values diversity, prioritises well-being, and encourages continuous learning. Through meaningful engagement and development opportunities, we empower our workforce to thrive, contribute with purpose, and drive sustainable growth.

Key focus areas

- Occupational health and safety
- Diversity, equity, and inclusion
- Talent attraction and retention
- Employee engagement
- Learning and development
- Performance management and productivity

Material topics linked

- M6 Health & safety
- M17 Human capital development



21.8%

Women in workforce

Occupational health and safety

We are committed to providing a safe working environment through continuous improvements in our infrastructure, work practices, and behaviours. Dr. Reddy's Safety, Health, and Environment (SHE) policy and principles apply to all employees and extend to all business facilities, subsidiaries, joint ventures, licensees, and other associates.



During the year, we engaged external safety consultants to drive safety cultural transformation across several units. We have devised a maturity model that clearly defines the role and responsibilities of different levels in the organisation covering the front line (including temporary workforce), middle management, and leadership.

Every manufacturing and R&D facility is being assessed on maturity model indicators covering various safety aspects such as culture, systems & process, learning from experience, operational discipline, and managing risk.

Goal Zero

Ambition for incidents, injuries and environmental damage.

We have put in place a robust three tier review and governance structure spanning locations and business units. Reviews are conducted once in a month chaired by respective leaders.

To promote awareness and to adopt safe work practices, theme-based safety campaigns are carried out every month. This has helped increase awareness on hazards, risk, behavioural changes, and compliance - while also helping reduce serious incidents. Our LTIFR dropped from 0.14 to 0.07* this year.

Process safety is one of our key focus areas as we deal with various hazardous chemicals during manufacturing or R&D activities. We have framed guidelines on process safety, and we carry out risk assessments such as What-If, HIRA, and HAZOP to mitigate the process safety risks from laboratory scale to commercial by applying inherent safety design principles with all effective hierarchy of controls.

We conduct monthly review meetings at all sites focusing on all high hazard processes, usage of high hazard chemicals, review on risk assessments, and Management of Change.

Each location has well-equipped Emergency Response Teams (ERT) trained in firefighting, rescue, and medical emergency management. Periodic mock drills are carried out to check the efficiency of response.

Employee safety during daily commute to the office / manufacturing site is critical. It allows employees to arrive at work mentally and physically fit. It helps boost morale and productivity, and demonstrates the Company's commitment to safety and employee care.

During the year, we reviewed and upgraded employee transport operations by installing In Vehicle Monitoring System (IVMS) to monitor driver behaviour and fatigue while driving. A dedicated trainer trains bus drivers on defensive driving. 85% of employees and contractors who use their own vehicle were given defensive driving training.

19 of our facilities are ISO 45001 certified, and we continue to invest in and implement robust health and safety systems across all plants.

19

Manufacturing sites are ISO 45001 certified

Fostering a healthier workforce

Our flagship wellness initiative, My Health Index (MHI), continues to make a measurable impact on employee well-being, with a focused goal of reducing cardiovascular risk among our manufacturing and R&D teams by 20%. Since its inception in 2019, MHI has recorded consistent positive health outcomes through a blend of awareness, engagement, and preventive care. In FY2025, the initiative expanded its reach through diverse activities such as the 5K Marathon at Baddi, monthly wellness campaigns, and targeted sessions like anger and stress management led by experts.

** LTIFR includes company workmen and temporary workmen*

The GOAL 2025 campaign introduced a more accurate health metric – waist-to-hip ratio – to address obesity-related risks, engaging over 2,000 employees in personalised fat-loss programmes. Mental health remained a key focus, with events on World Mental Health day, Fun Friday activities, and behaviour-based safety training for bus drivers. With over 600 employees participating in wellness kiosks and educational sessions on gut-mind health, MHI continues to foster a culture of holistic well-being across the organisation.

Diversity, equity, and inclusion

Gender diversity and inclusion

We have implemented a range of initiatives to enhance gender diversity and support women throughout their careers. These include targeted hiring, grassroots skilling, leadership development, and parental support, all aimed at improving representation and building a strong talent pipeline. Our bench hiring models further support the training and absorption of qualified women into core roles, reinforcing our inclusive talent acquisition strategy.

20.4%
Women in leadership team

Key programmes

LOCAL DIVERSITY COUNCILS

Drive inclusive hiring of women and LGBTQIA+ employees, ensuring our workforce reflects the diversity of our community. Implement equitable recruitment policies, provide diversity training, establish employee resource groups, offer mentorship programmes and flexible work arrangements, and conduct regular diversity audits to enhance DEI initiatives.

WOMEN CONNECTS

Foster inclusivity by engaging and empowering women through learning opportunities, wellness sessions, and mindset shifts that drive greater equity.

Other key programmes

- The Self-Managed Teams (SMT) - Supports rural women with skilling and higher education
- Chrysalis - Prepares women for senior roles through structured training and mentorship
- Reboot - Supports women returning from career breaks with mentoring, childcare, and flexibility
- WOW - Womb to the World – Meant to support working mothers through pregnancy, postpartum, and parenting up to age 18
- Men As Allies - Workshops sensitise people managers to gender biases and inclusive leadership

~5,000
Employment provided till date through SMT and apprenticeship programmes

90%
Programme participants are from underrepresented and local communities

37%+
Gender diversity in SMT-linked programmes, including women-only batches

Disability inclusion

We are focused on improving access, representation, and support for persons with disabilities (PwDs) across our workforce. Our approach includes inclusive hiring, sensitisation, workplace accommodations, and infrastructure enhancements, underpinned by partnerships and employee-led advocacy.

Key highlights

- Partnering with Dr. Reddy's Foundation's GROW PwD programme to hire skilled PwDs
- Trained ~35 hiring team members on inclusive hiring and job mapping through sensitisation workshops
- ABLE, our Employee Resource Group, advocates for the inclusion of persons with disabilities

Inclusive workforce development

Our talent strategy prioritises community inclusion, building a sustainable pipeline of diverse talent through vocational training, apprenticeships, and educational support. We embed DEI through formal structures, with local diversity councils driving inclusive hiring, training, mentorship, and audits. Leadership goals incorporate diversity KRAs, ensuring inclusion in decision-making and workplace culture.

Equity in pay

We made progress towards providing living wages to our extended staff. We validated location-specific living wage benchmarks across India through the Fair Wage Network and are standardising vendor agreements at our pilot location in Duvvada, Visakhapatnam. Further, we will continue to develop the ecosystem for implementation, aligning our approach with new labour codes and regulations for the contract workforce.

Commitments and external partnerships

We remain aligned with global efforts to drive inclusive and equitable workplaces. Through our memberships and external commitments, we continue to learn from and contribute to collective progress.

Key highlights

- Signatory to the UN Women Empowerment Principles
- Member of the Valuable 500, promoting disability inclusion globally



Talent attraction and retention

We have enhanced talent acquisition by reducing dependence on external partners, building internal expertise in talent advisory, market intelligence, and scouting. Our AI-driven, low-touch recruitment processes and digital platforms streamline hiring, improving transparency, simplifying the candidate journey, and ensuring a seamless onboarding experience to support growth and expansion. As part of our HR transformation journey, we expanded SpringBoard, our application tracking platform, globally. Initially launched in India, it went live in South Africa, Malaysia, Thailand, Australia, New Zealand, Vietnam, and the Philippines. This platform has standardised recruitment processes, engaging a larger talent pool of approximately 170,000+ candidates. Additionally, we achieved significant cost savings, reducing vendor expenses by ~ 80% annually in FY2025.

To engage with young talent, we launched the six-month Pharma Associate Programme in collaboration with Telangana Youth India Skill University, offering classroom and on-the-job training in pharma operations. Apprentices earn a Pharma Associate certification and receive a job offer upon successful completion. We also participated in the PM Internship Program by the Ministry of Corporate Affairs, offering a one-year internship to engage with over 100 candidates to identify suitable talent for future roles.

Employee engagement

We foster engagement through recognition, leadership development, learning opportunities, and well-being benefits. Our ASPIRE model supports leadership, while programmes such as SPARK celebrate achievements. Feedback from pulse surveys drives continuous improvements in job satisfaction and engagement.

We also encourage employees to volunteer their time and efforts to various causes through the Dr. Anji Reddy's Spirit of Giving programme. This year, we relaunched the initiative, focusing on volunteering opportunities across education, livelihood, health, and environment. Senior leadership modelled active participation, embedding volunteering into leadership development programmes such as YLP, NHLP, Chrysalis, RTL, Emerging Leaders, and Cadre to SLT. As part of the relaunch, our global manufacturing operations introduced the Spirit of Giving programme by organising a sports day for over 300 students at a government primary school. Employees engaged meaningfully by awarding prizes and distributing stationery, reinforcing community connections.

This year, we also revamped our recognition philosophy, and a platform based on role-based framework for monetary rewards was established to create an inclusive and empowering approach for all employees to recognise anyone in the organisation.

The quantum of monetary awards was standardised to ensure a uniform experience for everyone. Additionally, leaderboards and public recognition elements were added to align with evolving employee preferences. The programme achieved good success with 20,000 awards in just one month, highlighting its impact. Participation is growing steadily, with 8,000+ unique user logins each month. With 77% of awards going to individual contributors, the initiative underscores democratisation.

83%

Our employee engagement score during FY2025

Great Place to Work

Great Place To Work® India has recognised us as one of **India's Best Employers Among Nation-Builders 2025**, celebrating our commitment to fostering a high-trust, high-performance culture.

The Great Place to Work **seal in Brazil, Colombia, and Chile**, reinforces our efforts to create excellent working conditions and effective people practices that contribute to high employee satisfaction levels.

Employee wellbeing and benefits

We prioritise our employees' welfare during and beyond their tenure. Our Benevolent Fund offers support at the end of service, whether due to retirement or unfortunate demise. We have revised our policy to provide enhanced support based on the tenure of the employee, aligned with our Compassionate Survivor Policy. The policy covers benefits such as payouts of variable pay, the benevolent fund, insurance benefits, and gratuitous payouts. Additionally, we support two surviving children in completing their basic education.

Learning and development

We invest in technical skills and lifelong learning to drive future-readiness and innovation. Through targeted development programmes, skill-building initiatives, and career transitions, we empower our people. Our dedicated learning platform supports external education, collaborating with universities to enhance opportunities.

Flagship programmes such as NHLP and NHMP build strong leaders, while initiatives such as Digital Ninja, DnA Champs, and DnA Business Translators equip employees to navigate Industry 5.0. We have strengthened digital marketing to advance strategic outreach, ensuring affordable, high-quality products reach millions of patients.

Our AI-enabled immersive learning platform offers multi-modal content, fostering an AI-first mindset. With the creation of an AI Academy, we are shaping an AI-ready workforce, embracing the future of technology.

We had a critical business need to enhance our digital marketing capabilities, enabling us to drive effective strategies and support our goal of providing over a billion patients with high-quality products at lower costs, reinforcing our commitment to leading in the competitive digital landscape. To address this, we developed The PerformanceX, a capability programme for marketing and commercial leaders in the Consumer Health, Digital Health, Nutrition, and OTC sectors, in partnership with the Indian School of Business. This programme focuses on advancing our expertise in digital strategy, performance marketing, social media, content marketing, and AI applications.

Performance management and productivity

We ensure equal development opportunities based solely on merit. Our Performance Enablement System aligns individual and organisational goals through bi-annual reviews and continuous feedback, fostering growth and accountability.

In FY2025, we focused on enhancing capability and productivity through strategic initiatives. To drive efficiency, we streamlined organisational structures, consolidated roles, and accelerated succession planning, creating a leaner, high-performing workforce.

We hosted a lean symposium that featured inspiring panel discussions by leaders on the lean philosophy, presentations on lean implementation from the manufacturing and supply chain teams.

We went live with the ProcureNext transformation in the procurement organisation. This initiative established a three-tiered structure with specialised hubs: Strategic Procurement, Operational Procurement, and Procurement Excellence to enhance service delivery, drive growth and achieve top productivity through a touchless procurement function. The HR team played a crucial role by redesigning the organisation, building capabilities for new roles, and driving change management.

We advanced our efforts to build a lean and productive organisation using Lean Principles led by our global manufacturing operations. We consolidated warehouse and planning lead roles to enhance the end-to-end value stream, reducing redundancies and non-value-added activities in dispensing. In line with our lean objectives and mandate, we integrated API manufacturing facilities CTO 1 and 3, where several key business-enabling functions were integrated under a common leadership. This integration fosters better synergy and economies within the units and enables creation of consolidated job roles with broader and more challenging scope.

EMPOWERING THE COMMUNITIES AROUND US

Our Corporate Social Responsibility (CSR) initiatives are rooted in the vision of our founder, Dr. K. Anji Reddy, whose enduring legacy of giving back to society continues to inspire our efforts. We focus our engagement on areas that create long-term value – education, livelihood, healthcare, and environmental sustainability – enabling people to lead meaningful and independent lives. Through strategic partnerships with grassroots organisations, we aim to foster inclusive growth and empower communities to build resilient, self-reliant futures.

Key focus areas

Education
Improving access to quality education for children from marginalised communities

Livelihood
Equipping youth and persons with disabilities with employability skills, and supporting small and marginal farmers

Healthcare
Ensuring accessible, affordable, and dependable community healthcare

Environmental sustainability
Promoting sustainable agriculture and wildlife conservation

Material topics linked

- M7 Climate change
- M10 Water management
- M11 Affordability of healthcare
- M12 Access to healthcare
- M14 Community wellbeing

₹ 793.25 Mn
CSR spent

700,000+
Lives benefited



Education

We are committed to enabling access to quality education for underserved communities through targeted, scalable initiatives. From early schooling and Science, Technology, Engineering, and Mathematics (STEM) scholarships to vocational training, our programmes support holistic learning and skill development, especially for girls and first-generation learners. Our flagship initiatives build strong academic foundations and open pathways to higher education and employment. We collaborate with partners to ensure our interventions drive long-term, inclusive impact.

Our School Improvement Programme (SIP) focuses on improving the quality of education and facilitating growth in schools, particularly improving foundational, literacy, numeracy and English language skills, and Water, Sanitation, and Hygiene (WASH) awareness. SIP is implemented in 107 government schools in Telangana, Andhra Pradesh and Himachal Pradesh benefiting over 44,700 students.

To make quality education accessible to all, the Kallam Anji Reddy Vidyalaya (KARV) at Chandanagar (Hyderabad) was set up in 2001 and had over 2,250 students from Kindergarten to Grade X in FY2025. We supported over 825 students through KARV-JC, where we enable matriculate students from low-income families to attain employment-oriented technical education and help them to prepare for higher education.

Our project in collaboration with Kakinada Engineering Alumni Trust Services (KEATS) at the Andhra Pradesh Tribal Welfare Residential College of Excellence (Girls) and Gurukul School (Girls) in Vissannapeta has transformed the lives of 640 tribal girls by providing essential infrastructure for STEM education and digital literacy. Over the next five years, this project is expected to have a transformational impact on the lives of about 1,440 tribal girls, ensuring they have the skills and opportunities to uplift their communities.

Through the Sashakt scholarship and mentorship programme, we support meritorious women and girls from disadvantaged backgrounds who aspire for a career in STEM. 10 Junior Sashakt Scholars and 100 Sashakt scholars from 22 states were supported through the scholarship programme this year.

48,000+
Individuals impacted

Livelihood

We are committed to strengthening economic resilience by enabling access to meaningful livelihoods for the youth, Persons with Disabilities (PwDs), and small and marginal farmers.

Our youth skilling and healthcare skilling programmes, implemented through Dr. Reddy's Foundation and the Centre for Sustainable Development, equip individuals with core employability, green and sector-specific skills. In FY2025, more than 2,200 young people were trained through these programmes. Our skill development training programme for people with disabilities focuses on inclusion to ensure minority communities are not excluded from progress. GROW PwD covers 13 different disabilities including physical, speech and hearing disabilities, vision impairment and intellectual disability, and trained 1,350+ people in FY2025. The healthcare skilling programme supports allied health workers by training youth, mainly women, from low-income families and helps them with employment. In FY2025, we trained 730 women from low-income families through the programme.

Our agri-based interventions, MITRA and Farmer Field Schools, promote sustainable practices, peer learning and income enhancement for farming communities. MITRA offers a community-owned platform for lead farmers at the village level and helps them adopt modern agri-practices and better market linkages, enhance productivity and reduce input costs, resulting in increased farmer incomes. In FY2025, 60,500+ farmers received training on various agronomic practices in both the Kharif and Rabi seasons. Farmer field schools, implemented with Naandi Foundation, help skill small and marginal tribal farmers in coffee plantation and agroforestry. The training is designed to enhance their understanding of regenerative farming practices, including crop management, soil health, water management, pest control, and post-harvest practices. In FY2025, 6,000 farmers were trained from 198 villages of the two mandals of Araku and Dumbriguda, Andhra Pradesh were trained on quality harvesting of organically cultivated coffee.

76,000+
Individuals impacted

Transforming lives through skilling

Raji MR, from a struggling background, joined the GROW programme and gained the skills that enabled her to secure a job as a Telecaller, initially earning ₹ 13,000 per month. Through dedication, her income grew to ₹ 43,414 per month, improving her family's financial situation dramatically. Raji attributes her success to the GROW programme, which gave her the confidence and tools to achieve financial independence. Her journey reflects the profound impact of vocational training on transforming lives and creating new opportunities.

Healthcare

Primary healthcare plays a crucial role in community health by ensuring access to quality, comprehensive care that promotes health, prevents disease, and addresses various health needs. By supporting public health systems in ensuring equitable health access, we align our strategy and actions with the national health mission agenda, universal health coverage priorities, and the UN SDGs.

In collaboration with Dr. Reddy's Foundation and with the District Public Health Administration, we are upgrading Primary Health Centres (PHCs) to improve the quality of primary care services. The upgraded PHCs are equipped with modern healthcare amenities and aim to provide a fully functional facility with basic and modern medical amenities to the local villagers. Through the centre, the villagers are able to avail comprehensive primary healthcare services, especially quality out-patient services, diagnostic services, medicines, emergency stabilisation and referral. In FY2025, 293,500+ persons availed out-patients services, and 297,500+ lab tests were done in the 17 upgraded PHCs.

Our Community Health Intervention Programme (CHIP) delivers quality doorstep healthcare to rural communities in Andhra Pradesh, and focuses on reducing maternal and neo natal mortality rate. It aims to change community perception towards health, improving health knowledge by disseminating appropriate health information, addressing myths, misconceptions and aversive traditional health practices, and reducing the financial and disease burden on the community. Implemented in partnership with NICE Foundation, CHIP is operational in 155 villages of Andhra Pradesh. This year, primary health services were provided to 99% of the targeted population, reaching 200,965 people through 504,427 consultations.

Our other health-focused programmes include Life at Your Doorstep which provides home-based palliative care for chronic conditions, and Roshni Helpline that supports mental well-being through tele-counselling and community outreach. Together, these initiatives offer comprehensive, affordable care, addressing both physical and emotional health needs in underserved communities.

514,000+
Individuals impacted

Environment

Our environmental initiatives promote sustainable agriculture, biodiversity conservation, and wildlife protection through key programmes.

In India, climate change disproportionately burdens the marginalised farming population with small landholdings and limited access to resources. Action on Climate & Environment (ACE) helps small farmers adopt climate-resilient practices including Direct Seeded Rice, shifting from traditional farming to zero tillage, integration of biodiversity in cropping systems, improving soil health, and mangrove restoration – reducing carbon emissions and water use, and enhancing farmer incomes. In FY2025, 213,280 acres have been shifted from traditional farming to climate resilient practices resulting into savings of 783 mn kilolitres of water and 80,924 tCO_2 carbon equivalent reduction.

The Garo Green Spine Conservation project in Meghalaya, implemented with Wildlife Trust of India in partnership with the state forest department and the district council, protects wildlife habitats and fosters community-led conservation. By securing over 300 hectares as Village Reserve Forests and restoring 40 hectares of degraded habitats, the project has created vital wildlife corridors, benefiting numerous elephants and other species. These efforts combine ecological impact with socio-economic benefits, strengthening both climate resilience and rural livelihoods.

62,000+
Individuals impacted

The detailed impact assessment of key community-focused projects is reported in Annexure - IVA of the Board's Report.

Biostimulants Boost Crop Resilience

P. Srinivas, a progressive farmer from Armoor village, Nizamabad, adopted the DSR method with Super Aman variety paddy, using biostimulants provided by Dr. Reddy's Foundation under the ACE project. The results were remarkable – improved germination, enhanced plant growth, and increased tillers, even with reduced irrigation. Srinivas shared his success by turning his farm into a demonstration site, guiding fellow farmers through community meetings and training on the benefits of biostimulants, leading many to adopt the technique and improve crop productivity.

Employee volunteering

Our employees actively engage in social impact through Dr. K Anji Reddy's Spirit of Giving programme, and we collaborate with multiple like-minded partners on volunteering initiatives. From transforming schools and supporting self-help groups to assembling wheelchairs and participating in plantation and blood donation drives, their efforts brought meaningful change to communities. Our people remain at the heart of our commitment to inclusive development.

1,200+
Volunteers contributed through CSR

1,500+ Hours
Across diverse causes during FY2025



POSITIVE STEPS FOR THE PLANET

We are committed to minimising our environmental footprint while driving business growth. Proactively addressing ecological risks and implementing sustainable practices have enabled us to reduce resource consumption and move towards carbon neutrality. This comprehensive approach helps us contribute positively to the future of the planet.

Key focus areas

- Transitioning to renewable power
- Progress towards carbon neutrality
- Working on emissions in the value chain (Scope 3)
- Water stewardship
- Waste management
- Green chemistry
- Green building
- Protecting biodiversity
- Product responsibility
- Sustainable packaging

Material topics linked

- M7 Climate change
- M8 Energy management
- M9 Waste management
- M10 Water management
- M16 Process innovation



Powering with renewables

Our strategy to achieve 100% renewable power by 2030 focuses on maximising renewable capacity utilisation through wind-solar hybrid projects and transitioning from fossil fuels to biomass in boilers and co-generation plants. We are implementing alternative biomass sources such as rice husk and briquettes, securing long-term fuel contracts, and adopting advanced green technologies. A majority of our boilers now use biofuels and we plan to phase out coal in primary boilers. We will continue investing in solar, hydel, and wind projects, driving energy management, conservation, and efficiency to accelerate our green transition.

Renewables as on FY2025

59 MW
Third-party PPAs (solar and hydel)

7.7 MW
Cogen plant utilising biomass fuel

15 MW
Captive solar power plants through JV

21.4 MW
Round The Clock (RTC) capacity of solar & wind captive hybrid plant through JV

6 MW
Rooftop solar capacity

Renewable energy programmes

- PPA - Power Purchase Agreement
- Rooftop solar
- ISTS - Inter-State Transmission System
- Intrastate renewable power supply through JVC (Joint Venture Company)
- Cogeneration power plant with biomass fuel
- IRECs - International Renewable Energy Certificates

We comply with all relevant environmental laws and regulations, with no pending non-compliance actions in the reporting year.

We now have six global facilities that are fully powered by renewable electricity – three of our manufacturing facilities at Baddi, India, one in Hyderabad, India, one in Mirfield, UK and one in Cambridge, UK.

Roadmap for Renewable Energy Adoption


100%
85%
75%
FY2030
FY2028
FY2026

Towards a Carbon-free Future

Levers to decarbonisation

Energy conservation
Increasing energy efficiency in our operations

Energy performance
Reducing use of energy in feasible areas

Energy transition
Switching to low-carbon fuels and replacing fossil fuels with biomass

Read more about our energy efficiency initiatives in Annexure - VI of the Board's Report on page 124.

We are committed to coal-free operations in all primary boilers by FY2026, with most boilers currently powered by biofuels and low-carbon fuels such as natural gas. We saved 7.75 mn kWh and 165,840 tonnes through energy-saving initiatives, reducing CO_2 emissions by ~8,073 tonnes in FY2025. We also improved our energy mix through renewable power generation and purchases, with potential carbon offsetting for residual emissions. Our overall absolute Scope 1 and 2 emissions have reduced by 33% compared to FY2023 with our decarbonisation levers.


Roadmap for Carbon neutrality
70%
80%
100%
FY2026
FY2028
FY2030

Tackling value chain emissions (Scope 3)

78% of our carbon footprint comes from our value chain. 12 of the 15 Scope 3 emissions categories defined by the Greenhouse Gas Protocol are applicable to our operations. Categories 1 (Purchased goods and services), 9 (Downstream transportation and distribution), and 10 (Processing of sold products) are the largest contributors to our Scope 3 emissions. We are addressing this through improved supplier engagement, sustainable procurement strategies, and prioritising local suppliers and materials. Our overall Scope 3 emissions intensity has reduced by 31% compared to FY2023.

Levers for decarbonisation of Scope 3 emissions

- Engaging with our high-value spent suppliers
- Capacity building with supply chain partners
- Shifting from air to sea transport
- Increasing renewable power and shift to biomass fuels in our operations
- Improving coverage of emissions through supplier-specific information

5%
Decrease in reported Scope 3 emissions compared to FY2021


48%
23%
7%
11%
11%

Category 1
Purchased goods and services

Category 9
Downstream transportation and distribution

Category 10
Processing of sold products

Category 3
Fuel-and-energy-related-activities (not included in Scope 1 or 2)

Other remaining categories

Progressing towards net zero

By reducing our carbon footprint, we aim to achieve net zero emissions. As part of this transition, we are assessing emissions pathways and reduction plans, and our near- and long-term targets will be undergoing approval by the Science Based Targets initiative (SBTi). We have established a transition plan for Scope 1 and 2 emissions, with progress tracked through climate-related indicators. To meet near-term goals, we are committed to using 100% renewable electricity by 2030, switching to biomass fuels for boilers, and reducing energy demand through efficiency initiatives and green technologies.

Other emissions

Industrial processes generate significant SO2, NOx, and particulate matter emissions released from our operations. We are committed to minimising air pollution by improving operational efficiency and reducing emissions, while strictly adhering to statutory emissions norms.

Climate risk

We have conducted a comprehensive climate risk assessment aligned with the IFRS S2 framework. The assessment included both physical (acute and chronic) and transition risks, evaluated across short-, medium-, and long-term timeframes. A detailed scenario analysis was carried out using IPCC (SSP 1-2.6, SSP 2-4.5 and SSP 5-8.5) for physical climate impacts and NGFS (NDC and NZ) scenarios for low-carbon transition risks. The process integrated site-level climate exposure mapping, supply chain vulnerability analysis, and the application of financial impact modelling for key operational clusters.

The assessment identified significant physical climate risks in key operational hubs of Hyderabad, Srikakulam, and Vishakapatnam in India, primarily due to extreme heat, water stress and flooding. Apart from this, sites in North America and Mexico were also found prone to similar risks. As for low carbon transition risks such as policy and legal (emerging carbon regulations, climate-related disclosures and renewable power procurement); shifting market and investor expectations on supply chain decarbonisation and net zero commitments; and greenwashing were also noted to be potentially material, particularly in the EU and UK markets where net zero commitments are increasingly expected.

On the opportunity side, the Company's focus on low carbon fuel and energy, use of energy-efficient technology, increased emphasis on R&D (leading to reduced footprint of existing products as well as tapping into new markets via development of new products) were recognised as critical levers for value creation and future-proofing operations.

We are in the process of preparing action plans to mitigate the identified risks and capture the recognised opportunities.

Sustaining water resources

Water is a finite and valuable resource, and we recognise our shared responsibility in managing it sustainability.

Water stewardship is integral to our sustainability efforts, and we are committed to optimising our water usage, reducing risks to water supply, and ensuring resilience in our operations.

We have been a water positive company since FY2023. We made significant progress in water efficiency, alternate fresh water sourcing, rain water harvesting (both water use and recharge to the ground), water conservation through pond rejuvenation, and sustainable agriculture projects. Additionally, we have begun implementing Alliance for Water Stewardship (AWS) standard at our Pydibhimavaram cluster in Andhra Pradesh, India, for 5 sites.

Key initiatives

Water efficiency

- Conserved 102,333 KL of water in FY2025 through water pinch analysis, operational excellence ideas, and cross-replication projects across our manufacturing sites
- Saved ₹ 27 mn from the implemented initiatives at various sites
- Improved 11% water intensity through multiple water efficiency improvement projects across sites

Water security and alternative sources

- Planned to reduce groundwater dependency at sites such as Miryalaguda and Pydibhimavaram by sourcing surface water and desalinated water respectively
- Increased the treated grey water consumption from nearby communities. This is an alternate source to fresh water of 39,775 KL
- Harvested and utilised 75,761 KL of rain water in our sites which replaced fresh water

Recycle and reuse

- Improved reuse and recycled water consumption from 48% to 54% in FY2025. This has been achieved through initiatives such as Effluent Treatment Plant (ETP) Reverse Osmosis (RO) efficiency improvement, enhancement of process reuse water from rejects, steam condensate recoveries, and the systemic reduction of fresh water usage in domestic and utilities.

Technology interventions

- Introduced digitalisation and automation in the FTO-7 Effluent Treatment Plant (ETP) that resulted in improved ETP performance and reduced operational costs
- Upgraded the existing conventional biological reactor in ETP with membrane bioreactor (MBR) systems at FTO-12 and Biologics to enhance the treated water quality
- Replication of Low temperature evaporator (LTE) technology replacing conventional multiple effect evaporator (MEE) for 5 sites including CTO-5, CTO-SEZ, FTO-3, FTO-7 and FTO-6, with plans to replicate in Biologics and FTO-12 in FY2026

Community-based water management

Pond rejuvenation

- Rejuvenated 3 ponds in FY2024, including one in Miryalaguda and two in Sathiwada, resulting in a desilting volume of 31,805 m^3 and recharged 141,715 KL of water in FY2025

Sustainable agriculture

- Engaged with over 1,500 farmers in the Srikakulam and Vizianagaram districts in Andhra Pradesh through the Alternate Wetting and Drying and Zero tillage initiatives, saving 2,301,092 KL of water across 3,000 acres

Transparency and accountability

- Responded to the CDP Water Security disclosure and achieved a B score for FY2025, ensuring transparency in water stewardship efforts

Commitment to sustainable waste management

We have efficient waste management practices to ensure the proper treatment and disposal of all waste types. We have multi-level checks on waste handling and disposal as the activity happens at the site level, and any improper management can negatively impact both the environment and human health.

Our plastic waste is either recycled or co-processed, while e-waste is responsibly disposed of through authorised vendors. Hazardous waste is directed to cement industries and recyclers for co-processing and recycling, with approximately 1% being sent to landfill. Non-hazardous waste, such as glass, MS scrap, wood waste, and boiler ash, is routed to authorised recyclers, brick manufacturers, and cement industries for sustainable repurposing.

We have ongoing improvement programmes aimed at reducing hazardous and non-hazardous waste. Majority of our total waste generated is recycled, reused, or recovered through alternative methods.

Our waste management strategy is built on several key initiatives, including:

- Enhancing solvent recovery and optimising solvent usage
- Reducing waste at source e.g. reduction of process/organic residues, uses of polybag usage
- Redirecting chemicals from co-processing to recyclers
- Minimising waste generation through the application of green chemistry principles

Green chemistry practices

Adopting green chemistry technologies reduces our environmental footprint, enhances sustainability, and boosts efficiency. Through improving Process Mass Intensity (PMI), we optimise yield, enhance solvent and catalyst recovery, and minimise hazardous waste generation.

Key highlights

Waste reduction through cost improvement projects

- 15-18% improvement in PMI values through yield, solvent, and catalyst recovery
- 20-22% waste reduction achieved for 9 high-volume products

Evaluation of new products through chemistry gate clearance

- 8 products were evaluated through chemistry gate clearance during FY2025

Chemistry gate clearance involves selecting the route for new molecules by evaluating various schemes, with the final route chosen based on lower Reaction Mass Contribution (RMC) and favourable green metric values.

No product with acetonitrile developed

- None of the 8 evaluated products used acetonitrile or hazardous solvents in the development process

Green building

- We are implementing green building principles to enhance resource efficiency and promote a sustainable built environment. 7 company sites are IGBC-certified, and our FTO 11 formulations manufacturing facility has received the LEED Platinum certification for the non-oncology block

Biodiversity conservation

We are committed to the conservation and enhancement of biodiversity across all our operations, guided by our Biodiversity Policy.
This year, we conducted an impact and dependency assessment using the TNFD framework and LEAP methodology, covering all R&D and manufacturing units both in India and overseas. Based on the assessment, site-specific action plans have been recommended to enhance biodiversity, ecosystem services, and mitigate business risks.

Recognising the intrinsic value of biodiversity in building more productive and resilient ecosystems, we developed outdoor meeting and recreational spaces within these green belts, strengthening our connection between operational sustainability and human well-being.

Nature's nest: upcycling for sustainable spaces

FTO-3 campus, our largest manufacturing site, also celebrates art, creativity, and sustainability.
In a recent initiative, the team built 'Nature's Nest', a gazebo made entirely from scrap materials – including wooden pallets for the ceiling, water filters for railings, iron pipes for the frame, and cable trays for seating. This upcycled structure reflects our commitment to sustainable living, offering a serene space nestled under the trees.

Product responsibility

Life cycle assessment (LCA)

We completed LCA studies for two API products – Sitagliptin HCL and Quetiapine Fumerate – through an independent agency, following ISO 14044:2006 guidelines.
The assessment covered emissions from raw material production (cradle) to the gate stage. Insights from the LCA are guiding our efforts to continuously improve Global Warming Potential (GWP) performance, a key hotspot area, thereby reducing our overall environmental impact in manufacturing.

Sustainable packaging

Our Sustainable Packaging Council (SPC) drives packaging redesign to minimise environmental impact. We reduced packaging layers and overall material usage, incorporated recycled content where feasible, and ensured all tertiary packaging materials are recyclable or reusable.

During the year, we removed the Patient Information Leaflet (PIL) in the domestic market for a few products and reduced the PIL size in a few foreign markets, reducing ~48 tonnes of paper consumption and associated printing materials. We have replaced PILs with a QR code on the product cartons. We also eliminated the usage of carry strap, shipper change, and packaging, leading to a reduction of ~22 tonnes of plastic packaging. We also redesigned the tertiary packing from 7 ply to 5 ply shippers wherever it was feasible, reducing the overall packaging quantity.

LEADING RESPONSIBLY

Our governance philosophy is anchored in the highest standards of ethics, compliance, and risk management across our global operations. A strong emphasis on transparency and accountability reinforces our framework to safeguard stakeholder interests and enable responsible decision-making. Our leadership remains responsive to an evolving regulatory landscape, ensuring continued trust and confidence among all stakeholders. This is further guided by our commitment to sustainable value delivery and the pursuit of operational resilience.

Key focus areas

- Business Ethics and Regulatory Compliance
- Risk Management
- Product Quality Management and Pharmacovigilance
- Human Rights
- Supply Chain Management
- ESG Governance

Material topics linked

- M1 Product quality
- M3 Cyber security
- M4 Compliance
- M5 Business ethics
- M15 Supply chain management
- M17 Human capital development



Governance principles

Our governance framework is built on principles that promote transparency, accountability, and responsible decision-making across the organisation.

Board composition and expertise

The Board is appropriately composed with a balance of diversity, independence, industry knowledge, skills, and expertise.

Ethical business conduct

We uphold ethical conduct across the Board, management, employees, and business partners.

Shareholders' rights

We are committed to protecting and facilitating shareholders' rights.

Information flow to the Board and committees

Accurate and timely information is proactively shared with the Board and Committees to support effective discharge of their fiduciary duties.

Internal controls and risk management

Robust internal controls, risk management systems, and financial reporting processes are firmly in place.

Disclosure to stakeholders

We ensure timely, adequate, and accurate disclosure of material financial and non-financial information to stakeholders.

Our policies

Our policies establish a strong governance framework that fosters transparency and accountability across all operations.

Key policies available on the website of the company

- Code of Business Conduct and Ethics
- Policy on the determination of materiality of event or information
- Board Committee's Charter and primary responsibilities
- CSR Policy
- Policy on determination of Material Subsidiaries
- Dividend Distribution Policy
- Human Rights Policy
- Anti-bribery and Anti-corruption Policy
- Ombudsperson Policy (Whistle Blower Policy)
- Policy on Materiality of Related Party Transactions and Dealing with Related Party Transactions
- Safety, Health and Environment Policy and principles
- Claw Back Policy (Recovery Policy)
- Nomination, Governance and Compensation Policy
- Tax Transparency Report
- Third Party Code of Conduct
- Data Privacy Policy
- Code of Practices and Procedures for Fair Disclosures of Unpublished Price Sensitive Information
- Biodiversity Policy
- Global Marketing Code
- Energy Policy
- Advocacy and Public Policy
- Archival Policy
- Group Tax Policy
- Board Diversity Policy
- Prevention of Sexual Harassment Policy

Key policies available on the intranet platform of the company

- Code of Conduct to Regulate, Monitor and Report Trading by Designated Persons
- Business Continuity Management Policy
- Information Security Policy
- Communications Policy
- Internal Disclosure Guidelines for disclosure of material events or information
- Enterprise Risk Management Policy
- Internal Audit Charter
- Global Trade Sanctions Policy
- Conflict of Interest Policy
- Global Anti-Trust and Competition Law Policy
- Fraud Risk Management Policy
- Purchase Policy
- HR Policies
- Group Governance Policy

Board governance structure

Board of Directors

Ensuring robust corporate governance for sustainable performance, achieving long-term corporate goals and enhancing stakeholders' values

Board Committees

Ensuring governance in specific functional areas delegated in terms of applicable laws or by the Board

- Audit Committee (AC)
- Stakeholders Relationship Committee (SRC)
- Nomination, Governance and Compensation Committee (NGCC)
- Sustainability and CSR Committee (SCSRC)
- Risk Management Committee (RMC)
- Science, Technology and Operations Committee (STOC)
- Banking, Authorisations and Allotment Committee (BAAC)

Management Council (MC)

Chairman, Co-Chairman & Managing Director and CEO, duly supported by the MC, are responsible for the Company's strategy, growth initiatives, priorities and overall Company performance

Committee	Value	Measure	Chair
AC	100%	Independence	Chair - Independent
NGCC	100%	Independence	Chair - Independent
RMC	100%	Independence	Chair - Independent
STOC	100%	Independence	Chair - Independent
SCSRC	50%	Independence	Chair - Independent
SRC	33%	Independence	Chair - Independent
BAAC	100%	Executive Committee	
MC	14	Members	

Board Independence


20%
80%
Independent
Executive

Gender Diversity


30%
70%
Male
Female

Age


40%
60%
<65 years
>65 years

Average tenure

9.7 years
All Board members

3.3 years
Independent Directors

Nationality


50%
50%
Foreign National
Indian

Tenure


40%
60%
<5 years
>5 years

Industry Experience of Board


40%
60%
Experience
No Experience

Board highlights

100%
Members of the Audit Committee, Nomination, Governance and Compensation Committee, Risk Management Committee and Science, Technology and Operations are Independent Directors

100%
Attendance in Board and Board Committee meetings by all the Directors

Changes in the governance bodies

Board and committee changes

- Ms. Kalpana Morparia retired as an Independent Director on July 30, 2024, stepping down as Chairperson of the Nomination, Governance & Compensation Committee and the Stakeholders' Relationship Committee, and as Member of the Audit and Sustainability & CSR Committees. The Company acknowledges her decade-long contribution
- Mr. Leo Puri was designated as Lead Independent Director and appointed as Chairman of the Stakeholders' Relationship Committee, effective July 31, 2024
- Ms. Penny Wan was inducted as a member of the Audit Committee and stepped down from the Science, Technology and Operations Committee, effective July 31, 2024
- Mr. Sanjiv Mehta was appointed as Chairman of the Nomination, Governance & Compensation Committee, effective July 31, 2024.

Key managerial personnel (KMP) changes

- Mr. Parag Agarwal retired as Chief Financial Officer, effective from close of working hours on July 31, 2024
- Mr. M.V. Narasimham was elevated as Chief Financial Officer, effective August 1, 2024

Management council (MC) changes

- Mr. Milan Kalawadia was elevated as CEO – North America and inducted into the Management Council on May 25, 2024, following the resignation of Mr. Marc Kikuchi

All senior management vacancies in FY2025 were filled through internal talent, reflecting the Company's strong succession planning.

Key highlights of corporate governance practices

80% of the Board members are Independent Directors

100% of the statutory Board Committees are chaired by an Independent Director

Board has designated an **Independent Director as the Lead Independent Director**

Conduction of **Separate Meetings for Independent Directors on a quarterly basis**

Established Board process to manage any conflict-of-interest situation at the Board level

Regular deliberation on **succession planning** by the Board/NGCC

Science, Technology and Operations Committee – a dedicated Board Committee to **drive innovation and R&D**

Board evaluation through an independent agency once in 3 years

KPIs of senior executives include performance on **sustainability parameters**

Sustainability Council responsible for the implementation of ESG strategies and programmes

All Related Party Transactions (RPT), including exempted transactions, are placed before the Audit Committee and the Board

CSR needs assessment before undertaking new strategic CSR projects

Adoption of a formal tax policy to guide company practices and provide investors, regulators and other external stakeholders on the Company's tax risk profile

Non-audit fees to the Statutory Auditors is ~16% of their total compensation

CSR Impact Assessment by an independent agency covers 90% of our CSR spends

Voluntarily adopted Group Governance Policy as recommended by the Kotak Committee

Exit Interview for Senior Management Personnel to gain strategic insights and constructive feedback to identify opportunities for organisational improvement

Supplier Code of Conduct replaced with **'Third Party Code of Conduct'** to broaden scope and ensure governance across all third-party engagements

Vendor satisfaction survey to gather vendor feedback, improve supplier relationships, and enhance overall business processes

Shareholder satisfaction survey conducted to seek feedback from shareholders on shareholder services. The survey results reflected high levels of satisfaction, as 94% of respondents rated the services as good / very good / excellent

ESG Governance Structure

Board
Guidance and supervision on ESG and sustainability matters

Sustainability & CSR Committee
Overview of ESG strategies, programmes, policies, disclosures and review of ESG goals & progress

Sustainability Council
Implementation of ESG strategies and programmes, policies, review of disclosures, ensuring integrated ESG approach and planning

ESG Functional Heads
Skilled cross-functional ESG team to strive for and implement ESG goals, plans and programmes, drive ESG agenda of the organisation

Business ethics and compliance

Our Code of Business Conduct & Ethics outlines expectations for ethical conduct and decision-making, applying to all Directors, employees, subsidiaries, and affiliates. It aligns with the Companies Act, 2013, the U.S. SEC, SEBI, and the Sarbanes-Oxley Act of 2002. The Code fosters stakeholder trust by promoting integrity and accountability. We are committed to the UN Global Compact's Ten Principles covering human rights, labour, the environment, and anti-corruption. Robust Anti-Bribery and Anti-Corruption policies, including separate codes for suppliers and service providers, are in place, aligned with the PSCI and the Global Marketing Code.

We regularly monitor and assess all our operations and business practices to ensure adherence to legal and ethical standards, identify any potential risks early, and promote a culture of ethics and integrity at Dr. Reddy's. All our key business functions are audited comprehensively at least once in three years, and we develop and implement corrective and preventive actions to address any identified issues. These results are also shared with our management and the Board.

Reporting and accountability

We promote transparency and accountability, enabling employees and partners to report concerns via multiple channels, including an independent hotline, a web-based portal (drreddys.ethicspoint.com), and direct email access to the Chief Compliance Officer and the Chairperson of the Audit Committee. The Chief Compliance Officer reports to the Chief Ombudsperson and oversees all investigations under the Ombudsperson Policy. Investigations are conducted by designated personnel, ensuring due process for those involved. Corrective and Preventive Actions (CAPA) are determined in consultation with business heads and tracked to closure.

Anti-trust and competition law

We uphold competition and anti-trust laws to maintain a fair market. All employees are expected to comply, ensuring no anti-competitive, unethical, or corrupt practices. Our Code of Business Conduct and Ethics and the Third-Party Code of Conduct emphasise fair competition and strictly prohibit violations. Suspected breaches can be reported to the Chief Compliance Officer via complianceofficer@drreddys.com or the Compliance Hotline.

Grievance redressal

We uphold responsible business practices by aligning with the UN Guiding Principles on Business and Human Rights and proactively mitigating risks for employees and strategic suppliers. Human rights risks are assessed through our Social Accountability Management Procedure (SAMP) and external evaluations, following SA8000 standards and applicable labour laws. We are committed to maintaining safe, compliant working environments across all operations.

Human rights

We are committed to protecting human rights across our value chain, guided by international frameworks including ILO conventions, the Universal Declaration of Human Rights, and the UN Guiding Principles on Business and Human Rights. Our due diligence processes address risks such as child labour, discrimination, and other violations, ensuring compliance with local laws and cultural norms. All Indian manufacturing facilities are SA8000 certified and undergo rigorous assessments. We adhere to the standard's eight core clauses covering child labour, forced labour, health and safety, freedom of association, discrimination, disciplinary practices, working hours, and remuneration.

Our third-party code of conduct ensures that no child labour is employed by our supply chain. Our manufacturing facilities are certified SA8000 and we ask our supply chain partners to comply with the requirements of SA8000 standards. We address risks with intensive supply chain monitoring, risk monitoring and audits of high-risk suppliers. There is also a whistleblower system that is accessible both internally and externally. Overall, the company takes the risk of child labour in the supply chain into account through the supply chain due diligence process. In FY2025, there was no case of child labour in the supply chain.

Tax transparency

As part of our commitment to responsible tax practices and stakeholder transparency, we have published an annual Tax Transparency Report since FY2023. The Report outlines our tax strategy, principles, and disclosures, supported by an independent auditor's statement. We contribute fairly across tax jurisdictions, ensuring accountability in public finance contributions.

Information security

We maintain strong information security and cybersecurity practices to safeguard data, intellectual property, and patient information. Our strategy includes regular risk assessments, red team exercises, and internal audits, aligned with global standards such as ISO 27001 and NIST Cybersecurity Framework. Governance is overseen by the Chief Information Security Officer (CISO), who reports to the CIO, with quarterly updates presented to the CEO. Cybersecurity oversight lies with the Board's Risk Management Committee. In FY2025, we experienced no major security breaches, and conducted regular recovery drills for critical applications.

Data privacy

We respect the privacy rights of all individuals and handle personal information in line with data protection laws across our operating regions. Our approach is principle-based and extends to our partners.

For more details, please visit our Data Privacy Centre: https://drreddys.com/privacy-policy

Product quality management

Safety and quality are core to our operations. We are committed to delivering high-quality products worldwide through rigorous testing and a robust Quality Management System (QMS) aligned with global pharmaceutical regulations, including the Code of Federal Regulations, EudraLex, and ICH guidelines. Our facilities undergo regular inspections by global regulators such as the US FDA, EMA, MHRA, ANVISA, PMDA, Health Canada, and CDSCO. We also follow ISO 9001:2015 principles and various GxP standards across manufacturing, research, clinical trials, and distribution.

Our unified and agile QMS platform aims to exceed compliance, embracing lean and digital principles to improve productivity, quality, and service levels. Through effective change management, we promote sustainable and reliable processes aligned with our quality-first culture.

Pharmacovigilance

Patient safety is central to our pharmacovigilance efforts. We follow a comprehensive approach involving data collection, risk assessment, and proactive safety measures. Adverse event reporting enhances medicine quality and labelling accuracy. We strive to go beyond compliance, embedding a culture of vigilance where pharmacovigilance is a shared responsibility.

Employees receive mandatory annual training and are encouraged to report adverse events or support patients and caregivers in doing so. We regularly share insights with healthcare professionals, regulators, and the broader community, contributing to global drug safety and public health.

Bioethics and animal testing

Dr. Reddy's conducts animal testing for pre-clinical trials to assess the safety and efficacy of new drug candidates before human clinical trials begin, and drug safety assessments to evaluate the potential toxicity and other adverse effects of new drugs and pharmaceuticals. However, we acknowledge the ethical concerns surrounding animal testing and actively seek to reduce reliance on animal models. We have a strong commitment to reducing animal testing and are exploring alternative methods such as in-vitro assays and in-silico models in research and testing. For instance, we have recently explored recombinant Factor C (rFC) assays, considered in vitro alternative assays to the traditional Limulus Amebocyte Lysate (LAL) assay for detecting bacterial endotoxins. By eliminating reliance on horseshoe crabs – an essential species for coastal ecosystems – rFC offers a more stable, reliable, and ethical alternative. This transition to alternative models will enhance



public health by streamlining drug development and ensuring safer therapies reach patients faster.

Sustainable supply chain management

We are working to build an ESG-compliant supplier base and have rolled out the Dr. Reddy's Supplier ESG framework that is applicable to all the strategic suppliers associated with Dr. Reddy's and its subsidiaries. Our strategic suppliers are spread across material categories in API, Excipient, Packaging, External Manufacturing, 3rd Party, Loan Licensee, Chemical Sourcing and Biologics. Our ESG framework helps us achieve our ESG goals related to supply chain, and we aim to partner more extensively with our suppliers to help them deliver measurable improvements and significant impacts related to ESG.

We conduct ESG assessments for our strategic suppliers based on Dr. Reddy's Supplier ESG framework, also considering their existing ESG performance such as ESG ratings from CRIF (Synesgy), D&B, S&P Global, EcoVadis, PSCI, and SEDEX. Dun & Bradstreet are our assessment partners in conducting third party assessments for our suppliers' on ESG criteria. This year, we have assessed 34 strategic suppliers contributing to ~12% of direct spend globally. We have shared corrective and preventive action plans to all suppliers assessed in the past year and we are in the process of reviewing their performance.
Of the total suppliers assessed, we find that one supplier is considered as high risk and has been provided CAPA along with physical assessment. Apart from the assessments, 100% of our strategic suppliers have undergone an ESG awareness training programme.

We delivered eight ESG capacity building programmes during the year, covering approximately 730 supply chain partners.

As part of our commitment to business ethics, we have upgraded our supplier code of conduct into third-party code of conduct. This revision is to ensure applicability of ethical and compliance standards extended beyond suppliers to all third parties (organisations and individuals) involved in our supply chain. The updated code provides a comprehensive framework covering ethics and compliance, labour & human rights, wages & benefits, health, safety & sustainability, Data privacy & protection, International trade compliance, and Quality & Management systems. The code is to be signed by all the suppliers and related third parties. We ensure our alignment by working only with third parties that meet our ethical standards. We also launched an enhanced version of our supplier portal - Vikreta Global (Ariba) and all global supply chain partners associated with our Company and its subsidiaries must undergo the supplier onboarding through this portal, also ensuring signing off on the third-party code of conduct.

We have a clear internal process of screening suppliers and materials while onboarding, and periodic evaluations through supplier audits and assessments. Based on the evaluations, and to best of our traceable information, we do not import or process minerals and metals such as tin, tantalum, tungsten, or gold from conflict and high-risk areas.

As a PSCI Supplier Partner, we uphold the PSCI Principles and contribute to the community by sharing audits, completing maturity models, and collaborating on initiatives that drive sustainability and excellence. We share audit reports of our manufacturing facilities on the PSCI platform each year, including progress tracking for any major findings.


H2
CO2

STAKEHOLDER ENGAGEMENT AND MATERIALITY ASSESSMENT

We value collaboration and meaningful engagement with our internal and external stakeholders to understand their perspectives, address their concerns, and drive sustainable outcomes. This strengthens our strategic decision-making, fosters transparency, and helps us align with upcoming regulatory requirements. We conducted a Double Materiality Assessment (DMA) this year to align material priorities with our strategic direction, and ensure long-term value creation for all stakeholders. As a practice, we annually review our material topics and assess them based on any material changes in operations, geographical presence, progress on goals and targets, changes in regulations etc. This year, we took up double materiality to evaluate both the impact of our operations on society and the environment, and the influence of external events on our business and financial performance. This approach further supports us in aligning material issues with Enterprise Risk Management (ERM) processes.

This dual approach evaluates material topics from both an ESG impact perspective and their potential influence on the organisation's financial performance. The assessment was based on the European Financial Reporting Advisory Group (EFRAG) Implementation Guidance (IG 1) and the Global Reporting Initiative (GRI).

Approach to Stakeholder Engagement

We follow a structured four-step approach.

Identification

Identifying key stakeholders based on their influence, interest, dependency, and impact on the organisation

Engagement and communication

Maintaining open dialogue to foster trust and transparency through regular communication

Arriving at material issues

Identifying, evaluating, and assessing the significance of material topics and concerns to comprehensively understand key issues

Addressing the material issues

Addressing the identified material issues effectively while prioritising sustainability to create long-term value for stakeholders

Approach to double materiality assessment

We followed four major steps to conduct a double materiality assessment based on EFRAG guidelines

Understanding

- Mapping of entire value chain and key business activities
- Interaction with the Company's key departments for identification of impacts, risks, and opportunities

Identification

- List of key issues with risks and opportunities
- Prioritisation of key stakeholders
- Stakeholder engagement plan

Assessment

- Stakeholder engagement (Internal and External) through surveys for impact materiality
- Interaction with top management (management council and key business leaders) for financial materiality

Determination

- Final scores of impact materiality and financial materiality
- Finalisation of material impacts by plotting impact and financial assessment outcomes



Double materiality matrix


Q2
Q4
Q3
M15
M14
M16
M7
M9
M8
M10
M12
M11
M13
M1
M2
M3
M4
M6
M17
M5
High Impact
Low Impact
Impact on Environment and Society
Low Impact
Impact on Organisation (Financial)
High Impact
Environmental impacts
Social impacts
Governance impacts
Risks
Opportunities
Q2 High E&S impacts and low financial impacts
Q3 Low E&S impacts and high financial impacts
Q4 High E&S impacts and high financial impacts

The overall objective of the double materiality assessment was to understand the key risks and opportunities for Dr. Reddy's business through the lens of ESG and finance. We have identified the topics falling under quadrants Q4, Q3, and Q2 as the most important impacts for the company.

DMA topic		Category	Sub-topic / Impact topic	Page number
M1	Product Quality	Risk	Inadequate product quality	138
		Risk	Counterfeit products	
M2	Business Continuity	Risk	Business continuity	139
M3	Cyber Security	Risk	Information security	140
		Risk	Data privacy	
M4	Compliance	Risk	Regulatory compliance	141
		Opportunity	Governance beyond compliance	
M5	Business Ethics	Risk	Unethical practices	142
		Risk	Bribery and corruption	
M6	Health & Safety	Risk	Inadequate process safety systems	144
		Risk	Occupational health and safety (emergency response system)	
M7	Climate Change	Risk	Greenhouse gas emissions	146
M8	Energy Management	Risk	Energy consumption	147
		Opportunity	Use of renewable energy	
M9	Waste Management	Risk	Hazardous waste	148
M10	Water Management	Risk	Wastewater management	148
		Risk	Water use	
M11	Affordability of Healthcare	Opportunity	Affordability of medicines	136
M12	Access to Healthcare	Opportunity	Access to medicines	135
M13	Customer Satisfaction	Opportunity	Customer satisfaction	137
M14	Community Wellbeing	Opportunity	Community engagement	150
M15	Supply Chain Management	Opportunity	Sustainable supply chain	149
		Opportunity	Responsible sourcing	
M16	Process Innovation	Opportunity	Process efficiency (Use of recycled and reused materials)	143
		Opportunity	Process innovation	
		Opportunity	Green chemistry	
M17	Human Capital Development	Opportunity	Diversity and inclusion	145
		Risk	Labour management	
		Opportunity	Talent retention (Employee satisfaction)	

The management approach to significant material issues is addressed in various sections of the report. Our mitigation strategy to these risks and opportunities are reported in Section A, General Disclosures, Question 26 of the Business Responsibility and Sustainability Report.

To read more about our double materiality assessment, please refer to our Double Materiality Assessment report on our website.

Our stakeholder engagement model

Engagement modes	Key concerns and related impact area	Aligned material impact topics	Interlinked report sections	Value created	UN SDGs impacted
Employees **Importance:** Most valued asset to the Company and key to the success of business					
Mode • Physical and digital channels of communication • One-to-one connect with the management • Townhall **Frequency:** Daily	• Job security • Fair compensation • Career development opportunities • Safe and healthy work environment	• Diversity and Inclusion • Labour management • Talent retention (Employee satisfaction)	Helping our people realise their full potential *Read more on pages 34-39*	**5,678** Employees onboarded in FY2025	3, 5, 8, 10, 11
Investors **Importance:** Providers of financial capital					
Mode • Meetings, conferences • Earnings calls • Financial results • Stock exchange and other communications • Annual report **Frequency:** Frequent and need-based	• Financial performance, profitability • Dividend payouts, • Overall strategic direction of the Company • Communication on future growth outlook	• Economic performance • Risk management • Business continuity • Inadequate product quality • Regulatory compliance • Greenhouse gas emissions • Access to medicines • Sustainable supply chain	Leading responsibly, Access, Affordability, and Innovation, Positive steps for the planet *Read more on pages 26-33, 44-59*	**₹ 56,544 mn** Profit after tax **27.7%** RoCE	8, 9, 16
Patients **Importance:** End-users of our products					
Mode • Customer assistance and outreach programmes **Frequency:** Frequent and need-based	• Affordable and high-quality medications • Information about drug efficacy and safety • Customer support	• Access to medicines • Affordability of medicines • Inadequate product quality	Access, Affordability, and Innovation *Read more on pages 26-33*	**~756 mn** Estimated number of patients reached	3, 9, 12
Healthcare professionals **Importance:** Pillar to understand the patients' needs					
Mode • Conferences and seminars • Visits by sales personnel **Frequency:** Frequent and need-based	• Efficacy, safety, and availability of medications • Educational resources • Support for prescribing practices	• Affordability of medicines • Access to medicines • Inadequate product quality	Leading responsibly, Access, Affordability, and Innovation *Read more on pages 26-33, 50-59*	**37,000** People trained to deliver better patient care	9, 12

Customers
Importance: Enabling access of our products to end users

Engagement modes	Key concerns and related impact area	Aligned material impact topics	Interlinked report sections	Value created	UN SDGs impacted
Mode • E-mails • Couriers • Surveys **Frequency:** Daily	• Timely and accurate delivery of products • Quality assurance • Responsive customer service	• Counterfeit products • Inadequate product quality • Customer satisfaction	Leading responsibly *Read more on pages 50-59*	**165** New products launched	3, 12

Suppliers & partners
Importance: Providers of input materials, delivering the end products and ensure continuity of business operations

Engagement modes	Key concerns and related impact area	Aligned material impact topics	Interlinked report sections	Value created	UN SDGs impacted
Mode • Capability building programmes • Audit CAPA governance and tracking • Business partner meets **Frequency:** Frequent, quarterly	• Fair treatment • Timely payments • Mutually beneficial relationships	• Bribery and corruption • Unethical practices • Data privacy • Sustainable supply chain • Responsible sourcing • Regulatory compliance • Customer satisfaction	Leading responsibly *Read more on pages 50-59*	**83** Countries served	8, 16

Government authorities
Importance: Determine the laws and regulations to conduct ethical business

Engagement modes	Key concerns and related impact area	Aligned material impact topics	Interlinked report sections	Value created	UN SDGs impacted
Mode • Conferences • Written communications • Facility visits • Engagement through industry associations/ committees • Meetings **Frequency:** Need-based	• Regulatory compliance • Drug safety standards • Adherence to healthcare laws and regulations	• Hazardous waste • Wastewater management • Water use • Greenhouse gas emissions • Energy consumption • Use of renewable energy • Regulatory compliance • Information security	Positive steps for the planet, Leading responsibly *Read more on pages 44-59*	**Complete adherence** to Government norms and regulations	6, 7, 9, 12, 13

Community
Importance: Provides social licence to operate

Engagement modes	Key concerns and related impact area	Aligned material impact topics	Interlinked report sections	Value created	UN SDGs impacted
Mode • Interaction through CSR initiatives **Frequency:** Frequent and need-based	• Environmental impact • Community engagement initiatives • Corporate social responsibility efforts	• Community engagement • Greenhouse gas emissions • Water use	Empowering the communities around us, Positive steps for the planet *Read more on pages 40-49*	**700,000+** Lives benefited	3, 4, 6, 11, 12

Third-party logistics service providers and CFAs
Importance: Ensures distribution and supply chain management of pharmaceutical products

Engagement modes	Key concerns and related impact area	Aligned material impact topics	Interlinked report sections	Value created	UN SDGs impacted
Mode • Meetings • Inspections **Frequency:** Frequent	• Efficient logistics operations • Timely payments • Strong partnerships	• Sustainable supply chain • Occupational health and safety (Emergency response system) • Greenhouse gas emissions	Leading responsibly, Positive steps for the planet *Read more on pages 44-59*	**~756 mn** Patients reached	3, 8

Contract workforce
Importance: One of the key contributors to the Company's operations and projects

Engagement modes	Key concerns and related impact area	Aligned material impact topics	Interlinked report sections	Value created	UN SDGs impacted
Mode • Meetings • Conferences • Townhalls **Frequency:** Frequent	• Fair treatment • Job security • Opportunities for professional growth	• Occupational health and safety (emergency response system)	Helping our people realise their full potential *Read more on pages 34-39*	**0.07** LTIFR reduced for employees and workers	3, 8

RISK MANAGEMENT

We maintain a proactive risk management approach that balances agility with foresight, enabling us to navigate emerging challenges with confidence and resilience.



Risk governance

Board of Directors	Risk Management Committee	Executive Risk Management Committee	ERM Team led by Chief Risk Officer	Other Assurance Functions	Business Units and Risk Champions

The Enterprise Risk Management (ERM) function plays a critical role in identifying and managing key business, operational, and strategic risks across the organisation. Risk identification is carried out through quarterly assurance meetings, structured interviews, incident reviews, and ongoing dialogue with relevant stakeholders. These risks are categorised into groups and aggregated across organisational levels to provide a comprehensive view. The ERM function focuses on raising awareness, prioritising mitigation, and embedding a structured framework for assessing and monitoring risk appetite and tolerance thresholds.

The Chief Risk Officer leads the risk management function, while the Chief Compliance Officer oversees compliance processes, including third-party risk management related to anti-bribery and anti-corruption (ABAC) regulations. The Chief Internal Auditor supports risk governance by offering independent, risk-based assurance and insights. Insights from internal incidents and external developments are regularly analysed and integrated into policies and procedures to strengthen preparedness. Additionally, cybersecurity risks are assessed during the onboarding of third-party IT vendors and suppliers. Risk oversight is further reinforced by periodic reviews conducted by the Audit Committee and the Science, Technology and Operations Committee.

Risk management process


Brand Identity
Performance
Business Partners
Risk Environment
Industry
Company/Group
Management
Risk Assessment
Risk Identification
Risk Evaluation
Risk Measurement
Employees
Business Units
Risk Prioritisation
Risk Mitigation
Values/ Culture

Key risks identified

- Data privacy
- Data security
- Product development
- Talent and capabilities
- Ethics and compliance
- Foreign exchange
- Safety & Health
- Quality
- Cyber security
- Reciprocal tariffs

Read more about our climate risk management on page 47, our mitigation on material risks in Section A of the Business Responsibility and Sustainability Report on page 135, and the report of the risk management committee in the Corporate Governance report on page 215.

AWARDS AND RECOGNITIONS

2nd year in a row feature in The Financial Times (London) 'Asia-Pacific Climate Leader 2024' list	Winner, North America, Candidate Experience Awards 2024	Winner, Best Trademark Portfolio, CII Industrial IP Awards 2024
ESG Excellence Award 2024, Large-Cap Pharmaceuticals & Healthcare category, KPMG	Certified Great Place to Work 2025, and recognised as one of India's Best Employers Among Nation-Builders for 2024	Russian Pharma Awards 2024 for Medznat Portal for HCPs
Global 500 Most Sustainable Companies 2024, Time Magazine and Statista	1st runner up, Transparency & Reporting, UN Women India WEP Awards 2024	Winner, R&D Excellence, CPHI & PMEC India Award 2024
Named by Forbes Magazine and Statista in their 2024 list of World's best employers	Winner, Top Treasury Team, Adam Smith Awards Asia 2024	Winner, Noteworthy Project in Water Management, CII National Awards for Excellence in Water Management 2024
Top 15, BW Businessworld India's Most Sustainable Companies 2024	Winner, AI Pioneer category, LinkedIn Talent Awards	Gold award, Best Market Intelligence / Productivity and Effectiveness Project, Lupa de Ouro Awards Brazil
3rd year in a row feature in Science Magazine's top 20 employers in pharma/biotech globally	Winner, Pharmaceuticals, Supply Chain and Logistics Excellence (Scale) Awards, CII Institute of Logistics	8 brands won Product of the Year 2024 award, Russia
Recognised in the Leadership Category of the Indian Corporate Governance Scorecard assessment by IiAS	Winner, Masters of Risk - Healthcare and Pharma category award, India Risk Management Awards	5 awards in manufacturing and supply chain excellence at Pharma Manufacturing & Automation Excellence 2024 Awards
CII Climate Action Program (CAP) 2.0 Resilient award	Best Automation Adoption award, 14th Shared Services Summit & Awards 2024, UBS Forums	Winner, CII Awards on Excellence for Women in STEM 2024
Winner, CSR Programme of the Year, Financial Express - Pharma Awards 2025	Winner, Best Online Communications, SmartPharma Awards, for Medznat, Russia	

Global ESG ratings

A- (Leadership band) CDP Climate Change	**B** (Management band) CDP Water Security	**66/100** (Strong) CRISIL ESG rating	**79/100** (Top 5%) S&P Global ESG rating
73/100 (Top 15%) EcoVadis	**4.2/5** FTSE Russell	**A** MSCI	**89/100** Refinitiv LSEG

ESG index inclusions and listings

- Dow Jones Best-in-Class World Index*
- Dow Jones Best-in-Class Emerging Markets Index*
- FTSE4Good Index
- NIFTY100 ESG Index
- NIFTY100 ESG Sector Leaders
- BSE 100 ESG Index
- Bloomberg Gender-Equality Index (GEI)

**Renamed indices*

Memberships and affiliations

- United Nations Global Compact (UNGC)
- Association of Accessible Medicines (AAM)
- Pharmaceutical Supply Chain Initiative (PSCI)
- International Generic and Biosimilar Medicines Association
- Board of Trade, Ministry of Commerce, Government of India
- Asia Business Council
- National Council of the Confederation of Indian Industry (CII)
- Indian Pharmaceutical Alliance
- National Accreditation Board for Certification Bodies
- Life Sciences Advisory Committee
- Federation of Indian Chambers of Commerce and Industry (FICCI)
- Valuable 500
- Global Lighthouse Network, World Economic Forum
- Science Based Targets initiative (SBTi)
- United Nations Women's Empowerment Principles

MANAGEMENT DISCUSSION AND ANALYSIS

Note

(1) *FY2025 represents fiscal year 2024-25, i.e., from April 1, 2024, to March 31, 2025, and is used analogously for FY2024 and previously such labelled years.*

(2) *Unless otherwise stated, financial data given in this Management Discussion and Analysis is based on our Company's consolidated results, prepared in accordance with International Financial Reporting Standards ('IFRS') as issued by the International Accounting Standards Board.*

(3) *Our reporting currency is in Indian rupees (₹). In instances where we have also given numbers in United States dollars ('US$'), we have used an exchange rate of ₹ 85.43 = US$ 1 for FY2025. To maintain comparability and to eliminate losses/gains purely on account of exchange rate fluctuations vis-à-vis the previous accounting year, we have used the same exchange rate (i.e., ₹ 85.43= US$ 1) for FY2024, purely for comparison purposes.*



Global Economic Outlook[1]

As per the International Monetary Fund, global growth for 2025 and 2026 is projected at 3.3%, which is lower than the historical average. This is largely on account of global financial conditions, including the strengthening of the US$, and intensified policy related uncertainty, resulting in divergence between a potential upside for the United States and downside for most other economies. Likewise, world trade volumes are also expected to be slightly lower for 2025 and 2026, while global inflation is estimated to decline to 4.2% in 2025 from historical levels.

Balancing trade-offs between inflation and real activity, structural reforms and stronger multilateral cooperation are the need of the hour to manage this divergence, sustain growth and stability and address global challenges.

Global Pharmaceutical Market Outlook[2]

The global pharmaceutical market is estimated at ~US$1.7 tn in 2024 and is expected to grow at a compounded annual growth rate ('CAGR') of 6%. The growth is driven by increasing prevalence of chronic diseases, ageing population, and increasing healthcare spends. Rising demand for patient-centric solutions have resulted in expedited regulatory pathways as well as technological innovations in drug delivery, for example, personalised medicine, targeted therapies, etc. as well as preventative healthcare solutions. Strategic collaborations and investments in research and development ('R&D') continue to drive product development, market competitiveness and access to healthcare, particularly in emerging markets.

Recent trends observed in the sector have been articulated as follows:

Patent cliff to pave way for growth in Generics and Biosimilars

Over the past 20 years, the top 20 pharmaceutical companies have each invested about US$ 5 bn annually in R&D, resulting in over 800 new drugs for patients. However, by 2030, many of these drugs, ~ 100 of them being biologics will lose their exclusivity and same is estimated to be US$ 300 bn. About US$ 150 bn of this impact is expected by 2027. This shift opens the door for more generic and biosimilar drugs to enter the market, which could lower costs and improve treatment access for patients. In response, governments in developing countries are working to expand healthcare access, particularly in underserved regions.

Global Generics Market[3]

US$ 389 bn
Market Size (2024)

6%
CAGR (2024-2033)

Global Biosimilars Market[4]

US$ 42 bn
Estimated Market Size (2025)

18%
CAGR (2025-2030)

At Dr. Reddy's, we aim to improve access to affordable medication through generics as well as biosimilars.

Innovation and collaborations to manage pipeline and revenue gaps

Pharmaceutical companies respond to gaps created by patent cliffs through continued investment in innovation, particularly in specialty and rare diseases. As per a recent report by IQVIA Institute, global R&D funding reached a 10-year high and total R&D spends of large pharmaceutical companies have increased by over 25% for the first time in 2024 **(See Figure 1)**.

---

1 The outlook and the key trends discussed in this section are primarily from 'World Economic Outlook, Global Growth: Divergent and Uncertain, January 2025' by International Monetary Fund and from various other publicly available sources.
2 The outlook and the key trends discussed in this section are primarily from 'Global Trends in R&D 2025' by IQVIA Institute, '2025 Life Sciences Outlook' by Deloitte Insights, '2025 Preview' by Evaluate Pharma and from various other publicly available sources.
3 Pharmaceutical Market Size & Share, Industry Report, 2030' by Grand View Research.
4 'Biosimilars Market Size - Industry Growth & Forecast Report' by Mordor Intelligence.

Figure 1: Large Pharma R&D expenditure and as a % of sales 2015-2024 (US$ bn)


86
92
97
108
110
123
136
138
163
190
17.5%
18.2%
18.7%
19.6%
19.3%
20.4%
19.3%
18.8%
23.5%
25.2%
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
R&D expenditure
R&D as % of sales

Source: Company Financials, February 2025; IQVIA Institute, February 2025

Pharmaceutical companies have been resorting to inorganic strategies as a reliable source of innovation, to diversify their product portfolio and complement their long gestation R&D programs as well as to expand their geographical reach. However, more than half of the deals in 2024 were between emerging biopharma companies, with only 10% of the deals between larger companies. There is a growing influence of China on the global pharma industry, with involvement in 1 in 5 global development programmes as well as 1 in 3 global trials starts in 2024. Over 70 global R&D deals in 2024 involved a Chinese company, selling or licensing out R&D, particularly related to Oncology, to an international partner.

At Dr. Reddy's, we augment our in-house R&D efforts with strategic collaboration, including to bring innovation to India and Emerging Markets.

Oncology continues to be the leading Therapy Area, with Obesity becoming increasingly significant

Pharmaceutical companies are pursuing R&D in profitable disease areas and indications, such as oncology and immunology, to create barriers of entry and to remain competitive **(See Figure 2)**. Oncology remains the most prominent therapeutic area, with trial activity at its highest since pre-COVID levels. Novel mechanisms have gained significance in oncology, with antibody-drug conjugates, cell and gene therapies and multi-specific antibodies, collectively accounting for 35% of oncology trial starts in 2024.

After oncology, metabolic disorders, including diabetes and obesity, is a close second. Obesity pharmoco-therapy was revolutionised with the introduction of Glucagon-like peptide – 1s ('GLP-1s'). GLP-1s are now revitalising interest in small molecules that treat common conditions. Companies are racing to capture a share of the US$ 200 bn GLP-1 market, now that these drugs have shown to be effective in treating obesity. With a CAGR of 20% from 2024-30, these drugs and their related combinations will make up nearly 9% of all prescription drug sales in 2030.

1 in 8

People affected by obesity globally
(Source: World Health Organisation ('WHO'))

Figure 2: Therapy Areas: Growth Drivers (In US$ bn)


Solid tumours 18.1
Metabolic disorders 11.7
Diabetes treatment 9.8
Blood & blood forming malignancies 4.5
Dermatoses 4.5
Arthritis -1.8
Respiratory infections -0.7
Learning disorders -0.5
Ischaemic heart disease -0.4
Psychotic disorders -0.4

Source: Evaluate Pharma's Report on '2025 Preview', January 2025

At Dr. Reddy's, we are actively building a robust pipeline of peptides including GLP-1s, while advancing the necessary capabilities to support their development and delivery.

Impact of Digital transformation on organisational strategies

While spends are increasing, R&D productivity remains a concern for pharmaceutical players. Advances in Artificial Intelligence ('AI') and Machine Learning ('ML'), cloud computing, generative AI, and other advanced analytics are increasingly finding applications within life sciences. Pharmaceutical companies are looking to augment their traditional R&D process by leveraging AI and digital twins, particularly in target selection, drug candidate discovery, clinical planning and design, and R&D decision-making and streamlining operations.

Companies are deploying various efficiency levers in their operations to increase success rates, reduce cycle times and costs and boost productivity.

At Dr. Reddy's, we are committed to scaling productivity by seamlessly integrating digital initiatives across all areas of our operations.

Bracing for global uncertainties and business volatilities

Companies today are facing unpredictable challenges such as inflation, economic recession, and potential disruption in supply chain and manufacturing due to geo-political conflicts. Companies are evaluating their potential impact and working to address known challenges through approaches such as:

- Building resilient and adaptable supply chains;
- Optimising operating models with a focus on performance improvement initiatives, boosting productivity and reducing costs;
- Navigating increasingly complex customer relationships to improve patient outcomes;
- Creating value through sustainability.

At Dr. Reddy's, we stay committed to proactively mitigating risks and responding to known challenges with resilience, agility, and strategic foresight. Through sustainable practices and responsible leadership, we continue to deliver long-term value to our stakeholders across people, planet, and patients.



About our Company

83
Markets Served

23
# of Manufacturing Units

9
# of R&D Facilities

26,944
Employee Base

57
Employee Nationalities

10
Rank in Indian Pharmaceutical Market[5]

8
Rank in US Generics Market[5]



Guided by our philosophy, 'Good Health Can't Wait', Dr. Reddy's Laboratories Ltd. ('Dr. Reddy's', 'DRL', or 'our Company') is committed to shaping a future where innovative healthcare is affordable and accessible to all and to creating impactful outcomes that benefit patients and communities alike.

We are an integrated global, science-led, patient-focused pharmaceutical company, serving over 80 markets worldwide, enabled by over 26,900 employees.

We operate across two core business segments:

Global Generics ('GG'), which includes development, manufacturing and marketing generic versions of high-priced innovator medicines at an affordable price in the form of branded and unbranded prescription medicine. This also includes differentiated product categories like peptides, biosimilars, consumer health and innovation, including digital therapeutics. Our in-house development efforts are also supplemented by in-licensing and collaborative initiatives.

Pharmaceutical Services and Active Ingredients ('PSAI'), comprises of manufacturing and marketing of Active Pharmaceutical Ingredients ('APIs') and intermediates, which are the principal ingredients for finished pharmaceutical products. We also serve our customers with incremental value-added products, including semi-finished and finished formulations. The segment also includes our contract development and manufacturing organisation ('CDMO'), which is operated by our wholly-owned subsidiary, Aurigene Pharmaceutical Services.

Apart from these, under the 'Others' segment, we report revenues from our wholly-owned subsidiary, Aurigene Oncology Limited ('AOL') as well as Proprietary Products, our clinical stage biotech business focused on commercialisation of differentiated formulations through partnerships to maximise value.

We operate a network of 23 manufacturing facilities and nine R&D facilities worldwide. Our key markets include the United States, Europe, India, Russia, Commonwealth of Independent States ('CIS') countries, Brazil, South Africa, China, Australia, amongst others. The therapy areas that we are focused on include Oncology, Central Nervous System, Pain Management, Gastro-Intestinal, Respiratory, Cardiovascular, amongst others.

5 Source: IQVIA Moving Annual Total ('MAT') March 2025

'Securing our core, while building our future' recapitulates our growth strategy, which is built on three tenets:

- Market leadership in our chosen spaces
- Operational excellence and continuous improvement to drive productivity and
- Patient-focused innovation

We continue to leverage our global presence and our 'partner-of-choice' status to strategically collaborate for driving our growth strategy.

We believe these tenets guide our continued efforts and enable us to consistently deliver on our stated aspirations **(See Figure 3)**, while creating sustainable value for all stakeholders.

Figure 3: Our Aspirations


Growth
Double-digit revenue growth
Returns
25% EBITDA and 25% ROCE
Patient Reach
1.5+ bn

Dr. Reddy's Performance Update, FY2025

Delivering on our Aspirations in FY2025

Growth
17%

Returns
28% EBITDA and **28%** RoCE

Patient Reach
~756 mn

Fiscal year 2025 has been a year of consistent performance. We reported highest-ever sales, and profitability, while continuing to build our commercial capabilities, and investing in the pipeline as well as state-of-the-art manufacturing capacities. During the year, we also made meaningful progress on our stated future growth drivers of consumer healthcare as well as innovation. One of the key milestones in FY2025 in our consumer healthcare journey was the acquisition of Nicotinell® and related brands in the Nicotine Replacement Therapy ('NRT') category in markets outside the US from Haleon plc for a total consideration of Great British Pound ('GBP') 500 mn.

Highest-ever
Revenues

17%
Year-on-Year Growth

₹ 325.5 bn
Consolidated Revenues

Consolidated revenues in FY2025 were ₹ 325.5 bn, a growth of 17% compared to the previous year. The growth was primarily driven by contributions from the acquired NRT business, as well as healthy growth in our base businesses, both GG and PSAI.

Global Generics

89%
% of Consolidated Revenues

18%
Year-on-Year Growth

165
# of Launches

249
# of Filings

₹ 289.6 bn
Revenues

Revenue from GG in FY2025 was ₹ 289.6 bn, a growth of 18% compared to the previous year. This was driven by strong performances witnessed across geographies and aided by contribution of the acquired NRT business.

In FY2025, GG contributed to around 89% of our Company's overall sales. Some key highlights of the segment for the year were:

- A total of 165 products were launched across geographies in FY2025;
- A total of 249 global filings were done in FY2025.

The GG Segment also includes our biosimilars business, which has developed into a fully integrated organisation, with capabilities across development, manufacturing and commercialisation over the last 25 years.

1
# of facility locations for Biosimilars

34
Markets Served

12+
# of Biosimilars in Portfolio

8
# of Commercial Biosimilars

Our 'limited play' in-house portfolio strategy focuses on products that have a 'right to win' through limited competition. We further augment in-house development capabilities with collaboration to maximise impact. Our current biosimilars portfolio **(See Figure 4)** comprises of 12+ products, including eight commercial products. These products are primarily marketed in India and Emerging Markets. One of our products, pegfilgrastim, has been commercialised in the US and in Europe through our partner. We are now building our own front-end commercial team for the regulated markets and have launched our first product, bevacizumab, in the UK with our in-house commercial team.

In addition, we have a pipeline of products in oncology and auto-immune diseases, in various stages of development for global launches. This includes two which are in late-stages, namely, a biosimilar abatacept candidate, which is currently in advanced stages of Phase III trials and where we believe we have a First-to-Market status, as well as a biosimilar rituximab candidate. During FY2025, we licensed-in five more biosimilar candidates to strengthen our portfolio, namely denosumab and daratumumab for the regulated markets, pertuzumab for India as well as ustekinumab and golimumab for emerging markets, primarily in South-East Asia.



Moving towards innovation through novel biologics:

- We have collaborated with Coya Therapeutics for exclusive development and commercialisation of COYA 302, an Investigational Combination Therapy for treatment of Amyotrophic Lateral Sclerosis ('ALS').
- We are also working on a few Chimeric Antigen Receptor T ('CAR-T') Cell Therapy products and have set up a CAR-T facility in Bengaluru, India this year.

Figure 4: Our Biosimilars Portfolio

Product	Therapeutic Area	Presence	
		Regulated Markets	Emerging Markets
Rituximab	Oncology	• Awaiting approval in the US • Approved in Europe and United Kingdom ('UK')	Commercial
Bevacizumab	Oncology	Commercial in UK	Commercial
Pegfilgrastim	Oncology	Commercial in US and Europe through partner	Commercial
Trastuzumab	Oncology	NA	Commercial
Darbepoetin	Anaemia	NA	Commercial
Filgrastim	Oncology	NA	Commercial
Denosumab	Osteoporosis	Filed in US and Europe	Commercial in India
Pertuzumab	Oncology	NA	Commercial in India
Abatacept	Rheumatoid arthritis	Under development for US and Europe	Under development
Daratumumab	Oncology	Under development for US and Europe	NA
Ustekinumab	Anti-inflammatory	NA	Under development for South Asia and Colombia
Golimumab	Anti-inflammatory	NA	Under development for South Asia

We are also ramping up manufacturing capacity at our Bachupally facility in Hyderabad to support our global expansion plans. The facility houses six plants for drug substance manufacturing and two for drug products.

Some key updates for the segment during the year were:

- Collaborated with Alvotech for commercialisation of their denosumab biosimilar candidate, AVT03, in the US on an exclusive basis, as well as in Europe and UK on a semi-exclusive basis. The US Food and Drug Administration ('USFDA') accepted the Biologic License Application ('BLA') submission for AVT03.
- Partnered with Shanghai Henlius Biotech, Inc. for exclusive commercialisation of their daratumumab biosimilar candidate in the US as well as in Europe.
- Entered into an exclusive commercialisation agreement with Bio-Thera Solutions for proposed ustekinumab and golimumab biosimilar, for select countries in Southeast Asia with additional rights in Colombia for ustekinumab.
- Secured Marketing Authorisation from European Commission for our rituximab biosimilar, following a positive opinion from the CHMP of the European Medicines Agency.
- Secured Marketing Authorisation from Medicines and Healthcare products Regulatory Agency of United Kingdom ('UK MHRA') for our rituximab biosimilar.
- Received a Complete Response Letter ('CRL') from the USFDA to the BLA of our proposed rituximab biosimilar candidate. This follows the agency's Pre-Approval Inspection ('PAI') at our biologics manufacturing facility in Bachupally in October 2023, post which a Form 483 with 9 observations was received. The CRL is in reference to ongoing resolution of the aforesaid mentioned observations received, as well as certain aspects pertaining to the BLA. We are currently working on addressing the concerns within stipulated timelines. We expect approval from the USFDA in FY2026.
- Partnered with Zydus Lifesciences to co-market pertuzumab biosimilar in India.

North America Generics ('NAG')

45%
% of Consolidated Revenues

12%
Year-on-Year Growth

8
Rank in US Generics Market[6]

18
# of Launches

10
# of Filings

329
# of Cumulative Filings

76
# of Filings Pending Approval

46
# of Para-IV filings Pending Approval

20
# of FTF ANDAs Pending Approval

₹ 145.2 bn
Revenues

3.0% vs. 3.8%
Growth vs. US Generics Market[6]

In FY2025, our largest market, NAG, contributed to around 50% of our Company's GG sales and 45% of overall sales. Revenue from the region for FY2025 was ₹ 145.2 bn or approximately US$ 1.7 bn, representing a growth of 12% over the previous year. The growth was largely on account of increased volumes in the base business, including lenalidomide, partially offset by price erosion.

6 IQVIA MAT March 2025

Some key updates for the segment during the year were:

- Received exclusive rights from Ingenus Pharmaceuticals to commercialise Cyclophosphamide Injection in the US.
- Launched 18 new products in the region.
- Filed 10 new Abbreviated New Drug Applications ('ANDAs') with the USFDA.
- Cumulative ANDA filings as of March 31, 2025 is 329.
- As of March 31, 2025, we had 76 generic filings pending approval from the USFDA. These comprise of 73 ANDAs and three New Drug Applications ('NDAs') filed under the Section 505(b)(2) route of the US Federal Food, Drug, and Cosmetic Act. Of the 76 filings pending approval, 46 are Paragraph IV applications, including one NDA, and we believe that 20 of these have the 'First to File' status.
- Divested our Shreveport manufacturing site in Louisiana, US to Jaguar Labs Holdings, LLC.
- Divested 14 non-strategic ANDAs to Senores Pharmaceuticals.

Outlook for North America Generics Business

We continue to focus on accelerating the development and launch of our complex product portfolio, including peptides, biosimilars, and increasing the market share of existing products, while ensuring cost leadership through productivity improvement measures. In the medium term, our areas of focus include injectables and complex oral solid dosage forms, as well as Over-the-Counter ('OTC') brands and Direct-to-Consumer channels, whereas focus in the long term will be on biosimilars, immune-oncology drugs, differentiated offerings such as drug-device combinations, digital solutions, etc.

Europe

11%
% of Consolidated Revenues

75%
Year-on-Year Growth

39
# of Launches*

36
Markets Served

₹ 35.9 bn
Revenues

**Excluding the acquired NRT business*

Revenue from Europe in FY2025 was ₹ 35.9 bn, representing a growth of 75% over the previous year.
The increase in revenues was propelled by contributions from the recently acquired NRT business, growth in sales volume and new product launches across our major markets, which was partially offset by price erosion in some of our products. Excluding revenues from the acquired NRT business, revenue growth was 16% over the previous year. In FY2025, Europe contributed to 12% of our GG sales and 11% of our overall sales. Some key highlights of the segment for the year were:

- Acquired Nicotinell® and related brands in the NRT category in markets outside the US from Haleon plc.
- Launched drug-free migraine management device, Nerivio®, in Germany, Spain and UK.
- Launched 39 new generics products (excluding the recently acquired NRT business) across countries within the segment.

Building a global consumer healthcare business, in line with stated strategy, through acquisition of market-leading brands in NRT category outside of the US.

- Our subsidiary, Dr. Reddy's Laboratories SA signed a definitive agreement with Haleon plc in June 2024.
- We acquired the business for a total consideration of GBP 500 mn with an upfront cash payment of GBP 458 mn and performance-based contingent payments of up to GBP 42 mn, payable in 2025 and 2026.
- The transaction was consummated in September 2024.
- Operations will transition to us in a phased approach to ensure successful integration of the business.
- In FY2025, the business generated approximately ₹ 12.0 bn in revenues.

About the brands acquired:

- Portfolio includes Nicotinell® with an extensive footprint in over 30 countries spanning Europe, Asia including Japan, and Latin America, and local market-leading brand names of the product – Nicabate® in Australia, Thrive® in Canada, and Habitrol® in New Zealand and Canada.
- Formats include lozenge, patch, gum as well as pipeline products.
- About Nicotinell®:
  - 2nd largest brand globally (ex US) in the NRT category.
  - 1st or 2nd position in 14 of the top 17 global markets, with the lozenge/mini lozenge format holding top position globally[7].
  - Among top 15 biggest brands among all OTC brands in Europe[8], and ranks 32 among all OTC global brands (ex US)[9].

About NRT category:

- Tobacco use causes eight mn deaths every year from health consequences such as cardiovascular diseases, lung disorders, cancers, diabetes, and many other debilitating diseases.
- According to WHO, of the 1.3 bn tobacco users globally, 60% have expressed the desire to quit; however, only 30% have access to the tools to help them to do so successfully.
- NRT is recommended by the 'WHO Model List of Essential Medicines' for nicotine use disorders.

7 Based on 2022 Retail Sales Value
8 Excluding Russia, Italy
9 Nicholas Hall DB6 database 2023

Outlook for Europe Business

We expect to scale up our existing business in EU5 (Germany, UK, Spain, France & Italy) by leveraging our in-house portfolio of generics and biosimilars and seeking in-licensing opportunities as well as expand in new markets to drive growth. We will also build branded businesses with differentiated brands & OTC products, with the recently acquired NRT business as an anchor. While our initial focus is on seamlessly integrating the NRT business, we intend to build the consumer health business by:

- Investing in the brands in the form of advertising and promotion;
- Launching new formats and presentations;
- Launching the brand in other countries where we have a strong presence; and
- Bolt-on acquisitions to bring more brands to the customers through the retail channel.

Emerging Markets

17%
% of Consolidated Revenues

13%
Year-on-Year Growth

85
# of Launches

46
Markets Served

₹ 54.8 bn
Revenues

Revenue from Emerging Markets for FY2025 was ₹ 54.8 bn, an increase of 13% as compared to the previous year. The growth was driven by market share expansion as well as contributions from new product launches. In FY2025, Emerging Markets contributed to 19% of our GG sales and 17% of our overall sales. Some key highlights of the segment for the year were:

- Partnered with Novartis Pharma LLC to distribute two of their leading anti-diabetes brands, Galvus® and Galvus Met®, in the Russian retail market.
- Acquired Helinorm supplements from Kraft Group, to strengthen the Gastro-Intestinal portfolio in Russia.
- Signed the distribution agreement with Pandex on new patented medical device used in the acute pancreatitis treatment in hospitals in Russia.
- Launched drug-free migraine management device, Nerivio®, in South Africa.
- Launched a total of 85 new products across various countries within the segment this year.

Revenue from Russia for FY2025 was ₹ 26.0 bn, representing an increase of 16% over the previous year. However, in local currency ('Russian Rouble') terms, there was an increase of 24% over the previous year. The growth was largely attributable to improved base business volumes, revenues from new launches and price increases in certain brands. IQVIA ranked us 13th in terms of sales value in Russia for the twelve months ended March 31, 2025.

Revenue from CIS countries and Romania for FY2025 was ₹ 8.9 bn, representing an increase of 3% over the previous year. The benefit of higher sales prices and contribution from new launches were partially offset by decreases in sales volumes.

Revenue from our Rest of the World markets (which includes Brazil, China, South Africa, Australia, and certain other markets) for FY2025 was ₹ 19.9 bn, representing an increase of 12% over the previous year. The increase is largely attributable to increase in sales volumes as well as new products launched during the year, partially offset by price erosion.

Outlook for Emerging Markets Business

We continue to focus on improving the market share in the chosen therapy areas, through growth in the existing products as well as new product launches, supported by sales and marketing excellence. We will further scale up in our major markets, which include Russia, China, Brazil, and South Africa and add new geographies by leveraging our in-house global portfolio of generics, peptides and biosimilars and seeking in-licensing opportunities. Our medium-term strategy for the segment is to build a healthy portfolio pipeline, including oncology products, coupled with the expansion of biosimilars. We are also focused on growing 'Mega Brands' both in prescription and OTC segments. In the longer term, our focus would be to build a differentiated portfolio including nutritional solutions, biologics, NCEs/NBEs as well as offerings like Disease management & Direct-to-Customer.

India

17%
% of Consolidated Revenues

16%
Year-on-Year Growth

10
IPM Rank[10]

23
# of Launches*

443
Total # of Brands

~7,400
Field Force

~₹600,000
Per Capita Per Month ('PCPM')

17
# of Brands in IPM Top 300[10]

₹ 53.7 bn
Revenues

8.4% vs. 8.0%
Growth vs. IPM[10]

21
of ₹ 100 Crore+ Brands[10]

Revenue from India in FY2025 was ₹ 53.7 bn, a growth of 16% compared to the previous year. In FY2025, India contributed to 19% of our global generics sales and 17% of our overall sales. This growth was due to the full year contribution from distribution of the vaccines portfolio in-licensed from Sanofi Healthcare India Private Limited ('in-licensed Sanofi Portfolio'), integration of the products under the Nutraceuticals Subsidiary, revenues from new products launched during the year and higher sales prices, partially offset by a decrease in sales volumes. Excluding the revenues from the in-licensed Sanofi portfolio, revenues from India grew in mid-single digit for the year. As of March 31, 2025, we had a total of 440+ branded products in India and a field force of over 7,400 sales representatives (excluding those on contract) to detail our product portfolio. According to IQVIA in its report for the 12-month period ended March 31, 2025, our secondary sales grew by 8.4%, faster than the market growth at 8.0%. Our market rank was 10th in terms of sales value as per the same report. Leveraging our current endowments, we continued to strategically collaborate to further strengthen our position in the Indian Pharmaceutical market ('IPM') by bringing innovation to the Indian patient.

Some key highlights of the segment during the year were:

- Entered into a partnership with Nestlé India for nutraceuticals.
- Launched Toripalimab, the first and only immuno-oncology drug approved for the treatment of nasopharyngeal carcinoma.
- Entered into a non-exclusive patent licensing agreement with Takeda to commercialise Vonoprazan, a novel gastrointestinal drug.
- Signed a marketing and distribution agreement with Bayer for second brand of Vericiguat™ in India.
- Launched Elobixibat, a first-in-class drug to treat chronic constipation, under the brand name BixiBat®.
- Marked our entry in the Jan Aushadhi program of the Government of India.
- 17 brands are among the top 300 brands of the Indian pharmaceuticals market such as Atarax, Voveran, Econorm, Ketorol, Omez, etc.
- 21 of our brands had revenues in excess of ₹ 1 bn in FY2025 as per IPM data.
- Launched 23 new brands (Excluding the in-licensed Sanofi portfolio and the products under the Nutraceutical Subsidiary) in the country.

**Excluding the in-licensed Sanofi portfolio and the products under the Nutraceutical Subsidiary.*
10 IQVIA MAT March 2025

Building a global consumer healthcare business, in line with stated strategy, through partnership with Nestlé India to bring science-backed nutritional portfolio to more consumers in India.

- Entered into 51:49 joint venture in June 2024.
- Operationalised in August 2024 through subsidiary, 'Dr. Reddy's and Nestlé Health Science Limited' ('Nutraceuticals Subsidiary').
- To bring Nestlé Health Science's ('NHSc') nutritional health solutions as well as vitamin, minerals, herbals and supplements in metabolic, hospital nutrition, general wellness, women's health and child nutrition to India by leveraging our strong and established local commercial expertise.
- Subsidiary to license NHSc's Brands such as Nature's Bounty, Osteo Bi-Flex, Ester-C, Resource High Protein, Optifast, Resource Diabetic, Peptamen, Resource Renal and Resource Dialysis as well as Dr. Reddy's existing brands such as Rebalanz, Celevida, Antoxid, Kidrich-D3, Becozinc in the nutrition sand OTC segments.


CELEVIDA
DLS
PEPTAMEN
activ
HIGH PROTEIN SHAKE
resource hepatic
resource diabetic
resource high protein
resource renal
resource dialysis
OPTIFAST

Outlook for India Business

In the near term, we will continue to focus on building big brands and winning in chosen therapy areas through differentiated portfolio and inorganic play, while also driving productivity improvement. Leveraging our 'partner of choice' status within the industry, we will continue to strategically collaborate for bringing innovation that will cater to unserved, underserved or unarticulated patient needs. In the medium to long term, our strategy is to build a healthy pipeline of differentiated products in relevant therapies including biosimilars, expand our presence in areas such as OTC and nutraceuticals, biologics, CAR-T, New Chemical Entities/New Biological Entities, disease management.



Pharmaceutical Services and Active Ingredients

10%	14%	111	14
% of Consolidated Revenues	Year-on-Year Growth	# of Global Filings	# of US DMFs Filed
1,629	**264**	**₹ 33.8 bn**	
# of Active Filings	# of Active US DMFs	Revenues	

The PSAI business recorded revenues of ₹ 33.8 bn in FY2025, an increase of 14% compared to the previous year. In FY2025, PSAI contributed to 10% of our overall sales. This increase was largely on account of higher API sales volumes, new APIs launched during the year as well as growth in our CDMO business, partially offset by price erosion. Some key highlights of the segment during the year were:

- Inaugurated a 70,000 sq.ft. state-of-the-art Biologics facility of Aurigene Pharmaceutical Services in Genome Valley, Hyderabad, India. The process and analytical development laboratories are operational, while the commissioning of manufacturing capacity will be completed in mid-2025.
- Entered into a voluntary licensing agreement with Gilead Sciences to manufacture and commercialise HIV treatment drug, lenacapavir, in 120+ countries.
- Filed 111 drug master files ('DMFs') globally in FY2025, of which 14 were in the US. Cumulatively, our total active DMFs filed worldwide as of March 31, 2025 were 1,629, including 264 active DMFs filed in the US.

Outlook for PSAI

We are focused on building a sustainable and growing API business through new product launches and the ramping up of base businesses in key geographies, while driving economies of scale and assurance of supply through backward integration. We will continue to leverage our relationships with key customers by supplying materials that have value addition. We aim to be a 'partner of choice' for global pharmaceutical companies and achieve global leadership through costs and service.

For our CDMO business, our objective is to be the preferred partner for innovator pharmaceutical companies, providing a complete range of services that are necessary to support their innovations to bring a new drug to the market quickly and efficiently.

Others

Others segment recorded revenues of ₹ 2.1 bn in FY2025, a decline of 45% compared to the previous year. In FY2025, this segment contributed to 1% of our overall sales.

Around one-third of the segment's revenues is contributed by AOL, while the remaining is from the proprietary products business, including milestone income on out-licensed products. Some key highlights of the segment during the year were:

- Received approval from the USFDA for Investigational New Drug ('IND') application for AUR-112, a highly differentiated potent and selective inhibitor of MALT1, being developed for treatment of lymphoid malignancies.
- Promising results of Phase 1 study for India's first trial for novel autologous CAR-T cell therapy for multiple myeloma.



Quality Update

At Dr. Reddy's, we define quality as a 'pursuit of excellence', transcending mere compliance, achieved by endorsing a quality mind set, as well as investing in our people and systems.

While our products undergo rigorous testing before they are brought to the market, we believe in positively influencing product quality at the point of manufacturing, through robust product design and effective manufacturing processes, rather than relying solely on documentation, administrative controls or testing. Our global pharmacovigilance programme monitors the safety of our marketed products.

We strive towards continually strengthening our Quality Management Systems ('QMS') and making our procedures simplified and streamlined. We also systematically invest in digitalisation and use sophisticated analytics and AI/ML to make informed, science-based decisions in our manufacturing and QMS. In addition to undertaking operational improvements, we also improve the rigour of investigations.

We continue to invest in upskilling and training of our quality professionals to enable them to follow the high standards of quality that we are committed to.

Our facilities are fully compliant with USFDA regulations and are maintained to be 'inspection ready' for any regulator at all times.

We remain committed to 'putting patients first' by producing safe, efficacious and affordable products.

Digital Transformation Update

We follow an integrated approach to digital initiatives, aligned with broader organisational objectives, to drive productivity at scale within the Company and to enhance patient outcomes.

Our proactive digital investments have positioned us ahead of competitors in core digitalisation. Internal and external assessments indicate our digital maturity is on par with leading organisations and we continuously benchmark our progress using various frameworks, such as National Institute of Standards and Technology ('NIST'), International Organization for Standardization ('ISO'), Sarbanes–Oxley Act ('SOX') compliance frameworks etc.

Digitalisation Outcomes

Automation (in our labs, shop floor, field reps' work)

Compliance (evidenced in our plant regulatory audits)

Security Processes

In continuation of the digital transformation efforts last year, our five areas of focus are:

- Digitalising key processes;
- Scaling up our existing capabilities through intelligent nerve centres for data and process integration;
- Designing smart platforms to make processes lean and low touch with cross-functional integration;
- Building new capabilities for enabling businesses of the future with coherent technology and business roadmaps; and
- Strengthening our digital backbone with robust infrastructure, data, and governance capabilities.

We will continue to build upon our digital transformation achievements to unlock further transformational potential and drive meaningful efficiencies, leading to positive impact on the business.

To read more about our digitisation initiatives, please refer to Page 20 of our Integrated Report.

People Update

We continued to focus on organisational effectiveness through talent development and people productivity. We ensured consistent business delivery through proactive efforts in talent acquisition, talent management and succession planning initiatives. We have been driving productivity enhancement by leveraging automation and digitalisation. Our ongoing transition to a 'role-based, skill-first' organisation, and an effective organisational structure have contributed to improved business performance. We continue to place emphasis on capability-building initiatives and personalised learning journeys, designed to equip our talent with the necessary skills to effectively navigate upcoming business challenges and thrive in evolving landscapes. Underpinning our people practices is our value of 'respect for the individual', which has enabled us to create a fair and inclusive workplace for our employees.

To read more about our detailed people practices and initiatives, please refer to Page 34 of our Integrated Report.

Financial Update

Table 1 gives the abridged IFRS consolidated revenue performance of Dr. Reddy's for FY2025 compared to FY2024.

Table 2 gives the consolidated income statement.

Table 1: CONSOLIDATED REVENUE MIX BY SEGMENT (In mn)

Particulars	FY2025			FY2024			Growth
	US$	(₹)	%	US$	(₹)	%	%
Global Generics	**3,389**	**289,552**	**88.9**	**2,873**	**245,453**	**87.9**	**18**
North America	1,699	145,164	44.6	1,520	129,895	46.5	12
Europe*	420	35,882	11.0	240	20,511	7.3	75
India	629	53,734	16.5	543	46,407	16.6	16
Emerging Markets#	641	54,771	16.8	569	48,640	17.4	13
PSAI	**396**	**33,846**	**10.4**	**349**	**29,801**	**10.7**	**14**
Others	**25**	**2,137**	**0.7**	**46**	**3,910**	**1.4**	**(45)**
Total	**3,811**	**325,535**	**100.0**	**3,268**	**279,164**	**100.0**	**17**

**Europe primarily includes Germany, the UK, Italy, France and Spain as well as the acquired NRT business.*
#Emerging markets refer to Russia, other CIS countries, Romania and Rest of the World markets.

Table 2: CONSOLIDATED INCOME STATEMENT (In mn, except EPS)

Particulars	FY2025			FY2024			Growth
	US$	(₹)	%	US$	(₹)	%	%
Revenues	**3,811**	**325,535**	**100.0**	**3,268**	**279,164**	**100.0**	**17**
Cost of Revenues	1,581	135,107	41.5	1,353	115,557	41.4	17
Gross Profit	**2,229**	**190,428**	**58.5**	**1,915**	**163,607**	**58.6**	**16**
Operating Expenses							
Selling, General & Administrative expenses	1,099	93,870	28.8	904	77,201	27.7	22
Research and Development expenses	320	27,380	8.4	268	22,873	8.2	20
Impairment of non-current assets	20	1,693	0.5	0	3	0.0	56,333
Other operating expenses/ (income)	(51)	(4,358)	(1.3)	(49)	(4,199)	(1.5)	4
Results from operating activities	**841**	**71,843**	**22.1**	**793**	**67,729**	**24.3**	**6**
Finance expense/(income), net	(55)	(4,724)	(1.5)	(47)	(3,994)	(1.4)	18
Share of loss/(profit) of equity accounted investees, net of income tax	(3)	(217)	(0.1)	(2)	(147)	(0.1)	48
Profit before income tax	**899**	**76,784**	**23.6**	**841**	**71,870**	**25.7**	**7**
Income tax expense	229	19,539	6.0	189	16,186	5.8	21
Profit for the period	**670**	**57,245**	**17.6**	**652**	**55,684**	**19.9**	**3**
Attributable to:							
Equity holders of the parent	662	56,544	17.4	652	55,684	19.9	2
Non-controlling interests	8	701	0.2	-	-	-	-
Diluted Earnings Per Share (EPS)	**0.79**	**67.8**		**0.78***	**66.8***		**1**

**In FY2025, the share capital of the Company was altered by sub-division/split of existing equity shares of face value of ₹ 5 each, fully paid up, into 5 equity shares of ₹ 1 each, fully paid-up. Further, each American Depositary Share ('ADS') continues to represent one underlying equity share and, therefore, the number of ADSs held by an American Depositary Receipt ('ADR') holder has increased proportionately. Historical numbers have been re-casted basis the increased number of shares post share split.*

Revenues

Total revenues grew by 17% to ₹ 325,535 mn in FY2025. This was driven by contributions from the acquired NRT business, as well as healthy growth in our base businesses, revenues from new products, partially offset by price erosion, primarily in North America and Europe Generics.

Gross Profit

Gross profit increased by 16% to ₹ 190,428 mn in FY2025. This led to a gross profit margin of 58.5% in FY2025, representing a decrease of 11 basis points compared to the previous year. The gross profit margin for GG was 62.0%, while for the PSAI business, the gross profit margin was 27.1%. The marginal decline was primarily due to price erosion, partially offset by a favourable product mix.

Selling, General, and Administrative ('SG&A') Expenses

SG&A expenses increased by 22% to ₹ 93,870 mn in FY2025. The increase is largely on account of higher investments in sales and marketing to strengthen existing brands and support new business initiatives, including the expansion of our consumer healthcare portfolio, higher personnel costs and elevated freight rates. SG&A accounted for 28.8% of revenues in FY2025.

Research and Development expenses

R&D expenses increased by 20% to ₹ 27,380 mn in FY2025. The increase is primarily on account of our developmental efforts to build a healthy pipeline of complex products, including peptides, biosimilars across our markets as well as novel oncology assets. R&D accounted for 8.4% of revenues in FY2025.

Impairment of Non-Current Assets

In FY2025, there was a charge of ₹ 1,693 mn on impairment of non-current assets, in comparison to ₹ 3 mn in the previous year. The charge in FY2025 was related to impairment of certain intangibles related to products in North America, India and Europe Generics business, due to procurement constraints, challenging market conditions, etc. resulting in lower recoverable value compared to the carrying value.

Net Other Operating Income

In FY2025, net other operating income was ₹ 4,358 mn, versus ₹ 4,199 mn in the previous year. This increase was primarily on account of reclassification of foreign exchange gain relating to foreign operations, from foreign currency translation reserves, post divestment of Shreveport manufacturing facility.

Net Finance Income

Net Finance Income was ₹ 4,724 mn in FY2025, versus ₹ 3,994 mn in FY2024. The increase was largely on account of higher foreign currency exchange gain.

Net Profit

Net Profit increased by 3% to ₹ 57,245 mn in FY2025, versus ₹ 55,684 mn in the previous year. This represents a margin of 17.6% of revenues versus 19.9% in FY2024.

The effective tax rate was higher at 25% for FY2025 on account of:

- reversal of previously recognised deferred tax asset on indexation of land, consequent to amendments made pursuant to the Finance Act (No.2) 2024 to the Income Tax Act, 1961 in India;
- recognition of a previously unrecognised deferred tax asset on operating tax losses, primarily pertaining to Dr. Reddy's Laboratories SA, Switzerland during the year ended March 31, 2024; and
- an increase in the proportion of the Company's profits coming from higher tax jurisdictions and a decrease in the proportion of profits from lower tax jurisdictions for the period ended March 31, 2025, as compared to the period ended March 31, 2024.

Nestlé India's 49% ownership stake in the Nutraceuticals subsidiary is reported as a Non-Controlling Interest. Profit after tax attributable to the equity holders of the parent company was ₹ 56,544 mn for the year ending March 31, 2025, representing 17.4% of our total revenues for such period.

Liquidity and Capital Resources

Net Cash generated from operating activities in FY2025 was ₹ 46,428 mn. Net outflow due to investing activities amounting to ₹ 58,077 mn in FY2025 includes acquisitions, net investment in property, plant, equipment, and intangibles to build capacity and capabilities for future business growth. Cash inflow from financing activities during the fiscal was ₹ 18,911 mn. Closing cash and cash equivalents on March 31, 2024, was ₹ 14,593 mn. The data is given in Tables 3 and 4.

Table 3: Consolidated Cash Flow According to IFRS (in ₹ mn)

Particulars	FY2025	FY2024
Opening Cash and Cash Equivalents	**7,107**	**5,779**
Cash flows from:		
(a) Operating Activities	46,428	45,433
(b) Investing Activities	(58,077)	(40,283)
(c) Financing Activities	18,911	(3,763)
Effect of exchange rate changes	224	(59)
Closing Cash and Cash Equivalents*	**14,593**	**7,107**

**Closing cash balance adjusted for Bank Overdraft of ₹ 61 mn and NIL for year ended March 31, 2025 and March 31, 2024, respectively.*

Table 4: Consolidated Working Capital (in ₹ mn)

Particulars	As on March 31, 2025	As on March 31, 2024	Change
Trade Receivables (A)	90,420	80,298	10,122
Inventories (B)	71,085	63,552	7,533
Trade Payables (C)	35,523	30,919	4,604
Working Capital (A+B-C)	**125,982**	**112,931**	**13,051**
Other Current Assets (D)	124,130	104,199	19,931
Total Current Assets (A+B+D)	**285,635**	**248,049**	**37,586**
Short & Long-term loans and borrowings, current portion (E)	38,902	14,030	24,872
Other Current Liabilities (F)	55,967	51,090	4,877
Total Current Liabilities (C+E+F)	**130,392**	**96,039**	**34,353**

Debt-Equity

In FY2025, long-term borrowings, including the current and non-current portion, increased by ₹ 1,424 mn, net as compared to FY2024. On March 31, 2025, our Company's debt-to-equity ratio was 0.14, which is higher than that on March 31, 2024, which was at 0.07. Table 5 below gives the data. The net debt-to-equity position was at (0.07) versus (0.23) last year.

Table 5: Debt and Equity Position (in ₹ mn)

Particulars	As on March 31, 2025	As on March 31, 2024	Change
Total Shareholder's Equity	**337,166**	**280,550**	**56,616**
Long-term debt (current portion)	857	1,307	(450)
Long-term debt (non-current portion)	7,864	5,990	1,874
Short-term borrowings	38,045	12,723	25,322
Total Debt	**46,766**	**20,020**	**26,746**

Internal Controls

Our Company's corporate governance framework includes well-developed systems of internal controls, which are designed to provide reasonable assurance of achievement of organisational objectives.

The effectiveness of these controls is ensured through clear policies and procedures, process automation, training of employees and segregation of responsibilities.

Our internal audit team is an independent assurance and advisory function, responsible for evaluating and improving the effectiveness of risk management, control and governance processes.

The Audit Committee of the Board reviews the adequacy of internal controls, monitors the performance of the internal audit team on a periodic basis through review of audit plans, audit findings and issue resolution.

The Statutory and Independent Auditors also review internal controls, as necessary, to determine the audit procedures required to support their opinion regarding the fair presentation of the Company's financial condition and operating results in the financial statements.

To read more about our internal control systems, please refer to Page 207 of our integrated report.

Enterprise-wide Risk Management ('ERM') Update

Our ERM function focuses on the identification, assessment and mitigation of key sectoral, business, operational and strategic risks, through cross-functional collaboration with internal stakeholders as well as monitoring industry related trends.

Our ERM team aggregates and categorises identified risks by risk groups, such as preventable or strategic internal risks as well as external risks. ERM team collaborates with other assurance, business and operation teams to plan and implement mitigation strategies.

The Executive Risk Management Committee that operates under the Company's Risk Management Policy is a management level committee that helps the ERM function to prioritise organisation-wide risks and steer mitigation efforts.

The Audit Committee and Risk Management Committee of the Board of Directors oversee and review the risk management framework as well as the assessment and management of key risks.

During FY2025, focus areas for risk assessment and mitigation included global trade policies, products, intellectual property, cyber security, data security and privacy, ethics and compliance, quality, safety, amongst others.

To read more about our ERM governance, please refer to Page 67 of our integrated report and Page 135 for our Business Responsibility and Sustainability Report.

Environmental, Social and Governance ('ESG') Update

We continue to prioritise social impact, delivering positive health outcomes for patients worldwide by enabling access to affordable and innovative medicines, fostering diversity, equity, and inclusion in our work environment, integrating environmental considerations into our operations, and ensuring responsible business practices.

In FY2025, we continued to make progress on our 14 stated ESG goals that were articulated in 2022. During the year, we also conducted a comprehensive company-wide double materiality assessment, evaluating material issues, both from the perspective of ESG impact, as well as their potential influence on our financial performance. This helped identify key sustainability areas to prioritise reporting and action based on what is most relevant to our stakeholders, while also preparing for Corporate Sustainability Reporting Directive ('CSRD') compliance. We also conducted an IFRS S2-aligned climate risk assessment to understand and mitigate potential impact on our operations & business strategy.

To read more about the mitigation strategy for our updated material risks and opportunities, please refer to Page 135 of our Business Responsibility and Sustainability Report.

To read more about our ESG progress, programmes, and impact, please refer to the Strategic Review section on Page 24 onwards of our Integrated Report.

Outlook

In FY2025, we delivered consistent performance across our core businesses. We also made significant strides towards building a long-term global consumer healthcare franchise, with the acquisition of the NRT business as well as the partnership with Nestlé India for nutraceuticals. We continue to partner to bring innovative, patient-centric healthcare solutions to our patients, with the intent of addressing unmet needs and improving their lives.

As we look forward, we will continue to secure our core businesses in generics, while building on our future growth drivers by leveraging our diversified geographical presence and our robust product pipeline across complex generics, peptides and biosimilars, as well as consumer healthcare and innovation.

We will continue to drive operating efficiencies and productivity, while also investing to build capacities and capabilities, strengthening our R&D efforts as well as developing talent. With a strong balance sheet and robust cash generation, we will continue to complement our organic growth efforts, with pragmatic inorganic initiatives, in line with our stated strategy.

We remain committed to a sustainable tomorrow, while continuing to deliver sustained growth and financial outcomes as well as long-term value for our stakeholders. We will continue to accelerate access to affordable and innovative medicines to patients and progress on our purpose, **'Good Health Can't Wait'**.

Cautionary Statement

The management of Dr. Reddy's has prepared and is responsible for the financial statements that appear in this report. These are in conformity with IFRS, as issued by the International Accounting Standards Board, and accounting principles generally accepted in India and, therefore, include amounts based on informed judgements and estimates. The management also accepts responsibility for the preparation of other financial information that is included in this report. This write-up includes some forward-looking statements, within the meaning of section 27A of the US Securities Act of 1933, as amended and section 21E of the US Securities Exchange Act of 1934, as amended.

The management has based these forward-looking statements on its current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially. These factors include, but are not limited to, changes in local and global economic conditions, changes in government regulations, ability to successfully implement the strategy, manufacturing or quality control outcomes, ability to achieve expected results from investments in our product pipeline, change in market dynamics, technological change, currency fluctuations, and exposure to various market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis and assumptions only as of the date hereof. In addition, readers should carefully review the other information in this annual report and in our periodic reports and other documents filed with all the stock exchanges.

FIVE YEARS AT A GLANCE

(₹ mn)

Year ending March 31	2025	2024	2023	2022	2021
Income Statement Data					
Revenues	**325,535**	**279,164**	**245,879**	**214,391**	**189,722**
Cost of Revenues^	135,107	115,557	106,536	100,551	86,645
Gross Profit	**190,428**	**163,607**	**139,343**	**113,840**	**103,077**
as a % of revenues	*58.5*	*58.6*	*56.7*	*53.1*	*54.3*
Operating Expenses:^					
Selling, General and Administrative Expenses	93,870	77,201	68,026	62,081	54,650
Research and development expenses	27,380	22,873	19,381	17,482	16,541
Impairment of non-current assets	1,693	3	699	7,562	8,588
Other Operating (income) / expenses, net	(4,358)	(4,199)	(5,907)	(2,761)	(982)
Total operating expenses^	118,585	95,878	82,198	84,364	78,797
Operating income	**71,843**	**67,729**	**57,144**	**29,476**	**24,280**
as a % of revenues	*22.1*	*24.3*	*23.2*	*13.7*	*12.8*
Finance Costs, net:					
Finance income	7,553	5,705	4,281	3,077	2,623
Finance expenses	(2,829)	(1,711)	(1,428)	(958)	(970)
Finance (expense) / income, net	4,724	3,994	2,853	2,119	1,653
Share of profit of equity accounted investees, net of income tax	217	147	370	703	480
Profit before income tax	**76,784**	**71,870**	**60,367**	**32,298**	**26,413**
Income tax benefit/(expense)	(19,539)	(16,186)	(15,300)	(8,730)	(9,175)
Profit for the year	**57,245**	**55,684**	**45,067**	**23,568**	**17,238**
as a % of revenues	*17.6*	*19.9*	*18.3*	*11.0*	*9.1*
Attributable to:					
Equity Holders of the Parent Company	56,544	55,684	45,067	23,568	17,238
Non-Controlling Interests	701	-	-	-	-
Earnings per Share (₹)#					
Basic	68	67	54	28	21
Diluted	68	67	54	28	21
Dividend declared per share for the year (₹)	8	8	8	6	5
Balance Sheet Data					
Cash and Cash Equivalents, net of Bank Overdraft	14,654	7,107	5,779	14,852	14,820
Operating Working Capital*^	125,982	112,931	94,712	92,076	71,309
Total Assets	492,989	387,518	321,854	296,654	265,491
Total Long-term Debt, excluding current portion	7,864	5,990	1,278	5,746	6,299
Total Stockholders' Equity	337,166	280,550	230,991	190,527	173,062
Additional data					
Net Cash provided by / (used in):					
Operating Activities	46,428	45,433	58,875	28,108	35,703
Investing Activities	(51,021)	(40,283)	(41,373)	(26,387)	(22,660)
Financing Activities	11,855	(3,763)	(26,861)	(2,422)	(298)
Effect of exchange rate changes on cash	224	(59)	286	733	113
Expenditure on Property, Plant and Equipment & Intangibles	(34,398)	(27,435)	(18,864)	(19,049)	(12,561)

^Figures are restated for previous years

**Operating working capital = Trade receivables + Inventories - Trade payables*

#Computed after giving effect to 1:5 forward stock split effective October 28, 2024 for all periods presented. Refer to Note 2.10 of the consolidated financial statements for further details regarding such stock split.

KEY FINANCIAL RATIOS

(₹ mn)

Year ending March 31	2025	2024	2023	2022	2021
Profitability Ratios					
EBITDA Margin %	28%	30%	30%	24%	25%
Gross Margin %	58%	59%	57%	53%	54%
Global Generics	62%	63%	62%	58%	59%
PSAI	27%	23%	16%	22%	29%
Net Profit Margin (%)	18%	20%	18%	11%	9%
Return on Net Worth (%)	17%	20%	20%	12%	10%
Asset Productivity Ratios					
Fixed Asset Turnover	3.7	3.9	3.8	3.6	3.5
Total Assets Turnover	0.7	0.8	0.8	0.8	0.8
Working Capital Ratios					
Working Capital Days	212	219	182	214	188
Inventory Days	193	196	163	184	177
Debtors Days	95	103	103	108	91
Creditor Days	76	80	84	79	80
Gearing Ratios					
Net Debt/Equity	(0.07)	(0.23)	(0.21)	(0.08)	(0.04)
Interest Coverage	25.5	39.7	40.3	31.5	25.5
Current Ratio	1.9	2.6	2.4	1.9	1.8
Valuation Ratios^					
Earnings per Share (₹)	67.8	66.8	54.2	28.3	20.7
Book Value per Share (₹)	404	337	278	229	208
Dividend Payout	12%	12%	15%	21%	24%
Trailing Price/Earnings Ratio	16.9	18.4	17.1	30.3	43.6

(1) Fixed Asset Turnover: Net Sales / Average Net Fixed Assets (Property, Plant and Equipment)

(2) Total Asset Turnover: Net Sales / Average Total Assets

(3) Working Capital Days: Inventory Days + Receivable Days – Payable Days

*(4) Inventory Days: (Average of Closing Inventory - as on end of September and March) / (Cost of Revenue during last 6 months) * 182*

(5) Receivable Days: Outstanding Receivables netted-off with the daily average sales; starting from the latest month

*(6) Payable Days: (Average of closing Payables - as on end of December and March) / (Material Cost during last 3 months) * 90*

(7) Book Value per share: Equity/Outstanding Equity Shares

(8) Dividend Payout: DPS/EPS

(9) Trailing price: Closing Share Price on the last working day of March

^Computed after giving effect to 1:5 forward stock split effective October 28, 2024 for all periods presented. Refer to Note 2.10 of the consolidated financial statements for further details regarding such stock split.

BOARD'S REPORT

Dear Members,

Your Directors are pleased to present the 41st Annual Report, highlighting the Business Performance along with the Audited Financial Statements for the financial year ended March 31, 2025. This report epitomizes our commitment to transparency, accountability, and the highest standards of corporate governance.

Financial Highlights and Company Affairs

Table 1 gives the consolidated and standalone financial highlights of the Company based on Indian Accounting Standards (Ind AS) for FY2025 (i.e. from April 1, 2024 to March 31, 2025) compared to the previous financial year.

The Company's consolidated total income for the year was ₹ 337.4 billion, which was up by 17% over the previous year. Profit before tax (PBT) was ₹ 76.8 billion, representing an increase of 7% over the previous year.

The Company's standalone total income for the year was ₹ 241.2 billion, which was up by 19% over the previous year. PBT was ₹ 72.4 billion, which was higher by 25% over the previous year.

Revenues from lines of business and geographies given below are from the Company's IFRS results.

Revenues from Global Generics were up by 18% and stood at ₹ 289.8 billion. All geographies, i.e. North America, Europe, India and Emerging Markets, contributed towards the growth, which was further augmented by the contributions from the recently acquired Consumer Healthcare business in Nicotine Replacement Therapy ('NRT').

Revenues from North America stood at ₹ 145.2 billion, registering a year on year growth of 12%. This was largely on account of increase in volumes for some of our existing products, partially offset by price erosion in some of our products. During the year, the Company filed ten Abbreviated New Drug Applications ('ANDAs') in the United States (US). As of March 31, 2025, there were 76 generic filings awaiting approval with the US Food and Drug Administration (USFDA), comprising 73 ANDAs and three New Drug Applications filed under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act.

Revenues from Emerging Markets were ₹ 54.8 billion, a year-on-year growth of 13%. The growth was attributable to higher base business volumes, new launches, partially offset by adverse forex.

Revenues from India stood at ₹ 53.7 billion, a year-on-year growth of 16%. Growth was driven by revenues from the vaccine portfolio in-licensed from Sanofi India, new product launches and price increases, partially offset by lower volumes.

Revenues from Europe were ₹ 35.9 billion, a year-on-year growth of 75%. The growth was primarily on account of revenues from the acquired NRT business, momentum in the base business volumes and new product launches, partially offset by price erosion.

Revenues from Pharmaceutical Services and Active Ingredients (PSAI) stood at ₹ 34.5 billion, which was higher by 14% compared to previous year. Growth was due to increase in Active Pharmaceutical Ingredients ('API') volumes, new launches of API products, partially offset by lower prices. This was further augmented by growth in the pharmaceutical services business. During the year, the Company filed 111 Drug Master Files (DMFs) worldwide, including 14 filings in the US.

Table 1 FINANCIAL HIGHLIGHTS

(₹ Million)

Particulars	Consolidated			Standalone		
	FY2025	FY2024	Growth (%)	FY2025	FY2024	Growth (%)
Total Income	337,412	289,054	17	241,188	203,461	19
Profit before depreciation, amortization, impairment and tax	95,308	86,566	10	83,789	67,929	23
Depreciation and Amortization	17,037	14,700	16	10,394	9,756	7
Impairment of non-current assets	1,693	3	56,333	1,036	260	298
Profit before tax and before share of equity accounted investees	76,578	71,863	7	72,359	57,913	25
Share of profit of equity accounted investees, net of tax	217	147	47	-	-	-
Profit before tax	76,795	72,010	7	72,359	57,913	25
Tax Expense	19,543	16,231	20	18,865	14,493	30
Net Profit for the year	**57,252**	**55,779**	**3**	**53,494**	**43,420**	**23**
Closing balance of retained earnings	**300,522**	**249,980**	**20**	**259,539**	**212,054**	**22**

Sub-Division/ Split of Equity Shares

During the period under review, the Board of Directors of your Company approved the sub-division/split of equity shares. Consequently, each equity share bearing a face value of ₹ 5.00 (Rupees Five only) each, fully paid-up, was sub-divided into five (5) equity shares with a face value of ₹1.00 (Rupee One only) each, fully paid-up.

Furthermore, the shareholders, through a resolution passed via postal ballot on September 12, 2024, approved the aforementioned sub-division/split of equity shares and the consequential alteration in the existing Capital Clause of the Memorandum of Association (MOA) of your Company.

After the requisite approvals of the Stock Exchanges i.e. BSE and NSE and the depositories i.e. NSDL and CDSL, new ISIN (INE089A01031) was allotted to your Company. The effect of change in face value of the share was reflected in the share price at the Stock Exchanges where your Company is listed (BSE and NSE) effective from October 28, 2024 i.e. record date for the purpose of sub-division/ split of equity shares of your Company.

As a result of the sub-division/ split of equity shares of your Company, it has become more affordable. This move has been positively received by the retail shareholders, giving them an opportunity to be a part of the Company's value creation journey.

Accordingly, the capital structure of your Company pre and post sub-division as set out below as on October 28, 2024:

Particulars	Pre sub-division	Post sub-division
Authorised Share Capital	₹ 1,45,00,00,000/- divided into 29,00,00,000 equity shares of ₹ 5/- each	₹ 1,45,00,00,000/- divided into 1,45,00,00,000 equity shares of ₹ 1/- each
Issued Share Capital	₹ 83,43,85,730/- divided into 16,68,77,146 equity shares of ₹ 5/- each	₹ 83,43,85,730/- divided into 83,43,85,730 equity shares of ₹ 1/- each
Paid-up Share Capital	₹ 83,43,84,730/- divided into 16,68,76,946 equity shares of ₹ 5/- each	₹ 83,43,84,730/- divided into 83,43,84,730 equity shares of ₹ 1/- each

Note:1. The difference between issued and paid-up capital is due to forfeiture of 200 shares of ₹ 5/- each, pre sub-division, resulting in 1000 shares of ₹ 1/- each, post sub-division.

2. As on March 31, 2025, Authorised share capital: ₹ 1,45,00,00,000/- divided into 1,45,00,00,000 equity shares of ₹ 1/- each

Issued share capital: ₹ 83,44,56,365/- divided into 83,44,56,365 equity shares of ₹ 1/- each

Subscribed and paid up capital: ₹ 83,44,55,365/- divided into 83,44,55,365 equity shares of ₹ 1/- each

The details of dematerialization of shares, Demat Suspense Account/ Unclaimed Suspense Account are provided in the Corporate Governance Report, as annexed to this report.

Share Capital

The paid-up share capital of your Company increased by ₹ 364,035 from ₹ 834,091,330 to ₹ 834,455,365 in FY2025 due to allotment of 364,035 equity shares of ₹ 1/- each, on exercise of stock options by eligible employees through the 'Dr. Reddy's Employees Stock Option Scheme, 2002' and 'Dr. Reddy's Employees ADR Stock Option Scheme, 2007'. The equity shares issued pursuant to the above Employee Stock Option Schemes rank pari-passu with the existing equity shares of the Company.

Dividend

Your Directors are pleased to recommend a final dividend of ₹8/- (800%) on every equity share of ₹1/-, for FY2025. As per the Dividend Distribution Policy of the Company, the amount of maximum dividend pay-out (including interim dividend) can be up to 20% of the cash profit under consolidated financial statement prepared under Indian Accounting Standards (IND-AS). The recommended dividend is in line with the provision of the said policy.

The dividend, if approved at the 41st Annual General Meeting ("AGM") will be paid to those members whose names appear on the register of members of the Company as of end of the day on July 10, 2025. The total dividend pay-out will be approximately ₹ 668 Cr resulting in a pay-out of 8.8% of the consolidated cash profit for the financial year ended March 31, 2025. Such dividend will be taxable in the hands of the members in terms of the provisions of the Income Tax Act, 1961.

In terms of Regulation 43A of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations"), the Dividend Distribution Policy, is available on the Company's website on https://www.drreddys.com/cms/cms/sites/default/files/2022-09/Dividend%20distribution%20policy.pdf

Transfer to Reserve

The Company has not proposed to transfer any amount to the general reserve for the year ended March 31, 2025.

Public Deposit

The Company has not accepted any deposits covered under Chapter V of the Companies Act, 2013 (the "Act").

Change in the Nature of Business, If Any

During the year, there was no change in the nature of business of the Company. Further there was no significant change in the nature of business carried on by its subsidiaries.

Material Changes and Commitments Affecting the Financial Position Between the End of the Financial Year and Date of the Report

There have been no material changes and commitments affecting the financial position of the Company which have occurred between the end of the financial year of the Company to which the financial statements relate and the date of this report.

Subsidiaries and Associates

The Company has 44 overseas subsidiary companies (including step down subsidiaries), 10 subsidiary companies (including step-down subsidiary) in India and 1 joint venture company and 2 associate companies as on March 31, 2025.

Changes during the FY2025 were as follows:

- Dr. Reddy's Nutraceuticals Limited, was incorporated as a wholly-owned subsidiary in India on March 14, 2024, It was later renamed as Dr. Reddy's and Nestlé Health Science Limited on June 13, 2024. Subsequently, on July 24, 2024, Dr. Reddy's transferred 49% stake to Nestlé India. Consequently, the said entity became subsidiary of the Company;
- Clean Renewable Energy KK 2A Private Limited became associate company of Aurigene Oncology Limited (a wholly owned subsidiary) with effect from July 31, 2024;
- Dr. Reddy's Laboratories SA, wholly owned subsidiary of the Company entered into a Share Purchase Agreement for the acquisition of Nicotinell® and related brands by way of acquisition of Northstar Switzerland SARL along with its wholly owned subsidiaries North Star OpCo Limited (United Kingdom) and North Star Sweden AB (Sweden). Consequently the said entities became wholly-owned step-down subsidiaries of the Company with effect from September 30, 2024;
- Dr. Reddy's Laboratories SA, wholly owned subsidiary of the Company incorporated 'Dr. Reddy's Denmark ApS', as a wholly owned subsidiary in Denmark on October 4, 2024, consequently the said entity became wholly-owned step-down subsidiary of the Company;
- Dr. Reddy's Laboratories SA, wholly owned subsidiary of the Company incorporated 'Dr. Reddy's Finland Oy', as a its wholly owned subsidiary in Finland on December 20, 2024, consequently the said entity became wholly-owned step-down subsidiary of the Company;
- Dr. Reddy's Venezuela, C.A., wholly owned step-down subsidiary of the Company in Venezuela was dissolved on June 5, 2024;
- Chirotech Technology Limited wholly owned step-down subsidiary of the Company in United Kingdom was dissolved on September 18, 2024;
- Imperial Owners and Land Possessions Private Limited, wholly owned subsidiary of the Company in India has approved its voluntary liquidation on October 10, 2024, and is currently under liquidation process;
- Dr. Reddy's Laboratories Louisiana LLC, ceased to be step down wholly owned subsidiary, effective from March 21, 2025, following its sale.

Section 129(3) of the Act, states that where the Company has one or more subsidiaries or associate companies, it shall, in addition to its financial statements, prepare a consolidated financial statements of the Company and of all subsidiaries and associate companies in the same form and manner as that of its own and also attach along with its financial statements, a separate statement containing the salient features of the financial statements of its subsidiaries and associates.

Hence, the consolidated financial statements of the Company and all its subsidiaries and associates, prepared in accordance with Ind AS 110 and AS 111 as specified in the Companies (Indian Accounting Standards) Rules, 2015, forms part of the Integrated Annual Report. Moreover, a statement containing the salient features of the financial statements of the Company's subsidiaries and joint ventures in the prescribed Form AOC-1, is attached as **Annexure I** to this Board's Report. This statement also provides details of the performance and financial position of each subsidiary and joint venture.

In accordance with Section 136 of the Act, the audited financial statements and related information of the Company and its subsidiaries, wherever applicable, are available on the Company's website: www.drreddys.com. These are also available for inspection during regular business hours at our registered office in Hyderabad, India and/or in electronic mode.

Material Subsidiaries

In terms of Regulation 16(1)(c) of the SEBI Listing Regulations, Material Subsidiary shall mean a subsidiary, whose turnover or net worth exceeds ten percent of the consolidated turnover or net worth, respectively, of the Company and its subsidiaries in the immediately preceding accounting year. Accordingly, the Company has four material overseas subsidiary companies as on March 31, 2025, namely, Dr. Reddy's Laboratories Inc. (USA), Dr. Reddy's Laboratories SA (Switzerland), Dr. Reddy's Laboratories LLC (Russia) and Reddy Holding GmbH (Germany).

Further, in terms of Regulation 24(1) of the SEBI Listing Regulations, at least one Independent Director on the Board of the Company shall be a Director on the Board of an unlisted material subsidiary, i.e. a subsidiary, whose turnover or net worth exceeds twenty percent of the consolidated turnover or net worth respectively, of the Company and its subsidiaries in the immediately preceding accounting year. In compliance with the said provisions, Mr. Arun M Kumar (DIN: 09665138), Independent Director of the Company, was appointed as a Director on the Board of Dr. Reddy's Laboratories Inc. (USA) w.e.f. September 21, 2022 and as a good governance practice, Dr. Claudio Albrecht (DIN: 10109819), Independent Director of the Company, was appointed as a Director on the Board of Dr. Reddy's Laboratories SA (Switzerland) on July 6, 2023.

Particulars of Loans, Guarantees or Investments

The Company makes investments or extends loans/guarantees to its subsidiaries for their business purposes.

Details of loans, guarantees and investments covered under Section 186 of the Act, along with the purpose for which such loan or guarantee was proposed to be utilized by the recipient, form part of the notes 2.24, 2.6 A, and 2.6 C to the standalone financial statements provided in this Integrated Annual Report.

Corporate Governance and Additional Shareholders' Information

A detailed report on the Corporate Governance systems and practices of the Company is given in a separate chapter of this Integrated Report. Similarly, other information for shareholders is provided in the chapter on Additional Shareholders' Information. The Company has also formulated a Group Governance Policy to monitor governance of its unlisted subsidiaries across the globe.

A certificate from M/s. S.R. Batliboi & Associates LLP, Statutory Auditors of the Company, confirming compliance with the conditions of corporate governance is attached to the chapter on Corporate Governance forming part of this Integrated Report.

Management Discussion and Analysis

A detailed report on the Management Discussions and Analysis in terms of Regulation 34 of the SEBI Listing Regulations is provided as a separate chapter forming part of this Integrated Annual Report.

Board of Directors and Key Managerial Personnel

Retirement

Ms. Kalpana Morparia (DIN: 00046081) retired as an Independent Director (Lead Independent Director) of the Company with effect from close of business hours on July 30, 2024, after completion of her second term of directorship which was from July 31, 2019 to July 30, 2024. Consequently, she also ceased to be the Chairperson of Nomination, Governance and Compensation Committee and the Stakeholders' Relationship Committee, and Member of the Audit Committee and the Sustainability & CSR Committee.

The Board placed on record its sense of deep appreciation for the services rendered by Ms. Morparia, as an Independent Director of the Company.

Retirement by Rotation

During the year, the members of the Company at its AGM held on July 29, 2024, approved the re-appointment of Mr. Satish Reddy, a director retire by rotation, designated as Chairman of the Company.

Mr. G V Prasad (DIN: 00057433), Co-Chairman and Managing Director, is liable to retire by rotation at the forthcoming 41st AGM and being eligible, seeks re-appointment. The Board also approved re-appointment of Mr. G V Prasad, as a Whole-time director designated as Co-Chairman and Managing Director of the Company for a further period of five years with effect from January 30, 2026 to January 29, 2031, liable to retire by rotation. For reference of members, a brief profile of Mr. G V Prasad is given in the Notice convening the 41st AGM forming part of this Integrated Report.

The Board recommends Mr. Prasad's re-appointment as Co-Chairman and Managing Director to the shareholders.

Changes in Key Managerial Personnel (KMP)

The Board at its meeting held on May 7, 2024 took note of the retirement of Mr. Parag Agarwal as the Chief Financial Officer of the Company, effective from close of working hours on July 31, 2024, consequent to his decision to expand his involvement in philanthropy for the cause of making a meaningful difference to the lives of the most vulnerable segment of the society– the voiceless animals. The Board also approved the appointment of Mr. M V Narasimham, as the Chief Financial Officer of the Company with effect from August 1, 2024.

As on the date of this report, the Company has the following Key Managerial Personnel as per Section 2(51) and Section 203 of the Act:

Sl. No.	Name of KMP	Designation
1	Mr. G V Prasad	Co-Chairman and Managing Director
2	Mr. Erez Israeli	Chief Executive Officer
3	Mr. M V Narasimham	Chief Financial Officer
4	Mr. K Randhir Singh	Company Secretary, Compliance Officer & Head-CSR

Declaration by Independent Directors

In accordance with Section 149(7) of the Act, each Independent Director has confirmed to the Company that he or she meets the criteria of independence laid down in Section 149(6) of the Act and is in compliance with Rule 6(3) of the Companies (Appointment and Qualifications of Directors) Rules, 2014 and Regulation 16(1)(b) of the SEBI Listing Regulations. Further, each Independent Director has affirmed compliance to the Code of Conduct for Independent Directors as prescribed in Schedule IV of the Act. The Board has taken on record such declarations after due assessment of their veracity.

Board Evaluation

Pursuant to the provisions of the Act, and the SEBI Listing Regulations, the Board has carried out performance evaluation of its own performance, the Directors (including the Chairman and Co-Chairman) individually, as well as the evaluation of the working of the Committees. The recommendations were discussed with the Board and individual feedback was provided to the Directors.

Further, details of Board evaluation are given in the chapter on Corporate Governance forming part of this Integrated Report.

Appointment of Directors and Nomination, Governance and Compensation Policy

Assessment and appointment of members to the Board are based on a combination of criteria that includes ethics, personal and professional stature, domain expertise, gender diversity and specific qualifications required for the position. For appointment of an Independent Director, the independence criteria defined in Section 149(6) of the Act, and Regulation 16(1)(b) of the SEBI Listing Regulations are also considered.

In accordance with Section 178(3) of the Act, Regulation 19(4) of the SEBI Listing Regulations and on recommendation of the Company's Nomination, Governance and Compensation Committee, the Board amended the existing remuneration Policy with the Nomination, Governance and Compensation (NGC) Policy w.e.f. May 9, 2025. The NGC Policy outlines the role of NGCC, inter alia, determining the appointment and removal of Directors, KMPs, SMPs and other employees, remuneration for Directors, KMPs, SMPs and other employees, performance evaluation, succession planning and Board Governance. The sailent features of the Policy forms part of the chapter on Corporate Governance forming part of this Integrated Report.

Executive Remuneration

Overview and Philosophy

Our executive compensation program supports attracting, motivating, and encouraging continuity of relevant leaders who advance our critical business objectives and promote the creation of shareholders' value over the long-term. The key tenets are:

a) Attract highly talented individuals from within and across industries drawing from a diverse pool of global talent.

b) Provide long term and short-term incentives that advance the interests of shareholders and deliver levels of pay commensurate with performance.

Approach to Pay Benchmarking

The three principal components of the compensation package include, base salary, annual cash-based variable pay, and equity-based long-term incentives. In making decisions with respect to each element of compensation, the competitive market for executives and compensation levels of the comparable companies are considered.

Pay practices at companies with which Dr. Reddy's competes for talent, including those engaged in similar activities are reviewed from time to time. Our approach is to be *market aware and not market driven*. We believe that information regarding pay practices at other companies is useful to assess the reasonableness and competitiveness of our own.

We generally target executive pay to be within range of 75th percentile of pay packages for executives in similar positions, responsibilities and/or experience in similar companies of comparable size.

We identify certain roles that are fungible across multiple industries where our comparative pool is not limited to peer generic pharmaceutical organisations. In such cases a wider sample is selected comprising of non-pharma marquee organisations operating in the country with whom Dr. Reddy's competes for talent.

Review and Increments

Executive compensation is reviewed annually.
Executive increment percentages approach is lesser than the Company average, while the frontline receiving the highest increase. A higher increase may be made in the event of a role change, promotion. The Company's performance, affordability, individual performance and compensation history are other considerations, while deciding on compensation.

Executive Director Compensation

Our executive directors' compensation comprises of a fixed monthly component and a profit based annual commission based on standalone net profits of the Company. The total remuneration to be paid to the executive directors is within the limits prescribed under the provisions of the Companies Act, 2013.

While recommending such a commission, the NGCC also takes into account the overall corporate performance in a given year in terms of balanced scorecard achievement and the Key Performance Indicators (KPIs). The considerations include but are not limited to: Financial metrics covering growth in return on capital employed (RoCE) and profitability; Non-financial metrics covering aspects such as health, brand building, compliance, quality and sustainability of operations of the organization, as may be agreed upon from time to time with the Company.

Perquisites and retirement benefits are paid in accordance with the Company's compensation policies, as applicable to all employees. The Company, in compliance with Section 197 of the Act and the SEBI Listing Regulations, does not grant any stock options to the Executive Directors. No severance fee is payable to them.

In terms of the approval given by the members of the Company, each of the Executive Directors was entitled to get 0.75% of the net profits of the Company, i.e. ₹ 552.33 mn each. However, the Board, on the recommendation of the NGCC approved a fair commission for the Executive Directors, i.e. ₹ 90 mn and ₹ 160 mn for Mr. K Satish Reddy and Mr. G V Prasad, respectively.

CEO Compensation

Our CEO compensation comprises of guaranteed cash, short term incentives in the form of variable pay, long-term incentives, retirals, and perquisites. 75% of our CEO pay is linked with the Company's performance in terms of balanced scorecard achievement against plan and Company stock performance.

Short Term incentives are tied to the Company performance against the balanced scorecard and individual performance of the CEO as determined by the Board of Directors.

During the FY2025, Mr. Erez Israeli, Chief Executive Officer, has received an increment of 4.7% on fixed compensation. His fixed salary was ₹ 6.57 Crore, with a target variable pay of 100%, and long term incentives of value ₹ 14.19 Crore vesting at the end of 3 years.

Performance Management

Our current performance management follows a balanced scorecard approach comprising of current business performance, future business performance, digital, ESG, people, compliance and safety related metrics.

The Board of Directors uses a stringent process to set ambitious financial targets in line with the strategy of the Company. In addition to the financial targets, the scorecard also has ambitious strategic objectives across key priority areas, including targets related to ESG matters. The scorecard is proposed by management council to the Board of Directors for approval before the start of the financial year.

Each parameter is devised into a metric, financial or otherwise and is measured quarterly. Non-financial parameters have a cap of 100% achievement while financial parameters are scored based on a predetermined grid. Additional considerations such as wind-falls, impairments and one-offs are measured separately.

Our performance management process is specifically adapted to different employee cohorts based on their specific needs, the overall principles remain the same across all the models.

Performance evaluation of Management Council ("MC") member's focuses on achievement of their Business Unit Scorecard. Individual MC evaluation focusses on achievement of:

a) The BU (Business Unit) scorecard for the year that contributes to the delivery of the overall Company's strategy.
b) Demonstration of desired leadership behaviours and aligned to the overall Company values

Balanced scorecard performance is measured in constant currencies to reflect operational performance that can be influenced.

Company Performance for FY2025

Fiscal Year 2025 was a defining year for the organization, marked by strong financial performance, strategic momentum, and meaningful progress across our growth and sustainability pillars. We achieved record revenues exceeding $3.8 billion, with a 17% year-over-year increase, and surpassed $1 billion in EBITDA for the first time, representing a 28.3% margin. Our Return on Capital Employed (ROCE) exceeded 27.7%, underscoring the strength of our operating model and disciplined capital deployment.

These outcomes reflect the strategic leadership and execution capabilities of our management team, which were central to:

- Successful product launches and portfolio expansion,
- Increased revenues from key U.S. generic products,
- Integration of the acquired Nicotine Replacement Therapy (NRT) business into our Consumer Healthcare vertical and
- Advancement of strategic partnerships to unlock new opportunities.

Beyond financial results, our leaders steered continued progress in enhancing access to innovative treatments, strengthening our healthcare ecosystem, and embedding resilience and readiness across global operations. Our commitment to quality and regulatory compliance remained unwavering throughout the year.

We also advanced toward our 2030 environmental goals, including carbon neutrality and a full transition to renewable energy. These efforts reflect our broader ambition to create long-term, sustainable value for all stakeholders.

Management focus remains on reinforcing core businesses, expanding in consumer healthcare, biosimilars, and innovative therapies and pursuing inorganic growth through acquisitions and strategic alliances. The achievements of FY2025 position us well for sustained performance in the years to come.

A brief snapshot of our scorecard performance for FY2025 is given below

Pillar	Wt	Achievement
Current Business Performance	45%	Below Plan
Building the Future	31%	Below Plan
Health of the Business	24%	Below Plan

Overall Evaluation : Performance remained within acceptable levels, though marginally below stretch targets.

Variable Pay for CEO

Variable Pay is paid based on annual performance target achievements as cash in the first quarter of the next financial year. The payout range for individual performance is between 0% to 150%. Overall payout is capped at 300% of target.

The FY2025 balanced scorecard showed good financial results, including sales and operating income performance at target and most strategic objectives were achieved. Based on the overall assessment, the Board of Directors decided on an Annual Incentive payout for the CEO amounting to ₹ 10.10 Crore.

Long Term Incentive Plan for CEO

Majority of the grants are ESOPs granted at fair market value, a small portion is in the form of Performance modified phantom shares that allows for multiplicative upside basis performance against defined metrics. Grants are made annually and they cliff Vesting at the end of 3 years. ESOPs are exercisable at fair market value (at the time of grant) and the Phantom Shares are payable in cash upon vesting.

Malus and Clawback

Any performance linked compensation paid to Management Committee members is subject to malus and clawback rules. This means that the NGCC may decide – subject to applicable law – to retain any unpaid or unvested incentive compensation (malus), or to recover incentive compensation that has been paid or vested in the past (clawback).

This applies in cases where the payout has resulted from a violation of laws or conflicts with internal management standards, including Company and accounting policies. This principle applies to both the short-term Annual Incentive and Long-Term Incentive (LTI) plans.

Number of Board Meetings

The Board of Directors met eight times during the year. In addition, an annual Board retreat was held to discuss strategic matters. The intervening gap between the meetings was within the period prescribed under the Act and the SEBI Listing Regulations. Details of Board meetings and the Board retreat are given in the chapter on Corporate Governance forming part of this Integrated Report.

Separate Meeting of Independent Directors

In terms of requirements under Schedule IV of the Act and Regulation 25(3) of the SEBI Listing Regulations, four separate meetings of the Independent Directors were held during FY2025. Further details are mentioned in the chapter on Corporate Governance forming part of this Integrated Report.

Committees of the Board

As on March 31, 2025, the Board has the following Committees:

i) Audit Committee;
ii) Stakeholders' Relationship Committee;
iii) Nomination, Governance and Compensation Committee;
iv) Sustainability and Corporate Social Responsibility Committee;
v) Risk Management Committee;
vi) Science, Technology and Operations Committee; and
vii) Banking, Authorisations and Allotment Committee*

**During the year under review the committee's name was changed from Banking and Authorisations Committee to Banking, Authorisations and Allotment Committee*

All the recommendations made by the Board committees, including the Audit Committee, were accepted by the Board. The details of the above Committees are given in the Chapter on Corporate Governance forming part of this Integrated Report.

Directors' Responsibility Statement

In terms of Section 134(5) of the Act, your Directors state that:

1. Applicable accounting standards have been followed in the preparation of the annual accounts and that no material departures have been made from the same;
2. Accounting policies have been selected and applied consistently. Judgments and estimates made are reasonable and prudent, so as to give a true and fair view of the state of affairs of the Company at the end of the FY2025 and of the profit of the Company for that period;
3. Proper and sufficient care has been taken to maintain adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;
4. Annual accounts have been prepared on a going concern basis;
5. Adequate internal financial controls for the Company to follow have been laid down and these are operating effectively; and
6. Proper and adequate systems have been devised to ensure compliance with the provisions of all applicable laws and these systems are operating effectively.

Adequacy of Internal Financial Control Systems

The Company has in place adequate internal financial controls with reference to its financial statements. These controls ensure the accuracy and completeness of the accounting records and the preparation of reliable financial statements.

Enterprise Risk Management ("ERM")

The Company has a Risk Management Committee of the Board, consisting entirely of Independent Directors. Details of the Committee and its terms of reference are set out in the chapter on Corporate Governance forming part of this Integrated Report.

The Audit Committee and Risk Management Committee review key risk elements of the Company's business, finance, operations and compliance, and their respective mitigation strategies. The Risk Management Committee reviews strategic, business, compliance and operational risks whereas the Audit Committee reviews issues around ethics and fraud, internal control over financial reporting (ICOFR), as well as process risks and their mitigation.

The Company's Executive Risk Management Committee operates under the Company's Risk Management Policy and focuses on risks associated with the Company's business and compliance matters. This Committee periodically reviews matters pertaining to risk management. Additionally, the Enterprise Risk Management (ERM) function helps the Board and the Management to prioritize, review and measure business risks against a pre-determined risk appetite, and their suitable response depending on whether such risks are internal, strategic or external.

During FY2025, focus areas for risk assessment and mitigation included global trade policies, products, intellectual property, cyber security, data security and privacy, ethics and compliance, quality, safety, strategic and other key risks.

Related Party Transactions

In line with the requirements of the Act and the SEBI Listing Regulations, your Company has amended Policy on Materiality of Related Party Transactions and Dealing with Related Party Transactions, during the year which is also available on the Company's website at https://www.drreddys.com/cms/cms/sites/default/files/2025-04/Policy%20on%20Materiality%20of%20Related%20Party%20Transactions%20and%20Dealing%20with%20Related%20Party%20Transactions.pdf. The Policy intends to ensure that proper reporting, approval and disclosure processes are in place for all transactions between the Company and related parties.

In accordance with Section 134(3)(h) of the Act, and Rule 8(2) of the Companies (Accounts) Rules, 2014, the particulars of the contracts or arrangements with related parties referred to in Section 188(1) of the Act, in Form AOC-2 is attached as **Annexure – II** to this Board's Report. All related party transactions and subsequent modifications are placed before the Audit Committee for review and approval. Prior omnibus approval is obtained for related party transactions on a quarterly basis for transactions which are of repetitive nature and/ or entered in the ordinary course of business and are at arm's length. All contracts and arrangements with related parties were at arm's length and in the ordinary course of business of the Company. Details of related party disclosures form part of the notes to the financial statements provided in the Integrated Annual Report.

Vigil Mechanism/ Whistle-Blower/ Ombudsperson Policy

The Company has an Ombudsperson Policy (Whistle-Blower/ Vigil mechanism) to report concerns. Reporting channels under the vigil mechanism include an independent hotline, a web based reporting site (drreddys.ethicspoint.com) and a dedicated e-mail to Chief Compliance Officer. The Ombudsperson Policy also safeguards against retaliation of those who use this mechanism. The Audit Committee Chairperson is the Chief Ombudsperson. The Policy also provides for raising concerns directly to the Chief Ombudsperson. Details of the Policy are available on the Company's website at: https://www.drreddys.com/cms/cms/sites/default/files/2021-12/Ombudsperson.pdf

Statutory Auditors

M/s. S.R. Batliboi & Associates LLP, Chartered Accountants (Firm Registration No. 101049W/E300004) were re-appointed as Statutory Auditors of the Company at the 37th AGM held on July 28, 2021, for a period of five years till the conclusion of the 42nd AGM to be held in the year 2026.

Secretarial Auditor

Pursuant to the provisions of Section 204 of the Act and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 and amended Regulation 24A of the SEBI Listing Regulations, based on the recommendation of the Audit Committee, the Board, at its Meeting held on May 9, 2025, subject to the approval of the Members of the Company, approved appointment of M/s. Makarand M Joshi & Co. Company Secretaries (FRN: P2009MH007000), as the Secretarial Auditors of the Company, for a term of five (5) consecutive years, to hold office effective from April 1, 2025 to March 31, 2030, at a remuneration of ₹ 4,00,000/- (Rupee Four Lakhs only) for FY26 and as may be mutually agreed between the Board and the Secretarial Auditors for subsequent years. Accordingly, approval of the members will be sought at the forthcoming 41st AGM for appointment of Secretarial Auditors, through the resolution forming part of the Notice of the AGM.

Additional fees for statutory certifications and other professional services will be determined separately by the management, in consultation with M/s. Makarand M Joshi & Co., and will be subject to approval by the Board of Directors and/ or the Audit Committee.

The Report of the Secretarial Auditor for FY25 is annexed herewith as **Annexure – III**. The said Secretarial Audit Report does not contain any qualification, reservations, adverse remarks or disclaimer.

COST AUDITOR

Pursuant to Section 148(1) of the Act, read with the relevant Rules made thereunder, the Company maintains the cost records in respect of its 'pharmaceuticals' business.

On the recommendation of the Audit Committee, the Board has appointed M/s. Sagar & Associates, Cost Accountants (Firm Registration No. 000118) as Cost Auditor of the Company for FY2026 at a remuneration of ₹9,00,000 (Rupees Nine Lakhs only) plus reimbursement of out-of-pocket expenses at actuals and applicable taxes. M/s. Sagar & Associates have confirmed that they are free from disqualification specified under Section 141(3) and proviso to Section 148(3) read with Section 141(4) of the Act and that the appointment meets the requirements of the Act. They have further confirmed their independent status and an arm's length relationship with the Company.

The provisions of the Act also require that the remuneration of the Cost Auditors be ratified by the members and therefore, the same is recommended for approval of the members at the forthcoming 41st AGM. As a matter of record, relevant Cost Audit Reports for FY2024 were filed with the Central Government on August 22, 2024, within the stipulated timeline. The Cost Audit Report for FY2025 will also be filed within the timeline.

Auditors' Qualifications, Reservations, Adverse Remarks or Disclaimers

There are no qualifications, reservations, adverse remarks or disclaimers by the Statutory Auditors in their report, or by the Secretarial Auditor in the Secretarial Audit Report. During the year, there were no instances of frauds reported by Auditors under Section 143(12) of the Act.

Secretarial Standards

In terms of Section 118(10) of the Act, the Company complies with Secretarial Standards 1 and 2, relating to the 'Meetings of the Board of Directors' and 'General Meetings', respectively as issued by the Institute of Company Secretaries of India ("ICSI").

The Company has also voluntarily adopted the recommendatory Secretarial Standards 3 on 'Dividend'.

Significant/ Material Orders Passed by Courts/ Regulators/ Tribunals

During FY2025, there were no significant or material orders passed by the Courts or Regulators or Tribunals impacting the going concern status and operations of the Company in the future.

Information Required under Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act,2013

The Company has a Policy to ensure prevention, prohibition and redressal of sexual harassment at the workplace. It has an Apex Committee and an Internal Complaints Committee in compliance with the provisions of the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, which operate under a defined framework for complaints pertaining to sexual harassment at workplace. The details are available in the Principle 5 of the Business Responsibility and Sustainability Report as well as in the Corporate Governance Report forming part of this Integrated Annual Report.

Corporate Social Responsibility (CSR) Initiatives

As per Section 135 of the Act, the Company has a Board-level Committee. namely, Sustainability and Corporate Social Responsibility (SCSR) Committee. As on March 31, 2025, the Committee consists of Dr. KP Krishnan (Chairman), Mr. Sanjiv Mehta, Mr. G V Prasad and Mr. K Satish Reddy. Based on the recommendation of the said Committee, the Board has adopted a CSR policy that provides guiding principles for selection, implementation and monitoring of CSR activities and formulation of the annual action plan. During the year, the Committee monitored the CSR activities undertaken by the Company including the expenditure incurred thereon as well as implementation and adherence to the CSR policy. An impact assessment of the eligible projects has been carried by an independent agency and the report of such impact assessment was noted by the SCSR Committee and the Board. Details of the CSR Policy and initiatives taken by the Company during the year are available on the Company's website at www.drreddys.com. The report on CSR activities as well as executive summary of the impact

assessment report are attached as **Annexure IV** to this Board's Report.

Integrated Report

Your Company has adopted the Integrated Annual Report for FY2025, which includes both financial and non-financial information. The reporting weaves together our purpose, values, strategy, governance, performance and future outlook, all of which influence the material aspects of our business.

Business Responsibility and Sustainability Report (BRSR)

The Business Responsibility and Sustainability Report for FY2025 as mentioned under Regulation 34 of the SEBI Listing Regulations, is given as a separate chapter forming part of this Integrated Report.

Environmental, Social and Governance (ESG)

Our ESG strategy prioritizes positive social impact for our patients, employees, communities, environmental sustainability, while ensuring responsible business practices to build trust with our stakeholders and drive long term sustainable growth. This year, we focused on integrating ESG principles across our operations, engaging with our stakeholders to assess the financial and impact materiality of topics most relevant to them, and advancing on our committed ESG goals.

Since FY 2023, we have been publishing an integrated report with our financial and non-financial information, including information on our ESG strategy, governance, and performance. We highlight progress against our ESG targets and describes how we create sustainable value for diverse stakeholders. Dr. Reddy's Sustainability and Corporate Social Responsibility (SCSR) Committee focuses on overseeing the company ESG goals performance, progress, and strategy implementation. The committee provides the board with information, analysis, and recommendations on ESG matters, helping the board make informed decisions.

ESG-related information is available in the initial section and the Business Responsibility and Sustainability Report forming part of this Integrated Annual Report.

Transfer of Unpaid and Unclaimed Amounts to the Investor Education and Protection Fund (IEPF)

Pursuant to the provisions of the Act, read with IEPF Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, as amended, declared dividends which remained unpaid or unclaimed for a period of seven years have been transferred by the Company to the IEPF, which has been established by the Central Government.

The above Rules also mandate transfer of shares on which dividends are lying unpaid and unclaimed for a period of seven consecutive years to IEPF. The Company has issued individual notices to the members whose dividend is unclaimed and unpaid and advising them to claim their dividend. The details of transfer of unpaid and unclaimed amounts to IEPF are given in the chapter on Additional Shareholders Information forming part of this Integrated Report.

Employees Stock Option Schemes

The Company has three employee stock option schemes namely, 'Dr. Reddy's Employees Stock Option Scheme, 2002', 'Dr. Reddy's Employees ADR Stock Option Scheme, 2007', and 'Dr. Reddy's Employees Stock Option Scheme, 2018' (the "Schemes"). The term of Dr. Reddy's Employees Stock Option Scheme. 2002. ended on January 28, 2022. However, the options already granted under the 2002 Scheme are eligible for exercise, in terms of the Scheme. There are no other changes in the said schemes during the year. The Schemes are in compliance with the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021. The details of Company's stock option Schemes as required under Regulation 14 of the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, are available on the Company's website at https://www.drreddys.com/investor#reports-and-filing#annual-report

The Company's Secretarial Auditors, M/s. Makarand M. Joshi & Co., Company Secretaries, have certified that the Employee Stock Option Schemes of your Company have been implemented in accordance with the Regulations and the resolutions passed by the Members in this regard.

The details also form part of note 2.25 of the notes to accounts of the standalone financial statements.

Particulars of Employees

Disclosures pertaining to remuneration and other details as required under Section 197(12) of the Act, read with Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, are attached as **Annexure – V** to this Board's Report.

In terms of Section 197(12) of the Act, read with Rule 5(2) and 5(3) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, a statement showing the names and other particulars of the employees drawing remuneration in excess of limits set out in the said rules forms part of the Integrated Annual Report.

Considering the provisions of Section 136 of the Act, the Integrated Annual Report, excluding the aforesaid information, is being sent to the members of the Company and others entitled thereto. The said information is available for inspection at the registered office of the Company or through electronic mode, during business hours on working days up to the date of the forthcoming 41st AGM, by members. Any member interested in obtaining a copy thereof may write to the Company Secretary in this regard.

Conservation of Energy, Technology Absorption, Foreign Exchange Earnings and Outgo

Particulars as prescribed under Section 134(3)(m) of the Act, read with Rule 8(3) of the Companies (Accounts) Rules, 2014, are attached as **Annexure VI** to this Board's Report.

Annual Return

The Annual Return of the Company as on March 31, 2025, in terms of the provisions of Section 134(3)(a) of the Act, is available on the Company's website at https://www.drreddys.com/investor#reports-and-filing#annual-report

Disclosure Related to Insolvency and Bankruptcy

No application has been filed under the Insolvency and Bankruptcy Code. Consequently, the requirement to disclose any applications filed or proceedings pending under the Insolvency and Bankruptcy Code, 2016 during the year, along with their status at the close of the financial year, is not applicable.

Disclosure regarding one-time settlement

There was no instance of one-time settlement with any Bank or Financial Institution.

Acknowledgment

Your Directors place on record their sincere appreciation for the significant contribution made by your Company's employees through their dedication, hard work and commitment, as also for the trust reposed in your Company by the medical fraternity and patients. The Board of Directors also acknowledges the support extended by the analysts, bankers, Government of India and various countries and other government agencies, media, customers, business partners, members and investors at large.

The Board looks forward to your continued support in the Company's endeavour to accelerate access to innovative and affordable medicines, because "Good Health Can't Wait".

For and on behalf of the Board of Directors

K Satish Reddy
Chairman
DIN: 00129701

Place: Hyderabad
Date: May 9, 2025

Annexure – I

Form AOC-1

(Statement pursuant to first proviso to sub-section (3) of section 129 read with rule 5 of Companies (Accounts) Rules, 2014)

Part "A" SUBSIDIARIES

All amounts in Indian Rupees millions, except share data and where otherwise stated

							As at March 31, 2025						For the year ended March 31, 2025					
Sl. no.	Name of the subsidiary	Reporting period for the subsidiary	Date of incorporation/ acquisition	% of share-holding	Reporting currency	Exchange rate	Share capital	Reserves & surplus	Other liabilities	Total equity and liabilities	Total assets	Invest-ments	Turnover	Net expense (total expense net of other income)	Profit/ (loss) before taxation	Provision for taxation	Profit/ (loss) after taxation	Proposed dividend
1	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.	31/03/2025	26/09/2007	100%	MYR	19.26	16	36	2	54	54	-	40	39	1	-	1	-
2	Aurigene Oncology limited (Formerly, Aurigene Discovery Technologies Limited)	31/03/2025	10/08/2001	100%	INR	1.00	1,876	7,397	1,083	10,356	10,356	7,897	1,455	2,507	(1,052)	(238)	(814)	-
3	Aurigene Pharmaceutical Services Limited	31/03/2025	16/09/2019	100%	INR	1.00	1,561	2,049	7,661	11,271	11,271	1,233	5,699	4,816	883	233	650	-
4	beta Institute gemeinnützige GmbH[3]	31/03/2025	15/02/2006	100%	EUR	92.09	6	(90)	101	17	17	-	-	101	(101)	-	(101)	-
5	betapharm Arzneimittel GmbH[3]	31/03/2025	15/02/2006	100%	EUR	92.09	60	115	14,354	14,529	14,529	-	12,231	12,173	58	-	58	-
6	Cheminor Investments Limited	31/03/2025	23/01/1990	100%	INR	1.00	1	3	-	4	4	-	-	(2)	2	1	1	-
7	Chirotech Technology Limited[5]	31/03/2025	30/04/2008	100%	GBP	110.70	-	-	-	-	-	-	-	1,400	(1,400)	-	(1,400)	-
8	DRL Impex Limited	31/03/2025	18/08/1986	100%	INR	1.00	760	(754)	7	13	13	-	-	(4)	4	-	4	-
9	Dr. Reddy's Bio-Sciences Limited	31/03/2025	09/07/2003	100%	INR	1.00	898	(610)	67	355	355	65	-	100	(100)	-	(100)	-
10	Dr. Reddy's (Beijing) Pharmaceutical Co. Limited	31/12/2024	19/08/2020	100%	RMB	11.77	148	106	73	327	327	-	495	463	32	1	31	-
11	Dr. Reddy's Farmaceutica Do Brasil Ltda.	31/12/2024	06/07/2000	100%	BRL	14.89	818	(409)	2,469	2,878	2,878	-	3,933	3,529	404	139	265	-
12	Dr. Reddy's Formulations Limited	31/03/2025	11/03/2021	100%	INR	1.00	151	(85)	1,092	1,158	1,158	589	-	110	(110)	-	(110)	-
13	Dr. Reddy's Laboratories (Australia) Pty. Limited	31/03/2025	07/06/2006	100%	AUD	53.81	35	(205)	692	522	522	-	715	697	18	6	12	-
14	Dr. Reddy's Laboratories Canada, Inc.	31/03/2025	29/08/2013	100%	CAD	59.67	-*	725	938	1,663	1,663	-	2,464	2,345	119	31	88	-
15	Dr. Reddy's Laboratories Chile SPA.	31/03/2025	16/06/2017	100%	CLP	0.09	140	(101)	438	477	477	-	613	580	33	7	26	-
16	Dr. Reddy's Laboratories (EU) Limited	31/03/2025	17/04/2002	100%	GBP	110.70	723	3,003	1,778	5,504	5,504	-	2,379	1,456	923	123	800	-
17	Dr. Reddy's Laboratories Inc.[1]	31/03/2025	13/05/1992	100%	USD	85.48	580	21,487	55,642	77,709	77,709	198	1,41,506	1,37,629	3,877	621	3,256	-

Part "A" SUBSIDIARIES

All amounts in Indian Rupees millions, except share data and where otherwise stated

							As at March 31, 2025						For the year ended March 31, 2025					
Sl. no.	Name of the subsidiary	Reporting period for the subsidiary	Date of incorporation/ acquisition	% of share-holding	Reporting currency	Exchange rate	Share capital	Reserves & surplus	Other liabilities	Total equity and liabilities	Total assets	Invest-ments	Turnover	Net expense (total expense net of other income)	Profit/ (loss) before taxation	Provision for taxation	Profit/ (loss) after taxation	Proposed dividend
18	Dr. Reddy's Laboratories Japan KK	31/03/2025	14/04/2015	100%	JPY	0.57	34	(1)	3	36	36	-	59	53	6	-	6	-
19	Dr. Reddy's Laboratories Kazakhstan LLP	31/12/2024	30/11/2016	100%	KZT	0.17	81	510	1,492	2,083	2,083	-	3,099	2,989	110	25	85	-
20	Dr. Reddy's Laboratories LLC, Ukraine	31/12/2024	11/05/2011	100%	UAH	2.06	219	580	1,046	1,845	1,845	-	2,582	2,398	184	33	151	-
21	Dr. Reddy's Laboratories Louisiana LLC[8]	31/03/2025	30/04/2008	100%	USD	85.48	-	-	-	-	-	-	2,625	3,795	(1,170)	-	(1,170)	-
22	Dr. Reddy's Laboratories Malaysia Sdn. Bhd.	31/12/2024	10/07/2017	100%	MYR	19.26	49	77	432	558	558	-	672	612	60	15	45	-
23	Dr. Reddy's Laboratories New York, LLC	31/03/2025	24/05/2011	100%	USD	85.48	-*	911	107	1,018	1,018	-	11	272	(261)	(1)	(260)	-
24	Dr. Reddy's Laboratories Philippines Inc.	31/12/2024	09/05/2018	100%	PHP	1.49	31	(29)	44	46	46	-	120	92	28	-	28	-
25	Dr. Reddy's Laboratories (Proprietary) Limited	31/03/2025	13/06/2002	100%	ZAR	4.71	-*	638	946	1,584	1,584	-	2,709	2,624	85	23	62	-
26	Dr. Reddy's Laboratories Romania Srl	31/12/2024	07/06/2010	100%	RON	18.50	24	1,439	2,022	3,485	3,485	-	3,720	3,442	278	49	229	-
27	Dr. Reddy's Laboratories SA	31/12/2024	16/04/2007	100%	USD	85.48	58,022	31,356	25,196	1,14,574	1,14,574	104	29,076	28,594	482	244	238	-
28	Dr. Reddy's Laboratories SAS	31/12/2024	04/11/2014	100%	COP	0.02	104	(24)	930	1,010	1,010	-	1,317	1,305	12	7	5	-
29	Dr. Reddy's Laboratories Taiwan Limited	31/12/2024	23/02/2018	100%	TWD	2.58	32	(6)	8	34	34	-	21	20	1	1	-	-
30	Dr. Reddy's Laboratories (Thailand) Limited	31/12/2024	13/06/2018	100%	THB	2.52	35	249	78	362	362	-	428	393	35	8	27	-
31	Dr. Reddy's Laboratories (UK) Limited	31/03/2025	29/11/2002	100%	GBP	110.70	-*	5,743	1,923	7,666	7,666	-	7,275	6,510	765	133	632	-
32	Dr. Reddy's Netherlands B.V. (formerly Dr. Reddy's Research and Development B.V.)	31/03/2025	15/02/2013	100%	EUR	92.09	460	1,445	1,414	3,319	3,319	-	14	(64)	78	-	78	-
33	Dr. Reddy's Srl	31/03/2025	05/08/2008	100%	EUR	92.09	6	(557)	1,731	1,180	1,180	-	1,076	1,009	67	17	50	-
34	Dr. Reddy's New Zealand Limited.	31/03/2025	01/02/2008	100%	NZD	48.89	-*	94	84	178	178	-	87	84	3	2	1	-
35	Dr. Reddy's Venezuela, C.A.[7]	31/03/2025	20/10/2010	100%	VEF	18.50	-	-	-	-	-	-	-	(5,397)	5,397	-	5,397	-
36	Idea2 Enterprises (India) Pvt. Limited	31/03/2025	22/05/2010	100%	INR	1.00	25	1,532	-	1,557	1,557	13	-	(14)	14	3	11	-
37	Imperial Owners and Land Possessions Private Limited (Formerly, Imperial Credit Private Limited)	31/03/2025	22/02/2017	100%	INR	1.00	-*	-	-	-	-	-	-	1	(1)	-	(1)	-

Part "A" SUBSIDIARIES

All amounts in Indian Rupees millions, except share data and where otherwise stated

Sl. no.	Name of the subsidiary	Reporting period for the subsidiary	Date of incorporation/ acquisition	% of shareholding	Reporting currency	Exchange rate	As at March 31, 2025: Share capital	Reserves & surplus	Other liabilities	Total equity and liabilities	Total assets	Investments	For the year ended March 31, 2025: Turnover	Net expense (total expense net of other income)	Profit/ (loss) before taxation	Provision for taxation	Profit/ (loss) after taxation	Proposed dividend
38	Industrias Quimicas Falcon de Mexico, S.A. de CV	31/12/2024	30/12/2005	100%	MXN	4.18	895	1,689	6,008	8,592	8,592	-	5,971	5,605	366	176	190	-
39	Kunshan Rolam Reddy Pharmaceutical Co. Limited[2]	31/12/2024	15/08/2001	51.33%	RMB	11.77	2,368	5,906	2,792	11,065	11,065	-	9,317	8,893	425	-	425	-
40	Lacock Holdings Limited	31/03/2025	15/12/2005	100%	EUR	92.09	1	460	1	462	462	-	-	2	(2)	-	(2)	-
41	Dr. Reddy's Laboratories LLC	31/12/2024	05/04/2003	100%	RUB	1.02	738	5,470	16,459	22,667	22,667	67	28,264	27,360	904	171	733	-
42	Promius Pharma LLC[1]	31/03/2025	14/02/2003	100%	USD	85.48	1,713	(1,762)	474	425	425	-	(45)	3	(48)	-	(48)	-
43	Reddy Holding GmbH[3]	31/03/2025	15/02/2006	100%	EUR	92.09	1	30,342	1,042	31,385	31,385	-	-	(2,275)	2,275	780	1,495	-
44	Reddy Netherlands B.V.	31/03/2025	20/02/1997	100%	EUR	92.09	19	(552)	3,276	2,743	2,743	-	-	113	(113)	-	(113)	-
45	Reddy Pharma Iberia SAU	31/03/2025	18/05/2006	100%	EUR	92.09	(147)	396	718	967	967	-	1,799	1,793	6	1	5	-
46	Reddy Pharma Italia S.R.L.	31/03/2025	13/10/2006	100%	EUR	92.09	257	30	1,395	1,682	1,682	-	-	2	(2)	-	(2)	-
47	Reddy Pharma SAS	31/03/2025	29/10/2015	100%	EUR	92.09	386	110	304	800	800	-	839	813	26	9	17	-
48	SVAAS Wellness Limited	31/03/2025	08/07/2009	100%	INR	1.00	950	(1,110)	229	69	69	89	2	-	2	(1)	3	-
49	Nimbus Health GmbH	31/12/2024	24/02/2022	100%	EUR	92.09	2	(155)	697	544	544	-	1,153	1,028	125	-	125	-
50	Dr. Reddy's Laboratories Jamaica Limited	31/03/2025	25/09/2023	100%	JMD	0.54	254	64	338	656	656	-	818	636	182	24	158	-
51	Dr. Reddy's and Nestle Health Science Limited (Formerly, Dr. Reddy's Nutraceuticals Limited)[4]	31/03/2025	14/03/2024	51%	INR	1.00	14,400	(6,508)	1,052	8,944	8,944	1,161	2,149	2,581	(432)	(2,045)	1,613	-
52	Northstar Switzerland SARL	31/03/2025	30/09/2024	100%	USD	85.48	1,612	55,365	9,250	66,227	66,227	-	10,867	8,711	2,156	293	1,863	-
53	North Star OpCo Limited	31/03/2025	30/09/2024	100%	GBP	110.70	-*	218	227	445	445	-	1,153	883	270	70	200	-
54	North Star Sweden AB	31/03/2025	30/09/2024	100%	SEK	8.50	-*	(3)	4	1	1	-	-	4	(4)	(1)	(3)	-
55	Dr Reddy's Denmark ApS	31/03/2025	04/10/2024	100%	DKK	12.34	-*	(14)	53	39	39	-	-	49	(49)	(11)	(38)	-
56	Dr. Reddy's Finland Oy	31/03/2025	20/12/2024	100%	EUR	92.09	-	-	-	-	-	-	-	-	-	-	-	-
57	Kunshan Rolam Reddy Medical Company Limited[2]	31/03/2025	19/03/2020	51.33%	RMB	11.77	59	(728)	5,177	4,508	4,508	-	9,561	9,773	(212)	-	(212)	-

* Rounded off to neareast millions.

(1) Tax expense for these entities is computed together as per the tax laws of United States. The total tax expense is presented in Sl. No. 17 - Dr. Reddy's Laboratories Inc.

(2) The investment has been accounted using equity method. Refer note 2.6 of consolidated financial statements.

(3) Tax expense for these entities is computed together as per the tax laws of Germany. The total tax expense is presented in Sl. No. 43 - Reddy Holding GmbH

(4) Incorporated on March 14, 2024, therefore, the first financial year will be from the date of incorporation to March 31, 2025.

(5) The Company is dissolved w.e.f. September 18, 2024.

(6) The Company is ceased to be step down wholly owned subsidiary, effective from March 21, 2025.

(7) The Company ceased to be step down subsidiary w.e.f. June 5, 2024.

Part "B" ASSOCIATES AND JOINT VENTURES

All amounts in Indian Rupees millions, except share data and where otherwise stated

Sl. No.	Name of the Associate / Joint Venture	Latest audited balance sheet date	Date of Incorporation/ Acquisition	Shares of Associate/Joint Ventures held by the company on the year end: No.	Amount of investment in Associates/ Joint Venture	Extend of holding %	Net worth attributable to Shareholding as per latest audited Balance Sheet	Profit / loss for the year: Considered in Consolidation	Not Considered in Consolidation	Description of how there is a significant influence	Reason why the associate/ joint venture is not consolidated
1	DRES Energy Private Limited	31/03/2025	06/10/2015	85,80,000	86	26.00%	-	3	-	NA	NA
2	O2 Renewable Energy IX Private Limited[1]	31/03/2025	10/11/2023	4,27,800	4	26.00%	-	-	-	NA	NA
3	Clean Renewable Energy KK 2A Private Limited	31/03/2025	31/07/2024	20,21,600	21	26.99%	-	(4)	-	NA	NA

(1) The Company has also invested ₹7.28 million for subscribing 7,284 Compulsory Convertible Debentures of ₹1,000/- each on 10 November, 2023

For and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy
Chairman
(DIN: 00129701)

G V Prasad
Co-Chairman & Managing Director
(DIN: 00057433)

Erez Israeli
Chief Executive Officer

M V Narasimham
Chief Financial Officer

K Randhir Singh
Company Secretary

Place : Hyderabad
Date : May 9, 2025

Annexure - II

Form AOC-2

(Pursuant to clause (h) of Section 134 (3) of the Companies Act, 2013 and Rule 8(2) of the Companies (Accounts) Rules, 2014)

Disclosure of particulars of contracts/ arrangements entered into by the Company with related parties referred to in Section 188(1) of the Companies Act, 2013 including certain arm's length transactions under third proviso thereto

1 DETAILS OF CONTRACTS OR ARRANGEMENTS OR TRANSACTIONS NOT AT ARM'S LENGTH BASIS: NONE

a	Name(s) of the related party and nature of relationship	Not Applicable
b	Nature of contracts/ arrangements/ transactions	
c	Duration of contracts/ arrangements/ transactions	
d	Salient terms of the contracts / arrangements/ transactions including the value, if any	
e	Justification for entering into such contracts / arrangements/ transactions	
f	Date(s) of approval by the Board	
g	Amount paid as advances	
h	Date on which the special resolution was passed in general meeting as required under first proviso to Section 188	

2 DETAILS OF MATERIAL CONTRACTS OR ARRANGEMENTS OR TRANSACTIONS AT ARM'S LENGTH BASIS

a	Name(s) of the related party and nature of relationship	Dr. Reddy's Laboratories Inc., USA, Wholly-owned Subsidiary	Dr. Reddy's Laboratories LLC, Russia, Wholly-owned Subsidiary.
b	Nature of contracts/ arrangements/ transactions	Transfer or receipt of products, goods, materials or services	
c	Duration of contracts/ arrangements/ transactions	Ongoing	
d	Salient terms of the contracts/ arrangements/ transactions including the value, if any	Transfer or receipt of products, goods, materials or services on arm's length for an estimated amount of up to ₹ 92,566 mn	Transfer or receipt of products, goods, materials or services on arm's length for an estimated amount of up to ₹ 21,205 mn
e	Date(s) of approval by the Board, if any	Not applicable. However, the transactions were approved by the Audit Committee	
f	Amount paid as advances, if any	-	-

For and on behalf of the Board of Directors

K Satish Reddy
Chairman
DIN: 00129701

Place: Hyderabad
Date: May 9, 2025

Annexure – III

Form No. MR-3

SECRETARIAL AUDIT REPORT

For the Financial Year Ended March 31, 2025

[Pursuant to section 204(1) of the Companies Act, 2013 and Rule No. 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014]

To,
The Members,
Dr. Reddy's Laboratories Limited
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana- 500034

We have conducted the secretarial audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by **Dr. Reddy's Laboratories Limited** ("the Company"). The Secretarial Audit was conducted in a manner that provided us a reasonable basis for evaluating the corporate conducts/ statutory compliances and expressing our opinion thereon.

Auditor's responsibility

Our responsibility is to express an opinion on the compliance of the applicable laws and maintenance of records based on audit. We have conducted the audit in accordance with the applicable Auditing Standards issued by The Institute of Company Secretaries of India. The Auditing Standards require that the Auditor shall comply with statutory and regulatory requirements and plan and perform the audit to obtain reasonable assurance about compliance with applicable laws and maintenance of records.

Based on our verification of the Company's books, papers, minute books, forms and returns filed and other records maintained by the Company and also the information provided by the Company, its officers, agents and authorized representatives during the conduct of secretarial audit, we hereby report that in our opinion, the Company has, during the audit period from April 01, 2024 to March 31, 2025 ("the audit period") complied with the statutory provisions listed hereunder and also that the Company has proper Board processes and compliance mechanisms in place to the extent and in the manner reporting made hereinafter:

(i) The Companies Act, 2013 ("the Act") and the rules made thereunder;

(ii) The Securities Contracts (Regulation) Act, 1956 and the rules made thereunder;

(iii) The Depositories Act, 1996 and the Regulations and bye-laws framed there under;

(iv) Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment and Overseas Direct Investment **(External Commercial Borrowings are not applicable to the Company during the Audit Period);**

(v) The following regulations and guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ("the SEBI Act"): -

a) The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;

b) The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015;

c) The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018; **(Not applicable to the Company during the audit period)**

d) The Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021;

e) The Securities and Exchange Board of India (Issue and Listing of Non-Convertible Securities) Regulations, 2021; **(Not applicable to the Company during the audit period)**

f) The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 regarding the Companies Act and dealing with client;

g) The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021; **(Not applicable to the Company during the audit period) and**

h) The Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018. **(Not applicable to the Company during the audit period)**

We have also examined compliance with the applicable clauses of the following:

(i) Secretarial Standards issued by The Institute of Company Secretaries of India.

(ii) The Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and amendments made thereunder ("Listing Regulations").

During the period under review the Company has complied with the provisions of the Act, Rules, Regulations, Guidelines and Standards etc. made there under.

We further report that, having regard to the compliance system prevailing in the Company and on the examination of the relevant documents and records in pursuance thereof, on test-check basis, the Company has generally complied with the following law applicable specifically to the Company:

- The Drugs and Cosmetics Act, 1940 and Rules made thereunder;
- Drugs (Prices Control) Order, 2013 and Notifications made thereunder and;
- The Narcotics Drugs and Psychotropic Substances Act, 1985

We further report that

The Board of Directors of the Company is duly constituted with proper balance of Executive Directors, Non-Executive Directors, and Independent Directors. The changes in the composition of the Board of Directors that took place during the audit period were carried out in compliance with the provisions of the Act and Listing Regulations.

Adequate notice was given to all directors to schedule Board meetings, agenda and detailed notes on agenda were sent at least seven days in advance (one meeting was convened at shorter notice for which necessary approvals were obtained as per applicable provisions). A system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

All decisions at Board meetings and Committee meetings are carried out unanimously as recorded in the minutes of the meetings of the Board of Directors or Committees of the Board, as the case may be.

We further report that there are adequate systems and processes in the Company commensurate with the size and operations of the Company to monitor and ensure compliance with applicable laws, rules, regulations, and guidelines.

We further report that, during the audit period the company has:

1. issued and allotted:
   - 1,65,820 equity shares of ₹ 1/- each pursuant to Dr. Reddy's Employees Stock Option Scheme, 2002
   - 1,98,215 equity shares of ₹ 1/- each underlying 39,643 ADRs pursuant to Dr. Reddy's Employees ADR Stock Option Scheme, 2007.
2. entered into a joint venture agreement with Nestle India Limited, with shareholding in the ratio of 51:49 and accordingly, a new entity named Dr. Reddy's and Nestle Health Science Limited (Formerly known as Dr. Reddy's Nutraceuticals Limited)
3. taken shareholders approval through postal ballot on September 12, 2024 for sub-divison/split of equity share of ₹ 5/- (Rupees five only) each into 5 (five) equity shares of ₹1/- (Rupee one only) each and consequent alteration to the Memorandum of Association of the Company.
4. entered into collaboration agreement with Aurigene Oncology Limited (a wholly owned subsidiary of the company) and Edity Therapeutics Limited to Jointly develop a novel autologous CAR-T for a total consideration not exceeding USD 2.5 Million.

For Makarand M. Joshi & Co.
Company Secretaries
ICSI UIN: P2009MH007000
Peer Review Cert. No.: 6290/2024

Makarand M. Joshi
Partner
FCS: 5533
CP: 3662
UDIN: F005533G000310013

Date: May 9, 2025
Place: Mumbai

This report is to be read with Annexure A, which forms an integral part of this report.

Annexure – A

To,
The Members,
Dr. Reddy's Laboratories Limited
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana -500034

Our report of even date is to be read along with this letter.

1. Maintenance of secretarial record is the responsibility of the Management of the Company. Our responsibility is to express an opinion on these secretarial records based on our audit.
2. We have followed the audit practices and processes as were appropriate to obtain reasonable assurance about the correctness of the contents of the secretarial records. The verification was done on test basis to ensure that accurate facts are reflected in secretarial records. We believe that the processes and practices we followed provide a reasonable basis for our opinion.
3. We have not verified the correctness and appropriateness of financial records and Books of Accounts of the company.
4. Wherever required, we have obtained the Management representation about the compliance of laws, rules and regulations and happening of events etc.
5. The compliance of the provisions of corporate and other applicable laws, rules, regulations, standards is the responsibility of management. Our examination was limited to the verification of procedures on test basis.
6. The Secretarial Audit report is neither an assurance of the future viability of the Company nor of the efficacy or effectiveness with which the Management has conducted the affairs of the Company.

For Makarand M. Joshi & Co.
Company Secretaries
ICSI UIN: P2009MH007000
Peer Review Cert. No.: 6290/2024

Makarand M. Joshi
Partner
FCS: 5533
CP: 3662
UDIN: F005533G000310013

Date: May 9, 2025
Place: Mumbai

Annexure – IV

Annual Report on CSR Activities for the Financial Year Ended March 31, 2025

1. BRIEF OUTLINE ON CSR POLICY OF THE COMPANY

At Dr. Reddy's, all our activities are guided by our purpose and belief "We accelerate access to affordable and innovative medicines because Good Health Can't Wait." Our business is based on a foundation of having immense respect for people and the planet. Our contribution to societal change embodies our values. We will continue to catalyse replicable, sustainable and innovative actions for social change. We believe in contributing to a sustainable community development and facilitating our efforts towards creating shared value.

2. COMPOSITION OF SUSTAINABILITY AND CORPORATE SOCIAL RESPONSIBILITY (SCSR) COMMITTEE

SL. NO.	NAME OF THE DIRECTOR	DESIGNATION/NATURE OF DIRECTORSHIP	NUMBER OF MEETINGS OF SCSR COMMITTEE HELD DURING THE YEAR/ TENURE	NUMBER OF MEETINGS OF SCSR COMMITTEE ATTENDED DURING THE YEAR
1	Dr. K P Krishnan	Independent Director, Chairman of the Committee	4	4
2	Mr. G V Prasad	Co-Chairman and Managing Director, Member of the Committee	4	4
3	Mr. Satish Reddy	Chairman, Member of the Committee	4	4
4	Mr. Sanjiv Mehta	Independent Director, Member of the Committee	4	4
5	Ms. Kalpana Morparia*	Independent Director, Member of the Committee	2	2

**Ms. Kalpana Morparia ceased to be a member of SCSR Committee with effect from close of business hours of July 30, 2024.*

3. THE WEB-LINK WHERE COMPOSITION OF SCSR COMMITTEE, CSR POLICY AND CSR PROJECTS APPROVED BY THE BOARD AND DISCLOSED ON THE WEBSITE OF THE COMPANY

a) Composition of SCSR Committee - https://www.drreddys.com/investor#governance#committees-of-the-board

b) CSR Policy - https://www.drreddys.com/cms/cms/sites/default/files/2025-05/CSR%20Policy.pdf

c) CSR Projects - https://www.drreddys.com/cms/cms/sites/default/files/2025-04/FY25%20Annual%20action%20plan.pdf

4. DETAILS OF IMPACT ASSESSMENT OF CSR PROJECTS CARRIED OUT IN PURSUANCE OF SUB-RULE (3) OF RULE 8 OF THE COMPANIES (CORPORATE SOCIAL RESPONSIBILITY POLICY) RULES, 2014

The Company has engaged two independent agencies, Sattva Media and Consulting Private Limited and Sostakes Services Private Limited, to carry out the impact assessment of eligible CSR projects undertaken in FY2024, including applicable ongoing project. The report of such impact assessment was noted by the SCSR Committee as well as the Board. The executive summary of the impact assessment report is attached as Annexure IV(a) with this Report and the detailed impact assessment report is available on the Company's website at - https://www.drreddys.com/impact-assessment-report

5.

(a)	Average net profit of the Company as per Sub-section (5) of Section 135 of the Companies Act, 2013 ("Act") (₹)	38,70,12,72,731
(b)	Two percent of average net profit of the Company as per Sub-section (5) of Section 135 of the Act (₹)	77,40,25,455
(c)	Surplus arising out of the CSR Projects or Programmes or activities of the previous financial years	Not applicable
(d)	Amount required to be set off for the financial year, if any	Not applicable
(e)	Total CSR Obligation for the financial year[(b)+(c)-(d)] (₹)	77,40,25,455

6.

(a)	Amount spent on CSR Projects (both Ongoing Project and other than Ongoing Project) (₹)	76,78,00,555
(b)	Amount spent in Administrative Overheads(₹)	45,21,299
(c)	Amount spent on Impact Assessment, if applicable (₹)	21,70,206
(d)	Total amount spent for the financial year[(a)+(b)+(c)] (₹)	77,44,92,060

(e) CSR AMOUNT SPENT OR UNSPENT FOR THE FINANCIAL YEAR

TOTAL AMOUNT SPENT FOR THE FINANCIAL YEAR (₹)	AMOUNT UNSPENT (IN ₹)				
	TOTAL AMOUNT TRANSFERRED TO UNSPENT CSR ACCOUNT AS PER SUB-SECTION (6) OF SECTION 135		AMOUNT TRANSFERRED TO ANY FUND SPECIFIED UNDER SCHEDULE VII AS PER SECOND PROVISO TO SUB-SECTION (5) OF SECTION 135		
	AMOUNT(₹)	DATE OF TRANSFER	NAME OF THE FUND	AMOUNT (₹)	DATE OF TRANSFER
77,44,92,060	5,00,88,370	25.04.2025	Not Applicable		

(f) EXCESS AMOUNT FOR SET - OFF, IF ANY:

SL. NO.	PARTICULAR	AMOUNT(₹)
1	**2**	**3**
(i)	Two percent of average net profit of the Company as per Sub-section (5) of Section 135 of the Act	77,40,25,455
(ii)	Total amount spent for the financial year(₹)	77,44,92,060
(iii)	Excess amount spent for the Financial year [(ii) – (i)] (₹)	4,66,605
(iv)	Surplus arising out of the CSR projects or programmes or activities of the previous financial years, if any	Not Applicable
(v)	Amount available for set off in succeeding financial years [(iii)-(iv)] (₹)	4,66,605

7. DETAILS OF UNSPENT CORPORATE SOCIAL RESPONSIBILITY AMOUNT FOR THE PRECEDING THREE FINANCIAL YEARS

SL. NO.	PRECEDING FINANCIAL YEARS	AMOUNT TRANSFERRED TO UNSPENT CSR ACCOUNT UNDER SUB SECTION (6) OF THE SECTION 135 OF THE ACT (₹)	BALANCE AMOUNT IN UNSPENT CSR ACCOUNT UNDER SUB-SECTION (6) OF THE SECTION 135 OF THE ACT (₹)	AMOUNT SPENT IN THE FINANCIAL YEARS (₹)	AMOUNT TRANSFERRED TO A FUND AS SPECIFIED UNDER SCHEDULE VII AS PER SECOND PROVISO TO SUB-SECTION (5) OF SECTION 135, OF THE ACT, IF ANY		AMOUNT REMAINING TO BE SPENT IN SUCCEEDING FINANCIAL YEARS	DEFICIENCY, IF ANY
					AMOUNT (₹)	DATE OF TRANSFER		
1	FY2022	9,27,91,940	28,47,080	28,47,080	NA	NA	0	NO
2	FY2023	9,02,29,694	20,00,000	20,00,000	NA	NA	0	NO
3	FY2024	NA	NA	NA	NA	NA	NA	NA

8. WHETHER ANY CAPITAL ASSETS HAVE BEEN CREATED OR ACQUIRED THROUGH CORPORATE SOCIAL RESPONSIBILITY AMOUNT SPENT IN THE FINANCIAL YEAR: YES

If Yes, enter the number of Capital assets created/ acquired: 2

SL. NO.	SHORT PARTICULARS OF THE PROPERTY OR ASSET(s) INCLUDING COMPLETE ADDRESS AND LOCATION OF THE PROPERTY]	PINCODE OF THE PROPERTY OR ASSET(s)	DATE OF CREATION	AMOUNT OF CSR AMOUNT SPENT (IN ₹)	DETAILS OF ENTITY/ AUTHORITY/ BENEFICIARY OF THE REGISTERED OWNER		
(1)	(2)	(3)	(4)	(5)	(6)		
					CSR Registration Number, if applicable	Name	Registered address
1	Building construction of Kasturba Gandhi Balika Vidyalaya (KGBV) Kampasagar village, Thripuraram Mandal, Beside TGMS Thripuraram, Nalgonda, Telangana	508207	30.09.2024	2,40,00,000	NA	Kasturba Gandhi Balika Vidyalaya (KGBV)	KGBV, Kampasagar village, Tripuraram Mandal, Beside TGMS Thripuraram, Nalgonda, Telangana – 508207
2	Land for skilling institute at Hyderabad* SR. no. 195/AA, Dusakal Village, Farooq Nagar Mandal, Ranga Reddy District, Telangana - 509216	509216	08.01.2025	5,31,557	CSR00076748	Foundation for Pharmaceutical Academy for Global Excellence (PAGE)	A-205, Sangam Building, 14B, S V Road, Santacruz (West), Mumbai - 400054

**In FY 2024–25, Dr. Reddy's Laboratories Limited and other Member Companies of the Indian Pharmaceutical Alliance (IPA) collaborated to establish a skilling institute for the purpose of developing talent for pharmaceutical industry through Foundation for Pharmaceutical Academy for Global Excellence (PAGE), a not-for-profit company set up by IPA member companies, at a total estimated cost of approximately INR 200 crores. The participating members including Dr. Reddy's will contribute the cost of the project. PAGE Foundation has already acquired land in Hyderabad and is in the process of acquiring land in Gujarat.*

9. SPECIFY THE REASON(S), IF THE COMPANY HAS FAILED TO SPEND TWO PERCENT OF THE AVERAGE NET PROFIT AS PER SUB-SECTION (5) OF SECTION 135 OF THE ACT

Not applicable.

Place: Hyderabad
Date: May 9, 2025

G V Prasad
Co-Chairman & Managing Director
DIN: 00057433

Dr. K P Krishnan
Chairman of SCSR Committee
DIN: 01099097

Annexure – IVA

Dr Reddy's Executive Summary

In terms of the Companies Act, 2014, as amended, every company having average CSR obligation of ten crore rupees or more in the three immediately preceding financial years, shall undertake impact assessment, through an independent agency, for their CSR projects having outlays of one crore rupees or more, and which have been completed not less than one year before undertaking the impact study. In line with the above requirement, Dr. Reddy's Laboratories Limited has engaged Sattva Media and Consulting Private Limited and Sostakes Services Private Limited to undertake Impact Assessment for eligible CSR Projects completed during FY2024.

FY2024 CSR spent – Out of the CSR spend of ₹ 57.37 crores, CSR projects of ₹ 51.80 crores, were eligible for impact assessment. In addition, eligible ongoing projects from FY22 and FY23 were covered under the Impact Assessment study. The following is the summary of the impact assessment report of the eligible CSR Projects:

THEME	PROJECTS	IMPLEMENTING AGENCY	ACTIVITIES	LINK TO SCHEDULE VII ACTIVITIES	AMOUNT SPENT (in Cr.)	IMPACT ASSESSMENT SUMMARY
Education	Kallam Anji Reddy Vidyalaya (KARV)	Dr. Reddy's Foundation	Quality education to children from economically disadvantaged backgrounds	Promoting education	6.00	**Activities and Outputs:** • KARV achieved 2348 strength for the academic year 2023 - 24 **Outcomes:** • 100% pass rate of 180 students from Grade X. • 248 students received FLN & EL (Foundation Literacy, Numeracy and English Language) training • 174 students trained in Soft Skills and 202 students trained in General Duty Assistance • 65% of students achieved the top 3 grades, highlighting exceptional academic performance, with the majority excelling in their assessments
	Kallam Anji Reddy Vocational Junior College (KARVJC)		Provide employment-focused technical training to students from economically disadvantaged families	Promoting education and vocational skills among children		**Activities and Outputs:** • 92% of youth passed the 2nd year examination. 67% achieved an A grade (out of 4 grades) • Overall strength of KAR-VJC reached 815 **Outcomes:** • Over 60% of students from vocational streams (like Computer Science, MLT, etc.) pursue higher education after completion • Over 30% students opted for professional certifications and university level programs

THEME	PROJECTS	IMPLEMENTING AGENCY	ACTIVITIES	LINK TO SCHEDULE VII ACTIVITIES	AMOUNT SPENT (in Cr.)	IMPACT ASSESSMENT SUMMARY
Education	School Improvement Programme (SIP) in government schools	Dr. Reddy's Foundation	FLN & EL and WaSH activities	Promoting education	3.50	**Activities and Outputs:** • Initiated FLN & EL intervention in 100 government schools in AP & TS, leading to a significant change in learning outcomes • Public Health Educators completed the formation of school health clubs in 100 schools **Outcomes:** • Over 59% of students reported improved academic confidence • Students have engaged in spoken English sessions, grammar lessons, and phonics-based learning, whereas emphasis on problem-solving, creative writing, and interactive learning methods has made learning more engaging and effective • 89% of students reported that maintaining cleanliness in school and their surroundings not only keeps them healthy and active but also fosters positive thinking and discipline
Education	Sashakt Scholarship for women in STEM	Dr. Reddy's Foundation	Scholarships & Mentors for meritorious women to study higher secondary and undergraduate courses in STEM	Promoting STEM education	1.20	**Activities and Outputs:** • 50 students selected and admitted in MBBS and B.Tech institutions with the support of the Sashakt Scholarship • Another 50 scholars from previous SASHAKT cohorts received their yearly scholarship and mentorship support. • 11 students selected and admitted in designated schools with the support of the Junior Sashakt Scholarship **Outcomes:** • Over 85% of respondents mentioned that the scholarship allowed them to complete their education without the need for part-time jobs or loans • 80% of students stated that their families became more supportive of their STEM education after receiving the scholarship • With an average rating of 9.8/10 the scholarship received high parental approval and 40% of parents stated they would actively recommend it to other parents.
Education	Dr. K Anji Reddy's CAN-DO ETR	Ignite Life Science Foundation (ILSF)	Supports the quest for scientific excellence through funding research scholars in India	Education	1.00	**Activities and Outputs:** • Identify and nurture healthcare innovation opportunities that may otherwise lie dormant within the Indian academic ecosystem • Encourage and establish a culture of innovation within Indian academia, so that individual investigators become proactive drivers of their ideas to direct solution to healthcare needs **Outcomes:** • Scientists reported accelerated research progress because of the grant
Livelihood	Youth Skilling	Dr. Reddy's Foundation	Skilling & Employability Program for Youth	Livelihood enhancement projects	5.00	**Activities and Outputs:** • 1530 youth incepted and attended training as per plan. • 1426 youth completed training as per plan **Outcomes:** • 85% of participants observed significant skill growth in digital literacy, soft skills, English communication and job readiness • 1012 youth placed at an average of ₹13,945 monthly salary with a 71% placement rate
Livelihood	Skilling for Persons with Disabilities	Dr. Reddy's Foundation	Skilling & Employability Program for Persons with Disability	Promoting employment-enhancing vocational skills, especially among the differently abled	5.00	**Activities and Outputs:** • 1252 youth incepted and attending training as per plan **Outcomes:** • 80% of employed PWDs stated that their workplace provides disability-friendly support. This includes sign language training and helpful colleagues • 75% of participants are now contributing financially to their families • 836 youth placed at an average ₹12,507 monthly salary with 70% placement rate
Livelihood	Healthcare Skilling	Dr. Reddy's Foundation	Healthcare Skilling & Employability Program for youth from low-income families	Livelihood enhancement projects	3.85	**Activities and Outputs:** • 641 youth incepted and attended training as per plan • 581 youth completed training as per plan **Outcomes:** • 72% of participants joined for financial independence and job security as they secured jobs in Hospitals and Diagnostic centres • 443 youth placed at an average of ₹13,104 monthly salary with a 76% placement rate

THEME	PROJECTS	IMPLEMENTING AGENCY	ACTIVITIES	LINK TO SCHEDULE VII ACTIVITIES	AMOUNT SPENT (in Cr.)	IMPACT ASSESSMENT SUMMARY
Livelihood	Making Integrated Transformation through Resourceful Agriculture (MITRA)	Dr. Reddy's Foundation	Agriculture Skilling for Farmers	Livelihood enhancement	6.30	**Activities and Outputs:** • Around 4566 farmers have been trained for mushroom cultivation • 76,851 farmers have adopted agronomy practices (Kharif + Rabi) **Outcomes:** **Improved Yield (87%)** The adoption of nuanced practices led to a 15-25% increase in crop output **Cost Savings (81%)** Farmers reduced fuel and labor costs by 20-30% through mechanization, optimised fertiliser application, and water-saving techniques **Income Gains (56%)** Farmers earned 10-30% more due to higher yields, reduced costs, and diversified income sources like intercropping and mushroom cultivation • 85% of farmers reported that regular team interactions led to better adoption of new practices, with 70% mentioning they felt more confident applying these techniques
Health	Community Health Intervention Programme	NICE Foundation	Primary health care services for rural population	promoting health care, including preventive health	1.83	**Activities and outputs:** • Extended doorstep primary medical care to 155 villages, catering to a population of 1,99,275. • General Medical care treatment was provided to 1,78,275. • Regular Medical care treatment to 73,211. • RMNCH+ Care and treatment to 12,961. • Home based treatment to 18,181. • 1,119 health education sessions conducted in 138 schools. **Outcomes:** • Improved awareness and management of Non-Communicable diseases. • Improved knowledge and awareness of antenatal healthcare • 1,308 institutional deliveries. • Reduction in out-of-pocket expenditure • Improved understanding of students on cleanliness and personal hygiene.

THEME	PROJECTS	IMPLEMENTING AGENCY	ACTIVITIES	LINK TO SCHEDULE VII ACTIVITIES	AMOUNT SPENT (in Cr.)	IMPACT ASSESSMENT SUMMARY
Health	Improving Services by Strengthening Health Infrastructure in Hospitals	Dr Reddy's Foundation	Infrastructure support for hospitals	Promoting health care, including preventive health	1.48	**Activities and outputs:** Equipment support to healthcare facilities of • Aakar Asha Hospital: OT and sterilisation and laundry equipment • Banaras Hindu University (BHU): laparoscopic and MRI-compatible anaesthesia workstation **Outcomes:** Improved efficiency in performing surgeries: • 300 additional reconstructive surgeries could be done in Aakar Asha Hospital. • 450 additional surgeries were supported with new equipment in BHU's affiliate hospital.
Health	Improving Primary Healthcare Services	Dr Reddy's Foundation	Strengthening Primary Health Centres	Promoting health care including preventive health	9.30	**Activities and Outputs:** • The upgradation work involved essential diagnostic, pharmacy management, labour room upgradation, staff training and capacity building, efficient patient management using technology and overall infrastructure upgradation to improve healthcare access for 588 villages, which have a population of 3,69,242. • Capacity building of staff in 11 PHCs. **Outcomes:** **Improved access to Primary healthcare facilities:** • 44% increase in average outpatient department (OPD) consultations. • 55% increase in average lab tests. • Improved confidence of mothers in using institutional delivery facilities at the PHC. • Reduce out-of-pocket expenditure on health. • Better patient experience in availing healthcare services.
Health	Telangana Centre for the Fourth Industrial Revolution	Telangana Life Science Foundation (TLSF)	Establishment of a clinical registry to support research on Hemophilia, and mobilising/ designing course content for skilling initiative	Contribution to research and development projects in the field of science, technology, engineering and medicine	1.00	**Activities and Outputs:** • Mobilisation, design and launch of the skilling programme • Established clinical registry **Outcomes:** • Clinical registry for better management and research on Hemophilia.

THEME	PROJECTS	IMPLEMENTING AGENCY	ACTIVITIES	LINK TO SCHEDULE VII ACTIVITIES	AMOUNT SPENT (in Cr.)	IMPACT ASSESSMENT SUMMARY
Health	Rare Disease Initiative	Dr. Reddy's Foundation and Dr Reddy's Institute of Life Sciences	Setting up an advanced research facility for research on rare diseases	Contribution to research and development projects in the field of science, technology, engineering and medicine	8.50	**Activities and Outputs:** • Development of a facility to develop cellular and zebrafish models of rare diseases. • 6 genetically engineered models of rare diseases developed. • 8 drug compounds were screened using the zebra fish DMD model. • Cryopreservation of the engineered zebrafish (germline cells) and cell lines to serve as a repository of rare disease models. • Research and training provided to 3 scientists and 25-30 students on rare disease model development. **Outcomes:** • Better understanding of Rare Diseases. • Strengthening of the rare disease research ecosystem. • Facilitated preliminary assessment on drug efficiency, as one drug compound showed encouraging results. • Provisional patent filed for DMD model.
Health	Integration of Evidence Based Nutrition, primarily focusing on Plant Based Diet	Ahimsa Trust	Training and awareness building, academic collaboration and resource development on evidence based plant-based nutrition.	Promoting health care	1.00	**Activities and Outputs** • Continuing Medical Education (CME) events organised • 1,617 doctors and 2,020 medical students trained to practice evidence-backed Plant-Based Nutrition (PBN) • 15 chefs trained to transform culinary practices. • 2 community awareness events conducted. • 13 webinars organised and session recordings uploaded on YouTube. **Outcome** • A network of doctors and medical students who dispel myths about a plant-based diet. • Increase the visibility of plant-based diet on media platforms.

THEME	PROJECTS	IMPLEMENTING AGENCY	ACTIVITIES	LINK TO SCHEDULE VII ACTIVITIES	AMOUNT SPENT (in Cr.)	IMPACT ASSESSMENT SUMMARY
Environment	Action for Climate and Environment (ACE)	Dr. Reddy's Foundation	Deploying various strategies for climate-proofing the livelihoods of small and marginal farmers to adopt climate-friendly technologies and farming practices	Ensuring environmental sustainability, agroforestry, and maintaining the quality of soil, air and water	15.63	**Activities and Outputs:** • A total of 61,942 acres have been shifted from Transplanted Rice (TPR) to Dry Seeded Rice (DSR) • A total of 89,983 acres have been shifted from Traditional Farming (TF) to Zero Tillage (ZT) • 67,040 tCO2 carbon equivalent reduced through regenerative agriculture practices • 4.48 Cr. kilolitres of water saved across all locations under DSR & ZT • 1,437 acres have been executed under agroforestry. • Mangrove restoration of 124 acres has been initiated at Pulicatlake in Tirupathi district • 4500 soil health cards have been generated and distributed • Biochar application executed in 242 acres **Outcomes:** **Significant reduction in fertiliser usage** Reduced fertiliser input by 40%–60%, shifting from 350–500 kg/acre to 150–300 kg/acre, indicating more sustainable soil management **Drastic decrease in water usage** Watering frequency dropped to just 3–4 times per season, leading to notable savings in water and electricity, and positively impacting groundwater levels **Lower seed costs and improved efficiency** Seed expenses fell by 30%–60%, with usage dropping from 25 kg to 10–15 kg per acre, making cultivation more cost-effective **Higher crop yields** Yields increased by 30%–50%, from 20–30 quintals to 30–40 quintals per acre, reflecting better productivity and farming practices **Improved profitability and reduced production costs** While income rose by ₹15,000–₹20,000 per acre (30%–40%), total production costs dropped by ₹10,000–₹15,000 (35%–40%), boosting net profits through input optimization

Annexure – V

Information in Terms of Section 197(12) of the Companies Act, 2013, Read with Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

(i) Ratio of the remuneration of each director to the median remuneration of the employees of the company and the percentage increase/ (decrease) in remuneration of each Director, Chief Executive Officer, Chief Financial Officer, and Company Secretary, for FY2025:

Name	Designation	Ratio of remuneration of each Director to the median remuneration of employees	% increase/ decrease in remuneration during FY2025
Mr. Satish Reddy[1]	Chairman	179.14	1.78
Mr. G V Prasad[1]	Co-Chairman and Managing Director	285.36	1.11
Mr. Leo Puri[2]	Independent Director	30.52	17.80
Ms. Shikha Sharma	Independent Director	22.51	11.32
Dr. K P Krishnan	Independent Director	23.80	10.81
Ms. Penny Wan[2]	Independent Director	28.35	9.42
Mr. Arun M Kumar[2]	Independent Director	28.99	1.95
Dr. Claudio Albrecht[2,3]	Independent Director	27.70	Not Applicable
Dr. Alpna Seth[2,4]	Independent Director	27.05	Not Applicable
Mr. Sanjiv Mehta[5]	Independent Director	23.59	Not Applicable
Ms. Kalpana Morparia[6]	Independent Director	Not Applicable	Not Applicable
Mr. Erez Israeli[7,8]	Chief Executive Officer	Not Applicable	4.7
Mr. Parag Agarwal[9]	Chief Financial Officer	Not Applicable	Not Applicable
Mr. M V Narasimham[10]	Chief Financial Officer	Not Applicable	Not Applicable
Mr. K Randhir Singh[8]	Company Secretary, Compliance Officer and Head-CSR	Not Applicable	12

Note:

[1] *Includes salary, commission and perquisites. They do not receive any amount as remuneration from any subsidiary company. There was no change in remuneration, change was due to availment of perquisites.*

[2] *Independent Director resident outside India are entitled to get overseas travel compensation for travelling for Board Meetings within the overall commission approved by the shareholders.*

[3] *Appointed during FY 2024 for part of the year i.e. from May 10, 2023, hence the remuneration paid for FY 2025 is not comparable.*

[4] *Appointed during FY2024 for part of the year, i.e. from September 19, 2023, hence the remuneration paid for FY 2025 is not comparable.*

[5] *Appointed during FY2024 for part of the year, i.e. from December 29, 2023, hence the remuneration paid for FY 2025 is not comparable.*

[6] *Retired on July 30, 2024, remuneration in FY 2025 was paid part of the year, hence not comparable.*

[7] *Perquisite on exercise of stock options during FY2025 accumulated from past several years, amounting to ₹ 11.18 Crore, has not been considered in calculating percentage increase in remuneration.*

[8] *Includes fixed pay, actual variable pay, fuel & maintenance on actuals and does not include value of stock options, if any.*

[9] *Retired as Chief Financial officer on July 31, 2024, remuneration for FY 2025 was paid part of the year, hence not comparable*

[10] *Appointed as Chief Financial Officer with effect from August 1, 2024, remuneration in FY2025 was paid for part of the year, hence not comparable*

(ii) The median remuneration of employees increased by 7.8% in FY2025.

(iii) The number of permanent employees on the rolls of the Company as on March 31, 2025, is 24,299.

(iv) Average percentage increase in the salaries of employees other than KMP for FY2025, was 9.8 % as compared to FY2024. There was an increase of 4.90% in the total remuneration of Executive Directors and KMP for FY2025 on account of computation of remuneration, on accrual basis to Executive Directors and on actual basis for KMP. The remuneration calculated does not include perquisites on account of employee stock options.

(v) It is affirmed that the remuneration for FY2025 is as per the Remuneration Policy of the Company.

For and on behalf of the Board of Directors

K Satish Reddy
Chairman
DIN: 00129701

Place: Hyderabad
Date: May 9, 2025

ANNEXURE – VI

Conservation of Energy, Technology Absorption, Foreign Exchange Earnings and Outgo

A. Conservation of Energy

I. Major Categories of Energy Projects are:

1. Installation of Innovative technology:

- At FTO-7&9 plant HHO (Oxy-Hydrogen gas) project implemented, where Oxy-Hydrogen gas sending along with forced draft air into the boiler for improvement of the boiler SFR (Steam to fuel ratio) from 4.4 to 4.8 to reduce the fuel consumption by 5-8%

2. Optimization of designs and operational efficiencies:

- Replaced all age-old air compressors of specific power consumption of 0.18 to 0.2 KW/CFM) with new Centrifugal Air Compressors of specific power consumption of 0.14 KW/CFM at CTO-1, CTO-2, CTO-5, CTO-6 and PU-01 plants.
- FTO-11 pure steam generators integration, which is impacted reduction in steam consumption for PSG.
- Installation of Heat pump for both hot water and chilled water generation purpose, which is resulted reduction in steam consumption for hot water generation.
- Installation of energy efficient chiller (Screw chiller with VFD) in place of old chillers.
- Switching off one transformer by operating two transformers parallel at FTO-11.
- Implementation of aerodynamic fans for cooling towers in place of regular induction fans.
- 650 Tr (0.75 KW/TR) old chiller replaced with high energy efficient chiller (0.60 KW/Tr) at FTO-3.
- By doing Steam traps automation at FTO-3 site improved condensate recovery up to 87%.
- Installation of VFDs for Cooling tower pumps at CTO-5 plant.
- Interconnection of chillers at CTO-6 plant.
- AHU DX units replaced with chilled water coil at FTO-7.
- Apart from above major ideas, almost 102 energy conservation ideas were implemented in FY 2025 to save 8.5 Mn KWH of power and 13,771 Tons of steam.

II. Steps Taken by the Company for Utilizing Alternative Sources of Energy

- Currently we have rooftop solar capacities of 6 MW, third party PPA's (solar & hydel) 59 MW, 7.7 MW Cogen plant on biomass fuel and 15 MW solar plant through JVC which meets around 40% of DRL global power requirement.
- 21.4 MW RTC solar & wind hybrid ISTS renewable power project commissioned through JV company for supplying 140 Mn KWH /Year which helps to reduce 97,324 Tons of scope-2 emissions.
- Boiler fuel switching from coal/ FO/ LSHS to biomass fuel completed at CTO-2,CTO-5 (in commissioning stage) and FTO-7&9 plants. These project helps to reduce 71,542 Tons of scope-1 emissions.
- Biomass fuel fired boilers (3 TPH & 2 TPH) installed at our FTO-6 & FTO-8 plants in place of FO / LSHS fired boilers.

III. The Capital Investment on Energy Conservation Equipment's & Projects:

- During the year, the Company has implemented energy conservation projects across its various business units and accrued savings of approximately ₹ 271 Mn against an investment of ₹360 Mn.
- With the above energy saving projects implementation, we have reduced ~8,073 tons of CO2 emissions during the year.
- ₹ 200 mn is being spent for Stand by Boiler fuel switching from FO/ LSHS to biomass fuel at CTO-1, CTO-2, CTO-3, FTO-6, FTO-8 and FTO-7&9 plants. These project helps to reduce Approx 10,000 Tons of scope-1 emissions.
- Proposal in pipeline to invest ₹260 mn for sourcing 16 MW (98 million KWH) renewable power through a hybrid project of wind and solar through ISTS under captive mode.

B. Technology Absorption

(i)	Efforts made towards technology absorption	The Company has a full-fledged R&D division continuously engaged in research on new products and process improvement on existing products as part of continuous improvement in and outside India. As a part of technology absorption and adoption, once technology is developed for a product, it is tested in a pilot plant and thereafter commercial production is performed. Innovation is embarked by an incremental approach towards cost, time, quality and complex product development by adopting cutting edge technology and our philosophy is to continuously upgrade the technology. **AI in R&D:** At R&D, we are examining the entire value chain and selecting critical use cases that have a significant impact on unlocking value. This value is manifested through timely product launches achieved by leveraging data science and digital technologies. We are harnessing the power of digital in API (active pharmaceutical ingredients) by generating pre-determined synthetic routes, in formulations by employing advanced in vitro-in vivo correlation studies, leveraging our data and laboratory resources, and incorporating machine learning techniques **Advance Characterization Capability**: Advance Analytical Characterization capability has been established using hyphenated analytical equipment's to study various physicochemical properties of drug substance and drug product, de-formulating the reference product that aid in bringing the drug much faster to the market. **Green Chemistry**: We developed in-house capability to develop and implement the set of green chemistry principles and practices that aim to design chemical processes and products that minimize the use and generation of hazardous substances. By adopting green chemistry technologies, we could reduce our environmental footprint and improve sustainability, while also potentially reducing costs and improving efficiency.
(ii)	Benefits derived like product improvement, cost reduction, product development or import substitution	Adoption of technology and robust scientific principles led to successful development of complex generic products at the desired cost with improved quality. With advanced capabilities in-house; scientific understanding of the products was enhanced ensuring a swifter on-time regulatory approval and a more efficient overall system
(iii)	In case of imported technology (imported during the last three years reckoned from the beginning of the financial year) – a. Details of technology imported b. Year of import c. Whether the technology been fully absorbed If not fully absorbed, areas where absorption has not taken place, and the reasons therefore.	No imported technology

(iv) **Expenditure incurred of R&D**

	FY 2025	FY2024
Capital (₹ in mn)	1,404	1,083
Recurring (₹ in mn)	24,167	20,044
Total (₹ in mn)	25,571	21,127
Total R&D expenditure as a % of total turnover	**11.06%**	**10.84%**

C. Foreign Exchange Earnings & Outgo

Foreign exchange earned in terms of actual inflows and foreign exchange outgo in terms of actual outflows during the year:

Particulars	FY 2025
Foreign Exchange earned in terms of actual inflows (₹ in mn)	159,395
Foreign Exchange outgo in terms of actual outflows (₹ in mn)	55,554

For and on behalf of the Board of Directors

K Satish Reddy
Chairman
DIN: 00129701

Place: Hyderabad
Date: May 9, 2025

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT FY2024-25



Executive Summary

Our Business Responsibility & Sustainability Report demonstrates our commitment to the nine principles of the National Guidelines on Responsible Business Conduct ("NGRBC") as well as our progress against the stated objectives across environmental, social and governance ("ESG") parameters.

Our Company's purpose of accelerating access to affordable and innovative medicines across the world provides the foundation for ushering in a healthier tomorrow for all.

A legacy spanning over forty years, our core tenets are deep science, progressive people practices and robust corporate governance. We continue to focus on creating value for all our stakeholders and towards our goal of serving over 1.5 bn patients by 2030.

The BRSR disclosures are in terms of Regulation 34(2)(f) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015 and consists of three sections:

- **Section A** provides a broad overview of the business, its offerings, business and operations footprint, employees, related parties, Corporate Social Responsibility (CSR) and transparency
- **Section B** covers management and process disclosures related to the businesses aimed at demonstrating the structures, policies and processes put in place towards adopting the NGRBC Principles and Core Elements
- **Section C** provides essential and leadership indicator-wise disclosures mapped to the nine principles of NGRBC.

  For FY2025, DNV Business Assurance India Private Limited ("DNV") has issued Independent Assurance Statement for reasonable assurance of the core indicators of BRSR. DNV has also issued the said statement for limited assurance of other than core indicators of BRSR.

KEY HIGHLIGHTS OF BRSR FY2024-25

General and Management Disclosures

- Reasonable Assurance of BRSR core indicators and Limited Assurance of remaining section of BRSR
- Presence in 82 countries outside India
- 30% of Board members are women directors
- 0.4% of workforce are differently abled
- Turnover rate for permanent employees and workers is 19.2% and 12.3% respectively
- Comprehensive disclosure of material risk and opportunities
- Sustainability and CSR Committee act as nodal Committee for ESG related matters
- Comprehensive disclosure of ESG goals and progress made during the year

Principle 1

Conduct and govern with integrity, and in a manner that is ethical, transparent and accountable

- 81% of our employees and 65% workers received periodic training on ethical conduct, aspects of human rights, skilling and wellbeing, and ESG goals and matters.
- No disciplinary action against Directors/KMPs/Employees/ Workers by any law enforcement agencies for charges of bribery/corruption
- No cases of fines, penalties, fees, or settlement amount paid in proceedings (by the entity or by directors/KMPs) with regulators, law enforcement agencies, or judicial institutions

Principle 2

Provide goods and services in a manner that is sustainable and safe

- We conducted Life Cycle Assessment for 2 of our API products and these have no significant social or environmental risks
- 100% of our inputs are sourced from suppliers who abide by our Supplier Code of Conduct
- 99% of our global hazardous waste is sent to industries and recyclers for co-processing and recycling
- 92% of cold boxes are reused at CFA or stockist level

Principle 3

Respect and promote the wellbeing of all employees, including those in value chains

- 100% of our permanent employees and workers are covered under health and accident insurance, and maternity and paternity benefits
- 95% return to work rate and 85.6% retention rate for our permanent employees post parental leave
- 96.1% employees and 65.3% workers were provided skill upgradation training
- 45.1% employees and 52.7% workers were provided health and safety measures training
- 92.4% of employees and 97.9% of workers have undergone performance and career development reviews
- Combined LTIFR per one mn-person hours worked reduced from 0.14 to 0.07

Principle 4

Respect the interests of and be responsive to all its stakeholders

- Comprehensive stakeholder engagement including a new double materiality assessment to understand their impact and financial materiality and stakeholder expectations to inform our ESG strategy
- Evolved process for considering feedback of the stakeholders on economic, environment and social topics by the Board
- Evolved process for engagement and support of the vulnerable and marginalised stakeholders group

Principle 5

Respect and promote human rights

- 71.4% of employees were given training on human rights
- 100% of our employees and permanent workers are paid more than the minimum wage
- Median remuneration of male and female employees was ₹ 0.7 million and ₹ 0.99 million respectively
- 100% of plant or offices were assessed for human rights issues

Principle 6

Respect and make efforts to protect and restore the environment

- 57% of total energy consumption is from renewable sources
- 22% absolute reduction in Scope 1 & 2 emissions from previous financial year
- 68% of electricity consumption through renewable power
- 75,761 KL of harvested rainwater consumed
- 2.5% decrease in reported Scope 3 emissions from previous financial year

Principle 7

Influencing public and regulatory policy, in a responsible and transparent manner

- Associated with seven trade and industry chambers/associations to foster dialogue on industry growth drivers, innovation and shaping public policy
- Public policy advocacy on important issues such as regulatory changes, R&D and intellectual property protection, access and affordability, and counterfeit drugs
- No adverse order/action from regulatory authorities in issues related to anti-competitive conduct

Principle 8

Promote inclusive growth and equitable development

- 51% of input materials were sourced from within India
- Job creation in terms of remuneration in Rural, Semi-urban and Urban was 8%, 2% and 10%, respectively, of total during the year
- Positively impacted 701,558 individuals through CSR initiatives

Principle 9

Engage with and provide value to the consumers in a responsible manner

- 100% of our formulation products representing 89% of revenue carry information about safe and responsible usage on product labelling and packaging
- No forced recalls, 18 voluntary recalls
- No consumer complaints on data privacy, advertising, cyber-security, delivery of essential services, or restrictive or unfair trade practices
- No major service disruptions

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT (BRSR) FY2024-25

SECTION A

GENERAL DISCLOSURE

I Details of Listed Entities

1	Corporate Identity Number (CIN) of the Listed Entity	L85195TG1984PLC004507
2	Name of the Listed Entity	Dr. Reddy's Laboratories Limited
3	Year of incorporation	1984
4	Registered office address	8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500 034, Telangana, India
5	Corporate address	8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500 034, Telangana, India
6	E-mail	shares@drreddys.com
7	Telephone	+91-40-49002900
8	Website	www.drreddys.com
9	Financial year for which reporting is being done	April 1, 2024 to March 31, 2025
10	Name of the Stock Exchange(s) where shares are listed	BSE Limited National Stock Exchange of India Limited New York Stock Exchange, Inc NSE IFSC Ltd
11	Paid-up Capital	₹ 834,455,365
12	Name and contact details (telephone, email address) of the person who may be contacted in case of any queries on the BRSR report	Mr. K Randhir Singh Company Secretary, Compliance Officer & Head-CSR E-mail id: shares@drreddys.com Contact No: +91-040-4900 2222
13	Reporting boundary	The disclosure under BRSR is on consolidated basis unless otherwise specified at the respective section.
14	Name of Assurance provider	DNV Business Assurance India Private Limited (DNV)
15	Type of Assurance obtained	BRSR Core - Reasonable assurance Remaining part of BRSR - Limited assurance

II Products and Services

16. Details of Business Activities (Accounting for 90% of the turnover)

Sl. No.	Description of Main Activity	Description of Business Activity	% of turnover of the entity
1	Pharmaceuticals	Development, manufacturing & sale of pharmaceutical products, and services	100

17. Products/services sold by the entity (accounting for 90% of the entity's Turnover)

Sl. No.	Products	NIC Code	% of total turnover contributed
1	Development, manufacturing & sale of generic formulations including biosimilars and consumer healthcare	21009	89
2	Development, manufacturing & sale of active pharmaceutical ingredients & custom pharmaceutical services	21009	11

III Operations

18. Number of locations where plants and/or operations/offices of the entity are situated

Location	No. of plants (Including R&D sites/operations)	No. of offices	Total
National	26	15	41
International	6	58	64

19. Markets served by the entity

a. No. of Locations

Locations	Numbers
National (No. of States & Union Territories)	36
International (No. of countries)	82

b. What is the contribution of exports as a percentage of the total turnover of the entity

Out of the total turnover of ₹ 21,845 Crore (excluding service income and licence fees) on standalone basis, the turnover of the products sold in India is ₹ 5,449 Crore (25%) and that of other countries is ₹ 16,396 Crore (75%).

c. A brief on types of customers

Our customers include wholesalers, distributors, pharmacy chains and hospitals, government institutions and other pharmaceutical companies.

IV Employees

20. Details as at the end of financial year:

a. Employees and workers (including differently abled):

Sl. No.	Particulars	Total	Male No.	Male %	Female No.	Female %	Others No.	Others %
	Employees							
1	Permanent	26,944	21,298	79%	5,642	21%	4	0%
2	Other than permanent	8,037	5,199	65%	2,838	35%	0	0%
	Total	**34,981**	**26,497**	**76%**	**8,480**	**24%**	**4**	**0%**
	Workers							
1	Permanent	573	552	96%	21	4%	0	0%
2	Other than permanent	7,998	6,257	78%	1,741	22%	0	0%
	Total	**8,571**	**6,809**	**79%**	**1,762**	**21%**	**0**	**0%**

b. Differently abled employees and workers:

Sl. No.	Particulars	Total	Male No.	Male %	Female No.	Female %	Others No.	Others %
	Differently abled Employees							
1	Permanent	107	70	65%	37	35%	0	0%
2	Other than permanent	19	14	74%	5	26%	0	0%
	Total	**126**	**84**	**66%**	**42**	**34%**	**0**	**0%**
	Differently abled workers							
1	Permanent	0	0	0%	0	0%	0	0%
2	Other than permanent	34	34	100%	0	0%	0	0%
	Total	**34**	**34**	**100%**	**0**	**0%**	**0**	**0%**

21. Participation/inclusion/representation of women

Particulars	Total	No. of Females	% of Females
Board of Directors	10	3	30
Key Management Personnel (KMPs)[1]	3	0	0

[1] *The KMP of the Company are Co-chairman and Managing Director, Chief Executive Officer, Chief Financial Officer and Company Secretary. Since Co-chairman and Managing Director is already included under heading Board of Directors, the same has not been again included under heading KMP.*

22. Turnover rate for permanent employees and workers

	FY2024-25				FY2023-24				FY2022-23			
	Male	Female	Others	Total	Male	Female	Others	Total	Male	Female	Others	Total
Permanent Employees (%)	19.3	19.1	22.2	19.2	18.2	19.0	12.5	18.4	21.1	19.2	42.9	20.8
Permanent Workers (%)	9.2	68.8	0	12.3	8.0	34.1	0	9.7	23.6	44.7	0	24.9

V Holding, Subsidiary and Associate Companies (including joint ventures)

23. Names of holding/subsidiary/associate companies/joint ventures

The details of holding/subsidiary/associate companies/joint ventures are given in Form AOC-1, as Annexure-I to the Board's Report and this forms part of the Integrated Annual Report

Do the entities indicated in above table, participate in the business responsibility initiatives of the listed entity? (Yes/No)

Yes, all the entities, wherever applicable, participate in the relevant Business Responsibility initiatives of the Company. However, environmental and social performance data for joint ventures that are not being consolidated into the financial statements, such as Kunshan Rotam Reddy Pharmaceutical Co. Limited, China, DRES Energy Private Limited, India, and O2 Renewable Energy IX Private Limited, is excluded.

VI CSR Details

24. Whether CSR is applicable as per Section 135 of the Companies Act, 2013: Yes[1]

(i) Turnover (₹ in Million)	231,154
(ii) Net worth (₹ in Million)	288,566

[1] *As per Ind AS standalone financial statements*

VII Transparency and Disclosures Compliances

25. Complaints/Grievances on any of the principles (Principles 1 to 9) under the National Guidelines on Responsible Business Conduct:

Stakeholder group from whom complaint is received	Grievance redressal mechanism in place (Yes/No)	(If Yes, then provide web link for grievance redress policy)	FY2024-25			FY2023-24		
			No. of complaints filed during the year	No. of complaints pending resolution at close of the year	Remarks	No. of complaints filed during the year	No. of complaints pending resolution at close of the year	Remarks
Communities	Yes*	Refer to Note below	0	0		0	0	
Investors (other than shareholders)	Yes*		0	0		0	0	
Shareholders	As per applicable law		7	0		10	0	
Employees and workers	Yes*		427	67		274	60	
Customers	Yes*		956	4		870	2	
Value chain partners	Yes*		50	9		49	7	
Others (please specify)	Yes*		112	27		94	29	

Note: *Shareholders can register their grievances on the SCORES Portal at https://scores.sebi.gov.in/and the ODR Portal at https://smartodr.in/. All other stakeholder groups including customers, value chain partners, communities, and employees and workers can raise a concern by accessing the https://drreddys.ethicspoint.com portal or calling on the hotline number available on the portal. They may also write to complianceofficer@drreddys.com or chiefombudsperson@drreddys.com, or send their grievance by post or courier to the Chief Compliance Officer/Chief Ombudsperson. Several policies guiding the Company's conduct with all its stakeholders, including grievance mechanisms are placed on the Company's website and can be found on https://www.drreddys.com/investor#governance. In addition, there are internal policies placed on the intranet of the Company that are accessible by employees.

26. Overview of the entity's material responsible business conduct issues

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
1	Access to medicines	Opportunity	Increasing access to medicines is a major opportunity as it aligns with Dr. Reddy's core purpose of "Good Health Can't Wait" and provides a significant business advantage. By focusing on access, affordability and innovation, we can reach more patients and contribute to global health improvement.	• We are committed to serve 1.5 billion patients by 2030 and bring at least 3 innovative solutions to improve the standard of treatment every year from 2027. We are launching more innovative drugs and expanding our product portfolio, increasing our go-to-market through diverse collaborations and licensing arrangements, and through greater presence in public health. • We are strengthening our product pipeline through a combination of new drug development, acquisitions, and expansion into new therapeutic areas, while also focusing on biosimilars, differentiated products, and increasing our global reach. • To ensure access to novel molecules in India and low income countries, we actively seek collaborations and have partnered with companies such as Pharmazz for the first-in-class molecule Centhaquine, China-based Junshi Biosciences for Toripalimab (an immuno-oncology drug), and Sanofi for vaccine distribution in India. • We are partnering with multilateral and donor agencies such as GARDP, DNDi, The Gates Foundation, and MPP to address the global disease burden, neglected tropical diseases, and emergency disease areas. We also participate in strengthening public health delivery systems through the training and capacity building of health workers and local stakeholders.	Positive

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
2	Affordability of medicines	Opportunity	Bringing generic equivalents of innovator drugs with speed and ensuring higher affordability for patients is a significant opportunity for us to expand market access, potentially increasing sales and market share. By focusing on affordable options including generics, biosimilars, and innovative drugs, we can reach patients who might otherwise not be able to afford treatments. This also allows us to address systemic affordability issues and build trust with patients and healthcare providers.	• Our products significantly bring down treatment costs in a therapeutic class while maintaining the same quality, safety, and efficacy as with the reference product, resulting in savings and increased access to treatment. • We have committed to ensuring 40% of our new launches are first-to-market by 2040. By launching generic versions on day one, we can reach more patients sooner, and the ability to quickly enter the market and offer generic versions at a lower price point makes the treatment more affordable for patients. • We have a strong focus on biosimilars, which are similar to the original reference biologic drugs but at a lower cost. Our work in biosimilars has made treatments for conditions like cancer and anaemia more accessible to patients worldwide. • We leverage our strength of having a large manufacturing base in India to offer our customers a distinct cost advantage and a distributed production base in India, the United Kingdom, and Mexico, and optimise costs at each stage by managing the entire value chain from active ingredient production to distribution. • We also offer patient assistance programmes such as Sparsh for underprivileged cancer patients in India, M-Free and Mi-Free for patients on Nerivio®, and co-pay savings programs in the US for multiple products. • Year-on-year, there was an average reduction of 7% in the prices of our medicines in FY2025.	Positive

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
3	Customer satisfaction	Opportunity	Engaging with customers through a formal feedback mechanism helps us understand their requirements, improve brand loyalty and drive business growth, and ensure patient safety and satisfaction.	• Dr. Reddy's serves a diverse range of customers globally, including pharmaceutical companies, healthcare providers, and consumers. • We ensure customer satisfaction through a multifaceted approach that includes dedicated customer service platforms such as XCEED, real-time feedback mechanisms, a robust supply chain, and a focus on quality and innovation. • We use data analysis to gain insights into customer preferences and behaviours, informing our product development and marketing efforts. • Our Customer Service Centre acts as a single point of contact for customers across various geographies, providing support for inquiries and sample requests. Our customer service team maintains a long-lasting relationship with key customers to add value in their product development and commercialisation processes.	Positive

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
4	Inadequate product quality, Counterfeit products	Risk	Inadequate product quality can compromise the efficacy and safety of medications and is a significant risk potentially causing harm to patients. Inadequate quality control can lead to non-compliance, resulting in fines, recalls, and even suspension of operations. Counterfeit products are unsafe or ineffective and can be potentially life-threatening. The pharmaceutical industry has been increasingly challenged by the vulnerability of distribution channels to illegal counterfeiting and the presence of counterfeit products in a growing number of markets and over the internet. Third parties may illegally distribute and sell counterfeit versions of our products, which do not meet the rigorous manufacturing and testing standards that our products undergo. Adverse events caused by unsafe counterfeit products may mistakenly be attributed to the authentic product, and reports of adverse reactions to counterfeit drugs or increased levels of counterfeiting could materially affect patient confidence in the authentic product, and harm the business of companies such as ours.	• We implement a robust quality management system (QMS) whose procedures are built on key regulatory frameworks governing pharmaceutical development and regulation globally. Our facilities and products are also regularly inspected by international regulatory agencies such as the US FDA, EMA, MHRA, ANVISA, and CDSCO. • We also follow ISO 9001:2015 principles and all our manufacturing facilities are in compliance with GxP standards, including cGMP. Our suppliers are subjected to periodic evaluation processes that prioritise quality parameters and ensure compliance with cGMP requirements. • We implement advanced quality control measures, ensure proactive risk management with risk controls and thorough documentation, and conduct regular audits. • Various governments have enacted laws intended to combat counterfeiting, including the U.S. Drug Quality and Security Act and the EU's Falsified Medicines Directive (FMD). We have successfully implemented the FMD since 2019, and only those prescription drugs which have a unique serial number on the pack, and where the integrity of the pack can be seen, have been placed on the market ever since. • In addition to complying with these laws, we have put in place internal mechanisms to monitor incidents that come to our notice, and we proactively carry out regional surveys. We also have a robust system that enables us to track and trace our medicines from the point of manufacture to the point of dispensing. • We are implementing a comprehensive set of measures that includes the Drug Supply Chain Security Act (DSCSA) in the US and equivalent regulations in the other geographies such as Russia, Uzbekistan, EU, and have worked closely with the Government of India for the implementation of the serialisation guidelines. • Our investments in serialisation and aggregation continue to help us comply with global regulations and standards, with enhanced operational efficiencies for our downstream partners.	Negative
5	Business continuity	Risk	We operate in a complex geopolitical and regulatory environment, and this entails potential challenges and uncertainties arising from geopolitical factors and intricate regulatory frameworks. This includes geopolitical instability, changes in government policies, trade disputes, sanctions, and intricate compliance requirements. These factors can pose risks to operations, supply chains, market access, and overall business performance, requiring proactive monitoring and strategic adaptation to mitigate potential adverse impacts.	• We are focused on the identification of key business, operational, strategic, and business continuity risks through our ERM and assurance functions. We have implemented risk management measures and a formal business continuity plan to ensure our operations can continue despite potential disruptions. • We prioritise a sustainable supply chain - conducting supplier risk management, and ensuring diversification for the timely availability of our medicines. To improve our resiliency posture, we focus on the ability to provide and maintain an acceptable level of service in the face of any interruption and proactively plan for being prepared to respond to an uncertain situation. • Ensuring employee safety is a top priority for us, and we prioritise their wellbeing during any crisis, with a clear communication plan and appropriate channels for employees and regulatory authorities.	Negative

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
6	Information security, Data privacy	Risk	Information security and cybersecurity pose a significant risk to our industry. Our business is dependent upon increasingly complex and interdependent information technology systems, including internet and cloud-based systems, to support our business processes as well as internal and external communications. In addition, our businesses and operating models increasingly depend on outsourcing and collaboration, which requires exchanging data and information. The size and complexity and interconnectivity of our computer systems make them potentially vulnerable to breakdown, malicious intrusion, computer viruses and other cyber-attacks. Any compromise or disruption may result in the loss, theft, or unauthorised disclosure of key information and/or disruption of production and business processes, materially and adversely affecting our business. Data privacy is a significant risk due to the nature of the industry and of our business and the sensitive nature of personal data which we process directly or through our third parties. We are subject to data privacy and protection laws and regulations in many different jurisdictions and countries where we do business, and a failure to comply by us or by the third parties acting on our behalf could result in fines, administrative and criminal penalties, reputational damage, and adversely impact the way we operate our business.	• Our Information Security Management System (ISMS) is based on internationally recognised frameworks such as ISO 27001 and NIST CSF. We use a comprehensive technology stack to implement the above control framework and carry out periodic independent assessments to review the effectiveness of these controls. Any gap identified in the control framework goes through an established risk management process aligned with industry frameworks such as the COSO ERM. We perform regular risk assessments and take all necessary precautions to protect, prevent and detect such risks. • As part of our resiliency strategy, we have an IT disaster recovery plan in place for our key applications to minimise impacts from any unanticipated events and breakdowns. • We maintain cybersecurity insurance, and our third-party service providers have invested in measures to reduce these risks. • We recognise the fundamental privacy rights of all individuals we interact with. We adhere to stringent data privacy standards and regulations, ensuring that personal data is handled with the utmost care and transparency. • We ensure privacy by design and default by integrating privacy controls and considerations in the early stages of all our new projects, products and solutions and by ensuring ongoing confidentiality and security of data throughout its lifecycle. • Our global 'Data Privacy Risk and Control Framework' helps identify, assess and improve privacy controls required to manage key data privacy risks across our major markets	Negative
7	Regulatory compliance, Governance beyond compliance	Risk/ Opportunity	Compliance with regulatory requirements in the pharmaceutical industry is a complex process and presents multiple types of risks. If we fail to comply fully with government regulations or to maintain continuing regulatory oversight applicable to our research and development activities, or if a regulatory agency delays or denies approvals for new products, it may increase the cost of developing new products, increase the risk of not being able to successfully sell them, and affect the realisation of product revenues. If we fail to comply with the regulatory standards of agencies in manufacturing of quality products, there may be a delay in approvals of new drug applications or products, invite additional regulatory or legal action, and increase costs associated with remedial action, impacting our business, financials and operations. If we fail to comply with environmental laws and regulations, face environmental litigation, or any of our plants or operations are shut down, it may severely hamper our ability to supply products to our customers, and we may face substantial costs that could adversely affect our consolidated financial position, results of operations or liquidity. Governance beyond compliance can help us get a competitive edge, improve business performance, make operations more efficient, help mitigate risks, enable value creation, and strengthen stakeholder relationships.	• We actively monitor upcoming regulatory changes and emerging guidelines and requirements, connecting regularly with regulatory agencies. We use tools such as Legatrix to track compliance obligations, generate reports, and stay updated on legal and compliance changes. • We have robust and comprehensive compliance programmes with policies, procedures, and guidelines for employees including training. We also use the Compliance Watch digital solution for managing statutory compliances and risk mitigation. • We regularly monitor and assess all our operations and business practices to ensure adherence to legal and ethical standards, identify any potential risks early, and promote a culture of ethics and integrity at Dr. Reddy's. All our key business functions are audited comprehensively at least once in three years, and we develop and implement corrective & preventive actions to address any identified issues. These results are also shared with our management and board. • We go beyond just meeting the compliance requirements through our principles and practices such as ensuring the same quality standards for all countries, practicing the highest ethical values while marketing our products, and offering product pricing that enhances higher patient reach, etc. • Two of our key ESG goals focus on governance beyond compliance - we are committed to upholding the highest standards of compliance and ethics, and progressively enhancing our disclosures. • We use a more proactive and strategic approach to governance, incorporating ESG into business practices. This includes integrating ESG into board oversight, engaging with stakeholders on ESG issues, linking ESG goals to executive directors' compensation, integrating ESG into risk management, and using ESG criteria to assess partners and vendors. • We conducted a double materiality assessment this year, an essential first step towards CRSD compliance preparedness, evaluating material topics from both an ESG impact perspective and their potential influence on the organisation's financial performance	Negative/ Positive

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
8	Unethical practices, Bribery & corruption	Risk	Unethical practices may be a significant risk as they could lead to financial penalties, reputational damage, and even criminal charges. Our commitment to strong corporate governance is integral to our business and it helps us create long-term value for all our stakeholders. Considering the sheer size and nature of the industry and a combination of factors including complexity in distribution networks, interactions and high value transactions with public entities, bribery and corruption pose significant financial, regulatory, and reputational risks to pharmaceutical companies. Our policies mandate compliance from us and third parties acting on our behalf, with anti-bribery laws, which if not complied, may lead to substantial penalties including fines, criminal prosecution and potential debarment from public procurement contracts.	• We have established a strong compliance framework and program. Our Code of Business Conduct and Ethics (COBE) applies to all Directors and employees of our Company, its subsidiaries, and affiliates. It lays down the principles that guide our conduct and strengthens our decision-making and promotes stakeholder trust. COBE has been designed to comply with the requirements of Companies Act, 2013, and the Sarbanes Oxley Act of 2002 and its implementing regulations. • While contracts with our suppliers, contractors, and business partners include adherence to our principles concerning ethics, there is a separate code of conduct required to be followed by our suppliers and service providers. Our Global Marketing Code provides a minimum set of standards in interacting with healthcare professionals and healthcare institutions, while engaging in sales, research, marketing and promotion are covered under the Supplier Code of Conduct (SCOC), which is modelled on the Principles for Responsible Supply Chain Management (PSCI), mandating 100% compliance. • We conduct our business as per our Anti-Bribery and Anti-corruption policies, and all applicable laws. The ABAC policy emphasises our zero tolerance approach to bribery and corruption and principles established based on our ABAC standards. • The board of directors maintains oversight on ABAC governance, ensuring that best practices of the ABAC management system are established, implemented, maintained and reviewed to adequately address the company's bribery & corruption risks, including the policy and the guidelines. • Our third-party risk management (TPRM) policy sets forth the ABAC policy standards required for all our vendors and third-party agents. In addition to requiring initial due diligence screenings and ABAC training and certification, our TPRM policy mandates that contracts with these third parties include ABAC compliance obligations.	Negative

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
9	Process efficiency and innovation, Green chemistry	Opportunity	Process efficiency and innovation provide an opportunity to enhance operations, reduce costs, and accelerate drug development. Using recycled and reused materials also helps reduce waste, and promote sustainability, minimising reliance on virgin resources and optimising resource utilisation. By focusing on improving processes, from drug development to manufacturing and supply chain, we could achieve higher quality outcomes, reduced timelines, and greater profitability. Green chemistry presents a significant opportunity for us to become more sustainable, innovative, and cost-effective. Adopting green chemistry principles can help reduce overall environmental impact, improve efficiency, lower production costs, enhance safety (due to reduced chemicals), and lead to innovation while also aligning with increasing public and regulatory expectations for environmental responsibility.	• Through the OpsNext program, also known as the Digital Lighthouse, we implemented over 40 Industry 4.0 initiatives leveraging advanced analytics, digital twins, robotic process automation, augmented/virtual/mixed reality, digital performance management, and the industrial internet of things (IIoT). • We have integrated our strategy deployment and daily performance dialogues, and are focusing on maximising value creation and minimising waste in our processes through Lean Management System. Our lean initiatives target a 20–30% boost in productivity, driving both steady incremental improvements and substantive, large-scale change transformations. • In some of our operations, we recover the spent solvent through solvent recovery systems and reuse it in our operations. We also reduce packaging layers and overall material usage, using recycled content where feasible, and ensuring tertiary packaging materials are recyclable or reusable. • We use green chemistry to minimise or eliminate hazardous substances in chemical processes and products. • By improving Process Mass Intensity (PMI), we optimise yield, enhance solvent and catalyst recovery, and minimise hazardous waste generation, seeing a 15-18% improvement in PMI values. We also reduced waste by 20-22% for 9 high-volume products. • 8 products were evaluated through chemistry gate clearance during FY2025. None of the evaluated products used acetonitrile or hazardous solvents in the development process.	Positive

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
10	Inadequate process safety systems, Occupational health and safety (emergency response system)	Risk	Inadequate safety systems increase the possibility of equipment malfunction, often leading to severe consequences for workers such as injuries and fatalities, and environmental damage. Proactively identifying, assessing and managing potential hazards, ensuring adequate training, and implementing stringent safety and quality control measures helps us ensure employee safety, reduce environmental damage, and maintain our operational integrity and reputation. A lack of clear planning or effective emergency response procedures, necessary resources such as equipment and communications systems, and trained personnel, increases the risk of injuries, fatalities, and property damage.	• Process Safety is one of our key focus areas as we deal with various hazardous chemicals during manufacturing or R&D activities. We have framed our internal guidelines on process safety, and we carry out risk assessments including What-If, HIRA, and HAZOP to mitigate the process safety risks from laboratory scale to commercial operations by applying inherent safety design principles with all effective hierarchy of controls. • We conduct monthly process safety governance at all sites and at the business unit level with the required cross functional teams, focusing mainly on reviewing the status and compliance on Process Safety Information (PSI), Process Hazard Analysis (What- If, HIRA, HAZOP), Management of Change (MOC), Pre Start up safety review, revalidation of PHA with cyclical reviews and all proactive passive and active safeguards along with focusing on safe handling of high hazard processes and high hazard chemicals, continually enhancing competence of employees with adequate trainings. • We ensure our employees and contractors are adequately trained on safety hazards, governance systems, and precautionary and other safety measures. • All our manufacturing facilities have an onsite emergency plan that includes emergency preparedness, with the goal of keeping our business up and running. The plan is revised annually, and all credible scenarios are part of the plan, including frequent mock drills and full-site evacuation drills for concerns like fire and chemical spills. • A well-equipped Emergency Response Team (ERT), our incident management team trained in firefighting and rescue operations, is present at each location in each shift. All the locations are equipped with the first aid kits over and above the legal requirements.	Negative

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
11	Labour management, Diversity & Inclusion, Talent retention (employee satisfaction)	Risk/ Opportunity	Labour management is a significant risk due to high compliance requirements on labour practices, and talent shortages in the industry – particularly in STEM, and the need for highly skilled experienced professionals. Failure to address these challenges may lead to delays in research and development, production issues, and failure to serve patients. Fostering diversity and inclusion in the workplace presents a strategic opportunity as it offers a broader range of perspectives from our people, leading to more effective problem-solving and creative solutions. This could enable better innovation, improved patient care, and a more engaged workforce. Competition among pharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to our success. Human capital development initiatives such as ensuring a positive and equitable environment, investing in employee health, and offering training and skill development, enhance employee satisfaction and wellbeing. This enables talent retention, foster innovation, and drive productivity, providing a competitive edge and translating to a positive brand image.	• We are committed to comply with labour management regulations, maintain a workplace free from discrimination, and ensure proper remuneration for all employees. • Our organisation is committed to adhering to the principles of International Labour Organisation (ILO) conventions, ILO code of practice, Universal Declaration of Human Rights, The International Covenant of Economic, Social, Cultural, Civil and Political Rights, UN Guiding Principles on Business and Human Rights. • We actively support STEM education initiatives, both internally and externally, and strengthen our talent pipeline through apprenticeships with local government initiatives focusing on skill development. We also offer training and job opportunities, particularly for young women in science. • We have set targets for gender parity as well as increased women representation in leadership/ top management positions to boost diversity. We are also committed to increasing the representation of persons with disabilities in our workforce. • We are also working to increase the representation of women across roles and teams, exploring new entry level routes such as apprentice hiring and actively recruiting women for STEM roles, while increasing our representation of women in manufacturing and sales roles. • Through our women leadership development programmes, mentoring initiatives, representation in external forums and coaching programs, we are invested in career development for women leaders. • We are working closely with Dr. Reddy's Foundation to increase the representation of Persons with Disabilities (PwDs), introducing a focused internship program to acclimatise and absorb PwD employees into the workforce, while also sensitising hiring managers and recruitment teams on infrastructure and support required to enable them to deliver on their job	Negative/ Positive

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
				• We use people analytics to measure employee performance, identify current skill gaps, and flight risks to improve retention. • We actively address and resolve structural talent gaps by providing long-term reskilling and upskilling opportunities to our workforce, including digital learning initiatives. • We embed strategic workforce planning into our operations strategy, and this helps in fostering internal mobility for well-suited roles, enhancing people productivity and containing staff costs. • We are maintaining an internal pipeline of qualified and experienced critical talent, particularly in specialised fields, to deliver our business priorities.	
12	Climate change and Greenhouse gas emissions	Risk	Climate change remains a source of considerable threat for pharmaceutical companies, leading to manufacturing and supply chain disruptions, and increased need for medications due to climate-induced health impacts (the consequences of extreme weather events on food security, the harmful air pollution resulting from wildfires, and the rising prevalence of infectious diseases. Considering the industry's energy-intensive production processes and extensive supply chains, greenhouse gas (GHG) emissions pose several risks including operational impacts, regulatory penalties, reputational damage, and supply chain disruptions, making pharmaceutical companies vulnerable to climate-related regulations and public scrutiny.	• We are committed to carbon neutrality in our direct operations by 2030, and we aim to achieve net-zero emissions. We are assessing emissions pathways and reduction plans, with our near- and long-term targets undergoing approval by the Science Based Targets initiative (SBTi). • Our decarbonisation strategy focuses on energy mix, conservation, performance, transition, and eventually carbon sequestration with meaningful investments in afforestation and sustainable agriculture. • We are committed to coal-free operations in all primary boilers by FY2026, with most of the boilers currently powered by biofuels and low-carbon fuels like natural gas. • To reduce our value chain emissions, we are engaging with high-value spend suppliers, building capacity of strategic suppliers, and shifting from air to sea shipments. We are also diversifying our supply chain, sourcing raw materials sustainably and promoting local sourcing. • In FY2025, we conducted a comprehensive climate risk assessment aligned with the IFRS S2 framework. Using scenario analysis, we mapped site-level climate exposures, assessed supply chain vulnerabilities, and modelled financial impacts for key operational clusters.	Negative

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
13	Energy consumption, Use of renewable energy	Risk/ Opportunity	As a pharmaceutical company, the bulk of direct emissions come from running boilers and indirect emissions from purchased electricity for both industrial and domestic purposes. Fluctuating energy prices, potential supply chain disruptions due to energy shortages, and increased environmental pressure to reduce carbon emissions may lead to higher production costs, quality issues, and difficulties in meeting global supply demands. The use of renewable energy offers several opportunities including operational cost savings, reduced emissions and a carbon footprint, and increased energy resilience and independence.	• We have established a transition plan for Scope 1 and 2 emissions, with progress tracked through climate-related indicators. To meet near-term goals, we are committed to using 100% renewable electricity by 2030, switching to biomass fuels for boilers, and reducing energy demand through efficiency initiatives and green technologies. • Our decarbonisation strategy includes reducing our energy consumption with energy efficient technologies and processes, adopting low or no carbon fuels, substituting fossil fuels in boilers with alternate biomass fuel sources such as rice husk and briquettes, purchasing energy from renewable sources, and realigning our business operations to lower emissions. • Intrastate & Interstate (ISTS) renewable power supply through Dr Reddy's joint venture companies, and long term power purchase agreements effectively mitigate the risk of fluctuating energy prices. Joint ventures and power purchase agreements help us pool resources and expertise, achieve economies of scale and reduce costs, increase energy security through diversified supplies such as solar, wind & hydel, and stabilise energy prices. • We have committed to transition to renewable power by 2030 by maximising renewable capacity utilisation with wind-solar hybrid projects, and transitioning from fossil fuels to biomass in boilers and co-generation plants. We are exploring alternative biomass sources such as rice husk and sawdust briquettes, securing long-term fuel contracts, and adopting advanced green technologies. • We will continue investing in solar, hydel, and wind projects, driving energy management, conservation, and efficiency to accelerate our green transition.	Negative/ Positive

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
14	Water use, Wastewater management	Risk	Water is a critical input to the manufacturing of medicines, used as a raw material in the production, processing and formulation of APIs, intermediates and finished pharmaceutical products (FPP), in the preparation of solvents and reagents, and for cleaning (e.g. washing and rinsing). Inefficient water management can lead to higher production costs, and regulatory issues. Wastewater release and contamination of local water bodies can pose a significant risk to communities, impact flora and fauna, contributing to loss of biodiversity, environmental degradation and pollution, along with public health issues and reputational damage.	• Water risks are assessed as part of an established enterprise risk management framework periodically. We conduct thorough water risk and evaluation studies at all our watersheds to identify alternative rich water resources. • Our water management strategy involves key focus areas including water efficiency and optimisation, identifying alternate water sources for water security, and creating freshwater potential beyond the fence. Since FY2023, we are a water positive company. • We introduced digitalisation and automation in FTO-7 Effluent Treatment Plant (ETP), resulting in improved ETP performance and reduced operational costs. We also upgraded the existing conventional biological reactor in ETP with membrane bioreactor (MBR) systems at two sites to enhance the treated water quality.	Negative
15	Hazardous waste	Risk	Pharmaceutical waste, including chemicals used in manufacturing, expired drugs, and contaminated materials, can contaminate water sources, soil, and air, if not managed properly. This could lead to harmful effects on ecosystems and human health including drug resistance.	• We have waste management systems in place at all our facilities. Hazardous waste is directed to cement industries and recyclers for co-processing and recycling, with approximately 1% being sent to landfill. • We have ongoing improvement programmes aimed at reducing hazardous and non-hazardous waste. To ensure effective tracking, we have established site-specific targets for hazardous waste reduction, and we are monitoring waste quantities across all manufacturing sites.	Negative

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
16	Sustainable supply chain, Responsible sourcing	Risk/ Opportunity	Sustainable supply chain management presents significant opportunities to enhance operational efficiency, reduce costs, improve product quality, and enhance brand reputation. By improving supply chain resilience, we can deliver better outcomes and service to our patients. Taking steps to source products and materials more sustainably and ethically helps us gain customer trust, improve supply chain resilience and risk management, and build stronger relationships with suppliers. Local procurement also helps promote local development and employment, and reduce costs.	• We utilise a broad base of suppliers to minimise risk arising from dependence on a single supplier. For each of our products, we continue to identify, upgrade, and develop alternate vendors as part of risk mitigation and continual improvement. We attempt to identify more than one supplier in each drug application or make plans for alternate vendor development from time to time, considering the supplier's history and future product requirements. • We are committed to building an ESG-compliant supplier base, using Dr. Reddy's Supplier ESG Framework to assess strategic supplier performance. We conduct third party audits of our suppliers based on specific ESG criteria, identify high-risk suppliers, and share a corrective action plan. • We work only with third parties that meet our ethical standards, meeting the criteria in our third-party code of conduct across ESG dimensions including ethics, compliance, labour and human rights, safety etc. • In FY2024, we were audited and awarded compliance to the ISO 20400:2017 – Sustainable Procurement Guidance, focusing on how to integrate sustainability within procurement, as described in ISO 26000. Purchase category heads are guided by our sustainable procurement manual and ensure that sustainable criteria are integrated into supplier selection processes. • We monitor and identify instances where there is a deviation from the standard procurement or supplier management processes. We evaluate the impact of the deviation on procurement operations, supplier relationships, regulatory compliance, and overall organisational objectives, and then formulate strategies to address and mitigate the impact of the deviation. This includes corrective actions to bring the process back on track, avoiding its recurrence, finding alternative suppliers, streamlining procurement strategies, emphasising procurement & corporate policies or implementing contingency plans. • 51% of our input materials were sourced locally, from within India. • 100% of our sourcing and procurement team across all locations have received training on sustainable procurement.	Negative/ Positive

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
17	Community engagement	Opportunity	Contributing towards sustainable community development and addressing complex social problems helps us drive positive societal impact at scale	• Through our community-focusing projects, we focus on education, skilling & livelihood, healthcare, and environment, and align with the UN SDGs. • We have a board-level Corporate Social Responsibility (CSR) committee that is responsible for overseeing and implementing our CSR activities. This committee is constituted as per Section 135 of the Companies Act. • In FY2025, we invested ₹ 774.5 million on community-focused projects, positively impacting the lives of over 700,000 people through our community projects. • We take up periodic third-party impact assessment studies of our initiatives, evaluating the progress made across each programme to maximise the impact of our initiatives.	Positive

SECTION B

MANAGEMENT AND PROCESS DISCLOSURES

Disclosure question	P – 1	P – 2	P – 3	P – 4	P – 5	P – 6	P – 7	P – 8	P – 9
Concerned department									
Policy and management process									
1. A. Whether your entity's policy/policies cover each principle and its core elements of the NGRBCs. (Yes/No)	Yes								
B. Has the policy been approved by the Board? (Yes/No)	Yes (Note 1)								
C. Web link of the Policies, if available	Note 2								
2. Whether the entity has translated the policy into procedures. (Yes/No)	Yes. The Company's Code of Business Conduct and Ethics (COBE) and/or other polices imbibes the above-mentioned principles and the Company expects its stakeholders to adhere to the same in all their dealings.								
3. Do the enlisted policies extend to your value chain partners? (Yes/No)	Yes. The Company's Code of Business Conduct and Ethics (COBE) and/or other polices imbibes the above-mentioned principles and the Company expects its stakeholders to adhere to the same in all their dealings. The Company's Third Party Code of Conduct (TPCOC) applies to all the partner in the value chain, which imbibes the above-mentioned principles and the company expects its stakeholders to adhere to the same in all their dealings								
4. Name of the national and international codes/certifications/labels/standards (e.g. Forest Stewardship Council, Fairtrade, Rainforest Alliance, Trustea) standards (e.g. SA 8000, OHSAS, ISO, BIS) adopted by your entity and mapped to each principle.	GRI Standards 2021, UN SDGs, SA8000, NGRBC	GRI Standards 2021, UN SDGs, ISO 14001, cGMP, ISO 14044:2006	GRI Standards 2021, UN SDGs, ISO 45001, SA8000, UN Guiding Principles on Business and Human Rights, ILO Conventions and Codes of Practice, Universal Declaration of Human Rights	GRI Standards 2021, UN SDGs	GRI Standards 2021, UN SDGs, SA8000, UN Guiding Principles on Business and Human Rights, ILO Conventions and Codes of Practice, Universal Declaration of Human Rights	GRI Standards 2021, UN SDGs, ISO 14001, ISO 45001, ISO 50001	GRI Standards 2021, UN SDGs	GRI Standards 2021, UN SDGs, National Standards-CSR Rules prescribed by the Companies Act, 2013	GRI Standards 2021, UN SDGs, ISO 27001
5. Specific commitments, goals and targets set by the entity with defined timelines, if any.	Note 3								
6. Performance of the entity against the specific commitments, goals and targets along with reasons in case the same are not met.	Note 4								

Governance, leadership and oversight

7.	Statement by director responsible for the Business Responsibility Report, highlighting ESG related challenges, targets and achievements	As we navigate a period marked by growing global health concerns and the pressing challenges posed by climate change, we remain steadfast in our commitment to embed sustainability deeply into our strategy and operations. Our focus is on delivering long-term value while upholding principles that benefit society and the environment. Our ESG priorities are centred around creating meaningful social impact for our patients and employees, lessen our ecological footprint and uphold responsible business practices that foster trust across our diverse stakeholder base. Guided by our aspiration to reach 1.5 billion patients by 2030, we are driving access to innovative, affordable medicines and working to reduce the global disease burden and improve health outcomes worldwide. We are also cultivating a workplace culture that embraces diversity, equity and wellbeing. In parallel, we are acting decisively to mitigate greenhouse gas emissions, shift towards renewable energy sources and enhance water stewardship throughout our value chain.Strong governance structures and clear policy frameworks are instrumental in turning our commitments into measurable actions. This report shares an honest view of our ESG achievements, ongoing challenges and the progress we are making towards a more sustainable and inclusive future. **G V Prasad, Co-Chairman and Managing Director**
8.	Details of the highest authority responsible for implementation and oversight of the Business Responsibility policy (ies)	Mr. Erez Israeli, Chief Executive Officer Tel: +91-40-4900-2222 E-mail ID: shares@drreddys.com
9.	Does the entity have a specified Committee of the Board/Director responsible for decision making on sustainability related issues? (Yes/No). If yes, provide details	The Company has "Sustainability and CSR Committee" to act as nodal committee on overall sustainability goals and progress, amongst others. The detailed Charter of the said Committee including the terms of reference on sustainability matters are available on the website of the Company: https://www.drreddys.com/cms/cms/sites/default/files/static/SCSR-Committee-Charter-19052022.pdf. Further, from ESG perspective, the Science, Technology and Operations Committee also deals with the matter related to "E", the Nomination, Governance and Compensation Committee with "S" and the Risk Management Committee with "G". The respective Committees also update the Board regarding deliberation and reviews on such matters.

Note 1: *The statutory policies are approved by the Board or Board Committees, as applicable. Other applicable policies are either approved by the Board or by the appropriate authority.*

Note 2: *Code of Business Conduct and Ethics:* https://www.drreddys.com/media/983676/cobe-booklet-v40.pdf
Human Rights policy: https://www.drreddys.com/cms/cms/sites/default/files/2023-09/Human%20rights%20policy.pdf
Safety, Health, and Environment policy: https://www.drreddys.com/media/888147/she-policy-document-24-07-2020.pdf
Third Party Code of Conduct: https://www.drreddys.com/cms/cms/sites/default/files/2025-03/Third%20Party%20Code%20of%20Conduct%202025.pdf
Global Marketing Code: https://www.drreddys.com/cms/cms/sites/default/files/2023-08/Global%2520Marketing%2520Code.pdf
Corporate Social Responsibility policy: https://www.drreddys.com/cms/cms/sites/default/files/2025-05/CSR%20Policy.pdf
Ombudsperson policy: https://www.drreddys.com/cms/cms/sites/default/files/2021-12/Ombudsperson.pdf
Our comprehensive policies are placed on the website at https://www.drreddys.com/investor#governance#policies-and-documents.

Note 3: *We strengthened our commitment to sustainability and announced new environmental, social, and governance (ESG) goals for 2030 to make more meaningful impact through our sustainable development strategy.*

A. Being committed to environmental stewardship: Reducing carbon emissions

- *100% renewable power by 2030;*
- *Carbon neutral in direct operations (Scope 1 and 2 emissions) by 2030;*
- *12.5% reduction in our indirect carbon emissions across our supply chain (Scope 3 emissions) by 2030*

Water positivity

- *Water positive by 2025*

B. Making our products accessible and affordable for patients

Access:

- *Serve 1.5 billion patients by 2030*

Affordability:

- *40% of our new launches to be first to market in our priority markets* by 2030*

Innovation:

- *3 innovative solutions every year from 2027 to improve the standard of treatment*

C. Contributing to a fairer and more socially inclusive world

Equity, diversity and inclusion

- *At least 35% women in senior leadership by 2030;*
- *Gender parity by 2035.*

D. Enhancing trust with our stakeholders

Compliance, Ethics, and Corporate governance:

- *Meet the highest standards on compliance and ethics backed by robust corporate governance*

Disclosures and reporting

- *Enhance disclosure on our ESG progress to reach top quartile by 2025*

Suppliers

- *100% of our strategic suppliers to be compliant with our internal ESG framework by 2030*

**Priority markets include U.S., Canada, EU5 (Germany, UK, Spain, France and Italy), India, Russia, China, and Brazil.*

Note 4: *Details on our ESG goals and progress are in the strategy and sustainability section on page 24 of the report.*

10. Details of Review of NGRBCs by the Company

Subject for Review	P – 1	P – 2	P – 3	P – 4	P – 5	P – 6	P – 7	P – 8	P – 9
Performance against above policies and follow-up action	The Sustainability and CSR Committee reviews the Company's performance against ESG goals and targets. The Committee also reviews ESG strategies and programmes, policies, disclosures and related matters. The Committee updates the Board regarding deliberation and reviews on such matters. The Company has also constituted an internal Sustainability Council that also reviews the performance against ESG goals and targets. The policies of the Company are reviewed periodically or on need basis by the respective department heads/business heads/Executive Directors. During these assessments, the efficacy of the policies is reviewed and necessary changes to policies and procedures are implemented. The Sustainability and CSR Committee reviews the performance on quarterly basis.								
Compliance with statutory requirements of relevance to the principles and rectification of any non-compliances	The Company has constituted an internal Sustainability Council which reviews Compliance with the statutory requirements of relevance to the principles and rectification of any non-compliances, if any. The Council reviews the compliances periodically. The same is also reviewed by the Sustainability and CSR Committee on a quarterly basis.								

11. Has the entity carried out independent assessment/evaluation of the working of its policies by an external agency? (Yes/No). If yes, provide name of the agency

The processes and compliances are subject to scrutiny by internal auditors and the status of compliances are updated to the Board. From best practices as well as from a risk perspective, policies are periodically evaluated and updated by various department heads/business heads and approved by the management/the Board Committees/the Board. An internal assessment of the workings of the Business Responsibility policies has been done.

12. If answer to question (1) above is "No" i.e. not all Principles are covered by a policy, reasons to be stated:

Not Applicable

SECTION C

PRINCIPLE-WISE PERFORMANCE DISCLOSURE

PRINCIPLE 1: BUSINESSES SHOULD CONDUCT AND GOVERN THEMSELVES WITH INTEGRITY, AND IN A MANNER THAT IS ETHICAL, TRANSPARENT AND ACCOUNTABLE

Essential Indicators

1. Percentage coverage by training and awareness programmes on any of the principles during the financial year

Segment	Total number of training and awareness programmes held	Topics/principles covered under the training and its impact	%age of persons in respective category covered by the awareness programmes
Board of Directors	12	Familiarisation/awareness programme for the Board of Directors/KMPs of the Company is done periodically as part of Board process covering various areas pertaining to the business, strategy, risks, operations, regulations, code of business conduct and ethics, economy and environmental, social and governance parameters. In addition, frequent updates are shared with all the Board members/KMPs to apprise them of developments in the Company, key regulatory changes, risks, compliances and legal cases.	100%
Key Managerial Personnel (KMPs)			
Employees other than BODs and KMPs	43,666	The employees/workers of the Company undergo various training programmes throughout the year. Many trainings programmes followed a blended learning approach which entailed virtual classroom initiatives, along with dissemination of e-learning modules. Various trainings were undertaken during the year such as Prohibition of Insider Trading, Prevention of Sexual Harassment at the Workplace, Information and Cyber Security Awareness, Code of Conduct, Know Your Customer guidelines, and an ESG training as of employee induction. Other trainings included induction programmes for new recruits, leadership training, IT and cyber security and modules on soft skills, programmes on mental and physical well-being, among several others	81%
Workers	1,930		65%

2. Details of fines/penalties/punishment/award/compounding fees/settlement amount paid in proceedings (by the entity or by directors/KMPs) with regulators/law enforcement agencies/judicial institutions, in the financial year, in the following format (Note: the entity shall make disclosures on the basis of materiality as specified in Regulation 30 of SEBI (Listing Obligations and Disclosure Obligations) Regulations, 2015 and as disclosed on the entity's website)

Monetary

	NGRBC Principle	Name of the Regulatory/ enforcement agencies/ judicial institutes	Amount (₹)	Brief of the Case	Has an appeal been preferred (Yes/No)?
Penalty/Fine					
Settlement			Nil		
Compounding fees					

Non-monetary

	NGRBC Principle	Name of the Regulatory/ enforcement agencies/ judicial institutes	Amount (₹)	Brief of the Case	Has an appeal been preferred (Yes/No)
Imprisonment			Nil		
Punishment					

3. Of the instances disclosed in Question 2 above, details of the appeal/revision preferred in cases where monetary or non-monetary action has been appealed

Not applicable

4. Does the entity have an anti-corruption or anti-bribery policy? If yes, provide details in brief and if available, provide a web-link to the policy

Yes. Dr. Reddy's has an Anti-bribery and Anti-corruption policy. The policy has been developed in alignment with Dr. Reddy's Code of Business Conduct and Ethics (COBE), other internal policies such as Ombudsperson policy and other rules and regulations relevant to Anti-Bribery and Anti-Corruption that govern the Company because of its geographical presence in multiple countries. The policy reiterates that Dr. Reddy's does not tolerate any bribery and corruption directly or indirectly and uphold the highest standards of integrity and transparency in all its interactions and business activities. The Anti-bribery and Anti-corruption policy is available on the intranet platform of the Company.

The policy forms part of the COBE, applies to all members of the Board of Directors, full and part-time employees of the Company, its subsidiaries and affiliates. All business partners are also expected to follow the same standard of ethics when conducting business with the Company or on its behalf. (https://www.drreddys.com/investor#governance)

5. Number of Directors/KMPs/employees/workers against whom disciplinary action was taken by any law enforcement agency for the charges of bribery/corruption

	FY2024-25	FY2023-24
Directors	Nil	Nil
KMPs	Nil	Nil
Employees	Nil	Nil
Workers	Nil	Nil

6. Details of complaints with regard to conflict of interest

	FY2024-25		FY2023-24	
	Number	Remarks	Number	Remarks
Number of complaints received in relation to issues of conflict of interest of the directors	Nil	Not applicable	Nil	Not applicable
Number of complaints received in relation to issues of conflict of interest of the KMPs	Nil	Not applicable	Nil	Not applicable

7. Provide details of any corrective action taken or underway on issues related to fines/penalties/action taken by regulators/law enforcement agencies/judicial institutions, on cases of corruption and conflicts of interest

Not applicable

8. Number of days of accounts payables ((Accounts payable *365)/Cost of goods/services procured) in the following format

	FY2024-25 Current Financial Year	FY2023-24 Previous Financial Year
Number of days of accounts payables[1]	76	80

[1] Number of days of accounts payables is calculated on procurement of materials.

9. Open-ness of business

Details of concentration of purchases and sales with trading houses, dealers, and related parties along-with loans and advances & investments, with related parties:

Parameter	Metrics	FY2024-25 Current Financial Year	FY2023-24 Previous Financial Year
Concentration of Purchases	a) Purchases from trading houses as % of total purchases	18.6	20
	b) Number of trading houses from where purchases are made from	38	45
	c) Purchases from top 10 trading houses as % of total purchases from trading houses	15	14
Concentration of Sales[1]	a) Sales to dealers/distributors as % of total sales	30.6	31.0
	b) Number of dealers/distributors to whom sales are made	6,178	7,375
	c) Sales to top 10 dealers/distributors as % of total sales to dealers/distributors	15.8	17.6
Share of RPTs	a) Purchases (purchases with related parties/total purchases)	0.71	0.52
	b) Sales (sales to related parties/total sales)	0.002	Nil
	c) Loans & advances (loans & advances given to related parties/ total loans & advances)	Nil	Nil
	d) Investments (investments in related parties/total investments made)	Nil	Nil

[1] As per Ind AS standalone financial statements

Leadership Indicators

1. Awareness programmes conducted for value chain partners on any of the principles during the financial year

Awareness programmes conducted for value chain partners on any of the principles during the financial year

Sl.	Total number of awareness programmes held	Topics/principles covered under the training	Percentage of value chain partners covered (by value of business done with such partners) under the awareness programmes
1	494	Defensive Driving training & road safety awareness	99
2	4	ESG Capability Building for Strategic Suppliers	100
3	8	ESG Capability Building programme during supplier summits	41

2. Does the entity have processes in place to avoid/manage conflict of interests involving members of the Board? (Yes/No) If yes, provide details of the same

Yes. The Company has a Conflict-of-Interest Policy which lays down the principles and standards that govern the actions of the Company including its subsidiaries, joint ventures and its directors, officers and employees (full time or part time, contract employees and consultants). This Policy provides guidance for recognising, reporting and resolution of any actual, potential or perceived conflict of interest.

Further, as part of the governance ecosystem, the Company has adopted best practices on reviews of conflict of interest of Directors. In case any director is getting appointed or associated with any new organisation, such director makes a proactive disclosure of his association with the new organisation to the Chairman and the Company Secretary. The said disclosure is placed before the next meeting of the Nomination, Governance and Compensation Committee (NGCC) for reviewing the conflict or potential conflict of the situation of such director, if any, with the Company after being associated with the new organisation. The Director's disclosures are also placed before the Board and conflict of interest, if any, is discussed and reviewed by the Board. The Board collectively is responsible for decision-making on the conflict of interest disclosed to the Board for any business decisions, wherein any of the Directors are interested.

PRINCIPLE 2: BUSINESSES SHOULD PROVIDE GOODS AND SERVICES IN MANNER THAT IS SUSTAINABLE AND SAFE

Essential Indicators

1. Percentage of R&D and capital expenditure (capex) investments in specific technologies to improve the environmental and social impacts of product and processes to total R&D and capex investments made by the entity, respectively

	FY (2024-25)	PY (2023-24)	Details of improvements in environmental and social impacts
R&D	100	100	R&D expenditure in various technologies is focused on improving the environmental and social impacts of our products/processes
Capex	2.0	2.0	Reduction in usage of non-renewable energy sources. Reduction of freshwater footprint in facilities by implementing water efficiency improvement/operational excellence projects, and technology interventions in wastewater treatment plant. Safety of employees and stakeholders.

2. a. Does the entity have procedures in place for sustainable sourcing

Yes, the Company has procedures in place for sustainable and responsible sourcing.

b. If yes, what percentage of inputs were sourced sustainably

100% of our inputs are sourced from suppliers who abide by our Supplier Code of Conduct. Our Supplier Code of Conduct has a clear policy on sustainability requirements.

3. Describe the processes in place to safely reclaim your products for reusing, recycling and disposing at the end of life, for

(a) Plastics (including packaging) (b) E-waste (c) Hazardous waste (d) Other waste	We have waste management systems in place at all our facilities. Plastic waste is either co-processed or recycled based upon the type of waste generated. E-waste is sold to authorised vendors. 99% of our global hazardous waste is sent to cement industries and recyclers for co-processing and recycling. The remaining 1% of global hazardous waste is sent to landfill. Other non-hazardous waste such as glass, MS scrap, wood waste, and boiler ash, etc. are sent to recyclers, cement industries for co-processing or to brick manufacturers. We also monitor the waste management in further value chain wherein all our expired products are incinerated at authorised destruction vendor. Other waste like plastic drums/pallets etc. used for transportation are sold out to scrap vendors who are known for either re-use/recycle.

4. Whether Extended Producer Responsibility (EPR) is applicable to the entity's activities (Yes/No). If yes, whether the waste collection plan is in line with the Extended Producer Responsibility (EPR) plan submitted to Pollution Control Boards? If not, provide steps taken to address the same

Yes, we work in compliance with India's Plastic Waste Management Rules, 2016 (subsequent abatements) and the Extended Producer Responsibility (EPR) guidelines. Our waste collection plan is in line with the EPR plan submitted to Pollution Control Board (PCB). During the year FY2025, we have collected 2,654 tonnes of waste and disposed off in environment-friendly manner as per the EPR requirements.

Leadership Indicators

1. Has the entity conducted Life Cycle Perspective/Assessments (LCA) for any of its products (for manufacturing industry) or for its services (for service industry)? If yes, provide details

Yes, we have completed LCA of two of our Active Pharmaceutical Ingredient (API) products during the year FY2025.

Sl. No.	NIC Code	Name of Product/ Service	%age of total turnover contributed*	Boundary for which the Life Cycle Perspective/ Assessment was conducted	Whether conducted by independent external agency (Yes/No)	Results communicated in public domain (Yes/No)	If yes, provide the web-link
1	21009	Quetiapine Fumerate	1.01	Cradle to gate	Yes	Yes	https://www.drreddys.com/cms/cms/sites/default/files/2025-06/LCA%20Report%20of%20Quetiapine%20Fumarate.pdf
2	21009	Sitagliptin HCl	2.40	Cradle to gate	Yes	Yes	https://www.drreddys.com/cms/cms/sites/default/files/2025-06/LCA%20Report%20of%20Sitagliptin%20Hydrochloride%20Monohydrate.pdf

**w.r.t API Sales*

2. If there are any significant social or environmental concerns and/or risks arising from production or disposal of your products/services, as identified in the Life Cycle Perspective/Assessments (LCA) or through any other means, briefly describe the same along with action taken to mitigate the same

Action taken to mitigate significant social or environmental concerns and/or risks arising from production or disposal of products/services

Sl.	Name of product/service	Description of the risk/concern	Action taken
There were no significant social or environmental concerns raised from the LCA analysis of our two API products.			

3. Percentage of recycled or reused input material to total material (by value) used in production (for manufacturing industry) or providing services (for service industry)

Not applicable. As in the pharmaceutical industry we can't use recycled or reused input materials in the manufacturing process due to its nature of products. However, in some of our operations, we recover the spent solvent through solvent recovery system and reuse the same in our operations.

4. Of the products and packaging reclaimed at end of life of products, amount (in metric tonnes) reused, recycled, and safely disposed

	Current Financial Year			Previous Financial Year		
	Re-used	Recycled	Safely disposed	Re-used	Recycled	Safely disposed
Plastics (including packaging)	0	0	0	0	0	0
E waste	0	0	0	0	0	0
Hazardous waste – Expired Product	0	0	813 tonnes	0	0	895 tonnes
Other waste	Cold boxes-10,105 units	0	0	Cold boxes-31,376 units	0	0

5. Reclaimed products and their packaging materials (as percentage of products sold) for each product category

Sl. No.	Indicate product category	Reclaimed products and their packaging materials as %age of total products sold in respective category
1	Cold boxes	92% of these boxes are reused at CFA or stockist level

PRINCIPLE 3: BUSINESSES SHOULD RESPECT AND PROMOTE THE WELL-BEING OF ALL EMPLOYEES, INCLUDING THOSE IN THEIR VALUE CHAINS

Essential Indicators

1. a. Details of measures for the well-being of employees

Category	Total	% of employees covered by									
		Health Insurance		Accident Insurance		Maternity Benefit		Paternity Benefits		Day Care Facilities	
		No.	%	No.	%	No.	%	No.	%	No.	%
Permanent employees											
Male	21,298	21,298	100%	21,298	100%	NA	NA	21,298	100%	21,298	100%
Female	5,642	5,642	100%	5,642	100%	5,642	100%	NA	NA	5,642	100%
Other	4	4	100%	4	100%	NA	NA	NA	NA	4	100%
Total	**26,944**	**26,944**		**26,944**		**5,642**		**21,298**		**26,944**	
Other than permanent employees											
Male	5,199	5,199	100%	5,199	100%	NA	NA	5,199	100%	5,199	100%
Female	2,838	2,838	100%	2838	100%	2,838	100%	NA	NA	2,838	100%
Other	0	0	100%	0	100%	NA	NA	NA	NA	0	100%
Total	**8,037**	**8,037**		**8,037**		**2,838**		**5,199**		**8,037**	

1. b. Details of measures for the well-being of workers

Category	% of workers covered by										
	Total	Health Insurance		Accident Insurance		Maternity Benefit		Paternity Benefits		Day Care Facilities	
		No.	%	No.	%	No.	%	No.	%	No.	%
Permanent workers											
Male	552	552	100%	552	100%	NA	NA	552	100%	552	100%
Female	21	21	100%	21	100%	21	100%	NA	NA	21	100%
Other	0	0	-	0	-	NA	NA	NA	NA	0	-
Total	**573**	**573**		**573**		**21**		**552**		**573**	
Other than permanent workers											
Male	6,257	6,257	100%	6,257	100%	NA	NA	6,257	100%	6,257	100%
Female	1714	1714	100%	1714	100%	1714	100%	NA	NA	1714	100%
Other	0	0	-	0	-	NA	NA	NA	NA	0	-
Total	**7,971**	**7,971**		**7,971**		**1714**		**6257**	**-**	**7,971**	**100%**

1. c. Spending on measures towards well-being of employees and workers (including permanent and other than permanent)

	FY2024-25 Current Financial Year	FY2023-24 Previous Financial Year
Cost incurred on well-being measures as a % of total revenue of the company*	0.20%	0.20%

**Based on standalone basis*

2. Details of retirement benefits, for current financial year and previous financial year

Benefits	FY2024-25			FY2023-24		
	No. of employees covered as a % of total employees	No. of workers covered as a % of total workers	Deducted and deposited with the authority (Y/N/N.A.)	No. of employees covered as a % of total employees	No. of workers covered as a % of total workers	Deducted and deposited with the authority (Y/N/N.A.)
PF	100.0	100.0	Yes	100.0	100.0	Yes
Gratuity	100.0	100.0	NA	100.0	100.0	NA
ESI	2.0	0	Yes	2.9	0.0	Yes
Others – Superannuation	3.0	NA	Yes	3.0	NA	NA

3. Accessibility of workplaces: Are the premises/offices of the entity accessible to differently abled employees and workers, as per the requirements of the Rights of Persons with Disabilities Act, 2016? If not, whether any steps are being taken by the entity in this regard

Yes. The premises/offices of the Company, including the registered and corporate offices have ramps or elevators to enable easy movement. Most offices are located either on the ground floor or have elevators and infrastructure for differently abled individuals. Wheelchair accessible restrooms are also available at certain premises. We conduct audits for physical and digital accessibility and remedial steps are being followed to enable people with disabilities further. An Employee Resource Group (ERG) for people with disabilities has been established to support and enable inclusion further within our workplace. Regular sensitisation of employees are conducted in partnership with Dr. Reddy's Foundation when people with disabilities are hired in the organisation.

4. Does the entity have an equal opportunity policy as per the Rights of Persons with Disabilities Act, 2016? If so, provide a web-link to the policy

Yes. The Code of Business Conduct and Ethics (COBE) of the Company provides for an Equal Opportunity Policy to create an inclusive work environment by fostering diversity in the workplace, and to treat all employees equally irrespective of gender, age, physical disability, creed, religion, sexual orientation, racial background, pregnancy, place of origin, caste, political affiliation or other discriminatory factors. We value diversity in our workforce and thus encourage and nurture talent within the organisation. We work best when there is an atmosphere of mutual trust and co-operation. The policy is available at the Company's website at: https://www.drreddys.com/cms/cms/sites/default/files/2021-11/cobe-booklet-v40.pdf.

Further, the Equal Employment Opportunity (EEO) Statement states that Dr. Reddy's maintains a work environment, that is free from discrimination, and is an equal opportunity employer. We are committed to employ and nurture all qualified diverse workforce without regard to race, colour, religion, national origin, sex, age, disability status, genetics, sexual orientation, gender identity or expression, marital status, citizenship or any other characteristic or classification protected by the applicable law(s) of the countries we operate in. We apply these principles in all aspects of employment, including recruitment, hiring, placement, promotion, termination, lay off, transfer, leaves of absence, training and compensation. The Company assures all employees that no individual filing a complaint will be discriminated against, as a result of their complaint. The policy is available at the Company's career website at: https://careers.drreddys.com/#!/#eeo-statement.

5. Return to work and retention rates of permanent employees and workers that took parental leave

Gender	Permanent employees		Permanent workers	
	Return to work rate	Retention rate	Return to work rate	Retention rate
Male	94.9%	86.5%	-	-
Female	95.7%	81.1%	-	-
Others	-	-	-	-
Total	**95.0%**	**85.6%**	**-**	**-**

6. Mechanism available to receive and redress grievances for the following categories of employees and workers, if yes, details of the mechanism in brief

	Yes/No	(If Yes, then give details of the mechanism in brief)
Permanent workers	Yes	The Company has an Ombudsperson Policy (whistle-blower or vigil mechanism) applicable to employees and third parties, to report concerns on actual or suspected violations of the code or any applicable laws and regulations. The Audit Committee Chairperson is the Chief Ombudsperson. Concerns raised to the Company and their resolution are reported through the Chief Ombudsperson to the Audit Committee and where applicable, to the Board. The policy provides avenues to report concerns directly to the Compliance Team. Refer link of the policy and reporting channels separately mentioned below. Ombudsperson Policy Link: https://www.drreddys.com/investor#governance Ombudsperson reporting channel website link: https://drreddys.ethicspoint.com/
Other than permanent workers	Yes	
Permanent employees	Yes	
Other than permanent employees	Yes	

7. Membership of employees and workers in association(s) or unions recognised by the Company

Category	FY2024-25			FY2023-24		
	Total employees/ workers in respective category	No. of employees/ workers in respective category, who are part of association(s) or union	%	Total employees/ workers in respective category	No. of employees/ workers in respective category, who are part of association(s) or union	%
Total permanent employees	**26,944**	**0**	**0**	**26,343**	**0**	**0.0**
Male	21,298	0	0	21,119	0	0.0
Female	5,642	0	0	5,219	0	0.0
Other	4	0	0	5	0	0.0
Total permanent workers	**573**	**434**	**75.7**	**643**	**435**	**67.7**
Male	552	416	75.4	600	417	69.5
Female	21	18	85.7	43	18	41.9
Other	0	0	0	0	0	0

8. Details of training given to employees and workers

	FY2024-25					FY2023-24				
	Total	On health and safety measures		On skill upgradation		Total	On health and safety measures		On skill upgradation	
		Nos.	%	Nos.	%		Nos.	%	Nos.	%
Employees										
Male	21,298	9,850	46.3	20,522	96.4	21,119	9,095	43.1	19,006	90.0
Female	5,642	2,308	40.9	5,358	94.9	5,219	2,105	40.3	5,219	100.0
Other	4	4	100	4	100	5	1	20.0	5	100.0
Total	**26,944**	**12,162**	**45.1**	**25,884**	**96.1**	**26,343**	**11,201**	**42.5**	**24,230**	**92.0**
Workers										
Male	552	284	51.5	356	64.5	600	347	57.8	595	99.2
Female	21	18	85.7	18	85.7	43	43	100	43	100
Other	0	0	0	0	0	0	0	0	0	0
Total	**573**	**302**	**52.7**	**374**	**65.3**	**643**	**390**	**60.7**	**638**	**99.2**

Note - The above table doesn't contain the trainings provided to contract workmen. For Contract workmen trainings are imparted at three levels:

1. *general safety training*
2. *job-specific training*
3. *daily safety briefing before start of the particular task*

100% contract workmen undergo safety training.

9. Details of performance and career development reviews of employees and workers

	FY2024-25			FY2023–24		
	Total	Nos.	%	Total	Nos.	%
Employees						
Male	21,298	19,853	93.22	21,119	20,822	98.6
Female	5,642	5,040	89.33	5,219	5,107	97.9
Other	4	4	100	5	5	100
Total	**26,944**	**24,897**	**92.40**	**26,343**	**25,934**	**98.4**
Workers						
Male	552	540	97.83	600	57	9.5
Female	21	21	100	43	24	55.8
Other	0	0	0	0	0	0
Total	**573**	**561**	**97.91**	**643**	**81**	**12.6**

10. Health and safety management system

a. Whether an occupational health and safety management system has been implemented by the entity. If yes, the coverage of such system

Yes, we have implemented an occupational health and safety management system. All our Indian manufacturing facilities are certified under ISO 45000. The coverage is 100% of our entity, and it includes both regular employees and contractors.

b. What are the processes used to identify work-related hazards and assess risks on a routine and non-routine basis by the entity?

We have developed a guidance document which provides the course on how to identify, evaluate safety, health & environment risks and reduce them to an acceptable level by strengthening existing control and or incorporating additional controls for all the activities within premises of the organisation. The guidelines clearly outlines the processes, roles and responsibilities. We have implemented various tools like JSA, HIRA, Process Hazard Analysis, HAZOP to identify work-related hazards and assess risk of routine and non-routine activities.

c. Whether you have processes for workers to report the work-related hazards and to remove themselves from such risks. (Y/N)

Yes, every department head interacts with all members on Safety matters daily through toolbox talk. In this forum, workmen actively participate and give suggestions and feedback for improvements.

d. Do the employees/workers of the entity have access to non-occupational medical and healthcare services? (Yes/No)

Yes, Employees have access to non-occupational medical and healthcare services via the medical insurance. MHI (My Health Index) includes Diet Coach (Dietician), Fitness Coach (Physiotherapist) and Happiness Coach (Psychologist) which is being run at some sites of Dr. Reddy's in India have holistic healthcare services available on site.

11. Details of safety-related incidents

Safety Incident/Number	Category	FY2024-25	FY2023-24
Lost Time Injury Frequency Rate (LTIFR) (per one million-person hours worked)	Employees	0.03	0.14
	Workers[1]	0.12	0.14
Total recordable work-related injuries	Employees	21	22
	Workers[1]	20	19
No. of fatalities	Employees	0	0
	Workers[1]	0	0
High consequence work-related injury or ill-health (excluding fatalities)	Employees	0	0
	Workers[1]	0	1

[1] *Workers means other than permanent workers*

12. Describe the measures taken by the entity to ensure a safe and healthy workplace

At Dr. Reddy's, we emphasise strongly on the health, safety, and well-being of our people. We continuously strive to create a work environment that is free from any occupational hazards, regardless of where our people are located or what type of work they carry out. We have developed and implemented strong Health and Safety systems at all our plants. These systems are guided and driven by our established policies and procedures. Periodic assessments are conducted to evaluate the effectiveness of the systems implemented and appropriate measures are taken to further improve our H&S performance continually.

13. Number of Complaints on the following made by employees and workers

	FY2024-25			FY2023–24		
	Filed during the year	Pending resolution at the end of year	Remarks	Filed during the year	Pending resolution at the end of year	Remarks
Working Conditions	Nil	Nil	-	Nil	Nil	-
Health & Safety	Nil	Nil	-	2	1	-

14. Assessments for the year

	% of your plants and offices that were assessed (by entity or statutory authorities or third parties)
Health and safety practices	100%
Working Conditions	100%

15. Provide details of any corrective action taken or underway to address safety-related incidents (if any) and on significant risks/concerns arising from assessments of health & safety practices and working conditions

Not applicable

Leadership Indicators

1. Does the entity extend any life insurance or any compensatory package in the event of death of (A) Employees (Y/N) (B) Workers (Y/N)

Yes, it extends to both employees and workers.

2. Provide the measures undertaken by the entity to ensure that statutory dues have been deducted and deposited by the value chain partners

The Company ensures that statutory dues as applicable to the transactions within its remit are deducted and deposited in accordance with extant regulations. This activity is also reviewed as part of the internal and statutory audit. The Company expects its value chain partners to uphold business responsibility principles and values of transparency and accountability.

3. Provide the number of employees/workers having suffered high consequence work-related injury/ill-health/ fatalities (as reported in Q11 of Essential Indicators above), who have been rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment

	Total no. of affected employees/workers		No. of employees/workers that are rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment	
	FY2024-25	FY2023-24	FY2024-25	FY2023-24
Employees	0	0	0	0
Workers	0	1	0	Given suitable medical care and salary being paid

4. Does the entity provide transition assistance programmes to facilitate continued employability and the management of career endings resulting from retirement or termination of employment? (Yes/No)

Yes, the Company provides transition assistance programmes to facilitate continued employability and the management of career endings resulting from retirement or termination of employment.

5. Details on assessment of value chain partners

	% of value chain partners (by value of business done with such partners) that were assessed
Health and safety practices	We conduct periodic supplier risk assessments for our value chain partners through a third-party to better understand our value chain risk exposure. In the last two years, we have assessed 21% of our global value chain partners on multiple ESG parameters. During the year, we have assessed suppliers representing ~12% of direct spend globally.
Working conditions	

6. Provide details of any corrective actions taken or underway to address significant risks/concerns arising from assessments of health and safety practices and working conditions of value chain partners

We have shared corrective action reports post assessment to our strategic suppliers and we are in the process of reviewing their performance.

PRINCIPLE 4: BUSINESSES SHOULD RESPECT THE INTERESTS OF AND BE RESPONSIVE TO ALL ITS STAKEHOLDERS

Essential Indicators

1. Describe the processes for identifying key stakeholder groups of the entity

We consider individuals, groups, institutions, or entities that contribute to shaping our business, that add value or constitute a core part of the business value chain as key stakeholders. Our stakeholders are both internal and external, and direct as well as indirect. Our process of identification and classification of the stakeholders is defined by their interest, impact and participation in operations of the Company including engagement on various environmental, social and governance matters. Delivering on stakeholder needs, interests and expectations are integral to the way we operate. We keenly listen to our stakeholders and have established various touchpoints and tools for communication, advocacy and engagement. Our key stakeholders include employees, investors, suppliers and partners, customers, government authorities, healthcare professionals, patients and the community.

2. List stakeholder groups identified as key for your entity and the frequency of engagement with each stakeholder group

Sl.	Stakeholder Group	Whether identified as Vulnerable & Marginalised Group	Channels of communication	Frequency of engagement	Purpose and scope of engagement including key topics and concerns raised during such engagement
1	Employees	No	We use digital as well as physical channels of communication including but not limited to e-mails, newsletters, intranet, townhalls and leadership touchpoints, pulse surveys for employee feedback and redressal, and appraisal and training programmes for personal and professional growth.	Daily	Through multiple physical and digital channels of communication, we aim to provide our employees a safe, inclusive and empowering workplace that encourages transparent engagement and the freedom to act, innovate and grow as professionals and individuals. Our ongoing effort is to maintain two-way engagement with colleagues globally including those in corporate offices, R&D laboratories, manufacturing locations and in the field. Our engagement ranges from discussing the Company's strategy, growth opportunities, operational execution, industry developments, employee performance and career growth opportunities, capability building, recognition and celebrations.
2	Investors	No	We interact with our shareholders, potential investors and research analysts through investor meetings/calls, conferences, earnings call, investor events, e-mail, press releases, stock exchange intimations, investor presentations and annual reports. We also provide various updates on our website and other places of engagement.	Frequent and need-based	We engage with investors to update on the business and financial performance, Company's strategy and growth levers, potential opportunities and risks, our ESG goals/actions, and material events which may have a positive or negative impact on the performance of the Company.
3	Patients	Yes, depending on various factors such as health, income, access and others	We engage with patients through multiple assistance programs (Financial assistance, Lifestyle support, Education, counselling), Disease management and awareness initiatives. We also use different marketing channels (print, digital, social media) to inform patients about our OTC products. Customer services support are also provided to report any feedback/adverse effects from our products.	Frequent and need-based	Patient-centricity is the core tenet of our strategy. Through our customer assistance and outreach programmes, we educate, provide support, awareness, and increase adherence to improve the health of our patients. Being closer to the patient also allows us to identify and address the unmet patient needs and develop better products/ services for the patients. We address patient-related queries/feedback and any drug-related concerns. We also create awareness and breaking various myths on managing various diseases or medical treatments.
4	Health Care Professionals	No	We use physical and digital channels such as e-mail, webinar/conferences, electronic updates, portals as well as in-person visits and collaterals.	Frequent and need-based	Our engagement aims to update healthcare professionals on products, innovations, access, availability of our medicines and healthcare solutions. Engagement also includes discussion on therapy advances, science of medicines and patient needs.
5	Customers	No	Physical and virtual meetings, customer events, calls, e-mail, website	Daily	We engage with our customers to ensure regular supply of the products, keep them informed about new products, participate in the bids/tenders, maximise the outreach of our products and to assess customer satisfaction.
6	Suppliers & Partners	No	On-site meetings, virtual meeting, business partner's meet, supplier forums, partner events, calls, e-mail, satisfaction survey, website	Frequent/ Quarterly Governance calls/Annual meet	Making a holistic impact on the health of patients worldwide requires us to work with partners across the healthcare value chain. We emphasise fair, transparent, and ethical practices and seek partners who share the same commitment towards compliance with laws, regulations, published standards and environmental practices. Our supplier engagement includes capability building programmes, audit CAPA governance and tracking, business partner meets and includes discussions on our ESG goals, efficiency in manufacturing, stronger quality management practices, human rights policies and standards, and working together to advance our sustainability agenda.

Sl.	Stakeholder Group	Whether identified as Vulnerable & Marginalised Group	Channels of communication	Frequency of engagement	Purpose and scope of engagement including key topics and concerns raised during such engagement
7	Government authorities	No	Our interactions with authorities take place through e-mails, meetings, audits, representations, filings and submissions.	Need-based	Our engagement with official authorities is multi-fold. With regulatory authorities, our engagement is aimed at discharging responsibilities and furthering our core business of product development, launch, manufacturing, etc. in keeping with the latest and highest standards of compliance. With policy-makers, our engagement aims to understand and discuss matters pertaining to the industry. We do advocacy and make representations on various regulatory and policy issues to strengthen the healthcare eco-system through policy interventions and ensure timely access to quality medicines at affordable prices.
8	Community	Yes, depending on various factors such as health, income and others	Our engagement with the community includes interactions, collaborations, onsite visits, email and other digital channels.	Frequent and need-based	With giving back to society as a core tenet of the Company, our corporate social responsibility and employee volunteering programmes target the areas of education, skilling and livelihood, health and environmental sustainability through partners and local NGOs. Additionally, we also run training, awareness and empowerment programmes. We engage with local community to understand their challenges and work for their sustainable development.
9	Third Party logistics service providers and CFAs	No	Onsite/virtual meetings, email, annual meet, training and awareness programmes	Frequent	Our engagement with third-party logistics service provider's and CFA's is to ensure safe transportation, warehousing and ensuring availability of our medicines. We also reward and recognise third-party logistics service providers for road safety practices. Through the driver management centre, we train and counsel the transporters on behavioural safety to ensure zero road accidents.
10	Contract Workforce	No	Meetings, discussions, trainings and toolbox talks	Frequent	To ensure the job assigned are performed timely and in a safe manner. We also create awareness on health, safety and environmental practices.

Leadership Indicators

1. **Provide the processes for consultation between stakeholders and the Board on economic, environmental, and social topics or if consultation is delegated, how is feedback from such consultations provided to the Board**

   Based on the consultation and feedback received from the respective stakeholder groups, we have assessed and analysed the material topics and the same were discussed with the relevant business and functional heads. The material topics including economic, environmental and social topics requiring the attention of the Board or its Committees are thereafter placed before the relevant Board Committees and the Board during the quarterly meetings.

   The Board has a designated Sustainability and CSR Committee to act as the nodal committee to review ESG strategies and programmes, policies, disclosures and overall sustainability goals and progress, amongst others. Further, from an ESG perspective, various other Board Committees also review the matters within the purview of their respective charters. The respective Committees also update the Board regarding deliberations and decisions on such ESG matters. The Board also discusses and reviews such matters.

2. **Whether stakeholder consultation is used to support the identification and management of environmental, and social topics (Yes/No). If so, provide details of instances as to how the inputs received from stakeholders on these topics were incorporated into policies and activities of the entity**

   Effective engagement helps us connect stakeholder needs with organisational goals, creates the basis of an effective strategy development, and unlocks greater shared value for all stakeholders. We use multiple platforms to engage with a wide variety of stakeholders to understand their unique needs and concerns and chart out suitable strategies to address them. We annually review our material topics and assess them based on any material changes in operations, geographical presence, progress on goals and targets, changes in regulations etc. In FY2025, we carried out a double materiality assessment to evaluate both the impact of our operations on society and the environment, and the influence of external events on our business and financial performance. Our internal and external stakeholders identified key material topics that are likely to impact Dr. Reddy's business, like product availability, responsible pricing and affordability, high-quality medicines, patient safety, anti-bribery and anti-corruption. These topics have been considered in the list of Dr. Reddy's action areas and our sustainability framework.

3. **Provide details of instances of engagement with, and actions taken to, address the concerns of vulnerable/ marginalised stakeholder groups**

   Patients: We have various patient assistance programmes for patients who are not in a position to afford high-cost treatments. We also support them through education, increase in awareness, and adherence to improve their health conditions. In India,we support patients through the Sparsh patient assistance program. In the U.S., we offer co-pay savings programa for eligible patients for multiple products.

   Community: We implement several CSR programmes in the areas of education, skilling and livelihood, health and environmental sustainability through partners and local NGOs for marginalised sections of communities. The Company's various CSR projects are carried out by Dr. Reddy's Foundation, Naandi Foundation, Nice Foundation and Roshni Trust. The Dr. Reddy Foundation has been conferred with the prestigious National Award for the Empowerment of Persons with Disabilities in New Delhi by Hon'ble President of India on the occasion of International Day of Persons with Disabilities (IDPD). For more details, refer to our social section of this Integrated Annual Report.

PRINCIPLE 5: BUSINESSES SHOULD RESPECT AND PROMOTE HUMAN RIGHTS

Essential Indicators

1. Employees and workers who have been provided training on human rights issues and policy(ies) of the entity

Category	FY2024-25			FY2023-24		
	Total	No. of employees/ workers covered	%	Total	No. of employees/ workers covered	%
Employees						
Permanent	26,944	24,221	89.9	26,343	19,143	72.7
Other than permanent	8,037	756	9.4	8,226	1,032	12.6
Total	**34,981**	**24,977**	**71.4**	**34,569**	**20,175**	**58.4**
Workers						
Permanent	573	299	52.2	643	583	90.7
Other than permanent	-	-	-	8,657	-	-
Total	**573**	**299**	**52.2**	**9,300**	**583**	**6.3**

2. Details of minimum wages paid to employees and workers

	FY2024-25					FY2023–24				
	Total	Equal to Minimum Wage		More than Minimum Wage		Total	Equal to Minimum Wage		More than Minimum Wage	
		Nos.	%	Nos.	%		Nos.	%	Nos.	%
Employees										
Permanent	**26,944**	**0**	**0**	**26,944**	**100**	**26,343**	**0**	**0**	**26,343**	**100**
Male	21,298	0	0	21,298	100	21,119	0	0	21,119	100
Female	5,642	0	0	5,642	100	5,219	0	0	5,219	100
Others	4	0	0	4	100	5	0	0	5	100
Other than Permanent	**8,037**	**0**	**0**	**8,037**	**100**	**8,226**	**0**	**0**	**8,226**	**100**
Male	5,199	0	0	5,199	100	5,476	0	0	5,476	100
Female	2,838	0	0	2,838	100	2,750	0	0	2,750	100
Others	0	0	0	0	100	0	0	0	0	100
Workers										
Permanent	**573**	**0**	**0**	**573**	**100**	**643**	**0**	**0**	**643**	**100**
Male	552	0	0	552	100	600	0	0	600	100
Female	21	0	0	21	100	43	0	0	43	100
Others	0	0	0	0	0	0	0	0	0	0
Other than Permanent*	**8,752**	**0**	**0**	**8,752**	**100**	**8,657**	**6,076**	**70.2**	**2,581**	**29.8**
Male	7,549	0	0	7,549	100	6,936	4,620	66.6	2,316	33.4
Female	1,203	0	0	1,203	100	1,721	1,456	84.6	265	15.4
Others	0	0	0	0	100	0	0	0	0	0

**Pertains to Global Manufacturing Operations (GMO) India, and contains perennial, intermittent, and projects manpower.*

3. Details of remuneration/salary/wages

a. Median remuneration

	Male		Female		Others	
	Number	Median remuneration/ salary/wages of respective category (₹ in Million)	Number	Median remuneration/ salary/wages of respective category (₹ in Million)	Number	Median remuneration/ salary/wages of respective category (₹ in Million)
Board of Directors (BoD)	7	19.14	4^	16.36	0	0
Key Managerial Personnel (KMPs)[1]	3	45.75	0	0	0	0
Employees other than BoDs and KMPs	21,295	0.70	5,642	0.99	4	0.54
Workers*	416	0.45	18	0.41	0	0

[1] Mr. G V Prasad, Co-Chairman and Managing Director of the Company, is a Key Managerial Personnel and has been included under heading BoD, therefore, not included under heading KMP

** For India workers only*

^ Ms. Kalpana Morparia, Independent Director's remuneration considered for part of the year, term ended on July 30, 2024

b. Gross wages paid to female as % of total wages paid by the entity

	FY2024-25 Current Financial Year	FY2023-24 Previous Financial Year
Gross wages paid to females as % of total wages	27%	24%

4. Do you have a focal point (Individual/Committee) responsible for addressing human rights impacts or issues caused or contributed to by the business

Yes, we have a focal point responsible for addressing human rights impacts or issues caused or contributed to by the business.

5. Describe the internal mechanisms in place to redress grievances related to human rights issues

Chief Compliance Officer (CCO) is the designated authority reporting to the Chief Ombudsperson of Dr. Reddy's for the purpose of compliance with the Ombudsperson Policy. All human rights issues are investigated by designated investigator under guidance from CCO. Based on findings, suitable opportunity of being heard is provided to alleged person before concluding on the case. Any Corrective and Preventive action (CAPA) identified through discussion with business stakeholders and all CAPAs are tracked till closure.

6. Number of Complaints on the following made by employees and workers

	FY2024-25			FY2023-24		
	Filed during the year	Pending resolution at the end of year	Remarks	Filed during the year	Pending resolution at the end of year	Remarks
Sexual Harassment	15	4	-	23	5	-
Discrimination at Workplace	134	24	-	42	18	-
Child Labour	-	-	-	-	-	-
Forced Labour/Involuntary Labour	-	-	-	-	-	-
Wages	-	-	-	-	-	-
Other human rights related issues	-	-	-	-	-	-

7. Complaints filed under the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013,

	FY2024-25 Current Financial Year	FY2023-24 Previous Financial Year
Total Complaints reported under Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 (POSH)	15	23
Complaints on POSH as a % of female employees/workers	0.2	0.4
Complaints on POSH upheld	9	19

8. Mechanisms to prevent adverse consequences to the complainant in discrimination and harassment cases

Dr. Reddy's policy on Ombudsperson as well Non-retaliation also supports the Company values and "Speak Up" culture by taking proactive steps to ensure that employees who raise concerns in good faith are protected and supported in the workplace, as appropriate. To protect the interest of complainant, Dr. Reddy's follows a strict non-retaliation policy, where any retaliation against an employee who in good faith raises concerns or who assists in an investigation of suspected wrongdoing, is not tolerated. Non-retaliation policy is applicable to all employees (including, but not limited to, all current and past employees, contract workers, part-time or temporary workforce) and third parties of the Company. A concern of potential retaliation can be raised through multiple reporting channels that are available and promoted across the organisation.

9. Do human rights requirements form part of your business agreements and contracts

Yes, human rights requirements form a part of our business agreements and contracts.

10. Assessments for the year

	% of your plants and offices that were assessed (by entity or statutory authorities or third parties)
Child labour	100%
Forced/involuntary labour	
Sexual harassment	
Discrimination at workplace	
Wages	
Others – please specify	

11. Provide details of any corrective actions taken or underway to address significant risks/concerns arising from the assessments at Question 9 above

Not applicable, as no risks/concerns observed across the above parameters as stated in question 9 above.

Leadership Indicators

1. Details of a business process being modified/introduced as a result of addressing human rights grievances/ complaints

Business process were not modified/introduced as result of addressing human rights grievances/complaints, as no concerns/risks were observed.

2. Details of the scope and coverage of any Human rights due diligence conducted

We have a due diligence process under which human rights due diligence are conducted to identify the potential issues that may have been present in our business operations and the value chain. Some of the identified issues include child labour, forced labour, discrimination, harassment, collective bargaining and freedom of association. We evaluate the human rights risks associated with our facilities using the SA8000 standard and other internal protocols.

3. Is the premise/office of the entity accessible to differently abled visitors, as per the requirements of the Rights of Persons with Disabilities Act, 2016

Yes. The premises/offices of the Company, including the registered and corporate offices have ramps or have elevators and relevant infrastructure for differently abled individuals. Wheelchair accessible restrooms are available at certain premises.

4. Details on assessment of value chain partners

	% of value chain partners (by value of business done with such partners) that were assessed
Child labour	We conduct periodic supplier risk assessments for our value chain partners through a third-party to better understand our value chain risk exposure. In the last two years, we have assessed 21% of our global value chain partners on multiple ESG parameters.
Forced/involuntary labour	
Sexual harassment	
Discrimination at workplace	
Wages	
Others – please specify	

5. Provide details of any corrective actions taken or underway to address significant risks/concerns arising from the assessments at Question 4 above

Not applicable, as no risks/concerns observed across the above parameters as stated in question 4 above

PRINCIPLE 6: BUSINESSES SHOULD RESPECT AND MAKE EFFORTS TO PROTECT AND RESTORE THE ENVIRONMENT

Essential Indicators

1. Details of total energy consumption (in Joules or multiples) and energy intensity

Parameters	FY2024-25	FY2023-24
From renewable sources (in GJ)		
Total electricity consumption (A)	7,74,675# 12,78,018@	963,642
Total fuel consumption (B)	14,39,682	1,358,825
Energy consumption through other sources (C)	0	0
Total energy consumed from renewable sources (A+B+C)	22,14,357# 27,17,699@	2,322,468
From non-renewable sources (in GJ)		
Total electricity consumption (D)	9,93,566# 4,90,223@	604,565
Total fuel consumption (E)	15,45,900	1,946,295
Energy consumption through other sources (F)	0	0
Total energy consumed from non-renewable sources (D+E+F)	25,39,466# 20,36,124@	2,550,861
Total energy consumed (A+B+C+D+E+F)	47,53,823	4,873,328
Energy intensity per rupee of turnover (Total energy consumed/Revenue from operations) GJ/₹ Million[1]	14.6	17.5
Energy intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total energy consumed/Revenue from operations adjusted for PPP) GJ/Revenue adjusted to PPP[2]	301.7	391.0
Energy intensity in terms of physical output (GJ/Tonne of Product)	298.8	329.1*
Energy intensity (optional) – the relevant metric may be selected by the entity	-	-

1 Revenue as per IFRS consolidated financials for FY2025 & FY2024
2 PPP – IMF conversion factors for FY2025: 20.66 and FY2024: 22.4
(Source - https://www.imf.org/external/datamapper/PPPEX@WEO/OEMDC/IND)
 # Includes renewable energy from PPAs, rooftop solar, IEX-GDAM, JV Solar, hydel & biomass
@ Includes renewable energy from PPAs, rooftop solar, IEX-GDAM, JV Solar, hydel, biomass & IRECs
** Recalculated in line with the basis of FY2025 production for FY2024*

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency – Yes.

Yes, independent assurance was carried out by DNV

2. Does the entity have any sites/facilities identified as designated consumers (DCs) under the Performance, Achieve and Trade (PAT) Scheme of the Government of India. If yes, disclose whether targets set under the PAT scheme have been achieved. In case targets have not been achieved, provide the remedial action taken, if any

We have no sites/facilities identified as designated consumers (DCs) under the Performance, Achieve and Trade (PAT) Scheme of the Government of India.

3. Provide details of the following disclosures related to water

Parameters	FY2024-25	FY2023-24
Water withdrawal by source (in kilolitres)		
(i) Surface water[1]	75,761	102,582
(ii) Groundwater	919,495	1,109,141
(iii) Third-party water	345,756	111,730
(iv) Seawater/desalinated water	0	0
(v) Others (Municipal)	782,104	724,411
Total volume of water withdrawal (in kilolitres) (i + ii + iii + iv + v)	2,123,116	2,047,864
Total volume of water consumption (in kilolitres)	1,973,220	1,893,619
Water intensity per rupee of turnover (Total water consumption/Revenue from operations) (KL/₹ Million*)	6.06	6.78[3]
Water intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total water consumption/Revenue from operations adjusted for PPP) (KL/Revenue adjusted to PPP#)	125.23	151.94[3]
Water intensity in terms of physical output on freshwater withdrawal (KL/Tonne of Product)	128.71	131.37[2]
Water intensity (optional) – the relevant metric may be selected by the entity	-	-

** Revenue as per IFRS Consolidated for FY2025 and FY2024*
 # PPP – IMF conversion factors for FY2025 - 20.66, and FY2024 - 22.4
(Source - https://www.imf.org/external/datamapper/PPPEX@WEO/OEMDC/IND)
[1] Rainwater Harvested
[2] Recalculated in line with the basis of FY2025 production for FY2024
[3] Calculated on water consumption basis

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance was carried out by DNV

4. Provide the following details related to water discharged

Parameters	FY2024-25	FY2023-24
Water discharge by destination and level of treatment (in kilolitres)		
i) To Surface water		
- No treatment	0	0
- With treatment – please specify level of treatment[1]	471	0
ii) To Groundwater		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
iii) To Seawater		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
iv) Sent to third-parties		
- No treatment	0	0
- With treatment – please specify level of treatment[1]	149,425	154,246
v) Others		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
Total water discharged (in kilolitres)	149,896	154,246

[1] Primary treatment

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance was carried out by DNV.

5. **Has the entity implemented a mechanism for Zero Liquid Discharge? If yes, provide details of its coverage and implementation**

Yes, we have implemented Zero Liquid Discharge (ZLD) facility at all our chemical technical operations and formulations plants (except one) in India. To avoid the discharge of untreated wastewater effluents, we use the ZLD water treatment engineering approach at 16 of our global manufacturing facilities. All waste water is treated, contaminants are reduced to solids through ZLD, all the treated water is channelled back for usage in our utilities.

6. Please provide details of air emissions (other than GHG emissions) by the entity

Parameters	Units	FY2024-25	FY2023-24
NOx	Metric Tonnes	155.66	171.9
SOx	Metric Tonnes	209.67	289.3
Particulate matter (PM)	Metric Tonnes	100.12	109.5
Persistent organic pollutants (POP)		NA	NA
Volatile organic compounds (VOC)		NA	NA
Hazardous air pollutants (HAP)		NA	NA
Others – please specify		NA	NA

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance was carried out by DNV

7. Provide details of greenhouse gas emissions (Scope 1 and Scope 2 emissions) & its intensity

Parameters	Units	FY2024-25	FY2023-24
Total Scope 1 emissions (Break-up of the GHG into CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)	Metric tonnes of CO_2 equivalent	1,42,772	189,530
Total Scope 2 emissions (Break-up of the GHG into CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)	Metric tonnes of CO_2 equivalent	1,96,309# 94,690@	114,655
Total Scope 1 and Scope 2 emission intensity per rupee of turnover (Total Scope 1 and Scope 2 GHG emissions/Revenue from operations) (Market Based)	MT/₹ Million[1]	0.73	1.1
Total Scope 1 and Scope 2 emission intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total Scope 1 and Scope 2 GHG emissions/Revenue from operations adjusted for PPP) (Market Based)	MT/Revenue adjusted to PPP[2]	15.1	24.4
Total Scope 1 and Scope 2 emission intensity in terms of physical output (Market Based)	MT/Tonne of Product	14.9	20.5*
Total Scope 1 and Scope 2 emission intensity (optional) – the relevant metric may be selected by the entity		-	-

1 Revenue as per IFRS consolidated financials for FY2025 & FY2024
2 PPP – IMF conversion factors for FY2025: 20.66 and FY2024: 22.4
(Source - https://www.imf.org/external/datamapper/PPPEX@WEO/OEMDC/IND)
 # Location Based is excluding IRECs
@ Market based is including IRECs
** recalculated in line with the basis of FY2025 production for FY2024*

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance was carried out by DNV

8. **Does the entity have any project related to reducing Green House Gas emission? If Yes, then provide details**

We are investing in solar, wind and hydel projects, investing in solar plants through joint ventures, moving from coal to cogeneration systems using biomass (rice husk, briquette)based boilers rather than fuel oil-based boilers to reduce our greenhouse gas emissions and accelerate our green transition.

9. Provide details related to waste management by the entity

Parameters	FY2024-25	FY2023-24
Total Waste generated (in metric tonnes)		
Plastic waste (A)	450.37	232.5
E-waste (B)	16.24	17.4
Bio-medical waste (C)	239.3	204.8
Construction and demolition waste (D)	17,852.4	9,497.3
Battery waste (E)	86.68	121.6
Radioactive waste (F)	0	0
Other hazardous waste. Please specify, if any. (G)	49,847.8	36,701.2
Other Non-hazardous waste generated (H). Please specify, if any. (Break-up by composition i.e. by materials relevant to the sector)[1]	44,184.3	31,741.8
Total (A+B + C + D + E + F + G + H)	**112,677.1**	**78,516.7**
Waste intensity per rupee of turnover (Total waste generated/Revenue from operations) MT/₹ Million[2]	0.35	0.28
Waste intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total waste generated/Revenue from operations adjusted for PPP) MT/Revenue adjusted to PPP[3]	7.2	6.3
Waste intensity in terms of physical output	7.1	5.3#
Waste intensity (optional) – the relevant metric may be selected by the entity		-
For each category of waste generated, total waste recovered through recycling, re-using or other recovery operations (in metric tonnes)		
Category of waste*		
(i) Recycled	65,308.02	19,467.3
(ii) Re-used	10,720.9	34,630.4
(iii) Other recovery operations (Co-processing/Pre-processing)	35,870.3	23,486.7
Total	**111,899.2**	**77,584.5**
For each category of waste generated, total waste disposed by nature of disposal method (in metric tonnes)		
Category of waste*		
(i) Incineration	774.64	932.5
(ii) Landfilling	3.3	0
(iii) Other disposal operations	0	0
Total	**777.94**	**932.5**

1 Non Hazardous waste includes steel scrap, metal scrap, wood waste, ash, waste shippers, copper cables, aluminium trays, general office waste, paper, cardboard, glass, etc.
2 Revenue as per IFRS Consolidated for FY2025 and FY2024
3 PPP – IMF conversion factors for FY2025: 20.66 and FY2024: 22.4
(Source - https://www.imf.org/external/datamapper/PPPEX@WEO/OEMDC/IND)
** Waste categorisation has been changed for both FY2025 & FY2024*
 # recalculated in line with the basis of FY2025 production for FY2024

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance was carried out by DNV

10. **Briefly describe the waste management practices adopted in your establishments. Describe the strategy adopted by the company to reduce usage of hazardous and toxic chemicals in your products and processes and the practices adopted to manage such wastes**

We have waste management systems in place at all our facilities. Plastic waste is either co-processed or recycled based upon the type of waste generated. E-waste is sold to authorised vendors. 99% of our global hazardous waste is sent to cement industries and recyclers for co-processing and recycling. The remaining 1% of global hazardous waste is sent to landfill.

Other non-hazardous waste such as glass, MS scrap, wood waste, boiler ash etc. is sent to recyclers, cement industries for co-processing or to brick manufacturers.

We reduce waste through technological interventions and ongoing initiatives including sustainable packaging, waste source segregation, process optimisation etc.

11. **If the entity has operations/offices in/around ecologically sensitive areas (such as national parks, wildlife sanctuaries, biosphere reserves, wetlands, biodiversity hotspots, forests, coastal regulation zones etc.) where environmental approvals/clearances are required**

Sl. No.	Location of operations/offices	Type of operations	Whether the conditions of environmental approval/clearance are being complied with? (Y/N) If no, the reasons thereof and corrective action taken, if any
	Nil		

12. **Details of environmental impact assessments of projects undertaken by the entity based on applicable laws, in the current financial year**

Name and Brief Detail of Project	EIA Notification Number	Date	Whether conducted by independent external agency (Yes/No)	Results communicated in public domain (Yes/No)	Relevant Web link
	Nil				

13. **Is the entity compliant with the applicable environmental law/regulations/guidelines in India; such as the Water (Prevention and Control of Pollution) Act, Air (Prevention and Control of Pollution) Act, Environment Protection Act and rules thereunder (Y/N). If not, provide details of all such non-compliances**

Yes, the Company is compliant with the applicable environmental law/regulations/guidelines in India; such as the Water (Prevention and Control of Pollution) Act, Air (Prevention and Control of Pollution) Act and Environment Protection Act and rules thereunder.

Sl. No.	Specify the law/regulation/ guidelines which was not complied with	Provide details of the non-compliance	Any fines/penalties/action taken by regulatory agencies such as pollution control boards or by courts	Corrective action taken, if any
			Nil	

Leadership Indicators

1. **Water withdrawal, consumption and discharge in areas of water stress (in kilolitres): For each facility/plant located in areas of water stress, provide the following information**

(i) **Name of the area:** Hyderabad, Pydibhimavaram

(ii) **Nature of operations:** Manufacturing and R&D

(iii) **Water withdrawal, consumption and discharge**

Parameters	FY2024-25	FY2023-24
Water withdrawal by source (in kilolitres)		
(i) Surface water[1]	63,720	90,691
(ii) Groundwater	448,675	585,090
(iii) Third-party water	316,180	111,730
(iv) Seawater/desalinated water	0	0
(v) Others	462,904	394,904
Total volume of water withdrawal (in kilolitres)	1,291,479	1,182,415
Total volume of water consumption (in kilolitres)	1,283,336	1,178,765
Water intensity per rupee of turnover (Water consumed/turnover) KL/₹ Million*	3.94	4.22#
Water intensity (optional) – the relevant metric may be selected by the entity	-	-
Water discharged by destination and level of treatment (in kilolitres)		
(i) Into Surface water		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
(ii) Into Groundwater		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
(iii) Into Seawater		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
(iv) Sent to third-parties		
- No treatment	0	0
- With treatment – please specify level of treatment[2]	8,144	3,650
(v) Others		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
Total water discharged (in kilolitres)	**8,144**	**3,650**

1 Rainwater harvested
2 Primary treatment
** Revenue as per IFRS Consolidated for FY2025 and FY2024*
 # Calculated on water consumption basis

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency

Yes, independent assurance was carried out by DNV

2. **Please provide details of total Scope 3 emissions & its intensity**

Parameters	Units	FY2024-25	FY2023-24
Total Scope 3 emissions (Break-up of the GHG into CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)	Metric tonnes of CO_2 equivalent	845,849	866,992
Total Scope 3 emissions per rupee of turnover	MT/₹ Million[1]	2.6	3.1
Total Scope 3 emission intensity (optional) – the relevant metric may be selected by the entity		-	-

1 Revenue as per IFRS Consolidated for FY2025 & FY2024

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency

Yes, independent assurance was carried out by DNV

3. **With respect to the ecologically sensitive areas reported at Question 11 of Essential Indicators above, provide details of significant direct & indirect impact of the entity on biodiversity in such areas along with prevention and remediation activities**

Not applicable

4. **If the entity has undertaken any specific initiatives or used innovative technology or solutions to improve resource efficiency, or reduce impact due to emissions/effluent discharge/waste generated, please provide details of the same as well as outcome of such initiatives**

Sl. No.	Initiative undertaken	Details of the initiative (Web-link, if any, may be provided along with summary)	Outcome of the initiative
1	Low Temperature Evaporator	Used in wastewater treatment facility for treating process effluent	Reduced energy consumption in terms of steam and electricity
2	Digitalisation of ETP operations	Operating wastewater treatment facility by digital systems	Reduced chemical consumptions, steam consumption, increased efficiency
3	HHO gas	Along with the fuel, HHO gas is being used for enhanced combustion in the boilers	Improved combustion and reduced fuel consumption

5. **Does the entity have a business continuity and disaster management plan? Give details in 100 words/web link**

Yes. Dr. Reddy's has adopted a resilience strategy focusing on the ability to provide and maintain an acceptable level of service in the face of any planned or unplanned interruption related emergencies at its manufacturing facilities, IT, supply chain etc.

In our pursuit of operational excellence, we have embarked upon several change management initiatives across our organisation, including information technology and automation in the areas of manufacturing, research and development, supply chain and shared services. Accordingly, there are continuous efforts to also strengthen our data resiliency.

6. **Disclose any significant adverse impact to the environment, arising from the value chain of the entity. What mitigation or adaptation measures have been taken by the entity in this regard**

There is no significant adverse impact to the environment, arising from the value chain partners. 100% of our critical and strategic suppliers have valid air, water & waste consent.

However, we also measure our Scope 3 emissions to address the emission hotspots in the value chain. To address the reduction in carbon footprint we have driven major projects around:

- Air to sea Shipment
- Truck Loadability: With appropriate planning and management, we have optimised the utilisation of trucks resulting in a reduction of trips and overall carbon footprint
- We encourage dedicated transporters to shift to CNG vehicles from diesel
- We drive supplier engagement programmes to help them opt for projects resulting in reduction of Carbon footprint

7. **Percentage of value chain partners (by value of business done with such partners) that were assessed for environmental impacts**

We conduct periodic supplier risk assessments for our value chain partners through a third-party to better understand our value chain risk exposure. In the last two years, we have assessed 21% of our global value chain partners on multiple ESG parameters. During the year, we have assessed 12% of direct spend globally.

PRINCIPLE 7: BUSINESSES, WHEN ENGAGING IN INFLUENCING PUBLIC AND REGULATORY POLICY, SHOULD DO SO IN A MANNER THAT IS RESPONSIBLE AND TRANSPARENT

Essential Indicators

1. a. **Number of affiliations with trade and industry chambers/associations**

The Company is affiliated with 7 trade and industry chambers/associations

1. b. **List the top 10 trade and industry chambers/associations (determined based on the total members of such body) the entity is a member of/affiliated to**

Sl. No.	Name of the trade and industry chambers/associations	Reach of trade and industry chambers/ associations (State/National)
1	National Council of the Confederation of Indian Industry (CII)	National
2	Indian Pharmaceutical Alliance	National
3	National Accreditation Board for Certification Bodies	National
4	The Life Sciences Advisory Committee	State
5	International Generic and Biosimilar Medicines Association	International
6	Pharmaceutical Supply Chain Initiative (PSCI)	International
7	Asia Business Council	International

2. **Provide details of corrective action taken or underway on any issues related to anticompetitive conduct by the entity, based on adverse orders from regulatory authorities**

Name of Authority	Brief of the Case	Corrective Action Taken
	Nil	

Leadership Indicators

1. **Details of public policy positions advocated by the entity**

Sl No.	Public policy advocated	Method resorted for such advocacy	Whether information available in public domain? (Yes/No)	Frequency of Review by Board	Web Link, if available
1	Making representation to the Securities and Exchange Board of India/Ministry of Corporate Affairs on various proposed changes in law in the larger economic interest of the common good	Representation made directly or through industry chambers/ associations	No	The Board reviews on quarterly basis	No
2	Advocacy and support for policies and regulatory framework that support R&D and intellectual property protections.	IPA (Indian Pharmaceutical Alliance)	No	The Board reviews on need basis	https://www.ipa-india.org/
3	Policy advocacy to help make medicines more affordable and accessible	Representation made directly or through industry chambers/ associations	No	The Board reviews on need basis	No

Sl No.	Public policy advocated	Method resorted for such advocacy	Whether information available in public domain? (Yes/No)	Frequency of Review by Board	Web Link, if available
4	Policy advocacy on reduction in counterfeiting & non-standard quality drugs, Uniform Code of Pharmaceuticals Marketing Practices	IPA (Indian Pharmaceutical Alliance)	No	The Board reviews on need basis	https://www.ipa-india.org/
5	Proactively engage with lawmakers and policymakers on laws and regulations that addresses the issues faced by Pharma Industries for common good	Representation made directly or through industry chambers/ associations	Yes	The Board reviews on need basis	No

The Company works closely with various trade and industry associations. This includes industry representations to the government and/or regulators. The Company performs the function of policy advocacy in a transparent and responsible manner while engaging with all the authorities and takes into account the Company's as well as the larger national interest. The Company believes that policy advocacy must preserve and expand the public good and thus, it does not advocate any policy change to benefit itself or a select few. We have also actively participated in several notable industry events and forums lending our voice and perspectives to shape a holistic healthcare ecosystem.

PRINCIPLE 8: BUSINESSES SHOULD PROMOTE INCLUSIVE GROWTH AND EQUITABLE DEVELOPMENT

Essential Indicators

1. Details of Social Impact Assessments (SIA) of projects undertaken by the entity based on applicable laws, in the current financial year

Name and brief details of project	SIA Notification No.	Date of notification	Whether conducted by independent external agency (Yes/No)	Results communicated in public domain (Yes/No)	Relevant Web link
During the year ended FY2025, there were no new projects/capacity expansion of existing projects which require Environmental Clearance or Social Impact Assessment					

2. Provide information on project(s) for which ongoing Rehabilitation and Resettlement (R&R) is being undertaken by your entity

Sl. No.	Name of Project for which R&R is ongoing	State	District	No. of Project Affected Families (PAFs)	% of PAFs covered by R&R	Amounts paid to PAFs in FY (In ₹)
NIL						

3. Describe the mechanisms to receive and redress grievances of the community

Most of the activities are carried out in discussion and agreement with the community members. In case of any grievances, the community leaders can reach out to the Company's point of contact (POC) at each of the units. The POC is directly and easily accessible to the community to address any concerns that may arise. Depending on the nature of complaint, relevant stakeholders are engaged to resolve any issue.

4. Percentage of input material (inputs to total inputs by value) sourced from suppliers

Parameters[1]	FY2024-25	FY2023-24
Directly sourced from MSMEs/small producers	2.9	2.9
Directly from within India	51	45

[1] Disclosure of materials sourced for India

5. Job creation in smaller towns – Disclose wages paid to persons employed (including employees or workers employed on a permanent or non-permanent/on contract basis) in the following locations, as % of total wage cost

Location[1]	FY2024-25 Current Financial Year	FY2023-24 Previous Financial Year
Rural	8.0	3.5
Semi-Urban	2.0	1.6
Urban	10.0	10.2
Metropolitan	80.0	84.7

(Place to be categorised as per RBI Classification System - rural/semi-urban/urban/metropolitan)

1 Permanent employees at our India locations have been considered.

Leadership Indicators

1. Provide details of actions taken to mitigate any negative social impacts identified in the Social Impact Assessments (Reference: Question 1 of Essential Indicators above)

Sl.	Details of negative social impact identified	Corrective action taken
During the year ended FY2025, there were no new projects/capacity expansion of existing projects which require Environmental Clearance or Social Impact Assessment		

2. Provide the following information on CSR projects undertaken by your entity in designated aspirational districts as identified by government bodies

Sl. No.	State	Aspirational District	Amount spent (₹ in million)
1	Jharkhand	Deoghar	0.46
2	Karnataka	Raichur	1.4
3	Telangana	Khamman, Bhadradri Kothagudem, Jayashankar-Bhupalapally, Kumuram Bheem Asifabad	0.96
4	Andhra Pradesh	Alluri Sitharama Raju	3.6

3. (a) Do you have a preferential procurement policy where you give preference to purchase from suppliers comprising marginalised/vulnerable groups?

No, as stated in our Code of Business Conduct and Ethics (COBE), we do not discriminate on any basis while selecting our suppliers and provide equal opportunities for engagement to all potential suppliers. We encourage working with local suppliers or suppliers that are close to our facilities (including small-scale industries). However, we have not specifically considered marginalised/vulnerable groups in our supplier qualifying criteria.

(b) From which marginalised/vulnerable groups do you procure

Not applicable

(c) What percentage of total procurement (by value) does it constitute

Not applicable

4. Details of the benefits derived and shared from the intellectual properties owned or acquired by your entity (in the current financial year), based on traditional knowledge

Sl. No.	Intellectual Property based on traditional knowledge	Owned/Acquired (Yes/No)	Benefit shared (Yes/No)	Basis of calculating benefit share
NIL				

5. Details of corrective actions taken or underway, based on any adverse order in intellectual property related disputes wherein usage of traditional knowledge is involved

Not applicable

Sl. No.	Name of authority	Brief of the Case	Corrective action taken
Not Applicable			

6. Details of beneficiaries of CSR Projects

Sl. No.	CSR Projects	No. of persons benefited from CSR Projects	% of beneficiaries from vulnerable and marginalised group
1	Kallam Anji Reddy Vidyalaya (KARV)	2,264	99% of the CSR projects are implemented with an objective to reach out to the vulnerable and marginalised communities, including persons with disabilities, elderly, women and children from the less privileged socio-economic sections of the society
2	Kallam Anji Reddy Vocational Junior College (KAR-VJC)	827	
3	School Improvement Programme (SIP)	44,708	
4	Scholarship for Women in Science	110	
5	Aspiring Teachers Programme	22	
6	Support to Tribal welfare school and college	640	
7	Dr. Anji Reddy CAN-DO ETR grants	57	
8	Education and Vocational support for children with illness	40	
9	Person with Disabiliy (PwD) skilling	1,452	
10	Youth skilling	2,261	
11	High Quality Health Care Skilling	730	
12	Improving the adoption ecosystem in Telangana	5,067	
13	Farmer Livelihood Project	6,000	
14	Making Integrated Transformation for Resourceful Agriculture	60,564	
15	Pradhan Mantri Internship Scheme	22	
16	Transforming Lives through Plant-Based Nutrition	8,460	
17	Propagating non-animal, human-relevant research in India	339	
18	Reconstructive surgery for individuals with hand deformity	125	
19	Life at Door Step - Palliative Care Programme	1,123	
20	Roshini Tele Counselling Helpline	10,751	
21	Tharuni Swalambana Rehabilitation and Skill Centre	42	
22	Community Health Intervention Program	199,752	
23	Strengthening Primary Health Care Services (PHC)	293,615	
24	Garo green spine project	1,966	
25	Action for Climate and Environment	60,621	
Total		**701,558**	

PRINCIPLE 9: BUSINESSES SHOULD ENGAGE WITH AND PROVIDE VALUE TO THEIR CONSUMERS IN A RESPONSIBLE MANNER

Essential Indicators

1. Describe the mechanisms in place to receive and respond to consumer complaints and feedback

We have a CSC helpline that receives calls, including complaints from consumers and directs them to relevant departments basis the nature of complaint. There are turnaround timelines for the resolution of each type of complaint at various department levels.

2. Turnover of products and/services as a percentage of turnover from all products/service that carry information about

	As a percentage of total turnover
Environmental and social parameters relevant to the product	We comply with the relevant laws and regulations of the countries we operate in with respect to disclosure of information on environmental and social parameters relevant to the products. 100% of our formulation products, representing around 89% of our overall revenue, carry information about safe and responsible usage on product labelling and package inserts. Further, based on the legal requirements and guidelines in the countries of our operations, we include instructions on safe disposal of products.
Safe and responsible usage	
Recycling and/or safe disposal	

3. Number of consumer complaints in respect of the following

	FY2024-25			FY2023-24		
	Received during the year	Pending resolution at end of year	Remarks	Received during the year	Pending resolution at end of year	Remarks
Data Privacy	Nil	Nil	Nil	Nil	Nil	-
Advertising	Nil	Nil	Nil	Nil	Nil	-
Cyber-security	Nil	Nil	Nil	Nil	Nil	-
Delivery of essential services	Nil	Nil	Nil	Nil	Nil	-
Restrictive Trade Practices	Nil	Nil	Nil	Nil	Nil	-
Unfair Trade Practices	Nil	Nil	Nil	Nil	Nil	-
Other	Nil	Nil	Nil	Nil	Nil	-

4. Details of instances of product recalls on account of safety issues

Details of instances of product recalls on account of safety issues	Number	Reasons for recall
Voluntary recalls	18	Stability OOS, Market Complaint, Deviation
Forced recalls	0	NA

5. Does the entity have a framework/policy on cyber security and risks related to data privacy? (Yes/No) If available, provide a web-link of the policy

Yes, we have internal policy/procedures related to Information Security Management Systems and Global Data Privacy framework which is shared with the relevant stakeholders. The policies are also available on the intranet platform of the Company

6. **Provide details of any corrective actions taken or underway on issues relating to advertising, and delivery of essential services; cyber security and data privacy of customers; re-occurrence of instances of product recalls; penalty/action taken by regulatory authorities on safety of products/services**

   No such incident

7. **Provide the following information relating to data breaches:**

   a. Number of instances of data breaches - 3*

   b. Percentage of data breaches involving personally identifiable information of customers - Nil

   C. Impact, if any, of the data breaches - Nil

   **The reported number had no material impact on the entity*

Leadership Indicators

1. **Channels/platforms where information on products and services of the entity can be accessed (provide web link, if available)**

   Information relating to the products of the company is available on our website at https://www.drreddys.com. Additionally, it is also available on country-specific microsites, accessible through the globe icon on the top right corner of our website. Information related to our Active Pharmaceutical Ingredient (API) products is available in greater detail on https://api.drreddys.com/.

2. **Steps taken to inform and educate consumers about safe and responsible usage of products and/or services**

   All our formulation products carry information about safe and responsible usage of medicines through product labels and package inserts. This includes comprehensive information on conditions for storage and use, dosage instructions, and potential side effects. Additionally, based on the legal requirements and guidelines in the countries of our operations, we also include instructions on safe disposal of products to protect public health and minimise environmental risks.

3. **Mechanisms in place to inform consumers of any risk of disruption/discontinuation of essential services**

   During the year, there were no major disruptions of critical services of the Company. There is continual communication maintained with customers which help to identify problems before they become serious and allows both parties to work for resolution of the same. The Company's teams focus on quality and customer service, continue to strengthen our relationship and position Dr. Reddy's as a trusted partner.

4. **Does the entity display product information on the product over and above what is mandated as per local laws (Yes/No/Not applicable) If yes, provide details in brief**

   The Company understands the importance of fair disclosure of the description of its products and thereby, ensures to disclose, truthfully and factually, such relevant information including risks about the product, as may be required statutorily, through labelling so that the consumers can exercise their freedom to consume in a responsible manner. The Company has always believed in being transparent with its customers by providing all the relevant details.

   Did your entity carry out any survey with regard to consumer satisfaction relating to the major products/services of the entity, significant locations of operation of the entity or the entity as a whole

   The Company engages with its consumers on an ongoing basis and conducts methodical research on their satisfaction with respect to its products.

CORPORATE GOVERNANCE REPORT

Dr. Reddy's Laboratories Limited ('Dr. Reddy's' or 'the Company') strongly believes that robust corporate governance is the bedrock for sustainable performance, achieve long-term corporate goals and enhance stakeholders value. The timely disclosures, transparent accounting policies coupled with a strong and independent Board go a long way in maintaining good corporate governance, preserving shareholders' trust and maximising long-term corporate value.

The Company's corporate governance framework is based on the following main principles:

- Appropriate composition, diversity and size of the Board, with each director bringing in key expertise in different areas;
- Proactive flow of accurate information to members of the Board and Board committees to enable effective discharge of fiduciary duties;
- Ethical business conduct by the Board, management and employees;
- Well-developed systems of internal controls, risk management and financial reporting;
- Protection and facilitation of shareholders' rights;
- Adequate, timely and accurate disclosure of all material, operational and financial information to stakeholders.

We being a global pharmaceutical Company are committed to provide access to affordable and innovative medicines, driven by our purpose – **'Good Health Can't Wait'**. In pursuit of providing affordable and innovative medicines for healthier lives, we create an environment of innovation and learning while continuously reaching for higher levels of excellence in corporate governance and sustained performance.
This purpose guides our organisational decisions and anchors our every action.

The Securities and Exchange Board of India ("SEBI") regulates corporate governance norms for listed companies in India through the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations"). We are in compliance with all the corporate governance norms of SEBI Listing Regulations. We are also in compliance with the applicable corporate governance standards of the New York Stock Exchange, Inc. ("NYSE") and NSE IFSC Exchange Rules.

This chapter, together with information given in the chapters on *Management Discussion and Analysis and Additional Shareholders' Information*, constitute our Corporate Governance Report for FY2025.

BOARD OF DIRECTORS

The Company has an experienced, diverse, active and a well-informed Board. The Board provides leadership, strategic guidance, objective and independent views to the Company's management while discharging its fiduciary responsibilities, thereby ensuring that the management adheres to high standards of ethics, transparency and disclosure. It regularly reviews the Company's governance, risk and compliance framework, business plans and organisation structure to align with the highest global standards.

The Board's responsibility includes exercising appropriate control to ensure that the Company is managed efficiently to fulfill stakeholders' aspirations, societal expectations and exercising independent judgment on corporate affairs. The Board acts in long term interests of the shareholders and other stakeholders without any conflict and make informed decisions and exercise due care and diligence in overseeing the management of the business of the Company.

Composition

The Company has an optimum combination of Executive and Non-Executive Directors which is in conformity with Companies Act, 2013 ("the Act"), the SEBI Listing Regulations and the Corporate Governance Guidelines of the NYSE Listed Company Manual.

In terms of Regulation 17 of the SEBI Listing Regulations, at least 50% of the Board should comprise Non-Executive Independent Directors with at least one woman Director. The Board periodically evaluates the need for change in its composition and size. However, target share of the Independent Directors on the Board of the Company is not less than two-third of the total number of Directors on the Board. As on March 31, 2025, 80% of the Board members are independent.

Board Independence


20%
80%

• Independent • Non-Independent

Gender Diversity


30%
70%

• Male • Female

As on March 31, 2025, the Board consists of 10 directors, comprising of two Promoter Executive Directors, i.e. the Chairman of the Board and the Co-Chairman & Managing Director, and eight Independent Directors. The Board consists of three women Independent Directors. The detailed profile of the directors is available on the Company's website at https://www.drreddys.com/meet-our-leadership.

More details are available in the Governance section of the Integrated Report, on page no. 50.

Key skill/ expertise/ competencies of the Board of Directors

The Board of Directors of the Company are adequately structured to ensure Board diversity by age, gender, education/ qualification, skills, geography and industry experience. The following core skills/ expertise/ competencies, as required in the context of business were identified by the Board for its effective functioning and the same is mapped against each of the Directors. **Table 1 gives details of Director's individual competence, expertise and skills.** The Directors have expertise in the fields of strategy, management and governance, finance, science, technology operations, human resource, sustainability and ESG, among others.

TABLE 1: DETAILS OF DIRECTOR'S INDIVIDUAL COMPETENCE, EXPERTISE AND SKILLS

NAME	STRATEGY	MANAGEMENT AND GOVERNANCE	FINANCE	HUMAN RESOURCE	SCIENCE, TECHNOLOGY, OPERATIONS	SUSTAINABILITY AND ESG
Mr. K Satish Reddy[1]	✓	✓	✓	✓	✓	✓
Mr. G V Prasad[1]	✓	✓	✓	✓	✓	✓
Ms. Kalpana Morparia[2]	✓	✓	✓	✓	-	✓
Mr. Leo Puri	✓	✓	✓	✓	-	-
Ms. Shikha Sharma	✓	✓	✓	✓	-	-
Dr. K P Krishnan	✓	✓	✓	-	-	✓
Ms. Penny Wan[1]	✓	✓	✓	✓	-	-
Mr. Arun M Kumar	✓	✓	✓	✓	✓	-
Dr. Claudio Albrecht[1]	✓	✓	✓	-	✓	✓
Dr. Alpna Seth[1]	✓	✓	-	-	✓	✓
Mr. Sanjiv Mehta[1]	✓	✓	✓	-	✓	✓

[1] Directors having industry experience.

[2] Term ended on July 30, 2024, as an Independent Director

The Board members discloses the Company on an annual basis about the Board and Board Committee positions, she/ he occupies in other companies and notifies it of any changes regarding their directorships and committee positions. In addition, the Independent Directors provide an annual confirmation that they meet the criteria of independence as defined under Indian laws. All Independent Directors are registered with the Independent Director's databank and requisite disclosures have been received from them in this regard. After assessment of such disclosures, declarations and confirmations, the Board has opined that all the Independent Directors fulfil the conditions specified under the Act and SEBI Listing Regulations and are independent of the management. **Table 2 gives the composition of our board, with all relevant details.**

TABLE 2: COMPOSITION OF THE BOARD AND THEIR DIRECTORSHIPS AS ON MARCH 31, 2025

NAME	POSITION	RELATIONSHIP WITH OTHER DIRECTORS	DATE OF JOINING	DIRECTORSHIPS UNDER SECTION 165 OF THE COMPANIES ACT, 2013		OTHER DIRECTORSHIPS[2]	COMMITTEE MEMBERSHIPS[3]	CHAIRMANSHIP IN COMMITTEES[3]
				PUBLIC COMPANIES[1]	PRIVATE COMPANIES			
Executive Directors (Promoters)								
Mr. K. Satish Reddy	Chairman	Brother-in-law of Mr. G V Prasad[4]	January 18, 1993	5	9	6	1	0
Mr. G V Prasad	Co-Chairman and Managing Director	Brother-in-law of Mr. K Satish Reddy[4]	April 8, 1986	4	1	5	1	0
Independent Directors								
Mr. Leo Puri	Independent director	None	October 25, 2018	3	1	-	2	1
Ms. Shikha Sharma	Independent director	None	January 31, 2019	6	-	0	4	0
Dr. K P Krishnan	Independent Director	None	January 7, 2022	3	2	2	3	2
Ms. Penny Wan	Independent Director	None	January 28, 2022	1	-	2	1	0
Mr. Arun M Kumar	Independent Director	None	August 1, 2022	1	1	1	1	1
Dr. Claudio Albrecht	Independent Director	None	May 10, 2023	2	-	5	0	0
Dr. Alpna Seth	Independent Director	None	September 19, 2023	1	-	2	0	0
Mr. Sanjiv Mehta	Independent Director	None	December 29, 2023	2	-	2	1	0

Notes:

None of the directors serves as an independent director in more than seven listed companies.

None of the directors holds directorships in more than ten public limited companies.

[1] Including directorship in the Company

[2] Other directorships includes foreign companies and Section 8 companies, which are not covered under Section 165 of the Act.

[3] Membership/ Chairmanship in Audit Committee and Stakeholders' Relationship Committee of all public limited companies, whether listed or not, including the Company are considered. Membership/ Chairmanship of Committees of foreign companies, private limited companies and those under Section 8 of the Act, have been excluded. Committee membership includes details of chairmanship.

[4] Mr. K Satish Reddy (Chairman) and Mr. G V Prasad (Co-Chairman and Managing Director) are not 'relative' as defined under Section 2(77) of the Act.

TERM OF BOARD MEMBERSHIP

Based on recommendations of the Nomination, Governance and Compensation Committee (NGCC), the Board considers the appointment and re-appointment of directors.

Section 149(10) of the Act provides that an Independent Director shall hold office up to five consecutive years on the Board of a Company from the date of appointment and shall be eligible for re-appointment for a second term of up to five consecutive years on passing of a special resolution by the members. Moreover, Independent Directors cannot retire by rotation. Further, Regulation 25(2A) of the SEBI Listing Regulations, provides that, appointment, re-appointment or removal of an Independent Director of a listed entity, shall be subject to the approval of shareholders by way of a special resolution.

Section 152 of the Act, states that one-third of the Board members, other than Independent Directors, who are subject to retire by rotation, shall do so every year and be eligible for re-appointment, if approved by the members. Accordingly, at the forthcoming AGM, approval of members is being sought for re-appointment of Mr. G V Prasad (DIN: 00057433), who retires by rotation and being eligible, offers himself for re-appointment as Director, designated as Co-Chairman & Managing Director of the Company. During FY2025, Mr. K Satish Reddy (DIN: 00129701), who retired by rotation, was re-appointed at the 40th AGM held on July 29, 2024, pursuant to Section 152 of the Act.

Ms. Kalpana Morparia retired from the position of the Independent Director of the Company with effect from close of business hours on July 30, 2024, on completion of her second term as an Independent Director. The Board placed on record its sincere appreciation for her valuable contribution made by her as the Independent Director of the Company as well as the Chairmanship/ membership of the various Board Committees.

BOARD PROCEDURE

SELECTION AND APPOINTMENT OF NEW DIRECTORS

Recommending any new member on the Board is the responsibility of the NGCC of the Board, which consists entirely of Independent Directors. Given the existing composition of the Board, the tenure as well as the years left of the existing members to serve on the Board, and the need for new domain expertise, the NGCC evaluates the balance of skills, knowledge and experience on the Board as well as description of the role and capabilities required of a Director on the Board. When such a need becomes apparent, the NGCC reviews potential candidates in terms of their expertise, attributes, personal and professional backgrounds and their ability to give sufficient time to the Board responsibilities of the Company. It then places the details of shortlisted candidates to the Board for its consideration. If the Board approves, the person is appointed as an Additional Director. Thereafter, the approval of members is sought in terms of the provisions of the Act and the SEBI Listing Regulations.

INDEPENDENT DIRECTORS

The Act and the SEBI Listing Regulations, inter alia, define an 'Independent Director' as a person who, including his/ her relatives, is or was not a promoter or employee or key managerial personnel of the company or its subsidiaries. Further, the person and his/ her relatives should not have a material pecuniary relationship or transactions with the company or its subsidiaries, during the three immediate preceding financial years or during the current financial year, apart from receiving remuneration as an Independent Director. There are various other conditions prescribed for Independent Directors under the said provisions.

We abide by these definitions of Independent Director, in addition to the definitions of an Independent Director as laid down in the New York Stock Exchange (NYSE) listed company manual and other provisions by virtue of listing of Company's American Depository Receipts (ADRs) on the NYSE in the US. the Sarbanes-Oxley Act, and US securities laws.

Based on the disclosures received from all Independent Directors, the Board has formed an opinion that the Independent Directors fulfill the conditions specified in the Act, the SEBI Listing Regulations, applicable provisions of NYSE listing manual, and are independent of the Management.

As on March 31, 2025, the Company has 8 (eight) Non-Executive Independent Directors (including 3 Women Directors) which comprise 80% of the total strength of the Board of Directors. The Women Directors constitute 30% of the total strength of the Board of Directors. The maximum tenure of the Independent Directors is in accordance with the Act and the SEBI Listing Regulations. The NGCC identifies candidates based on the identified laid down criteria and takes into consideration the need for diversity on the Board which, inter alia, includes skills, knowledge, gender and experience and accordingly, makes its recommendations to the Board.

MEETINGS OF INDEPENDENT DIRECTORS

Schedule IV of the Act and Regulation 25 of the SEBI Listing Regulations mandate that the Independent Directors of the Company shall hold at least one meeting in a financial year, without the attendance of non-Independent Directors and members of the Management. To exercise free and fair judgment in all matters related to the functioning of the Company as well as the Board, it is important for the Independent Directors to have meetings without the presence of the executive management.

During FY2025, our independent directors met 4 (four) times in sessions without the presence of Executive Directors and other members of Management. During these meetings, the Independent Directors reviewed the performance of the Company and of the Chairman, Co-Chairman and Managing Director, its Senior Management and the Board. Corporate strategy, risks, competition, succession planning for the Board and Senior Management and the quality of information given to the Board were also discussed.

TERMS AND CONDITIONS OF APPOINTMENT OF INDEPENDENT DIRECTORS

The Independent Directors of the Company have been appointed as per the provisions of the Act and the SEBI Listing Regulations, and formal letter of appointment are issued to the Independent Directors containing, inter alia, the terms of appointment, roles, functions, duties and responsibilities, the Company's Code of Conduct, disclosures and confidentiality. As required by Regulation 46 of the SEBI Listing Regulations, the terms and conditions of their appointment have been disclosed on the website of the Company at https://www.drreddys.com/cms/cms/sites/default/files/2023-06/Draft%20Appointment%20letter%2010052023.pdf

FAMILIARISATION PROCESS FOR INDEPENDENT DIRECTORS

To familiarise a new Independent Director with the Company, an induction kit containing documents about the Company is provided. It contains, inter alia, information such as its Annual Reports, Sustainability Reports, Investor Presentations, recent Press Releases, Research Reports, Organisation Chart, Pharma Industry Primers, Code of Business Conduct and Ethics (COBE) and the Memorandum and Articles of Association and a brief on Company's Board practices. The new Independent Director individually meets with Board members and Senior Management. Visits to plants and research locations are organised for the Director to understand the Company's operations.

We believe that the Board should be continuously empowered with knowledge of latest developments affecting the Company and the Industry. Apart from regular presentations on the Company's business strategies and associated risks, expositions are made on various topics covering the pharmaceutical Industry.

Updates on relevant statutory changes and Judicial pronouncements around Industry related laws are regularly circulated to the Directors. They also visit the Company's manufacturing and research locations. Each Director has complete access to any of the Company's information and full freedom to interact with the Senior Management.

Details of the familiarisation programs for independent directors are available on the Company's website at https://drreddys.com/cms/sites/default/files/media-library//Familiarization%20programs%202025.pdf

LEAD INDEPENDENT DIRECTOR

The role of the Lead Independent Director includes presiding over all meetings of Independent Directors, provide objective feedback of the Independent Directors as a group to the Board on various matters, liaise between the Promoters, Chairman/ Co-Chairman, CEO and Independent Directors on contentious matters for consensus building, assist in further strengthening the Board effectiveness and governance practices, including suggestions on agenda items for Board/ Committee meetings on behalf of the Independent Directors, among others. During the year, Ms. Kalpana Morparia retired as Lead Independent Director w.e.f. July 30, 2024 and Mr. Leo Puri was appointed as the Lead Independent Director of the Company w.e.f. July 31, 2024.

BOARD EVALUATION

One of the key functions of the Board and the NGCC is to monitor and review the Board evaluation framework. The Board works with the NGCC to lay down the evaluation criteria for the performance of the Chairman, the Board, Board Committees and Executive Directors/ Independent Directors through peer evaluation.

In compliance with the provisions of the Act and Regulation 17(10) of the SEBI Listing Regulations, to improve the effectiveness of the Board and its Committees, as well as that of each Individual Director, a formal Board review is undertaken on an annual basis.

Board evaluation criteria and process

The Company's Board evaluation process consists of both internal evaluation and external evaluation by engaging an external independent expert. External evaluation is conducted at periodic intervals with a gap of 2 - 3 years.

For FY2025, Board evaluation was conducted internally based on the identified criteria by the NGCC in consultation with the Board and external independent expert was not engaged. The methodology included circulation of questionnaires and discussions with the Board members, etc. The summary findings/ recommendations were discussed with the Board and individual feedback was provided. Progress on recommendations from last year and the current year's recommendations were discussed. The evaluation process inter alia broadly covered the following parameters:

Board: • Board composition, diversity, skills, experience and independence, • industry knowledge, • frequency of the Board meeting and participation, • ethical standards, trustworthiness, integrity and compliance, • time spent on significant or emerging issues, • adequacy of agenda and other materials provided, • adequacy of Board process and recording of minutes of the meeting, • bringing issues for improving organisational performance, • evaluation of performance and the quality, quantity and timeliness of flow of information, • adequacy of Induction program, • adequacy of business and regulatory updates given to the Board, adequacy of business strategy discussion at Board retreat, •discussion on succession planning, compensation and performance review, deliberation on ESG and sustainability matters, review of conflict or potential conflict of interest situation, setting up stretch goals, • oversight of material risk issues and risk mitigation plan, • monitoring of integrity of the Company's financial statements, • adequacy of secretarial and logistical support to fulfil duties and responsibilities, • accessibility to senior management employees and vice-versa.

Board Committees: • adequacy of mandate of the Committee to fulfil its responsibilities, • adequacy of Committee effectively performs the responsibilities as outlined in the charter and applicable corporate governance requirements, • Committee's composition in terms of size, skills, expertise and experience, • adequacy of time spent on significant or emerging issues, • adequacy of frequency of the Committee meetings, • adequacy of independence of the Committee from the Board, • adequacy of information placed in agenda and recording of minutes, • adequacy of updates to the Board of Committee's deliberations and decisions, • adequacy of effective and proactive measures by the Committee to perform its functions, • adequacy of Committee's recommendations contribute effectively to decisions of the Board.

Independent Directors: • ethical standards of integrity and probity, • attendance and participation in Board, Committee and General meetings, • business knowledge and understanding of the industry, • approachability and availability, • focus on representing shareholders' interests and enhancing shareholder value, • application of experience and expertise to provide proactive feedback and guidance to the management, • sufficiently challenges management to set and achieve stretch goals• maintains confidentiality of information, exercises own judgement and voices his opinion freely, • fulfilling criteria of independence.

Chairman and Co-Chairman & Managing Director: • effective leadership to the Board, • attendance and participation in Board, Committee and General meetings, • maintains effective communication with other Board Members, • provides meaningful and constructive contributions and inputs in meetings, • encourages active participation and promotes open communication, • impartial in conducting discussions, seeking views and dealing with dissent, • represents the interests of shareholders and focuses on enhancing shareholder value, • provide proactive feedback and guidance to top management on areas of business strategy, governance and risk, • integrity and conflict of interest disclosures, • keeping shareholders' interest in mind during discussions and decisions.

Outcome and Action Plan for FY2025

The Board expressed its satisfaction with the Board evaluation process and outcomes, highlighting the directors' engagement, experience, diversity, and expertise. The Board also found the Board Committees to be effective in their composition, operations, and contributions. These Committees are well-structured and function efficiently, ensuring a balance of diverse perspectives without falling into

groupthink. They foster a shared and purposeful approach while successfully navigating the complexities of balancing the Company's internal priorities with broader societal concerns. The evaluation process re-affirmed that both the Board and its Committees dedicate ample time to fulfilling their responsibilities.

Further the Board evaluation process has inter alia identified the following focus areas a) review composition of Board to ensure that the Board continue to have the balance of skills and experience b) strengthening of succession planning process.

The Board also noted and expressed its satisfaction on the action taken by the Company consequent to Board evaluation for FY2024.

MANAGEMENT COUNCIL (MC)

Our Management Council (MC) consists of senior management from the business and corporate functions. Initial pages of the Integrated Annual Report gives details of the members of the MC. Apart from monthly meetings, the MC meets once a quarter for two-day sessions. The background notes for the monthly and quarterly meetings are circulated in advance. Listed below are some of the key issues that were considered by the MC during the year under review:

- The Company's long-term strategy, growth initiatives and priorities;
- Overall Company performance, including performance of various business units;
- Decision on major corporate policies;
- Discussion and sign-off on annual plans, budgets, investments and other major initiatives; and
- Discussion on business alliances proposals and organisational design.

Succession planning for the Board and Senior Management

The Company maintains an appropriate balance of skills and experience in the Board and within the Company, in an endeavour to introduce new perspectives while maintaining experience and continuity. Additionally, promoting Senior Management within the organisation motivates and fuels the ambitions of the talent force to earn future leadership roles. The NGCC works with the Board on the leadership succession plan to ensure orderly succession in appointments to the Board and to Senior Management positions.

Beside succession planning of the Board, the NGCC also reviews succession planning to select Senior Management positions and was satisfied with the deliberation, time spent and process followed for succession planning. During the year FY2025, two Senior Management personnel resigned/retired from their respective position, and the said positions were filled from the internal talent pool. The Particulars of Senior Management Personnel and changes therein during the year, are given in **Table 3A**:

TABLE 3A **PARTICULARS OF SENIOR MANAGEMENT PERSONNEL AS ON MARCH 31, 2025**

Name	Designation
Mr. Satish Reddy	Chairman and Whole-time Director
Mr. G V Prasad	Co-Chairman and Managing Director
Mr. Erez Israeli	Chief Executive Officer
Mr. Deepak Sapra	Chief Executive Officer, API and Services
Mr. M V Ramana	Chief Executive Officer, Branded Markets (India and Emerging Markets)
Dr. Jayanth Sridhar	Global Head of Biologics
Mr. Krishna Venkatesh	Global Head of Quality & Pharmacovigilance
Ms. Archana Bhaskar	Chief Human Resource Officer
Mr. Patrick Aghanian	Chief Executive Officer, Europe Generics
Mr. Phanimitra B	Chief Digital and Information Officer
Mr. Sanjay Sharma	Global Head Operations
Mr. Sushrut Kulkarni	Global Head – Integrated Product Development Organisation
Mr. Marc Kikuchi[1]	Chief Executive Officer, North America
Mr. Milan Kalawadia[1]	Chief Executive Officer, North America
Mr. Parag Agarwal[2]	Chief Financial Officer
Mr. M V Narasimham[2]	Chief Financial Officer
Mr. Randhir Singh	Company Secretary, Compliance Officer and Head-CSR

Note:

[1] *Mr. Marc Kikuchi has resigned from the role of CEO of North America Generics from close of working hours on May 24, 2024 and Mr. Milan Kalawadia elevated to CEO of North America Generics w.e.f. May 25, 2024*

[2] *Mr. Parag Agarwal retired from his position as Chief Financial Officer of the Company from close of working hours on July 31, 2024 and Mr. M V Narasimham elevated to Chief Financial Officer of the Company w.e.f. August 1, 2024.*

DIRECTORS' SHAREHOLDING IN THE COMPANY

TABLE 3B **SHARES/ ADRs HELD BY THE DIRECTORS AS ON MARCH 31, 2025**

Name	NUMBER OF SHARES HELD
Mr. K Satish Reddy[1]	8,57,38,125
Mr. G V Prasad[2]	9,60,95,920
Mr. Leo Puri	-
Ms. Shikha Sharma	-
Dr. K P Krishnan	-
Ms. Penny Wan	-
Mr. Arun M Kumar	-
Dr. Claudio Albrecht	-
Dr. Alpna Seth	-
Mr. Sanjiv Mehta	-

Note: the following are not included in the above table

[1] *Kallam Satish Reddy HUF holds 2,76,18,385 equity shares of ₹ 1 each of Dr. Reddy's Laboratories Limited.*

[2] *Gunupati Venkateswara Prasad HUF holds 1,27,17,090 equity shares of ₹ 1 each of Dr. Reddy's Laboratories Limited.*

MEETINGS OF THE BOARD

The Company plans and prepares the schedule of the Board and Board Committee meetings 18 to 24 months in advance. The schedule of meetings and their agenda is finalised in consultation with the Chairman of the Board, the Lead Independent Director and respective Committee Chairpersons. Agendas are circulated in advance with appropriate presentations, detailed notes, supporting documents and executive summaries. Our Board and Committee meetings typically comprise structured two-day sessions.

Under Indian laws, the Board of Directors must meet at least four times a year, with a maximum gap of 120 days between two board meetings. The Board met eight times during FY2025. The details of directors' attendance at the AGM and Board meetings are given in **Table 4**.

TABLE 4 **DIRECTORS' ATTENDANCE AT AGM AND BOARD MEETINGS DURING FY2025**

Name of the Directors	AGM on July 29, 2024	Board Meeting dates								Held during tenure	Attended	% of attendance
		1 25 April 2024	2 07 May 2024	3 19 May 2024	4 27 July 2024	5 05 Nov 2024	6 23 Jan 2025	7 10 Feb 2025	8 26 Mar 2025			
Mr. K Satish Reddy	P	VC	P	VC	P	P	P	VC	P	8	8	100
Mr. G V Prasad	P	VC	P	VC	P	P	P	VC	P	8	8	100
Ms. Kalpana Morparia[1]	VC	VC	P	VC	P	NA	NA	NA	NA	4	4	100
Mr. Leo Puri	VC	VC	P	VC	P	P	P	VC	VC	8	8	100
Ms. Shikha Sharma	VC	VC	P	VC	P	P	VC	VC	VC	8	8	100
Dr. K P Krishnan	VC	VC	P	VC	P	P	P	VC	VC	8	8	100
Ms. Penny Wan	VC	VC	P	VC	P	P	P	VC	P	8	8	100
Mr. Arun M Kumar	VC	VC	VC	VC	P	P	P	VC	P	8	8	100
Dr. Claudio Albrecht	VC	VC	P	VC	P	P	P	VC	VC	8	8	100
Dr. Alpna Seth	VC	VC	P	VC	P	P	P	VC	VC	8	8	100
Mr. Sanjiv Mehta	VC	VC	P	VC	P	P	VC	VC	VC	8	8	100
% attendance	**100**	**100**	**100**	**100**	**100**	**100**	**100**	**100**	**100**			

Note: VC attended through video conferencing. P attended physically. NA not applicable. .

[1] *Term ended on July 30, 2024, as an Independent Director*

INFORMATION GIVEN TO THE BOARD/COMMITTEES

Among others, the Company generally provides the following information to the Board and/or its Committees:

- Annual operating plans and budgets, capital budgets and other updates;
- Quarterly, half-yearly and annual financial results of the Company and its operating divisions or business segments;
- Detailed presentations on the progress in Research and Development (R&D) and new drug discoveries;
- Minutes of meetings of the Board, Audit Committee and other Committees of the Board;
- Succession planning of the Board members and Senior Management, and constitution of the Board Committees;
- Information on recruitment and remuneration of key executives below the Board level including Chief Financial Officer (CFO) and the Company Secretary and Senior Management;
- Significant regulatory matters concerning Indian or foreign regulatory authorities;
- Issues which involves possible public or product liability claims of a substantial nature, if any;
- Risk analysis of various products, markets and businesses;
- Detailed analysis of potential acquisition targets and possible divestments;
- Details of any joint venture or collaboration agreements;
- Transactions that involve substantial payment towards, or impairment of goodwill, brand equity or intellectual property;
- Significant sale of investments, subsidiaries, assets which are not in the normal course of business;
- Contracts/ arrangements in which Director(s) are interested and related party transactions;
- Materially important show cause, demand, prosecution and penalty notices, if any;
- Fatal or serious accidents or dangerous occurrences, if any;
- Significant effluent or pollution problems, if any;
- Material default in financial obligations to and by the Company or substantial non-payment for goods sold by the Company, if any;
- Significant labor problems and their proposed solutions, if any;
- Significant development in the human resources and industrial relations fronts;
- Quarterly details of foreign exchange exposure and the steps taken by management to limit the risks of adverse exchange rate movement;
- Non-compliance of any regulatory or statutory nature or listing requirements as well as shareholders' services such as non-payment of dividend and delays in share transfer, if any;
- Subsidiary companies' minutes, financial statements, significant transactions and investments;
- Significant transactions and arrangements;
- Review of policies and Board Committee Charter, as applicable to the Company;
- Review of the CSR projects/ programs, budget and its implementation;
- Disclosure of interest/ conflict and other statutory declaration by the Directors and Senior Management;
- BD/ restructuring related matters; and
- Review of the sustainability goals and targets, and progress made therein.

POST-MEETING FOLLOW-UP MECHANISM

Important decisions taken and suggestions made by the Board and its Committees are promptly communicated to the concerned departments or divisions. Action taken/ status reports on decisions/ suggestions of the previous meeting(s) are followed up and placed at the next meeting for information and further recommended actions, if any.

BOARD RETREAT

The Company organises Board retreat meeting of three days as part of annual strategy planning process to deliberate on various topics related to strategic planning, review of ongoing strategic initiatives, risks associated with the strategy execution and review of the need for new strategic programs to achieve the long-term objectives of the Company. The Board retreat meeting provides a platform for the Board members to bring their expertise to various strategic initiatives, while also providing an opportunity for them to understand detailed aspects of execution and challenges relating to the various business segments of the Company. During three days of Board retreat, detailed presentation is being made of the senior management covering key business segments of the Company and its subsidiaries.

During FY2025, the Board annual retreat was held from September 03, 2024, to September 05, 2024, at Pennsylvania, USA, where the Board along with management council deliberated on various strategic matters which included strategic plans for BUs, progress made from last updates, challenges and risks areas, industry insights, review of talents and other strategic business programs. This allows the Board members to interact closely with the senior leadership of the various business segments of the Company and its subsidiaries. Through the retreat Board members gets perspective and comprehensive update on various business strategic issues, opportunity to dedicate time for deeper strategic conversations.

NOMINATION, GOVERNANCE AND COMPENSATION (NGC) POLICY

On the recommendation of the NGCC, the Board of Directors amended the existing remuneration Policy with the Nomination, Governance and Compensation (NGC) Policy w.e.f. May 9, 2025. The NGC Policy outlines the role of NGCC, inter alia, determining the remuneration, appointment and removal of Directors, KMPs, SMPs and other employees, performance evaluation of directors, succession planning and other Board Governance matters defined under the policy. Following are the salient features of the Policy:

- Set over principles, parameters and governance framework for appointment, remuneration and removal of Directors, KMPs, SMPs and other employees.
- Assist the Board to fulfil its responsibility towards attracting, retaining, and motivating the directors, KMPs, SMPs and other employees through competitive and reasonable remuneration in line with the corporate and individual performance.
- Oversees the Board related governance including conflict of interest matters and other governance matters which are not assigned to any specific committee of the Board and connect to the culture or people of the organisation.

In line with the provisions of the Act and the SEBI Listing Regulations, the NGC Policy is available on the website at https://www.drreddys.com/cms/cms/sites/default/files/2025-05/Nomination%2C%20Governance%20%26%20Compensation%20Policy.pdf.

DIRECTORS' REMUNERATION

The Company's Nomination, Governance and Compensation Policy for the remuneration of Directors, Key Managerial Personnel (KMP), Senior Management Personnel (SMP) and other employees, lays down principles and parameters to ensure that remunerations are competitive, reasonable, and in line with corporate and individual performance.

Executive Directors are appointed/ reappointed by members' resolution for a period of five years. No severance fee is payable to them. Except for the commission payable, all other components of remuneration to the Executive Directors are fixed in line with the Company's policies. Their annual remuneration, including commission based on standalone net profits of the Company, is recommended by the NGCC to the Board for its consideration. While recommending such a commission, the NGCC also takes into account the overall corporate performance in a given year and the Key Performance Indicators (KPIs). The remuneration is within the limits approved by members. Perquisites and retirement benefits are paid in accordance with the Company's compensation policies, as applicable to all employees. The Company, in compliance with Section 197 of the Act, and the SEBI Listing Regulations, has not granted any stock options to the Executive Directors.

Independent Directors are entitled to receive remuneration by way of commission and sitting fees, based on the standalone net profits of the Company and reimbursement of any expenses for attending meetings of the Board and its Committees. Such remuneration is in conformity with the provisions of the Act and has been considered and approved by the Board and within limits approved by the members of the Company. The Company, in compliance with Section 197 of the Act, and the SEBI Listing Regulations, has not granted any stock options to independent directors since FY2013. Remuneration paid or payable to the directors for FY2025 is given in **Table 5**.

TABLE 5 REMUNERATION PAID OR PAYABLE TO THE DIRECTORS FOR FY2025 (AMOUNT IN ₹ MN)

Name	Salaries[1]	Perquisites[1]	Overseas travel compensation	Commission[2]	Total
Mr. K Satish Reddy	23.74	4.49	-	90	118.23
Mr. G V Prasad	23.74	4.60	-	160	188.33
Ms. Kalpana Morparia[3]	-	-	-	6.34	6.34
Mr. Leo Puri	-	-	3.42	16.72	20.14
Ms. Shikha Sharma	-	-	-	14.86	14.86
Dr. K P Krishnan	-	-	-	15.71	15.71
Ms. Penny Wan	-	-	4.28	14.43	18.71
Mr. Arun M Kumar	-	-	3.42	15.72	19.14
Dr. Claudio Albrecht	-	-	3.42	14.86	18.28
Dr. Alpna Seth	-	-	3.42	14.43	17.85
Mr. Sanjiv Mehta	-	-	-	15.57	15.57

Note:

[1]Salary and perquisites include house rent allowance, medical reimbursement for self and family according to the rules of the Company,

leave travel assistance, leave encashment, superannuation perk and other perquisites. All these benefits are fixed in nature. Service contract, severance fee and notice period of the Executive Directors are as per the Company's Policy.

[2]Executive Directors- payment of commission is variable and based on the percentage of net profit calculated according to Section 198 of the Act. In terms of the approval given by the members of the Company, each of the Executive Directors was entitled to receive 0.75% of the net profits of the Company, i.e. upto ₹ 552.33 mn, each. However, in line with approval given by the members of the Company, the Board, on the recommendation of the NGCC, has approved commission for the Executive Directors, i.e. ₹ 90 mn for Mr. K Satish Reddy and ₹ 160 mn for Mr. G V Prasad, as mentioned above.

Independent Directors – payment of remuneration is variable and based on the percentage of net profit calculated according to Section 198 of the Act. In terms of Section 197 of the Act and the approval given by the members of the Company, the Independent Directors are entitled to get remuneration, collectively up to 1% of the net profits of the Company, every year, computed in the manner referred to in Section 198 of the Act, in such proportion/ manner as may be determined by the Board, in addition to the payment of sitting fees and reimbursement of expenses, if any, to the Directors for attending the meetings of the Board of Directors or Committees thereof. Therefore, the Independent Directors were entitled to get remuneration upto ₹ 736 mn, collectively, for the FY2025, i.e. 1% of the net profits of the Company under Section 198 of the Act. However, in line with approval given by the members of the Company, the Board has approved remuneration to Independent Directors for FY2025, amounting to ₹ 147 mn, collectively. As approved by the Board, the commission for the Independent Directors has been ascertained in the following manner:

Remuneration heading	Amount in USD	Amount in ₹ Million
Fixed commission	148,500	12.7
Additional remuneration to Lead Independent Director	25,000	2.1
Additional remuneration to Chairperson of the Audit Committee	25,000	2.1
Additional remuneration to Chairperson of Science, Technology and Operations Committee; Nomination, Governance and Compensation Committee; Risk Management Committee; Sustainability and Corporate Social Responsibility Committee; and Stakeholders' Relationship Committee	15,000	1.3
Additional remuneration to Members of the Audit Committee, Science, Technology and Operations Committee; Nomination, Governance and Compensation Committee; Risk Management Committee; Sustainability and Corporate Social Responsibility Committee; and Stakeholders' Relationship Committee	10,000	0.8
Overseas travel compensation for Directors resident outside India (travelling for each Board Meeting)	10,000	0.8

The remuneration to the Independent Directors are proportionate to their period of office as director or as Chair or member of the respective Committee.

Apart from receiving the above remuneration, the Independent Directors do not have any pecuniary relationship or transaction with the Company.

[3] Remuneration for part of the year, term ended on July 30, 2024

INDEPENDENT DIRECTORS

Independent Directors of the Company head the following Board Committee functions, as on March 31, 2025:

- Mr. Arun M Kumar: Chairperson of the Audit committee. He is also the financial expert and Chief Ombudsperson for the Company's Whistle-Blower Policy;
- Mr. Leo Puri: Lead Independent Director; Chairperson of Stakeholders' Relationship Committee,
- Mr. Sanjiv Mehta: Chairperson of Nomination, Governance and Compensation Committee;
- Ms. Shikha Sharma: Chairperson of Risk Management Committee;
- Dr. K P Krishnan: Chairperson of Sustainability and Corporate Social Responsibility Committee;
- Dr. Claudio Albrecht: Chairperson of Science, Technology and Operations Committee.

COMMITTEES OF THE BOARD

The Company has seven Board-level Committees. The composition of the various Board committees, inducting/ appointing members/ chairperson and making changes therein are approved by the Board. The Chairman of the Board, in consultation with Lead Independent Director, Company Secretary and the respective Committee Chairperson, determines the frequency of the Committee meetings. The recommendations of the Committees are submitted to the Board for approval. During the year, all recommendations of the Committees were approved by the Board. The quorum for meetings is the higher of two members or one-third of the total number of members of the Committee. The details of the Committees and its members are given in the next table:

Board Committees

Audit Committee
- Mr. Arun M Kumar, Independent Director – Chairperson
- Ms. Shikha Sharma, Independent Director – Member
- Dr. K P Krishnan, Independent Director – Member
- Ms. Penny Wan, Independent Director- Member

Nomination, Governance and Compensation Committee
- Mr. Sanjiv Mehta, Independent Director – Chairperson
- Dr. K P Krishnan, Independent Director – Member
- Mr. Arun M Kumar, Independent Director – Member
- Mr. Leo Puri, Independent Director – Member

Sustainability and CSR Committee
- Dr. K P Krishnan, Independent Director – Chairperson
- Mr. G V Prasad, Co-Chairman and Managing Director – Member
- Mr. Satish Reddy, Chairman – Member
- Mr. Sanjiv Mehta, Independent Director – Member

Science, Technology and Operation Committee
- Dr. Claudio Albrecht, Independent Director – Chairperson
- Mr. Leo Puri, Independent Director – Member
- Dr. Alpna Seth, Independent Director – Member
- Mr. Sanjiv Mehta, Independent Director – Member

Risk Management Committee
- Ms. Shikha Sharma, Independent Director – Chairperson
- Ms. Penny Wan, Independent Director – Member
- Dr. Claudio Albrecht, Independent Director – Member
- Dr. Alpna Seth, Independent Director – Member

Stakeholder's Relationship Committee
- Mr. Leo Puri, Independent Director – Chairperson
- Mr. G V Prasad, Co-Chairman and Managing Director – Member
- Mr. Satish Reddy, Chairman – Member

Banking, Authorisations and Allotment Committee (formerly known as Banking and Authorisations Committee)
- Mr. K Satish Reddy, Chairman – Chairperson of the Committee
- Mr. G V Prasad, Co-Chairman and Managing Director – Member

Note: Status as on March 31, 2025

AUDIT COMMITTEE



Mr. Arun M Kumar
Chairperson of the Committee
Independent Director

Members

Dr. K P Krishnan	Independent Director
Ms. Shikha Sharma	Independent Director
Ms. Penny Wan	Independent Director

The management is responsible for the Company's internal controls and the financial reporting process while the Statutory Auditors are responsible for performing independent audits of the Company's financial statements in accordance with generally accepted auditing practices and for issuing reports based on such audits. The Board of Directors has entrusted the Audit Committee with the responsibility to supervise these processes and ensure adequate, accurate and timely disclosures that maintain the transparency, integrity and quality of financial control and reporting.

The primary functions of the audit committee, inter alia, are to:

- Supervise the financial reporting process;
- Review of the financial statements, in particular the investments, if any, made by unlisted subsidiary companies

- Review the quarterly and annual financial statements/ results before placing them to the board along with audit/ limited review report, related disclosures and filing requirements;
- Review the adequacy of internal controls in the Company, including the plan, scope and performance of the internal audit function;
- Discuss with management the Company's major policies with respect to risk assessment and risk management;
- Hold discussions with Statutory Auditors on the nature, scope and process of audits and any views that they have about the financial control and reporting processes;
- Ensure compliance with accounting standards and with listing requirements with respect to the financial statements;
- Recommend the appointment and removal of external auditors and their remuneration;
- Recommend the appointment of auditors;
- Review the independence of auditors;
- Ensure that adequate safeguards have been taken for legal compliance for the Company and its subsidiaries;
- Review the financial statements, in particular, investments made by all the subsidiary companies and their significant transactions;
- Review and approval of related party transactions;
- Review of rationale, cost-benefits and impact of schemes involving merger, demerger, amalgamation etc., on the Company and its shareholders;
- Review the functioning of whistle-blower mechanism;
- Review the implementation of applicable provisions of the Sarbanes-Oxley Act, 2002;
- Scrutinise inter-corporate loans and investments;
- Examine the valuation of undertakings or assets of the Company, wherever necessary;
- Review compliances undertaken under the regulations for prohibition of insider trading;
- Review the sexual harassment complaints and outcome of investigations, if any;
- Evaluate internal financial controls;
- Review suspected fraud, if any, committed against the Company;
- Review compliance with provisions of SEBI (Prohibition of Insider Trading) Regulations, 2015, and verify that the internal controls systems for ensuring compliance with these regulations are adequate and effective; and
- All other functions as prescribed under the Act and SEBI Listing Regulations.

The detailed terms of reference is given in the Audit Committee Charter available on the website of the Company at https://www.drreddys.com/cms/cms/sites/default/files/static/audit-committee-charter.pdf

The Audit Committee comprises entirely of Independent Directors. All members are financially literate and bring in expertise in the fields of finance, economics, strategy and management. As on March 31, 2025, the Audit Committee comprises of Mr. Arun M Kumar (Chairperson), Ms. Penny Wan, Ms. Shikha Sharma, Dr K P Krishnan, as members. Ms. Kalpana Morparia ceased as Member of the Audit Committee consequent to end of her term as Independent Director on July 30, 2024. Ms. Penny Wan inducted as a Member of the Committee with effect from July 31, 2024. The Audit Committee composition complies with the requirements of the Act and the SEBI Listing Regulations.

Under the Indian laws, the Audit Committee shall meet at least four times in a year, with a maximum gap of 120 days between two meetings. The Audit Committee met 6 times during the year, the details of the meetings held and attendance therein are given in **Table 6**. The maximum gap between any two meetings didn't exceeded 120 days. During the year, the Audit Committee met representatives of Statutory Auditors, Secretarial Auditors and Cost Auditor without the presence of the management. The Chairperson of the Audit Committee briefed the Committee about the discussion held. The Committee also met the key members of the finance team, Chief Compliance Officer ("CCO") and Chief Internal Auditor ("CIA") along with the Chairperson and the Chief Financial Officer ("CFO") to discuss matters relating to audit, assurance and accounting.

In addition, the Chairperson of the Audit Committee and other members met to review other processes, particularly the internal control mechanisms to prepare for certification under Section 404 of the Sarbanes-Oxley Act, 2002, and subsidiary governance oversight.

The Chairperson, CFO and CIA are permanent invitees to all the Audit Committee meetings. The representatives of Statutory Auditors are also present at such meetings. The Company Secretary officiates as the Secretary of the Audit Committee.

Audit Committee meetings are preceded by pre-Audit Committee meeting/conference calls with the Committee members, the CFO, CCO, the internal audit and compliance teams, external auditors and other key finance personnel of the Company. During these calls, key audit related matters are discussed and items that need further face-to-face discussion at the Audit Committee meetings are identified.

The Internal and Statutory Auditors of the Company discuss their findings and updates, and submit their views to the Committee. Separate discussions are held with the internal auditors to focus on compliance issues and to conduct detailed reviews of the processes and internal controls in the Company. Permissible non audit related services undertaken by the Statutory and Independent Auditors are also pre-approved by the Committee. The Audit Committee also reviews the performance and remuneration of the CIA and CCO.

Table 6 gives the composition and attendance record of the committee, and its report is enclosed as **Exhibit 1** to this chapter.

TABLE 6 AUDIT COMMITTEE MEMBERSHIP AND ATTENDANCE IN FY2025

Name of the Independent Directors	Position	Audit Committee meeting dates						Held during tenure	Attended	% of attendance
		1	2	3	4	5	6			
		April 25, 2024	May 06, 2024	July 27, 2024	Nov 05, 2024	Jan 23, 2025	Mar 25, 2025			
Mr. Arun M Kumar	Chairperson	Video conferencing	Video conferencing	Physically	Physically	Physically	Physically	6	6	100
Ms. Kalpana Morparia[1]	Member	Video conferencing	Physically	Physically	NA	NA	NA	3	3	100
Ms. Shikha Sharma	Member	Video conferencing	Physically	Physically	Physically	Video conferencing	Video conferencing	6	6	100
Dr. K P Krishnan	Member	Video conferencing	Physically	Physically	Physically	Physically	Physically	6	6	100
Ms. Penny Wan[2]	Member	NA	NA	NA	Physically	Physically	Physically	3	3	100
% attendance		**100**	**100**	**100**	**100**	**100**	**100**			

Note: attended through video conferencing. attended physically. NA not applicable.

[1] Ceased as the Member of the Audit Committee on July 30, 2024

[2] Inducted as member of the Audit Committee with effect from July 31, 2024

NOMINATION, GOVERNANCE AND COMPENSATION COMMITTEE



Mr. Sanjiv Mehta
Chairperson of the Committee
Independent Director

Members

Mr. Leo Puri	Independent Director
Dr. K P Krishnan	Independent Director
Mr. Arun M Kumar	Independent Director

The Nomination, Governance and Compensation Committee (NGCC) entirely consists of Independent Directors. As on March 31, 2025, the NGCC comprises of Mr. Sanjiv Mehta (Chairperson), Dr. K P Krishnan, Mr. Arun M Kumar and Mr. Leo Puri as members. Ms. Kalpana Morparia ceased as Chairperson and member of the Committee consequent to end of her term as Independent Director on July 30, 2024 hence Mr. Sanjiv Mehta is appointed as Chairperson of the committee with effect from July 31, 2024. The NGCC composition complies with the requirements of the Act and the SEBI Listing Regulations. Its primary functions, inter alia, are to:

- Examine the structure, composition and functioning of the Board, and recommend changes, as necessary, to improve the Board's effectiveness, oversee the evaluation of the Board and formulation of criteria for such evaluation;
- Formulate policies on the remuneration of Directors, KMP and other employees and on Board diversity;
- Assess the Company's policies and processes in key areas of corporate governance, other than those explicitly assigned to other Board Committees, with a view to ensure that the Company is at the forefront of good governance;
- Regularly examine ways to strengthen organisational health, by improving hiring, retention, motivation, development, deployment and behavior of management

and other employees. In this context, the NGCC also reviews the framework and processes for motivating and rewarding performance at all levels of the organisation, the resulting compensation awards, and makes appropriate proposals for Board approval. In particular, it recommends all forms of compensation payable to the Executive Directors, KMP and Senior Management of the Company;

- Review the sexual harassment complaints, the outcome of investigations, if any, and awareness initiatives as referred by the Audit Committee; and
- Review the Company's ESOP Schemes and recommend changes as necessary and also administering the ESOP Schemes and Dr. Reddy's Employees ESOS Trust.

The detailed terms of reference are given in the NGCC Charter available on the website of the Company https://www.drreddys.com/cms/cms/sites/default/files/static/ngc-committee-charter.pdf

The Head of Human Resources (HR) makes periodic presentations to the NGCC on organisation structure, talent management, leadership, succession, diversity, performance appraisals, increments, performance bonus recommendations and other HR matters.

The NGCC met four times during the year. The Co-Chairman and Managing Director is a permanent invitee to all the NGCC meetings. The Head of HR officiates as the Secretary of the Committee.

Table 7 gives the composition and attendance record of the NGCC, and its report is enclosed as **Exhibit 2** to this chapter.

TABLE 7 NOMINATION, GOVERNANCE AND COMPENSATION COMMITTEE (NGCC) MEMBERSHIP AND ATTENDANCE IN FY2025

Name of the Independent Directors	Position	NGCC Committee meeting dates 1 May 06, 2024	2 May 7, 2024	3 Nov 4, 2024	4 Jan 22 2025	Held during tenure	Attended	% of attendance
Mr. Sanjiv Mehta[1]	Chairperson	Physically	Physically	Physically	Video conferencing	4	4	100
Ms. Kalpana Morparia[2]	Chairperson	Physically	Physically	NA	NA	2	2	100
Dr. K P Krishnan	Member	Physically	Physically	Physically	Physically	4	4	100
Mr. Arun M Kumar	Member	Video conferencing	Video conferencing	Physically	Physically	4	4	100
Mr. Leo Puri	Member	Physically	Physically	Physically	Physically	4	4	100
% attendance		100	100	100				

Note: [video icon] attended through video conferencing. [person icons] attended physically. NA not applicable.

[1] Appointed as Chairperson with effect from July 31, 2024

[2] Ceased as the Chairperson and Member of the NGCC Committee on July 30, 2024

SCIENCE, TECHNOLOGY AND OPERATIONS COMMITTEE



Dr. Claudio Albrecht
Chairperson of the Committee
Independent Director

Members

Mr. Leo Puri	Independent Director
Dr. Alpna Seth	Independent Director
Mr. Sanjiv Mehta	Independent Director

The Science, Technology and Operations Committee ("STOC") of the Board entirely comprises of Independent Directors.

As on March 31, 2025 the STOC comprises of Dr. Claudio Albrecht (Chairperson), Mr. Leo Puri, Dr. Alpna Seth and Mr. Sanjiv Mehta, as members. Ms. Penny Wan ceased to be member of the committee with effect from July 31, 2024.

Its primary functions, *inter alia*, are to:

- Review scientific, medical and technical matters and operations involving the Company's development and discovery programs (generic and proprietary), including major internal projects and business development opportunities;
- Review and monitor management's actions in the creation of valuable intellectual property (IP);
- Review the safety and quality of the Company's operations;
- Review the status of non-infringement patent challenges;
- Review and monitor management's actions and plans in building and nurturing science in the organisation in line with the Company's business strategy; and
- Review risk disclosure statements in any public documents or disclosures, where applicable.

The detailed terms of reference is given in the STOC Charter available on the website of the Company https://www.drreddys.com/cms/cms/sites/default/files/static/sto-committee-charter.pdf

The Co-Chairman and Managing Director and Chief Executive Officer (CEO) are permanent invitees to STOC meetings. Officials heading IPDO, GMO, quality, PSAI and biologics are also invited to the meetings. The Head of IPDO acts as Secretary of the STOC.

The Committee met four times during the year.

Table 8 gives the composition and attendance record of the committee, and its report is enclosed as **Exhibit 3** to this chapter.

TABLE 8 SCIENCE, TECHNOLOGY AND OPERATIONS COMMITTEE (STOC) MEMBERSHIP AND ATTENDANCE IN FY2025

Name of the Independent Directors	Position	STOC Committee meeting dates 1 May 07, 2024	2 July 26, 2024	3 Nov 04, 2024	4 Jan 22, 2025	Held during tenure	Attended	% of attendance
Dr. Claudio Albrecht	Chairperson	Physically	Physically	Physically	Physically	4	4	100
Mr. Leo Puri	Member	Physically	Physically	Physically	Physically	4	4	100
Ms. Penny Wan[1]	Member	Physically	Physically	NA	NA	2	2	100
Dr. Alpna Seth	Member	Physically	Physically	Physically	Physically	4	4	100
Mr. Sanjiv Mehta	Member	Physically	Physically	Physically	Video conferencing	4	4	100
% attendance		100	100	100	100			

Note: [video icon] attended through video conferencing. [person icons] attended physically. NA not applicable

[1] Ceased to be member with effect from July 31, 2024

RISK MANAGEMENT COMMITTEE



Ms. Shikha Sharma
Chairperson of the Committee
Independent Director

Members

Ms. Penny Wan	Independent Director
Dr. Claudio Albrecht	Independent Director
Dr. Alpna Seth	Independent Director

The Risk Management Committee consists entirely of Independent Directors. As on March 31, 2025, the Risk Management Committee comprises of Ms. Shikha Sharma (Chairperson), Ms. Penny Wan, Dr. Claudio Albrecht and Dr. Alpna Seth, as members. Risk Management Committee's composition complies with the requirements of the Act and the SEBI Listing Regulations. Its key functions, inter alia, are to:

- To formulate a detailed risk management policy which shall include:

(a) A framework for identification of internal and external risks specifically faced by the Company, including financial, operational, sectoral, sustainability (particularly, ESG related risks), information, cyber security risks or any other risk as may be determined by the Committee.

(b) Measures for risk mitigation including systems and processes for internal control of identified risks.

(c) Business continuity plan.

- To ensure that appropriate methodology, processes and systems are in place to monitor and evaluate risks associated with the business of the Company;
- To monitor and oversee implementation of the risk management policy, including evaluating the adequacy of risk management systems;
- To periodically review the risk management policy, at least once in two years, including by considering the changing industry dynamics and evolving complexity;
- To keep the Board of Directors informed about the nature and content of its discussions, recommendations and actions to be taken; and
- The appointment, removal and terms of remuneration of the Chief Risk Officer shall be subject to review by the Risk Management Committee.

The detailed terms of reference is given in the Risk Management Committee Charter available on the website of the Company https://www.drreddys.com/cms/cms/sites/default/files/static/RMC%20Committee%20Charter.pdf

The Company has in place an Enterprise-wide Risk Management (ERM) system. The Risk Management Committee oversees and reviews the risk management framework as well as the assessment of risks, their management and mitigation procedures. The Committee reports its findings and observations to the Board. A section on risk management practices of the Company under the ERM framework forms a part of the chapter on Management Discussion and Analysis as well as in the initial section in this Integrated Annual Report.

The Chairman, Chief Executive Officer (CEO), Chief Financial Officer (CFO), Chief Internal Auditor (CIA) and the Chief Compliance Officer (CCO) are permanent invitees to all Risk Management Committee meetings. The Board has appointed Chief Risk Officer (CRO) in terms of the provisions of the SEBI Listing Regulations. The CRO officiates as the Secretary of the Risk Management Committee or in absence of the CRO, Chief Financial Officer officiates as the Secretary of the Risk Management Committee. The Risk Management Committee met three times during the year FY2025.

Table 9 gives the composition and attendance record of the Committee, and its report is enclosed as **Exhibit 4** to this chapter.

TABLE 9 RISK MANAGEMENT COMMITTEE (RMC) MEMBERSHIP AND ATTENDANCE IN FY2025

Name of the Independent Directors	Position	RMC meeting dates			Held during tenure	Attended	% of attendance
		1	2	3			
		May 06, 2024	Nov 4, 2024	Jan 22, 2025			
Ms. Shikha Sharma	Chairperson	Physical	Physical	Video	3	3	100
Ms. Penny Wan	Member	Physical	Physical	Physical	3	3	100
Dr. Claudio Albrecht	Member	Physical	Physical	Physical	3	3	100
Dr. Alpna Seth	Member	Physical	Physical	Physical	3	3	100
% attendance		100	100	100			

Note: [video icon] attended through video conferencing. [person icons] attended physically. NA not applicable

STAKEHOLDERS' RELATIONSHIP COMMITTEE



Mr. Leo Puri
Chairperson of the Committee
Independent Director

Members

Mr. G V Prasad	Co-Chairman and Managing Director
Mr. Satish Reddy	Chairman

The Stakeholders' Relationship Committee consists of three directors, including two Executive Directors. The Chairperson of the Stakeholders' Relationship Committee is an Independent Director. As on March 31,2025, the Stakeholders' Relationship Committee comprises of Mr. Leo Puri (Chairperson), Mr. G V Prasad and Mr. K Satish Reddy, as members. Ms. Kalpana Morparia ceased to be the Chairperson of the Committee w.e.f July 30, 2024 due to her retirement as Independent Director of the Company and Mr. Leo Puri was inducted as Chairperson of the Committee w.e.f July 31, 2024. The Committee's composition complies with the requirements of the Act and the SEBI Listing Regulations.

The Stakeholders' Relationship Committee is empowered to perform the functions of the Board relating to the handling of queries and grievances of security holders. It primarily focuses on:

- Review investor complaints and their redressal;
- Review measures taken for effective exercise of voting rights by shareholders;
- Review work done by the share transfer agent including adherence to the service standards;
- Review of corporate actions related to security holders;
- Review investor engagement plans/ initiatives and movement in shareholdings and ownership structure; and
- Review initiatives for reduction of quantum of unclaimed dividends and ensure timely receipt of dividend/ annual report/statutory notices by the shareholders.

The detailed terms of reference is given in the Stakeholders' Relationship Committee Charter available on the website of the Company https://www.drreddys.com/cms/cms/sites/default/files/static/src-committee-charter.pdf

The Company Secretary officiates as the Secretary of the Stakeholders' Relationship Committee and is also designated as the Compliance Officer in terms of the SEBI Listing Regulations and as a Nodal Officer under IEPF Rules. An analysis of investor queries and complaints received and responded/addressed during the year is given in the chapter on Additional Shareholders' Information.

The Stakeholders' Relationship Committee also advises the Company on various shareholders' related matters. The Committee met four times during the year FY2025.

Table 10 gives the composition and attendance record of the Committee, and its report is enclosed as **Exhibit 5** to this chapter.

TABLE 10 STAKEHOLDER'S RELATIONSHIP COMMITTEE (SRC) MEMBERSHIP AND ATTENDANCE IN FY2025

Name of the Directors	Position	SRC Committee meeting dates				Held during tenure	Attended	% of attendance
		1	2	3	4			
		May 06, 2024	July 26, 2024	Nov 04, 2024	Jan 22, 2025			
Mr. Leo Puri[1]	Chairperson	NA	NA	Physical	Physical	2	2	100
Ms. Kalpana Morparia[2]	Chairperson	Physical	Physical	NA	NA	2	2	100
Mr. G V Prasad	Member	Physical	Physical	Physical	Physical	4	4	100
Mr. K Satish Reddy	Member	Physical	Physical	Physical	Physical	4	4	100
% attendance		100	100	100	100			

Note: [video icon] attended through video conferencing. [person icons] attended physically. NA not applicable.

[1] Appointed as Chairperson and Member of the Committee with effect from July 31,2024.

[2] Ceased to be the Chairperson and Member of the Committee on July 30, 2024.

SUSTAINABILITY AND CORPORATE SOCIAL RESPONSIBILITY (SCSR) COMMITTEE



Dr. K P Krishnan
Chairperson of the Committee
Independent Director

Members

Mr. Sanjiv Mehta	Independent Director
Mr. G V Prasad	Co-Chairman and Managing Director
Mr. Satish Reddy	Chairman

As on March 31, 2025, the Committee consists of four directors, including two executive directors. The Chairperson of the Committee is an Independent Director. As on March 31, 2025, the SCSR Committee comprises of Dr. K P Krishnan (Chairperson), Mr. G V Prasad, Mr. K Satish Reddy and Mr. Sanjiv Mehta, as members. Ms. Kalpana Morparia ceased to be the member of the committee with effect from July 30, 2024 as her term of Independent Director has ended. The SCSR Committee composition complies with the requirements of the Act. The SCSR Committee's primary functions are to:

- Formulate, review and recommend to the board, a CSR policy indicating the activities to be undertaken by the Company as specified in schedule VII of the Act;
- Recommend the amount of expenditure to be incurred on the initiatives as per the CSR policy;
- Provide guidance on various CSR initiatives undertaken by the Company and monitor implementation and adherence to the CSR programs and policy of the Company from time to time;
- Recommend to the Board an annual CSR action plan delineating the CSR projects or programmes to be undertaken during the financial year;
- Appoint an independent agency/firm to carry out impact assessment study, if any.
- To review the sustainability and other environment, social and governance related vision & goals of the Company on an ongoing basis.
- To review and provide oversight over the Company's programs, policies, practices, and strategies related to sustainability.
- To review sustainability and ESG disclosures.
- To act as nodal committee for guidance on sustainability and overall ESG goals and to review and monitor progress and all other matters incidental thereto.

The detailed terms of reference is given in the SCSR Committee Charter available on the website of the Company https://www.drreddys.com/cms/cms/sites/default/files/static/SCSR-Committee-Charter-19052022.pdf

The SCSR committee met four times during the year. The Company Secretary officiates as the Secretary of the Committee.

Table 11 gives the composition and attendance record of the Committee, and its report is enclosed as **Exhibit 6** to this chapter.

TABLE 11 SUSTAINABILITY AND CORPORATE SOCIAL RESPONSIBILITY (SCSR) COMMITTEE MEMBERSHIP AND ATTENDANCE IN FY2025

Name of the Directors	Position	SCSR Committee meeting dates				Held during tenure	Attended	% of attendance
		1 May 06, 2024	2 July 26, 2024	3 Nov 04, 2024	4 Jan 22, 2025			
Dr. K P Krishnan	Chairperson	attended physically	attended physically	attended physically	attended physically	4	4	100
Ms. Kalpana Morparia[1]	Member	attended physically	attended physically	NA	NA	2	2	100
Mr. G V Prasad	Member	attended physically	attended physically	attended physically	attended physically	4	4	100
Mr. K Satish Reddy	Member	attended physically	attended physically	attended physically	attended physically	4	4	100
Mr. Sanjiv Mehta	Member	attended physically	attended physically	attended physically	attended through video conferencing	4	4	100
% attendance		100	100	100	100			

Note: attended through video conferencing. attended physically. NA not applicable.

[1] *Ceased as member of the Committee with effect from July 30, 2024.*

BANKING, AUTHORISATIONS AND ALLOTMENT COMMITTEE[1]



Mr. K Satish Reddy
Chairperson of the Committee
Chairman

Members

Mr. G V Prasad	Co-Chairman and Managing Director

The Banking, Authorisations and Allotment Committee (formerly known as Banking and Authorisations Committee) authorised to deal with day-to-day business operations such as banking, treasury, insurance, excise, customs, administration and dealing with other government/ non-government authorities, allotment of ESOPs shares in terms of the grants approved by the NGCC or such other terms of reference as may be delegated by the Board from time to time. It consists of two Executive Directors, Mr. K Satish Reddy, Chairman and Mr. G V Prasad, Co-Chairman and Managing Director. The Committee met 7 times during the year on May 07, 2024, July 27, 2024, January 06, 2025, January 23, 2025, February 14, 2025, March 06, 2025 and March 26, 2025. The Company Secretary officiates as the Secretary of the Committee. Both the Executive Directors attended all the meeting of the Committee.

[1] *Name of the Banking, Authorisations and Allotment Committee changed w.e.f. January 23, 2025.*

OTHER BOARD MATTERS

CAPITAL EXPENDITURES (CAPEX)

The Board approves the annual capex budget in line with the Company's long-term strategy. An internal management committee approves all capex investments within the annual capex budget approved by the Board. An update on key capex approvals (and their relevant details) granted by the internal management committee is provided to the Board.

COMPLIANCE REVIEWS

The Chief Compliance Officer (CCO) and a full-fledged compliance team are engaged to oversee compliance activities. The Company's compliance status is periodically updated to the Senior Management team and presentations are given in the quarterly Audit Committee and Risk Management Committee meetings. When pertinent, these are also shared with all Board members.

STATUTORY COMPLIANCE MONITORING TOOL

The Company has in place a web-based Statutory Compliance Monitoring Tool which has been implemented to streamline and manage compliance tracking of all the statutory & legal compliances needs to be followed by the Company and provides the necessary assurance to the Board.

COBE AND VIGIL MECHANISM

The Company has adopted a Code of Business Conduct and Ethics ('COBE' or the 'Code'), which applies to all Directors and employees of the Company, its subsidiaries and affiliates. It is the responsibility of all Directors and employees to familiarise themselves with this Code and comply with its standards. The Directors and the Senior Management Personnel of the Company annually affirm compliance with the Code. A declaration of the Chief Executive Officer of the Company to this effect is enclosed as **Exhibit 7** to this chapter.

The Company has an Ombudsperson Policy (Whistle-Blower or Vigil Mechanism) to report concerns on actual or suspected violations of the Code. The Audit Committee Chairperson is the Chief Ombudsperson. Concerns raised to the Company and their resolution are reported through the Chief Ombudsperson to the Audit Committee and where applicable, to the Board. During FY2025, no personnel has been denied access to the Audit Committee on ombudsperson issues.

The COBE and Ombudsperson Policy are available on the Company's website at https://www.drreddys.com/investors/governance/code-of-business-conduct-and-ethics-cobe/#governance and https://www.drreddys.com/cms/cms/sites/default/files/2021-12/Ombudsperson.pdf

RELATED PARTY TRANSACTIONS

We have adequate procedures to identify and monitor related party transactions. All transactions with related parties are placed before the Audit Committee for review and approval. The related party transactions are also placed before the Board for review and noting/ approval, as appropriate. Transactions entered into with related parties during the financial year were on arm's length pricing basis and in the ordinary course of business. The details of related party transactions are discussed in note 2.24 to the standalone financial statements. The Company's Policy on Materiality of the Related Party Transactions and dealing with the Related Party Transactions ("RPT Policy") is amended during the year

and available on the Company's website: https://drreddys.com/cms/sites/default/files/media-library//Policy%20on%20Materiality%20of%20Related%20Party%20Transactions%20and%20Dealing%20with%20Related%20Party%20Transactions%20%281%29.pdf

Directors who are interested in the related party transaction agenda were not present for discussion and voting on such related party transactions. Furthermore, the transactions wherein Directors or their relatives are interested, other than subsidiaries and joint venture, are reviewed by an independent chartered accountant.

SUBSIDIARY COMPANIES

The Audit Committee reviews the financial statements of the subsidiaries. It also reviews the investments made by such subsidiaries, the statement of all significant transactions and arrangements entered into by subsidiaries and the compliances of each materially significant subsidiary on a periodic basis. The Audit Committee also reviews the utilisation of loans/ advances/ investments given by the Company to its subsidiaries. The minutes of board meetings of the subsidiary companies are placed before the board for review. The Company has also established a Group Governance Policy for monitoring the governance of its subsidiaries.

In compliance of Regulation 24(1) of the SEBI Listing Regulations, Mr. Arun M Kumar, Independent Director of the Company, was appointed as a Director on the Board of Dr. Reddy's Laboratories Inc. (USA).

The details of material subsidiaries of the Company as required under the SEBI Listing Regulations, is given in **Table 12**:

TABLE 12 DETAILS OF MATERIAL SUBSIDIARIES

Sl. No.	Name of Material Subsidiary	Date of Incorporation	Place of Incorporation	Name and date of Appointment of Statutory Auditors
1.	Dr. Reddy's Laboratories Inc.	May 13, 1992	USA	**Ernst & Young Associates LLP** Date of appointment - January 8, 2025
2.	Dr. Reddy's Laboratories SA	April 16, 2007	Switzerland	**Ernst & Young** Date of appointment - May 6, 2024
3.	Dr. Reddy's Laboratories LLC	April 05, 2003	Russia	**TSATR – Audit services LLC** Date of appointment - April 29, 2024
4.	Reddy Holding GmbH	February 01, 2006	Germany	**Wirtschaftsprüfung Hall** Date of appointment - October 18, 2024

The Company's policy for determining material subsidiaries is amended during the year and available on the Company's website: https://drreddys.com/cms/sites/default/files/media-library//Policy%20for%20determining%20of%20material%20subsidiaries%20%282%29.pdf

During the FY2025, the Company and its subsidiaries have not given any loan and advances in the nature of loans to firms/ companies in which directors are interested.

DISCLOSURE ON ACCOUNTING TREATMENT

In the preparation of financial statements for FY2025, there is no treatment of any transaction which is different from that prescribed in the Indian Accounting Standards notified by the Government of India under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014, and the Companies (Indian Accounting Standards) Rules, 2015, as amended, the guidelines issued by SEBI and other accounting principles generally accepted in India.

MANAGEMENT

The management of the Company develops and implements policies, procedures and practices that attempt to translate the Company's core purpose and mission into reality. It also identifies, measures, monitors and minimises risks in the business and ensures safe, sound and efficient operations. These risks are internally supervised and monitored through the Company's Management Council (MC).

MANAGEMENT DISCUSSION AND ANALYSIS

The chapter on Management Discussion and Analysis forms a part of this Integrated Annual Report.

MANAGEMENT DISCLOSURES

Senior Management of the Company makes annual disclosures to the board on all material, financial and commercial transactions in which they may have personal interest, if any, and which may have a potential conflict with the interest of the Company. Transactions with Key Managerial Personnel are listed in the financial section of this Integrated Annual Report under related party transactions.

PROHIBITION OF INSIDER TRADING

We have a policy prohibiting insider trading in conformity with applicable regulations of the SEBI in India and the Securities and Exchange Commission (SEC) of the USA. Necessary procedures have been laid down for Directors, officers, designated persons and their relatives for trading in the securities of the Company. These are periodically communicated to such employees who are considered as insiders of the Company. Apart from this, regular insider trading awareness sessions are conducted for the benefit of designated persons. Trading window closure/ blackouts/ quiet periods, when the Directors and designated persons/ insiders are not permitted to trade in the securities of the Company, are intimated in advance to all concerned. Violations of the policy, if any, are appropriately acted on and reported to the SEBI/ Stock Exchanges. The Company also maintains a Structured Digital Database (SDD), as required under the SEBI (Prohibition of Insider Trading) Regulations, 2015.

INTERNAL CONTROL SYSTEMS AND STATUTORY AUDITS

We have both external and internal audit systems in place. Auditors have access to all records and information of the Company. The Board and the Audit Committee recognises the work of the auditors as an independent check on the information received from the management on the operations and performance of the Company. The Board and the Audit Committee periodically reviews the findings and recommendations of the Statutory Auditors and Internal Auditors and suggests corrective actions whenever necessary.

INTERNAL CONTROLS

We maintain a system of internal controls designed to provide reasonable assurance regarding the achievement of objectives in the following categories:

- Organisation's strategic objective;
- Effectiveness and efficiency of operations;
- Adequacy of safeguards for assets;
- Reliability of financial and non-financial reporting; and
- Compliance with applicable laws and regulations.

The integrity and reliability of our internal control systems are achieved through clear policies and procedures, process automation, training and development of employees and an organisation structure that segregates responsibilities.

Our internal audit team is an independent assurance and advisory function, responsible for evaluating and improving the effectiveness of risk management, control and governance processes. The internal audit team helps to enhance and protect organisational value by providing risk-based objective assurance, advice, and insight.
The internal audit team prepares annual audit plans based on risk assessment and conducts extensive reviews covering financial, operational and compliance controls. Areas requiring specialised knowledge are reviewed in partnership with external experts or by recruiting resources with specialised skills. Suggested improvements in processes are identified during reviews and communicated to the management on an ongoing basis.

The Audit Committee of the Board monitors the performance of the internal audit team on a periodic basis through review of audit plans, audit findings and speed of issue resolution through follow ups. Each year, there are at least four meetings in which the Audit Committee reviews internal audit findings. During the year, the Audit Committee Chairperson also met the Chief Internal Auditor without the presence of management.

CEO AND CFO CERTIFICATION

A certificate of the Chief Executive Officer as well as the Chief Financial Officer of the Company on financial statements and applicable internal controls as stipulated under Regulation 17(8) of the SEBI Listing Regulations is enclosed as **Exhibit 8** to this chapter.

STATUTORY AND IFRS AUDITORS

For FY2025 M/s. S.R. Batliboi & Associates LLP, Chartered Accountants (Firm registration no. 101049W/E300004), the Statutory Auditors, audited the financial statements prepared in accordance with the Ind AS. During the year, the Company re-appointed M/s. Ernst & Young Associates LLP, as an independent registered public accounting firm (Independent Auditor) to audit the annual consolidated financial statements and for issuing an opinion on the financial statements prepared in accordance with IFRS as issued by the International Accounting Standard Board (IASB) for FY2025.

The Statutory and Independent Auditors render an opinion regarding the fair presentation in the financial statements of the Company's financial condition and operating results. Their audits are conducted in accordance with generally accepted auditing standards and include a review of the internal controls, to the extent necessary, to determine the audit procedures required to support their opinion.

While auditing the operations of the Company, the external auditors recorded their observations and findings with the management. These were then discussed by the management and the auditors at the Audit Committee meetings, either face-to-face or via conference calls. Remedial measures suggested by the auditors and the Audit

Committee have been either implemented or taken up for implementation by management.

The Statutory and Independent Auditors provide a confirmation of their independence every financial year. They confirm that the engagement team, involved in the audit of the Company and its group including network firms have complied with relevant ethical requirements regarding independence.

They also confirm that on the basis of procedures implemented within their practice, they have not identified any situation or risk likely to affect their independence as Company's auditors for the financial year within the terms of the rules of conduct applicable in India.

AUDITORS' FEES

During FY2025, the Company and its subsidiaries, on a consolidated basis paid the fees mentioned in **Table 13** to M/s. S.R. Batliboi & Associates LLP, chartered accountants, the statutory auditors; and to M/s. Ernst & Young Associates LLP, the independent auditors and other entities within their network.

TABLE 13 AUDITORS' FEES

(Amount in ₹ mn)

Type of service	FY2025	FY2024
Audit fees	119.8	118.3
Tax fees	23.3	27.0
Other Audit related fees	2.7	2.4
Total	**145.8**	**147.7**

AGREEMENTS WITH MEDIA

The Company has not entered into any agreement with any media Company and/ or its associates.

SHAREHOLDERS

MEANS OF COMMUNICATION

1. **Quarterly and annual results:** Quarterly and annual results of the Company are published in widely circulated national newspapers such as the Business Standard and the local vernacular daily, Andhra Prabha. These are also disseminated internationally through Business Wire and made available on the Company's website at www.drreddys.com. The financial results were sent, if asked for, to the registered e-mail IDs of members.

2. **News releases, presentations, etc.:** The Company has established systems and procedures to disseminate relevant information to its stakeholders, including members, analysts, business partners, customers, employees and the society at large. It also conducts earning calls with analysts and investors. Details of communications made during the year are produced in **Table 14**.

TABLE 14 DETAILS OF COMMUNICATION MADE DURING FY2025

Means of communication	Number
Results earnings calls	4
Publication of results	4
Press releases/ intimations/ other disclosures and filings	207

3. **Website:** The primary source of information regarding the Company's operations is the Company's website at www.drreddys.com, where all official news releases and presentations made to institutional investors and analysts are posted. It contains a separate dedicated investors section, as required under Regulation 46(2) of the SEBI Listing Regulations, where the information for members is available. Webcast of the proceedings of the AGM is also made available on the Company's website.

4. **Annual Report:** The Company's Annual Report containing, *inter alia*, the Board's Report, Additional Shareholders Information, the Corporate Governance Report, the Business Responsibility and Sustainability Report, Management's Discussion and Analysis (MD&A), Audited Standalone and Consolidated Financial Statements, Auditors' Report and other important information are circulated to members and others so entitled. The Annual Report is also available on the Company's website in a user-friendly and downloadable form.

5. **Chairman's speech:** The speech given at the AGM is made available on the Company's website at https://www.drreddys.com/investor#reports-and-filing#annual-general-meeting.

6. **Reminder to investors:** Reminders to collect unclaimed dividend on shares are sent to the relevant shareholders.

7. **Compliances with stock exchanges:** National Stock Exchange of India Limited (NSE) and BSE Limited (BSE) maintain separate online portals for electronic submission of information by listed companies. Various communications such as notices, press releases and the regular quarterly, half-yearly and annual compliances and disclosures are filed electronically on these portals. In addition, such disclosures and communications are also sent to the NYSE, NSE IFSC Limited and filed with SEC, as appropriate.

8. **Designated exclusive e-mail ID:** We have designated an e-mail ID exclusively for investor services: shares@drreddys.com.

9. **Register to receive electronic communications:** We provide an option to the members to register their e-mail ID online through the Company's website to receive electronic communications. Members who wish to receive electronic communications may register at https://www.drreddys.com/investor#investor-services#shareholder-information

10. **Disclosures:** We have a Policy on the Determination of Materiality for disclosure of material events/ information as required under the SEBI Listing Regulations.

CREDIT RATINGS

During the year under review, there has been no change in the credit ratings of the Company from any of the agencies, however the Company enhanced the limits, as detailed in **Table 15**.

TABLE 15 DETAILS OF CREDIT RATINGS

RATING AGENCY	INSTRUMENT TYPE	AMOUNT (₹ in mn)	RATING	OUTLOOK
ICRA	Fund Based/Non fund based	20,000	[ICRA]AA+	(Stable)
India Rating	Fund Based/Non fund based	26,800	IND AA+	Stable/IND A1+
	Non fund Based	1,200	IND AA+	Stable/IND A1+

ADDITIONAL INFORMATION ON DIRECTORS SEEKING APPOINTMENT/ RE-APPOINTMENT AT THE 41ST ENSUING ANNUAL GENERAL MEETING

Re-appointment of Mr. G V Prasad retire by rotation being eligible for re-appointment

Mr. G V Prasad (DIN: 00057433) is a member of the Company's Board since 1986 and presently designated as the Co-Chairman and Managing Director of the Company. Prior to May 2014, Mr. Prasad held titles of Chairman and Chief Executive Officer. He was re-appointed as Co-Chairman and Managing Director of the Company at the 36th Annual General Meeting ("AGM") held on July 30, 2020, for a period of five years commencing from January 30, 2021 to January 29, 2026, liable to retire by rotation. He retires by rotation at the 41st AGM of the Company and, being eligible, offers himself for the re-appointment.

Details of Mr. G V Prasad pursuant to provisions of the SEBI Listing Obligations and Secretarial Standards - 2 are given in the Notice convening 41st AGM of the Company, forms part of the Integrated Annual Report for FY2025.

LISTED COMPANY DIRECTORSHIP OF THE BOARD MEMBERS

Table 16 enumerates the directors who are holding directorship in listed entities, including the Company, as on March 31, 2025.

TABLE 16 LISTED COMPANY DIRECTORSHIP OF BOARD MEMBERS AS ON MARCH 31, 2025

Director	Company	Listed in	Designation held
Mr. K Satish Reddy	Dr. Reddy's Laboratories Limited	India	Chairman
Mr. G V Prasad	Dr. Reddy's Laboratories Limited	India	Co-Chairman and Managing Director
Mr. Leo Puri	Dr. Reddy's Laboratories Limited	India	Independent Director
	Hindustan Unilever Limited	India	Independent Director
	Fortis Healthcare Limited	India	Independent Director
Ms. Shikha Sharma	Dr. Reddy's Laboratories Limited	India	Independent Director
	Mahindra and Mahindra Limited	India	Independent Director
	Tech Mahindra Limited	India	Independent Director
	Tata Consumer Products Limited	India	Independent Director
	Piramal Enterprises Limited	India	Non-Executive Non-Independent Director
Dr. K P Krishnan	Dr. Reddy's Laboratories Limited	India	Independent Director
	Tata Consumer Products Limited	India	Independent Director
Ms. Penny Wan	Dr. Reddy's Laboratories Limited	India	Independent Director
Mr. Arun M Kumar	Dr. Reddy's Laboratories Limited	India	Independent Director
Dr. Claudio Albrecht	Dr. Reddy's Laboratories Limited	India	Independent Director
	Onesource Specialty Pharma Limited	India	Independent Director
Dr. Alpna Seth	Dr. Reddy's Laboratories Limited	India	Independent Director
	Bio-Techne Corporation	USA	Independent Director
	Keros Therapeutics Inc	USA	Independent Director
Mr. Sanjiv Mehta	Dr. Reddy's Laboratories Limited	India	Independent Director
	Danone SA	France	Independent Director
	PT Unilever Indonesia Tbk	Indonesia	President Commissioner

COMPLIANCE REPORT ON THE NYSE CORPORATE GOVERNANCE GUIDELINES

Pursuant to Section 303A.11 of the NYSE Listed Company Manual, a foreign private issuer, as defined by the SEC, must make its US investors aware of significant ways in which its corporate governance practices differ from those required of domestic companies under NYSE listing standards. A detailed analysis of this is available on the Company's website at www.drreddys.com.

OTHER DISCLOSURES

1) The Company is in compliance with the mandatory requirements of Corporate Governance as specified in Regulations 17 to 27; clauses (b) to (i) of sub-regulation (2) of Regulation 46 and Schedule V of the SEBI Listing Regulations.
2) The securities of the Company were not suspended from trading at any time during the year.
3) During FY2025, the Company has not raised funds through preferential allotment or qualified institutional placement.
4) During FY2025, the Board of Directors has accepted all the recommendations of the Board Committees.
5) Disclosures on complaints under the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, is given in **Table 17**:

TABLE 17 DISCLOSURES UNDER THE SEXUAL HARASSMENT OF WOMEN AT WORKPLACE (PREVENTION, PROHIBITION AND REDRESSAL) ACT, 2013

Particulars	Number
Number of complaints pending at the beginning of the year	5
Number of complaints filed during the financial year	15
Number of complaints resolved during the financial year	16
Number of complaints pending as on March 31, 2025	4

Further, disclosures on complaints under the Sexual Harassment of Women at Workplace (Prevention,Prohibition and Redressal) Act, 2013 on consolidated basis i.e., for the Company and its subsidiaries are given in Principle 5 of the Business Responsibility and Sustainability Report forming part of the Integrated Annual Report.

6) A certificate from a Company Secretary in practice confirming that none of the directors are disqualified or debarred from being appointed or continuing as directors of the Company by the SEBI or the Ministry of Corporate Affairs or any other authority, forms part of this report.

COMPLIANCE REPORT ON DISCRETIONARY REQUIREMENTS UNDER REGULATION 27(1) OF THE LISTING REGULATIONS

1. **The Board:** Our Chairman is an Executive Director and maintains the Chairman's office at the Company's expenses for the performance of his duties.
2. **Shareholders' rights:** In addition to displaying our quarterly and half-yearly results on our website at www.drreddys.com, and publishing in widely circulated newspapers, the quarterly financial results are being sent to the registered e-mail IDs of shareholders.
3. **Audit qualifications:** The auditors have not qualified the financial statements of the Company.
4. **Separate post of chairman and CEO:** Mr. K Satish Reddy is the Chairman Mr. G V Prasad is the Co-chairman and Managing Director and Mr. Erez Israeli is the Chief Executive Officer of the Company.
5. **Reporting of internal audit:** The Chief Internal Auditor regularly updates the Audit Committee on internal audit findings at the Committee's meetings and on conference calls.

ADDITIONAL SHAREHOLDERS' INFORMATION

The chapter on *Additional Shareholders' Information* forms a part of the Integrated Annual Report.

EXHIBIT 1

Report of the Audit Committee

To the shareholders of
Dr. Reddy's Laboratories Limited

The Audit Committee of the Board consists of four Directors as on March 31, 2025. Each member is an Independent Director as defined under the Companies Act, 2013, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors, and has been vested with all the powers necessary to effectively discharge its responsibilities.

During the year, the composition of the Audit Committee underwent changes, Ms. Kalpana Morparia ceased as a member of the Committee on July 30, 2024. Ms. Penny Wan, Independent Director of the Company has been inducted as member of the Committee, effective from July 31, 2024.

The primary responsibilities are to assist the Board in overseeing the:

- Integrity of the Company's financial statements;
- Compliance with legal and regulatory requirements and the Company's Code of Business Conduct and Ethics (COBE);
- Qualification and independence of the External and Internal Auditors;
- Performance of the Company's External Auditors and Internal Audit team;
- Adequacy and reliability of the internal control systems, especially those relating to the reporting of the Company's financials; and
- Whistle-blower/ombudsperson related matters.

The details terms of reference of the Audit Committee are available on the website of the Company.

Dr. Reddy's management has primary responsibility for the financial statements and reporting process, including the systems of internal controls. The Committee discusses with the Company's Internal Auditors, Statutory Auditors and Independent Auditors, the scope and plans for their respective audits. It also discusses the results of their examination, their evaluation of the Company's internal controls, and overall quality of the Company's financial reporting. The Audit Committee provides at each of its meetings an opportunity for internal and external auditors to meet with the members of the Audit Committee, without presence of the management.

In fulfilling its responsibilities, the Audit Committee reviewed and discussed the Company's quarterly unaudited and annual audited financial statements with the management. M/s. S.R. Batliboi & Associates LLP, Chartered Accountants, the Company's Statutory Auditors for financial statements prepared in accordance with Ind AS, and M/s. Ernst & Young Associates LLP, the Company's Independent Auditors for financial statements prepared in accordance with IFRS, are responsible for expressing their opinion on the conformity of

the Company's financial statements with Generally Accepted Accounting Principles (GAAP), as applicable.

Relying on the review and discussions with the management and the auditors, the Audit Committee believes that the Company's financial statements are fairly presented in conformity with Indian Accounting Standards (Ind AS) and the IFRS as issued by the International Accounting Standards Board in all material aspects.

To ensure that the accounts of the Company are properly maintained and that accounting transactions are in accordance with the prevailing laws and regulations, the Audit Committee reviewed the internal controls put in place by the Company. In conducting such reviews, the Committee found no material discrepancy or weakness in the Company's internal control systems.

During FY2025, the Audit Committee met six times and *inter alia*, reviewed and discussed the following:

1. Approval and recommendation of the quarterly/ half-yearly/annual financial results on standalone and consolidated basis;
2. Approval and recommendation of the Cost Statements including other annexures of Cost Audit Report for FY2025
3. Review of the key non-routine accounting transactions;
4. Approval of the Tax Transparency Report for FY2025;
5. Revision to the Code of Conduct to Regulate, Monitor and Report Trading by Designated Persons (PIT Code) in line with the requirement of the SEBI (Prohibition of Insider Trading) Regulations, 2015.
6. Revisions to Charter of Audit Committee of the Board of Directors of the Company.
7. Approval and recommendation to Board for revision of the policy on 'materiality of related party transactions and on dealing with related party transactions' formulated under SEBI listing regulations.
8. Approval and recommendation to Board for Revision of the "Policy for Determining Material Subsidiaries" formulated Under SEBI Listing Regulations
9. Approval and recommendation to Board for the incorporation of wholly owned subsidiaries (WOS);
10. Approval and recommendation to Board for investments in the WOS and joint ventures;
11. Approval and recommendation to Board for change in Internal Auditor of the Company;
12. Review of business agreements entered/ to be entered by the Company;
13. Review of the Finance Transformation;
14. Review of the Subsidiary governance;
15. Review of the Internal Financial Controls (IFC), SOX and Internal Audit observations;
16. Review of the Auditors' independence and performance, and effectiveness of audit process;
17. Approval and recommendation of the audit fees paid to the Statutory Auditors and Independent Auditors;
18. Approval and recommendation to Board regarding re-appointment of Cost Auditors and Secretarial Auditors, and continuing of the Statutory Auditors;
19. Approval of the non-audit services being provided by the statutory and independent auditors and concluded that such services were not in conflict with their independence;
20. Update on key legal cases;
21. Review of the treasury and tax updates;
22. Approvals of the related party transactions and review thereof;
23. Review of the financial statements of the subsidiaries including their investments and significant transactions;
24. Ombudsperson process/ complaints, remuneration of Chief Compliance Officer (CCO) and insider trading compliances;
25. Review of the sexual harassment cases;
26. Review of the whistle blower complaints;
27. Review of the Insider Trading compliances;
28. Compensation for Chief Internal Auditor, Chief Compliance Officer and Company Secretary
29. Review of the Regulatory updates concerning the Committee; and
30. Sections of the annual report including Management Discussion and Analysis, Directors' Responsibility Statement

The Audit Committee ensures that the Company's Code of Business Conduct and Ethics has a mechanism such that no person intending to make a complaint relating to securities and financial reporting shall be denied access to the Audit Committee.

The Audit Committee, *inter alia*, has recommended to the Board of directors:

a) That the audited standalone and consolidated financial statements of Dr. Reddy's Laboratories Limited for the year ended March 31, 2025, prepared as per Ind AS be approved by the Board as a true and fair statement of the financial status of the Company; and

b) That the financial statements prepared as per IFRS as issued by International Accounting Standards Board for the year ended March 31, 2025, be approved by the Board and be included in the Company's Annual Report on Form 20-F, to be filed with the US Securities and Exchange Commission.

The Audit Committee apprised the Board on key discussions and recommendations made at such Committee meetings.

Arun M Kumar
Chairperson, Audit Committee

Place: Hyderabad
Date: May 9, 2025

EXHIBIT 2

Report of the Nomination, Governance and Compensation Committee

To the shareholders of Dr. Reddy's Laboratories Limited

The Nomination, Governance and Compensation Committee (NGCC) of the Board consists of four Independent Directors, as on March 31, 2025, as defined under the Companies Act, 2013, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the New York Stock Exchange Corporate Governance Guidelines. The NGCC operates under a written charter adopted by the Board of Directors and has been vested with all the powers necessary to effectively discharge its responsibilities.

During the year, the composition of the NGCC underwent changes, Mr. Sanjiv Mehta was appointed as Member of Nomination, Governance & Compensation Committee on January 30, 2024 and appointed as Chairperson of the Committee with effect from July 31, 2024. Ms. Kalpana Morparia ceased as a member and Chairperson of the Committee on July 30, 2024

The NGCC's primary responsibilities are to:

- Assess the Company's policies and processes in key areas of corporate governance and the impact of related significant regulatory and statutory changes, if any, to ensure that the Company is at the forefront of good corporate governance;
- Periodically examine the structure, composition and functioning of the Board and recommend changes, as necessary, to improve the Board's effectiveness, oversee the evaluation of the Board and formulation of criteria for such evaluation;
- For appointment of a Director on the Board, the NGCC evaluates the balance of skills, knowledge and experience and on the basis of such evaluation, identify the suitable candidate and makes the necessary recommendation to the Board.
- Examine major aspects of the Company's organisational design and recommend changes as necessary;
- Formulate policies on the remuneration of Directors, KMPs and other employees and on Board diversity;
- Review and recommend compensation and variable pay for Executive Directors to the Board;
- Review the sexual harassment complaints, outcome of investigations, if any, and awareness initiatives; and
- Establish, in consultation with the management, the compensation program for the Company and recommend it to the Board for approval and in that context:
  - Establish annual key result areas (KRAs) for the Executive Directors and oversee the status of their achievement;
  - Review, discuss and provide guidance to the management, on the KRAs for members of the MC, KMPs and their remuneration; and
  - Review the Company's ESOP schemes and oversee its administration.

The details terms of reference of the NGCC are available on the website of the Company.

As on March 31, 2025, the Company had 38,53,095 outstanding stock options, which amounts to 0.46% of total equity capital. These options are held by 189 employees of the Company and its subsidiaries under:

a) Dr. Reddy's Employees Stock Options Scheme, 2002 (This Scheme expired on January 28, 2022);

b) Dr. Reddy's Employees ADR Stock Options Scheme, 2007; and

c) Dr. Reddy's Employees Stock Option Scheme, 2018.

4,38,730 stock options are exercisable at par value i.e. ₹ 1/- per option and 34,14,365 stock options are exercisable at fair market value.

The NGCC met four times during the financial year. In addition to the fulfilment of its normal responsibilities as described above, the NGCC *inter alia* has reviewed and discussed the following:

- Review of the Board and Board Committee composition and identifying candidates for appointment as Director;
- Review the key areas of corporate governance and the impact of related significant regulatory and statutory changes;
- Review of HR metrics including staff costing, hiring, attrition, diversity, talent management, capacity building and employee experience;
- Senior level appointments/ movements;
- Review of the sexual harassment cases as referred by the Audit Committee;
- Review and recommendation of variable pay and annual pay revisions;
- ESOP administration and allotment of shares under employee stock option schemes of the Company;
- Review of the outcome of the performance evaluation of Board, Board Committees and Directors including Chairman;
- Recommendation of the re-appointment of Directors and Senior Management Personnel;
- Pulse survey to assess employee experience;
- Review of HR transformation journey;
- Review of the Company's system for hiring, developing and retaining talent, retirement policy of the Company.
- Review the organisation design, plan for upgrading and retaining talent at all levels and succession plans for key positions and support revision of training programs and the performance enablement systems.

The Nomination, Governance and Compensation Committee apprised the Board on discussions and recommendations made at its meetings and shared information on the overall NGCC initiatives undertaken by the Company.

Sanjiv Mehta
Chairperson, Nomination, Governance and Compensation Committee

Place: Hyderabad
Date: May 9, 2025

EXHIBIT 3

Report of the Science, Technology and Operations Committee

To the shareholders of Dr. Reddy's Laboratories Limited

The Science, Technology and Operations (STO) Committee of the Board consists of four Independent Directors, as on March 31, 2025. The STO Committee operates under a written charter adopted by the Board of Directors and has been vested with all the powers necessary to effectively discharge its responsibilities.

During the year, the composition of the STO Committee underwent changes Ms. Penny Wan, Independent Director ceased to be the member of STO Committee with effect from July 31, 2024.

The STO Committee's primary responsibilities are to:

- Review scientific, medical and technical matters and operations involving the Company's development and discovery programs (generic and proprietary), including major internal projects, business development opportunities, interaction with academic and other outside research organisations;
- Assist the Board and management to stay abreast of novel scientific and technologies developments and innovations and anticipate emerging concepts and trends in therapeutic research and development, to help assure the Company makes well informed choices in committing its resources;
- Assist the Board and the management in the creation of valuable Intellectual Property (IP);
- Review the status of non-infringement patent challenges;
- Assist the Board and the management in building and nurturing science in the organisation to support its business strategy; and
- Review the safety and quality of the Company's operations.

The details terms of reference of the STO are available on the website of the Company

The STO Committee met four times during the financial year. The STO Committee *inter alia*, reviewed and discussed the following:

- Review of the Company's key product development;
- Update and review of the quality and pharmacovigilance function and assessment of coordination with research and manufacturing;
- Update on new product delivery engine for API business;
- Update and review of audit and observations;
- Update and review of Biologics and Oncology functions;
- Update and review of research and manufacturing functions
- Update and review of commercial strategies

The Science, Technology and Operations Committee apprised the Board on review and discussions made at its meetings.

Dr. Claudio Albrecht
Chairperson, Science, Technology and Operations Committee

Place: Hyderabad
Date: May 9, 2025

EXHIBIT 4

Report of the Risk Management Committee

To the shareholders of Dr. Reddy's Laboratories Limited

The Risk Management Committee of the Board consists of four Directors, as on March 31, 2025. Each member is an Independent Director as defined under Indian laws, SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors and has been vested with all the powers necessary to effectively discharge its responsibilities.

The Risk Management Committee's primary responsibilities are to:

- Discuss with senior management the Company's enterprise-level risks and provide oversight as may be needed;
- Ensure it is apprised of the most significant risks and emerging issues, along with actions that the management is taking and how it is ensuring effective Enterprise Risk Management (ERM); and
- Review risk disclosure statements in any public documents or disclosures.

The details terms of reference of the Risk Management Committee are available on the website of the Company.

The Committee met thrice during the financial year *inter alia* to review the following:

- Risk Heat-map;
- Quality / regulatory risk;
- Cyber security;
- Ethics and compliance;
- Data security and privacy;
- Risk associated with safety;
- Geo-political risks and mitigations;
- Risk associated with must win products;
- IP launch at risk;
- Risk mitigation through effective insurance program;
- Other risks periodically.

The Risk Management Committee apprised the Board on discussions and recommendations made at its meetings and shared information on enterprise-wide risks.

Shikha Sharma
Chairperson,
Risk Management Committee

Place: Hyderabad
Date: May 9, 2025

EXHIBIT 5

Report of the Stakeholders' Relationship Committee

To the shareholders of Dr. Reddy's Laboratories Limited

The Stakeholders' Relationship Committee of the Board consists of three Directors, including two Executive Directors, as on March 31, 2025. The Chairperson is an Independent Director as defined under the Companies Act, 2013, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors and has been vested with all the powers necessary to effectively discharge its responsibilities.

The Committee's primary responsibilities are to:

- Review investor complaints and their redressal;
- Review of queries received from investors;
- Review of work done by the share transfer agent including their service standards;

- Review corporate actions related to security holders; and
- Review investor engagement plans/ initiatives and movement in shareholdings and ownership structure.

The details terms of reference of the Stakeholders' Relationship Committee are available on the website of the Company.

The Stakeholders' Relationship Committee met four times during the financial year on quarterly basis. In addition to the fulfilment of its normal responsibilities as described above, it also suggested to explore additional ways to communicate with the shareholders for claiming their unpaid dividends. On recommendation of the Committee, the Company has been sending copies of the published quarterly results to the shareholders of the Company every quarter. The Company has also sent reminder letters to shareholders for claiming their unpaid dividends. It also reviewed the functioning of the Company's secretarial and investor relations functions.

The Stakeholders' Relationship Committee apprised the Board on key discussions and recommendations made at such Committee meetings.

Leo Puri
Chairperson,
Stakeholders' Relationship Committee

Place: Hyderabad
Date: May 9, 2025

EXHIBIT 6

Report of the Sustainability and Corporate Social Responsibility Committee

To the shareholders of
Dr. Reddy's Laboratories Limited

The Sustainability and Corporate Social Responsibility (CSR) Committee of the Board consists of four directors, including two executive directors. The Chairperson of the Committee is an Independent Director as defined under the Companies Act, 2013, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors, and has been vested with all the powers necessary to effectively discharge its responsibilities.

During the year, the composition of the Sustainability and CSR Committee underwent changes. Ms. Kalpana Morparia ceased to a member of the Committee with effect from July 31, 2024, consequent upon her retirement as an Independent Director from the Company.

Sustainability and CSR Committee's primary responsibilities are as under:

Sustainability –

- To review the sustainability and other environment, social and governance related vision & goals of the Company on an ongoing basis.
- To review and provide oversight over the Company's programs, policies, practices, and strategies related to sustainability.
- To review sustainability and ESG disclosures.
- To act as nodal committee for guidance on sustainability and overall ESG goals and to review and monitor progress and all other matters incidental thereto.

CSR –

- Formulate and recommend to the Board, a Corporate Social Responsibility Policy ("CSR Policy") which shall indicate the activities to be undertaken by the Company as specified in Schedule VII of the Companies Act, 2013;
- Provide guidance on various CSR initiatives undertaken by the company and monitor implementation and adherence to the CSR programs and policy of the company from time to time;
- Recommend to the board an Annual CSR Action Plan delineating the CSR projects or programmes to be undertaken during the financial year; and
- Appoint an independent agency/ firm to carry out impact assessment study, if any

The detailed terms of reference of the Sustainability and CSR Committee are available on the website of the Company.

During the financial year, the Sustainability and CSR Committee met four times on quarterly basis. The Committee *inter alia* reviewed and discussed the following:

- Approval and recommendation of the CSR budget and Annual Action Plan;
- Review and recommendation for revision to the CSR budget and Annual Action Plan;
- Review the CSR projects/ programs and expenditure thereon including ongoing projects;
- Update on CSR governance and compliances;
- Approval and recommendation to the Annual Report on CSR Activities;
- Review the Impact Assessment Report undertaken by the independent agency;
- Review of strategic CSR initiatives for the Company;
- Review of the NGO functioning undertaking major CSR projects/ programs of the Company and their KPIs;
- Update on ESG vision, goals and progress;
- Review of the ESG benchmarking with the best practices and implementation of the best practices;
- Review of regulatory updates on ESG and BRSR and disclosures thereon;
- Review of the ESG ratings by the various external agencies.

The Sustainability and CSR Committee apprised the Board on discussions and recommendations made at its meetings and shared information on the overall CSR and ESG initiatives undertaken by the Company.

Dr. K P Krishnan
Chairperson, Sustainability and Corporate Social Responsibility Committee

Place: Hyderabad
Date: May 9, 2025

EXHIBIT 7

CEO'S declaration on compliance with Code of Business Conduct and Ethics

Dr. Reddy's Laboratories Limited has adopted a Code of Business Conduct and Ethics ('COBE' and 'the code') which applies to all employees and directors of the Company, its subsidiaries and affiliates. Under the code, it is the responsibility of all employees and directors to familiarise themselves with the code and comply with its standards.

I hereby certify that the board members and senior management personnel of Dr. Reddy's have affirmed compliance with the code of the Company for the financial year 2024-25.

Erez Israeli
Chief Executive Officer

Date: May 9, 2025
Place: Hyderabad

EXHIBIT 8

CEO and CFO certificate to the Board pursuant to Regulation 17(8) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Pursuant to the Regulation 17(8) read with Part B of Schedule II of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we, Erez Israeli, Chief Executive Officer and M V Narasimham, Chief Financial Officer of Dr. Reddy's Laboratories Limited to the best of our knowledge and belief, hereby certify that:

A) We have reviewed the financial statements (standalone and consolidated) including the cash flow statement for the financial year ended March 31, 2025 and that these statements:

   1. Do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading;
   2. Together present a true and fair view of the Company's affairs and are in compliance with existing accounting standards, applicable laws and regulations;

B) There are no transactions entered into by the Company during the year, which are fraudulent, illegal or violate the Company's Code of Business Conduct and Ethics.

C) We accept the responsibility for establishing and maintaining internal controls for financial reporting and that we have evaluated the effectiveness of internal control systems of the Company pertaining to financial reporting and have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of such internal controls, if any, of which we are aware and the steps we have taken or propose to take to address these deficiencies.

D) We have disclosed, wherever applicable, to the auditors and the Audit Committee:

1. That there were no deficiencies in the design or operations of internal controls that could adversely affect the Company's ability to record, process, summarise and report financial data including any corrective actions;
2. That there are no material weaknesses in the internal controls over financial reporting;
3. That there are no significant changes in internal control over financial reporting during the year;
4. All significant changes in the accounting policies during the year, if any, and that the same have been disclosed in the notes to the financial statements; and
5. That there are no instances of significant fraud of which we have become aware of and involvement therein of the management or an employee having a significant role in the Company's internal control system over financial reporting.

Erez Israeli
Chief Executive Officer

M V Narasimham
Chief Financial Officer

Date: May 9, 2025
Place: Hyderabad

INDEPENDENT AUDITOR'S REPORT ON COMPLIANCE WITH THE CONDITIONS OF CORPORATE GOVERNANCE AS PER PROVISIONS OF CHAPTER IV OF SECURITIES AND EXCHANGE BOARD OF INDIA (LISTING OBLIGATIONS AND DISCLOSURE REQUIREMENTS) REGULATIONS, 2015, AS AMENDED

The Members of Dr. Reddy's Laboratories Limited,
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034

1. The Corporate Governance Report prepared by Dr. Reddy's Laboratories Limited; (hereinafter the "Company"), contains details as specified in regulations 17 to 27, clauses (b) to (i) and (t) of sub – regulation (2) of regulation 46 and para C, D, and E of Schedule V of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("the Listing Regulations") ('Applicable criteria') for the year ended March 31, 2025 as required by the Company for annual submission to the Stock exchange.

Management's Responsibility

2. The preparation of the Corporate Governance Report is the responsibility of the Management of the Company including the preparation and maintenance of all relevant supporting records and documents. This responsibility also includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the Corporate Governance Report.

3. The Management along with the Board of Directors are also responsible for ensuring that the Company complies with the conditions of Corporate Governance as stipulated in the Listing Regulations, issued by the Securities and Exchange Board of India.

Auditor's Responsibility

4. Pursuant to the requirements of the Listing Regulations, our responsibility is to provide a reasonable assurance in the form of an opinion whether, the Company has complied with the conditions of Corporate Governance as specified in the Listing Regulations.

5. We conducted our examination of the Corporate Governance Report in accordance with the Guidance Note on Reports or Certificates for Special Purposes and the Guidance Note on Certification of Corporate Governance, both issued by the Institute of Chartered Accountants of India ("ICAI"). The Guidance Note on Reports or Certificates for Special Purposes requires that we comply with the ethical requirements of the Code of Ethics issued by ICAI.

6. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

7. The procedures selected depend on the auditor's judgement, including the assessment of the risks associated in compliance of the Corporate Governance Report with the applicable criteria. Summary of procedures performed include:

   i. Read and understood the information prepared by the Company and included in its Corporate Governance Report;

   ii. Obtained and verified that the composition of the Board of Directors with respect to executive and non-executive directors has been met throughout the reporting period;

   iii. Obtained and read the Register of Directors as on March 31, 2025 and verified that atleast one independent woman director was on the Board of Directors throughout the year;

   iv. Obtained and read the minutes of the following committee meetings / other meetings held from April 01, 2024 to March 31, 2025:

      (a) Board of Directors;

      (b) Audit Committee;

(c) Annual General Meeting (AGM);
(d) Nomination and Remuneration Committee;
(e) Stakeholders Relationship Committee;
(f) Risk Management Committee
(g) Science, Technology and Operations Committee; and
(h) Sustainability and Corporate Social Responsibility Committee;
(i) Banking, Authorisations and Allotment Committee (formerly known as Banking and Authorisations Committee)

v. Obtained necessary declarations from the directors of the Company.

vi. Obtained and read the policy adopted by the Company for related party transactions.

vii. Obtained the schedule of related party transactions during the year and balances at the year- end. Obtained and read the minutes of the audit committee meeting where in such related party transactions have been pre-approved prior by the audit committee.

viii. Performed necessary inquiries with the management and also obtained necessary specific representations from management.

8. The above-mentioned procedures include examining evidence supporting the particulars in the Corporate Governance Report on a test basis. Further, our scope of work under this report did not involve us performing audit tests for the purposes of expressing an opinion on the fairness or accuracy of any of the financial information or the financial statements of the Company taken as a whole.

Opinion

9. Based on the procedures performed by us, as referred in paragraph 7 above, and according to the information and explanations given to us, we are of the opinion that the Company has complied with the conditions of Corporate Governance as specified in the Listing Regulations, as applicable for the year ended March 31, 2025, referred to in paragraph 4 above.

Other matters and Restriction on Use

1. This report is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

2. This report is addressed to and provided to the members of the Company solely for the purpose of enabling it to comply with its obligations under the Listing Regulations with reference to compliance with the relevant regulations of Corporate Governance and should not be used by any other person or for any other purpose. Accordingly, we do not accept or assume any liability or any duty of care or for any other purpose or to any other party to whom it is shown or into whose hands it may come without our prior consent in writing. We have no responsibility to update this report for events and circumstances occurring after the date of this report.

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership Number: 213271
UDIN: 25213271BMISQC4450
Place of Signature: Hyderabad
Date: May 09, 2025

CERTIFICATE OF NON-DISQUALIFICATION OF DIRECTORS

(pursuant to Regulation 34(3) and Schedule V Para C clause (10)(i) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015)

To,
The Members
Dr. Reddy's Laboratories Limited

We have examined the relevant disclosures provided by the Directors to Dr. Reddy's Laboratories Limited, bearing CIN: L85195TG1984PLC004507, having registered office at 8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana 500034 (hereinafter referred to as 'the Company'), provided to us by the Company for the purpose of issuing this Certificate, in accordance with Regulation 34(3) read with Schedule V Para-C Clause 10(i) of the Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

In our opinion and to the best of our information, based on (i) documents available on the website of the Ministry of Corporate Affairs as on May 08, 2025 and Stock Exchanges as on May 08, 2025 (ii) Verification of Directors Identification Number (DIN) status at the website of the Ministry of Corporate Affairs, and (iii) disclosures provided by the Directors (as enlisted in Table A) to the Company, we hereby certify that none of the Directors on the Board of the Company (as enlisted in Table A) have been debarred or disqualified from being appointed or continuing as directors of the companies by the Securities and Exchange Board of India, Ministry of Corporate Affairs or any such other statutory authority as on March 31, 2025.

Table A

Sr. No.	Name of the Directors	Director Identification Number	Date of appointment in Company
1.	Mr. Satish Reddy Kallam	00129701	January 18, 1993
2.	Mr. Venkateswara Prasad Gunupati	00057433	April 08, 1986
3.	Mr. Leo Puri	01764813	October 25, 2018
4.	Mrs. Shikha Sanjaya Sharma	00043265	January 31, 2019
5.	Dr. Kodumudi Pranatharthiharan Krishnan	01099097	January 07, 2022
6.	Ms. Penny Chan Wan	09479493	January 28, 2022
7.	Mr. Arun Madhavan Kumar	09665138	August 01, 2022
8.	Dr. Claudio Albrecht	10109819	May 10, 2023
9.	Dr. Alpna Hansraj Seth	01183914	September 19, 2023
10.	Mr. Sanjiv Soshil Mehta	06699923	December 29, 2023

For **MMJB & Associates LLP**
Company Secretaries
ICSI UIN: L2020MH006700
Peer Review No: 2826/2022

Saurabh Agarwal
Designated Partner
FCS No. 9290
CP No. 20907
UDIN: F009290G000311108

Place: Mumbai
Date: May 09, 2025

ADDITIONAL SHAREHOLDERS' INFORMATION

CONTACT INFORMATION

REGISTERED AND CORPORATE OFFICE

Dr. Reddy's Laboratories Limited
8-2-337, Road No. 3, Banjara Hills,
Hyderabad 500 034, Telangana, India
Tel: +91-40-4900 2900
Fax: +91-40-4900 2999
Website: www.drreddys.com
CIN: L85195TG1984PLC004507
E-mail ID: shares@drreddys.com

REPRESENTING OFFICERS

Correspondence to the following officers may be addressed at the registered and corporate office of the Company:

COMPLIANCE OFFICER UNDER THE SEBI (LISTING OBLIGATIONS AND DISCLOSURE REQUIREMENTS) REGULATIONS, 2015 (THE "SEBI LISTING REGULATIONS") AND NODAL OFFICER UNDER IEPF

Mr. K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR
Tel: +91-40-4900 2900
Fax: +91-40-4900 2999
E-mail ID: shares@drreddys.com

ADR INVESTORS/ INSTITUTIONAL INVESTORS/ FINANCIAL ANALYSTS

Ms. Richa Periwal
Head - Investor Relations, Analytics & Corporate Strategy
Tel: +91-40-4900 2135
Fax: +91-40-4900 2999
E-mail ID: richaperiwal@drreddys.com

MEDIA

Ms. Priya K
Corporate Communications
Tel: +91-40-4900 2900
Fax: +91-40-4900 2999
E-mail ID: priyak@drreddys.com

INDIAN RETAIL INVESTORS

Mr. K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR
Tel: +91-40-4900 2900
Fax: +91-40-4900 2999
E-mail ID: shares@drreddys.com

GENERAL SHAREHOLDER INFORMATION

TABLE 1 41ST ANNUAL GENERAL MEETING (AGM) AND OTHER DETAILS

Day, Date and Time of the AGM	Thursday, July 24, 2025 at 11.00 AM through video conferencing("VC")/Other Audio visual means ("OAVM")
Venue of the AGM	In accordance with the General Circular No. 09/2024 dated September 19, 2024, issued by the Ministry of Corporate Affairs (MCA) and Circular SEBI/HO/CFD/CFD-PoD-2/P/CIR/2024/133 dated October 3, 2024 issued by SEBI, the 41st AGM of the Company will be held through VC/ OAVM mode. The deemed venue for the 41st AGM shall be at the Registered Office of the Company.
Financial Year	April 1 to March 31
Record date	Thursday, July 10, 2025
Dividend payment date	On or before July 30, 2025
Receipt of proxy forms	In terms of the relaxations granted by MCA, the facility for appointment of proxies by Members will not be available at the ensuing AGM as same will be held through VC/ OAVM mode
International Securities Identification Number (ISIN) in NSDL and CDSL	ISIN is a unique identification number of a traded scrip. This number has to be quoted in each transaction relating to the dematerialized securities of the Company. The ISIN of the Company's equity shares is **INE089A01031**.
E-Voting dates	Cut-off date for e-voting: Thursday, July 17, 2025 E-voting dates: - from 9.00 a.m. (IST), Sunday, July 20, 2025, to 5.00 p.m. (IST) Wednesday, July 23, 2025
Listing on Stock Exchanges (Equity)	The Company's equity shares are listed on the following Stock Exchanges (1) **BSE Limited**, Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai - 400 001 (2) **National Stock Exchange of India Limited** Exchange Plaza, Bandra-Kurla Complex, Bandra (E), Mumbai - 400 051 Annual Listing fees has been paid by the Company to the above stock exchanges for FY2025
Listing on Stock Exchanges (American Depository Receipts) (ADRs)	The Company's ADRs are listed on the following Stock Exchanges (1) **New York Stock Exchange Inc. (NYSE)**, 11, Wall Street, New York, 10005, USA (2) **NSE IFSC Limited**, Unit No.1201, Brigade International Financial Centre, 12th floor, Block-14, Road 1C, Zone-1, Gift SEZ, Gift City, Gandhinagar, Gujarat – 382355, India Listing fees to the NYSE for listing of ADRs has been paid for the CY2024. The stock code on Reuters is REDY.NS and on Bloomberg is DRRD:IN.
Description of voting rights	All securities issued by the Company carry equal voting rights.
Overseas depository of ADRs	J.P. Morgan Chase & Co. P.O. Box 64504, St. Paul MN 55164-0504, USA Tel: +1-651-453 2128
Indian custodian of ADRs	J.P. Morgan Chase Bank NA India Sub-Custody, 6th Floor Paradigm B Wing, Mindspace, Malad (West), Mumbai 400 064, Maharashtra, India Tel: +91-22-6649 2617 Fax: +91-22-6649 2509 E-mail ID: india.custody.client.service@jpmorgan.com
Registrar and Transfer Agent (RTA) for equity shares (common agency for demat and physical shares)	Bigshare Services Private Limited CIN: U99999MH1994PTC076534 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad 500 082, Telangana, India Tel: +91-40-2337 4967, 4014 4967 Fax: +91-40-2337 0295 E-mail ID: bsshyd@bigshareonline.com

FINANCIAL CALENDAR

Table 2 gives the details of tentative calendar for declaration of financial results for FY2026.

TABLE 2 TENTATIVE CALENDAR FOR DECLARATION OF FINANCIAL RESULTS

For the quarter ending June 30, 2025	Fourth week of July, 2025
For the quarter and half-year ending September 30, 2025	Fourth week of October, 2025
For the quarter and nine months ending December 31, 2025	Fourth week of January, 2026
For the year ending on March 31, 2026	Third week of May, 2026
AGM for the year ending March 31, 2026	Fourth week of July, 2026

FY2025 represents fiscal year 2024-25, from April 1, 2024 to March 31, 2025 and analogously for FY2024 and other such labelled years.

CREDIT RATINGS

The detailed table of credit ratings, together with information given in Corporate Governance Report for FY2025.

REASONS FOR PLEDGE

There has been no pledging of shares by the Promoters/Promoter Group.

IN CASE SECURITIES OF THE COMPANY ARE SUSPENDED FROM TRADING, REASONS THEREOF

During the year, no securities of the Company were suspended from trading.

PERSONS HOLDING OVER 1% OF THE SHARES AND TOP 10 PUBLIC SHAREHOLDERS

Table 3 gives the names of the persons holding more than 1% of equity shares of the Company and top 10 public shareholders as on March 31, 2025.

TABLE 3 PERSONS HOLDING 1% OR MORE AND TOP 10 PUBLIC SHAREHOLDERS OF THE EQUITY SHARES/ ADRS IN THE COMPANY AS ON MARCH 31, 2025

NAME	NUMBER OF SHARES	NUMBER OF ADRs	%
J P Morgan Chase Bank NA[1]	96,312,429	96,312,429	11.54
G V Prasad[2]	96,095,920	-	11.52
Satish Reddy Kallam[2]	85,738,125	-	10.27
Life Insurance Corporation of India	60,015,393	-	7.19
ICICI Prudential Mutual Fund - Various Mutual Funds	31,659,572	-	3.79
Kallam Satish Reddy HUF[2]	27,618,385	-	3.31
NPS Trust	20,423,710	-	2.45
Nippon Life India Trustee Ltd - Various Mutual Funds	16,247,593	-	1.95
Gunupati Venkateswara Prasad HUF[2]	12,717,090	-	1.52
First Sentier Investors Icvc - Stewart Investors Asia Pacific Leaders Sustainability Fund	12,106,171	-	1.45
SBI Mutual Funds -Various Mutual Funds	11,411,189	-	1.37
Parag Parikh Mutual Funds - Various Mutual Funds	10,653,386	-	1.28
Vanguard Total International Stock Index Fund	7,723,777	-	0.93
Government Pension Fund Global	7,087,939	-	0.85
Hdfc Life Insurance Company Limited	6,805,720	-	0.82

[1]*Holding ADRs as custodian of ADRs.*

[2]*Belonging to promoter group of the Company.*

EQUITY HISTORY OF THE COMPANY

Table 4 lists the equity history of the Company since the incorporation of the Company up to March 31, 2025.

TABLE 4 EQUITY HISTORY OF THE COMPANY SINCE INCORPORATION OF THE COMPANY UPTO MARCH 31, 2025

Date/ Financial Year	Particulars	Issued	Cancelled/ Extinguished	Cumulative
24-Feb-1984	Issue to promoters	200	-	200
22-Nov-1984	Issue to promoters	243,300	-	243,500
14-Jun-1986	Issue to promoters	6,500	-	250,000
09-Aug-1986	Issue to public	1,116,250	-	1,366,250
30-Sep-1988	Forfeiture of 100 shares	-	100	1,366,150
09-Aug-1989	Rights Issue	819,750	-	2,185,900
16-Dec-1991	Bonus Issue (1:2)	1,092,950	-	3,278,850
17-Jan-1993	Bonus Issue (1:1)	3,278,850	-	6,557,700
10-May-1994	Bonus Issue (2:1)	13,115,400	-	19,673,100
10-May-1994	Issue to promoters	2,250,000	-	21,923,100
26-Jul-1994	GDRs underlying equity shares	4,301,276	-	26,224,176
29-Sep-1995	Standard Equity Fund Limited on Merger	263,062	-	26,487,238
30-Jan-2001	Cheminor Drugs Limited shareholders on merger	5,142,942	-	31,630,180
30-Jan-2001	Cancellation of shares held in Cheminor Drugs Limited on merger	-	41,400	31,588,780
11-Apr-2001	ADR underlying equity shares	6,612,500	-	38,201,280
09-Jul-2001	GDR conversion into ADR	-	-	38,201,280
24-Sep-2001	American Remedies Limited shareholders on merger	56,694	-	38,257,974
25-Oct-2001	Sub-division of one equity share of ₹10/- into two equity shares of ₹5/- each		-	76,515,948
2004-2005	Allotment pursuant to exercise of stock options	3,001	-	76,518,949
2005-2006	Allotment pursuant to exercise of stock options	175,621	-	76,694,570
2006-2007	Allotment pursuant to exercise of stock options	63,232	-	76,757,802
30-Aug-2006	Bonus Issue(1:1)	76,757,802	-	153,515,604
22-Nov-2006	ADR underlying equity shares	12,500,000	-	166,015,604
29-Nov-2006	ADR underlying equity shares (green shoe option)	1,800,000	-	167,815,604
2006-2007	Allotment pursuant to exercise of stock options	96,576	-	167,912,180
2007-2008	Allotment pursuant to exercise of stock options	260,566	-	168,172,746
2008-09	Allotment pursuant to exercise of stock options	296,031	-	168,468,777
2009-10	Allotment pursuant to exercise of stock options	376,608	-	168,845,385
2010-11	Allotment pursuant to exercise of stock options	407,347	-	169,252,732
2011-12	Allotment pursuant to exercise of stock options	307,614	-	169,560,346
2012-13	Allotment pursuant to exercise of stock options	276,129	-	169,836,475
2013-14	Allotment pursuant to exercise of stock options	272,393	-	170,108,868
2014-15	Allotment pursuant to exercise of stock options	272,306	-	170,381,174
2015-16	Allotment pursuant to exercise of stock options	226,479	-	170,607,653
2016-17	Buy-back of equity shares	-	5,077,504	165,530,149
	Allotment pursuant to exercise of stock options	211,564	-	165,741,713
2017-18	Allotment pursuant to exercise of stock options	169,194	-	165,910,907
2018-19	Allotment pursuant to exercise of stock options	155,041	-	166,065,948
2019-20	Allotment pursuant to exercise of stock options	106,134	-	166,172,082
2020-21	Allotment pursuant to exercise of stock options	129,149	-	166,301,231
2021-22	Allotment pursuant to exercise of stock options	124,618	-	166,425,849
2022-23	Allotment pursuant to exercise of stock options	102,027	-	166,527,876
2023-24	Allotment pursuant to exercise of stock options	290,390	-	166,818,266
2024-25	Before sub-division - Allotment pursuant to exercise of stock options	58,680	-	166,876,946
	Sub-division of one equity share of ₹ 5/- into five equity shares of ₹1/- each w.e.f. 28-Oct-2024	-	-	834,384,730
	Post sub-division - Allotment pursuant to exercise of stock options	70,635	-	834,455,365

TABLE 5 DISTRIBUTION OF SHAREHOLDING

CATEGORY	AS ON MARCH 31, 2025		AS ON MARCH 31, 2024[3]		% CHANGE
	NO. OF SHARES	% OF TOTAL	NO. OF SHARES	% OF TOTAL	
Promoters' Holding[1]					
- Individuals	222,305,640	26.64	10,115,820	6.06	20.58
- Trust	-	-	34,345,308	20.59	-20.59
Sub-total (A)	**222,305,640**	**26.64**	**44,461,128**	**26.65**	**-0.01**
- Insurance companies and Indian financial institutions	83,422,811	10.00	12,883,093	7.72	2.28
- Banks	1,519,135	0.18	117,030	0.07	0.11
- Mutual funds/UTI	107,519,632	12.89	13,274,173	7.96	4.93
Foreign holdings					
- Foreign institutional investors/ foreign portfolio investors/ foreign companies	215,048,842	25.77	48,820,458	29.27	-3.50
- Non-resident Indians	7,791,068	0.93	1,601,807	0.96	-0.03
- ADRs	96,312,429	11.54	25,608,057	15.35	-3.81
- Foreign nationals	13,895	0.00	2,779	0.00	0.00
Sub-total (B)	**511,627,812**	**61.31**	**102,307,397**	**61.33**	**-0.02**
Indian public, corporates and others[2] (C)	100,521,913	12.05	20,049,741	12.02	0.03
Total (A+B+C)	**834,455,365**	**100.00**	**166,818,266**	**100.00**	**0.00**

[1]*Change in percentage are due to ESOP allotment.*

[2]*Others includes of Alternative Investment Funds, Trusts, Clearing Members, Unclaimed Suspense Account, IEPF Authority and ESOS Trust.*

[3]*shares of face value of ₹5 each.*

TABLE 6	DISTRIBUTION OF EQUITY SHAREHOLDING ACCORDING TO OWNERSHIP AS ON MARCH 31, 2025

SHARES HELD	NUMBER OF SHAREHOLDERS	% OF SHAREHOLDERS	NUMBER OF SHARES HELD	% OF SHAREHOLDING
1 – 5,000	473,316	99.34	43,718,338	5.24
5,001 – 10,000	1,116	0.23	8,190,417	0.98
10,001 – 20,000	692	0.15	10,236,342	1.23
20,001 – 30,000	297	0.06	7,325,976	0.88
30,001 – 40,000	193	0.04	6,641,606	0.80
40,001 – 50,000	116	0.02	5,207,691	0.62
50,001 – 100,000	248	0.05	17,393,334	2.08
100,001 & above	475	0.10	639,429,232	76.63
Total (excluding ADRs)	**476,453**	**100.00**	**738,142,936**	**88.46**
Equity shares underlying ADRs[1]	1	0.00	96,312,429	11.54
Total	**476,454**	**100.00**	**834,455,365**	**100.00**

[1]Held by beneficial owners outside India.

GENERAL BODY MEETINGS

TABLE 7	DETAILS OF THE LAST THREE ANNUAL GENERAL MEETINGS AND BUSINESS TRANSACTED THROUGH SPECIAL RESOLUTIONS, IF ANY

YEAR	DATE AND TIME	LOCATION	SPECIAL RESOLUTION(S) PASSED
2021-22	July 29, 2022 at 9.00 am (IST)	Video conferencing (VC)/Other Audio Visual means (OAVM)	No special resolutions passed
2022-23	July 27, 2023 at 10.00 am (IST)	Video conferencing (VC)/Other Audio Visual means (OAVM)	• Appointment of Dr. Claudio Albrecht as an Independent Director • Re-appointment of Mr. Leo Puri as an Independent Director • Re-appointment of Ms. Shikha Sharma as an Independent Director
2023-24	July 29, 2024 at 11.00 am (IST)	Video conferencing (VC)/Other Audio Visual means (OAVM)	No special resolutions passed

POSTAL BALLOT DETAILS

During FY2025, the Company has conducted Postal Ballot process for approval of sub-division/ Split of each equity share of ₹5/- (rupees five only) each, fully paid up into 5(five) equity shares of ₹1 /- (Rupee one only) each, fully paid-up.

CS Ms. Alifya Saptatwala Partner, M/s. Mehta & Mehta, Company Secretary in Practice, was appointed as the Scrutinizer to conduct the aforesaid Postal Ballot process in a fair and transparent manner. The Company had provided the facility of voting through electronic means. The procedure of Postal Ballot, as contained in the respective Postal Ballot Notices, is available on the Company's website at https://www.drreddys.com/investor#investor-services.

Table 8 gives voting details of special resolutions passed through postal ballot during FY2025.

TABLE 8	POSTAL BALLOT DETAILS

ORDINARY RESOLUTION PASSED	VOTING DETAILS						
	NUMBER OF SHARES	NUMBER OF VOTES POLLED	VOTES CAST IN FAVOUR		VOTES CAST AGAINST		DATE OF PASSING OF RESOLUTION
			NUMBER OF VOTES	%	NUMBER OF VOTES	%	
Approval for Split of shares of the company	166,829,701	135,592,571	135,431,665	99.88	160,906	0.12	September 12, 2024

Further, there is no immediate proposal for passing any resolution through Postal Ballot process.

DIVIDEND HISTORY

Chart 1 shows the dividend history of the Company from the FY2015 to FY2025.

CHART 1 DIVIDEND HISTORY FY2015-FY2025 (%)


FY2025[1] 800%
FY2024 800%
FY2023 800%
FY2022 600%
FY2021 500%
FY2020 500%
FY2019 400%
FY2018 400%
FY2017 400%
FY2016 400%
FY2015 400%

[1]Dividend recommended by the Board for approval of the members at the ensuing 41st AGM.

NOMINATION FACILITY

In view of the SEBI Circular dated November 3, 2021 read with Circulars dated December 14, 2021 and March 16, 2023, as amended, members holding shares in physical form are requested to submit their Nomination details by sending a duly filled and signed Form SH-13 and Form SH-14 to the RTA. Further, Form ISR-3 shall be submitted by the members for opting out/ cancellation of Nomination.

EXCHANGE OF SHARE CERTIFICATES

Standard Equity Fund Limited (SEFL), Cheminor Drugs Limited (CDL) and American Remedies Limited (ARL) merged with Dr. Reddy's Laboratories Limited in the years 1995, 2000 and 2001, respectively. Also, during the year 2001, the Company sub-divided the face value of its equity shares of ₹10/- into ₹5/- and in year 2024, from ₹5/- into ₹1/-. Hence, the share certificates of the above three companies and old share certificates of ₹10/- face value and ₹5/- are no longer valid.

Shareholders who are still holding the share certificates of the above three companies or face value of ₹10/- or ₹5/-, are requested to submit those share certificates along with their demat account details including client master list, either to the Company or to the RTA. On receipt and verification of these share certificate(s), the shares will get credited to the demat account of the shareholders.

SIMPLIFIED NORMS FOR PROCESSING INVESTOR SERVICE REQUEST

Pursuant to the Regulation 40 of the SEBI Listing Regulations, as amended, the transfer, transmission and transposition of securities of listed companies held in physical form, shall be effected only in demat mode. Further, SEBI vide its Circular dated January 25, 2022, has clarified that listed companies shall issue the securities in dematerialized form only, while processing the service requests like issue of duplicate share certificate, claim from unclaimed suspense account, renewal/ exchange of share certificate, endorsement, sub-division/ splitting of securities certificate, consolidation of securities certificates/ folios, transmission and transposition. It was further clarified that listed entities/ RTAs shall now issue a

Letter of Confirmation in lieu of the share certificate while processing any of the aforesaid investor service request.

In view of the above and also to eliminate all risks associated with physical shares and for ease of portfolio management, Members holding shares in physical form are requested to consider converting their holdings to demat mode and to furnish PAN, KYC and Nomination/ Opt out of Nomination, by submitting the prescribed forms by their registered email id to RTA at bsshyd@bigshareonline.com or by sending physical copy of the same to M/s. Bigshare Services Private Limited, 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad 500 082.

Table 9 gives the details of forms which are also available on our website: https://www.drreddys.com/investors/governance/code-of-businessconductand-ethics-cobe/#investor-services#investor-handbook.

TABLE 9 DETAILS OF FORMS

Sl. No	Particulars	Form No.
1	Request for registering PAN, KYC details or changes/ updation thereof	ISR-1
2	Confirmation of signature of shareholder by the Banker (in case of major mismatch in the signature of the shareholder)	ISR-2
3	Nomination Form	SH-13
4	Cancellation or Variation of Nomination	SH-14
5	Declaration form for opting out/ cancellation of Nomination	ISR-3
6	Request for issue of Duplicate Certificate and other Service Requests	ISR-4

SIMPLIFICATION OF PROCEDURE AND STANDARDIZATION OF FORMATS OF DOCUMENTS FOR TRANSMISSION OF SECURITIES AND ISSUE OF DUPLICATE SHARE CERTIFICATES

SEBI vide its Circular dated May 18, 2022, as amended, as an on-going measure to enhance ease of dealing in securities markets and with a view to make the transmission process more efficient and investor friendly, has simplified the procedure for transmission of securities.

Further, SEBI vide its Circular dated May 25, 2022, with a view to make issuance of duplicate securities more efficient and investor friendly, has laid down operational guidelines for processing investor's service request for the purpose of issuance of duplicate securities and notified the documents required to be submitted by security holder while requesting for issuance of duplicate securities.

The claimants are requested to follow the procedures and formats, as stated in the above circulars, for making any application for transmission or duplicate issue of shares.

Pursuant to the provisions of Section 46 of the Act, read with Rule 6(2)(a) of the Companies (Share Capital and Debentures) Rules, 2014, duplicate share certificates, in lieu of those that are lost or destroyed, should only be issued with the prior consent of the Board. Therefore, based on Circular no. 19/2014 dated June 12, 2014, issued by the Ministry of Corporate Affairs and consequent to delegation of power of issuing Letter of Confirmation in lieu of duplicate share certificates by the Board of Directors to the Banking, Authorisations and Allotment Committee, the Committee attends to such requests at regular intervals.

We periodically review the operations of our RTA. The number of shares transferred/ transmitted in physical form during the last two financial years are given in **Table 10**.

TABLE 10 SHARES TRANSMITTED IN PHYSICAL FORM

SHARES TRANSMITTED IN PHYSICAL FORM	FY2025	FY2024
Number of transmissions	9	9
Number of shares*	41,375	664

Number of shares of face value ₹1\- for FY25.

DEMATERIALIZATION OF SHARES

The Company's shares can be held in demat mode through both the depositories in India: the National Securities Depository Limited (NSDL) and the Central Depository Services (India) Limited (CDSL).

SEBI has made it mandatory for the holders of physical securities to furnish PAN, KYC details and details of nomination.

Further, the physical shareholders are requested to ensure that their PAN is linked to Aadhar, if not already done, and to update KYC details in folio as soon as possible.

SEBI mandated that the security holders (holding securities in physical form), whose folio(s) do not have PAN or Choice of Nomination or Contact Details or Mobile Number or Bank Account Details or Specimen Signature updated, shall be eligible for any payment including dividend, interest or redemption in respect of such folios, only through electronic mode with effect from April 01, 2024, upon their furnishing all the aforesaid details in entirety.

Chart 2 gives the breakup of dematerialized shares and shares in physical form as on March 31, 2025, compared with March 31, 2024. Dematerialization of shares is done through RTA and the dematerialization process is generally completed within 10 days from the date of receipt of a valid dematerialization request along with the relevant documents.

CHART 2 BREAK UP OF SHARES IN ELECTRONIC AND PHYSICAL FORM AS ON MARCH 31, 2025 AND MARCH 31, 2024 (%)


0.22
0.19
4.09
3.74
95.69
96.07
Physical
Electronic - CDSL
Electronic - NSDL
2024
2025

SECRETARIAL AUDIT

Pursuant to Section 204 of the Act and corresponding Rule 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, secretarial audit for FY2025 was carried out by M/s. Makarand M. Joshi & Co. (MMJC), Company secretaries (Firm registration no: P2009MH007000), Mumbai, India. The Secretarial Audit Report forms a part of the Board's Report.

The Company has also obtained the annual Secretarial Compliance Report from M/s. Makarand M. Joshi & Co. confirming compliances with all applicable SEBI Regulations, circulars and guidelines for the year ended March 31, 2025. This compliance was filed with the stock exchanges within prescribed time period and is also available on the websites of stock exchanges and the Company.

In addition to the above, for each quarter of FY2025, a qualified practicing Company secretary carried out the reconciliation of share capital audit to reconcile the total admitted share capital held with NSDL and CDSL and the total issued and listed share capital. The reports confirm that the total issued/paid-up share capital is in agreement with total number of shares in physical form and dematerialized form held with NSDL and CDSL.

OUTSTANDING ADRS AND THEIR IMPACT ON EQUITY SHARES

The Company's ADRs are traded in the US on New York Stock Exchange, Inc. (NYSE) under the ticker symbol 'RDY'. Each ADR is represented by one equity share. As on March 31, 2025, there were approximately 54 registered holders, 2,524 small bank & brokers and 34,569 beneficial shareholders of ADRs evidencing 96,312,429 ADRs.

QUERIES AND REQUESTS RECEIVED FROM SHAREHOLDERS IN FY2025

Table 11 gives details of the nature of shareholder queries received and replied to during FY2025.

TABLE 11 SHAREHOLDER QUERIES AND REQUESTS RECEIVED AND REPLIED TO IN FY2025[1]

SL. NO.	NATURE	OPENING BALANCE	RECEIVED	REPLIED	CLOSING BALANCE
1	Investor Service Requests i.e. ISR-1, ISR-2, ISR-3 or Nomination opt-out requests	-	147	147	-
2	Request for claim of unpaid dividend	-	426	426	-
3	Request for exchange of shares certificate (Exchange of Shares of ₹ 10/- each)	-	87	87	-
4	Request for physical copy of Annual Report	-	152	152	-
5	Request for transmission of Shares and deletion of name	-	12	12	-
6	Request for Stop Transfer	-	-	-	-
7	Power of attorney registration	-	-	-	-
8	Dematerialization of Shares	-	120	120	-
9	Issue of duplicate share certificates	-	27	27	-
10	Requests received from Shareholders	-	1,123	1,123	-
11	Complaints received through from Stock Exchanges / SEBI	-	7	7	-
12	Claim for unclaimed share certificates	-	95	95	-
13	Request for claim of shares from IEPF	-	51	51	-

[1]The above table does not include shareholders' disputes, which are pending in various courts.

DISCLOSURE ON LEGAL PROCEEDINGS PERTAINING TO SHARES

There are two pending cases relating to disputes over title of the shares of the Company, in which the Company has been made a party. However, these cases are not material in nature.

NATIONAL ELECTRONIC CLEARING SERVICE (NECS) FACILITY FOR REMITTANCE OF DIVIDEND ELECTRONICALLY

The Company provides the facility for remittance of dividend to shareholders through NECS. Under this facility, shareholders can receive dividend electronically by way of direct credit to their bank account. With this service, problems such as loss of dividend warrants during postal transit/ fraudulent encashment are avoided. This also expedites credit of dividend directly to the shareholder's account as compared to the payment through physical dividend warrant. Shareholders are advised to refer to the Investor Handbook on the Company's website, www.drreddys.com, for further details on this facility.

TRANSFER TO INVESTOR EDUCATION AND PROTECTION FUND (IEPF)

UNCLAIMED DIVIDENDS

Pursuant to Section 125 of the Act, unclaimed dividend amounts for the FY2017 amounting to ₹13.06 mn and has been transferred to the Investor Education and Protection Fund (IEPF) of the Government.

The dividend amounts for the FY2018 which have been unclaimed for seven years will be transferred to IEPF. Shareholders who have not claimed the dividend(s) amount are, therefore, requested to do so before they are statutorily transferred to the IEPF. **Table 12** gives the transfer dates in this regard.

The shareholders who have not cashed their dividend are requested to immediately approach Company's RTA, for making payment through electronic bank transfer. In cases, where bank details for making electronic payment are not available, with effect from April 1, 2024, dividend to shareholders holding in physical form shall be paid only through electronic mode. Such payment shall be made upon folio being KYC compliant i.e. registering their PAN, contact details including mobile no., bank account details and specimen signature with RTA/Company (SEBI Master Circular No. SEBI/HO/MIRSD/POD-1/P/CIR/2024/37 dated May 7, 2024).

The information on unclaimed dividend/interest is available on the Company's website: www.drreddys.com.

TABLE 12 DATES OF TRANSFER OF UNCLAIMED DIVIDEND ON SHARES

FINANCIAL YEAR	TYPE OF PAYMENT	DATE OF DECLARATION/ PAYMENT	AMOUNT OUTSTANDING AS ON MARCH 31, 2025 (₹)	DUE FOR TRANSFER ON
2017-18	Final dividend	July 27, 2018	10,903,920.00	August 30, 2025
2018-19	Final dividend	July 30, 2019	10,888,580.00	September 5, 2026
2019-20	Final dividend	July 30, 2020	8,463,023.52	August 31, 2027
2020-21	Final dividend	July 28, 2021	8,323,204.86	August 27, 2028
2021-22	Final dividend	July 29, 2022	10,485,620.00	August 28, 2029
2022-23	Final dividend	July 27, 2023	13,559,145.00	August 26, 2030
2023-24	Final dividend	July 29, 2024	17,760,618.00	August 28,2031

TRANSFER OF UNDERLYING SHARES TO IEPF

Pursuant to Section 124(6) of the Companies Act, 2013 read with Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, as amended, all shares in respect of which dividend has not been paid or claimed for seven consecutive years or more shall be transferred to IEPF.

During the year, the Company has transferred (transmitted) 839,995 equity shares of face value ₹1/- held under 1,184 folios to the IEPF, on which dividend has not been paid or claimed for seven consecutive years. Before such transfer of shares to IEPF, the Company has sent individual notices at the latest available addresses of the shareholders, whose dividends are lying unpaid/ unclaimed for FY2017 along with subsequent seven consecutive years' dividend, advising them to claim the dividends and also published a notice in newspapers inviting the shareholders' attention to this matter.

The Company has sent reminder at latest available addresses of the shareholders, whose dividends are lying unpaid/ unclaimed, advising them to claim the dividends for FY2018 and subsequent years.

Shareholders who have not claimed/ encashed their dividends from FY2018 can write to the Company's RTA or at the registered office of the Company, for claiming the unclaimed/ unpaid dividends. If the shareholders do not claim the unpaid or unclaimed dividends for FY2018 and seven consecutive years before August 30, 2025, then the shares held by them with respect to such dividend are liable to be transferred to IEPF.

CLAIM FROM IEPF AUTHORITY

Members/ claimants whose shares and dividends have been transferred to the IEPF authority can claim the same by making an application to the IEPF authority by filing Form IEPF-5 (available at www.iepf.gov.in) and sending duly signed physical copy of the same to the Company at its Registered Office along with requisite documents as prescribed in the instruction kit of e-Form IEPF-5. No claims shall lie against the Company in respect of the dividends/ shares so transferred.

DEALING WITH SECURITIES WHICH HAVE REMAINED UNCLAIMED

Pursuant to Regulation 39(4) of the SEBI Listing Regulations, read with Schedule VI of the said Regulations, the Company has dematerialized shares which have been returned undelivered by postal authorities and shares lying unclaimed after sub-division. The dematerialized shares are held in an 'Unclaimed Suspense Account' opened with a depositary participant associated with NSDL.

Any corporate benefits accruing on such shares, viz. bonus shares, split etc., shall also be credited to an unclaimed suspense account, for a period of seven years and thereafter shall be transferred by the Company to IEPF, in accordance with provisions of Section 124(5) and (6) of the Companies Act, 2013 and Rules made thereunder.

Table 13 gives the details of the unclaimed shares as on March 31, 2025, held by the Company. The voting rights on such unclaimed shares shall remain frozen till the rightful owner claims these shares.

TABLE 13 UNCLAIMED SHARES AS ON MARCH 31, 2025

SL. NO.	PARTICULARS	NO. OF FOLIOS	NO. OF SHARES
i.	No. of shareholders and the outstanding no. of unclaimed shares at the beginning of the year	1,381	1,209,370
ii.	No. of shareholders who approached to claim the unclaimed shares during the year	93	173,015
iii.	No. of shareholders who claimed and were given the unclaimed shares during the year	93	173,015
iv.	No. of shareholders whose shares transferred to IEPF	1,040	784,920
v.	Aggregate no. of shareholders and the outstanding no. of unclaimed shares at the end of the year	248	251,435

INVESTOR GRIEVANCE REDRESSAL MECHANISM

The Company believes that a transparent framework should be in place for handling investor grievances, which will enable investors register and escalate their grievances to the relevant officials. Keeping this in view, the Company has instituted an escalation mechanism for effective redressal of investor grievances. The contact details of Investor grievances is available on the Company's website at https://drreddys.com/investor#investor-services#complaints.

DISPUTE RESOLUTION MECHANISM AT STOCK EXCHANGES

To enable the Shareholders to raise any dispute against the Company or its RTA on delay or default in processing any investor services related request, SEBI has provided an option of 'Arbitration with Stock Exchanges (NSE and BSE)' as a Dispute Resolution Mechanism.

ONLINE DISPUTE RESOLUTION (ODR) MECHANISM

As per SEBI Circulars issued from time to time, in case of any grievances, the Shareholders are advised to first approach the Company or its RTA. If the response is not received/not satisfactory, Shareholders can raise a complaint on SCORES/ with Stock Exchanges, as detailed in the Escalation Matrix for Investor grievance available on the website of the Company.

NON-COMPLIANCE ON MATTERS RELATING TO CAPITAL MARKETS

There has been no instance of non-compliance by the Company on matters relating to capital markets for the last three years.

COMMODITY PRICE RISK OR FOREIGN EXCHANGE RISK

Appropriate disclosure on commodity price or foreign exchange risk and hedging activities is given in note 2.29 of the notes to the standalone financial statement.

INFORMATION ON DIRECTOR PROPOSED FOR REAPPOINTMENT/ APPOINTMENT/ CONTINUATION

This information is given in the chapter on Corporate Governance and Notice of 41st AGM, forming part of this Report.

QUERIES AT ANNUAL GENERAL MEETING

Shareholders desiring any information with regard to the financial statements are requested to write to the Company at e-mail ID: shares@drreddys.com at an early date so as to enable the management to keep the information ready. The queries relating to operational and financial performance may be raised at the AGM.

PROCEDURE FOR CONVENING AN EXTRAORDINARY GENERAL MEETING

Pursuant to the provisions of Section 100 of the Companies Act, 2013, the Companies (Management and Administration) Rules, 2014 and Secretarial Standard on General Meeting (SS-2), an extraordinary general meeting (EGM) of the Company may be called by a requisition made by shareholders, either in writing or through electronic mode, at least 21 clear days prior to the proposed date of such a meeting. Such a requisition, signed by the requisitionists, shall set out the matters of consideration for which the meeting is to be called and it shall be sent to the registered office of the Company.

Shareholders entitled to make requisition for an EGM regarding any matter, shall be those who hold not less than one-tenth of the paid-up share capital of the Company on the date of receipt of the requisition.

PROCEDURE FOR NOMINATING A DIRECTOR ON THE BOARD

Pursuant to Section 160 of the Companies Act, 2013, any person, or some shareholders intending to propose such person for appointment as a director of the Company, shall deposit a signed notice signifying his/ her candidature to the office of a director, at the registered office of the Company, not less than 14 days before the shareholders' meeting.

All directors' nominations are considered by the Nomination, Governance and Compensation Committee of the Company's Board of directors, which entirely consists of Independent Directors.

INFORMATION ON MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company's Memorandum of Association and Articles of Association are available on its website: https://www.drreddys.com/cms/cms/sites/default/files/2024-12/Dr.%20Reddy%27s%20MOA%20and%20AOA%202024.pdf

INVESTOR HANDBOOK/ SHAREHOLDER SERVICES

Please refer to the Investor Handbook on the Company's website: www.drreddys.com, for rights of shareholders, procedures related to dematerialization/ transmission of shares, nomination in respect of shareholding, change of address, unclaimed/ unpaid dividend, shares underlying unpaid/ unclaimed dividend, refund from IEPF, loss/ misplacement of certificate(s), sub-division of shares, share certificates of amalgamated companies, power of attorney, registration of e-mail ID and registration of PAN/ Bank details, and for necessary compliances under the SEBI Circular.

CERTIFICATE FROM THE COMPANY SECRETARY

I, K Randhir Singh, Company Secretary and Compliance officer of Dr. Reddy's Laboratories Limited, hereby confirm that as on date of this certificate, the Company has:

a) Complied with the provisions of rules and regulations framed by the Securities and Exchange Board of India; the Companies Act, 2013 (the "Act"), as amended and other statutory laws as may be applicable on the Company and effective as on date.

b) Maintained all books of account and statutory registers prescribed under the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the "Listing Regulations"); the Act and other applicable statutory laws.

c) Filed all forms and returns and furnished all necessary particulars to the Stock Exchanges; Registrar of Companies; and/ or other Statutory Authorities, as may be required under the Listing Regulations, the Act and other applicable statutory laws.

d) Conducted the Board Meetings, Shareholders' meeting and postal ballot as per the Listing Regulations, the Act, Secretarial Standards (issued by the Institute of Company Secretaries of India) and other applicable statutory laws; and the minutes thereof were properly recorded in the respective minutes books.

e) Effected share transfers or transmissions and dispatched the certificates/Letter of Confirmations, wherever applicable, within the time limit prescribed by various Statutory Authorities.

f) Not exceeded the borrowing or investment limits as prescribed under the applicable laws.

g) Paid dividend to the shareholders, transferred the unpaid dividends and the underlying shares in respect of which dividend has remained unpaid or unclaimed for seven consecutive years to the Investor Education and Protection Fund (IEPF) within the time limit and has also complied with the provisions of the IEPF Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, as amended.

The certificate is given by the undersigned according to the best of his knowledge and belief and based on the available information and records, knowing that on the faith and strength of what is stated above, full reliance will be placed on it by the shareholders of the Company.

K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR
Place: Hyderabad
Date: May 09, 2025

PLANT/FACILITY LOCATIONS OUTSIDE INDIA

ACTIVE PHARMACEUTICAL INGREDIENTS (API) FACILITIES

API CUERNAVACA PLANT
Industrias Quimicas Falcon De Mexico S.A. de C.V., Carretera Federal Cuernavaca-Cuautla KM 4.5 CIVAC, Jiutepec Morelos, Mexico 62578

API MIRFIELD PLANT
Dr. Reddy's Laboratories (EU) Limited Steanard Lane, Mirfield, West Yorkshire, WF 14, 8HZ, United Kingdom

API MIDDLEBURGH PLANT
Dr. Reddy's Laboratories New York Inc. 1974 Route 145, P.O. Box 500, Middleburgh, New York 12122, USA

FORMULATIONS MANUFACTURING FACILITIES

KUNSHAN ROTAM REDDY PHARMACEUTICAL CO. LIMITED
No. 258, Huang Pu Jiang (M) Road, Kunshan Development Zone, Jiangsu Province, P. R. China, Pin: 215 300

RESEARCH AND DEVELOPMENT FACILITIES

TECHNOLOGY DEVELOPMENT CENTRE, CAMBRIDGE
Dr. Reddy's Laboratories (EU) Limited 410 Cambridge Science Park, Milton Road, Cambridge CB4 0PE, United Kingdom.

AURIGENE DISCOVERY TECHNOLOGIES, (MALAYSIA) SDN BHD
Level 2, Research Management & Innovation Complex, University of Malaya, Lembah Pantai 50603 Kuala Lumpur, Malaysia

PLANT/ FACILITY LOCATIONS IN INDIA

ACTIVE PHARMACEUTICAL INGREDIENTS (API) FACILITIES

CTO 1 - API HYDERABAD PLANT
Plot No. 137, 138, 145 & 146, S.V. Co-operative Industrial Estate, IDA Bollaram, Jinnaram Mandal, Sangareddy District, Telangana, Pin: 502 325

CTO 2 - API HYDERABAD PLANT
Plot No. 75A, 75B, 105, 110, 111, 112 & 121/3, S.V. Co-operative Industrial Estate, IDA Bollaram, Jinnaram Mandal, Sangareddy District, Telangana, Pin: 502 325

CTO 3 - API HYDERABAD PLANT
Plot No. 116, S.V. Co-operative Industrial Estate, IDA Bollaram, Jinnaram Mandal, Sangareddy District, Telangana, Pin: 502 325

CTO 5 - API NALGONDA PLANT
Peddadevulapally, Tripuraram Mandal, Nalgonda District, Telangana, Pin: 508 207

CTO 6 - API SRIKAKULAM PLANT
Survey No. 5 to 9 & Plot No. 5/1, 5/2, 5/3 & 5/4, APIIC, IDA Pydibheemavaram, Ransthalam Mandal, Srikakulam District, Andhra Pradesh, Pin: 532 409

CTO SEZ - API SRIKAKULAM PLANT (SEZ)
Pu1 & Developer Sector No. 28 & 34, Devunipalavalasa Village, Ranastalam Mandal, Srikakulam District, Andhra Pradesh, Pin: 532 409

FORMULATIONS MANUFACTURING FACILITIES

FTO 2 - FORMULATIONS HYDERABAD PLANT
Survey No. 42, 43, 44P, 45, 46P, 53, 54 & 83, Bachupally Village & Mandal, Medchal-Malkajgiri District, Telangana, Pin: 500 090

FTO 3 - FORMULATIONS HYDERABAD PLANT
Survey No. 41, Bachupally Village & Mandal, Medchal-Malkajgiri District, Telangana, Pin: 500 090

FTO 6 - FORMULATIONS BADDI PLANT
Village Khol, PO - Bhud, Baddi, Nalagarh Road, Tehsil Nalagarh, Solan District, Himachal Pradesh, Pin: 173 205

FTO 7 - FORMULATIONS DUVADDA PLANT
Plot No. P1-P9, Phase III, Duvvada, VSEZ, Visakhapatnam, Andhra Pradesh, Pin: 530 046

FTO 8 - FORMULATIONS BADDI PLANT
Village Mauja Thana, PO - Bhud, Baddi, Nalagarh Baddi Road, Tehsil Nalagarh, Solan District, Himachal Pradesh, Pin: 173 205

FTO 9 - FORMULATIONS DUVADDA PLANT
Plot No. Q1 to Q5, Phase III, Duvvada, VSEZ, Visakhapatnam, Andhra Pradesh, Pin: 530 046

FTO SEZ PU 1 - FORMULATIONS SRIKAKULAM PLANT
Sector No. 9-14 & 17-20, Devunipalavalasa Village, Ranastalam Mandal, Srikakulam District, Andhra Pradesh, Pin: 532 409

FTO SEZ PU 2 - FORMULATIONS SRIKAKULAM PLANT
Sector No. 70, 71 & 73, Devunipalavalasa Village, Ranastalam Mandal, Srikakulam District, Andhra Pradesh, Pin: 532 409

FTO 11 - FORMULATIONS SRIKAKULAM PLANT
Survey No 30, 31 and Part of 28,32,33,34,39, APIIC Industrial EstatePark, Pydibheemavaram Village, Ranasthalam Mandal, Srikakulam District, Andhra Pradesh, Pin: 532 409

FTO 12 - FORMULATIONS BADDI PLANT
Village Kunjhal, PO - Barotiwala, Baddi, Tehsil Nalagarh Road, Solan District, Himachal Pradesh, Pin: 174 103

BIOLOGICS HYDERABAD PLANT
Survey No. 44 (part) & 47, Bachupally Village & Mandal, Medchal-Malkajgiri District, Telangana, Pin: 500 090

DFL 1 -FORMULATIONS SRIKAKULAM PLANT
Survey No. Part of 37, APIIC Industrial Park, Pydibhimavaram Village, Ranasthalam Mandal, Srikakulam, Andhra Pradesh, Pin: 532 409

BIOLOGICS BENGALURU PLANT
Block C, 1 BLR, Survey No. 43, Bhaktipura Village, Attibele Hobli, Anekal Taluk, Bengaluru, Bengaluru Urban, Karnataka, Pin: 562 106

RESEARCH AND DEVELOPMENT FACILITIES IN INDIA

INTEGRATED PRODUCT DEVELOPMENT ORGANISATION (IPDO)
Survey No. 42, 45, 46 & 54 Bachupally Village & Mandal, Medchal-Malkajgiri District, Telangana, Pin: 500 090

FTO 1 - IPDO PILOT PLANT
Plot No.137,138,145 & 146 S.V. Co-operative Industrial Estate, Bollaram(V), Jinnaram Mandal, Sanga Reddy District, Telangana, Pin : 502325

TECHNOLOGY DEVELOPMENT CENTRE 2, HYDERABAD FACILITY
Plot 31/A, Phase - 1, Road No. 10, IDA, Jeedimetla, Quthbullapur Mandal, Medchal-Malkajgiri District, Hyderabad, Telangana, Pin: 500 055

AURIGENE ONCOLOGY LIMITED (FORMERLY AURIGENE DISCOVERY TECHNOLOGIES LIMITED), BENGALURU FACILITY
39-40, KIADB Industrial Area, Electronic City Phase II, Hosur Road, Bengaluru, Karnataka, Pin: 560 100

AURIGENE PHARMACEUTICAL SERVICES LIMITED, HYDERABAD FACILITY
1-75/1, Survey No. 195 & 198/2/A, Madeenaguda Village, Serilingampally Mandal, Ranga Reddy District, Telangana, Pin: 500 049

AURIGENE PHARMACEUTICAL SERVICES LIMITED, BENGALURU FACILITY
39-40, KIADB Industrial Area, Electronic City Phase II, Hosur Road, Bengaluru, Karnataka, Pin: 560 100

AURIGENE PHARMACEUTICAL SERVICES LIMITED, GENOME VALLEY FACILITY
3rd Floor, 3GV, Plot No. 1A, Survey No. 234 & 235, Turkapally Village, Shamirpet Mandal, Medchal-Malkajgiri District, Telangana, Pin: 500 078

INDEPENDENT AUDITOR'S REPORT

To the Members of Dr. Reddy's Laboratories Limited

Report on the Audit of the Standalone Financial Statements

Opinion

We have audited the accompanying standalone financial statements of Dr. Reddy's Laboratories Limited ("the Company"), which comprise the Balance sheet as at March 31, 2025, the Statement of Profit and Loss, including Other Comprehensive Income, the Cash Flow Statement and the Statement of Changes in Equity for the year then ended, and notes to the standalone financial statements, including a summary of material accounting policies and other explanatory information.

In our opinion and to the best of our information and according to the explanations given to us the aforesaid standalone financial statements give the information required by the Companies Act, 2013, as amended ("the Act") in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2025, its profit including other comprehensive income, its cash flows and the changes in equity for the year ended on that date.

Basis for Opinion

We conducted our audit of the standalone financial statements in accordance with the Standards on Auditing (SAs), as specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the 'Auditor's Responsibilities for the Audit of the Standalone Financial Statements' section of our report. We are independent of the Company in accordance with the 'Code of Ethics' issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the standalone financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the standalone financial statements for the financial year ended March 31, 2025. These matters were addressed in the context of our audit of the standalone financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have determined the matters described below to be the key audit matters to be communicated in our report. We have fulfilled the responsibilities described in the Auditor's responsibilities for the audit of the standalone financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the standalone financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying standalone financial statements.

Key audit matters	How our audit addressed the key audit matter
Contingencies, including litigations *(as described in note 1.3(l) of the material accounting policies, and note 2.30 (A) containing details of contingencies in the consolidated financial statements)*	
The Company is involved in disputes, lawsuits, claims, anti-trust, governmental and / or regulatory inspections, inquiries, investigations and proceedings, including commercial matters that arise from time to time in the ordinary course of business. The Company recognizes a liability for those legal contingencies for which it has a possible or a present obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The Company assisted by their internal and external legal counsel assesses the need to make provision or discloses the need to make provision or discloses information with respect to the nature and facts of the case. This area is significant to our audit, since auditing managements determination whether a loss for a contingency is probable and reasonably estimable, reasonably possible or remote, and the related disclosure, is highly subjective and requires significant judgement.	Our audit procedures, among others included the following: • We obtained an understanding, evaluated the design and tested the operating effectiveness of controls relating to completeness, valuation, presentation and disclosure of legal contingencies. This included testing controls related to the Company's process for identification, recognition, measurement and disclosure of contingencies, including litigations. • To test the Company's contingencies, our substantive audit procedures included, among others, testing the completeness of the contingencies subject to evaluation by the company through review of minutes of board meetings and evaluation of legal expenses. • We also evaluated the Company's analysis of its assessment of the probability of outcome for each material contingency through inspection of responses to inquiry letters sent to external legal counsel, discussions with internal counsel, as well as external legal counsel, when deemed necessary, to confirm our understanding of the allegations and potential outcomes and obtaining written representations from executives of the Company. • We also evaluated the adequacy of Company's disclosures in relation to these matters.

Other Information

The Company's Board of Directors is responsible for the other information. The other information comprises the Statutory reports, Management discussion and analysis, corporate governance and Board's report included in the Annual report, which we obtained prior to the date of this auditor's report, and Corporate Overview and letter from Chairman and Co-Chairman included in the Annual report, which is expected to be made available to us after that date. The other information does not include the standalone financial statements and our auditor's report thereon.

Our opinion on the standalone financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the standalone financial statements, our responsibility is to read the other information and, in doing so, consider whether such other information is materially inconsistent with the financial statements, or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and those charge with governance for the Standalone Financial Statements

The Company's Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation of these standalone financial statements that give a true and fair view of the financial position, financial performance including other comprehensive income, cash flows and changes in equity of the Company in accordance with the accounting principles generally accepted in India, including the Indian Accounting Standards (Ind AS) specified under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charge with governance is also responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the standalone financial statements, including the disclosures, and whether the standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the standalone financial statements for the financial year ended March 31, 2025, and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

1. As required by the Companies (Auditor's Report) Order, 2020 ("the Order"), issued by the Central Government of India in terms of sub-section (11) of section 143 of the Act, we give in the "Annexure 1" a statement on the matters specified in paragraphs 3 and 4 of the Order.

2. As required by Section 143(3) of the Act, we report, to the extent applicable, that:

(a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b) In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books;

(c) The Balance Sheet, the Statement of Profit and Loss including the Statement of Other Comprehensive Income, the Cash Flow Statement and Statement of Changes in Equity dealt with by this Report are in agreement with the books of account;

(d) In our opinion, the aforesaid standalone financial statements comply with the Accounting Standards specified under Section 133 of the Act, read with Companies (Indian Accounting Standards) Rules, 2015, as amended;

(e) On the basis of the written representations received from the directors as on March 31, 2025 taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2025 from being appointed as a director in terms of Section 164 (2) of the Act;

(f) With respect to the adequacy of the internal financial controls with reference to these standalone financial statements and the operating effectiveness of such controls, refer to our separate Report in "Annexure 2" to this report;

(g) In our opinion, the managerial remuneration for the year ended March 31, 2025 has been paid / provided by the Company to its directors in accordance with the provisions of section 197 read with Schedule V to the Act;

(h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us:

i. The Company has disclosed the impact of pending litigations on its financial position in its standalone financial statements – Refer Note 2.30(A) to the standalone financial statements;

ii. The Company has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts – Refer Note 2.28 to the standalone financial statements;

iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company;

iv. a) The management has represented that, to the best of its knowledge and belief, other than as disclosed in the note 2.42 to the standalone financial statements, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company to or in any other person(s) or entity(ies), including foreign entities ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

b) The management has represented that, to the best of its knowledge and belief, no funds have been received by the Company from any person(s) or entity(ies), including foreign entities ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Company shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries; and

c) Based on such audit procedures performed that have been considered reasonable and appropriate in the circumstances, nothing has come to our notice that has caused us to believe that the representations under sub-clause (a) and (b) contain any material misstatement;

v. a) The final dividend paid by the Company during the year in respect of the same declared for the previous year is in accordance with section 123 of the Act to the extent it applies to payment of dividend; and

b) As stated in note 2.9 to the standalone financial statements, the Board of Directors of the Company have proposed final dividend for the year which is subject to the approval of the members at the ensuing Annual General Meeting. The dividend declared is in accordance with section 123 of the Act to the extent it applies to declaration of dividend;

vi. Based on our examination which included test checks, the Company has used accounting software for maintaining its books of account which has a feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the software (refer Note 2.41 to the financial statements). Further, during the course of our audit we did not come across any instance of audit trail feature being tampered with.

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership Number: 213271
UDIN: 25213271BMISQB5526

Place of Signature: Hyderabad
Date: May 09, 2025

ANNEXURE 1

TO THE INDEPENDENT AUDITOR'S REPORT OF EVEN DATE ON THE STANDALONE IND AS FINANCIAL STATEMENTS OF DR. REDDY'S LABORATORIES LIMTED

In terms of the information and explanations sought by us and given by the company and the books of account and records examined by us in the normal course of audit and to the best of our knowledge and belief, we state that:

(i) (a) (A) The Company has maintained proper records showing full particulars, including quantitative details and situation of Property, Plant and Equipment.

(B) The Company has maintained proper records showing full particulars of intangibles assets.

(b) All Property, Plant and Equipment have not been physically verified by the management during the year but there is a regular programme of verification which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. No material discrepancies were noticed on such verification.

(c) The title deeds of the immovable properties (other than properties where the Company is the lessee and the lease agreements are duly executed in favour of the lessee) are held in the name of the Company. The Company had carried out various mergers/amalgamations in the past, pursuant to which the Company holds certain immovable properties wherein the title of the property has been conveyed/transferred to the Company pursuant to such scheme of amalgamation/arrangement and the management has represented that these are considered as valid title to the immovable property and no further actions are necessary.

(d) The Company has not revalued its Property, Plant and Equipment (including Right of use assets) or intangible assets during the year ended March 31, 2025.

(e) There are no proceedings initiated or are pending against the Company for holding any benami property under the Prohibition of Benami Property Transactions Act, 1988 and rules made thereunder.

(ii) (a) The management has conducted physical verification of inventory including inventory lying with third parties at reasonable intervals during the year. In our opinion the coverage and the procedure of such verification by the management is appropriate. There were no discrepancies of 10% or more in aggregate for each class of inventory.

(b) The Company has not been sanctioned working capital limits in excess of ₹ five crores in aggregate from banks or financial institutions during any point of time of the year on the basis of security of current assets. Accordingly, the requirement to report on clause 3(ii)(b) of the Order is not applicable to the Company.

(iii) a) During the year the Company has provided loans to subsidiaries as follows:

Amounts in INR Mn

	Loans
Aggregate amount granted/ provided during the year	57
Balance outstanding as at balance sheet date in respect of above cases	1

During the year the Company has not granted loans, advances in the nature of loans, and provided guarantees, security to any other parties.

(b) During the year, the investments made and loan given to companies are not prejudicial to the Company's interest.

(c) The Company has granted loans during the year to companies where the schedule of repayment of principal and payment of interest has been stipulated and the repayment or receipts are regular.

(d) There were no amounts of loans or advance in the nature of loan granted to companies which are overdue for more than ninety days.

(e) There were no loans or advance in the nature of loan granted to companies which had fallen due during the year, that have been renewed or extended or fresh loans granted to settle the overdues of existing loans given to the same parties.

(f) The Company has not granted any loans or advances in the nature of loans, either repayable on demand or without specifying any terms or period of repayment to companies, firms, Limited Liability Partnerships or any other parties. Accordingly, the requirement to report on clause 3(iii)(f) of the Order is not applicable to the Company.

(iv) The Company has not advanced loans to directors / to a company in which the Director is interested to which provisions of section 185 of the Companies Act, 2013 ("the Act") apply and hence not commented upon. The Company has made investments and given guarantees/provided security which is in compliance with the provisions of section 186 of the Act.

(v) The Company has neither accepted any deposits from the public nor accepted any amounts which are deemed to be deposits within the meaning of sections 73 to 76 of the Act and the rules made thereunder, to the extent applicable. Accordingly, the requirement to report on clause 3(v) of the Order is not applicable to the Company.

(vi) We have broadly reviewed the books of account maintained by the Company pursuant to the rules made by the Central Government for the maintenance of cost records under section 148(1) of the Act, related to the manufacture or service of applicable pharmaceutical products and are of the opinion that prima facie, the specified accounts and records have been made and maintained. We have not, however, made a detailed examination of the same.

(vii) (a) The company is regular in depositing with appropriate authorities undisputed statutory dues including goods and services tax, provident fund, employees' state insurance, income-tax, duty of custom, cess and other statutory dues applicable to it. The provisions relating to sales tax, duty of excise, value added tax and service tax are not applicable to the Company. According to the information and explanations given to us and based on audit procedures performed by us, there were no undisputed amount payable in respect of these statutory dues were outstanding, at the end of the year end, for a period of more than six months from the date they became payable.

(b) The dues of goods and services tax, provident fund, employees' state insurance, income tax, sales tax, excise duty, value added tax, customs duty, cess, goods and service tax and other statutory dues which have not been deposited on account of any dispute are as follows:

Amounts in INR Mn

Name of the Statute	Nature of the dues	Disputed Amount	Paid under protest	Period to which the amount relates	Forum where dispute is pending
Central Excise Act, 1944	Excise Duty, Interest and Penalty	1,551	34	2001-2020	Appellate Authority – upto Commissioners
		388		2003-2018	CESTAT
		33		2002-2008	High Court
Customs Act, 1962	Custom Duty	41		2003-2020	Appellate Authority – upto Commissioners
Finance Act, 1994	Cenvat Credit of Service Tax ,Interest and Penalty	116	6	2011-2016	CESTAT
		37		2004-2018	Appellate Authority – upto Commissioners
	Service Tax and Penalty	178	9	2010-2018	CESTAT
Central Sales Tax Act and Sales Tax Acts of various States	Sales Tax and Penalty	70	235	2002-2017	Sales Tax Appellate Tribunal
		78		2003-2018	Appellate Tribunal - Upto Commissioner
		119		2005-2014	High Court
CGST Act, 2017	GST	6,296	842	2017-2024	Appellate Authority – upto Commissioners
		359		2017-2018	High court
Income Tax Act, 1961	Income Tax	25		2018-2019	Income Tax Appellate Tribunal
		3,360		2020-2021	

(viii) The Company has not surrendered or disclosed any transaction, previously unrecorded in the books of account, in the tax assessments under the Income Tax Act, 1961 as income during the year. Accordingly, the requirement to report on clause 3(viii) of the Order is not applicable to the Company.

(ix) (a) The Company has not defaulted in repayment of loans or other borrowings or in the payment of interest thereon to any lender.

(b) The Company has not been declared willful defaulter by any bank or financial institution or government or any government authority.

(c) The Company did not have any term loans outstanding during the year hence, the requirement to report on clause (ix)(c) of the Order is not applicable to the Company.

(d) On an overall examination of the financial statements of the Company, no funds raised on short-term basis have been used for long-term purposes by the Company.

(e) On an overall examination of the financial statements of the Company, the Company has not taken any funds from any entity or person on account of or to meet the obligations of its subsidiaries, associates or joint ventures.

(f) The Company has not raised loans during the year on the pledge of securities held in its subsidiaries, joint ventures or associate companies. Hence, the requirement to report on clause (ix)(f) of the Order is not applicable to the Company.

(x) (a) The Company has not raised any money during the year by way of initial public offer / further public offer (including debt instruments) hence, the requirement to report on clause 3(x)(a) of the Order is not applicable to the Company.

(b) The Company has not made any preferential allotment or private placement of shares / fully or partially or optionally convertible debentures during the year under audit and hence, the requirement to report on clause 3(x)(b) of the Order is not applicable to the Company.

(xi) (a) No fraud by the Company or no material fraud on the Company has been noticed or reported during the year.

(b) During the year, no report under sub-section (12) of section 143 of the Act has been filed by cost auditor/ secretarial auditor or by us in Form ADT – 4 as prescribed under Rule 13 of Companies (Audit and Auditors) Rules, 2014 with the Central Government.

(c) We have taken into consideration the whistle blower complaints received by the Company during the year while determining the nature, timing and extent of audit procedures.

(xii) The Company is not a Nidhi Company as per the provisions of the Act. Therefore, the requirements to report on clauses 3(xii)(a), 3(xii)(b) and 3(xii)(c) of the Order are not applicable to the Company.

(xiii) Transactions with the related parties are in compliance with sections 177 and 188 of the Act where applicable and the details have been disclosed in the notes to the financial statements, as required by the applicable accounting standards.

(xiv) (a) The Company has an internal audit system commensurate with the size and nature of its business.

(b) The internal audit reports of the Company issued till the date of the audit report, for the period under audit have been considered by us.

(xv) The Company has not entered into any non-cash transactions with its directors or persons connected with its directors and hence requirement to report on clause 3(xv) of the Order is not applicable to the Company.

(xvi) (a) The provisions of section 45-IA of the Reserve Bank of India Act, 1934 (2 of 1934) are not applicable to the Company. Accordingly, the requirement to report on clause (xvi)(a) of the Order is not applicable to the Company.

(b) The Company is not engaged in any Non-Banking Financial or Housing Finance activities. Accordingly, the requirement to report on clause (xvi)(b) of the Order is not applicable to the Company.

(c) The Company is not a Core Investment Company as defined in the regulations made by Reserve Bank of India. Accordingly, the requirement to report on clause 3(xvi) of the Order is not applicable to the Company.

(d) There is no Core Investment Company as a part of the Group, hence, the requirement to report on clause 3(xvi)(d) of the Order is not applicable to the Company.

(xvii) The Company has not incurred cash losses in the current and immediately preceding financial years.

(xviii) There has been no resignation of the statutory auditors during the year and accordingly requirement to report on Clause 3(xviii) of the Order is not applicable to the Company.

(xix) On the basis of the financial ratios disclosed in note 2.38 to the financial statements, ageing and expected dates of realization of financial assets and payment of financial liabilities, other information accompanying the financial statements, our knowledge of the Board of Directors and management plans and based on our examination of the evidence supporting the assumptions, nothing has come to our attention, which causes us to believe that any material uncertainty exists as on the date of the audit report that Company is not capable of meeting its liabilities existing at the date of balance sheet as and when they fall due within a period of one year from the balance sheet date. We, however, state that this is not an assurance as to the future viability of the Company. We further state that our reporting is based on the facts up to the date of the audit report and we neither give any guarantee nor any assurance that all liabilities falling due within a period of one year from the balance sheet date, will get discharged by the Company as and when they fall due.

(xx) (a) In respect of other than ongoing projects, there are no unspent amounts that are required to be transferred to a fund specified in Schedule VII of the Act, in compliance with second proviso to sub section 5 of section 135 of the Act. This matter has been disclosed in note 2.20 to the financial statements.

(b) All amounts that are unspent under section (5) of section 135 of the Act, pursuant to any ongoing project, has been transferred to special account in compliance of with provisions of sub section (6) of section 135 of the said Act. This matter has been disclosed in note 2.20 to the financial statements.

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership Number: 213271
UDIN: 25213271BMISQB5526

Place of Signature: Hyderabad
Date: May 09, 2025

ANNEXURE 2

TO THE INDEPENDENT AUDITOR'S REPORT OF EVEN DATE ON THE STANDALONE FINANCIAL STATEMENTS OF DR. REDDY'S LABORATORIES LIMTED

Report on the Internal Financial Controls under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 ("the Act")

We have audited the internal financial controls with reference to standalone financial statements of Dr. Reddy's Laboratories Limited ("the Company") as of March 31, 2025 in conjunction with our audit of the standalone financial statements of the Company for the year ended on that date.

Management's Responsibility for Internal Financial Controls

The Company's Management is responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India ("ICAI"). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the Company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's internal financial controls with reference to these standalone financial statements based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") and the Standards on Auditing, as specified under section 143(10) of the Act, to the extent applicable to an audit of internal financial controls, both issued by ICAI. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to these standalone financial statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to these standalone financial statements and their operating effectiveness. Our audit of internal financial controls with reference to standalone financial statements included obtaining an understanding of internal financial controls with reference to these standalone financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the Company's internal financial controls with reference to these standalone financial statements.

Meaning of Internal Financial Controls With Reference to these Standalone Financial Statements

A company's internal financial controls with reference to standalone financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial controls with reference to standalone financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls With Reference to Standalone Financial Statements

Because of the inherent limitations of internal financial controls with reference to standalone financial statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to standalone financial statements to future periods are subject to the risk that the internal financial control with reference to standalone financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Company has, in all material respects, adequate internal financial controls with reference to standalone financial statements and such internal financial controls with reference to standalone financial statements were operating effectively as at March 31, 2025, based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note issued by the ICAI.

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership Number: 213271
UDIN: 25213271BMISQB5526

Place of Signature: Hyderabad
Date: May 09, 2025

BALANCE SHEET

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Note	As at March 31, 2025	As at March 31, 2024
ASSETS			
Non-current assets			
Property, plant and equipment	2.1	58,654	51,094
Capital work-in-progress	2.2	21,564	11,719
Goodwill	2.3	853	853
Other intangible assets	2.4	22,817	23,944
Intangible assets under development	2.5	404	391
Financial assets			
Investments	2.6 A	103,105	32,027
Loans	2.6 C	14	617
Other financial assets	2.6 D	8,562	919
Tax assets, net		1,244	3,161
Other non-current assets	2.7 A	662	709
Total non-current assets		**217,879**	**125,434**
Current assets			
Inventories	2.8	45,758	40,189
Financial assets			
Investments	2.6 A	28,830	41,179
Trade receivables	2.6 B	59,590	46,239
Derivative financial instruments	2.28	539	165
Cash and cash equivalents	2.6 E	3,197	2,014
Other bank balances	2.6 F	6,571	10,155
Other financial assets	2.6 D	910	22,078
Other current assets	2.7 B	19,635	16,140
Total current assets		**165,030**	**178,159**
Total assets		**382,909**	**303,593**
EQUITY AND LIABILITIES			
Equity			
Equity share capital	2.9	834	834
Other equity		287,732	241,574
Total equity		**288,566**	**242,408**
Liabilities			
Non-current liabilities			
Financial liabilities			
Lease liabilities	2.10 B	765	495
Provisions	2.11 A	54	93
Deferred tax liabilities, net	2.27	5,154	4,161
Other non-current liabilities	2.12 A	1,852	1,055
Total non-current liabilities		**7,825**	**5,804**
Current liabilities			
Financial liabilities			
Borrowings	2.10 A	33,855	7,100
Lease liabilities	2.10 B	309	334
Trade payables	2.10 C		
Total outstanding dues of micro enterprises and small enterprises		210	268
Total outstanding dues of creditors other than micro enterprises and small enterprises		19,721	20,180
Derivative financial instruments	2.28	1,273	290
Other financial liabilities	2.10 D	19,955	17,023
Other current liabilities	2.12 B	7,006	6,233
Provisions	2.11 B	3,395	3,283
Tax liabilities, net		794	670
Total current liabilities		**86,518**	**55,381**
Total equity and liabilities		**382,909**	**303,593**

The accompanying notes are an integral part of the financial statements.

As per our report of even date attached

for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per **Shankar Srinivasan**
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 09, 2025

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
M V Narasimham Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: May 09, 2025

STATEMENT OF PROFIT AND LOSS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Note	For the year ended March 31, 2025	For the year ended March 31, 2024
Income			
Sales	2.13	218,448	192,764
Service income and license fees	2.13	12,020	1,277
Other operating income	2.14	686	797
Total revenue from operations		**231,154**	**194,838**
Other income	2.15	10,034	8,623
Total income		**241,188**	**203,461**
Expenses			
Cost of materials consumed		37,997	32,915
Purchase of stock-in-trade		24,399	19,866
Changes in inventories of finished goods, work-in-progress and stock-in-trade	2.16	(1,739)	(2,388)
Employee benefits expense	2.17	32,875	30,857
Depreciation and amortisation expense	2.18	10,394	9,756
Impairment of non current assets, net (Refer note 2.4 and 2.6 A)		1,036	260
Finance costs	2.19	1,099	218
Other expenses	2.20	62,768	54,064
Total expenses		**168,829**	**145,548**
Profit before tax		**72,359**	**57,913**
Tax expense	2.27		
Current tax		17,905	13,618
Deferred tax		960	875
Profit for the year		**53,494**	**43,420**
Other comprehensive income (OCI)			
A. (I) Items that will not be reclassified subsequently to profit or loss			
(a) Changes in the fair value of financial instruments		-	(6)
(b) Actuarial (loss)/gain on post-employment benefit obligations		(103)	27
(II) Tax impact on above items		26	(7)
		(77)	**14**
B. (I) Items that will be reclassified subsequently to profit or loss			
(a) Changes in the fair value of financial instruments		-	6
(b) Effective portion of changes in fair value of cash flow hedges, net		234	(452)
(II) Tax impact on above items		(59)	114
		175	**(332)**
Total other comprehensive income/(loss) for the year, net of tax		**98**	**(318)**
Total comprehensive income for the year		**53,592**	**43,102**
Earnings per share*:	2.23		
Basic earnings per share of ₹ 1/- each		64.22	52.19
Diluted earnings per share of ₹ 1/- each		64.13	52.09

**Earnings per share is computed after giving effect to 1:5 forward stock split effective October 28, 2024 for all periods presented. Refer to Note 2.9 of these financial statements for further details regarding such stock split.*

The accompanying notes are an integral part of the financial statements.

As per our report of even date attached

for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per **Shankar Srinivasan**
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 09, 2025

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
M V Narasimham Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: May 09, 2025

STATEMENT OF CHANGES IN EQUITY

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Equity share capital*	Other components of equity											Total equity
		Reserves and surplus									Other comprehensive income		
		Treasury shares[1]	Securities premium[2]	Share-based payment reserve[3]	Capital reserve[4]	Capital redemption reserve[5]	General reserve[6]	Retained earnings	Remeasurements of the net defined benefits plan[9]	Special Economic Zone re-investment reserve[10]	Cash flow hedge reserve[7]	FVTOCI** reserve[8]	
Balance as at April 01, 2024 (A)	**834**	**(991)**	**8,179**	**1,313**	**267**	**25**	**20,302**	**212,054**	**(153)**	**653**	**(75)**	**-**	**242,408**
Profit for the year	-	-	-	-	-	-	-	53,494	-	-	-	-	53,494
Effective portion of changes in fair value of cash flow hedges, net of tax expense of ₹ 59 (Refer note 2.28)	-	-	-	-	-	-	-	-	-	-	175	-	175
Actuarial Acturial gain/loss of ₹ 26 (Refer note 2.26)	-	-	-	-	-	-	-	-	(77)	-	-	-	(77)
Total comprehensive income (B)	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**53,494**	**(77)**	**-**	**175**	**-**	**53,592**
Transactions with owners of the Company													
Contributions and distributions													
Issue of equity shares on exercise of options (Refer note 2.9)	-	116	367	(290)	-	-	-	-	-	-	-	-	193
Share-based payment expense (Refer note 2.25)	-	-	-	424	-	-	-	-	-	-	-	-	424
Purchase of treasury shares, net (Refer note 2.9)	-	(1,389)	-	-	-	-	-	-	-	-	-	-	(1,389)
Dividend paid***	-	-	-	-	-	-	-	(6,662)	-	-	-	-	(6,662)
Total transactions with owners of the Company (C)	**-**	**(1,273)**	**367**	**134**	**-**	**-**	**-**	**(6,662)**	**-**	**-**	**-**	**-**	**(7,434)**
Transfer from special economic zone re-investment reserve on utilization	-	-	-	-	-	-	-	653	-	(653)	-	-	-
Transfer to special economic zone re-investment reserve,net (D)	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**653**	**-**	**(653)**	**-**	**-**	**-**
Balance as at March 31, 2025 [(A)+(B)+(C)+(D)]	**834**	**(2,264)**	**8,546**	**1,447**	**267**	**25**	**20,302**	**259,539**	**(230)**	**-**	**100**	**-**	**288,566**

Particulars	Equity share capital*	Other components of equity											Total equity
		Reserves and surplus									Other comprehensive income		
		Treasury shares[1]	Securities premium[2]	Share-based payment reserve[3]	Capital reserve[4]	Capital redemption reserve[5]	General reserve[6]	Retained earnings	Remeasurements of the net defined benefits plan[9]	Special Economic Zone re-investment reserve[10]	Cash flow hedge reserve[7]	FVTOCI** reserve[8]	
Balance as at April 01, 2023 (A)	**833**	**(1,269)**	**7,102**	**1,457**	**267**	**25**	**20,302**	**175,048**	**(173)**	**886**	**263**	**1**	**204,742**
Profit for the year	-	-	-	-	-	-	-	43,420	-	-	-	-	43,420
Net change in fair value of FVTOCI** equity instruments	-	-	-	-	-	-	-	1	-	-	-	(1)	-
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of ₹ 114 (Refer note 2.28)	-	-	-	-	-	-	-	-	-	-	(338)	-	(338)
Actuarial gain/loss on post-employment benefit obligations, net of tax expense of ₹ 7 (Refer note 2.26)	-	-	-	-	-	-	-	-	20	-	-	-	20
Total comprehensive income (B)	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**43,421**	**20**	**-**	**(338)**	**(1)**	**43,102**
Transactions with owners of the Company													
Contributions and distributions													
Issue of equity shares on exercise of options (Refer note 2.9)	1	278	1,077	(551)	-	-	-	-	-	-	-	-	805
Share-based payment expense (Refer note 2.25)	-	-	-	407	-	-	-	-	-	-	-	-	407
Dividend paid***	-	-	-	-	-	-	-	(6,648)	-	-	-	-	(6,648)
Total transactions with owners of the Company (C)	**1**	**278**	**1,077**	**(144)**	**-**	**-**	**-**	**(6,648)**	**-**	**-**	**-**	**-**	**(5,436)**
Transfer from special economic zone re-investment reserve on utilization	-	-	-	-	-	-	-	233	-	(233)	-	-	-
Transfer to special economic zone re-investment reserve, net (D)	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**233**	**-**	**(233)**	**-**	**-**	
Balance as at March 31, 2024 [(A)+(B)+(C)+(D)]	**834**	**(991)**	**8,179**	**1,313**	**267**	**25**	**20,302**	**212,054**	**(153)**	**653**	**(75)**	**-**	**242,408**

** Refer to note 2.9 and 2.37 of these financial statements for details of "Share Capital" and "Merger of Dr. Reddy's Holdings Limited into Dr. Reddy's Laboratories Limited".*

***FVTOCI represents fair value through other comprehensive income*

****net off dividend paid on treasury shares*

STATEMENT OF CHANGES IN EQUITY

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

(1) *Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") was formed to support the Dr. Reddy's Employees Stock Option Scheme, 2018 by acquiring, including through secondary market acquisitions, equity shares which are used for issuance to eligible employees upon exercise of stock options thereunder. Refer note 2.25 of these financial statements for further details on the Dr. Reddy's Employees Stock Option Scheme, 2018.*

(2) *Securities premium reserve is used to record the premium on issue of shares. The reserve is utilised in accordance with provisions of Section 52 of the Companies Act, 2013.*

(3) *Share-based payment reserve is used to recognise the value of equity-settled share-based payments provided to employees as part of their remuneration. Refer note 2.25 for further details of these plans.*

(4) *The Company recognises profit or loss on purchase, sale, issue or cancellation of the Company's own equity instruments to capital reserve.*

(5) *As per Companies Act, 2013, capital redemption reserve is created when company purchases its own shares out of free reserves or securities premium. A sum equal to the nominal value of the shares so purchased is transferred to capital redemption reserve. The reserve is utilised in accordance with the provisions of Section 69 of the Companies Act, 2013.*

(6) *The general reserve is a free reserve which is used from time to time to transfer profits from retained earnings for appropriation purposes. As the general reserve is created by a transfer from one component of equity to another and is not an item of other comprehensive income, items included in the general reserve will not be reclassified subsequently to statement of profit and loss.*

(7) *The cash flow hedging reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of designated portion of hedging instruments entered into for cash flow hedges. Such gains or losses will be reclassified to statement of profit and loss in the period in which the hedged transaction occurs.*

(8) *This reserve represents mark to market gain or loss on financial assets classified as FVTOCI. Depending on the category and type of the financial asset, the mark to market gain or loss is either reclassified to statement of profit and loss or retained earnings upon disposal of the investment.*

(9) *Remeasurements of the net defined benefits plan reserve comprises the cumulative net gains/ losses on actuarial valuation of post-employment obligations. Refer note 2.26 for further details.*

(10) *The Company has created a Special Economic Zone ("SEZ") Reinvestment Reserve out of profits of its eligible SEZ Units in accordance with the terms of Section 10AA(1) of the Indian Income Tax Act, 1961. This reserve was transferred to Retained earnings upon acquiring the Plant and equipment in accordance with Section 10AA(2) of such Act.*

The accompanying notes are an integral part of the financial statements.

As per our report of even date attached

for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per **Shankar Srinivasan**
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 09, 2025

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
M V Narasimham Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: May 09, 2025

STATEMENT OF CASH FLOWS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Cash flows from/(used in) operating activities		
Profit before tax	72,359	57,913
Adjustments:		
Fair value changes and profit on sale of financial instruments measured at FVTPL*, net	(3,128)	(2,961)
Depreciation and amortisation expense	10,394	9,756
Impairment of non current assets, net	1,036	260
Allowance for credit losses (on trade receivables and other advances)	103	177
Loss/(Profit) on sale/disposal of assets, net	428	(771)
Inventories write-down	2,771	2,411
Unrealized exchange (gain)/loss, net	(116)	76
Interest income	(4,825)	(3,046)
Finance costs	1,099	218
Equity settled share-based payment expense	382	346
Dividend income	-	(446)
Changes in operating assets and liabilities:		
Trade receivables	(13,451)	(3,410)
Inventories	(8,340)	(12,170)
Trade payables	(517)	2,803
Other assets and other liabilities, net	(81)	(3,464)
Cash generated from operations	**58,114**	**47,692**
Income taxes paid, net	(15,864)	(13,195)
Net cash flows from operating activities	**42,250**	**34,497**
Cash flows from/(used in) investing activities		
Purchase of property, plant and equipment	(23,393)	(13,611)
Proceeds from sale of property, plant and equipment	323	882
Purchase of other intangible assets	(1,374)	(2,325)
Proceeds from sale of intangible assets	104	-
Purchase of investments (including bank deposits)	(224,740)	(137,578)
Proceeds from sale of investments (including bank deposits)	255,044	117,468
Investments in subsidiary/associates	(67,541)	(802)
Loans and advances repaid/ (given) by/to subsidiaries	603	(606)
Dividend received	-	446
Interest income received	3,998	1,823
Net cash flows used in investing activities	**(56,976)**	**(34,303)**
Cash flows from/(used in) financing activities		
Proceeds from issuance of equity shares (including treasury shares)	193	805
Purchase of treasury shares	(1,389)	-
Proceeds from short-term loans and borrowings, net (Refer note 2.10 A)	25,840	7,094
Payment of principal portion of lease liabilities (Refer note 2.10 B)	(281)	(237)
Dividends paid	(6,662)	(6,648)
Interest paid	(1,794)	(333)
Net cash flows from financing activities	**15,907**	**681**
Net increase in cash and cash equivalents	1,181	875
Effect of exchange rate changes on cash and cash equivalents	2	16
Cash and cash equivalents at the beginning of the year (Refer note 2.6 E)	2,014	1,123
Cash and cash equivalents at the end of the year (Refer note 2.6 E)	**3,197**	**2,014**

**FVTPL (fair value through profit or loss)*

The accompanying notes are an integral part of the financial statements.

As per our report of even date attached

for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per **Shankar Srinivasan**
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 09, 2025

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
M V Narasimham Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: May 09, 2025

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Note 1 Description of the Company and material accounting policies information

1.1 Description of the Company

Dr. Reddy's Laboratories Limited ("Dr. Reddy's" or "the Company") is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. The Company offers a portfolio of products and services including active pharmaceutical ingredients ("APIs"), generics, branded generics, biosimilars, over the counter ("OTC") products and pharmaceutical services.

The Company's principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India and its principal markets are in India, Russia, the United States and Germany. The Company's shares trade on the Bombay Stock Exchange, the National Stock Exchange, the NSE IFSC Limited in India and on the New York Stock Exchange in the United States.

1.2 Basis of preparation of standalone financial statements

a) Statement of compliance

These standalone financial statements as of and for the year ended March 31, 2025 comply in all material aspects with the Indian Accounting Standards ("Ind AS") notified under the Companies (Indian Accounting Standards) Rules, 2015, and presentation requirements of Division II of Schedule III to the Companies Act, 2013, and as amended from time to time.

These standalone financial statements have been prepared by the Company as a going concern on the basis of relevant Ind AS that are effective at the Company's annual reporting date, March 31, 2025. These standalone financial statements were authorised for issuance by the Company's Board of Directors on May 09, 2025.

b) Basis of measurement

These standalone financial statements have been prepared on the historical cost convention, except for the following material items in the balance sheet which are measured on the basis stated below and in accordance with the respective accounting policies:

- derivative financial instruments are measured at fair value;
- financial assets and financial liabilities are measured either at fair value or at amortised cost depending on the classification based on accounting policy; and
- equity-settled and cash-settled share-based payments are measured at fair value on the grant date and the reporting date, respectively;

c) Use of judgements, estimates and assumptions

The preparation of standalone financial statements in conformity with Ind AS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates implies that actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the standalone financial statements is included in the following notes:

- Note 1.3 (b) — Assessment of functional currency;
- Note 1.3 (c), 2.28 and 2.29 — Financial instruments;
- Notes 1.3 (e) and 1.3 (f) — Useful lives of property, plant and equipment and intangible assets;
- Note 1.3 (h) and 2.8 — Valuation of inventories;

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

- Note 1.3 (i), 2.1, 2.3 and 2.4 — Measurement of recoverable amounts of cash-generating units;
- Note 1.3 (l) and 2.11 — Provisions and other accruals;
- Note 1.3 (m) —Measurement of transaction price in a revenue transaction (sales returns);
- Note 1.3 (p) and 2.27 — Evaluation of recoverability of deferred tax assets, estimation of income tax payable and income tax expense in relation to uncertain tax positions; and
- Note 1.3 (l) and 2.30 — Contingencies

d) **Current and non-current classification**

The Company segregates assets and liabilities into current and non-current categories for presentation in the balance sheet after considering its normal operating cycle and other criteria set out in Ind AS 1, "Presentation of Financial Statements". For this purpose, current assets and liabilities include the current portion of non-current assets and liabilities respectively. Deferred tax assets and liabilities are always classified as non-current.

The operating cycle is the time between the acquisition of assets for processing and their realization in cash and cash equivalents. The Company has identified period up to twelve months as its operating cycle.

1.3 Material Accounting policies information:

a) **New standards, interpretations and amendments adopted by the Company effective from April 01, 2024:**

The Company applied for the first time the below amendments, which are effective for annual periods beginning on or after April 01, 2024. The Company has not adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IND AS 116: Lease Liability in a Sale and Leaseback

The MCA notified the Companies (Indian Accounting Standards) Second Amendment Rules, 2024, which amend Ind AS 116, Leases, with respect to Lease Liability in a Sale and Leaseback.

The amendment specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognise any amount of the gain or loss that relates to the right of use it retains.

The amendment is effective for annual reporting periods beginning on or after April 01, 2024 and must be applied retrospectively to sale and leaseback transactions entered into after the date of initial application of Ind AS 116.

This amendment had no impact on these standalone financial statements.

b) **Foreign currency**

Functional and presentation currency

These standalone financial statements are presented in Indian rupees, which is the functional currency of the Company. All financial information presented, except information related to share and per share data, in Indian rupees has been rounded to the nearest million.

Foreign currency transactions

Transactions in foreign currencies are recorded at exchange rates prevailing on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous standalone financial statements are recognised in the standalone statement of Profit and Loss in the period in which they arise.

However, foreign currency differences arising from the translation of the following items are recognised in other comprehensive income ("OCI"):

- certain equity instruments where the Company had made an irrevocable election to present in OCI subsequent changes in the fair value in OCI and;
- qualifying cash flow hedges, to the extent that the hedges are effective.

When several exchange rates are available, the rate used is that at which the future cash flows represented by the transaction or balance could have been settled if those cash flows had occurred at the measurement date.

c) **Financial instruments**

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

Initial recognition and measurement

All financial assets are recognised initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (e.g., regular way trades) are recognised on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Trade receivables generally do not contain any significant financing component requiring separation and are therefore recognized initially at the transaction price determined as per Ind AS 115, "Revenue from Contracts with Customers".

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified as:

- Debt instruments at amortised cost;

Debt instruments at amortised cost

A "debt instrument" is measured at the amortised cost if both the following conditions are met:

a) the asset is held within a business model whose objective is to hold assets for collecting contractual cash flows; and

b) contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest ("SPPI") on the principal amount outstanding.

After initial measurement, such financial assets are subsequently measured at amortised cost using the effective interest rate method and are subject to impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in standalone statement of Profit and Loss and presented in other income. The losses arising from impairment are recognised in the standalone statement of Profit and Loss. This category generally applies to trade and other receivables.

Equity investments

All equity investments within the scope of Ind AS 109 are measured at fair value. Equity instruments which are held for trading and contingent consideration recognised by an acquirer in a business combination to which Ind AS 103 applies are classified as at FVTPL. For all other equity instruments, the Company may make an irrevocable election to present in OCI subsequent changes in the fair value. The Company makes such election upon initial recognition on an instrument-by-instrument basis. The classification is made upon initial recognition and is irrevocable.

If the Company decides to classify an equity instrument as at FVTOCI, then all fair value changes on the instrument, excluding dividends, are recognised in the OCI. There is no recycling of the amounts from OCI to the standalone statement of Profit and Loss, even on sale of investment.

However, on sale the Company may transfer the cumulative gain or loss within equity.

NOTES TO FINANCIAL STATEMENTS
(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Investments in subsidiaries, joint ventures and associate:

Investments in subsidiaries, joint ventures and associate are carried at cost less accumulated impairment losses, if any. Where an indication of impairment exists, the carrying amount of the investment is assessed and written down immediately to its recoverable amount. On disposal of investments in subsidiaries, joint ventures and associate, the difference between net disposal proceeds and the carrying amounts are recognised in the standalone statement of Profit and Loss.

Upon first-time adoption of Ind AS, the Company has elected to measure its investments in subsidiaries and joint ventures at the Previous GAAP carrying amount as its deemed cost on the date of transition to Ind AS i.e., April 01, 2015.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised (i.e. removed from the Company's balance sheet) when:

- the rights to receive cash flows from the asset have expired; or
- Both (1) the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and (2) either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognise the transferred asset to the extent of the Company's continuing involvement. In that case, the Company also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Impairment of trade receivables and other financial assets

In accordance with Ind AS 109, the Company applies the expected credit loss ("ECL") model for measurement and recognition of impairment loss on trade receivables and other financial assets, if any, representing a contractual right to receive cash or another financial asset.

For this purpose, the Company follows a "simplified approach" for recognition and measurement of impairment loss allowance on the contract asset and trade receivable balances. The application of this simplified approach does not require the Company to track changes in credit risk. Rather, it recognizes impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition.

As a practical expedient, the Company uses a provision matrix to determine impairment loss allowance on portfolio of its trade receivables. The provision matrix is based on its historically observed default rates over the expected life of the trade receivables and is adjusted for forward-looking estimates. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analysed.

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

The Company's financial liabilities include trade and other payables, loans and borrowings including bank overdrafts and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities at FVTPL primarily comprise derivative financial instruments entered into by the Company and not designated as hedging instruments in a hedging relationship as defined by Ind AS 109.

Gains or losses on such financial liabilities are recognised in the standalone statement of Profit and Loss.

The Company has not designated any financial liability as FVTPL.

Loans and borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost using the effective interest rate method and, thereby, any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the standalone statement of Profit and Loss over the period of the borrowings.

The effective interest rate amortisation is included under the head finance costs in the standalone statement of Profit and Loss.

De-recognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. Gain or loss arising on de-recognition, measured as difference between, the carrying amount of financial liability and the settlement amount, is recognized under the head finance costs in the standalone statement of Profit and Loss.

Derivative financial instruments

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in US dollars, UK pounds sterling, Russian roubles, South African rands, Romanian new leus, Australian dollars, Euros, Swiss francs, Mexican peso, Columbian peso, Brazilian reals, Chilean pesos, Canadian dollar and Kazakhstani tenge.

The Company uses derivative financial instruments such as foreign exchange forward contracts, option contracts and swap contracts to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy. Derivatives are classified as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Hedges of highly probable forecasted transactions

The Company classifies its derivative financial instruments that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded in the OCI and accumulated in the hedging reserve as a component of equity. If the hedged transaction subsequently results in the recognition of a non-financial item, the amount accumulated in equity is removed from the hedging reserve and included in the initial cost or other carrying amount of the hedged asset or liability. In all other cases, the amount so accumulated is re-classified to the standalone statement of Profit and Loss and presented as part of the hedged item in the same period in which the forecasted transaction impacts the standalone statement of Profit and Loss. The ineffective portion of such cash flow hedges is recorded in the standalone statement of Profit and Loss as finance costs immediately.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for hedge of foreign currency risk

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

associated with highly probable forecasted transactions. Accordingly, the Company applies cash flow hedge accounting to such relationships. Re-measurement gains or loss on such non-derivative financial liabilities are recorded in the same manner as stated above for derivative financial instruments designated as hedging instruments.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in OCI remains there until the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in OCI is recognized immediately in the standalone statement of Profit and Loss.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. For this purpose, "short-term" means investments having original maturities of three months or less from the date of investment. Bank overdrafts which are repayable on demand and form an integral part of the Company's cash management and are included as a component of cash and cash equivalents for the purpose of the standalone statement of cash flows.

d) Business combinations and goodwill

Business combinations are accounted for using the acquisition method, regardless of whether equity instruments or other assets are acquired, unless the transaction is treated as an asset acquisition by applying the optional concentration test or otherwise. The optional concentration test permits the acquirer to make an election on a transaction-by-transaction basis, and apply a simplified assessment for determining whether an acquired set of activities and assets is a business. The optional concentration test is met, and the acquired set of activities and assets is not a business, if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The acquisition date is the date on which control is transferred to the acquirer. Judgment is applied in determining the acquisition date and determining whether control is transferred from one party to another.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

The consideration transferred for the acquisition is comprised of:

- fair values of the assets transferred;
- fair values of liabilities incurred to the former owners of the acquired business;
- equity interests issued by the Company;
- fair value of any asset or liability resulting from a contingent consideration arrangement; and
- fair value of any pre-existing equity interest.

At the acquisition date, identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values.

For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree's identifiable net assets.

Acquisition-related costs are expensed as incurred.

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Contingent consideration is classified either as equity or a financial liability. Contingent consideration classified as equity is not re-measured and its subsequent settlement is accounted for within equity. Contingent consideration classified as a financial liability is subsequently re-measured to fair value, with changes in fair value recognised in the standalone statement of Profit and Loss.

Goodwill is initially measured at cost, being the excess of (i) the aggregate of the consideration transferred, the amount of non-controlling interest in the acquired entity, and the acquisition date fair value of any previous equity interest in the acquired entity, over (ii) the fair value of the Company's share of net identifiable assets acquired.

If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference after reassessment, is recognized in the standalone statement of Profit and Loss as a bargain purchase

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units or the group of cash generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

e) Property, plant and equipment

Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and other costs directly attributable to bringing the asset to a working condition for its intended use.

Software for internal use which is acquired from third-party vendors and forms an integral part of a tangible asset, including consultancy charges for implementing the software, is capitalised as part of the related tangible asset. Subsequent costs associated with maintaining such software are recognised as expense as incurred.

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date are disclosed under other non-current assets. Assets not ready for use are not depreciated but are tested for impairment. An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Gains and losses upon disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised net within "Other income/Other expenses" in the standalone statement of Profit and Loss.

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing cost also includes exchange differences to the extent regarded as an adjustment to the borrowing costs. Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur.

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The costs of repairs and maintenance are recognized in the standalone statement of Profit and Loss as incurred.

Capital work in progress is stated at cost, net of accumulated impairment loss, if any.

Depreciation

Depreciation is recognized in the standalone statement of Profit and Loss on a straight line basis over the estimated useful lives of property,

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

plant and equipment. Land is not depreciated but subject to impairment.

When parts of an item of property, plant and equipment have different useful lives, they are depreciated separately based on their respective economic useful lives.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and any changes are considered prospectively.

The estimated useful lives are as follows:

Particulars	Years
Buildings	
- Factory and administrative buildings	20 to 30
- Ancillary structures	3 to 10
Plant and equipment	3 to 15
Furniture, fixtures and office equipment	3 to 8
Vehicles	4 to 5

The capitalized costs of software are amortized over the estimated useful life or the remaining useful life of the related tangible fixed asset, whichever is lower.

Schedule II to the Companies Act, 2013 ("Schedule") prescribes the useful lives for various classes of tangible assets. For certain class of assets, based on the technical evaluation and assessment, the Company believes that the useful lives adopted by it best represent the period over which an asset is expected to be available for use. Accordingly, for these assets, the useful lives estimated by the Company are different from those prescribed in the Schedule.

f) Intangible assets other than goodwill

Expenditures on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are recognized in the standalone statement of Profit and Loss when incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes.

Development expenditures are capitalized only if:

- development costs can be measured reliably;
- the product or process is technically and commercially feasible;
- future economic benefits are probable; and
- the Company intends to, and has sufficient resources, to complete development and to use or sell the asset.

The expenditures to be capitalised include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognised in the standalone statement of Profit and Loss as incurred.

As of March 31, 2025, none of the development expenditure amounts have met the aforesaid recognition criteria for capitalisation.

Acquired research and development intangible assets that are under development are recognized as In-Process Research and Development ("IPR&D") assets. Subsequent expenditures on an IPR&D project acquired separately or in a business combination are:

a) recognized as an expense when incurred, if it is a research expenditure;

b) recognized as an expense when incurred, if it is a development expenditure that does not satisfy the criteria for recognition as an intangible asset in paragraph 57 of Ind AS 38; or

c) added to the carrying amount of the acquired IPR&D project, if it is a development expenditure that satisfies the recognition criteria in paragraph 57 of Ind AS 38.

IPR&D assets are not amortized, but evaluated for potential impairment on an annual basis or when there are indications that the carrying value may not be recoverable. Any impairment charge on such IPR&D assets is recorded in the standalone statement of Profit and Loss under "Impairment of non-current assets".

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Payments for intangible assets that are acquired by the Company from third parties as in-licensed or purchased intellectual property rights, compounds and products are capitalized. If additional payments are made to the originator company to continue performing research and development ("R&D") activities, an evaluation is made as to the nature of the payments. Such additional payments will be expensed if they represent the compensation for subcontracted R&D services not resulting in an additional transfer of intellectual property rights to the Company. Such additional payments will be capitalized if they represent the compensation for the transfer to the Company of additional intellectual property developed at the risk of the originator company.

Amortization

Intangible assets available for use with a definitive useful life are amortized on a straight-line basis and evaluated for potential impairment whenever facts and circumstances indicate that their carrying value may not be recoverable. Amortisation is recognized in the standalone statement of Profit and Loss on a straight-line basis over the estimated useful lives of intangible assets. The amortization expense is recognised in the standalone statement of Profit and Loss in the expense category that is consistent with the function of the intangible asset.

The estimated useful lives are as follows:

Particulars	Years
Product related intangibles	3 to 25
Other intangibles	3 to 15

The amortisation period and the amortisation method for intangible assets with a finite useful life are reviewed at each reporting date. Changes in the expected useful lives or expected pattern of consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate and are treated as change in accounting estimate.

Goodwill, intangible assets relating to products in development, other intangible assets not available for use and intangible assets having indefinite useful life are subject to impairment testing at each reporting date. All other intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. All impairment losses are recognised immediately in the standalone statement of Profit and Loss under "Impairment of non-current assets".

De-recognition of intangible assets

Intangible assets are de-recognised either on their disposal or where no future economic benefits are expected from their use. Losses arising on such de-recognition are recorded in the standalone statement of Profit and Loss, and are measured as the difference between the net disposal proceeds, if any, and the carrying amount of respective intangible assets as at the date of de-recognition.

g) Leases

The Company recognizes a right-of-use asset and a corresponding lease liability for all arrangements in which it is a lessee, except for leases with a term of 12 months or less (short-term leases) and low-value leases. For these short-term and low-value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease. In the case of arrangements involving lease and non-lease components, the Company allocates the consideration in the lease contract to the lease and non-lease components on the basis of the relative standalone price of each component.

Right-of-use assets are measured at cost less accumulated depreciation and accumulated impairment loss, if any. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis from the commencement date of the lease over the shorter of the useful life of the right-of-use asset or the end of the lease term and are assessed for impairment whenever there is an indication that the carrying amount may not be recoverable using cash flow projections for the useful life.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Lease liabilities include the net present value of the fixed and variable lease payments that depend on an index or a rate to be made over the lease term. The lease payments are discounted using the interest rate implicit in the lease or the Company's incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

Lease payments are allocated between principal and interest cost. The interest cost is charged to the standalone statement of Profit and Loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise information technology equipment and small items of office furniture.

h) **Inventories**

Inventories are valued at the lower of cost or net realisable value.

Inventories consist of raw materials, stores and spares, work in progress and finished goods. The cost of all categories of inventories is determined based on the weighted average method. Cost includes purchase cost less refundable taxes, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

In the case of finished goods and work-in-progress, cost includes an appropriate share of overheads based on normal operating capacity. Stores and spares consists of packing materials, engineering spares (such as machinery spare parts) and consumables (such as lubricants, cotton waste and oils), which are used in operating machines or consumed as indirect materials in the manufacturing process.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The factors that the Company considers in determining the provision for slow moving, obsolete and other non-saleable inventory include estimated shelf life, planned product discontinuances, price changes, ageing of inventory and introduction of competitive new products, to the extent each of these factors impact the Company's business and markets. The Company considers all these factors and adjusts the inventory provision to reflect its actual experience on a periodic basis.

i) **Impairment**

Non-financial assets

The carrying amounts of the Company's non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount is estimated for the asset or the cash generating unit to which the asset belongs. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, an impairment test is performed each year at March 31, or when circumstances indicate that carrying value may be impaired.

The recoverable amount of an asset or cash-generating unit (as defined below) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the cash-generating unit. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit").

An impairment loss is recognised in the standalone statement of Profit and Loss if the estimated recoverable amount of an asset or its cash-generating unit is lower than its carrying amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Goodwill that forms part of the carrying amount of an investment in a joint venture is not recognised separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in a joint venture is tested for impairment as a single asset when there are indicators that the investment in a joint venture may be impaired.

j) **Employee benefits**

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

The Company's contributions to defined contribution plans are charged to the standalone statement of Profit and Loss as and when the services are received from the employees.

The liability in respect of defined benefit plans and other post-employment benefits is measured as the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method. The current service cost of the defined benefit plan is recognized in the standalone statement of Profit and Loss. Past service costs are recognized immediately in the standalone statement of Profit and Loss.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions for defined benefit obligation and plan assets are recognized in OCI in the period in which they arise

Other long-term employee benefits

The Company's net obligation in respect of other long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and previous periods. That benefit is discounted to determine its present value by independent actuaries using the projected unit credit method. The current service cost, past service cost as well as re-measurements are recognised in the standalone statement of Profit and Loss in the period in which they arise.

Compensated absences

The Company's current policies permit certain categories of its employees to accumulate and carry forward a portion of their unutilised compensated absences and utilise them in future periods or receive cash in lieu thereof in accordance with the terms of such policies. The Company measures the expected cost of accumulating compensated absences as the additional amount that the Company incurs as a result of the unused entitlement that has accumulated at the reporting date. Such measurement is based on actuarial valuation as at the reporting date carried out by a qualified actuary. The resultant expenses are recognized in the standalone statement of Profit and Loss.

k) **Share-based payments**

Equity settled share-based payment transactions

The grant date fair value of options granted to employees is recognised as an employee benefit expense, in the standalone statement of Profit and Loss, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

conditions are expected to be met, such that the amount ultimately recognised is based on the number of awards that meet the related service conditions at the vesting date. The expense is recorded for each separately vesting portion of the award if each portion of the award was, in substance, separate award. The increase in equity recognised in connection with share-based payment transaction is presented as a separate component in equity under "share-based payment reserve". The amount recognised as an expense is adjusted to reflect the actual number of stock options that vest.

The fair value of employee stock options is measured using the Black-Scholes-Merton valuation model. Measurement inputs include the share price on the grant date, the exercise price of the instrument, the expected volatility (based on weighted average historical volatility), the expected life of the instrument (based on historical experience), the expected dividends, and the risk free interest rate (based on government bonds).

Cash settled share-based payment transactions

The fair value of the amount payable to employees in respect of share-based payment transactions which are settled in cash is recognised as an expense, with a corresponding increase in liabilities, over the period during which the employees become unconditionally entitled to payment. The liability is re-measured at each reporting date and at the settlement date based on the fair value of the share-based payment transaction. Any changes in the liability are recognised in the standalone statement of Profit and Loss.

l) Provisions

A provision is recognised in the standalone statement of Profit and Loss if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Onerous contracts

A provision for onerous contracts is recognised in the standalone statement of Profit and Loss when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognises any impairment loss on the assets associated with that contract.

Contingent liabilities and contingent assets

A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made. Contingent assets are not recognised in the standalone financial statements. A contingent asset is disclosed where an inflow of economic benefits is probable. Contingent assets are assessed continually and, if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognised in the period in which the change occurs.

m) Revenue

The Company's revenue is derived from sales of goods, service income and income from licensing arrangements. Most of such revenue is generated from the sale of goods. The Company has generally concluded that it is the principal in its revenue arrangements.

Sale of goods

Revenue is recognised when the control of the goods has been transferred to a third party. This is usually when the title passes to the customer, either upon shipment or upon receipt of goods by the customer as per the terms agreed upon with the customer. Generally, at that point, the customer has full discretion over the channel and price to sell the products, and there are no unfulfilled obligations that could affect the customer's acceptance of the product.

Revenue from the sale of goods is measured at the transaction price which is the consideration received or receivable, net of expected returns, taxes and applicable trade discounts and allowances. Revenue includes shipping and handling costs billed to the customer since the Company acts as a principal in rendering those services.

In arriving at the transaction price, the Company considers the terms of the contract with the customers and its customary business practices. The transaction price is the amount of consideration the Company is entitled to receive in exchange for transferring promised goods or services, excluding amounts collected on behalf of third parties. The amount of consideration varies because of estimated returns which are considered to be key estimates.

Any amount of variable consideration is recognised as revenue only to the extent that it is highly probable that a significant reversal will not occur. The Company estimates the amount of variable consideration using the expected value method.

Presented below are the points of recognition of revenue with respect to the Company's sale of goods:

Particulars	Point of recognition of revenue
Sales of generic products in India	Control is transferred upon delivery of products to distributors by clearing and forwarding agents of the Company.
Sales of active pharmaceutical ingredients and intermediates in India	Upon delivery of products to customers, unless the terms of the applicable contract provide for specific revenue generating activities to be completed, in which case revenue is recognized once all such activities are completed.
Export sales and other sales outside of India	Upon delivery or dispatch of products to customers, subject to the terms of the applicable contract.

Profit share revenues

The Company from time to time enters into marketing arrangements with certain business partners for the sale of its products in certain markets. Under such arrangements, the Company sells its products to the business partners at a non-refundable base purchase price agreed upon in the arrangement and is also entitled to a profit share which is over and above the base purchase price. The profit share is typically dependent on the business partner's ultimate net sale proceeds or net profits, subject to any reductions or adjustments that are required by the terms of the arrangement. Such arrangements typically require the business partner to provide confirmation of units sold and net sales or net profit computations for the products covered under the arrangement.

Revenue in an amount equal to the base sale price is recognised in these transactions upon delivery of products to the business partners. An additional amount representing the profit share component is recognised as revenue only to the extent that it is highly probable that a significant reversal will not occur.

At the end of each reporting period, the Company updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period.

Out licensing arrangements, milestone payments and royalties

Revenues include amounts derived from product out-licensing agreements. These arrangements typically consist of an initial up-front payment received on inception of the license and subsequent payments dependent on achieving certain

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

milestones in accordance with the terms prescribed in the agreement. In cases where the transaction has two or more performance obligations, the Company accounts for the completed obligation (for example, the transfer of title) as a separate unit of accounting and record revenue upon delivery of that component, provided that the Company can make a reasonable estimate of the fair value of the undelivered component. Otherwise, non-refundable up-front license fees received in connection with product out-licensing agreements are deferred and recognised over the balance period in which the Company has pending performance obligations. Milestone payments which are contingent on achieving certain clinical milestones are recognised as revenues on achievement of such milestones, over the performance period depending on the terms of the contract. If milestone payments are creditable against future royalty payments, the milestones are deferred and released over the period in which the royalties are anticipated to be paid.

Royalty income earned through a license is recognised when the underlying sales have occurred.

Refund Liability

The Company accounts for sales returns accrual by recording refund liability concurrent with the recognition of revenue at the time of a product sale. This liability is based on the Company's estimate of expected sales returns. The Company deals in various products and operates in various markets. Accordingly, the estimate of sales returns is determined primarily by the Company's historical experience in the markets in which the Company operates. With respect to established products, the Company considers its historical experience of actual sales returns, levels of inventory in the distribution channel, estimated shelf life, any revision in the shelf life of the product, product discontinuances, price changes of competitive products, and the introduction of competitive new products, to the extent each of these factors impact the Company's business and markets. With respect to new products introduced by the Company, such products have historically been either extensions of an existing line of product where the Company has historical experience or in therapeutic categories where established products exist and are sold either by the Company or the Company's competitors. At the time of recognising the refund liability the Company also recognises an asset, (i.e., the right to the returned goods) which is included in inventories for the products expected to be returned. The Company initially measures this asset at the former carrying amount of the inventory, less any expected costs to recover the goods and any potential decreases in the value of the returned goods.

Along with re-measuring the refund liability at the end of each reporting period, the Company updates the measurement of the asset recorded for any revisions to its expected level of returns, as well as any additional decreases in the value of the returned products.

Services

Revenue from services rendered, which primarily relate to contract research, is recognised in the standalone statement of Profit and Loss as the underlying services are performed. Upfront non-refundable payments received under these arrangements are deferred and recognised as revenue over the expected period over which the related services are expected to be performed.

License fees

License fees primarily consist of income from the out-licensing of the intellectual property, and other licensing and supply arrangements with various parties. Revenue from license fees is recognised when control transfers to the third party and the Company's performance obligations are satisfied. Some of these arrangements include certain performance obligations by the Company. Revenue from such arrangements is recognised in the period in which the Company completes all its performance obligations.

n) Shipping and handling costs

Shipping and handling costs incurred to transport products to customers, and internal transfer costs incurred to transport the products from the Company's factories to its various points of sale, are included in other expenses.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

o) Other income and finance cost

Other income includes interest income on funds invested, dividend income and gains on the disposal of assets. Interest income is recognised in the standalone statement of Profit and Loss as it accrues, using the effective interest method. Dividend income is recognised in the standalone statement of Profit and Loss on the date that the Company's right to receive payment is established. The associated cash flows are classified as investing activities in the statement of cash flows. Finance costs consist of interest expense on loans and borrowings.

Borrowing costs are recognised in the standalone statement of Profit and Loss using the effective interest method unless capitalisation criteria are met as per accounting policy on Property, plant and equipment. The associated cash flows are classified as financing activities in the statement of cash flows.

Foreign currency gains and losses are reported on a net basis within other income and other expenses. These primarily include: exchange differences arising on the settlement or translation of monetary items; changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied; and the ineffective portion of cash flow hedges.

p) Income tax

Income tax expense consists of current and deferred tax. Income tax expense is recognised in the standalone statement of Profit and Loss except to the extent that it relates to items recognised in OCI or directly in equity, in which case it is recognised in OCI or directly in equity respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognised for:

- temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and at the time of the transaction that
  - i. affects neither accounting nor taxable profit or loss and;
  - ii. does not give rise to equal taxable and deductible temporary differences;
- temporary differences relating to investments in subsidiaries, joint ventures and associates if the timing of reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future; and
- taxable temporary differences arising upon the initial recognition of goodwill.

Deferred tax assets are recognised for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

Any deferred tax asset or liability arising from deductible or taxable temporary differences in respect of unrealised inter-company profit or loss on inventories held by the Company in different tax jurisdictions is recognised using the tax rate of the jurisdiction in which such inventories are held. Withholding tax arising out of payment of dividends to shareholders under the Indian Income tax regulations is not considered a tax expense for the Company and all such taxes are recognised in the statement of changes in equity as part of the associated dividend payment.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Accruals for uncertain tax positions are measured using either the most likely amount or the expected value amount depending on which method the entity expects to better predict the resolution of the uncertainty. Tax benefits are not recognised unless the tax positions will probably be accepted by the tax authorities. This is based upon management's interpretation of applicable laws and regulations and the expectation of how the tax authority will resolve the matter. Once considered probable of not being accepted, management reviews each material tax benefit and reflects the effect of the uncertainty in determining the related taxable amounts.

The Company applies the exception to not recognize or disclose information about deferred tax assets and deferred tax liabilities related to countries that have enacted tax legislation that comply with the Organization for Economic Cooperation and Development ("OECD") Pillar Two model rules.

q) Government grants and incentives

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Grants related to income and other incentives are deducted in reporting the related expense in the standalone statement of Profit and Loss.

r) Dividend

The Company recognises a liability to pay a dividend when the distribution is authorised, and the distribution is no longer at the discretion of the Company.

In the case of interim dividends to equity shareholders, this is when declared by the Board of Directors. In the case of final dividends, this is when approved by the shareholders at the Annual General Meeting of the Company.

s) Rounding of amounts

All amounts in Indian Rupees disclosed in the standalone financial statements and notes have been rounded off to the nearest million currency units unless otherwise stated.

1.4 Determination of fair values

The Company's accounting policies and disclosures require the determination of fair value, for all financial and certain non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Company. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

All assets and liabilities for which fair value is measured or disclosed in the standalone financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

- Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
- Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

- Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the standalone financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

External valuers are involved for valuation of significant assets, such as assets acquired in a business combination and significant liabilities, such as contingent consideration. Involvement of external valuers is determined by the management, based on market knowledge, reputation, independence and whether professional standards are maintained.

a) Investments in equity and debt securities and units of mutual funds

The fair value of marketable equity and debt securities is determined by reference to their quoted market price at the reporting date. For debt securities where quoted market prices are not available, fair value is determined using pricing techniques such as discounted cash flow analysis.

In respect of investments in mutual funds, the fair values represent net asset value as stated by the issuers of these mutual fund units in the published statements. Net asset values represent the price at which the issuer will issue further units in the mutual fund and the price at which issuers will redeem such units from the investors.

Accordingly, such net asset values are analogous to fair market value with respect to these investments, as transactions of these mutual funds are carried out at such prices between investors and the issuers of these units of mutual funds.

b) Derivatives

The fair value of foreign exchange forward contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds). The fair value of foreign currency option and swap contracts and interest rate swap contracts is determined based on the appropriate valuation techniques, considering the terms of the contract.

c) Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. In respect of the Company's borrowings that have floating rates of interest, their fair value approximates carrying value.

d) Contingent consideration

The fair value of the contingent consideration arising out of business combination is estimated by applying the income approach. The fair value measurement is based on significant inputs that are not observable in the market, which Ind AS 113, "Fair Value Measurement" refers to as Level 3 inputs.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.1 Property, plant and equipment

Particulars	Land	Buildings	Plant and equipment	Furniture, fixtures and office equipment	Vehicles	Total
Gross carrying value						
Balance as at April 01, 2023	1,776	22,183	84,323	5,859	830	114,971
Additions	276	1,105	8,825	921	337	11,464
Disposals	(43)	(10)	(1,633)	(419)	(123)	(2,228)
Balance as at March 31, 2024	**2,009**	**23,278**	**91,515**	**6,361**	**1,044**	**124,207**
Balance as at April 01, 2024	2,009	23,278	91,515	6,361	1,044	124,207
Additions	91	2,231	12,666	778	409	16,175
Disposals	-	(65)	(1,643)	(1,122)	(376)	(3,206)
Balance As at March 31, 2025	**2,100**	**25,444**	**102,538**	**6,017**	**1,077**	**137,176**
Accumulated Depreciation						
Balance as at April 01, 2023	-	8,337	54,181	4,635	439	67,592
Depreciation for the year	14	1,062	5,606	681	218	7,581
Disposals	-	(8)	(1,551)	(412)	(89)	(2,060)
Balance as at March 31, 2024	**14**	**9,391**	**58,236**	**4,904**	**568**	**73,113**
Balance as at April 01, 2024	14	9,391	58,236	4,904	568	73,113
Depreciation for the year	14	1,087	6,132	740	211	8,184
Disposals	-	(54)	(1,575)	(897)	(249)	(2,775)
Balance As at March 31, 2025	**28**	**10,424**	**62,793**	**4,747**	**530**	**78,522**
Net carrying value						
As at March 31, 2024	1,995	13,887	33,279	1,457	476	51,094
As at March 31, 2025	**2,072**	**15,020**	**39,745**	**1,270**	**547**	**58,654**

Leases:

The Company has lease contracts for various items of property, plant and equipment used in its operations. Below are the carrying amounts of right-of-use assets recognised and the movements during the year included in the above property, plant and equipment:

Particulars	Land	Buildings	Plant and equipment	Furniture, fixtures and office equipment	Vehicles	Total
Gross carrying value						
Balance as at April 01, 2023	-	135	3	85	628	851
Additions	251	10	-	23	314	598
Disposals	-	-	-	(27)	(98)	(125)
Balance as at March 31, 2024	**251**	**145**	**3**	**81**	**844**	**1,324**
Balance as at April 01, 2024	251	145	3	81	844	1,324
Additions	-	354	-	-	354	708
Disposals	-	(65)	-	(81)	(350)	(496)
Balance As at March 31, 2025	**251**	**434**	**3**	**-**	**848**	**1,536**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.1 Property, plant and equipment (continued)

Particulars	Land	Buildings	Plant and equipment	Furniture, fixtures and office equipment	Vehicles	Total
Accumulated depreciation						
Balance as at April 01, 2023	-	53	2	49	295	399
Depreciation for the year	14	38	1	15	199	267
Disposals	-	-	-	(27)	(64)	(91)
Balance as at March 31, 2024	**14**	**91**	**3**	**37**	**430**	**575**
Balance as at April 01, 2024	14	91	3	37	430	575
Depreciation for the year	14	58	-	-	187	259
Disposals	-	(54)	-	(37)	(223)	(314)
Balance As at March 31, 2025	**28**	**95**	**3**	**-**	**394**	**520**
Net carrying value						
As at March 31, 2024	237	54	-	44	414	749
As at March 31, 2025	**223**	**339**	**-**	**-**	**454**	**1,016**

The following are the amounts recognised in the statement of profit and loss:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Depreciation expense of right-of-use assets	259	267
Interest expense on lease liabilities	133	124
	392	**391**

The Company had total cash outflows for leases of ₹ 634 during the year ended March 31, 2025. The maturity analysis of lease liabilities is disclosed in note 2.10 B of these financial statements.

Capital commitments

As of March 31, 2025 and March 31, 2024, the Company was committed to spend ₹ 12,176 and ₹ 15,656, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

Interest capitalisation

During the years ended March 31, 2025 and March 31, 2024, the Company capitalised interest cost of ₹ 729 and ₹ 143, respectively, with respect to qualifying assets. The average rate for capitalisation of interest cost for the years ended March 31, 2025 and March 31, 2024 was approximately 7.01% and 2.58% respectively.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.2 Capital work-in-progress

Particulars	As at March 31, 2025	As at March 31, 2024
Capital work-in-progress	21,564	11,719

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Balance at the beginning of the year	**11,719**	**8,991**
Add: Additions during the year	25,003	12,946
Less: Capitalisations during the year	(14,817)	(10,196)
Less: Provision for idle assets	(341)	(22)
Balance at the end of the year	**21,564**	**11,719**

Capital work-in-progress (CWIP) Ageing schedule

Particulars	Amount in CWIP for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	19,763	1,560	119	57	21,499
Projects temporarily suspended	52	9	3	1	65
Balance as at March 31, 2025	**19,815**	**1,569**	**122**	**58**	**21,564**

Particulars	Amount in CWIP for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	10,092	1,184	342	77	11,695
Projects temporarily suspended	10	14	-	-	24
Balance as at March 31, 2024	**10,102**	**1,198**	**342**	**77**	**11,719**

Project execution plans and budgets are assessed on an annual basis and all the projects are executed as per rolling annual plan.

For CWIP, whose completion is overdue or has exceeded its cost compared to its original plan the project wise details of when the project is expected to be completed it given below:-

Particulars	To be completed in				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress					
FTO-11 Onco facility	804	-	-	-	804
Biologics_Infrastructure	453	-	-	-	453
Balance As at March 31, 2025	**1,257**	**-**	**-**	**-**	**1,257**

Particulars	To be completed in				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress					
Biologics_Infrastructure	1,006	-	-	-	1,006
FTO-11 Onco facility	869	-	-	-	869
FTO-11 Non Onco factility	361	-	-	-	361
Balance as at March 31, 2024	**2,236**	**-**	**-**	**-**	**2,236**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.3 Goodwill

Goodwill arising upon business combinations is not amortised but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

Particulars	As at March 31, 2025	As at March 31, 2024
Net carrying value	**853**	**853**

For the purpose of impairment testing, goodwill is allocated to a cash generating unit, representing the lowest level within the Company at which goodwill is monitored for internal management purposes and which is not higher than the Company's operating segment.

The carrying amount of goodwill was allocated to the cash generating units as follows:

Particulars	As at March 31, 2025	As at March 31, 2024
Global Generics-Branded Formulations	853	853

The recoverable amounts of the above cash generating units have been assessed using a value-in-use model. Value-in-use is generally calculated as the net present value of the projected post-tax cash flows plus a terminal value of the cash generating unit to which the goodwill is allocated. Initially, a post-tax discount rate is applied to calculate the net present value of the post-tax cash flows. Key assumptions upon which the Company has based its determinations of value-in-use include:

a) Estimated cash flows for five years, based on management's projections.

b) The post-tax discount rates used are based on the Company's weighted average cost of capital.

c) Terminal value arrived at by extrapolating the last forecasted year cash flows to perpetuity, using a constant long-term growth rate of 0%. This long-term growth rate takes into consideration external macroeconomic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

d) The post-tax discount rates and pre-tax discount rates used for Active Pharmaceutical Operations and Branded Formulations are 10.88% and 14.54% respectively.

The Company believes that any reasonably possible change in the key assumptions on which a recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating unit.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.4 Other intangible assets

Particulars	Product related intangibles	Others	Total
Gross carrying value			
Balance as at April 01, 2023	32,825	2,717	35,542
Additions[1]	1,184	1,186	2,370
Balance as at March 31, 2024	**34,009**	**3,903**	**37,912**
Balance as at April 01, 2024	34,009	3,903	37,912
Additions[1]	849	408	1,257
Disposals/ De- recognitions[2]	(45)	(5)	(50)
Balance As at March 31, 2025	**34,813**	**4,306**	**39,119**
Amortisation/impairment loss			
Balance as at April 01, 2023	9,986	1,835	11,821
Amortisation for the year	1,795	380	2,175
Impairment loss/(reversal) [2]	(28)	-	(28)
Balance as at March 31, 2024	**11,753**	**2,215**	**13,968**
Balance as at April 01, 2024	11,753	2,215	13,968
Amortisation for the year	1,820	390	2,210
Disposals/ De- recognitions	(45)	(5)	(50)
Impairment loss [2]	174	-	174
Balance As at March 31, 2025	**13,702**	**2,600**	**16,302**
Net carrying value			
As at March 31, 2024	22,256	1,688	23,944
As at March 31, 2025	**21,111**	**1,706**	**22,817**

[1] *Additions duing the year ended March 31,*

a. *2025: Includes acquisition of Commercialization Rights of Olutasidenib ₹ 347, Pertuzumab ₹ 290 and Olaparib ₹ 104 and Software of ₹ 409.*

b. *2024: Includes the acquisition of the toripalimab from Shanghai Junschi Biosciences Co. Ltd for total consideration of ₹ 824.*

[2] *During the year ended March 31, 2025, company recorded an impairment loss of ₹ 174 on account of decreased market potential of certain products, forming part of the Company's Global Generics segment*

During the year ended March 31, 2024, the Company recorded a reversal of impairment loss of ₹ 35 in March 2024, with respect to enalaprilat (generic version of Vasotec®) pursuant to launch of the products during the year. The company re-assessed the recoverable amount pursuant to favorable market conditions and change in circumstances that led to initial impairment during year ended March 31, 2021, by revisiting the market volumes, share and price assumptions of this product and accordingly capitalized under Product related intangibles with corresponding reversal of impairment loss of ₹ 35. This pertains to the Company's Global Generics segment.Further, the company recorded an impairment loss of ₹ 7 on account of decreased market potential of certain products, forming part of the Company's Global Generics segment.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.4 Other intangible assets (continued)

Details of significant acquired intangible assets As at March 31, 2025:

Particulars	Acquired from	Carrying Cost
Select portfolio of branded generics business	Wockhardt Limited	10,945
Cardiovascular brand Cidmus® in India	Novartis AG	4,195
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates	2,556
Select Anti-allergy brands	Glenmark Pharmaceuticals Limited	1,083

Details of significant acquired intangible assets As at March 31, 2024:

Particulars	Acquired from	Carrying Cost
Select portfolio of branded generics business	Wockhardt Limited	11,838
Cardiovascular brand Cidmus® in India	Novartis AG	4,386
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates	3,056
Select Anti-allergy brands	Glenmark Pharmaceuticals Limited	1,184

2.5 Intangible assets under development

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Opening balance	391	253
Add: Additions during the year	84	205
Less: Capitalisations during the year	(71)	(67)
Closing balance	**404**	**391**

Intangible assets under development (IAUD) Ageing schedule*

Particulars	Amount for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	84	205	40	75	404
Balance As at March 31, 2025	**84**	**205**	**40**	**75**	**404**

Particulars	Amount for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	205	40	75	71	391
Balance as at March 31, 2024	**205**	**40**	**75**	**71**	**391**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 Financial assets

2.6 A. Investments

Investments consist of investments in units of equity securities, mutual funds, preference shares, limited liability partnership firm, bonds, commercial paper.

	Particulars	As at March 31, 2025	As at March 31, 2024
	Investments carried at cost		
	Unquoted equity shares (fully paid-up)		
I.	**In subsidiary companies**		
	105,640,410 equity shares of USD 1.19 each (March 31, 2024: 105,640,410 equity shares of CHF 1 each) of Dr. Reddy's Laboratories SA, Switzerland*	13,515	13,515
	2,499,726 (March 31, 2024: 2,499,726) equity shares of ₹ 10/- each of Idea2Enterprises (India) Private Limited, India	1,536	1,536
	187,559,000 (March 31, 2024: 90,544,104) equity shares of ₹ 10/- each of Aurigene Oncology Limited, India (Formerly Aurigene Discovery Technologies Limited, India)	7,474	974
	36,249,230 (March 31, 2024: 36,249,230) shares of Real $ 1 each of Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	825	825
	201,987,270 (March 31, 2024: 140,526,270) Series "A" shares of Peso 1 each of Industrias Quimicas Falcon de Mexico S.A. de C.V., Mexico	2,053	709
	89,825,277 (March 31, 2024: 84,825,277) equity shares of ₹ 10/- each of Dr. Reddy's Bio-sciences Limited, India	824	774
	Nil (March 31, 2024: 123,000) equity shares of ₹ 100/- each of Imperial Credit Private Limited, India	-	31
	95,000,000 (March 31, 2024: 95,000,000) equity shares of ₹ 10/- each of Svass Wellness Limited, India (Formerly Regkinetics Services Limited, India)	950	950
	134,513 (March 31, 2024: 134,513) equity shares of ₹ 10/- each of Cheminor Investments Limited, India	1	1
	34 (March 31, 2024: 34) equity shares of US $ 10/- each of Dr. Reddy's Laboratories Inc.	1	1
	15,050,000 (March 31, 2024: 9,050,000) equity shares of ₹ 10/- each of Dr. Reddy's Formulations Limited	151	91
	734,400,000 (March 31, 2024: Nil) equity shares of ₹ 10/- each of Dr. Reddy's and Nestle Health Science Limited	7,344	-
		34,674	**19,407**
	Less: Impairment		
	Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	(622)	(622)
	Imperial Owners and Land Possessions Private Limited (Formerly, Imperial Credit Private Limited)[1]	-	(5)
	Svass Wellness Limited (Formerly Regkinetics Services Limited, India)[1]	(950)	(288)
	Total unquoted investments in equity shares of subsidiary companies (I)	**33,102**	**18,492**
II.	**In joint ventures**		
	Equity shares held in Kunshan Rotam Reddy Pharmaceutical Co. Limited, China[2]	429	429
	8,580,000 (March 31, 2024: 8,580,000) equity shares of ₹ 10/- each of DRES Energy Private Limited, India	86	86
	Total unquoted investments in equity shares of joint ventures (II)	**515**	**515**
III.	**In associate**		
	13,649,600 (March 31, 2024: 427,800) equity shares of ₹ 10/- each of O2 Renewable Energy IX Private Limited	136	4
	Total unquoted investments in equity shares of associates (II)	**136**	**4**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 Financial assets (continued)

	Particulars	As at March 31, 2025	As at March 31, 2024
	Compulsory Convertible Debentures		
IV.	**In associate**		
	171,504 (March 31, 2024: 7,284) compulsory convertible debentures of ₹ 1,000/- each of O2 Renewable Energy IX Private Limited	172	8
	Total unquoted investments in compulsory convertible debentures in associates (II)	**172**	**8**
	Total investments carried at cost (I+II)(A)	**33,925**	**19,019**

** During the year ended March 31 2025, the nominal value of equity shares has been changed from CHF 1 per share to USD 1.19 per share.*

[1] *The Company assessed the recoverable amount of investment in equity shares and preference shares of its subsidiary, Svaas Wellness Limited, India and recognized a further impairment impairment loss of ₹862 (March 31, 2024: ₹288) consequent to management's decision to scale down the operations of Condition management and Pill+. Further, the company has reversed the impairment loss of ₹ 5 on Imperial Owners and Land Possessions Private Limited as the entity is under the process of liquidation. This impairment loss and reversal pertains to the Company's Others segment.*

[2] *Shares held in Kunshan Rotam Reddy Pharmaceutical Co. Limited, China are not denominated in number of shares as per the laws of the country.*

	Particulars	As at March 31, 2025	As at March 31, 2024
	Investments at FVTPL		
I.	**Investment in unquoted equity shares**		
	8,859 (March 31, 2024: 8,859) equity shares of ₹ 100/- each of Jeedimetla Effluent Treatment Limited, India	1	1
	Ordinary shares of Biomed Russia Limited, Russia[1][2]	-	-
	200,000 (March 31, 2024: 200,000) equity shares of ₹ 10/- each of Altek Engineering Limited, India[2]	-	-
	24,000 (March 31, 2024: 24,000) equity shares of ₹ 100/- each of Progressive Effluent Treatment Limited, India[2]	-	-
	20,250 (March 31, 2024: 20,250) equity shares of ₹ 10/- each of Shivalik Solid Waste Management Limited, India[2]	-	-
	Total unquoted trade investments in equity shares of other companies (I)	**1**	**1**

[1] *Shares held in Biomed Russia Limited are not denominated in number of shares as per the laws of the country.*

[2] *Rounded off to millions in the note above.*

	Particulars	As at March 31, 2025	As at March 31, 2024
II.	**Investment in partnership firms**		
	ABCD Technologies LLP	397	297
III.	**Investment in unquoted mutual funds**	28,743	37,757
IV.	**Investment in quoted equity shares**		
	174,142 (March 31, 2024: 443,651) equity shares of Journey Medical Corporation	87	136
V.	**Others**		
	196,544 (March 31, 2024: Nil) preference shares of 0.01 NIS[3] each of Edity Therapeutics Ltd.	40	-
	[3] *NIS - New Israeli shekel*		
	Total investments at FVTPL (I + II + III + IV+V) (B)	**29,268**	**38,190**
	Investments carried at amortised cost		
I.	Investments in 6,200,000 (March 31, 2024: Nil) Non- convertible preference shares of USD 100 each of Dr. Reddy's Laboratories SA, Switzerland**	54,672	-
II.	Investment in 20,000,000 (March 31, 2024: 20,000,000) preference shares shares of ₹ 10/- each of Svass Wellness Limited, India (Formerly Regkinetics Services Limited, India)	200	200
III.	Investments in bonds	1,001	974
IV.	Investments in commercial paper	-	2,312

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 Financial assets (continued)

Particulars	As at March 31, 2025	As at March 31, 2024
V. Investment in Non-convertible debentures of Dr. Reddy's Laboratories Inc.**	13,069	12,510
Less: Impairment		
Svass Wellness Limited (Formerly Regkinetics Services Limited, India)*	(200)	-
** Refer to the note [1] mentioned under Investment in equity shares carried at cost*		
*** Refer to note 2.42 for details of funds invested in intermediaries and further invested by intermediaries. Further investment includes interest accrued but not due of ₹ 1,677 on Non-convertible preference shares and ₹ 249 on Non- Convertible debentures*		
Total investments carried at amortised cost (C)	**68,742**	**15,997**
Total investments (A+B+C)	**131,935**	**73,206**
Current	28,830	41,179
Non-current	103,105	32,027
	131,935	**73,206**
Aggregate book value of quoted investments	87	136
Aggregate market value of quoted investments	87	136
Aggregate value of unquoted investments	133,620	73,985
Aggregate amount of impairment in the value of investments in the unquoted equity shares	1,772	915

2.6 B. Trade receivables

Particulars	As at March 31, 2025	As at March 31, 2024
Trade receivables from other parties	18,877	15,532
Receivables from related parties (Refer note 2.24)	40,713	30,707
	59,590	**46,239**
Details of security		
Considered good, unsecured	59,667	46,298
Credit impaired	508	489
	60,175	**46,787**
Less: Allowance for credit losses	(585)	(548)
	59,590	**46,239**
Current	59,590	46,239
	59,590	**46,239**

In accordance with Ind AS 109, the Company uses the expected credit loss ("ECL") model for measurement and recognition of impairment loss on its trade receivables or any contractual right to receive cash or another financial asset that result from transactions that are within the scope of Ind AS 115. For this purpose, the Company uses a provision matrix to compute the expected credit loss amount for trade receivables. The provision matrix takes into account external and internal credit risk factors and historical data of credit losses from various customers. The details of changes in allowance for credit losses during the year ended March 31, 2025 and March 31, 2024 are as follows:

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 Financial assets (continued)

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Balance at the beginning of the year	548	427
Provision made during the year, net of reversals	100	131
Trade receivables written off during the year	(63)	(10)
Balance at the end of the year	**585**	**548**

Trade Receivables Ageing Schedule

Particulars	Outstanding for following periods from due date of payment						Total
	Not due	Less than 6 months	6 months -1 year	1-2 Years	2-3 years	More than 3 years	
(i) Undisputed Trade receivables - considered good	40,201	16,994	1,768	236	-	-	59,199
(ii) Undisputed Trade Receivables - credit impaired	-	14	16	207	49	170	456
(iii) Disputed Trade Receivables - considered good	-	-	-	-	467	-	467
(iii) Disputed Trade Receivables - credit impaired	-	-	6	5	4	38	53
							60,175
Less: Allowance for credit losses							(585)
Balance As at March 31, 2025							**59,590**

Particulars	Outstanding for following periods from due date of payment						Total
	Not due	Less than 6 months	6 months -1 year	1-2 Years	2-3 years	More than 3 years	
(i) Undisputed Trade receivables - considered good	35,893	7,535	2,458	-	-	-	45,886
(ii) Undisputed Trade Receivables - credit impaired	-	6	8	264	30	77	385
(iii) Disputed Trade Receivables - considered good	-	-	-	412	-	-	412
(iv) Disputed Trade Receivables - credit impaired	-	10	8	42	-	44	104
							46,787
Less: Allowance for credit losses							(548)
Balance as at March 31, 2024							**46,239**

2.6 C. Loans

Particulars	As at March 31, 2025	As at March 31, 2024
Considered good, unsecured		
Loans and advances to related parties[1]	14	617
	14	**617**
Considered doubtful, unsecured		
Loans and advances to related parties[1]	-	-
	14	**617**
Less: Allowance for doubtful loans and advances	-	-
	14	**617**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 Financial assets (continued)

[1]Loans and advances to related parties comprise(Refer Note 2.24):

Particulars	Balance as at		Maximum amount outstanding at any time during the year ended	
	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024
Subsidiaries				
DRL Impex Limited, India	7	11	-	11
Aurigene Pharmaceutical Services Limited	-	600	-	600
Dr. Reddy's Formulations Limited	7	6	7	6
	14	**617**		

Loans and advances to subsidiaries are given for the purpose of working capital and other business requirements, settlement of which is neither planned nor likely to occur in the next twelve months. Loans given to DRL Impex Limited, India is interest free.

2.6 D. Other financial assets

	Particulars	As at March 31, 2025	As at March 31, 2024
I.	Non-current assets		
	Considered good, unsecured		
	Security deposits	562	585
	Term deposits with banks (remaining maturity more than 12 months)	4,000	-
	Term deposits with financial institutions (remaining maturity more than 12 months)	4,000	-
	Other assets	-	334
		8,562	**919**
II.	Current assets		
	Considered good, unsecured		
	Term deposits with banks (remaining maturity less than 12 months)	-	20,929
	Claims receivable	41	11
	Dues from related parties (refer note 2.24)	265	388
	Other assets	604	750
Unsecured, considered doubtful			
	Claims receivable	134	134
		1,044	**22,212**
	Less: Allowance for doubtful advances	(134)	(134)
		910	**22,078**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 E. Cash and cash equivalents

Particulars	As at March 31, 2025	As at March 31, 2024
Balances with banks		
In current accounts	912	674
In EEFC accounts	65	29
In term deposits with banks (original maturities less than 3 months)	2,070	1,154
Cash on hand*	-	-
Other balances		
In unclaimed dividend accounts	80	87
LC and Bank guarantee margin money	70	70
Cash and cash equivalents in the statement of cash flow (including restricted cash)	**3,197**	**2,014**
** Rounded off to millions.*		
Restricted cash balances included above		
Balance in unclaimed dividend account	80	87
Other restricted cash balances	70	70

2.6 F. Other bank balances

Particulars	As at March 31, 2025	As at March 31, 2024
Term deposits with banks (original maturities more than 3 months but less than 12 months)	6,571	10,155
	6,571	**10,155**

2.7 Other assets

	Particulars	As at March 31, 2025	As at March 31, 2024
A.	Non-current assets		
	Considered good, unsecured		
	Capital advances	662	709
		662	**709**
B.	Current assets		
	Considered good, unsecured		
	Balances and receivables from statutory authorities [1]	11,214	9,663
	Government incentives receivable[2]	2,956	2,900
	Advances to material suppliers	2,992	323
	Prepaid expenses	828	1,053
	Dues from related parties (Refer note 2.24)	8	8
	Others [3]	1,637	2,193
	Considered doubtful, unsecured		
	Other advances	90	65
		19,725	**16,205**
	Less: Allowance for doubtful advances	(90)	(65)
		19,635	**16,140**

[1] *Balances and receivables from statutory authorities primarily consist of amounts recoverable towards the goods and service tax ("GST"), excise duty, value added tax and from customs authorities of India.*

[2] *Primarily consist of amounts receivable from various government authorities of India towards benefits on export sales made by the Company and other incentives.*

[3] *Others primarily includes advances given to other vendors, employees*

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.8 Inventories

Particulars	As at March 31, 2025	As at March 31, 2024
Raw materials (includes in transit ₹ 88 ; March 31, 2024: ₹ 137)	18,314	15,532
Work-in-progress	13,725	12,071
Finished goods	4,143	5,263
Stock-in-trade	3,872	2,667
Packing materials, stores and spares	5,704	4,656
	45,758	**40,189**

During the year ended March 31, 2025, the Company recorded inventory write-down of ₹ 2,771 (March 31, 2024: ₹ 2,411) in the statement of profit and loss.

2.9 Share capital

Particulars	As at March 31, 2025	As at March 31, 2024
Authorised share capital**		
1,450,000,000 equity shares of ₹ 1/- each (March 31, 2024: 290,000,000 equity shares of ₹ 5/ each**)	1,450	1,450
Issued equity capital**		
834,456,365 equity shares of ₹ 1/- each fully paid-up (March 31, 2024: 166,818,466 equity shares of ₹ 5/ each**)	834	834
Subscribed and fully paid-up**		
834,455,365 equity shares of ₹ 1/- each fully paid-up (March 31, 2024: 166,818,266 equity shares of ₹ 5/ each**)	834	834
Add: Forfeited share capital ('e)	-	-
	834	**834**

(a) Reconciliation of the equity shares outstanding is set out below:

Particulars	For the year ended March 31, 2025		For the year ended March 31, 2024	
	No. of shares** (of ₹ 1/- each)	Amount	No. of shares (of ₹ 5/- each)	Amount
Opening number of equity shares/share capital (face value of ₹ 5/ each)	166,818,266	834	166,527,876	833
Add: Equity shares issued pursuant to employee stock option plan(1) prior to stock split	58,680	-*	290,390	1
Add: Increase in outstanding shares on account of stock split**	667,507,784	-	Not applicable	
Add: Equity shares issued pursuant to employee stock option plan(1) after stock split	70,635	-*	-	-
Closing number of equity shares/share capital**	**834,455,365**	**834**	**166,818,266**	**834**
Treasury shares(2)	2,452,260	2,264	289,791	991

Rounded to the nearest million

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.9 Share capital (continued)

***The Board of Directors of the Company at their meeting held on July 27, 2024 have approved the sub-division/ stock split of each equity share having a face value of ₹ 5/- each, fully paid-up, into five equity shares having a face value of ₹ 1/- each, fully paid-up (the "stock split"), by alteration of the capital clause of the Memorandum of Association of the Company. Further, each American Depositary Share ("ADS") of the Company will continue to represent one underlying equity share and, therefore, the number of ADSs held by an American Depositary Receipt ("ADR") holder would consequently increase in proportion to the increase in number of equity shares. On September 12, 2024 the approval of the shareholders of the Company was obtained through a postal ballot process with a requisite majority. Consequently, the authorized share capital, the outstanding shares and Treasury shares were sub-divided into equity shares having a face value of ₹ 1/- each with effective from record date of October 28, 2024.*

(1) *During the years ended March 31, 2025 and March 31, 2024, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy's Employees Stock Option Scheme, 2002 and the Dr. Reddy's Employees Stock Option Scheme, 2007. The options exercised had an exercise price of ₹ 5, ₹ 2,607, ₹ 3,679 or ₹ 5,301 (prior to stock split) and ₹ 1 (after stock split) per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognised in the ""share-based payment reserve" was transferred to"securities premium" in the Statement of Changes in Equity.*

(2) *Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") was formed to support the Dr. Reddy's Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the year ended March 31, 2025, 1,168,490 shares were acquired from the open market. The total amount paid to acquire the shares was ₹ 1,389. During the years ended March 31, 2025 and March 31, 2024, an aggregate of 22,077 (prior to stock split) and 54,800 (after stock split) and 81,353 equity shares, respectively were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy's Employees Stock Option Scheme, 2018. The options exercised had an exercise price of ₹ 2,607, ₹ 2,814, ₹ 3,679,₹ 3,906 ₹ 4,212,₹ 4,338, ₹ 4,663 or ₹ 5,301 (prior to stock split) and ₹ 521, ₹ 563, ₹ 736, ₹ 889, ₹ 933, ₹ 981 and ₹ 1,060 (after stock split) per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognised in the "share based payment reserve" was transferred to "securities premium" in the statement of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognised in the "securities premium".*

As of March 31, 2025 and March 31, 2024, the ESOS Trust had outstanding 2,452,260 (after stock split) and 289,791 shares, respectively, which it purchased from the secondary market for an aggregate consideration of ₹ 2,264 and ₹ 991, respectively. Refer note 2.25 of these financial statements for further details on the Dr. Reddy's Employees Stock Option Scheme, 2018.

(b) Terms / rights attached to the equity shares

The Company has only one class of equity shares having a par value of ₹ 1 per share. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an equity share, as reflected in the records of the Company as on the record date set for the shareholders meeting, shall have one vote in respect of each share held.

Should the Company declare and pay any dividends, such dividends will be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date. Indian law on foreign exchange governs the remittance of dividends outside India.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.9 Share capital (continued)

Final dividends on equity shares are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Director. The details of dividends paid by the Company are as follows:

Particulars	During the year ended March 31, 2025	During the year ended March 31, 2024
Dividend per share prior to effect of stock split (in absolute ₹) (face value of ₹ 5/ each)	40	40
Dividend paid during the year(net off treasury shares)	**6,662**	**6,648**
Towards the fiscal year	2024	2023

At the Company's Board of Directors' meeting held on May 09, 2025, the Board proposed a dividend of ₹ 8 per share (face value of ₹ 1/ each) and aggregating to ₹ 6,676, which is subject to the approval of the Company's shareholders.

(c) Details of shareholders holding more than 5% shares in the Company

Particulars	As at March 31, 2025		As at March 31, 2024	
	No. of shares (of ₹ 1/- each)**	% holding	No. of shares (of ₹ 5/- each)**	% holding
G V Prasad	96,095,920	11.52	-	-
Satish Reddy Kallam	85,738,125	10.27	-	-
APS Trust (refer note 2.37)	-	-	34,345,308	20.59
Life Insurance Corporation of India and their associates	60,015,393	7.19	8,421,089	5.05

(d) 313,790 (March 31, 2024: 501,045) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Plan, 2002", 1,140,235 (March 31, 2024: 1,382,995) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees ADR Stock Option Plan, 2007" and 2,399,070 (March 31, 2024: 2,087,265) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Scheme, 2018 ". (Refer note 2.25)

(e) Represents 1,000 equity shares (after effect of stock split) of ₹ 1/- each, amount paid-up ₹ 500/- (rounded off to millions in the note above) forfeited due to non-payment of allotment money.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.9 Share capital (continued)

(f) Details of shares held by promoters

Promoter Name	As at March 31, 2025		As at March 31, 2024		% change during the year*
	No. of shares at the end of the year (of ₹ 1/- each)	% of Total Shares	No. of shares at the end of the year (of ₹ 5/- each)	% of Total Shares	
G V Prasad	96,095,920	11.52%	-	0.00%	100.00%
Satish Reddy Kallam	85,738,125	10.27%	901,002	0.54%	1803.17%
APS Trust[(1)]	-	0.00%	34,345,308	20.59%	-100.00%
Satish Reddy Kallam (HUF)	27,618,385	3.31%	5,523,677	3.31%	0.00%
Gunupati Venkateswara Prasad (HUF)	12,717,090	1.52%	2,543,418	1.52%	0.00%
Samrajyam Reddy Kallam	-	0.00%	1,120,499	0.67%	-100.00%
Anuradha Gunupati	46,025	0.01%	9,205	0.01%	0.00%
Deepti Reddy Kallam	25,700	0.00%	5,140	0.00%	0.00%
G.V. Sanjana Reddy	25,700	0.00%	5,140	0.00%	0.00%
G. Mallika Reddy	25,695	0.00%	5,139	0.00%	0.00%
Sharathchandra Reddy Gunupati	13,000	0.00%	2,600	0.00%	0.00%

Promoter Name	As at March 31, 2024		As at March 31, 2023		% change during the year
	No. of shares at the end of the year (of ₹ 5/- each)	% of Total Shares	No. of shares at the end of the year (of ₹ 5/- each)	% of Total Shares	
APS Trust	34,345,308	20.59%	34,345,308	20.62%	0.00%
Satish Reddy Kallam (HUF)	5,523,677	3.31%	5,523,677	3.32%	0.00%
Gunupati Venkateswara Prasad (HUF)	2,543,418	1.52%	2,543,418	1.53%	0.00%
Samrajyam Reddy Kallam	1,120,499	0.67%	1,120,499	0.67%	0.00%
Satish Reddy Kallam	901,002	0.54%	901,002	0.54%	0.00%
Anuradha Gunupati	9,205	0.01%	9,205	0.01%	0.00%
Deepti Reddy Kallam	5,140	0.00%	5,140	0.00%	0.00%
G.V. Sanjana Reddy	5,140	0.00%	5,140	0.00%	0.00%
G. Mallika Reddy	5,139	0.00%	5,139	0.00%	0.00%
Sharathchandra Reddy Gunupati	2,600	0.00%	2,600	0.00%	0.00%

The percentage shareholding above has been computed considering the outstanding number of shares 834,455,365 and 166,818,266 As at March 31, 2025 and March 31, 2024, respectively.

** The outstanding number of shares as at March 31, 2024 and shares held during the year by respective promoters have been adjusted to give the the effect of stock split i.e., 1:5 for the computation of % change during the year ended March 31, 2025.*

(1) *On May 22, 2024, the APS Trust transferred 15,126,124 (prior to stock split) equity shares, representing 9.07% of outstanding equity shares, to Satish Reddy Kallam and 19,219,184 (prior to stock split) equity shares, representing 11.52% of outstanding equity shares, to G V Prasad. This change has not resulted in any change in the total promoter shareholding of the company. Further, there are no shares held by APS after May 22, 2024.*

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10 Financial liabilities

2.10 A. Current borrowings

Particulars	As at March 31, 2025	As at March 31, 2024
From Banks		
Unsecured		
Pre-shipment credit (i)	32,855	2,500
Other working capital borrowings (ii)	1,000	4,600
	33,855	**7,100**

a) The interest rate profile of short-term borrowings from banks is given below:

Particulars	As at March 31, 2025		As at March 31, 2024	
	Currency	Interest Rate	Currency	Interest Rate
(i) Pre- Shipment Credit	INR	3 Month T-bill + 35 bps to 60 bps	INR	3 Month T-bill + 5 bps
	INR	1 Month T-bill + 35 bps		
	US $	6 Month SOFR + 10 bps to 65 bps		
(ii) Other working capital borrowings	INR	7.50%	INR	3 Month T-bill + 10 bps

(b) The Company had uncommitted lines of credit of ₹ 32,195 and ₹ 49,400 as of March 31, 2025 and March 31, 2024, respectively, from its banks for working capital requirements. The Company has the right to draw upon these lines of credit based on its working capital requirements.

(c) Reconciliation of liabilities arising from financing activities

Current borrowings[1]

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Opening balance at the beginning of the year	7,100	6
Borrowings during the year	78,786	7,300
Borrowings repaid during the year	(52,946)	(206)
Effect of changes in foreign exchange rates	915	-
Closing balance at the end of the year	**33,855**	**7,100**

[1] Does not include movement in bank overdraft

2.10 B. Lease liabilities

Particulars	As at March 31, 2025	As at March 31, 2024
Secured		
Non-current		
Long-term maturities of lease obligation	765	495
	765	**495**
Current		
Current maturities of lease obligation	309	334
	309	**334**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10 Financial liabilities (continued)

(a) The aggregate maturities of long-term leases, based on contractual maturities

Particulars	As at March 31, 2025	As at March 31, 2024
Maturing in		
Less than 1 year	364	421
1-2 years	260	231
2-3 years	196	115
3-4 years	126	54
4-5 years	85	34
Thereafter	501	335
Total	**1,532**	**1,190**
Less: Finance component	(458)	(361)
Total	**1,074**	**829**

(b) Reconciliation of liabilities arising from financing activities

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Opening balance at the beginning of the year	829	502
Recognition of right-of-use liability during the year	526	564
Payment of principal portion of lease liabilities	(281)	(237)
Closing balance at the end of the year[1]	**1,074**	**829**

[1] Includes current portion.

2.10 C Trade payables

Particulars	As at March 31, 2025	As at March 31, 2024
Trade payables to third parties		
Due to micro, small and medium enterprises (MSME)[1]	210	268
Other than micro, small and medium enterprises (Others)	18,343	19,434
Trade payables to subsidiaries including step down subsidiaries (Refer note 2.24)	1,378	746
	19,931	**20,448**

[1](a) The principal amount remaining unpaid as at March 31, 2025 in respect of enterprises covered under the "Micro, Small and Medium Enterprises Development Act, 2006" (MSMED) is ₹ 210 (March 31, 2024: ₹ 268). The interest amount computed based on the provisions under Section 16 of the MSMED is ₹ 0.00 (March 31, 2024: ₹ 0.00) is remaining unpaid as of March 31, 2025.

(b) The amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the appointed day during the year) but without adding the interest specified under this Act is ₹ Nil (March 31, 2024: ₹ Nil).

(c) Dues to Micro and Small Enterprises have been determined to the extent such parties have been identified on the basis of information collected by the Management.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10 Financial liabilities (continued)

For details regarding the Company's exposure to currency and liquidity risks, see note 2.29 of the financial statements under "Liquidity risk".

Trade Payables aging schedule

Particulars	Outstanding for following periods from due date of payment				Total
	Less than 1 year	1-2 Years	2-3 Years	More than 3 years	
(i) Undisputed dues - MSME	210	-	-	-	210
(ii) Undisputed dues - others	18,737	202	40	230	19,209
(ii) Disputed dues - Others	-	-	512	-	512
Balance As at March 31, 2025	**18,947**	**202**	**552**	**230**	**19,931**

Particulars	Outstanding for following periods from due date of payment				Total
	Less than 1 year	1-2 Years	2-3 Years	More than 3 years	
(i) Undisputed dues - MSME	268	-	-	-	268
(ii) Undisputed dues - others	19,399	40	46	184	19,669
(ii) Disputed dues - Others	-	511	-	-	511
Balance as at March 31, 2024	**19,667**	**551**	**46**	**184**	**20,448**

2.10 D Other financial liabilities

Particulars	As at March 31, 2025	As at March 31, 2024
Accrued expenses	10,974	9,662
Payable to subsidiary companies including step down subsidiaries (Refer note 2.24)	3,248	2,715
Capital creditors	5,221	3,875
DRHL Merger Payable a/c[1]	203	144
Unclaimed dividends[2]	80	87
Trade and security deposits received	59	111
Others[3]	170	429
	19,955	**17,023**

(1) represents balance portion of costs, charges and expenses relating to merger scheme to borne out of the surplus assets of DRHL including ₹59 tax refund received during the year ended March 31, 2025 for AY 21-22 (refer note 2.37).

(2) Unclaimed amounts are transferred to Investor Protection and Education Fund after seven years from the due date.

(3) Includes Interest accrued but not due on loans.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.11 Provisions

Particulars	As at March 31, 2025	As at March 31, 2024
A. Non-current provisions		
Provision for employee benefits (Refer note 2.26)		
Long service award benefit plan	26	60
Compensated absences	28	33
	54	**93**
B. Current provisions		
Provision for employee benefits (Refer note 2.26)		
Gratuity	521	340
Long service award benefit plan	94	14
Compensated absences	549	808
Other provisions (a)		
Refund liability	1,360	1,317
Others	871	804
	3,395	**3,283**

(a) Details of changes in other provisions during the year ended March 31, 2025 are as follows:

Particulars	Refund liability[1]	Others[2]
Balance as at beginning of the year	1,317	804
Provision made during the year, net of reversals	1,754	67
Provision used during the year	(1,711)	-
Balance as at end of the year	**1,360**	**871**

Details of changes in other provisions during the year ended March 31, 2024 are as follows:

Particulars	Refund liability[1]	Others[2]
Balance as at beginning of the year	1,614	738
Provision made during the year, net of reversals	1,304	66
Provision used during the year	(1,601)	-
Balance as at end of the year	**1,317**	**804**

(1) *Refund liability is accounted for by recording a provision based on the Company's estimate of expected sales returns. See note 1.3(m) of these financial statements for the Company's accounting policy on refund liability.*

(2) *Primarily consists of provision recorded towards the potential liability arising out of a litigation relating to cardiovascular and anti-diabetic formulations. Refer note 2.30 of these financial statements under "Product and patent related matters - Matters relating to National Pharmaceutical Pricing Authority - Litigation relating to Cardiovascular and Anti-diabetic formulations" for further details.*

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.12 Other liabilities

Particulars	As at March 31, 2025	As at March 31, 2024
A. Non-current liabilities		
Deferred revenue (Refer note 2.13)	619	427
Cash settled ESOP's (Refer note 2.25)	363	181
Others	870	447
	1,852	**1,055**
B. Current liabilities		
Salary and bonus payable	2,656	2,731
Cash settled ESOP's (Refer note 2.25)	32	24
Due to statutory authorities	3,539	3,137
Advance from customers	411	232
Deferred revenue (Refer note 2.13)	368	109
	7,006	**6,233**

2.13 Revenue from contracts with customers and trade receivables

Revenue from contracts with customers:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Sales	218,448	192,764
Service income	1,369	209
License fees[1]	10,651	1,068
	230,468	**194,041**

[1] *During the year ended March 31, 2025, this primarily includes the following amounts:*

a) ₹ 8,113(excluding GST) received as consideration towards transfer of its nutraceutical and vitamins, minerals, herbals, and supplements portfolio to its subsidiary (Dr.Reddy's and Nestle Health Science Limited) as part of the definitive agreement. This acquisition pertains to Company's Global Generics segment.

b) ₹ 1,266 (US $ 15) received as a milestone payment upon U.S.FDA approval of DFD 29, in accordance with the license and collaboration agreement dated June 29, 2021 with Journey Medical Corporation.This transaction pertains to the Company's Others segment.

Details of refund liabilities:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Balance at the beginning of the year	1,317	1,614
Provision made during the year, net of reversals	1,754	1,304
Provision used during the year	(1,711)	(1,601)
Balance at the end of the year	**1,360**	**1,317**
Current	1,360	1,317
Non-current	-	-
	1,360	**1,317**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.13 Revenue from contracts with customers and trade receivables (continued)

Details of contract asset:

As mentioned in the accounting policies for refund liability set forth in note 1.3 (l) of these financial statements, the Company recognises an asset, (i.e., the right to the returned goods) which is included in inventories for the products expected to be returned. The Company initially measures this asset at the former carrying amount of the inventory, less any expected costs to recover the goods, including any potential decreases in the value of the returned goods. Along with re-measuring the refund liability at the end of each reporting period, the Company updates the measurement of the asset recorded for any revisions to its expected level of returns, as well as any additional decreases in the value of the returned products.

As on March 31, 2025 and March 31, 2024, the Company had ₹ 51 and ₹ 48, respectively as contract assets representing the right to returned goods.

Details of contract liabilities :

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Advance from customers	411	232
	411	**232**

Details of deferred revenue:

Tabulated below is the reconciliation of deferred revenue for the years ended March 31, 2025 and March 31, 2024:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Balance at the beginning of the year	536	803
Revenue recognised during the year	(1,072)	368
Milestone received during the year	1,523	(635)
Balance at the end of the year	**987**	**536**
Current	368	109
Non-current	619	427
	987	**536**

2.14 Other operating income

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Sale of spent chemicals	437	489
Scrap sales	232	257
Miscellaneous income	17	51
	686	**797**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.15 Other income

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Interest income		
On fixed deposits	1,743	1,295
On investment and loans to subsidiaries[1] (Refer note 2.24)	2,686	989
Others	396	762
Dividend income[2]	-	446
Profit on disposal of property, plant and equipment and other intangibles, net	-	771
Foreign exchange gain, net	1,524	142
Fair value gain on financial instruments measured at fair value through profit or loss[3]	3,128	2,961
Miscellaneous income, net	557	1,257
	10,034	**8,623**

(1) *Includes interest on Non-Convertible Debentures from Dr. Reddy's Laboratories Inc ₹999 (March 31, 2024: ₹945), interest on loans given to Aurigene Pharmaceutical Services Limited ₹9 (March 31, 2024: ₹44) and interest on Preference Shares @ 6.33% cumulative from Dr. Reddy's Laboratories SA, Switzerland ₹ 1,677 (March 31, 2024: ₹ Nil).*

(2) *Includes dividend received from Kunshan Rotam Reddy Pharmaceutical Company Limited, China ₹Nil (March 31, 2024: ₹446).*

(3) *Total Net gains on fair value changes includes net realised gain on sale of investments of ₹3,041 (March 31, 2024: ₹930).*

2.16 Changes in inventories of finished goods, work-in-progress and stock-in-trade

Particulars	For the year ended March 31, 2025		For the year ended March 31, 2024	
Opening				
Work-in-progress	12,071		10,250	
Finished goods	5,263		5,145	
Stock-in-trade	2,667	**20,001**	2,218	**17,613**
Closing				
Work-in-progress	13,725		12,071	
Finished goods	4,143		5,263	
Stock-in-trade	3,872	**21,740**	2,667	**20,001**
(Increase)/Decrease in inventory		**(1,739)**		**(2,388)**

During the year ended March 31, 2025 and March 31, 2024, an amount of ₹3,298 and ₹4,211 representing government grants has been accounted for as a reduction from cost of material consumed respectively.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.17 Employee benefits expense

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Salaries, wages and bonus	26,077	24,874
Contribution to provident and other funds	2,282	2,138
Staff welfare expenses	3,930	3,345
Share-based payment expenses	586	500
	32,875	**30,857**

2.18 Depreciation and amortisation expense

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Depreciation of property, plant and equipment	8,184	7,581
Amortisation of intangible assets	2,210	2,175
	10,394	**9,756**

2.19 Finance costs

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Interest on lease liabilities	133	124
Interest on other borrowings	966	94
	1,099	**218**

2.20 Other expenses

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Consumption of stores, spares and other materials (Refer note 2.21)	11,620	9,028
Clinical trial expenses (Refer note 2.21)	4,119	3,022
Other research and development expenses (Refer note 2.21)	4,927	4,203
Advertisements	1,452	1,406
Commission on sales	146	207
Carriage outward	5,802	3,977
Marketing expenses	5,502	5,276
Communication expenses	1,221	938
Other selling expenses	7,451	6,676
Legal and professional	5,724	5,388
Power and fuel (Refer note 2.21)	4,801	4,544
Repairs and maintenance		
Buildings	304	318
Plant and equipment	1,050	869
Others	2,405	2,323
Insurance	636	675
Travel and conveyance	1,246	1,160

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.20 Other expenses (continued)

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Rent	201	153
Rates and taxes	517	414
Donations (Refer note [1] below)	469	319
Corporate Social Responsibility (Refer note [2] below)	775	574
Allowance for credit losses, net (Refer note 2.6 B)	100	131
Allowance for doubtful advances, net	3	46
Non-Executive Directors' remuneration	134	137
Auditors' remuneration (Refer note 2.22)	41	36
Loss on sale/disposal of property , plant and equipment and other intangibles, net	428	-
Other general expenses	1,694	2,244
	62,768	**54,064**

Note:

[1] *Donations for the year ended 31 March 2025 include Political contributions amounting to ₹ 350 made to Prudent Electoral Trust. For the year ended 31 March 2024, political contributions amounting to ₹ 310 were made by the Company through electoral bonds prior to the Hon'ble Supreme Court judgement pronounced on 15 February 2024 in relation to reinstatement of section 182 of the Companies Act, 2013.*

[2] *Includes Corporate Social Responsibility expenditure in accordance with section 135 of the Companies Act, 2013:*

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
i) Amount required to be spent by the company during the year	774	573
ii) Amount required to be set off for the financial year, if any	-	-
iii) Total CSR obligation for the financial year	**774**	**573**
iv) Amount of expenditure incurred		
(a) Construction/acquisition of any asset	2	21
(b) On purposes other than (a) above	722	553
	724	**574**
v) (Excess)/Shortfall at the end of the year**	50	0*
vi) Total of previous years shortfall	-	5
vii) Reason for shortfall	Pertains to ongoing projects	Pertains to ongoing projects
viii) Nature of CSR activities	Environmental Sustainability, promoting education, healthcare, livelihood enhancement projects, relief and rural development projects	
ix) Details of related party transactions,e.g.,contribution to a trust controlled by the company in relation to CSR expenditure as per relevant Accounting Standard[1]	623	489
x) Where a provision is made with respect to a liability incurred by entering into a contractual obligation, the movements in the provision	NA	NA

* *Rounded off to millions*

** *Total amount unspent for the year ended March 31, 2025 ₹ 50 has been transferred to Unspent CSR Account on April 25, 2025.*

[1] *Refer note 2.24 for Contributions towards social development*

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.21 Research and development expenses

Details of research and development expenses (excluding depreciation and amortisation expense) incurred during the year and included under various heads of expenditures are given below:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Employee benefits expense (included in note 2.17)	5,121	4,976
Other expenses (included in note 2.20)		
Materials and consumables	9,579	7,419
Clinical trial expenses	4,119	3,022
Other research and development expenses	4,927	4,203
Power and fuel	421	424
	24,167	**20,044**

2.22 Auditors' remuneration

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Audit fees including Limited review	34	30
Other charges – Certification fee	3	2
Reimbursement of out of pocket expenses	4	4
	41	**36**

2.23 Earnings per share (EPS)

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Earnings		
Profit attributable to equity shareholders of the Company	53,494	43,420
Shares		
Number of equity shares at the beginning of the year (excluding treasury shares)	832,642,375	830,783,660
Effect of treasury shares sold during the year		
Effect of equity shares issued on exercise of stock options	308,031	1,184,855
Weighted average number of equity shares – Basic	**832,950,406**	**831,968,515**
Dilutive effect of stock options outstanding [1]	1,228,728	1,569,165
Weighted average number of equity shares – Diluted	**834,179,134**	**833,537,680**
Earnings per share of par value ₹ 1/- Basic (₹)[2]	64.22	52.19
Earnings per share of par value ₹ 1/- Diluted (₹)[2]	64.13	52.09

[1] *As at March 31, 2025 and March 31, 2024, 941,080 (after effect of stock split) and 1,227,725 (after effect of stock split) options, respectively, were excluded from the diluted weighted average number of equity shares calculation because their effect would have been anti-dilutive. The average market value of the Company's shares for the purpose of calculating the dilutive effect of stock options was based on quoted market prices for the year during which the options were outstanding.*

[2] *Earnings per share is computed after giving effect to 1:5 forward stock split effective October 28, 2024 for all periods presented. Refer to Note 2.9 of these financial statements for further details regarding such stock split.*

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties

a.	**List of all subsidiaries, joint ventures and other consolidating entities:**
Subsidiaries including step down subsidiaries:	
1	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.
2	Aurigene Oncology Limited *(Formerly, Aurigene Discovery Technologies Limited)*
3	Aurigene Pharmaceutical Services Limited
4	beta Institut gemeinnützige GmbH
5	betapharm Arzneimittel GmbH
6	Cheminor Investments Limited
7	Chirotech Technology Limited *(ceased to be step down wholly owned subsidiary, effective from September 18, 2024)*
8	Dr. Reddy's Farmaceutica Do Brasil Ltda.
9	Dr. Reddy's Laboratories (EU) Limited
10	Dr. Reddy's Laboratories (Proprietary) Limited
11	Dr. Reddy's Laboratories (UK) Limited
12	Dr. Reddy's Laboratories Canada, Inc.
13	Dr. Reddy's Laboratories Chile SPA.
14	Dr. Reddy's Laboratories Inc.
15	Dr. Reddy's Laboratories Japan KK
16	Dr. Reddy's Laboratories Kazakhstan LLP
17	Dr. Reddy's Laboratories Louisiana LLC *(ceased to be step down wholly owned subsidiary, effective from March 21, 2025)*
18	Dr. Reddy's Laboratories Malaysia Sdn. Bhd.
19	Dr. Reddy's Laboratories New York, LLC
20	Dr. Reddy's Laboratories Philippines Inc.
21	Dr. Reddy's Laboratories Romania Srl
22	Dr. Reddy's Laboratories SA
23	Dr. Reddy's Laboratories Taiwan Limited
24	Dr. Reddy's Laboratories (Thailand) Limited
25	Dr. Reddy's Laboratories LLC, Ukraine
26	Dr. Reddy's New Zealand Limited.
27	Dr. Reddy's Srl
28	Dr. Reddy's Bio-Sciences Limited
29	Dr. Reddy's Laboratories (Australia) Pty. Limited
30	Dr. Reddy's Laboratories SAS
31	Dr. Reddy's Netherlands B.V. *(formerly Dr. Reddy's Research and Development B.V.)*
32	Dr. Reddy's Venezuela,C.A. *(ceased to be step down wholly owned subsidiary, effective from 05 June 2024)*
33	Dr. Reddy's (Beijing) Pharmaceutical Co. Limited
34	DRL Impex Limited
35	Dr. Reddy's Formulations Limited
36	Idea2Enterprises (India) Pvt. Limited
37	Imperial Owners and Land Possessions Private Limited *(Formerly, Imperial Credit Private Limited)(entity under liquidation)*
38	Industrias Quimicas Falcon de Mexico, S.A. de CV
39	Lacock Holdings Limited
40	Dr. Reddy's Laboratories LLC
41	Promius Pharma LLC
42	Reddy Holding GmbH
43	Reddy Netherlands B.V.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (continued)

44	Reddy Pharma Iberia SAU
45	Reddy Pharma Italia S.R.L.
46	Reddy Pharma SAS
47	Svaas Wellness Limited
48	Nimbus Health GmbH
49	Dr. Reddy's Laboratories Jamaica Limited
50	Dr. Reddy's and Nestle Health Science Limited *(Formerly, Dr. Reddy's Nutraceuticals Limited)*
51	Northstar Switzerland SARL (effective from 30 September 2024)
52	North Star OpCo Limited (effective from 30 September 2024)
53	North Star Sweden AB (effective from 30 September 2024)
54	Dr. Reddy's Denmark ApS (effective from 04 October 2024)
55	Dr. Reddy's Finland Oy (effective from 20 December 2024)

Joint ventures		
56	Kunshan Rotam Reddy Pharmaceutical Company Limited ("Reddy Kunshan"), China	Enterprise over which the Company exercises joint control with other joint venture partners and holds 51.33% of equity shares
57	Kunshan Rotam Reddy Medicine Company Limited	Enterprise which is wholly owned subsidiary of Kunshan Rotam Reddy Pharmaceutical Company Limited
58	DRES Energy Private Limited, India	Enterprise over which the Company exercises joint control with other joint venture partners and holds 26% of equity shares
Associate		
59	O2 Renewable Energy IX Private Limited	Enterprise over which the Company exercises joint control and holds 26% of equity shares
60	Clean Renewable Energy KK 2A Private Limited (effective from July 31, 2024)	Associate of Aurigene Oncology Limited
Other consolidating entities		
61	Cheminor Employees Welfare Trust, India	The Company does not have any equity interests in this entity, but has significant influence or control over it.
62	Dr. Reddy's Research Foundation, India	The Company does not have any equity interests in this entity, but has significant influence or control over it.
63	Dr. Reddy's Employees ESOS Trust, India	The Company does not have any equity interests in this entity, but has significant influence or control over it.

b.	**List of other related parties with whom transactions have taken place during the current and/or previous year:**	
1.	Dr. Reddy's Institute of Life Sciences	Enterprise over which whole-time directors have significant influence
2.	Stamlo Industries Limited	Enterprise controlled by whole-time directors
3.	Green Park Hotels and Resorts Limited	Enterprise controlled by relative of a whole-time director
4.	K Samrajyam*	Mother of Chairman
5.	G Anuradha	Spouse of Co-chairman
6.	K Deepti Reddy	Spouse of Chairman
7.	G Mallika Reddy	Daughter of Co-chairman
8.	G V Sanjana Reddy	Daughter of Co-chairman
9.	Akhil Ravi	Son-in-law of Co-chairman
10.	Shravya Reddy Kallam	Daughter of Chairman

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (continued)

11.	Dr. Reddy's Foundation	Enterprise over which whole-time directors and their relatives have significant influence
12.	Indus Projects Private Limited	Enterprise over which relatives of whole-time directors have significant influence
13.	Green Park Hospitality Services Private Limited	Enterprise controlled by relative of a whole-time director
14.	AverQ (till July 30, 2024)	Enterprise over which Key Managerial Personnel have significant influence
15.	Iosynth Labs Private Limited	Enterprise over which whole-time directors have significant influence
16.	Araku Originals Private Limited	Enterprise over which whole-time directors have significant influence
17.	Zenfold Sustainable Technologies Private Limited (w.e.f July 27, 2024)	Enterprise over which relative of a whole-time directors have significant influence

** Ceases to be related party upon their demise on February 19, 2025*

c. In accordance with the provisions of Ind AS 24, Related Party Disclosures and the Companies Act, 2013, Company's Directors, members of the Company's Management Council and Company Secretary are considered as Key Managerial Personnel.

List of Key Managerial Personnel of the Company is as below:

1.	K Satish Reddy	Whole-time director (Chairman)
2.	G V Prasad	Whole-time director (Co-Chairman and Managing Director)
3.	Dr. K P Krishnan	Independent director
4.	Kalpana Morparia (till July 30, 2024)	Independent director
5.	Leo Puri	Independent director
6.	Penny Wan	Independent director
7.	Shikha Sharma	Independent director
8.	Arun Madhavan Kumar	Independent director
9.	Dr. Claudio Albrecht	Independent director
10.	Dr. Alpna Hansraj Seth	Independent director
11.	Sanjiv Sushil Mehta	Independent director
12.	Archana Bhaskar	Management council member
13.	Deepak Sapra	Management council member
14.	Erez Israeli	Chief Executive Officer and Management council member
15.	Marc Kikuchi (till May 24, 2024)	Management council member
16.	M V Ramana	Management council member
17.	Mannam Venkata Narasimham (w.e.f. August 01, 2024)	Chief Financial Officer and Management council member
18.	Parag Agarwal (till July 31, 2024)	Chief Financial Officer and Management council member
19.	Patrick Aghanian	Management council member
20.	Sanjay Sharma	Management council member
21.	Sushrut Kulkarni	Management council member
22.	Krishna Venkatesh	Management council member
23.	B Phanimitra	Management council member
24.	K Randhir Singh	Company secretary, Compliance officer and Head - CSR

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (continued)

d. Particulars of related party transactions

The following is a summary of significant related party transactions:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Revenues from:		
Subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories Inc.	88,783	76,246
Dr. Reddy's Laboratories LLC, Russia	17,690	14,850
Dr. Reddy's Laboratories SA	4,385	5,116
Dr. Reddy's Laboratories (UK) Limited	4,058	4,055
betapharm Arzneimittel GmbH, Germany	2,685	2,368
Dr Reddy's Laboratories LLP, Kazakhstan	2,312	2,261
Dr. Reddy's Laboratories (Proprietary) Limited, South Africa	1,383	1,392
Dr. Reddy's Laboratories, LLC Ukraine	1,883	1,300
Dr. Reddy's Farmaceutica Do Brasil Ltda.	1,874	1,957
Industrias Quimicas Falcon de Mexico, S.A. de CV	1,760	647
Dr. Reddy's Laboratories Canada, Inc.	1,256	1,068
Reddy Pharma SAS, France	337	688
Dr. Reddy's and Nestle Health Science Limited	127	-
Others	4,721	4,774
	133,254	**116,722**
Joint Ventures		
Reddy Kunshan	67	21
Other related parties		
Zenfold Sustainable Technologies Private Limited	8	-
Total	**133,329**	**116,743**
Interest income from subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories SA[(1)]	1,677	-
Dr. Reddy's Laboratories Inc.[(2)]	999	945
Aurigene Pharmaceutical Services Limited	9	44
Dr.Reddy's Bio Sciences	-	0*
Dr. Reddy's Formulations Limited	0*	0*
Dr. Reddy's and Nestle Health Science Limited	1	-
Total	**2,686**	**989**

**Rounded off to millions.*

(1) Represents Interest on Cumulative Non-Convertible Preference Shares

(2) Represents Interest on Non-Convertible debentures

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (continued)

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
License & Service income from subsidiaries including step down subsidiaries:		
Dr. Reddy's and Nestle Health Science Limited	8,113	-
Dr. Reddy's Laboratories SA	38	37
Aurigene Pharmaceutical Services Limited	154	-
Dr. Reddy's Laboratories Inc.	33	10
Total	**8,338**	**47**
Joint Ventures		
Reddy Kunshan	-	83
Dividend income from joint ventures:		
Reddy Kunshan	-	445
Royalty Income from subsidiaries including step down subsidiaries:		
Dr. Reddy's and Nestle Health Science Limited	82	-
Commission on guarantee to subsidiaries including step down subsidiaries:		
Aurigene Pharmaceutical Services Limited	38	29
Lease rentals received from		
Subsidiaries including step down subsidiaries:		
Aurigene Pharmaceutical Services Limited	78	69
Dr. Reddy's Formulations Limited	24	18
Idea2Enterprises (India) Private Limited, India	-	1
Joint ventures		
DRES Energy Private Limited	1	1
Total	**103**	**89**
Reimbursement of operating expenses by subsidiaries and step down subsidiaries:		
Aurigene Pharmaceutical Services Limited	67	40
Dr. Reddy's Laboratories Inc. (Refer to Note 2.25)	42	60
Svaas Wellness Limited, India	3	168
Dr. Reddy's and Nestle Health Science Limited	564	-
Aurigene Oncology Limited	10	8
Total	**686**	**276**
Purchases and services from Subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories LLC, Russia	3,515	3,584
Industrias Quimicas Falcon de Mexico, S.A. de CV	1,838	1,687
Dr. Reddy's and Nestle Health Science Limited	1,135	-
Dr. Reddy's Laboratories (EU) Limited	1,240	756
Dr. Reddy's Laboratories Inc.	684	616

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (continued)

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Dr. Reddy's (Beijing) Pharmaceutical Co. Limited	525	596
Dr. Reddy's Laboratories LLC, Ukraine	596	486
Dr Reddy's Laboratories LLP, Kazakhstan	493	452
Others	1,399	1,027
Total	**11,425**	**9,204**
Joint ventures		
DRES Energy Private Limited	138	123
Other related parties		
Dr. Reddy's Institute of Life Sciences	276	210
Indus Projects Private Limited	380	13
AverQ Inc	-	3
Iosynth Labs Private Limited	-	4
Araku Originals Private Limited	-	1
Zenfold Sustainable Technologies Private Limited	58	-
Total	**714**	**231**
Purchase / (Sale) or (Transfer) of assets and liabilities		
Subsidiaries including step down subsidiaries		
Aurigene Oncology Limited	(9)	-
Dr. Reddy's and Nestle Health Science Limited	(254)	-
Other related parties		
Dr Reddy's Institute of Life Sciences	(1)	-
Total	**(264)**	**-**
Contributions towards social development		
Dr. Reddy's Foundation	623	489
Others		
Catering services from Green Park Hospitality Services Private Limited	479	439
Facility management services from Green Park Hospitality Services Private Limited	46	46
Hotel expenses		
Green Park Hotels and Resorts Limited	46	56
Stamlo Industries Limited	8	10
Total	**54**	**66**
Lease rentals paid under cancellable leases to		
Subsidiaries		
Idea2Enterprises (India) Private Limited, India	14	14
Dr. Reddy's Bio-Sciences Limited	9	9

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (continued)

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
DRL Impex Limited	4	4
Cheminor Investments Limited	2	2
Total	**29**	**29**
Key Managerial Personnel		
K Satish Reddy	16	15
Relatives of Key Managerial Personnel	23	22
Total	**39**	**37**
Salaries to relatives of Key Managerial Personnel	21	15
Remuneration to Key Managerial Personnel		
Salaries and other benefits[(1)]	677	708
Contributions to defined benefit plans	37	37
Commission to directors	379	383
Share-based payments expense	179	182
Total	**1,272**	**1,310**

[(1)] *Some of the Key Managerial Personnel of the Company are also covered under the Company's Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company's Gratuity Plan have not been separately computed or included in the above disclosure.*

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Investment made/(disposed) in		
Subsidiaries		
Dr. Reddy's Laboratories SA, Switzerland*	52,995	-
Dr. Reddy's and Nestle Health Science Limited	7,344	-
Aurigene Oncology Limited	6,500	-
Industrias Quimicas Falcon de Mexico S.A. de C.V., Mexico	1,344	-
Svaas Wellness Limited, India	-	500
Dr. Reddy's Bio-sciences Limited, India	50	200
Dr. Reddy's Formulations Limited	60	90
Imperial Credit Private Limited, India	(31)	-
Total	**68,262**	**790**
**Pertains to investment in non- convertible preference shares of USD 100 each*		
Associate		
O2 Renewable Energy IX Private Limited	296	12
Loans/advances given to		
Aurigene Pharmaceutical Services Limited	-	600
Dr. Reddy's Formulations Limited	7	6
Dr. Reddy's and Nestle Health Science Limited	50	-
Total	**57**	**606**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (continued)

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Loans/advances repaid by		
Aurigene Pharmaceutical Services Limited	600	-
DRL Impex Limited, India	4	-
Dr. Reddy's Formulations Limited	6	-
Dr. Reddy's and Nestle Health Science Limited	50	-
Total	**660**	**-**

e. The Company has the following amounts due from/to related parties:

Particulars	As at March 31, 2025	As at March 31, 2024
Due from related parties		
Subsidiaries including step down subsidiaries (included in trade receivables- Refer note 2.6 B)		
Dr. Reddy's Laboratories Inc.	13,991	14,430
Dr. Reddy's Laboratories LLC, Russia	10,791	4,175
Dr. Reddy's Laboratories SA	3,188	832
Industrias Quimicas Falcon de Mexico, S.A. de CV	2,223	2,141
Dr. Reddy's Laboratories (UK) Limited	1,046	1,412
Dr.Reddy's Laboratories Kazakhstan	1,249	1,234
Dr.Reddys Farmaceutica Brasil, LTDA	1,315	1,320
Dr. Reddy's and Nestle Health Science Limited	190	-
Others	6,678	5,114
Total	**40,671**	**30,658**
Joint ventures (included in trade receivables- Refer note 2.6 B)		
DRES Energy Private Limited	1	-*
Kunshan Rotam Reddy Pharmaceutical Company Limited	41	49
Total	**42**	**49**
Subsidiaries including step down subsidiaries (included in other assets- Refer note 2.6 D)		
Svaas Wellness Limited, India	175	162
Aurigene Pharmaceutical Services Limited	42	143
Dr. Reddy's Laboratories Inc*.	33	59
Dr. Reddy's Formulations Limited	14	-
Dr.Reddy's Bio Sciences	-	20
Aurigene Oncology Limited	1	4
Total	**265**	**388**
**Includes ESOP receivable of ₹ 28 (March 31, 2024: ₹ 58)*		
Subsidiaries including step down subsidiaries (Included in loans- Refer note 2.6 C)		
DRL Impex Limited	7	11
Aurigene Pharmaceutical Services Limited	-	600
Dr. Reddy's Formulations Limited	7	6
Total	**14**	**617**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (continued)

Particulars	As at March 31, 2025	As at March 31, 2024
Others		
Rental deposit to Key Managerial Personnel and their relatives	8	8
Subsidiaries including step down subsidiaries (interest accrued but not due)		
Dr. Reddy's Laboratories SA	1,677	-
Dr. Reddy's Laboratories Inc.	249	237
Total	**1,926**	**237**
Due to related parties (included in trade payables and other current liabilities)		
Subsidiaries including step down subsidiaries and other consolidating entities:		
Dr. Reddy's Laboratories LLC, Russia	2,257	2,107
Dr. Reddy's Laboratories (EU) Limited	582	189
Industrias Quimicas Falcon de Mexico, S.A. de CV	503	317
Dr. Reddy's and Nestle Health Science Limited	142	-
Dr. Reddy's Laboratories Inc.	326	184
Dr. Reddy's (Beijing) Pharmaceutical Co. Limited	142	133
Dr. Reddy's Laboratories LLC, Ukraine.	158	141
Others	512	390
Total	**4,622**	**3,461**
Joint ventures		
DRES Energy Private Limited	3	14
Others		
Zenfold Sustainable Technologies Private Limited	22	-
Greenpark Hospitality Services Private Limited	17	4
Indus Projects Private Limited	20	4
Green Park Hotels & Resorts Limited	-*	1
Stamlo Hotels Limited	-*	1
Total	**59**	**10**
Outstanding Guarantee given on behalf of Aurigene Pharmaceutical Services Limited	**3,800**	**3,800**

**Rounded off to millions.*

Terms and conditions of related parties

The related party transactions entered during the year ended March 31, 2025 and March 31, 2024 are in the ordinary course of business and on terms as applicable to third party in an arm's length transaction. Settlement of outstanding balances as at March 31, 2025 and March 31, 2024 occurs in cash.

Note i: The Company had provided a letter of guarantee towards the credit facilities obtained by Aurigene Pharmaceuticals Services Limited (APSL), a subsidiary company for a maximum amount of ₹ 3,800. The Company charges a commission at fair value for such guarantee and as the Balance sheet date, does not believe that there are any counter party non-performance risks.

Note ii: Equity held in subsidiaries and joint venture has been disclosed under "Financial assets-Investments" (Note 2.6 A). Loans and advances to subsidiaries and joint venture have been disclosed under "Loans" (Note 2.6 C). Other receivables from subsidiaries and joint venture have been disclosed under "Other financial assets" (Note 2.6 D).

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans

Dr. Reddy's Employees Stock Option Plan -2002 (the "DRL 2002 Plan"):

The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees and directors (excluding promoter directors) of the parent company and its subsidiaries (collectively, "eligible employees").
The Nomination, Governance and Compensation Committee of the Board of the parent company (the "Committee") administers the DRL 2002 Plan and grants stock options to eligible employees. The Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years from the vesting date.

The DRL 2002 Plan, as amended at annual general meetings of shareholders held on July 28, 2004 and on July 27, 2005, provides for stock option grants in two categories:

Category A: 1,500,000 stock options out of the total of 11,477,390 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 9,977,390 stock options out of the total of 11,477,390 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e.,₹ 1 per option).

Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

After the stock split effected in the form of a stock dividend issued by the Company in August 2006 and October 2024, the DRL 2002 Plan provides for stock option grants in the above two categories as follows:

Particulars	Number of options reserved under category A	Number of options reserved under category B	Total
Options reserved under original Plan	1,500,000	9,977,390	11,477,390
Options exercised prior to stock dividend date (A)	470,305	738,965	1,209,270
Balance of shares that can be allotted on exercise of options (B)	1,029,695	9,238,425	10,268,120
Options arising from stock dividend (C)	1,029,695	9,238,425	10,268,120
Options reserved after stock dividend (A+B+C)	**2,529,695**	**19,215,815**	**21,745,510**

The term of the DRL 2002 plan was extended for a period of 10 years effective as of January 29, 2012 by the shareholders at the Company's Annual General Meeting held on July 20, 2012.

Stock option activity under the DRL 2002 Plan for the two categories of options during the years ended March 31, 2025 and March 31, 2024 is as follows:

Category A - Fair Market Value Options: There was no stock activity under this category during the years ended March 31, 2025 and March 31, 2024 and there were no stock options outstanding under this category as of March 31, 2025 and 31 March 2024.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans (continued)

Category B - Par Value Options: Stock options activity under this category during the years ended March 31, 2025 and March 31, 2024 was as set forth in the below table after giving effect to the stock split in October 2024.

Particulars	For the year ended March 31, 2025			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	501,045	1.00	1.00	55
Expired/forfeited during the year	(21,435)	1.00	1.00	-
Exercised during the year	(165,820)	1.00	1.00	-
Outstanding at the end of the year	**313,790**	**1.00**	**1.00**	**44**
Exercisable at the end of the year	**245,745**	**1.00**	**1.00**	**38**

Particulars	For the year ended March 31, 2024			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	761,680	1.00	1.00	65
Expired/forfeited during the year	(47,950)	1.00	1.00	-
Exercised during the year	(212,685)	1.00	1.00	-
Outstanding at the end of the year	**501,045**	**1.00**	**1.00**	**55**
Exercisable at the end of the year	**260,530**	**1.00**	**1.00**	**43**

The weighted average share price on the date of allotment of options during the years ended March 31, 2025 and 2024 was ₹ 1,242 and ₹ 1,047 per share, respectively.

Dr. Reddy's Employees ADR Stock Option Plan, 2007 (the "DRL 2007 Plan"):

The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all employees and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, "eligible employees"). The Committee administers the DRL 2007 Plan and grants stock options to eligible employees. The Committee determines which eligible employees will receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2007 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years from vesting date.

The DRL 2007 Plan provides for option grants in two categories:

Category A: 1,913,475 stock options out of the total of 7,653,895 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 5,740,420 stock options out of the total of 7,653,895 stock options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., ₹ 1 per option).

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans (continued)

Stock options activity under the DRL 2007 Plan for the above two categories of options during the years ended March 31, 2025 and March 31, 2024 was as follows after giving effect to the stock split in October 2024:

Category A -Fair Market Value Options

Particulars	For the year ended March 31, 2025			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	1,080,420	521.40 to 1,171.20	845.25	72
Granted during the year	272,310	1,270.00	1,270.00	96
Expired/forfeited during the year	(232,970)	562.80 to 1,270.00	828.05	-
Exercised during the year	(104,465)	521.40 to 1,060.20	763.78	-
Outstanding at the end of the year	**1,015,295**	**521.40 to 1,270.00**	**971.50**	**70**
Exercisable at the end of the year	**57,945**	**521.40 to 1,171.20**	**728.47**	**33**

Category A - Fair Market Value Options

Particulars	For the year ended March 31, 2024			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	1,780,905	396.40 to 1,060.20	621.64	54
Granted during the year	405,045	981.40 to 1,171.20	986.62	96
Expired/forfeited during the year	(47,980)	735.80 to 1,060.20	856.20	-
Exercised during the year	(1,057,550)	396.40 to 735.80	522.35	-
Outstanding at the end of the year	**1,080,420**	**521.40 to 1,171.20**	**845.25**	**72**
Exercisable at the end of the year	**123,615**	**521.40 to 1,060.20**	**709.07**	**37**

The weighted average grant date fair value of options granted during the years ended March 31, 2025 and 2024 was ₹ 455 and ₹ 362 per option, respectively. The weighted average share prices on the date of allotment of options during the years ended March 31, 2025 and 2024 was ₹ 1,383 and ₹ 1,134 per share, respectively.

Category B — Par Value Options

Particulars	For the year ended March 31, 2025			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	302,575	1.00	1.00	61
Expired/forfeited during the year	(83,885)	1.00	1.00	-
Exercised during the year	(93,750)	1.00	1.00	-
Outstanding at the end of the year	**124,940**	**1.00**	**1.00**	**43**
Exercisable at the end of the year	**71,130**	**1.00**	**1.00**	**29**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans (continued)

Category B — Par Value Options

Particulars	For the year ended March 31, 2024			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	504,480	1.00	1.00	68
Expired/forfeited during the year	(20,190)	1.00	1.00	-
Exercised during the year	181,715	1.00	1.00	-
Outstanding at the end of the year	**302,575**	**1.00**	**1.00**	**61**
Exercisable at the end of the year	**70,965**	**1.00**	**1.00**	**36**

The weighted average grant date fair value of options granted during the years ended March 31, 2025 and 2024 was ₹ 0 and ₹ 0, respectively. The weighted average share price on the date of allotment of options during the years ended March 31, 2025 and 2024 was ₹ 1,363 and ₹ 1,101 per share, respectively.

Dr. Reddy's Employees Stock Option Scheme, 2018 (the "DRL 2018 Plan"):

The Company instituted the DRL 2018 Plan for all eligible employees pursuant to the special resolution approved by the shareholders at the Annual General Meeting held on July 27, 2018. The DRL 2018 Plan covers all employees and directors (excluding independent and promoter directors) of the parent company and its subsidiaries (collectively, "eligible employees"). Upon the exercise of options granted under the DRL 2018 Plan, the applicable equity shares may be issued directly by the Company to the eligible employee or may be transferred from the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") to the eligible employee. The ESOS Trust may acquire such equity shares through primary issuances by the Company and/or by way of secondary market acquisitions funded through loans from the Company. The Nomination, Governance and Compensation Committee of the Board of the parent company (the "Compensation Committee") administers the DRL 2018 Plan and grants stock options to eligible employees, but may delegate functions and powers relating to the administration of the DRL 2018 Plan to the ESOS Trust. The Compensation Committee determines which eligible employees will receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2018 Plan vest in periods ranging between the end of one and five years, and generally have a maximum contractual term of five years from vesting date.

The DRL 2018 Plan provides for option grants having an exercise price equal to the fair market value of the underlying equity shares on the date of grant as follows after giving effect of stock split in October 2024:

Particulars	Number of securities to be acquired from secondary market	Number of securities to be issued by the Company	Total
Options reserved against equity shares	12,500,000	7,500,000	20,000,000
Options reserved against ADRs	-	5,000,000	5,000,000
Total	**12,500,000**	**12,500,000**	**25,000,000**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans (continued)

The outstanding shares purchased from secondary market as of March 31, 2025 and 2024, are 2,452,260 and 289,791 shares for an aggregate consideration of ₹ 2,264 and ₹ 991, respectively.

Stock option activity under the DRL 2018 Plan during the years ended March 31, 2025 and March 31, 2024 was as follows:

Fair Market Value Options

Particulars	For the year ended March 31, 2025			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	2,087,265	521.40 to 1,102.80	832.80	70
Granted during the year	706,670	1,270.00 to 1,274.00	1,270.00	96
Expired/forfeited during the year	(229,680)	521.40 to 1,270	956.89	-
Exercised during the year	(165,185)	521.40 to 1,060.20	692.69	-
Outstanding at the end of the year	**2,399,070**	**521.40 to 1,274.00**	**959.34**	**67**
Exercisable at the end of the year	**366,420**	**521.40 to 1,102.80**	**671.61**	**31**

Fair Market Value Options

Particulars	For the year ended March 31, 2024			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	1,834,385	521.40 to 1,060.20	714.98	69
Granted during the year	809,540	981.40 to 1,102.80	986.90	96
Expired/forfeited during the year	(149,895)	521.40 to 1,060.20	790.64	-
Exercised during the year	(406,765)	521.40 to 1,060.20	623.69	-
Outstanding at the end of the year	**2,087,265**	**521.40 to 1,102.80**	**832.80**	**70**
Exercisable at the end of the year	**386,110**	**521.40 to 1,060.20**	**633.72**	**36**

The weighted average grant date fair value of options granted during the years ended March 31, 2025 and 2024 was ₹ 454 and ₹ 362 per option, respectively. The weighted average share price on the date of allotment of options during the years ended March 31, 2025 and 2024 was ₹ 1,290 and ₹ 1,085 per share, respectively

Valuation of stock options:

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options granted under the DRL 2002 Plan, DRL 2007 Plan and the DRL 2018 Plan has been measured using the Black–Scholes-Merton model at the date of the grant.

The Black-Scholes-Merton model includes assumptions regarding dividend yields, expected volatility, expected terms and risk free interest rates. In respect of par value options granted, the expected term of an option (or "option life") is estimated based on the vesting term and contractual term, as well as the expected exercise behavior of the employees receiving the option. In respect of fair market value options granted, the option life is estimated based on the simplified method. Expected volatility of the option is based on historical volatility, during a period equivalent to the option life, of the observed market prices of the

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans (continued)

Company's publicly traded equity shares. Dividend yield of the options is based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant.

These assumptions reflect management's best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the Company's control.

As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Further, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.

The estimated fair value of stock options is recognized in the consolidated income statement on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

The weighted average inputs used in computing the fair value of options granted were as follows::

Particulars	Grants made on
	November 04, 2024
Expected volatility	23.89%
Exercise price	1,274.00
Option life	5 Years
Risk-free interest rate	6.79%
Expected dividends	0.63%
Grant date share price	1,268.30

Particulars	Grants made on		
	May 06, 2024	May 06, 2024	January 29, 2024
Expected volatility	24.65%	25.47%	25.15%
Exercise price	1,270.00	1,270.00	1,171.20
Option life	4.5 Years	5.5 Years	4.5 Years
Risk-free interest rate	7.18%	7.19%	7.07%
Expected dividends	0.64%	0.64%	0.68%
Grant date share price	1,258.69	1,258.69	1,168.74

Particulars	Grants made on	
	October 26, 2023	October 26, 2023
Expected volatility	26.12%	25.75%
Exercise price	1,102.80	1,102.80
Option life	5.0 Years	4.5 Years
Risk-free interest rate	7.39%	7.38%
Expected dividends	0.74%	0.74%
Grant date share price	1,084.39	1,084.39

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans (continued)

Particulars	Grants made on	
	May 09, 2023	May 09, 2023
Expected volatility	27.15%	26.95%
Exercise price	981.40	981.40
Option life	5.5 Years	5.0 Years
Risk-free interest rate	7.02%	7.01%
Expected dividends	0.81%	0.81%
Grant date share price	986.65	986.65

Share-based payment expense

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Equity settled share-based payment expense[(1)]	382	346
Equity settled share-based payment expense receivable from subsidiary (refer note 2.24)	42	60
Cash settled share-based payment expense[(2)]	193	153
	617	**559**

(1) *As of March 31, 2025 and March 31, 2024, there was ₹388 and ₹ 395 respectively, of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.70 years and 1.71 years, respectively.*

(2) *Certain of the Company's employees are eligible to receive share based payment awards that are settled in cash. These awards vest only upon satisfaction of certain service conditions which range from 1 to 4 years. A category of these awards are also linked to the overall performance of the company. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the share price of the Company at the time of vesting. As of March 31, 2025 and 2024, there was ₹ 171 and ₹ 212, respectively, of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 1.30 years and 1.72 years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.*

2.26 Employee benefits

Total employee benefit expenses, including share-based payments, incurred during the years ended March 31, 2025 and March 31, 2024 amounted to ₹ 32,875 and ₹ 30,857, respectively.

Gratuity benefits provided by the Company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the "Gratuity Plan") and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee's last drawn salary and the years of employment with the Company. Effective September 01, 1999, the Company established the Dr. Reddy's Laboratories Gratuity Fund (the "Gratuity Fund") to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Employee benefits (continued)

The components of gratuity cost recognised in the statement of profit and loss for the years ended March 31, 2025 and March 31, 2024 consist of the following:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Current service cost	432	389
Past service cost	-	-
Interest on net defined benefit liability	19	(7)
Gratuity cost recognised in statement of profit and loss	**451**	**382**

Details of the employee benefits obligations and plan assets are provided below:

Particulars	As at March 31, 2025	As at March 31, 2024
Present value of funded obligations	3,863	3,404
Fair value of plan assets	(3,339)	(3,064)
Net defined benefit liability / (asset) recognised	**524**	**340**

Details of changes in the present value of defined benefit obligations are as follows:

Particulars	As at March 31, 2025	As at March 31, 2024
Defined benefit obligations at the beginning of the year	3,404	3,077
Current service cost	432	389
Past service cost	-	
Interest on defined obligations	225	206
Re-measurements due to:		
Actuarial loss/(gain) due to change in financial assumptions	102	(154)
Actuarial loss/(gain) due to demographic assumptions	(35)	47
Actuarial loss/(gain) due to experience changes	72	97
Benefits paid	(330)	(249)
Liabilities transferred*	(7)	(9)
Defined benefit obligations at the end of the year	**3,863**	**3,404**

** Liabilities transferred: During the year ended March 31, 2025 and March 31, 2024 amount of ₹ 7 and ₹ 9 respectively represents transfer of liabilities on account of transfer for employees between the parent company and its subsidiaries.*

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Employee benefits (continued)

Details of changes in the fair value of plan assets are as follows:

Particulars	As at March 31, 2025	As at March 31, 2024
Fair value of plan assets at the beginning of the year	3,064	3,093
Employer contributions	362	-
Interest on plan assets	206	213
Re-measurements due to:		
Return on plan assets excluding interest on plan assets	37	16
Benefits paid	(330)	(249)
Assets transferred*	-	(9)
Plan assets at the end of the year	**3,339**	**3,064**

** Assets transferred: During the year ended March 31, 2025 and March 31, 2024 amount of ₹ Nil and ₹ 9 respectively represents transfer of liabilities on account of transfer for employees between the parent company and its subsidiaries.*

Sensitivity Analysis:

Particulars	As at March 31, 2025	As at March 31, 2024
Defined benefit obligation without effect of projected salary growth	2,618	2,225
Add: Effect of salary growth	1,245	1,179
Defined benefit obligation with projected salary growth	3,863	3,404
Defined benefit obligation, using discount rate minus 50 basis points	3,970	3,507
Defined benefit obligation, using discount rate plus 50 basis points	3,761	3,306
Defined benefit obligation, using salary growth rate plus 50 basis points	3,968	3,506
Defined benefit obligation, using salary growth rate minus 50 basis points	3,762	3,306

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Gratuity plan are as follows:

The assumptions used to determine benefit obligations:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Discount rate	6.65%	7.15%
Rate of compensation increase	8.10%	8.10%

Contributions: The Company expects to contribute ₹ 91 to the Gratuity Plan during the year ending March 31, 2026.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Employee benefits (continued)

Disaggregation of plan assets: The Gratuity Plan's weighted-average asset allocation at March 31, 2025 and March 31, 2024, by asset category, was as follows:

Particulars	As at March 31, 2025	As at March 31, 2024
Funds managed by insurers	100%	100%
Others	-	-

The expected future cash flows in respect of gratuity as at March 31, 2025 were as follows:

Particulars	Amount
Expected contributions	
During the year ended March 31, 2026 (estimated)	91
Expected future benefit payments	
March 31, 2027	674
March 31, 2028	586
March 31, 2029	552
March 31, 2030	521
March 31, 2031	439
Thereafter	3,148

The weighted average duration to the payment of these cash flows at the year ended March 31, 2025 is 5.40 years (March 31, 2024: 5.91 years)

Provident fund benefits

Certain categories of employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee's qualifying salary. The Company has no further obligations under the plan beyond its monthly contributions.
The Company contributed ₹ 1,327 and ₹ 1,212 to the provident fund plan during the years ended March 31, 2025 and March 31, 2024, respectively.

Superannuation benefits

Certain categories of employees of the Company participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. The Company makes monthly contributions based on a specified percentage of each covered employee's salary. The Company has no further obligations under the plan beyond its monthly contributions.
The Company contributed ₹ 151 and ₹ 134 to the superannuation plan during the years ended March 31, 2025 and March 31, 2024, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilised compensated absences and utilise them in future periods or receive cash in lieu thereof as per the Company's policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was ₹ 577 and ₹ 841 as at March 31, 2025 and March 31, 2024, respectively.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Income taxes

a. Income tax expense/ (benefit) recognized in the statement of profit and loss

Income tax expense recognized in the statement of profit and loss consists of the following:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Current taxes	17,905	13,618
Deferred taxes expense	960	875
Total income tax expense recognized in the statement of profit and loss	**18,865**	**14,493**

b. Income tax expense/(benefit) recognized directly in other comprehensive income

Income tax expense/(benefit) recognized directly in equity consist of the following:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Tax effect on effective portion of change in fair value of cash flow hedges	59	(114)
Tax effect on actuarial losses on defined benefit obligations	(26)	7
Total income tax benefit recognized in the other comprehensive income	**33**	**(107)**

c. Reconciliation of effective tax rate

The following is a reconciliation of the Company's effective tax rates for the years ended March 31, 2025 and March 31, 2024:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Profit before income taxes	**72,359**	**57,913**
Enacted tax rate in India	25.17%	25.17%
Computed expected tax expense	18,212	14,577
Effect of:		
Reversal of deferred tax asset on Indexation of land	464	-
Income exempt from income taxes	(422)	(112)
Income from sale of capital assets	(243)	(48)
Expenses not deductible for tax	928	603
Other items	(74)	(527)
Income tax expense	**18,865**	**14,493**
Effective tax rate	**26.07%**	**25.03%**

The Company's average effective tax rate for the years ended March 31, 2025 and March 31, 2024 were 26.07% and 25.03%, respectively.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Income taxes (continued)

The Company's effective tax rate for the year ended March 31, 2025, was higher as compared to the year ended March 31, 2024. This increase was primarily on account of:

1. reversal of previously recognized deferred tax asset on indexation of land, consequent to amendments made vide Finance Act (No.2) 2024 to the Income tax Act, 1961 for the period ended March 31, 2025 and
2. an increase in expenses not deductible for tax purposes for the period ended March 31, 2025 compared to period ended March 31, 2024

However, the impact of such increase in the effective tax rate was partially offset by following two factors:

1. an increase in income from the sale of capital assets for the years ended March 31, 2025, which was taxed at a lower rate than the corporate tax rate.
2. an increase in dividend income from subsidiaries for the years ended March 31, 2025, for which the company is eligible to claim deductions under Section 80M of the Income Tax Act.

d. Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that created these differences is given below:

Particulars	As at March 31, 2025	As at March 31, 2024
Deferred tax assets/(liabilities):		
Trade receivables	240	230
Current liabilities and provisions	430	508
Right of use asset	(256)	(189)
Other assets	5	5
Property, plant and equipment	(5,240)	(4,316)
Lease Liabilities	270	208
Investments	(603)	(607)
Net deferred tax assets/(Liabilities)	**(5,154)**	**(4,161)**

In assessing whether the deferred income tax assets will be realized, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of the deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategy in making this assessment.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Income taxes (continued)

e. Movement in deferred tax assets and liabilities during the years ended March 31, 2025 and March 31, 2024

Particulars	As at April 01, 2024	Recognized in the statement of profit and loss	Recognized in equity	As at March 31, 2025
Deferred tax assets/(liabilities)				
Trade receivables	230	10	-	240
Current liabilities and provisions	508	(45)	(33)	430
Right of use asset	(189)	(67)	-	(256)
Other assets	5	-	-	5
Property, plant and equipment	(4,316)	(924)	-	(5,240)
Lease Liabilities	208	62	-	270
Investments	(607)	4	-	(603)
Net deferred tax assets/(liabilities)	**(4,161)**	**(960)**	**(33)**	**(5,154)**

Particulars	As at April 01, 2023	Recognized in the statement of profit and loss	Recognized in equity	As at March 31, 2024
Deferred tax assets/(liabilities)				
Trade receivables	206	24	-	230
Current liabilities and provisions	490	(89)	107	508
Right of use asset	(114)	(75)	-	(189)
Other assets	(10)	15	-	5
Property, plant and equipment	(3,985)	(331)	-	(4,316)
Lease Liabilities	126	82	-	208
Investments	(105)	(502)	-	(607)
Net deferred tax assets/(liabilities)	**(3,392)**	**(875)**	**107**	**(4,161)**

f. Uncertain tax positions

The Company is contesting various disallowances by the Indian Income Tax authorities. The associated tax impact for disallowances being more likely than not to be accepted by Tax authorities is ₹ 2,340 and accordingly, no provision is made in these financial statements as of March 31, 2025.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Financial instruments

The carrying value and fair value of financial instruments as at March 31, 2025 and March 31, 2024 were as follows:

Particulars	As at March 31, 2025		As at March 31, 2024	
	Total carrying value	Total fair value/ amortised cost	Total carrying value	Total fair value/ amortised cost
Financial assets				
Cash and cash equivalents	3,197	3,197	2,014	2,014
Other bank balances	6,571	6,571	10,155	10,155
Investments*	131,935	131,935	73,206	73,206
Trade receivables	59,590	59,590	46,239	46,239
Loans	14	14	617	617
Derivative financial instruments	539	539	165	165
Other financial assets	9,472	9,472	22,997	22,997
Total	**211,318**	**211,318**	**155,393**	**155,393**
Financial liabilities				
Trade payables	19,931	19,931	20,448	20,448
Short-term borrowings	33,855	33,855	7,100	7,100
Lease Liabilities	1,074	1,074	829	829
Derivative financial instruments	1,273	1,273	290	290
Other financial liabilities	19,955	19,955	17,023	17,023
Total	**76,088**	**76,088**	**45,690**	**45,690**

Includes Interest accrued but not due on investments in Non- convertible preference shares and Non- convertible debentures.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2025:

	Level 1	Level 2	Level 3	Total
FVTPL - Financial asset - Investments in units of mutual funds	28,743	-	-	28,743
FVTPL - Financial asset – Investment in limited liability partnership firm[2]	-	-	397	397
FVTPL - Financial asset - Investment in equity securities	87	-	1	88
FVTPL - Financial asset - Investment in others	-	-	40	40
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and interest rate swap contracts[1]	-	(734)	-	(734)
FVTPL – Financial liability – Contingent consideration	-	-	(187)	(187)

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Financial instruments (continued)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2024:

	Level 1	Level 2	Level 3	Total
FVTPL - Financial asset - Investments in units of mutual funds	37,757	-	-	37,757
FVTPL - Financial asset – Investment in limited liability partnership firm[2]	-	-	297	297
FVTPL - Financial asset - Investment in equity securities	136	-	1	137
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option[1]	-	(125)	-	(125)
FVTPL – Financial liability – Contingent consideration	-	-	(187)	(187)

Further, financial guarantee as at March 31, 2024 and 2025 is measured at FVTPL under Level 3 hierarchy.

[1] *The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly foreign exchange forward option. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.*

As at March 31, 2025 and March 31, 2024, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognised at fair value.

[2] *Fair value of these instruments is determined based on independent valuation report, which considers net asset value method.*

Derivative financial instruments

The Company had a derivative financial asset and derivative financial liability of ₹ 539 and ₹ 1,273, respectively, as at March 31, 2025 as compared to financial derivative asset and financial derivative liability of ₹ 165 and ₹ 290, respectively, as at March 31, 2024 towards these derivative financial instruments.

Details of gain/(loss) recognised in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognised in respect of derivative contracts to hedge highly probable forecast transactions during the applicable year ended:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Net (loss)/ gain recognised as part of statement of profit and loss in respect of foreign exchange derivative contracts and cross currency interest rate swaps contracts	(10)	52
Net gain/(loss) recognised in equity in respect of hedges of highly probable forecast transactions, net of amounts reclassified from equity and recognised as component of revenue	234	(452)
Net (loss)/ gain reclassified from equity and recognised as component of revenue occurrence of forecasted transaction	(893)	806

The net carrying amount of the Company's "hedging reserve" as a component of equity before adjusting for tax impact was a gain of ₹ 143 as at March 31, 2025, as compared to a loss of ₹ 91 as at March 31, 2024.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Financial instruments (continued)

Outstanding foreign exchange derivative contracts

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as of March 31, 2025:

Category	Instrument	Currency[1]	Cross Currency[1]	Amounts in millions	Buy/Sell
Hedges of recognised assets and liabilities	Forward contract	CAD	INR	CAD 1	Sell
	Forward contract	US $	INR	US $ 842	Sell
	Forward contract	ZAR	INR	ZAR 216	Sell
	Forward contract	GBP	INR	GBP 10	Sell
	Forward contract	AUD	INR	AUD 8	Sell
	Forward contract	EUR	INR	EUR 12	Sell
	Forward contract	US $	BRL	US $ (10)	Buy
	Forward contract	US $	CLP	US $ (4)	Buy
	Forward contract	US $	COP	US $ (9)	Buy
	Forward contract	US $	KZT	US $ (8)	Buy
	Forward contract	RUB	US $	RUB 3700	Sell
	Currency swap	US $	INR	US $ 100	Sell
	Forward contract	US $	INR	US $ 30	Sell
Hedges of highly probable forecast transactions	Forward contract	RUB	US $	RUB 2500	Sell
	Forward contract	BRL	US $	BRL 106	Sell
	Options contract	US $	INR	US $ 771	Sell

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as of March 31, 2024:

Category	Instrument	Currency[1]	Cross Currency[1]	Amounts in millions	Buy/Sell
Hedges of recognised assets and liabilities	Forward contract	RUB	INR	RUB 1227	Sell
	Forward contract	US $	INR	US $ 445	Sell
	Forward contract	ZAR	INR	ZAR 133	Sell
	Forward contract	GBP	INR	GBP 17	Sell
	Forward contract	AUD	INR	AUD 7	Sell
	Forward contract	EUR	INR	EUR 5	Sell
	Forward contract	US $	BRL	US $ (6)	Buy
	Forward contract	US $	CLP	US $ (3)	Buy
	Forward contract	US $	COP	US $ (11)	Buy
	Forward contract	US $	RON	US $ (18)	Buy
	Options contract	US $	INR	US $ 20	Sell
	Options contract	RUB	US $	RUB 2000	Sell
	Forward contract	US $	INR	US $ 11	Sell
Hedges of highly probable forecast transactions	Forward contract	RUB	INR	RUB 1,500	Sell
	Options contract	US $	INR	US $ 903	Sell
	Options contract	RUB	US $	RUB 1,050	Sell

[1] *"INR" means Indian Rupees, "US$" means United States dollars, "RUB" means Russian roubles. "GBP" means U.K. Pounds Sterling, "AUD" means Australian dollars, "ZAR" means South African Rands, "EUR" means Euro, "COP" means Colombian Peso, "BRL" means Brazilian Real, "RON" means Romanian Leu, "CLP" means Chilean pesos, "CAD" means Canadian dollar and KZT" means Kazakhstani Tenge.*

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Financial instruments (continued)

The table below summarises the periods when the cash flows associated with highly probable forecast transactions that are classified as cash flow hedges are expected to occur:

Particulars	As at March 31, 2025	As at March 31, 2024
Cash flows in US$		
Not later than one month	6,535	7,256
Later than one month and not later than three months	13,069	14,512
Later than three months and not later than six months	18,616	19,267
Later than six months and not later than one year	30,258	34,279
	68,478	**75,315**
Cash flows in Russian Roubles		
Not later than one month	716	767
Later than one month and not later than three months	1,841	1,535
Later than three months and not later than six months	-	-
Later than six months and not later than one year	-	-
	2,557	**2,302**
Cash flows in Brazilian Reals		
Not later than one month	263	-
Later than one month and not later than three months	532	-
Later than three months and not later than six months	756	-
Later than six months and not later than one year	-	-
	1,585	**-**

2.29 Financial risk management

The Company's activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk. The Company's primary risk management focus is to minimise potential adverse effects of market risk on its financial performance. The Company's risk management assessment and policies and processes are established to identify and analyse the risks faced by the Company, to set appropriate risk limits and controls, and to monitor such risks and compliance with the same. Risk assessment and management policies and processes are reviewed regularly to reflect changes in market conditions and the Company's activities. The Board of Directors and the Audit Committee is responsible for overseeing the Company's risk assessment and management policies and processes.

a. Market risk

Market risk is the risk of loss of future earnings, fair values or future cash flows that may result from adverse changes in market rates and prices (such as interest rates, foreign currency exchange rates and commodity prices) or in the price of market risk-sensitive instruments as a result of such adverse changes in market rates and prices. Market risk is attributable to all market risk-sensitive financial instruments, all foreign currency receivables and payables and all short-term and long-term debt. The Company is exposed to market risk primarily related to foreign exchange rate risk, interest rate risk and the market value of its investments. Thus, the Company's exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Financial risk management (continued)

Foreign exchange risk

The Company's foreign exchange risk arises from its foreign operations, foreign currency revenues and expenses, (primarily in United States dollars, Russian roubles, U.K pounds sterling and Euros) and foreign currency borrowings. A significant portion of the Company's revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company's revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of its highly probable forecast transactions and recognised assets and liabilities.

The details in respect of the outstanding foreign exchange forward and option contracts are given in note 2.28 above.

In respect of the Company's forward and option contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in:

- ₹ 6,053/(6,184) increase/(decrease) in the Company's hedging reserve before tax and a ₹ 7,140/(7,140) increase/(decrease) in the Company's profit from such contracts, as at March 31, 2025;
- ₹ 7,041/(7,269) increase/(decrease) in the Company's hedging reserve before tax and a ₹ 3,769/(3,881) increase/(decrease) in the Company's profit from such contracts , as at March 31, 2024;

The following table analyses foreign currency risk from non-derivative financial instruments as at March 31, 2025:

(All figures in equivalent Indian Rupees millions)

Particulars	US$	Euro	Russian roubles	Others [1]	Total
Assets:					
Cash and cash equivalents	144	11	141	33	329
Trade receivables	34,821	2,089	13,655	2,402	52,967
Investments	67,868	-	-	-	67,868
Other financial assets	263	16	3	9	291
Total	**103,096**	**2,116**	**13,799**	**2,444**	**121,455**
Liabilities:					
Trade payables	5,808	743	528	665	7,744
Short-term borrowings	10,855	-	-	-	10,855
Other financial liabilities	2,185	452	2,382	868	5,887
Total	**18,848**	**1,195**	**2,910**	**1,533**	**24,486**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Financial risk management (continued)

The following table analyses foreign currency risk from non-derivative financial instruments as at March 31, 2024:

(All figures in equivalent Indian Rupees millions)

Particulars	US$	Euro	Russian roubles	Others [1]	Total
Assets:					
Cash and cash equivalents	95	2	49	41	187
Trade receivables	31,978	1,625	5,320	3,053	41,976
Investments	12,646	-	-	-	12,646
Other financial assets	319	19	3	128	469
Total	**45,038**	**1,646**	**5,372**	**3,222**	**55,278**
Liabilities:					
Trade payables	5,875	1,328	466	242	7,911
Other financial liabilities	3,066	275	2,152	745	6,238
Total	**8,941**	**1,603**	**2,618**	**987**	**14,149**

[1] *Others include currencies such as Mexican pesos, U.K pounds sterling, Swiss francs, New Zealand Dollar, Singapore dollar, Australian dollars, Brazilian Real, South African Rands, Japanese Yen, Canadian dollar, Swedish krona, People's Republic of China, Ukrainian Hryvnia, Thai Baht, Kazakhstani Tenge, United Arab Emirates Dirham, Danish Krone, Colombian Peso, Malaysian Ringgit, Philippine peso, New Taiwan dollar, Uzbekistani Som and Venezuelan Bolivares.*

For the years ended March 31, 2025 and March 31, 2024, every 10% depreciation/appreciation in the exchange rate between the Indian rupee and the respective currencies for the above mentioned financial assets/liabilities would affect the Company's net profit by ₹ 9,697 and ₹ 4,113, respectively.

Interest rate risk

As at March 31, 2025, the Company had loans with floating interest rates as follows: ₹ 8,000 of loans carrying a floating interest rate of 3 Months India Treasury Bill plus 35 bps; ₹ 5,000 of loans carrying a floating interest rate of 3 Months India Treasury Bill plus 46 bps; ₹ 4,000 of loans carrying a floating interest rate of 3 Months India Treasury Bill plus 45 bps; ₹ 2,000 of loans carrying a floating interest rate of 3 Months India Treasury Bill plus 60 bps; ₹ 3,000 of loans carrying a floating interest rate of 1 Months India Treasury Bill plus 35 bps; ₹ 7,350 of loans carrying a floating interest rate of 6 Months SOFR plus10 bps; ₹1,966 of loans carrying a floating interest rate of 6 Months SOFR plus 65 bps; ₹1,539 of loans carrying a floating interest rate of 6 Months SOFR plus 47 bps.

As at March 31, 2024, the Company had loans with floating interest rates as follows: ₹ 2,500 of loans carrying a floating interest rate of 3 Months India Treasury Bill plus 5 bps; ₹ 4,600 of loans carrying a floating interest rate of 3 Months India Treasury Bill plus 10 bps

For details of the Company's short-term and long-term loans and borrowings, including interest rate profiles, refer note 2.10A of these financial statements.

For the years ended March 31, 2025 and March 31, 2024, every 10% increase or decrease in the floating interest rate component (i.e., Treasury bill) applicable to its loans and borrowings would affect the Company's net profit by ₹ 190 and ₹ 49, respectively.

The Company's investments in term deposits (i.e, certificates of deposit) with banks and short-term liquid mutual funds are for short and long durations, and therefore do not expose the Company to significant interest rates risk.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Financial risk management (continued)

Commodity rate risk

Exposure to market risk with respect to commodity prices primarily arises from the Company's purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Company's raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Company's active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company's operating expenses. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. As of March 31, 2025, the Company had not entered into any material derivative contracts to hedge exposure to fluctuations in commodity prices.

b. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from customers and investment securities. The Company establishes an allowance for doubtful debts and impairment that represents its estimate of expected losses in respect of trade and other receivables and investments. For details of financial guarantee, refer note 2.24.

Trade and other receivables

The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the customer, including the default risk of the industry and country in which the customer operates, also has an influence on credit risk assessment. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business.

Investments

The Company limits its exposure to credit risk by generally investing in liquid securities and only with counterparties that have a good credit rating. The Company does not expect any losses from non-performance by these counter-parties, and does not have any significant concentration of exposures to specific industry sectors or specific country risks.

Details of financial assets – not due, past due and impaired

None of the Company's cash equivalents, including term deposits (i.e., certificates of deposit) with banks, were past due or impaired as at March 31, 2025. The Company's credit period for trade receivables payable by its customers generally ranges from 20 - 180 days.

The ageing of trade receivables is given below:

Particulars	As at March 31, 2025	As at March 31, 2024
Neither past due nor impaired	40,201	35,893
Past due		
Less than 365 days	18,762	9,993
More than 365 days	703	412
Past due-Impaired		
Less than 365 days	36	32
More than 365 days	473	457
	60,175	**46,787**
Less: Allowance for credit losses	(585)	(548)
Total	**59,590**	**46,239**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Financial risk management (continued)

Refer note 2.6 B of these financial statements for the activity in the allowance for credit losses.

Loans and advances

Loans and advances are predominantly given to subsidiaries for the purpose of working capital and other business requirements.

Refer note 2.6 C of these financial statements for the activity in the allowance for doubtful advances.

Other than trade receivables and loans and advances, the Company has no significant class of financial assets that is past due but not impaired.

c. Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by ensuring, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company's reputation.

As at March 31, 2025 and March 31, 2024, the Company had uncommitted lines of credit from banks of ₹ 32,195 and ₹ 49,400 respectively.

As at March 31, 2025, the Company had working capital of ₹ 78,512, including cash and cash equivalents of ₹ 3,197, investments in term deposits with banks (i.e., deposits having original maturities more than 3 months but less than 12 months) of ₹ 6,571, investments in bonds of ₹ 1,001, investment in commercial paper of ₹ Nil and investments in mutual funds of ₹ 28,743.

As at March 31, 2024, the Company had working capital of ₹ 122,778, including cash and cash equivalents of ₹ 2,014, investments in term deposits with banks (i.e., deposits having original maturities more than 3 months but less than 12 months) of ₹ 30,298, investments in bonds of ₹ 974, investment in commercial paper of ₹ 2,312, and investments in mutual funds of ₹ 37,757.

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term borrowings and obligations under leases, which have been disclosed in note 2.10 B to these financial statements) as at March 31, 2025:

Particulars	On demand	2026	2027	2028	2029	Thereafter	Total
Trade payables		19,931	-	-	-	-	**19,931**
Short-term borrowings		33,855	-	-	-	-	**33,855**
Other financial liabilities		19,955	-	-	-	-	**19,955**
Derivative financial instruments – liabilities		1,273	-	-	-	-	**1,273**
Financial guarantee (Refer note 2.24)	3,800						**3,800**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Financial risk management (continued)

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term loans, borrowings and obligations under finance leases, which have been disclosed in note 2.10 B to these financial statements) as at March 31, 2024:

Particulars	On demand	2025	2025	2026	2027	Thereafter	Total
Trade payables		20,448	-	-	-	-	**20,448**
Short-term borrowings	4,600	2,500	-	-	-	-	**7,100**
Other financial liabilities		17,023	-	-	-	-	**17,023**
Derivative financial instruments – liabilities		290	-	-	-	-	**290**
Financial guarantee (Refer note 2.24)	3,800						**3,800**

2.30 Contingent liabilities and commitments

A. Contingent liabilities (claims against the Company not acknowledged as debts)

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, "Legal Proceedings"), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is often difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company, based on internal and external legal advice, assesses the need to make a provision or discloses information with respect to the nature and facts of the case.

The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, results of operations or cash flows, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations or cash flows in a given period.

(i) Product and patent related matters

Matters relating to National Pharmaceutical Pricing Authority

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product, and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs (Prices Control) Order (the "DPCO"), the National Pharmaceutical Pricing Authority (the "NPPA") established by the Government of India had the authority to designate a pharmaceutical product as a "specified product" and fix the maximum selling price for such product. In 1995, the NPPA issued a notification and designated Norfloxacin as a "specified product" and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the NPPA for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the "High Court") challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favour of the Company; however, it subsequently dismissed the case in April 2004.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the "Supreme Court") by filing a Special Leave Petition.

During the year ended March 31, 2006, the Company received a notice from the NPPA demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the NPPA, which was ₹ 285 including interest.

The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the NPPA, which was ₹ 77. The Company deposited this amount with the NPPA in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of ₹ 30, which was deposited by the Company in March 2008.
In November 2010, the High Court allowed the Company's application to include additional legal grounds that the Company believed strengthened its defence against the demand. For example, the Company added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it was necessary for the NPPA to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. In October 2013, the Company filed an additional writ petition before the Supreme Court challenging the inclusion of Norfloxacin as a "specified product" under the DPCO. In January 2015, the NPPA filed a counter affidavit stating that the inclusion of Norfloxacin was based upon the recommendation of a committee consisting of experts in the field. On July 20, 2016, the Supreme Court remanded the matters concerning the inclusion of Norfloxacin as a "specified product" under the DPCO back to the High Court for further proceedings. During the three months ended September 30, 2016, the Supreme Court dismissed the Special Leave Petition pertaining to the fixing of prices for Norfloxacin formulations.

During the three months ended December 31, 2016, a writ petition pertaining to Norfloxacin was filed by the Company with the Delhi High Court. In addition, the Company has filed writ petitions challenging the inclusion and designation of Theophylline/Doxofylline, Cloxacillin and Ciprofloxacin as "specified products" under the DPCO and the related demand notices issued thereunder. These matters were consolidated with the Norfloxacin matter and have been adjourned to July 29, 2025 for hearing.

Based on its best estimate, the Company has recorded a provision for potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

Litigation relating to Cardiovascular and Anti-diabetic formulations

In July 2014, the NPPA, pursuant to the guidelines issued in May 2014 and the powers granted by the Government of India under the Drugs (Price Control) Order, 2013, issued certain notifications regulating the prices for 108 formulations in the cardiovascular and antidiabetic therapeutic areas. The Indian Pharmaceutical Alliance ("IPA"), in which the Company is a member, filed a writ petition in the Bombay High Court challenging the notifications issued by the NPPA on the grounds that they were ultra vires, ex facie and ab initio void. The Bombay High Court issued an order to stay the writ in July 2014. On September 26, 2016, the Bombay High Court dismissed the writ petition filed by the IPA and upheld the validity of the notifications/orders passed by the NPPA in July 2014. Further, on October 25, 2016, the IPA filed a Special Leave Petition with the Supreme Court, which was dismissed by the Supreme Court

During the three months ended December 31, 2016, the NPPA issued show-cause notices relating to allegations that the Company exceeded the notified maximum prices for 11 of its products. The Company has responded to these notices.

On March 20, 2017, the IPA filed an application before the Bombay High Court for the recall of the judgment of the Bombay High Court dated September 26, 2016. This recall application filed by the IPA was dismissed by the Bombay High Court

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

on October 04, 2017. Further, on December 13, 2017, the IPA filed a Special Leave Petition with the Supreme Court for the recall of the judgment of the Bombay High Court dated October 04, 2017, which was dismissed by Supreme Court on January 10, 2018.

During the three months ended March 31, 2017, the NPPA issued notices to the Company demanding payments relating to the foregoing products for the allegedly overcharged amounts, along with interest. On July 13, 2017, in response to a writ petition which the Company had filed, the Delhi High Court set aside all the demand notices of the NPPA and directed the NPPA to provide a personal hearing to the Company and pass a speaking order. A personal hearing in this regard was held on July 21, 2017. On July 27, 2017, the NPPA passed a speaking order along with the demand notice directing the Company to pay an amount of ₹ 776. On August 03, 2017, the Company filed a writ petition challenging the speaking order and the demand notice. Upon hearing the matter on August 08, 2017, the Delhi High Court stayed the operation of the demand order and directed the Company to deposit ₹ 100 and furnish a bank guarantee for ₹ 676. Pursuant to the order, the Company deposited ₹ 100 on September 13, 2017 and submitted a bank guarantee of ₹ 676 dated September 15, 2017 to the Registrar General, Delhi High Court. On November 22, 2017, the Delhi High Court directed the Union of India to file a final counter affidavit within six weeks, subsequent to which the Company could file a rejoinder. On May 10, 2018, the counter affidavit was filed by the Union of India. The Company subsequently filed a rejoinder and both were taken on record by the Delhi High Court. The matter has been adjourned to July 08, 2025 for hearing.

Based on its best estimate, the Company has recorded a cumulative provision of ₹ 479 (₹ 437 up to March 31, 2024) under "Other expenses" as a potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

However, if the Company is unsuccessful in such litigation, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and could potentially include penalties, which amounts are not readily ascertainable.

(ii) Civil litigation with Mezzion

On January 13, 2017, Mezzion Pharma Co. Ltd. and Mezzion International LLC (collectively, "Mezzion") filed a complaint in the New Jersey Superior Court against the Company and its wholly owned subsidiary in the United States. The complaint pertains to the production and supply of the active pharmaceutical ingredient ("API") for udenafil (a patented compound) and an udenafil finished dosage product during a period from calendar years 2007 to 2015. Mezzion alleges that the Company failed to comply with the U.S. FDA's current Good Manufacturing Practices ("cGMP") at the time of manufacture of the API and finished dosage forms of udenafil and, consequently, that this resulted in a delay in the filing of a NDA for the product by Mezzion. The Company filed a motion to dismiss Mezzion's complaint on the technical grounds that the Court lacks jurisdiction over the Company. In January 2018, the Court denied the Company's motion to dismiss the complaint on the jurisdictional matter. The Company's interlocutory appeal of said denial was also denied. The case is continuing in pretrial discovery.

The Company denies any wrongdoing or liability in this regard, and intends to vigorously defend against the claims asserted in Mezzion's complaint. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in these financial statements.

(iii) Internal Investigation

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

Department of Justice ("DOJ"), Securities and Exchange Commission ("SEC") and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company's Board of Directors. On July 06, 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company has continued to engage with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

(iv) Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollaram areas of Medak district of the then existing undivided state of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollaram and Jeedimetla areas for discharging effluents which damaged the farmers' agricultural land. The compensation was fixed at ₹ 0.0013 per acre for dry land and ₹ 0.0017 per acre for wet land. Accordingly, the Company has paid a total compensation of ₹ 3. The Andhra Pradesh High Court disposed of the writ petition on February 12, 2013 and transferred the case to the National Green Tribunal ("NGT"), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT. The NGT has, through its order dated October 30, 2015, constituted a Fact Finding Committee.

The NGT has also permitted the alleged polluting industries to appoint a person on their behalf in the Fact Finding Committee. However, the Company, along with the alleged polluting industries, has challenged the constitution and composition of the Fact Finding Committee. The NGT has directed that until all the applications challenging the constitution and composition of the Fact Finding Committee are disposed of, the Fact Finding Committee shall not commence its operation.

The NGT, Chennai in a judgment dated October 24, 2017, disposed of the matter. The Bulk Drug Manufacturers Association of India ("BDMAI"), in which the Company is a member, subsequently filed a review petition against the judgment on various aspects.

The NGT, Delhi, in a judgment dated November 16, 2017 in another case in which the Company is not a party, stated that the moratorium imposed in the Patancheru and Bollaram areas shall continue until the Ministry of Environment, Forest and Climate Change passes an order keeping in view the needs of the environment and public health. The Company filed an appeal challenging this judgment.

The High Court of Hyderabad heard the Company's appeal challenging this judgment in July 2018 and directed the respondents to file their response within a period of four weeks. During the three months ended September 30, 2018, the respondents filed counter affidavits and the matter has now been adjourned for final hearing.

The appeal came up for hearing before the High Court of Hyderabad on October 25, 2018 and has been adjourned for further hearing. The Hon'ble High Court has closed the matter in June 2022, by granting liberty for the Company to take proper recourse for remedies available under the NGT Act, 2010 before the Hon'ble Supreme Court of India.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

On April 24, 2019, based upon the judgment of the NGT, Chennai dated October 24, 2017, the Government of Telangana has issued GO.Ms. No. 24 of 2019 that allows for expansion of production of all kinds of existing industrial units located within the stretch of Patancheru – Bollaram upon depositing an amount equivalent to 1% of the annual turnover of the respective unit for the concluded fiscal year, i.e., March 31, 2019. Accordingly, the Company made a provision of ₹ 29.4, representing the probable cost of expansion, during the year ended March 31, 2019.

During the three months ended September 2019, the Telangana State Pollution Control Board ("TSPCB") issued Operational Guidelines basis the NGT, Chennai Order dated October 24, 2017, G.O.Ms. No. 24 dated April 24, 2019 and G.O.Ms. No. 31 dated May 24, 2019 and sought to recover retrospectively an amount of 0.5% of the annual turnover from the fiscal years 2016-2017 to 2018-2019 for all the industrial units situated in Patancheru and Bollaram for the purposes of restoration of such affected area. The Company has four industrial units situated in Patancheru and Bollaram. The Consent For Operation ("CFO") for change of product mix application filed by one of the industrial unit of the Company has been recommended for issuance of CFO with change of product mix only upon payment of 0.5% of the annual turnover from the fiscal years 2016-2017 to 2018-2019 to the TSPCB. The Company intends to vigorously defend itself against the Operational Guidelines

In November 2019, demand notices were issued by the TSPCB for collection of Corpus Fund of 0.5% as remediation fee on the previous year turnover as per Operational Guidelines dated August 03, 2019 issued by TSPCB under the guise of G.O.Ms No. 24 dated April 24, 2019 and G.O.Ms No. 31 dated May 24, 2019 and basis the judgment of NGT, Chennai dated October 24, 2017 for the fiscal years 2015-2016 to 2018-2019 received by CTO-1, CTO-2, CTO-3 and CTO-5 of the Company.

On November 22, 2019, The Hon'ble High Court of Judicature at Hyderabad issued an Interim Order which stayed the demand on the condition that the Company deposit ₹ 60 as the remediation fee for the fiscal year 2018-2019 payable in the fiscal year 2019-2020. The deposit of ₹ 60 was made and the Interim Order is continuing. Consequently the Hon'ble High Court has disposed of the matter with a liberty to the Company to approach the NGT, if necessary. The Company believes that any additional liability that might arise in this regard is not probable.

Accordingly, no provision relating to these claims has been made in the financial statements.

(v) Fuel Surcharge Adjustments

The Andhra Pradesh Electricity Regulatory Commission (the "APERC") passed various orders approving the levy of Fuel Surcharge Adjustment ("FSA") charges for the period from April 01, 2008 to March 31, 2013 by power distribution companies from all the consumers of electricity in the then existing undivided state of Andhra Pradesh, India where the Company's headquarters and principal manufacturing facilities are located. Separate writ petitions filed by the Company for various periods, challenging and questioning the validity and legality of this levy of FSA charges by the APERC, are pending before the High Court of Andhra Pradesh and the Supreme Court of India.

The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from April 01, 2008 to March 31, 2013 is ₹ 482. After taking into account all of the available information and legal provisions, the Company has recorded ₹ 219 as the potential liability towards FSA charges.

However, the Company has paid, under protest, an amount of ₹ 354 as demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

During the three months ended June 30, 2016, the Supreme Court of India dismissed the Special Leave Petition filed by the Company in this regard for the period from April 01, 2012 to March 31, 2013. As a result, for the quarter ended June 30, 2016, the Company recognized an expenditure of ₹ 55 (by de-recognizing the payments under protest) representing the FSA charges for the period from April 01, 2012 to March 31, 2013.

(vi) Indirect taxes related matters

Value Added Tax ("VAT") matter

The Company has received various demand notices from the Government of Telangana's Commercial Taxes Department objecting to the Company's methodology of calculation of VAT input credit. The below table shows the details of each of such demand notice, the amount demanded and the current status of the Company's responsive actions.

Period covered under the notice	Amount demanded	Status
April 2006 to March 2009	₹ 66 plus 10% penalty	The State VAT Appellate Tribunal has remanded the matter to the assessing authority to re-compute the eligibility and penalty orders are set-aside. The Company filed appeal against the same with the High Court, Telangana
April 2009 to March 2011	₹ 55 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal. The matter was remanded to the original adjudicating authority with a direction to re-calculate the eligibility for the year ended March 31, 2010
April 2011 to March 2014	₹ 27 plus 10% penalty	The Appellate Deputy Commissioner issued an order partially in favour of the Company

The Company has recorded a provision of ₹ 51 as of March 31, 2025, and believes that the likelihood of any further liability that may arise on account of the ongoing litigation is not probable.

Notices from Commissioner of Goods and Services Tax, India

In January 2020, the Commissioner of Goods and Services Tax, India issued notices alleging that the Company has improperly availed input tax credit of ₹ 307. The Company then received an order from the Additional Commissioner of Goods and Services Tax in favor of the Company's right to claim such input tax credit. Subsequently the tax authorities filed an appeal against the favorable order before the Commissioner of Goods and Services Tax (Appeals). The Commissioner of Goods and Service Tax (Appeals) passed an order rejecting the Company's right to claim such input tax credit availment. The Company has filed an Appeal against such order before Hon'ble High Court of Telangana.

The Company believes that it has correctly distributed and availed the input tax credit within the provisions of the applicable Act and hence no additional liability will accrue in this regard.

With reference to availment of input tax credit relating to education cess, the Company has received order with tax demand of ₹ 31 from the Goods and Service Tax ("GST") authorities of various states pursuant to which it has recorded a provision of ₹ 31 as of March 31, 2025

"In February 2022, the Company paid under protest an amount of ₹ 123 towards a GST reverse charge. In January 2025, the Additional Commissioner of GST passed an order confirming the demand as per the show cause notice dated July 05, 2024. The Company believes that the demand in such order is not enforceable and will not have any significant impact on the Company. The Company is in process of filing an appeal against such order."

Other indirect tax related matters

Additionally, the Company is in receipt of various demand notices from the Indian Sales and Service Tax authorities. The disputed amount is ₹ 482. The Company has responded to such demand notices and believes that the chances of any

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

liability arising from such notices are less than probable. Accordingly, no provision is made in these consolidated financial statements as of March 31, 2025.

(vii) Others

Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its financial statements.

B. Commitments:

Particulars	As at March 31, 2025	As at March 31, 2024
Estimated amounts of contracts remaining to be executed on capital account and not provided for (net of advances)	12,176	15,656

2.31 Dividend remittance in foreign currency

The Company does not make any direct remittances of dividends in foreign currencies to American Depository Receipts (ADRs) holders. The Company remits the equivalent of the dividends payable to the ADR holders in Indian Rupees to the custodian, which is the registered shareholder on record for all owners of the Company's ADRs. The custodian purchases the foreign currencies and remits it to the depository bank which inturn remits the dividends to the ADR holders.

2.32 Segment reporting

In accordance with Ind AS 108, Operating Segments, segment information has been given in the consolidated financial statements of Dr. Reddy's Laboratories Limited and therefore no separate disclosure on segment information is given in these financial statements.

2.33 Capital management

For the purposes of the Company's capital management, capital includes issued capital and all other equity reserves.
The primary objective of the Company's capital management is to maximise shareholder value. The Company manages it's capital structure and makes adjustments in the light of changes in economic environment and the requirements of the financial covenants. The Company monitors capital using gearing ratio, which is total debt divided by total capital plus debt. The capital gearing ratio as on March 31, 2025 and March 31, 2024 was 11% and 3%, respectively.

2.34 Geopolitical Conflicts

The Company considered the uncertainties relating to the conflict between India and Pakistan, in the middle east, and military conflict between Russia and Ukraine in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. The outcome of the conflict is difficult to predict, and it could have an adverse impact on the macroeconomic environment. Management has considered all potential impacts of the conflict including adherence to global sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial statements.

The Company based on its judgments, estimates and assumptions expects to fully recover the carrying amount of receivables, inventory, goodwill, intangible assets, investments and other assets. Accordingly, during the year ended March 31, 2025, the impact of this conflict on the Company's operations and financial condition was not material. The Company will continue to closely monitor any material changes to future economic conditions.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.35 The Code on Social Security, 2020

The Code on Social Security, 2020 ('Code') relating to employee benefits during employment and post employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. Certain sections of the code came into effect on May 03, 2023. However, the final rules/interpretation have not yet been issued. The Company will complete their evaluation once the subject rules are notified and will give appropriate impact in the financial statements in the period in which, the Code becomes effective.

2.36 Regulatory Inspection of facilities

Tabulated below are the details of the U.S. FDA inspections carried out at various facilities of the Company which were carried out remained open during the year ended March 31, 2025:

Located in India

Month and year	Unit	Status
October 2023	Biologics, Hyderabad, India	Nine observations were noted in the U.S. FDA inspection. The Company responded to the observations and is awaiting the Establishment Inspection Report ("EIR").
May 2024	Formulations manufacturing facilities {Vizag SEZ plant 1 (FTO VII) and Vizag SEZ plant 2 (FTO IX)} at Duvvada, Visakhapatnam, India	Two observations were noted in the U.S. FDA inspection. The Company responded to the observations by June 07, 2024. On August 11, 2024, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection of the facility was classified as Voluntary Action Indicated ("VAI").
June 2024	API Srikakulam plant (Unit 6), Andhra Pradesh, India	Four observations were noted in the U.S. FDA inspection. The Company responded to the observations on June 30, 2024. On September 06, 2024, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection of the facility was determined as VAI.
August 2024	Formulations Srikakulam (SEZ) plant 1, Andhra Pradesh, India	There was a Pre-Approval Inspection of the site by the U.S. FDA and three observations were noted in the inspection.
September 2024	Integrated Product Development Organization (IPDO), Bachupally, Hyderabad, India	No observations were noted in the U.S.FDA inspection. The Company is awaiting the EIR.
November 2024	API Bollaram (CTO Unit-II) plant, Telangana, Hyderabad, India	Seven observations were noted in the U.S. FDA inspection. The Company responded to the observations, and an EIR was issued by the U.S. FDA on February 24, 2025 indicating the closure of audit and the inspection of the facility was classified as VAI.

2.37 Merger of Dr. Reddy's Holdings Limited into Dr. Reddy's Laboratories Limited

The Board of Directors, at its meeting held on July 29, 2019, had approved the amalgamation of Dr. Reddy's Holdings Limited ("DRHL"), an entity held by the Promoter Group, which holds 24.83% of Dr. Reddy's Laboratories Limited (the "Company") into the Company (the "Scheme"). This Scheme is subject to the approval of shareholders, stock exchanges, the National Company Law Tribunal ("NCLT") and other relevant regulators as per the provisions of Section 230 to 232 and any other applicable provisions of the Companies Act, 2013.

The Scheme was intended to simplify the shareholding structure and reduction of shareholding tiers. The Promoter Group cumulatively was to continue to hold the same number of shares in the Company, pre and post the amalgamation. All costs, charges and expenses relating to the Scheme will be borne out of the surplus assets of DRHL. Further, any expense, if exceeding the surplus assets of DRHL, will be borne directly by the Promoter Group.

During the fiscal year ended March 31, 2020, the Scheme was approved by the board of directors, members and unsecured creditors of the Company. The no-observation letters from the BSE Limited and National Stock Exchange of India Limited were

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.37 Merger of Dr. Reddy's Holdings Limited into Dr. Reddy's Laboratories Limited (continued)

received on the basis of no comments received from Securities and Exchange Board of India ("SEBI"). The petition for approval of the said Scheme was filed with the Hon'ble NCLT, Hyderabad Bench.

The aforementioned Scheme was approved by the NCLT, Hyderabad Bench vide its Order dated April 05, 2022. Subsequently, the Company filed the NCLT order, with the Ministry of Company Affairs on April 08, 2022 ("Effective Date"). Pursuant to the Scheme of Amalgamation and Arrangement as approved by the NCLT, an aggregate of 41,325,300 equity shares, face value of ₹ 5 each held by DRHL in the share capital of the Company have been cancelled and an equivalent 41,325,300 number of equity shares, face value of ₹ 5 each were allotted to the shareholders of DRHL. There was no change in the total equity shareholding (Promoter/Public Shareholding) of the Company, on account of the allotment/ cancellation of equity shares pursuant to the approved Scheme.

In relation to this merger approved by the NCLT, the Company received a show cause notice on April 4, 2025, under Section 148A(1) of the Income-tax Act, 1961. The notice sought an explanation as to why a reassessment notice under Section 148 should not be issued for income alleged to have escaped assessment due to the merger.

The Company strongly believes that there is no escapement of tax pursuant to the said merger scheme as the amalgamation was carried out for the above stated purpose. Further, it was carried out in compliance with various applicable laws in India and after taking with applicable regulatory approvals. The Company will take suitable action to defend its position as required, appropriately.

The said scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

2.38 Ratio analysis and its elements

Ratio	Numerator	Denominator	March 31, 2025	March 31, 2024	Variance (in %)
Current ratio	Current Assets	Current Liabilities	1.91	3.22	-40.71%[4]
Debt- Equity Ratio	Total Debt	Shareholder's Equity	0.12	0.03	270.06%[4]
Debt Service Coverage ratio	Earnings for debt service [1]	Debt service [2]	29.71	86.74	-65.75%[4]
Return on Equity ratio	Net Profits after taxes	Average Shareholder's Equity	0.20	0.19	3.75%
Inventory Turnover ratio	Cost of goods sold	Average Inventory	1.41	1.43	-1.10%
Trade Receivable Turnover Ratio	Revenue	Average Trade Receivable	4.37	4.37	-0.08%
Trade Payable Turnover Ratio	Net credit purchases	Average Trade Payables	3.28	3.16	3.86%
Net Capital Turnover Ratio	Revenue	Working capital	2.94	1.58	85.53%[4][5]
Net Profit ratio	Net Profit	Revenue	23.14%	22.29%	3.85%
Return on Capital Employed	Earnings before interest and taxes	Capital Employed [3]	24.12%	25.35%	-4.86%
Return on Investment	Income generated from investments	Time weighted average investments	8.23%	8.04%	2.32%

[1] *Net profit after taxes + non-cash and non-operating expenses + Interest + Other adjustments like loss on sale of assets etc.*

[2] *Interest + lease payments + principal repayments.*

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Ratio analysis and its elements (continued)

[3] *Tangible Net Worth + total debt.*

[4] *Movement led by additional short term borrowings taken during the year.*

[5] *Improvement mainly due to high margin in new product contribution, higher government incentives and favourable foreign exchange.*

2.39 Other Statutory Information

(i) The Company does not have any Benami property, where any proceeding has been initiated or pending against the Company for holding any Benami property.

(ii) The Company does not have any transactions with struck off companies.

(iii) The Company does not have any charges or satisfaction which is yet to be registered with ROC beyond the statutory period.

(iv) The Company has not traded or invested in Crypto currency or Virtual Currency during the financial year.

(v) The Company has not entered in to any transaction which is not recorded in the books of accounts that has been surrendered or disclosed as income during the year in the tax assessments under the Income Tax Act, 1961 (such as, search or survey or any other relevant provisions of the Income Tax Act, 1961).

(vi) The Company has not been declared as wilful defaulter by any bank or financial institution or other lender.

(vii) The Company has complied with the number of layers prescribed under clause (87) of section 2 of the Act read with the Companies (Restriction on number of Layers) Rules, 2017.

(viii) No Scheme of Arrangements has been approved by the Competent Authority in terms of sections 230 to 237 of the Companies Act, 2013, during the year.

(ix) The Company does not have any borrowings from banks or financial institutions against security of its current assets.

2.40 Subsequent events

Please refer to notes 2.9, 2.30 and 2.37 of these financial statements for the details of subsequent events relating to the proposed dividend, contingencies, respectively.

2.41 Audit trail

The company has used accounting software for maintaining its books of account which has a feature of recording audit trail (edit log) facility and the same has been operated throughout the year for all relevant transactions recorded in the software. Further, there are no instance of audit trail feature being tampered with. Additionally, the audit trail has been preserved as per the statutory requirements for record retention.

2.42 Details of funds advanced or loaned or invested in intermediaries and further invested or loaned by intermediaries

During the year ended March 31, 2025

Intermediaries in which amounts were invested by the Company	Nature of transaction	Date	Amount
Dr. Reddy's Laboratories SA, Switzerland	Investment in cumulative non-convertible preference shares	September 17, 2024	51,976
Aurigene Oncology Limited, India (Formerly Aurigene Discovery Technologies Limited, India)	Investment in equity shares	May 22, 2024	6,500

Parties to which such funds are further invested by Dr. Reddy's Laboratories SA, Switzerland

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.42 Details of funds advanced or loaned or invested in intermediaries and further invested or loaned by intermediaries(continued)

Name of the party	Nature of transaction	Date	Amount
Haleon UK Enterprise Limited	Purchase of equity shares of NorthStar SARL limited towards acquisition of Nicotine replacement therapy business	September 30, 2024	51,407

Parties to which such funds are further invested by Aurigene Oncology Limited

Name of the party	Nature of transaction	Date	Amount
Aurigene Pharmaceutical Services Limited	Purchase of Capex and Working Capital Requirements	May 29, 2024	6,500

There are no such transactions in the year ended March 31, 2024.

a. Complete details of intermediaries and ultimate beneficiaries

Name of the entity	Registered Address	Government Identification Number (CIN/RCCM)	Relationship with the Company
Dr. Reddy's Laboratories SA, Switzerland	Elisabethenanlage 11, CH-4051, Basel	CHE-113.571.287	Subsidiary
Aurigene Oncology Limited, India (Formerly Aurigene Discovery Technologies Limited, India)	39-40, KIADB Industrial Area, Electronic city Phase II, Bengaluru - 560100.	U24239KA2001PLC029391	Subsidiary
Haleon UK Enterprises Limited	Building 5, First Floor, The Heights, Weybridge, Surrey KT13 0NY, United Kingdom	NA	Seller
Aurigene Pharmaceutical Services Limited	39-40, KIADB Industrial Area, Electronic city Phase II, Bengaluru - 560100.	U74999KA2019PLC127964	Step-down Subsidiary

b. The Company has not received any fund from any person(s) or entity(ies), including foreign entities (Funding Party) with the understanding (whether recorded in writing or otherwise) that the Company shall:

i. directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (Ultimate Beneficiaries) or

ii. provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

There are no such transactions in the year ended March 31, 2024.

As per our report of even date attached

for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per **Shankar Srinivasan**
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 09, 2025

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
M V Narasimham Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: May 09, 2025

INDEPENDENT AUDITOR'S REPORT

To the Members of Dr. Reddy's Laboratories Limited

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Dr. Reddy's Laboratories Limited (hereinafter referred to as "the Holding Company"), its subsidiaries (the Holding Company and its subsidiaries together referred to as "the Group") its associates and joint ventures comprising the consolidated Balance sheet as at March 31, 2025, the consolidated Statement of Profit and Loss, including other comprehensive income, the consolidated Cash Flow Statement and the consolidated Statement of Changes in Equity for the year then ended, and notes to the consolidated financial statements, including a summary of material accounting policies and other explanatory information (hereinafter referred to as "the consolidated financial statements").

In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of reports of other auditors on separate financial statements and on the other financial information of the subsidiaries, the aforesaid consolidated financial statements give the information required by the Companies Act, 2013, as amended ("the Act") in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the consolidated state of affairs of the Group, its associates and joint ventures as at March 31, 2025, their consolidated profit including other comprehensive income, their consolidated cash flows and the consolidated statement of changes in equity for the year ended on that date.

Basis for Opinion

We conducted our audit of the consolidated financial statements in accordance with the Standards on Auditing (SAs), as specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the 'Auditor's Responsibilities for the Audit of the Consolidated Financial Statements' section of our report. We are independent of the Group, associates, joint ventures in accordance with the 'Code of Ethics' issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the financial year ended March 31, 2025. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have determined the matters described below to be the key audit matters to be communicated in our report. We have fulfilled the responsibilities described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of audit procedures performed by us and by other auditors of components not audited by us, as reported by them in their audit reports furnished to us by the management, including those procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

Key audit matters	How our audit addressed the key audit matter
Contingencies, including litigations *(as described in note 1.3(m) of the material accounting policies, and note 2.33 containing details of contingencies in the consolidated financial statements)*	
The Company is involved in disputes, lawsuits, claims, governmental and / or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The Company recognizes a liability for those legal contingencies for which it has a possible or a present obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The Company assisted by their internal and external legal counsel assesses the need to make provision or discloses information with respect to the nature and facts of the case. This area is significant to our audit, since auditing managements determination whether a loss for a contingency is probable and reasonably estimable, reasonably possible or remote, and the related disclosure, is highly subjective and requires significant judgement.	**Our audit procedures, among others included the following:** • We obtained an understanding, evaluated the design and tested the operating effectiveness of controls relating to completeness, valuation, presentation and disclosure of legal contingencies. This included testing controls related to the Company's process for identification, recognition, measurement and disclosure of contingencies, including litigations. • To test the Company's contingencies, our substantive audit procedures included, among others, testing the completeness of the contingencies subject to evaluation by the company through review of minutes of board meetings and evaluation of legal expenses. • We also evaluated the Company's analysis of its assessment of the probability of outcome for each material contingency through inspection of responses to inquiry letters sent to external legal counsel, discussions with internal counsel, as well as external legal counsel, when deemed necessary, to confirm our understanding of the allegations and potential outcomes and obtaining written representations from executives of the Company. • We also evaluated the adequacy of Company's disclosures in relation to these matters.
Chargebacks relating to Revenue *(as described in note 1.3(n) of the material accounting policies of consolidated financial statements and note 2.14 of the consolidated financial statements*	
Revenues from product sales are recognized upon transfer of control to a customer, usually when the title passes to the customer, either upon shipment or upon receipt of goods by the customer, net of estimated chargeback accruals, which are estimated at the time of sale, to reflect the amount of consideration to which the Company expects to be entitled. Auditing the estimation of chargeback accruals, which are netted against product sales, is complex and requires significant judgment. The estimated chargeback accruals are based on assumptions and inputs used in the estimate, such as current contractual terms, wholesaler inventory levels and historical data.	**Our audit procedures, among others included the following:** • We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the chargeback processes. This included, for example, testing controls over management's review of significant assumptions and inputs used in the estimate of chargeback accruals, including actual sales, contractual terms, and historical data such as actual customer inventory levels of the Company's products, and estimated sales subject to chargeback. We also tested management's controls relating to the accuracy and completeness of the estimates used to calculate chargeback accruals. • To test management's estimated chargeback accruals, our audit procedures included, among others, evaluating the methodology used and the underlying data used by the Company. For example, we tested management's estimates over the determination of chargeback accruals by comparing the rates and pricing clauses used in management's estimate to the underlying contracts and historical chargebacks data and where relevant, to current payment trends • We also considered the historical accuracy of management's estimates in prior years, and to assess the estimated amounts, we evaluated trends in actual sales and chargeback accrual balances. We also tested the underlying data used in management's calculations for accuracy and completeness, which included inspection of source data supporting product pricing, inventory levels and chargeback claims paid subsequent to period end and settled during the period. We also evaluated the adequacy of the Company's disclosures in relation to these matters.
Business combinations *(as described in note 1.3(e) of the significant accounting policies and note 2.40 of the consolidated financial statements)*	
The Company completed the acquisition of Haleon UK Enterprises Limited ("Haleon") on September 30, 2024, for consideration of up to ₹56,121 million, including an upfront cash payment of ₹51,407 million and earn-out consideration of up to ₹4,450 million. In addition, the Company also completed the acquisition of licenses related to nutraceutical products and a supplements portfolio from Nestlé India Limited ("Nestlé India") along with employees for a cash consideration of ₹ 2,231 million on August 01, 2024. Both the aforesaid transactions were accounted as business combinations. Auditing the Company's accounting for acquisitions from Haleon and Nestle India including the related valuation of product related intangible assets is complex and judgmental due to the use of subjective assumptions in the valuation model used by management when determining their estimated fair value. In particular, the fair value estimates for the product related intangible assets are sensitive to changes in assumptions for projected revenue growth rates and discount rate, which are forward looking and could be affected by future economic or market conditions.	**Our audit procedures, among others included the following:** • We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's accounting for business combinations process. For example, we tested controls over management's review of the significant assumptions. • To test the estimated fair value of the product related intangibles acquired by the Company, we performed audit procedures that included, among others, involving our valuation specialists in assessing the appropriateness of fair value methodologies utilized by management in accordance with the requirements of Ind AS 103. • We evaluated management's ability to reasonably estimate projected revenue growth rates by understanding management's basis for developing such rates, evaluating historical revenue trends of the acquired business and comparing actual results to management's forecasts. • With regard to the discount rate, we involved our valuation specialists to develop an independent estimate to assist us in evaluating such rates used by the Company. • We also performed sensitivity analyses of the significant assumptions to evaluate the changes in the fair value estimates of the product related intangible assets that would result from changes in such assumptions. • In addition, we evaluated the adequacy of the Company's disclosures in the consolidated financial statements.

Other Information

The Holding Company's Board of Directors is responsible for the other information. The other information comprises the Statutory reports, Corporate governance and Board's report included in the Annual report, which we obtained prior to the date of this auditor's report and Corporate Overview and letter from Chairman and Co-Chairman included in the Annual report, which is expected to be made available to us after that date. The other information does not include the Standalone financial statements, Consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether such other information is materially inconsistent with the consolidated financial statements, or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

The Holding Company's Board of Directors is responsible for the preparation and presentation of these consolidated financial statements in terms of the requirements of the Act that give a true and fair view of the consolidated financial position, consolidated financial performance including other comprehensive income, consolidated cash flows and consolidated statement of changes in equity of the Group including its associates and joint ventures in accordance with the accounting principles generally accepted in India, including the Indian Accounting Standards (Ind AS) specified under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended. The respective Board of Directors of the companies included in the Group and of its associates and joint ventures are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of their respective companies and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by the Directors of the Holding Company, as aforesaid.

In preparing the consolidated financial statements, the respective Board of Directors of the companies included in the Group and of its associates and joint ventures are responsible for assessing the ability of their respective companies to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance is also responsible for overseeing the financial reporting process of their respective companies.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Holding Company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group and its associates and joint ventures to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group and its associates and joint ventures to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group and its associates and joint ventures of which we are the independent auditors and whose financial information we have audited, to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the consolidated financial statements of which we are the independent auditors. For the other entities included in the consolidated financial statements, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion.

We communicate with those charged with governance of the Holding Company and such other entities included in the consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements for the financial year ended March 31, 2025 and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other Matters

(a) We did not audit the financial statements and other financial information, in respect of one subsidiary, whose financial statements include total assets of ₹ 22,667 Mn as at March 31, 2025, total revenues of ₹ 24,881 Mn and net cash outflow of ₹ 557 Mn for the year ended on that date. These financial statement and other financial information have been audited by other auditors, which financial statements, other financial information and auditor's reports have been furnished to us by the management. Our opinion on the consolidated financial statements, in so far as it relates to the amounts and disclosures included in respect of this subsidiary and our report in terms of sub-section (3) of Section 143 of the Act, in so far as it relates to the aforesaid subsidiary, is based solely on the report of such other auditor.

(b) The consolidated financial statements also include the Group's share of net profit of ₹ 217 Mn for the year ended March 31, 2025, as considered in the consolidated financial statements, in respect of two associates and two joint ventures, whose financial statements and other financial information have not been audited and whose unaudited financial statements have been furnished to us by the Management. Our opinion, in so far as it relates amounts and disclosures included in respect of these joint ventures and associates, and our report in terms of sub-section (3) of Section 143 of the Act in so

far as it relates to the aforesaid joint ventures and and associates, is based solely on such unaudited financial statements and other unaudited financial information. In our opinion and according to the information and explanations given to us by the Management, these financial statements and other financial information are not material to the Group.

Our opinion above on the consolidated financial statements, and our report on Other Legal and Regulatory Requirements below, is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditors and the financial statements and other financial information certified by the Management.

Report on Other Legal and Regulatory Requirements

1. As required by the Companies (Auditor's Report) Order, 2020 ("the Order"), issued by the Central Government of India in terms of sub-section (11) of section 143 of the Act, based on our audit and on the consideration of report of the other auditors on separate financial statements and the other financial information of the subsidiary companies incorporated in India, as noted in the 'Other Matters' paragraph, we give in the "Annexure 1" a statement on the matters specified in paragraph 3(xxi) of the Order.

2. As required by Section 143(3) of the Act, based on our audit and on the consideration of report of the other auditors on separate financial statements and the other financial information of subsidiaries, associates and joint ventures which have been audited, as noted in the 'Other Matters' paragraph, we report, to the extent applicable, that:

   (a) We/the other auditors whose report we have relied upon have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements;

   (b) In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidation of the financial statements have been kept so far as it appears from our examination of those books and reports of the other auditors;

   (c) The Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss including the Statement of Other Comprehensive Income, the Consolidated Cash Flow Statement and Consolidated Statement of Changes in Equity dealt with by this Report are in agreement with the books of account maintained for the purpose of preparation of the consolidated financial statements;

   (d) In our opinion, the aforesaid consolidated financial statements comply with the Accounting Standards specified under Section 133 of the Act, read with Companies (Indian Accounting Standards) Rules, 2015, as amended;

   (e) On the basis of the written representations received from the directors of the Holding Company as on March 31, 2025 taken on record by the Board of Directors of the Holding Company and the reports of the statutory auditors who are appointed under Section 139 of the Act, of its subsidiary companies, none of the directors of the Group's companies, incorporated in India, is disqualified as on March 31, 2025 from being appointed as a director in terms of Section 164 (2) of the Act;

   (f) With respect to the adequacy of the internal financial controls with reference to consolidated financial statements of the Holding Company and its subsidiary companies, incorporated in India, and the operating effectiveness of such controls refer to our separate Report in "Annexure 2" to this report;

   (g) In our opinion and based on the consideration of reports of other statutory auditors of the subsidiaries, the managerial remuneration for the year ended March 31, 2025 has been paid / provided by the Holding Company and its subsidiaries, incorporated in India, to their directors in accordance with the provisions of section 197 read with Schedule V to the Act;

   (h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended, in our opinion and to the best of our information and according to the explanations given to us and based on the consideration of the report of the other auditors on separate financial statements as also the other financial information of the subsidiaries:

      i. The consolidated financial statements disclose the impact of pending litigations on its consolidated financial position of the Group, its associates and joint ventures in its consolidated financial statements – Refer Note 2.33 to the consolidated financial statements;

      ii. Provision has been made in the consolidated financial statements, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts – Refer Note 2.31 to the consolidated financial statements;

      iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Holding Company and its subsidiaries incorporated in India, during the year ended March 31, 2025;

      iv. a) The respective managements of the Holding Company and its subsidiaries, which are companies incorporated in India whose financial statements have been audited under the Act have represented to us and the other auditors of such subsidiaries that, to the best of its knowledge and belief, other than as disclosed in the note 2.42 to the consolidated financial statements, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Holding Company or any of such subsidiaries, to or in any other person(s) or entity(ies), including foreign entities ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the respective Holding Company or any of such subsidiaries, associate and joint ventures ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

      b) The respective managements of the Holding Company and its subsidiaries, which are companies incorporated in India whose financial statements have been audited under the Act have represented to us and the other auditors of such subsidiaries that, to the best of its knowledge and belief, other than as disclosed in the note 2.42 to the consolidated financial statements, no funds have been received by the respective Holding Company or any of such subsidiaries from any person(s) or entity(ies), including foreign entities ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Holding Company or any of such subsidiaries shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries; and

      c) Based on the audit procedures that have been considered reasonable and appropriate in the circumstances performed by us and that performed by the auditors of the subsidiaries, which are companies incorporated in India whose financial statements have been audited under the Act, nothing has come to our or other auditor's notice that has caused us or the other auditors to believe that the representations under sub-clause (a) and (b) contain any material mis-statement.

      v. a) The final dividend paid by the Holding Company during the year in respect of the same declared for the previous year is in accordance with section 123 of the Act to the extent it applies to payment of dividend; and

      b) As stated in note 2.10 to the consolidated financial statements, the Board of Directors of the Holding Company, have proposed final dividend for the year which is subject to the approval of the members

at the ensuing Annual General Meeting. The dividend declared is in accordance with section 123 of the Act to the extent it applies to declaration of dividend;

vi. Based on our examination which included test checks and that performed by the respective auditors of the subsidiaries, associates and joint ventures which are companies incorporated in India whose financial statements have been audited under the Act, and as described in note 2.44, the Holding Company and subsidiaries have used accounting software for maintaining its books of account which has a feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the software. Further, during the course of audit, we and respective auditors of the above referred subsidiaries did not come across any instance of audit trail feature being tampered with.

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership Number: 213271
UDIN: 25213271BMISQA2451

Place of Signature: Hyderabad
Date: May 09, 2025

ANNEXURE '1'

REFERRED TO IN PARAGRAPH UNDER THE HEADING "REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS" OF OUR REPORT OF EVEN DATE

Re: Dr. Reddy's Laboratories Limited ("the Holding Company")

In terms of the information and explanations sought by us and given by the company and the books of account and records examined by us in the normal course of audit and to the best of our knowledge and belief, we state that:

xxi. There are no qualifications or adverse remarks by the respective auditors in the Companies (Auditors Report) Order (CARO) reports of the companies included in the consolidated financial statements. The report of two associates and a joint venture included in the Consolidated Financial Statements has not been issued by its auditor till the date of our auditor's report.

Sr. No	Name of the joint venture Company / Associate	Corporate Identification Number
1	O2 Renewable Energy IX Private Limited	U40108DL2022FTC404866
2	DRES Energy Private Limited	U40104KA2015PTC083148
3	Clean Renewable Energy KK 2A Private Limited	U35106DL2023PTC418410

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership Number: 213271
UDIN: 25213271BMISQA2451

Place of Signature: Hyderabad
Date: May 09, 2025

ANNEXURE '2'

TO THE INDEPENDENT AUDITOR'S REPORT OF EVEN DATE ON THE CONSOLIDATED FINANCIAL STATEMENTS OF DR. REDDY'S LABORATORIES LIMITED

Report on the Internal Financial Controls under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 ("the Act")

In conjunction with our audit of the consolidated financial statements of Dr. Reddy's Laboratories Limited (hereinafter referred to as the "Holding Company") as of and for the year ended March 31, 2025, we have audited the internal financial controls with reference to consolidated financial statements of the Holding Company and its subsidiaries (the Holding Company and its subsidiaries together referred to as "the Group"), its associates and joint ventures, which are companies incorporated in India, as of that date.

Management's Responsibility for Internal Financial Controls

The respective Board of Directors of the companies included in the Group, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Holding Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (ICAI). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013.

Auditor's Responsibility

Our responsibility is to express an opinion on the Holding Company's internal financial controls with reference to consolidated financial statements based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") and the Standards on Auditing, specified under section 143(10) of the Act, to the extent applicable to an audit of internal financial controls, both, issued by ICAI. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to consolidated financial statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to consolidated financial statements and their operating effectiveness. Our audit of internal financial controls with reference to consolidated financial statements included obtaining an understanding of internal financial controls with reference to consolidated financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained and the audit evidence obtained by the other auditors in terms of their reports referred to in the Other Matters paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls with reference to consolidated financial statements.

Meaning of Internal Financial Controls With Reference to Consolidated Financial Statements

A company's internal financial control with reference to consolidated financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control with reference to consolidated financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls With Reference to Consolidated Financial Statements

Because of the inherent limitations of internal financial controls with reference to consolidated financial statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to consolidated financial statements to future periods are subject to the risk that the internal financial controls with reference to consolidated financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Holding Company and its subsidiaries , which are companies incorporated in India, have, maintained in all material respects, adequate internal financial controls with reference to consolidated financial statements and such internal financial controls with reference to consolidated financial statements were operating effectively as at March 31, 2025, based on the internal control over financial reporting criteria established by the Holding Company considering the essential components of internal control stated in the Guidance Note issued by the ICAI.

Other Matters

Our report under Section 143(3)(i) of the Act on the adequacy and operating effectiveness of the internal financial controls with reference to consolidated financial statements of the Holding Company, in so far as it relates to the subsidiary companies, which are companies incorporated in India, is based on the corresponding reports of the auditors of such subsidiaries incorporated in India and does not include report in respect of two associates and a joint venture incorporated in India, where such report has not been made available to us. Our opinion is not qualified in this matter.

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership Number: 213271
UDIN: 25213271BMISQA2451

Place of Signature: Hyderabad
Date: May 09, 2025

CONSOLIDATED BALANCE SHEET

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Notes	As at March 31, 2025	As at March 31, 2024
ASSETS			
Non-current assets			
Property, plant and equipment	2.1	72,984	62,487
Capital work-in-progress	2.2	23,994	13,510
Goodwill	2.3	13,139	5,501
Other intangible assets	2.4	96,141	36,268
Intangible assets under development	2.5	662	683
Investment in equity accounted investees	2.6	4,811	4,196
Financial assets			
Investments	2.7 A	2,393	1,059
Other financial assets	2.7 C	8,875	1,212
Deferred tax assets, net	2.30	18,325	10,578
Tax assets, net		1,821	3,718
Other non-current assets	2.8 A	940	1,373
Total-non current assets		**244,085**	**140,585**
Current assets			
Inventories	2.9	71,085	63,552
Financial assets			
Investments	2.7 A	33,307	44,050
Trade receivables	2.7 B	90,420	80,298
Derivative financial instruments	2.31	557	169
Cash and cash equivalents	2.7 D	14,654	7,107
Other bank balances	2.7 E	9,948	10,170
Other financial assets	2.7 C	3,142	22,527
Other current assets	2.8 B	27,068	20,180
Total current assets		**250,181**	**248,053**
Total assets		**494,266**	**388,638**
EQUITY AND LIABILITIES			
Equity			
Equity share capital	2.10	834	834
Other equity		3,34,662	2,81,714
Equity attributable to equity shareholders of parent company		**335,496**	**282,548**
Non-Controlling Interests (NCI)	2.40 A	3,778	-
Total Equity		**339,274**	**282,548**
Liabilities			
Non-current liabilities			
Financial Liabilities			
Borrowings	2.11 A	3,800	3,800
Lease liabilities	2.11 C	4,064	2,190
Other financial liabilities	2.11 D	198	-
Provisions	2.12 A	298	239
Deferred tax liabilities, net	2.30	14,038	841
Other non-current liabilities	2.13 A	2,256	3,140
Total non-current liabilities		**24,654**	**10,210**
Current liabilities			
Financial Liabilities			
Borrowings	2.11 B	38,045	12,723
Lease liabilities	2.11 C	857	1,307
Trade payables	2.11 E		
Total outstanding dues of micro enterprises and small enterprises		210	282
Total outstanding dues of creditors other than micro enterprises and small enterprises		26,268	25,862
Derivative financial instruments	2.31	1,286	468
Other financial liabilities	2.11 D	39,698	34,540
Other current liabilities	2.13 B	13,190	11,437
Tax Liabilities, net		3,028	2,341
Provisions	2.12 B	7,756	6,920
Total current liabilities		**130,338**	**95,880**
Total equity and liabilities		**494,266**	**388,638**

The accompanying notes are an integral part of consolidated financial statements.

As per our report of even date attached.

for S.R. Batliboi & Associates LLP
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per **Shankar Srinivasan**
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 09, 2025

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
M V Narasimham Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: May 09, 2025

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Note	For the year ended March 31, 2025	For the year ended March 31, 2024
Income			
Sales	2.14	316,320	271,396
Service income and License fees	2.14	9,215	7,768
Other operating income	2.15	904	947
Total revenue from operations		**326,439**	**280,111**
Other income	2.16	10,973	8,943
Total income		**337,412**	**289,054**
Expenses			
Cost of materials consumed		56,835	44,901
Purchase of stock-in-trade		48,411	43,991
Changes in inventories of finished goods, work-in-progress and stock-in-trade	2.17	(5,447)	(6,805)
Employee benefits expense	2.18	55,800	50,301
Depreciation and amortisation expense	2.19	17,037	14,700
Impairment of non-current assets, net (Refer note 2.4 and 2.5)		1,693	3
Finance costs	2.20	2,829	1,711
Other expenses	2.21	83,676	68,389
Total expenses		**260,834**	**217,191**
Profit before tax and share of equity accounted investees		**76,578**	**71,863**
Share of profit of equity accounted investees, net of tax		217	147
Profit before tax		**76,795**	**72,010**
Tax expense	2.30		
Current tax		22,581	19,459
Deferred tax		(3,038)	(3,228)
Profit for the year		**57,252**	**55,779**
Other comprehensive income (OCI)			
A. (I) Items that will not be reclassified subsequently to profit or loss			
(a) Changes in the fair value of financial instruments		(199)	(18)
(b) Actuarial loss on post-employment benefit obligations		(94)	(10)
(II) Tax impact on above items		24	4
		(269)	**(24)**
B. (I) Items that will be reclassified subsequently to profit or loss			
(a) Changes in the fair value of financial instruments		-	6
(b) Foreign currency translation adjustments		(1,560)	(285)
(c) Foreign currency translation reserve re-classified to the statement of profit and loss on divestment of foreign operation		1,504	-
(d) Effective portion of changes in fair value of cash flow hedges, net		2,432	(470)
(II) Tax impact on above items		(58)	117
		2,318	**(632)**
Total other comprehensive income/(loss) for the year, net of tax		**2,049**	**(656)**
Total comprehensive income for the year		**59,301**	**55,123**
Profit for the year			
Attributable to:			
Equity holders of the parent company		56,551	55,779
Non-controlling interests		701	-
Total comprehensive income for the year			
Attributable to:			
Equity holders of the parent company		58,600	55,123
Non-controlling interests	2.40 A	701	-
Earnings per share attributable to equity shareholders of parent *	2.24		
Basic earnings per share of ₹ 1/- each		67.89	67.04
Diluted earnings per share of ₹ 1/- each		67.79	66.92

** Earnings per share is computed after giving effect to 1:5 forward stock split effective October 28, 2024 for all periods presented. Refer to Note 2.10 of these consolidated financial statements for further details regarding such stock split.*

The accompanying notes are an integral part of consolidated financial statements.

As per our report of even date attached.

for S.R. Batliboi & Associates LLP
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per **Shankar Srinivasan**
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 09, 2025

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
M V Narasimham Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: May 09, 2025

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Equity share capital*	Attributable to the equity holders of the parent company														Non-Controlling Interests	Total equity
		Reserves and surplus										Other comprehensive income					
		Treasury shares[1]	Securities premium[2]	Share-based payment reserve[3]	Capital reserve[4]	Capital redemption reserve[5]	General reserve[6]	Special economic zone re-investment reserve[7]	Other Reserves[13]	Remeasurements of the net defined benefits plan[11]	Retained earnings	Debenture Redemption Reserve[8]	Cash flow hedge reserve[9]	FVTOCI***[10]	Foreign currency translation reserve[12]		
Balance as at April 01, 2024 (A)	**834**	**(991)**	**8,186**	**1,313**	**267**	**173**	**20,374**	**653**	**-**	**(210)**	**249,980**	**-**	**(69)**	**(3,555)**	**5,593**	**-**	**282,548**
Profit for the year	-	-	-	-	-	-	-	-	-	-	56,551	-	-	-	-	701	57,252
Net change in fair value of equity instruments and debt instruments, net of tax benefit of ₹ 0	-	-	-	-	-	-	-	-	-	-	-	-	-	(199)	-	-	(199)
Reclassfication adjustment upon divestment , net of tax expense of ₹ 0.[14] (Refer Note 2.16) (Refer Note 1.3(c))	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,504	-	1,504
Foreign currency translation adjustments, net of tax expense of ₹ 0	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,560)	-	(1,560)
Effective portion of changes in fair value of cash flow hedges, net of tax expense of ₹ 58 (Refer note 2.30)	-	-	-	-	-	-	-	-	-	-	-	-	2,374	-	-	-	2,374
Actuarial gain / (loss) on post-employment benefit obligations, net of tax benefit of ₹24 (Refer note 2.28)	-	-	-	-	-	-	-	-	-	(70)	-	-	-	-	-	-	(70)
Total comprehensive income (B)	-	-	-	-	-	-	-	-	-	(70)	56,551	-	2,374	(199)	(56)	701	59,301
Acquisition of interest by holders of NCI in subsidiary(Refer note 2.40 A)	-	-	-	-	-	-	-	-	3,979	-	-	-	-	-	-	3,077	7,056
Issue of equity shares on exercise of options (Refer note 2.10)	-	116	367	(290)	-	-	-	-	-	-	-	-	-	-	-	-	193
Share-based payment expense (Refer note 2.29)	-	-	-	424	-	-	-	-	-	-	-	-	-	-	-	-	424
Purchase of treasury shares	-	(1,389)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,389)
Dividend paid****	-	-	-	-	-	-	-	-	-	-	(6,662)	-	-	-	-	-	(6,662)
Total transactions with owners of the Company (C)	**-**	**(1,273)**	**367**	**134**	**-**	**-**	**-**	**-**	**3,979**	**-**	**(6,662)**	**-**	**-**	**-**	**-**	**3,077**	**(378)**
Adjustment of cash flow hedge gain to purchase consideration(Refer note 2.40 B)	-	-	-	-	-	-	-	-	-	-	-	-	(2,197)	-	-	-	(2,197)
Transfer from special economic zone re-investment reserve on utilization	-	-	-	-	-	-	-	(653)	-	-	653	-	-	-	-	-	-
Total other adjustments (D)	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(653)**	**-**	**-**	**653**	**-**	**(2,197)**	**-**	**-**	**-**	**(2,197)**
Balance as at March 31, 2025 [(A)+(B)+(C)+(D)]	**834**	**(2,264)**	**8,553**	**1,447**	**267**	**173**	**20,374**	**-**	**3,979**	**(280)**	**300,522**	**-**	**108**	**(3,754)**	**5,537**	**3,778**	**339,274**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Equity share capital*	Attributable to the equity holders of the parent company													Total equity
		Reserves and surplus											Other comprehensive income		
		Treasury shares[1]	Securities premium[2]	Share-based payment reserve[3]	Capital reserve[4]	Capital redemption reserve[5]	General reserve[6]	Special economic zone re-investment reserve[7]	Remeasurements of the net defined benefits plan[11]	Retained earnings	Debenture Redemption Reserve[8]	Cash flow hedge reserve[9]	FVTOCI***[10]	Foreign currency translation reserve[12]	
Balance as at April 01, 2023 (A)	**833**	**(1,269)**	**7,109**	**1,457**	**267**	**173**	**20,374**	**886**	**(204)**	**200,228**	**380**	**284**	**(3,535)**	**5,878**	**232,861**
Profit for the year	-	-	-	-	-	-	-	-	-	55,779	-	-	-	-	55,779
Net change in fair value of equity instruments and debt instruments, net of tax benefit of ₹ 0	-	-	-	-	-	-	-	-	-	8	-	-	(20)	-	(12)
Foreign currency translation adjustments, net of tax expense of ₹ 0	-	-	-	-	-	-	-	-	-	-	-	-	-	(285)	(285)
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of ₹ 117 (Refer note 2.30)	-	-	-	-	-	-	-	-	-	-	-	(353)	-	-	(353)
Actuarial gain / (loss) on post-employment benefit obligations, net of tax benefit of ₹ 4 (Refer note 2.28)	-	-	-	-	-	-	-	-	(6)	-	-	-	-	-	(6)
Total comprehensive income (B)	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(6)**	**55,787**	**-**	**(353)**	**(20)**	**(285)**	**55,123**
Issue of equity shares on exercise of options (Refer note 2.10)	1	278	1,077	(551)	-	-	-	-	-	-	-	-	-	-	805
Share-based payment expense (Refer note 2.29)	-	-	-	407	-	-	-	-	-	-	-	-	-	-	407
Dividend paid****	-	-	-	-	-	-	-	-	-	(6,648)	-	-	-	-	(6,648)
Total transactions with owners of the Company (C)	**1**	**278**	**1,077**	**(144)**	**-**	**-**	**-**	**-**	**-**	**(6,648)**	**-**	**-**	**-**	**-**	**(5,436)**
Transfer to debenture redemption reserve	-	-	-	-	-	-	-	-	-	380	(380)	-	-	-	-
Transfer to special economic zone re-investment reserve	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfer from special economic zone re-investment reserve on utilization	-	-	-	-	-	-	-	(233)	-	233	-	-	-	-	-
Total other adjustments (D)	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(233)**	**-**	**613**	**(380)**	**-**	**-**	**-**	**-**
Balance as at March 31, 2024 [(A)+(B)+(C)+(D)]	**834**	**(991)**	**8,186**	**1,313**	**267**	**173**	**20,374**	**653**	**(210)**	**249,980**	**-**	**(69)**	**(3,555)**	**5,593**	**282,548**

**Refer to Note 2.10 of these consolidated financial statements for details of "Share capital".*

***Rounded off to millions.*

****FVTOCI represents fair value through other comprehensive income.*

*****Net of dividend paid on treasury shares*

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

(1) *Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") was formed to support the Dr. Reddy's Employees Stock Option Scheme, 2018 by acquiring, including through secondary market acquisitions, equity shares which are used for issuance to eligible employees upon exercise of stock options thereunder. Refer to note 2.29 of these consolidated financial statements for further details on the Dr. Reddy's Employees Stock Option Scheme, 2018.*

(2) *Securities premium reserve is used to record the premium on issue of shares. The reserve is utilised in accordance with the provisions of Section 52 of the Companies Act, 2013.*

(3) *Share-based payment reserve is used to recognise the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their remuneration. Refer to note 2.29 for further details of these plans.*

(4) *The Company recognises profit or loss on purchase, sale, issue or cancellation of the Company's own equity instruments to capital reserve.*

(5) *As per the Companies Act, 2013, capital redemption reserve is created when company purchases its own shares out of free reserves or securities premium. A sum equal to the nominal value of the shares so purchased is transferred to capital redemption reserve. The reserve is utilised in accordance with the provisions of Section 69 of the Companies Act, 2013*

(6) *The general reserve is a free reserve which is used from time to time to transfer profits from retained earnings for appropriation purposes. As the general reserve is created by a transfer from one component of equity to another and is not an item of other comprehensive income, items included in the general reserve will not be reclassified subsequently to consolidated statement of profit and loss.*

(7) *The Company has created a Special Economic Zone ("SEZ") Reinvestment Reserve out of profits of its eligible SEZ Units in accordance with the terms of Section 10AA(1) of the Indian Income Tax Act, 1961. This reserve was transferred to Retained earnings upon acquiring the Plant and equipment in accordance with Section 10AA(2) of such Act.*

(8) *The Company had created a Debenture Redemption Reserve out of profits of its subsidiary Aurigene Pharmaceutical Services Limited that issued debentures in accordance with the terms of Sections 18(7)(iv) and 18(7)(v) AA(1) of the Companies (Share Capital and Debentures) Rules, 2014. During the year ended March 31, 2024, upon redemption of debentures the Company has transferred the balance from the Debenture Redemption Reserve to Retained earnings.*

(9) *The cash flow hedging reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of designated portion of hedging instruments entered into for cash flow hedges. Such gains or losses will be reclassified to consolidated statement of profit and loss in the period in which the hedged transaction occurs.*

(10) *This reserve represents mark to market gain or loss on financial assets classified as FVTOCI. Depending on the category and type of the financial asset, the mark to market gain or loss is either reclassified to Statement of Profit and Loss or retained earnings upon disposal of the investment.*

(11) *Remeasurements of the net defined benefits plan reserve comprises the cumulative net gains/ losses on actuarial valuation of post-employment obligations. Refer note 2.28 for further details.*

(12) *The exchange differences arising from the translation of financial statements of foreign operations with functional currency other than Indian rupees is recognised in other comprehensive income, net of taxes and is presented within equity in the foreign currency translation reserve.*

(13) *Following the acquisition of interest in the Nutraceuticals subsidiary by Nestle India (ie., NCI), difference between cash consideration received from NCI and the proportionate share of net assets is recognized in "Other reserves" with in equity*

(14) *Includes reclassification of cumulative amount of foreign exchange gain from Foreign currency translation reserve to the profit or loss account upon divestment or liquidation of foreign operations during the year ended March 31, 2025.*

The accompanying notes are an integral part of consolidated financial statements.

As per our report of even date attached.

for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per **Shankar Srinivasan**
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 09, 2025

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy	Chairman, DIN: 00129701
G V Prasad	Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli	Chief Executive Officer
M V Narasimham	Chief Financial Officer
K Randhir Singh	Company Secretary

Place: Hyderabad
Date: May 09, 2025

CONSOLIDATED STATEMENT OF CASH FLOW

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Cash flows from / (used in) operating activities :		
Profit before tax	**76,795**	**72,010**
Adjustments for:		
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net	(3,554)	(3,149)
Depreciation and amortisation expense	17,037	14,700
Impairment of non-current assets, net	1,693	3
Allowance for credit losses (on trade receivables and other advances)	161	275
Profit on sale/disposal of assets, net	(1,512)	(900)
Share of profit of equity accounted investees	(217)	(147)
Unrealized exchange loss/(gain), net	211	(533)
Interest income	(2,677)	(2,278)
Finance costs	2,829	1,711
Equity settled share-based payment expense	424	407
Inventories write-down	5,220	3,563
Dividend income	-	-*
Changes in operating assets and liabilities:		
Trade receivables	(10,283)	(8,054)
Inventories	(12,753)	(18,445)
Trade payables	340	3,460
Other assets and other liabilities, net	(7,293)	2,857
Cash flows generated from operations	**66,421**	**65,480**
Income tax paid, net	(19,993)	(20,047)
Net cash flows from operating activities	**46,428**	**45,433**
Cash flows from / (used in) investing activities		
Purchase of property, plant and equipment	(27,504)	(16,403)
Proceeds from sale of property, plant and equipment	512	1,064
Purchase of other intangible assets	(6,894)	(11,032)
Proceeds from sale of other intangible assets	732	21
Investment in associates	(317)	(12)
Purchase of investments (including bank deposits)	(2,54,458)	(1,45,488)
Proceeds from sale of investments (including bank deposits)	2,79,576	1,29,784
Payment for acquisition of business(Refer note 2.40)	(53,096)	-
Dividend received from equity accounted investees	-	445
Interest and dividend received	3,372	1,338
Net cash flows used in investing activities	**(58,077)**	**(40,283)**
Cash flows from / (used in) financing activities		
Proceeds from issuance of equity shares (including treasury shares)	193	805
Purchase of treasury shares	(1,389)	-
Proceeds from issuance of equity shares in subsidiary to non controlling interest (Refer note 2.40 A)	7,056	
Proceeds from short-term loans and borrowings, net (Refer note 2.11 A & 2.11 B)	24,490	5,493
Repayment of long-term loans and borrowings (Refer note 2.11 A & 2.11 B)	-	(3,800)
Proceeds from long-term loans and borrowings (Refer note 2.11 A & 2.11 B)	-	3,800
Payment of principal portion of lease liabilities (Refer note 2.11 C)	(1,294)	(1,147)
Dividends paid	(6,662)	(6,648)
Interest paid	(3,483)	(2,266)
Net cash flows from/(used in) financing activities	**18,911**	**(3,763)**
Net increase in cash and cash equivalents	**7,262**	**1,387**
Effect of exchange rate changes on cash and cash equivalents	224	(59)
Cash and cash equivalents at the beginning of the year (Refer note 2.7 D)	7,107	5,779
Cash and cash equivalents at the end of the year (1)(Refer note 2.7 D)	**14,593**	**7,107**

**Rounded off to millions.*

***FVTPL (fair value through profit or loss)*

(1) *Adjusted for Bank-overdraft of ₹ 61 and ₹Nil for year ended March 31, 2025 and March 31, 2024, respectively.*

The accompanying notes are an integral part of consolidated financial statements.

As per our report of even date attached.

for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per **Shankar Srinivasan**
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 09, 2025

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy	Chairman, DIN: 00129701
G V Prasad	Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli	Chief Executive Officer
M V Narasimham	Chief Financial Officer
K Randhir Singh	Company Secretary

Place: Hyderabad
Date: May 09, 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Note 1 Description of the Group and material accounting policies information

1.1 Description of the Group

Dr. Reddy's Laboratories Limited (the "parent company"), together with its subsidiaries, (collectively, the "Company"), joint ventures and associates, is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. The Company offers a portfolio of products and services including active pharmaceutical ingredients ("APIs"), generics, branded generics, biosimilars, over the counter ("OTC") products and pharmaceutical services.

The Company's principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico, and Mirfield in the United Kingdom and its principal markets are in India, Russia, the United States and Germany. The Company's shares trade on the Bombay Stock Exchange, the National Stock Exchange, the NSE IFSC Limited in India and on the New York Stock Exchange in the United States.

Please refer note 2.27 for list of subsidiaries, step-down subsidiaries, associates and joint ventures of the parent company.

1.2 Basis of preparation of consolidated financial statements

a) Statement of compliance

These consolidated financial statements as of and for the year ended March 31, 2025 comply in all material aspects with the Indian Accounting Standards ("Ind AS") notified under the Companies (Indian Accounting Standards) Rules 2015, and presentation requirements of Division II of Schedule III to the Companies Act, 2013, and as amended from time to time.

These consolidated financial statements have been prepared by the Company as a going concern on the basis of relevant Ind AS that are effective at the Company's annual reporting date, March 31, 2025. These consolidated financial statements were authorised for issuance by the Company's Board of Directors on May 09, 2025.

b) Basis of measurement

These consolidated financial statements have been prepared on the historical cost convention, except for the following material items in the balance sheet which are measured on the basis stated below and in accordance with the respective accounting policies:

- derivative financial instruments are measured at fair value.
- financial assets and financial liabilities are measured either at fair value or at amortised cost, depending on the classification based on accounting policy;
- long-term borrowings are measured at amortised cost using the effective interest rate method;
- equity-settled and cash-settled share-based payments are measured at fair value on the grant date and the reporting date, respectively;
- assets acquired and liabilities assumed as part of business combinations are measured at fair value on the acquisition date; and
- contingent consideration arising out of business combination are measured at fair value.

c) Use of judgments, estimates and assumptions

The preparation of financial statements in conformity with Ind AS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates implies that actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. In particular, information about significant

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements is included in the following notes:

- Note 1.3(b) and 2.6 — Evaluation of joint arrangements;
- Note 1.3(c) — Assessment of functional currency;
- Note 1.3(d), 2.31 and 2.32 — Financial instruments;
- Note 1.3(e) and 2.40 — Business combinations;
- Notes 1.3(f) and 1.3(g) — Useful lives of property, plant and equipment and intangible assets;
- Note 1.3(i) 2.9 — Valuation of inventories;
- Note 1.3(j) and 2.1, 2.3 and 2.4 — Measurement of recoverable amounts of cash-generating units;
- Note 1.3(m) and 2.12 — Provisions and other accruals;
- Note 1.3(n) — Measurement of transaction price in a revenue transaction (sales returns, rebates, medicaid and chargeback provisions);
- Note 1.3(q) and 2.30 — Evaluation of recoverability of deferred tax assets, and estimation of income tax payable and income tax expense in relation to uncertain tax positions; and
- Note 1.3(m) and 2.33 — Contingencies

d) Current and non-current classification

The Company segregates assets and liabilities into current and non-current categories for presentation in the consolidated balance sheet after considering its normal operating cycle and other criteria set out in Ind AS 1, "Presentation of Financial Statements". For this purpose, current assets and liabilities include the current portion of non-current assets and liabilities respectively. Deferred tax assets and liabilities are always classified as non-current.

The operating cycle is the time between the acquisition of assets for processing and their realisation in cash and cash equivalents.
The Company has identified period up to twelve months as its operating cycle.

1.3 Material accounting policies information:

a) New standards, interpretations and amendments adopted by the Company effective from April 01, 2024:

The Company applied for the first time the below amendments, which are effective for annual periods beginning on or after April 01, 2024. The Company has not adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IND AS 116 Leases: Lease Liability in a Sale and Leaseback

The MCA notified the Companies (Indian Accounting Standards) Second Amendment Rules, 2024, which amend Ind AS 116, Leases, with respect to Lease Liability in a Sale and Leaseback.

The amendment specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognise any amount of the gain or loss that relates to the right of use it retains.

The amendment is effective for annual reporting periods beginning on or after April 01, 2024 and must be applied retrospectively to sale and leaseback transactions entered into after the date of initial application of Ind AS 116.

The amendment does not have a material impact on the consolidated financial statements.

b) Basis of consolidation

Subsidiaries

The consolidated financial statements comprise the consolidated financial statements of the Parent Company and its subsidiaries as at March 31, 2025. Subsidiaries are all entities that are controlled by the Company. Control exists when the Company (i) has power over the investee (i.e., existing rights

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

that give it the current ability to direct the relevant activities of the investee), (ii) is exposed to, or has rights to variable returns from its involvement with the entity and (iii) has the ability to affect those returns through power over the entity.

The Company re-assesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control. The consolidated financial statements of subsidiaries are included in these consolidated financial statements from the date when the Company obtains control and continues until the date that control ceases..

Joint arrangements (equity accounted investees)

Joint arrangements are those arrangements over which the parties have joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. The considerations made in determining whether significant influence or joint control are similar to those necessary to determine control over the subsidiaries. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Investments in joint ventures are accounted for using the equity method and are initially recognized at cost. The carrying value of the Company's investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The Company does not consolidate entities where the non-controlling interest ("NCI") holders have certain significant participating rights that provide for effective involvement in significant decisions in the ordinary course of business of such entities.

Subsequent to initial recognition, the investment includes the Company's share of the profit or loss and Other Comprehensive Income ("OCI") of equity accounted investees, until the date on which joint control ceases.

Associates (equity accounted investees)

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies. Interests in Associates are accounted using the equity method. They are initially recognized at cost.

Profits and losses arising on transactions between the Company and its associates are recognized only to the extent of unrelated investors' interests in the associate. The investor's share in the associate's profits and losses resulting from these transactions is eliminated against the carrying value of the associate.

In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and any impairment loss on such an investment is not allocated to any asset, including goodwill, that forms part of the carrying value of the equity accounted investee.

Changes in ownership interests:

Acquisition of some or all of the NCIs in an entity and changes in the interests in subsidiaries that do not result in a loss of control are accounted for as a transaction with equity holders in their capacity as equity holders. Consequently, the difference arising between the fair value of the purchase consideration received and the carrying value of the NCI is recorded as an adjustment to Other reserves that is attributable to the parent company. The associated cash flows are classified as financing activities. No goodwill is recognized as a result of such transactions.

Profit, loss, and equity attributed to NCIs in subsidiaries are shown separately in the consolidated profit and loss, consolidated statement of other comprehensive income, consolidated statement of changes in equity and consolidated statement balance sheet, respectively..

Consolidation procedure

Assets, liabilities, income and expenses of a subsidiary during the year are included in the consolidated financial statements. Profit or loss and each component of OCI are attributed to the equity holders of the parent of the Company and to the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

For the purpose of preparing these consolidated financial statements, the accounting policies of subsidiaries, joint venture and associates have been changed where necessary to align them with the policies adopted by the Company. Furthermore, the consolidated financial statements of subsidiaries, joint venture and associates are prepared for the same reporting period as of the Company.

If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognised in profit or loss.

c) Foreign currency

Functional and presentation currency

These consolidated financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented, except information related to share and per share data, in Indian rupees has been rounded to the nearest million.

In respect of certain non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and making of import payments to the parent company. The cash flows realised from sales of goods are available for making import payments to the parent company and cash is paid to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.

In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been generally determined to be the local currency of those countries/regions, unless use of a different currency is considered appropriate.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of entities within the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognised in the consolidated statement of profit and loss in the period in which they arise.

However, foreign currency differences arising from the translation of the following items are recognised in other comprehensive income ("OCI"):

- certain equity instruments where the Company had made an irrevocable election to present subsequent changes in the fair value in OCI and;
- qualifying cash flow hedges, to the extent that the hedges are effective.

When several exchange rates are available, the rate used is that at which the future cash flows represented by the transaction or balance could have been settled if those cash flows had occurred at the measurement date.

Foreign operations

In case of foreign operations whose functional currency is different from the parent company's functional currency, the assets and liabilities of such

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

foreign operations, including goodwill and fair value adjustments arising upon acquisition, are translated to the reporting currency at exchange rates at the reporting date. The income and expenses of such foreign operations are translated to the reporting currency at the monthly average exchange rates prevailing during the year. Resulting foreign currency differences are recognized in OCI and presented within equity as part of FCTR. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the relevant amount in the FCTR is reclassified to the consolidated profit and loss.

d) Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

Initial recognition and measurement

All financial assets are recognised initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (e.g., regular way trades) are recognised on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Trade receivables generally do not contain any significant financing component requiring separation and are therefore recognised initially at the transaction price determined as per Ind AS 115 “Revenue from Contracts with Customers”.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

- Debt instruments at amortised cost;
- Debt instruments at Fair value through OCI (FVTOCI);
- Debt instruments, derivatives and equity instruments at Fair Value Through Profit or Loss (FVTPL); and
- Equity instruments measured at FVTOCI.

Debt instruments at amortised cost

A “debt instrument” is measured at the amortized cost if both the following conditions are met:

a) the asset is held within a business model whose objective is to hold assets for collecting contractual cash flows; and

b) contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method and are subject to impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate.

Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on de-recognition is recognized directly in the consolidated profit and loss and presented in “other income, net”. The losses arising from impairment are recognized in the consolidated profit and loss. This category generally applies to trade and other receivables.

Debt instrument at FVTOCI

A “debt instrument” is classified as at the FVTOCI if both of the following criteria are met:

a) the objective of the business model is achieved both by collecting contractual cash flows and selling the financial assets; and

b) the asset's contractual cash flows represent SPPI.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Debt instruments included within the FVTOCI category are measured initially at fair value plus transaction cost and subsequently at each reporting date at the fair value. Fair value movements are recognised in the OCI. However, the Company recognises interest income (calculated using the effective interest rate method), impairment losses and reversals and foreign exchange gain or loss in the consolidated statement of Profit and loss. On de-recognition of the asset, cumulative gain or loss previously recognised in OCI is reclassified to the consolidated statement of Profit and loss.

Equity investments

All equity investments within the scope of Ind AS 109 are measured at fair value. Equity instruments which are held for trading and contingent consideration recognized by an acquirer in a business combination to which Ind AS 103 applies, are classified as at FVTPL. For all other equity instruments, the Company may make an irrevocable election to present subsequent changes in the fair value in OCI. The Company makes such election upon initial recognition on an instrument-by-instrument basis. The classification is made upon initial recognition and is irrevocable.

If the Company decides to classify an equity instrument as at FVTOCI, then all fair value changes on the instrument, excluding dividends, are recognized in the OCI. There is no recycling of the amounts from OCI to the consolidated profit and loss, even on sale of investment.

However, on sale the Company may transfer the cumulative gain or loss within equity.

Equity instruments included within the FVTPL category are measured at fair value with all changes recognized in the consolidated profit and loss.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised (i.e. removed from the Company's consolidated balance sheet) when:

- the rights to receive cash flows from the asset have expired; or
- Both (1) the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and (2) either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognise the transferred asset to the extent of the Company's continuing involvement. In that case, the Company also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Impairment of trade receivables and other financial assets

In accordance with Ind AS 109, the Company applies the expected credit loss (“ECL”) model for measurement and recognition of impairment loss on trade receivables and other financial assets, if any, representing a contractual right to receive cash or another financial asset.

For this purpose, the Company follows a “simplified approach” for recognition and measurement of impairment loss allowance on the contract asset and trade receivable balances. The application of this simplified approach does not require the Company to track changes in credit risk. Rather, it recognises impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition.

As a practical expedient, the Company uses a provision matrix to determine impairment loss allowance on portfolio of its trade receivables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

The provision matrix is based on its historically observed default rates over the expected life of the trade receivables and is adjusted for forward-looking estimates. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analysed.

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company's financial liabilities include trade and other payables, loans and borrowings including bank overdrafts and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities at FVTPL primarily comprise derivative financial instruments entered into by the Company and not designated as hedging instruments in hedge relationship as defined by Ind AS 109.

Gains or losses on such financial liabilities are recognised in the consolidated statement of profit and loss.

The Company has not designated any financial liability as FVTPL.

Loans and borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost using the effective interest rate method and, thereby, any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the consolidated statement of Profit and loss over the period of the borrowings.

The effective interest rate amortisation is included under the head finance expense in the consolidated statement of Profit and loss.

De-recognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. Gain or loss arising on de-recognition, measured as difference between, the carrying amount of financial liability and the settlement amount, is recognised under the head finance costs in consolidated statement of profit and loss.

Derivative financial instruments

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus, Australian dollars and Euros, and foreign currency debt in U.S. dollars, Russian roubles, Mexican pesos, Ukrainian hryvnias and Brazilian reals.

The Company uses derivative financial instruments such as foreign exchange forward contracts, option contracts and swap contracts to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy. Derivatives are classified as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Hedges of highly probable forecasted transactions

The Company classifies its derivative financial instruments that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

them at fair value. The effective portion of such cash flow hedges is recorded in the OCI and accumulated in the hedging reserve as a component of equity. If the hedged transaction subsequently results in the recognition of a non-financial item, the amount accumulated in equity is removed from the hedging reserve and included in the initial cost or other carrying amount of the hedged asset or liability. In all other cases, the amount so accumulated is re-classified to the consolidated statement of Profit and loss and presented as part of the hedged item in the same period in which the forecasted transaction impacts the consolidated statement of Profit and loss. The ineffective portion of such cash flow hedges is recorded in the consolidated statement of Profit and loss as finance costs immediately.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted transactions. Accordingly, the Company applies cash flow hedge accounting to such relationships. Re-measurement gains or loss on such non-derivative financial liabilities are recorded in the same manner as stated above for derivative instruments designated as hedging instruments.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognised in OCI remains there until the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in OCI is recognised immediately in the consolidated statement of Profit and loss.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. For this purpose, "short-term" means investments having original maturities of three months or less from the date of investment. Bank overdrafts, which are repayable on demand and form an integral part of the Company's cash management, are included as a component of cash and cash equivalents for the purpose of the consolidated statement of cash flows.

e) Business combinations and goodwill

Business combinations are accounted for using the acquisition method, regardless of whether equity instruments or other assets are acquired, unless the transaction is treated as an asset acquisition by applying the optional concentration test or otherwise. The optional concentration test permits the acquirer to make an election on a transaction-by-transaction basis, and apply a simplified assessment for determining whether an acquired set of activities and assets is a business. The optional concentration test is met, and the acquired set of activities and assets is not a business, if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The acquisition date is the date on which control is transferred to the acquirer. Judgment is applied in determining the acquisition date and determining whether control is transferred from one party to another.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organised workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

The consideration transferred for the acquisition is comprised of:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

- fair values of the assets transferred;
- fair values of liabilities incurred to the former owners of the acquired business;
- equity interests issued by the Company;
- fair value of any asset or liability resulting from a contingent consideration arrangement; and
- fair value of any pre-existing equity interest.

At the acquisition date, the identifiable assets acquired, and liabilities and contingent liabilities in business combination assumed are, with limited exceptions, measured initially at their fair values. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree's identifiable net assets.

Acquisition-related costs are expensed as incurred.

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Contingent consideration is classified either as equity or a financial liability. Contingent consideration classified as equity is not re-measured and its subsequent settlement is accounted for within equity. Contingent consideration classified as a financial liability is subsequently re-measured to fair value, with changes in fair value recognised in the consolidated statement of profit and loss.

Goodwill is initially measured at cost, being the excess of (i) the aggregate of the consideration transferred, the amount of non-controlling interest in the acquired entity, and the acquisition date fair value of any previous equity interest in the acquired entity, over (ii)the fair value of the Company's share of net identifiable assets acquired.

If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference, after reassessment, is recognised in the consolidated statement of profit and loss as a bargain purchase

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units or the group of cash generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

f) Property, plant and equipment

Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and other costs directly attributable to bringing the asset to a working condition for its intended use.

Software for internal use which is acquired from third-party vendors and forms an integral part of a tangible asset, including consultancy charges for implementing the software, is capitalised as part of the related tangible asset. Subsequent costs associated with maintaining such software are recognised as expense as incurred.

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date are disclosed under other non-current assets. Assets not ready for use are not depreciated but are tested for impairment.

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing cost also includes exchange differences to the extent regarded as an adjustment to the borrowing costs. Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The costs of repairs and maintenance are recognised in the consolidated statement of Profit and loss as incurred.

Capital work in progress is stated at cost, net of accumulated impairment loss, if any.

An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Gains and losses upon disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised within "Other income/other expenses" in the consolidated statement of profit and loss.

Depreciation

Depreciation is recognised in the consolidated statement of profit and loss on a straight line basis over the estimated useful lives of property, plant and equipment. Land is not depreciated but subject to impairment.

When parts of an item of property, plant and equipment have different useful lives, they are depreciated separately based on their respective economic useful lives.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and any changes are considered prospectively.

The estimated useful lives are as follows:

Particulars	Years
Buildings	
- Factory and administrative buildings	20 to 50
- Ancillary structures	3 to 15
Plant and equipment	3 to 15
Furniture, fixtures and office equipment	3 to 10
Vehicles	4 to 5

Schedule II to the Companies Act, 2013 ("Schedule") prescribes the useful lives for various classes of tangible assets. For certain class of assets, based on the technical evaluation and assessment, the Company believes that the useful lives adopted by it best represent the period over which an asset is expected to be available for use. Accordingly, for these assets, the useful lives estimated by the Company are different from those prescribed in the Schedule.

The capitalised costs of software are amortised over the estimated useful life of the software or the remaining useful life of the related tangible fixed asset, whichever is lower.

g) Intangible assets other than goodwill

Recognition and measurement

Expenditures on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are recognised in the consolidated statement of Profit and loss when incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes.

Development expenditures are capitalised only if:

- development costs can be measured reliably;
- the product or process is technically and commercially feasible;
- future economic benefits are probable; and
- the Company intends to, and has sufficient resources, to complete development and to use or sell the asset.

The expenditures to be capitalised include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognised in the consolidated statement of Profit and loss as incurred.

As of March 31, 2025, none of the development expenditure amounts have met the aforesaid recognition criteria for capitalisation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Acquired research and development intangible assets that are under development are recognized as In-Process Research and Development ("IPR&D") assets. Subsequent expenditures on an IPR&D project acquired separately or in a business combination are:

- recognised as an expense when incurred, if it is a research expenditure;
- recognised as an expense when incurred, if it is a development expenditure that does not satisfy the criteria for recognition as an intangible asset in paragraph 57 of Ind AS 38; or
- added to the carrying amount of the acquired IPR&D project, if it is a development expenditure that satisfies the recognition criteria in paragraph 57 of Ind AS 38.

IPR&D assets are not amortised, but evaluated for potential impairment on an annual basis or when there are indications that the carrying value may not be recoverable. Any impairment charge on such IPR&D assets is recorded in the consolidated statement of Profit and loss under "Impairment of non-current assets".

Payments for intangible assets that are acquired by the Company from third parties as in-licensed or purchased intellectual property rights, compounds and products are capitalized. If additional payments are made to the originator company to continue performing research and development ("R&D") activities an evaluation is made as to the nature of the payments. Such additional payments will be expensed if they represent the compensation for subcontracted R&D services not resulting in an additional transfer of intellectual property rights to the Company. Such additional payments will be capitalized if they represent the compensation for the transfer to the Company of additional intellectual property developed at the risk of the originator company.

Intangible assets that have been acquired through a business combination are initially recorded at fair value at the date of acquisition.

Amortisation

Intangible assets available for use with a definitive useful life are amortised on a straight-line basis and evaluated for potential impairment whenever facts and circumstances indicate that their carrying value may not be recoverable. Amortisation is recognized in the consolidated statement of Profit and loss on a straight-line basis over the estimated useful lives of intangible assets. The amortisation expense is recognised in the consolidated statement of Profit and loss in the expense category that is consistent with the function of the intangible asset.

The estimated useful lives are as follows:

Particulars	Years
Product related intangibles	3 to 25
Other intangibles	3 to 15

The amortisation period and the amortisation method for intangible assets with a finite useful life are reviewed at each reporting date. Changes in the expected useful lives or expected pattern of consumption of future economic benefits embodied in the assets are considered to modify the amortisation period or method, as appropriate and are treated as change in accounting estimate.

Goodwill, intangible assets relating to products in development, other intangible assets not available for use and intangible assets having indefinite useful life are subject to impairment testing at each reporting date. All other intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. All impairment losses are recognised immediately in the consolidated statement of profit and loss under "Impairment of non-current assets".

De-recognition of intangible assets

Intangible assets are de-recognised either on their disposal or where no future economic benefits are expected from their use. Losses arising on such de-recognition are recorded in the consolidated statement of profit and loss, and are measured as the difference between the net disposal proceeds, if any, and the carrying amount of respective intangible assets as at the date of de-recognition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

h) Leases

The Company recognises a right-of-use asset and a corresponding lease liability for all arrangements in which it is a lessee, except for leases with a term of 12 months or less (short-term leases) and low-value leases. For these short-term and low-value leases, the Company recognises the lease payments as an operating expense on a straight-line basis over the term of the lease. In the case of arrangements involving lease and non-lease components, the Company allocates the consideration in the lease contract to the lease and non-lease components on the basis of the relative standalone price of each component.

Right-of-use assets are measured at cost less accumulated depreciation and accumulated impairment loss, if any. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis from the commencement date of the lease over the shorter of the useful life of the right-of-use asset or the end of the lease term and are assessed for impairment whenever there is an indication that the carrying amount may not be recoverable using cash flow projections for the useful life.

Lease liabilities include the net present value of the fixed and variable lease payments that depend on an index or a rate to be made over the lease term. The lease payments are discounted using the interest rate implicit in the lease or the Company's incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable

Lease payments are allocated between principal and interest cost. The interest cost is charged to consolidated statement of profit and loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise Information technology equipment and small items of office furniture.

i) Inventories

Inventories are valued at the lower of cost or net realisable value.

Inventories consist of raw materials, stores and spares, work in progress and finished goods. The cost of all categories of inventories is determined based on the weighted average method. Cost includes purchase cost less refundable taxes, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

In the case of finished goods and work-in-progress, cost includes an appropriate share of overheads based on normal operating capacity. Stores and spares consists of packing materials, engineering spares (such as machinery spare parts) and consumables (such as lubricants, cotton waste and oils), which are used in operating machines or consumed as indirect materials in the manufacturing process.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The factors that the Company considers in determining the provision for slow moving, obsolete and other non-saleable inventory include estimated shelf life, planned product discontinuances, price changes, ageing of inventory and introduction of competitive new products, to the extent each of these factors impact the Company's business and markets. The Company considers all these factors and adjusts the inventory provision to reflect its actual experience on a periodic basis.

j) Impairment

Non-financial assets

The carrying amounts of the Company's non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount is estimated for the asset or the cash generating unit to which the asset belongs. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, an impairment test is performed each year at March 31 or when circumstances indicate that carrying value may be impaired.

The recoverable amount of an asset or cash-generating unit (as defined below) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the cash-generating unit. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit").

An impairment loss is recognised in the consolidated statement of profit and loss if the estimated recoverable amount of an asset or its cash-generating unit is lower than its carrying amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Goodwill that forms part of the carrying amount of an investment in joint venture is not recognised separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in joint venture is tested for impairment as a single asset when there are indicators that the investment in joint venture may be impaired.

An impairment loss in respect of equity accounted investee is measured by comparing the recoverable amount of investment with its carrying amount. An impairment loss is recognised in the consolidated statement of profit and loss, and reversed if there has been a favorable change in the estimates used to determine the recoverable amount.

k) Employee benefits

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

The Company's contributions to defined contribution plans are charged to the consolidated statement of profit and loss as and when the services are received from the employees.

The liability in respect of defined benefit plans and other post-employment benefits is the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method. The current service cost of the defined benefit plan is recognized in the consolidated statement of profit and loss. Past service costs are recognized immediately in the consolidated statement of profit and loss.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions for defined benefit obligation and plan assets are recognized in OCI in the period in which they arise

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Other long-term employee benefits

The Company's net obligation in respect of other long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and previous periods. That benefit is discounted to determine its present value by independent actuaries using the projected unit credit method. The current service cost, past service cost as well as re-measurements are recognised in the consolidated statement of profit and loss in the period in which they arise.

Compensated absences

The Company's current policies permit certain categories of its employees to accumulate and carry forward a portion of their unutilised compensated absences and utilise them in future periods or receive cash in lieu thereof in accordance with the terms of such policies. The Company measures the expected cost of accumulating compensated absences as the additional amount that the Company incurs as a result of the unused entitlement that has accumulated at the reporting date. Such measurement is based on actuarial valuation as at the reporting date carried out by a qualified actuary. The resultant expenses are recognized in the consolidated statement of Profit and loss.

l) Share-based payments

Equity settled share-based payment transactions

The grant date fair value of options granted to employees is recognized as an expense in the consolidated statement of Profit and loss, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service at the vesting date. The expense is recorded for each separately vesting portion of the award if each portion of the award was, in substance, a separate award. The increase in equity recognized in connection with share-based payment transaction is presented as a separate component in equity under "share-based payment reserve". The amount recognised as an expense is adjusted to reflect the actual number of stock options that vest.

The fair value of employee stock options is measured using the Black-Scholes-Merton valuation model. Measurement inputs include the share price on the grant date, the exercise price of the instrument, the expected volatility (based on weighted average historical volatility), the expected life of the instrument (based on historical experience), the expected dividends, and the risk free interest rate (based on government bonds).

Cash settled share-based payment transactions

The fair value of the amount payable to employees in respect of share-based payment transactions which are settled in cash is recognised as an expense, with a corresponding increase in liabilities, over the period during which the employees become unconditionally entitled to payment.

The liability is re-measured at each reporting date and at the settlement date based on the fair value of the share-based payment transaction. Any changes in the liability are recognised in the consolidated statement of profit and loss.

m) Provisions

A provision is recognised in the consolidated statement of profit and loss if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Onerous contracts

A provision for onerous contracts is recognised in the consolidated statement of profit and loss when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognises any impairment loss on the assets associated with that contract.

Contingent liabilities and contingent assets

A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

Contingent assets are not recognised in the consolidated financial statements. A contingent asset is disclosed where an inflow of economic benefits is probable. Contingent assets are assessed continually and, if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognised in the period in which the change occurs.

n) Revenue

The Company's revenue is derived from sales of goods, service income and income from licensing arrangements. Most of such revenue is generated from the sale of goods. The Company has generally concluded that it is the principal in its revenue arrangements.

Sale of goods

Revenue is recognised when the control of the goods has been transferred to a third party. This is usually when the title passes to the customer, either upon shipment or upon receipt of goods by the customer as per the terms agreed upon with the customer. Generally, at that point, the customer has full discretion over the channel and price to sell the products, and there are no unfulfilled obligations that could affect the customer's acceptance of the product.

Revenue from the sale of goods is measured at the transaction price which is the consideration received or receivable, net of expected returns, taxes and applicable trade discounts and allowances. Revenue includes shipping and handling costs billed to the customer since the Company acts as a principal in rendering those services.

In arriving at the transaction price, the Company considers the terms of the contract with the customers and its customary business practices. The transaction price is the amount of consideration the Company is entitled to receive in exchange for transferring promised goods or services, excluding amounts collected on behalf of third parties. The amount of consideration varies because of estimated rebates, returns and chargebacks, which are considered to be key estimates. Any amount of variable consideration is recognised as revenue only to the extent that it is highly probable that a significant reversal will not occur. The Company estimates the amount of variable consideration using the expected value method.

Presented below are the points of recognition of revenue with respect to the Company's sale of goods:

Particulars	Point of recognition of revenue
Sales of generic products in India	Control is transferred upon delivery of products to distributors by clearing and forwarding agents of the Company.
Sales of active pharmaceutical ingredients and intermediates in India	Upon delivery of products to customers, unless the terms of the applicable contract provide for specific revenue generating activities to be completed, in which case revenue is recognized once all such activities are completed.
Export sales and other sales outside of India	Upon delivery or dispatch of products to customers, subject to the terms of the applicable contract.

Profit share revenues

The Company from time to time enters into marketing arrangements with certain business partners for the sale of its products in certain markets. Under such arrangements, the Company sells its products to the business partners at a non-refundable base purchase price agreed upon in the arrangement and is also entitled to a profit share which is over and above the base purchase price. The profit share is typically dependent on the business partner's ultimate net sale proceeds or net profits, subject to any reductions or adjustments that are required by the terms of the arrangement. Such arrangements typically require the business partner to provide confirmation of units sold and net sales or net profit computations for the products covered under the arrangement.

Revenue in an amount equal to the base sale price is recognised in these transactions upon delivery of products to the business partners. An additional amount representing the profit share component is recognised as revenue only to the extent that it is highly probable that a significant reversal will not occur.

At the end of each reporting period, the Company updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period.

Out licensing arrangements, milestone payments and royalties

Revenues include amounts derived from product out-licensing agreements. These arrangements typically consist of an initial up-front payment received on inception of the license and subsequent payments dependent on achieving certain milestones in accordance with the terms prescribed in the agreement. In cases where the transaction has two or more performance obligations, the Company accounts for the completed obligation (for example, the transfer of title) as a separate unit of accounting and record revenue upon delivery of that component, provided that the Company can make a reasonable estimate of the fair value of the undelivered component. Otherwise, non-refundable up-front license fees received in connection with product out-licensing agreements are deferred and recognised over the balance period in which the Company has pending performance obligations. Milestone payments which are contingent on achieving certain clinical milestones are recognised as revenues on achievement of such milestones, over the performance period depending on the terms of the contract. If milestone payments are creditable against future royalty payments, the milestones are deferred and released over the period in which the royalties are anticipated to be paid.

Royalty income earned through a license is recognised when the underlying sales have occurred.

Provision for chargeback, rebates and discounts

Provisions for chargeback, rebates, discounts and Medicaid payments are estimated and provided for in the year of sales and recorded as reduction of revenue. A chargeback claim is a claim made by the wholesaler for the difference between the price at which the product is initially invoiced to the wholesaler and the net price at which it is agreed to be procured from the Company. Rebates are deductions based on contractual obligations and may include direct rebates, indirect rebates and other pricing adjustments. Provisions for such chargebacks, rebates and discounts are accrued and estimated based on the terms of the agreement with the wholesaler, historical average chargeback rate actually claimed over a period of time, current contract prices with wholesalers/other customers and estimated inventory holding by the wholesaler. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these revenue deductions.

Shelf stock adjustments

Shelf stock adjustments are credits issued to customers to reflect decreases in the selling price of products sold by the Company, and accruals for shelf stock adjustments are recognized when the customer has a material right to them under the terms of the applicable contract. Such right is often contingent upon future events such as a decline in the prices of certain products as a result of price competition or new competitive launches. These credits are customary in the pharmaceutical

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

industry and are intended to reduce the customer inventory cost to better reflect the current market prices. The determination to grant a shelf stock adjustment to a customer is based on the terms of the applicable contract, which may or may not specifically limit the age of the stock on which a credit would be offered.

Refund Liability

The Company accounts for sales returns accrual by recording refund liability concurrent with the recognition of revenue at the time of a product sale. This liability is based on the Company's estimate of expected sales returns. The Company deals in various products and operates in various markets. Accordingly, the estimate of sales returns is determined primarily by the Company's historical experience in the markets in which the Company operates. With respect to established products, the Company considers its historical experience of actual sales returns, levels of inventory in the distribution channel, estimated shelf life, any revision in the shelf life of the product, product discontinuances, price changes of competitive products, and the introduction of competitive new products, to the extent each of these factors impact the Company's business and markets. With respect to new products introduced by the Company, such products have historically been either extensions of an existing line of product where the Company has historical experience or in therapeutic categories where established products exist and are sold either by the Company or the Company's competitors. At the time of recognising the refund liability, the Company also recognises an asset, (i.e., the right to the returned goods) which is included in inventories for the products expected to be returned. The Company initially measures this asset at the former carrying amount of the inventory, less any expected costs to recover the goods, and any potential decreases in the value of the returned goods.

Along with re-measuring the refund liability at the end of each reporting period, the Company updates the measurement of the asset recorded for any revisions to its expected level of returns, as well as any additional decreases in the value of the returned products.

Services

Revenue from services rendered, which primarily relate to contract research, is recognised in the consolidated statement of profit and loss as the underlying services are performed. Upfront non-refundable payments received under these arrangements are deferred and recognised as revenue over the expected period over which the related services are expected to be performed.

License fees

License fees primarily consist of income from the out-licensing of the intellectual property, and other licensing and supply arrangements with various parties. Revenue from license fees is recognised when control transfers to the third party and the Company's performance obligations are satisfied. Some of these arrangements include certain performance obligations by the Company. Revenue from such arrangements is recognised in the period in which the Company completes all its performance obligations.

o) Shipping and handling costs

Shipping and handling costs incurred to transport products to customers, and internal transfer costs incurred to transport the products from the Company's factories to its various points of sale, are included in other expenses.

p) Other income and finance cost

Other income include interest income on funds invested, dividend income and gains on the disposal of financial assets. Interest income is recognized in the consolidated statement of profit and loss as it accrues, using the effective interest method. Dividend income is recognised in the consolidated statement of profit and loss on the date that the Company's right to receive payment is established. The associated cash flows are classified as investing activities in the statement of cash flows.

Finance costs consist of interest expense on loans and borrowings.

Borrowing costs are recognized in the consolidated statement of profit and loss using the effective interest method unless capitalisation criteria are met as per accounting policy on Property, plant

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

and Equipment. The associated cash flows are classified as financing activities in the consolidated statement of cash flows.

Foreign currency gains and losses are reported on a net basis within other income and/or other expenses. These primarily include: exchange differences arising on the settlement or translation of monetary items; changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied; and the ineffective portion of cash flow hedges.

q) Income tax

Income tax expense consists of current and deferred tax. Income tax expense is recognised in the consolidated statement of profit and loss except to the extent that it relates to items recognised in OCI or directly in equity, in which case it is recognised in OCI directly in equity, respectively. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized for:

- temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination if at the time of the transaction, it
  - i. affects neither accounting nor taxable profit or loss and
  - ii. does not give rise to equal taxable and deductible temporary differences;
- temporary differences relating to investments in subsidiaries, joint ventures and associates if the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future; and
- taxable temporary differences arising upon the initial recognition of goodwill.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

Any deferred tax asset or liability arising from deductible or taxable temporary differences in respect of unrealised inter-company profit or loss on inventories held by the Company in different tax jurisdictions is recognised using the tax rate of the jurisdiction in which such inventories are held. Withholding tax arising out of payment of dividends to shareholders under the Indian Income tax regulations is not considered as tax expense for the Company and all such taxes are recognised in the statement of changes in equity as part of the associated dividend payment.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Accruals for uncertain tax positions are measured using either the most likely amount or the expected value amount depending on which method the entity expects to better predict the resolution of the uncertainty. Tax benefits are not recognised unless the tax positions will probably be accepted by the tax authorities. This is based upon management's

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

interpretation of applicable laws and regulations and the expectation of how the tax authority will resolve the matter. Once considered probable of not being accepted, management reviews each material tax benefit and reflects the effect of the uncertainty in determining the related taxable amounts.

The Company applies the exception to not recognize or disclose information about deferred tax assets and deferred tax liabilities related to countries that have enacted tax legislation that comply with the Organization for Economic Cooperation and Development ("OECD") Pillar Two model rules.

r) Government grants and incentives

The Company recognises government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Grants related to income are deducted in reporting the related expense in the consolidated statement of profit and loss.

s) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The Chief Executive Officer of the Company is responsible for allocating resources and assessing performance of the operating segments and accordingly is identified as the chief operating decision maker.

t) Dividend

The Company recognises a liability to pay a dividend when the distribution is authorised, and the distribution is no longer at the discretion of the Company.

In the case of interim dividends to equity shareholders, this is when declared by Board of Directors. In the case of final dividends, this is when approved by the shareholders at the Annual General Meeting of the Company.

u) Rounding of amounts

All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest million currency units unless otherwise stated.

1.4 Determination of fair values

The Company's accounting policies and disclosures require the determination of fair value, for all financial and certain non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Company. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

- Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
- Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
- Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognised in the consolidated financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

External valuers are involved for valuation of significant assets, such as assets acquired in a business combination and significant liabilities, such as contingent consideration. Involvement of external valuers is determined by the Management, based on market knowledge, reputation, independence and whether professional standards are maintained

a) Intangible assets

The fair value of brands, product related intangibles and other intangible assets acquired in business combinations are determined using the multi-period excess earnings method (i.e., form of the income approach). Under this method, values are estimated as the present value of the benefits anticipated from ownership of the intangible assets in excess of the returns required or the investment in the contributory assets necessary to realize those benefits.

b) Inventories

The fair value of inventories acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

c) Investments in equity and debt securities and units of mutual funds

The fair value of marketable equity and debt securities is determined by reference to their quoted market price at the reporting date. For debt securities where quoted market prices are not available, fair value is determined using pricing techniques such as discounted cash flow analysis.

In respect of investments in mutual funds, the fair values represent net asset value as stated by the issuers of these mutual fund units in the published statements. Net asset values represent the price at which the issuer will issue further units in the mutual fund and the price at which issuers will redeem such units from the investors.

Accordingly, such net asset values are analogous to fair market value with respect to these investments, as transactions of these mutual funds are carried out at such prices between investors and the issuers of these units of mutual funds.

d) Derivatives

The fair value of foreign exchange forward contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds). The fair value of foreign currency option and swap contracts and interest rate swap contracts is determined based on the appropriate valuation techniques, considering the terms of the contract.

e) Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. In respect of the Company's borrowings that have floating rates of interest, their fair value approximates carrying value.

f) Contingent consideration

The fair value of the contingent consideration arising out of business combination is estimated by applying the income approach. The fair value measurement is based on significant inputs that are not observable in the market, which Ind AS 113, "Fair Value Measurement" refers to as Level 3 inputs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.1 Property, plant and equipment

Particulars	Land	Buildings	Plant and Equipment	Furniture, fixtures and office equipment	Vehicles	Total
Gross carrying value						
Balance as at April 01, 2023	4,384	29,651	98,094	7,658	1,975	1,41,762
Additions	25	3,342	10,354	1,169	812	15,702
Disposals	(43)	(85)	(1,852)	(456)	(411)	(2,847)
Effect of changes in foreign exchange rates	24	44	498	3	(112)	457
Balance as at March 31, 2024	**4,390**	**32,952**	**1,07,094**	**8,374**	**2,264**	**1,55,074**
Balance as at April 01, 2024	4,390	32,952	1,07,094	8,374	2,264	1,55,074
Additions	85	4,972	14,396	1,583	1,073	22,109
Disposals	(133)	(3,502)	(6,105)	(1,720)	(598)	(12,058)
Effect of changes in foreign exchange rates	(45)	167	(364)	8	122	(112)
Balance as at March 31, 2025	**4,297**	**34,589**	**1,15,021**	**8,245**	**2,861**	**1,65,013**
Accumulated Depreciation						
Balance as at April 01, 2023	69	13,628	64,489	6,039	995	85,220
Depreciation for the year	-	1,989	6,310	854	407	9,560
Impairment for the year[(1)]	-	-	43	3	-	46
Disposals	-	(56)	(1,703)	(452)	(346)	(2,557)
Effect of changes in foreign exchange rates	1	20	341	1	(45)	318
Balance as at March 31, 2024	**70**	**15,581**	**69,480**	**6,445**	**1,011**	**92,587**
Balance as at April 01, 2024	70	15,581	69,480	6,445	1,011	92,587
Depreciation for the year	-	2,114	6,936	1,011	423	10,484
Impairment for the year[(1)]	-	-	3	-	-	3
Disposals	(73)	(3,323)	(6,013)	(1,283)	(345)	(11,037)
Effect of changes in foreign exchange rates	3	101	(154)	17	25	(8)
Balance as at March 31, 2025	**-**	**14,473**	**70,252**	**6,190**	**1,114**	**92,029**
Net carrying value						
As at March 31, 2024	4,320	17,371	37,614	1,929	1,253	62,487
As at March 31, 2025	**4,297**	**20,116**	**44,769**	**2,055**	**1,747**	**72,984**

(1) *This represents the impairment loss recognized on additions made during the year in respect of the subsidiary, Dr. Reddy's Laboratories Louisiana, LLC, as the recoverable amount remained lower than the carrying amount. The subsidiary had been fully impaired during the previous year ended March 31, 2022.*

During the year ended March 31, 2025, the Company divested its membership interest in this subsidiary and accordingly derecognized property, plant, and equipment that were fully depreciated and impaired. As a result, an amount of ₹ 6,038 was reduced from both the gross carrying amount and accumulated depreciation.

Refer to Note 2.16 of these consolidated financial statements for further details on the divestment of Dr.Reddy's Laboratories Louisiana, LLC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.1 Property, plant and equipment (continued)

Leases

The Company has lease contracts for various items of plant and equipment, vehicles and other equipment used in its operations. Below are the carrying amounts of right-of-use assets recognised and the movements during the year included in the above property, plant and equipment:

Particulars	Land	Buildings	Plant and Equipment	Furniture, fixtures and office equipment	Vehicles	Total
Gross carrying value						
Balance as at April 01, 2023	83	3,206	17	84	978	4,368
Additions	-	1,941	-	23	456	2,420
Disposals	-	(70)	-	(27)	(257)	(354)
Effect of changes in foreign exchange rates	(1)	(35)	-	(1)	(7)	(44)
Balance as at March 31, 2024	**82**	**5,042**	**17**	**79**	**1,170**	**6,390**
Balance as at April 01, 2024	82	5,042	17	79	1,170	6,390
Additions	-	2,353	-	-	614	2,967
Disposals	-	(1,215)	(16)	(82)	(443)	(1,756)
Effect of changes in foreign exchange rates	5	137	(1)	3	2	146
Balance as at March 31, 2025	**87**	**6,317**	**-**	**-**	**1,343**	**7,747**
Accumulated Depreciation						
Balance as at April 01, 2023	-	2,006	16	49	491	2,562
Depreciation for the year	-	803	-	15	326	1,144
Disposals	-	(44)	-	(27)	(213)	(284)
Effect of changes in foreign exchange rates	-	(35)	-	-	(2)	(37)
Balance as at March 31, 2024	**-**	**2,730**	**16**	**37**	**602**	**3,385**
Balance as at April 01, 2024	-	2,730	16	37	602	3,385
Depreciation for the year	-	944	-	-	305	1,249
Disposals	-	(1,061)	(16)	(38)	(251)	(1,366)
Effect of changes in foreign exchange rates	-	54	-	1	(2)	53
Balance as at March 31, 2025	**-**	**2,667**	**-**	**-**	**654**	**3,321**
Net carrying value						
As at March 31, 2024	82	2,312	1	42	568	3,005
As at March 31, 2025	**87**	**3,650**	**-**	**-**	**689**	**4,426**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.1 Property, plant and equipment (continued)

The following are the amounts recognised in consolidated statement of profit and loss:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Depreciation expense of right-of-use assets	1,249	1,144
Interest expense on lease liabilities	391	256
	1,640	**1,400**

The Company had total cash outflows for leases of ₹ 2,186 and ₹ 1,807 during the year ended March 31, 2025 and March 31, 2024, respectively. The maturity analysis of lease liabilities is disclosed in note 2.11 C of these consolidated financial statements.

Capital commitments

As of March 31, 2025 and March 31, 2024, the Company was committed to spend ₹14,567 and ₹ 18,177, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

Interest capitalisation

During the years ended March 31, 2025 and March 31, 2024, the Company capitalised interest cost of ₹729 and ₹ 488, respectively, with respect to qualifying assets. The rate for capitalisation of interest cost for the years ended March 31, 2025 and March 31, 2024 was 7.01% and 9.31%, respectively.

2.2 Capital work-in-progress

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Balance at the beginning of the year	**13,510**	**9,752**
Additions	32,966	19,444
Capitalised	(22,109)	(15,702)
Provision for idle assets	(341)	(22)
Impairment	(1)	1
Effect of changes in foreign exchange rates	(31)	37
Balance at end of the year	**23,994**	**13,510**

Capital work-in-progress (CWIP) Ageing schedule

Particulars	Amount in CWIP for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	21,639	2,076	157	57	23,929
Projects temporarily suspended	52	9	3	1	65
Balance as at March 31, 2025	**21,691**	**2,085**	**160**	**58**	**23,994**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.2 Capital work-in-progress (continued)

Particulars	Amount in CWIP for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	11,716	1,320	350	88	13,474
Projects temporarily suspended	10	14	10	2	36
Balance as at March 31, 2024	**11,726**	**1,334**	**360**	**90**	**13,510**

Project execution plans and budgets are assessed on an annual basis and all the projects are executed as per rolling annual plan.

For capital-work-in progress, whose completion is overdue or has exceeded its cost compared to its original plan the project wise details of when the project is expected to be completed is given below:

Particulars	To be completed in				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress					
FTO-11 Onco facility	821	-	-	-	821
Biologics - Infrastructure	453	-	-	-	453
Balance as at March 31, 2025	**1,275**	**-**	**-**	**-**	**1,275**

Particulars	To be completed in				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress					
Biologics - Infrastructure	1,089	-	-	-	1,089
FTO-11 Onco facility	919	-	-	-	919
FTO-11 Non Onco factility	385	-	-	-	385
Balance as at March 31, 2024	**2,393**	**-**	**-**	**-**	**2,393**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.3 Goodwill

Goodwill arising upon business combinations is not amortised but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired. Gross carrying value and accumulated amortisation with respect to goodwill represent Indian GAAP balances, that have been carried forward as such, relating to business combination entered before the transition date i.e., April 01, 2015.

Particulars	As at March 31, 2025	As at March 31, 2024
Gross carrying value		
Opening balance	40,849	40,665
Goodwill arising on business combinations(1)	7,377	-
Disposals	-	-
Effect of changes in foreign exchange rates	1,052	184
Closing balance	**49,278**	**40,849**
Accumulated amortisation		
Opening balance	35,348	35,191
Impairment loss	-	-
Effect of changes in foreign exchange rates	791	157
Closing balance	**36,139**	**35,348**
Net carrying value	**13,139**	**5,501**

For the purpose of impairment testing, goodwill is allocated to a cash generating unit, representing the lowest level within the Company at which goodwill is monitored for internal management purposes and which is not higher than the Company's operating segment.

The carrying amount of goodwill (other than those arising upon investment in a joint venture) was allocated to the cash generating units as follows:

Particulars	As at March 31, 2025	As at March 31, 2024
Global Generics-Germany Operations	2,456	2,397
Global Generics-Complex Injectables	2,071	2,021
Global Generics-Branded Formulations(1)	1,112	905
PSAI-Active Pharmaceutical Operations	186	177
Global Generics-Consumer Healthcare Business(1)	7,313	-
Global Generics-North America Operations	1	1
	13,139	**5,501**

(1) Refer to Note 2.40 of these consolidated financial statements for details regarding goodwill arising on business combinations.

The recoverable amounts of the above cash generating units have been assessed using a value-in-use model. Value in use is generally calculated as the net present value of the projected post-tax cash flows plus a terminal value of the cash generating unit to which the goodwill is allocated. Initially, a post-tax discount rate is applied to calculate the net present value of the post-tax cash flows. Key assumptions upon which the Company has based its determinations of value-in-use include:

a) Estimated cash flows for five years, based on management's projections.

b) The post-tax discount rates used are based on the Company's weighted average cost of capital.

c) Terminal value is arrived at by extrapolating the last forecasted year cash flows to perpetuity, using constant long-term growth rate of 1.50% for Consumer Healthcare Business CGU and 0% for other CGU's. This long-term growth rate takes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.3 Goodwill (continued)

into consideration external macroeconomic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

d) The post-tax discount rates and pre-tax discount rates used for Active Pharmaceutical Operations and Branded Formulations are 10.88% and 14.54% respectively.

e) The post-tax discount rates and pre-tax discount rates used for Complex Injectables and North America Operations are 7.44% and 8.55% respectively.

f) The post-tax discount rates and pre-tax discount rates used for Consumer Healthcare Business is 11.00% and 12.73% respectively.

The Company believes that any reasonably possible change in the key assumptions on which a recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating unit.

2.4 Other intangible assets

Particulars	Product related intangibles	Customer related intangibles	Others(5)	Total
Gross carrying value				
Balance as at April 01, 2023	69,441	105	3,698	73,244
Additions(1)	9,586	-	1,448	11,034
Effect of changes in foreign exchange rates	417	1	3	421
Balance as at March 31, 2024	**79,444**	**106**	**5,149**	**84,699**
Balance as at April 01, 2024	79,444	106	5,149	84,699
Additions(2)	9,067	-	908	9,975
Assets acquired through business combinations (Refer note 2.40)	56,955	-	-	56,955
Disposals/ De- recognitions	(380)	-	(7)	(387)
Effect of changes in foreign exchange rates	2,059	3	1	2,063
Balance as at March 31, 2025	**147,145**	**109**	**6,051**	**153,305**
Amortisation/impairment loss				
Balance as at April 01, 2023	40,667	105	2,297	43,069
Amortisation for the year	4,739	-	401	5,140
Impairment loss(3)	(59)	-	18	(41)
Disposals/ De- recognitions	-	-	-	-
Effect of changes in foreign exchange rates	260	1	2	263
Balance as at March 31, 2024	**45,607**	**106**	**2,718**	**48,431**
Balance as at April 01, 2024	45,607	106	2,718	48,431
Amortisation for the year	6,146	-	407	6,553
Impairment loss(4)	1,646	-	-	1,646
Disposals/ De- recognitions	(75)	-	(1)	(76)
Effect of changes in foreign exchange rates	606	3	1	610
Balance as at March 31, 2025	**53,930**	**109**	**3,125**	**57,164**
Net carrying value				
As at March 31, 2024	33,837	-	2,431	36,268
As at March 31, 2025	**93,215**	**-**	**2,926**	**96,141**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.4 Other intangible assets (continued)

(1) Additions during the year ended March 31, 2024, primarily consists of:

(a) The acquisition of a generic prescription products portfolio in the United States from Mayne Pharma Group Limited, which includes consideration of ₹ 7,395 (U.S.$90) attributable to product related intangibles. The portfolio consists of 44 commercial products, 42 approved non-marketed products and 4 pipeline products, including a number of generic products focused on women's health. Approved high-value products include a hormonal vaginal ring, a birth control pill and a cardiovascular product.

(b) The acquisition of rights in toripalimab in India from Shanghai Junshi Biosciences Co., Limited for a consideration of ₹ 824 (U.S.$10) towards marketing rights in India and 8 other countries.

(2) Additions during the year ended March 31, 2025, primarily consists of:

(a) ₹ 5,025 (U.S.$58) pertaining to the upfront consideration paid and other additional milestone consideration pursuant to the acquisition of exclusive rights to commercialize daratumumab biosimilar HLX 15 in the United States and Europe from Shanghai Henlius Biotech, Inc. ("Henlius"). Under the terms of the agreement, Henlius will be responsible for development, manufacturing and commercial supply, and is eligible to receive consideration upon achievement of commercial milestones, bringing the total potential consideration (including upfront consideration and milestone payments) of up to ₹11,243 (U.S.$131.6). In addition, Henlius is eligible to receive royalties on annual net sales of the product upon commercialization

(b) ₹ 1,764 (U.S.$ 20.70) paid as upfront consideration and additional milestone for the acquisition of exclusive rights in the United States, and semi-exclusive rights in Europe and the United Kingdom, to commercialize AVT03 (denosumab), a biosimilar candidate to Prolia® and Xgeva®.

(c) The acquisition of the rights to commercialize Helinorm, a food supplement product, in Russia and other countries, for a consideration of ₹820 (RUB 970).

(3) Impairment losses recorded for the year ended March 31, 2024, primarily consists of:

(a) For the year ended March 31, 2024, the Company recorded a reversal of impairment loss of ₹ 226 with respect to saxagliptin/ metformin (generic version of Kombiglyze® - XR) and enalaprilat (generic version of Vasotec®) pursuant to the launches of these two products during the year.

(b) As a result of favorable changes in market conditions and in the circumstances that led to the initial impairment during the year ended March 31, 2021, the Company revisited the market volumes, share and price assumptions of these two products and re-assessed the recoverable amount. Accordingly, these products were capitalized as product related intangibles, with a corresponding reversal of impairment loss of ₹191 and ₹35, respectively. These impairment loss reversals pertain to the Company's Global Generics segment.

Consequent to adverse market conditions with respect to certain products related intangibles and software platforms, the Company assessed the recoverable amount and recognized impairment loss of ₹86 and ₹99 forming part of the Company's Global Generics and Others segment, respectively, for the year ended March 31, 2024.

(4) Impairment losses recorded for the year ended March 31, 2025, primarily consists of:

(a) Impairment of intangibles pertaining to acquisition from Mayne:

- *an amount of ` 907 towards Haloette® (a generic equivalent to Nuvaring®), a product-related intangible, due to constraints on procurement of the underlying product from its contract manufacturer, resulting in a lower recoverable value compared to the carrying value.*
- *an amount of ` 270 pertaining to impairment of certain product related intangibles, due to adverse market conditions resulting in lower recoverable value compared to the carrying value.*

(b). Other impairments

- *During the year ended March 31, 2025, consequent to adverse market conditions with respect to certain product related intangibles, the company assessed the recoverable value of certain products and recognized impairment loss of ₹512 primarily pertaining to business in India and Europe.*

The above impairment charge pertains to the Company's Global Generics segment.

The Company used the discounted cash flow approach to calculate the value-in-use which considered assumptions such as revenue projections, rate of generic penetration, estimated price erosion, the useful life of the asset and the net cash flows have been discounted based on post tax discount rate.

(5) Others primarily includes Market rights, Softwares and licences.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.5 Intangible assets under development

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Balance at the beginning of the year	683	549
Add: Additions during the year	85	320
Add: Capitalisations during the year[1]	(71)	(192)
Less: Impairment during the year	(42)	-
Effect of changes in exchange rates	7	6
Balance at end of the year	**662**	**683**

(1) Includes ₹125 towards the product ephedrine, which was capitalized from Intangible assets under development to product related intangibles because the same was available for use and subject to amortisation for the period ended March 31, 2024.

Intangible assets under development (IAUD) Ageing schedule *

Particulars	Amount for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	84	206	298	74	662
Projects temporarily suspended	-	-	-	-	-
Balance as at March 31, 2025	**84**	**206**	**298**	**74**	**662**

Particulars	Amount for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	206	332	74	71	683
Projects temporarily suspended	-	-	-	-	-
Balance as at March 31, 2024	**206**	**332**	**74**	**71**	**683**

Details of significant acquired intangible assets (including intangible assets under development) as at March 31, 2025:

Particulars	Acquired from	Carrying net book value
Consumer Healthcare Portfolio of Nicotine Replacement Therapy	Haleon UK Enterprises Limited	54,881
Select portfolio of branded generics business	Wockhardt Limited	10,945
daratamumab biosimilar HLX 15	Shanghai Henlius Biotechz,Inc	4,958
Cardiovascular brand Cidmus® in India	Novartis AG	4,195
Portfolio of generic prescription products	Mayne Pharma Group Limited	3,527
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates	2,556

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 Investment in equity accounted investees

Particulars	As at March 31, 2025	As at March 31, 2024
Investment in unquoted equity shares		
Equity shares held in Kunshan Rotam Reddy Pharmaceutical Company Limited, China[1]	4,428	4,130
8,580,000 (March 31, 2024: 8,580,000) equity shares of ₹ 10/- each of DRES Energy Private Limited, India	58	55
13,649,600 (March 31, 2024: 427,800) equity shares of ₹10/- each of O2 Renewable Energy IX Private Limited, India	136	4
20,25,299 (March 31, 2024: Nil) equity shares of ₹ 10/- each of Clean Renewable Energy KK 2A Private Limited,India	17	-
	4,639	**4,189**
Investment in compulsory convertible debentures		
171,504 (March 31, 2024: 7,284) compulsory convertible debentures of ₹ 1000/- each of O2 Renewable Energy IX Private Limited, India	172	7
Total Investment in equity accounted investees	**4,811**	**4,196**

(1) *Shares held in Kunshan Rotam Reddy Pharmaceutical Company Limited, China are not denominated in number of shares as per the laws of the country.*

Details of the Company's investment in Kunshan Rotam Reddy Pharmaceuticals Company Limited :

Kunshan Rotam Reddy Pharmaceuticals Company Limited ("Reddy Kunshan") is engaged in manufacturing and marketing of finished dosages in China. The Company's interest in Reddy Kunshan was 51.33% as of March 31, 2025 and March 31, 2024. Four directors of the Company are on the board of Reddy Kunshan, which consists of total eight directors. Under the terms of the joint venture agreement, all major decisions with respect to operating activities, significant financing and other activities are taken by the approval of at least five of the eight directors of Reddy Kunshan's board. As the Company does not control Reddy Kunshan's board and the other partners have significant participation rights, the Company's interest in Reddy Kunshan has been accounted for under the equity method of accounting.

Summary financial information of Reddy Kunshan, as translated into the reporting currency of the Company and not adjusted for the percentage ownership held by the Company, is as follows:

Particulars	As at/ For the year ended March 31, 2025	As at/ For the year ended March 31, 2024
Ownership	51.33%	51.33%
Current assets	6,551	6,447
Non-current assets	4,514	3,799
Total assets	**11,065**	**10,246**
Equity	8,273	7,692
Liabilities	2,792	2,554
Total equity and liabilities	**11,065**	**10,246**
Revenues	9,317	9,688
Expenses	8,893	9,396
Profit for the year	**425**	**292**
Company's share of profits for the year	218	150
Carrying value of the Company's investment[1]	4,428	4,130
Translation adjustment arising out of translation of foreign currency balances	552	472

(1) *Includes ₹ 181 representing the goodwill on acquisition of investment.*

The Company recognized an amount of ₹ Nil and ₹ 445 as of March 31, 2025 and 2024, respectively, representing its share of dividend declared by the equity accounted investee, Reddy Kunshan. The amount of dividend is adjusted against the carrying amount of investment in the consolidated statement of financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 Investment in equity accounted investees (continued)

Details of the Company's investment in DRES Energy Private Limited :

Particulars	As at March 31, 2025	As at March 31, 2024
Carrying value of the Company's investment	58	55
Company's share of Profit/(loss) for the year	3	(2)

Details of the Company's investment in Clean Renewable Energy KK2A Private Limited:

Particulars	As at March 31, 2025	As at March 31, 2024
Carrying value of the Company's investment	17	-
Company's share of loss for the year	(4)	-

Details of the Company's investment in O2 Renewable Energy IX Private Limited :

Particulars	As at March 31, 2025	As at March 31, 2024
Carrying value of the Company's investment	308	11
Company's share of loss for the year	-*	(1)

**Rounded to nearest Million*

2.7 Financial assets

2.7 A. Investments

Investments consist of investments in units of mutual funds, market linked debentures, equity securities, bonds, commercial paper, limited liability partnership firm

Particulars	As at March 31, 2025	As at March 31, 2024
Investments at FVTOCI		
Quoted equity shares (fully paid up)		
273,285 (March 31, 2024: 273,285) equity shares of US$ 0.01 each of Curis, Inc.	49	248
Total investments at FVTOCI (A)	**49**	**248**
Investments at FVTPL		
I. Investment in unquoted equity shares		
8,859 (March 31, 2024: 8,859) equity shares of ₹ 100/- each of Jeedimetla Effluent Treatment Limited, India	1	1
Ordinary shares of Biomed Russia Limited, Russia [1][2]	-	-
200,000 (March 31, 2024: 200,000) equity shares of ₹ 10/- each of Altek Engineering Limited, India [2]	-	-
24,000 (March 31, 2024: 24,000) equity shares of ₹ 100/- each of Progressive Effluent Treatment Limited, India [2]	-	-
20,250 (March 31, 2024: 20,250) equity shares of ₹ 10/- each of Shivalik Solid Waste Management Limited, India [2]	-	-
	1	**1**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.7 Financial assets (continued)

Particulars	As at March 31, 2025	As at March 31, 2024
II. Investment in unquoted mutual funds	**33,186**	**40,597**
III. Investment in partnership firms		
ABCD Technologies LLP	397	297
New Rhein Healthcare LLP	726	347
IV. Investment in quoted equity shares		
174,142 (March 31, 2024: 443,651) equity shares of Journey Medical Corporation	87	136
V. Others		
1,210,986 (March 31, 2024: 1,014,442) preference shares of 0.01 NIS(3) each of Edity Therapeutics Limited	219	166
Total investments at FVTPL (I+II+III+IV+V) (B)	**34,616**	**41,544**
Investments carried at amortised cost		
I. Investment in bonds	1,001	974
II. Investment in commercial paper	-	2,312
III. Others	33	31
Total investments carried at amortised cost (C)	**1,034**	**3,316**
Total investments (A+B+C)	**35,700**	**45,109**
Current	33,307	44,050
Non-current	2,393	1,059
	35,700	**45,109**
Aggregate carrying value of quoted investments	136	384
Aggregate market value of quoted investments	136	384
Aggregate carrying value of unquoted investments	35,564	44,725
Aggregate amount of impairment in value of investment in unquoted equity shares	-	-

(1) *Shares held in Biomed Russia Limited, Russia are not denominated in number of shares as per the laws of the country.*

(2) *Rounded off to millions.*

(3) *NIS - New Israeli shekel*

2.7 B. Trade receivables

Particulars	As at March 31, 2025	As at March 31, 2024
Trade receivables	90,378	80,249
Receivables from related parties (Refer note 2.25)	42	49
	90,420	**80,298**
Details of security		
Considered good, Unsecured	90,547	80,410
Credit impaired	1,351	1,339
	91,898	**81,749**
Less: Allowance for credit losses	(1,478)	(1,451)
	90,420	**80,298**
Current	90,420	80,298
Total carried at amortised cost	**90,420**	**80,298**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.7 Financial assets (continued)

Pursuant to certain arrangement with a bank, the Company sold to the bank certain of its trade receivables forming part of its Global Generics segment, on a non-recourse basis. The receivables sold were mutually agreed upon with the respective bank after considering the creditworthiness and contractual terms with the customer. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the respective bank, and accordingly, the same were derecognised in the Consolidated Balance Sheet. During the years ended March 31, 2025 and 2024, the amount of trade receivables derecognised pursuant to the aforesaid arrangement was ₹ 13,739 and ₹ 14,790, respectively.

In accordance with Ind AS 109, the Company uses the expected credit loss ("ECL") model for measurement and recognition of impairment loss on its trade receivables or any contractual right to receive cash or another financial asset that result from transactions that are within the scope of Ind AS 115. For this purpose, the Company uses a provision matrix to compute the expected credit loss amount for trade receivables. The provision matrix takes into account external and internal credit risk factors and historical data of credit losses from various customers. The details of changes in allowance for credit losses during the year ended March 31, 2025 and March 31, 2024 are as follows:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Balance at the beginning of the year	1,451	1,258
Provision made during the year, net of reversals	159	242
Trade receivables written off during the year and effect of changes in the foreign exchange rates	(132)	(49)
Balance at the end of the year	**1,478**	**1,451**

Trade Receivables Ageing Schedule

Particulars	Outstanding for following periods from due date of payment						
	Not due	Less than 6 months	6 months -1 year	1-2 Years	2-3 years	More than 3 years	Total
(i) Undisputed Trade receivables - considered good	81,010	8,121	949	-	-	-	90,080
(ii) Undisputed Trade Receivables - credit impaired	-	-	0	538	241	177	956
(iii) Disputed Trade receivables - considered good	-	-	-	-	467	-	467
(iv) Disputed Trade Receivables - credit impaired	-	-	-	18	42	335	395
							91,898
Less: Allowance for credit losses							(1,478)
Balance as at March 31, 2025							**90,420**

Particulars	Outstanding for following periods from due date of payment						
	Not due	Less than 6 months	6 months -1 year	1-2 Years	2-3 years	More than 3 years	Total
(i) Undisputed Trade receivables - considered good	71,350	5,693	2,954	-	-	-	79,998
(ii) Undisputed Trade Receivables - credit impaired	-	6	8	847	30	115	1,006
(iii) Disputed Trade Receivables - considered good	-	-	-	412	-	-	412
(iii) Disputed Trade Receivables - credit impaired	-	10	8	45	-	270	333
							81,749
Less: Allowance for credit losses							(1,451)
Balance as at March 31, 2024							**80,298**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.7 Financial assets (continued)

2.7 C. Other financial assets

Particulars	As at March 31, 2025	As at March 31, 2024
I. Non-current assets		
Considered good, Unsecured		
Term deposits with banks (remaining maturity more than 12 months)	4,000	-
Term deposits with financial institutions (remaining maturity more than 12 months)	4,000	-
Security deposits	750	747
Other assets	125	465
Total	**8,875**	**1,212**
II. Current assets		
Considered good, Unsecured		
Term deposits with banks (remaining maturity less than 12 months)		
Claims receivable	-	20,143
Other receivables (refer note 2.7 B)	257	135
Other assets[1]	646	165
Unsecured, considered doubtful	2,239	2,084
Claims receivable	134	134
	3,276	**22,661**
Less: Allowance for doubtful advances	(134)	(134)
Total	**3,142**	**22,527**

[1] *Others primarily includes other advances, settlement income receivable and tender rebate receivable.*

2.7 D. Cash and cash equivalents

Particulars	As at March 31, 2025	As at March 31, 2024
Balances with banks		
In current accounts(1)	11,996	4,349
In EEFC accounts	66	85
In term deposits with banks (original maturities less than 3 months)	2,441	2,515
Cash on hand	1	1
Others		
In unclaimed dividend accounts	80	87
LC and Bank guarantee margin money	70	70
Cash and cash equivalents in the consolidated balance sheet	**14,654**	**7,107**
Less: Bank overdraft used for cash management purposes	61	-
Cash and cash equivalents in the consolidated statement of cash flow (including restricted cash)	**14,593**	**7,107**
[1] includes restricted bank balance of ₹ 361 (March 31, 2024 : ₹ 143)		
Restricted cash balances included above		
Balance in unclaimed dividend and debenture interest account	80	87
Other restricted cash balances	464	213

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.7 Financial assets (continued)

2.7 E. Other bank balances

Particulars	As at March 31, 2025	As at March 31, 2024
Term deposits with banks (original maturities more than 3 months but less than 12 months)	9,948	10,170
	9,948	**10,170**

2.8 Other assets

Particulars	As at March 31, 2025	As at March 31, 2024
A. Non-current assets		
Unsecured, considered good		
Capital advances	843	953
Others	97	420
	940	**1,373**
B. Current assets		
Unsecured, considered good		
Balances and receivables from statutory authorities [1]	16,405	12,132
Government incentives receivable[2]	2,967	2,909
Prepaid expenses	1,883	1,947
Dues from other related parties (Refer note 2.25)	8	8
Advances to material suppliers	2,992	323
Others[3]	2,813	2,861
Unsecured, considered doubtful		
Other advances	156	130
	27,224	**20,310**
Less: Allowance for doubtful advances	(156)	(130)
	27,068	**20,180**

[1] *Balances and receivables from statutory authorities primarily consist of amounts recoverable towards the goods and service tax ("GST"), excise duty, and value added tax and from customs authorities of India.*

[2] *Primarily consist of amounts receivable from various government authorities of India towards benefits on export sales made by the Company and other incentives.*

[3] *Others primarily includes advances given to vendors, employees*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.9 Inventories

Particulars	As at March 31, 2025	As at March 31, 2024
Raw materials (includes in transit March 31, 2025: ₹ 286; March 31, 2024: ₹ 423)	20,165	19,030
Work-in-progress	16,525	14,222
Finished goods	21,462	19,869
Stock-in-trade	6,933	5,382
Packing material , stores and spares	6,000	5,049
	71,085	**63,552**

During the year ended March 31, 2025, the Company recorded inventory write-down of ₹5,220 (March 31, 2024 : ₹ 3,563) in the consolidated statement of profit and loss.

2.10Share capital

Particulars	As at March 31, 2025	As at March 31, 2024
Authorised share capital**		
1,450,000,000 equity shares of ₹ 1/- each (March 31, 2024: 290,000,000 equity shares of ₹ 5/ each)	1,450	1,450
Issued equity capital**		
834,456,365 equity shares of ₹ 1/- each fully paid-up (March 31, 2024: 166,818,466 equity shares of ₹ 5/ each)	834	834
Subscribed and fully paid-up**		
834,455,365 equity shares of ₹ 1/- each fully paid-up (March 31, 2024: 166,818,266 equity shares of ₹ 5/ each)	834	834
Add: Forfeited share capital(e)	-	-
	834	**834**

(a) Reconciliation of the equity shares outstanding is set out below:

Particulars	For the year ended March 31, 2025		For the year ended March 31, 2024	
	No. of shares** (of ₹ 1/- each)	Amount	No. of shares (of ₹ 5/- each)	Amount
Opening number of equity shares/share capital (face value of ₹ 5 each)	166,818,266	834	166,527,876	833
Add: Equity shares issued pursuant to employee stock option plan [(1)]	58,680	-*	290,390	1
Add: Increase in outstanding shares on account of stock split**	667,507,784	-	Not applicable	
Add: Equity shares issued pursuant to employee stock option plan[(1)] after stock split	70,635	-*	-	-
Closing number of equity shares/share capital **	**834,455,365**	**834**	**166,818,266**	**834**
Treasury shares[(2)]	2,452,260	2,264	289,791	991

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10 Share capital (continued)

**Rounded to the nearest million*

***The Board of Directors of the Company at their meeting held on July 27, 2024 have approved the sub-division/ stock split of each equity share having a face value of ₹ 5/- each, fully paid-up, into five equity shares having a face value of ₹ 1/- each, fully paid-up (the "stock split"), by alteration of the capital clause of the Memorandum of Association of the Company. Further, each American Depositary Share ("ADS") of the Company will continue to represent one underlying equity share and, therefore, the number of ADSs held by an American Depositary Receipt ("ADR") holder would consequently increase in proportion to the increase in number of equity shares. On 12 September 2024 the approval of the shareholders of the Company was obtained through a postal ballot process with a requisite majority. Consequently, the authorized share capital, the outstanding shares and Treasury shares were sub-divided into equity shares having a face value of ₹ 1/- each with effective from record date of October 28, 2024.*

(1) During the years ended March 31, 2025 and March 31, 2024, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy's Employees Stock Option Scheme, 2002 and the Dr. Reddy's Employees Stock Option Scheme, 2007. The options exercised had an exercise price of ₹ 5, ₹ 2,607, ₹ 3,679 or ₹ 5,301 (prior to stock split) and ₹ 1 (after stock split) per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognised in the "share-based payment reserve" was transferred to"securities premium" in the Statement of Changes in Equity.

(2) Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") was formed to support the Dr. Reddy's Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the year ended March 31, 2025, 1,168,490 shares were acquired from the open market. The total amount paid to acquire the shares was ₹ 1,389. During the years ended March 31, 2025 and March 31, 2024, an aggregate of 22,077 (prior to stock split) and 54,800 (after stock split) and 81,353 equity shares, respectively were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy's Employees Stock Option Scheme, 2018. The options exercised had an exercise price of ₹ 2,607, ₹ 2,814, ₹ 3,679,₹ 3,906 ₹ 4,212,₹ 4,338 ,₹ 4,663 or ₹ 5,301 (prior to stock split) and ₹ 521, ₹ 563, ₹ 736, ₹ 889, ₹ 933, ₹ 981 and ₹ 1,060 (after stock split) per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognised in the "share based payment reserve" was transferred to "securities premium" in the statement of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognised in the "securities premium".

As of March 31, 2025 and March 31, 2024, the ESOS Trust had outstanding 2,452,260 (after stock split) and 289,791 shares, respectively, which it purchased from the secondary market for an aggregate consideration of ₹ 2,264 and ₹ 991, respectively. Refer note 2.25 of these financial statements for further details on the Dr. Reddy's Employees Stock Option Scheme, 2018.

(b) Terms / rights attached to the equity shares

The Company has only one class of equity shares having a par value of ₹ 1 per share (March 31, 2024: ₹ 5 per share). For all matters submitted to vote in a shareholders meeting of the Company, every holder of an equity share, as reflected in the records of the Company as on the record date set for the shareholders meeting, shall have one vote in respect of each share held.

Should the Company declare and pay any dividends, such dividends will be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date. Indian law on foreign exchange governs the remittance of dividends outside India.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.

Final dividends on equity shares are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Director.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10 Share capital (continued)

The details of dividends paid by the Company are as follows:

Particulars	During the Year Ended March 31, 2025	During the Year Ended March 31, 2024
Dividend per share prior to effect of stock split (in absolute ₹) (face value of ₹ 5 per share)	40	40
Dividend paid during the year (net of treasury shares)	6,662	6,648
Towards the fiscal year	2024	2023

At the Company's Board of Directors' meeting held on May 09, 2025, the Board proposed a dividend of ₹ 8 per share (face value of ₹ 1 per share) and aggregating to ₹ 6,676, which is subject to the approval of the Company's shareholders.

(c) Details of shareholders holding more than 5% shares in the Company

Particulars	As at March 31, 2025		As at March 31, 2024	
	No. of shares at the end of the year (of ₹ 1/- each)	% holding	No. of shares at the end of the year (of ₹ 5/- each)	% holding
G V Prasad	96,095,920	11.52	-	-
Satish Reddy Kallam	85,738,125	10.27	-	-
APS Trust (refer note 2.36)	-	-	34,345,308	20.59
Life Insurance Corporation of India and their associates	60,015,393	7.19	8,421,089	5.05

(d) 313,790 (March 31, 2024: 501,045) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Plan, 2002", 1,140,235 (March 31, 2024: 1,382,995) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees ADR Stock Option Plan, 2007" and 2,399,070 (March 31, 2024: 2,087,265) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Scheme, 2018 ". (Refer note 2.29)

(e) Represents 1000 equity shares(after effect of stock split) of ₹ 1/- each, amount paid-up ₹ 500/- (rounded off to millions in the note above) forfeited due to non-payment of allotment money.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10 Share capital (continued)

(f) Details of shares held by promoters

Promoter Name	As at March 31, 2025		As at March 31, 2024		% change during the year *
	No. of shares at the end of the year (of ₹ 1/- each)	% of Total Shares	No. of shares at the end of the year (of ₹ 5/- each)	% of Total Shares	
G V Prasad	96,095,920	11.52%	-	0.00%	100.00%
Satish Reddy Kallam	85,738,125	10.27%	901,002	0.54%	1803.17%
APS Trust [1]	-	0.00%	34,345,308	20.59%	-100.00%
Satish Reddy Kallam (HUF)	27,618,385	3.31%	5,523,677	3.31%	0.00%
Gunupati Venkateswara Prasad (HUF)	12,717,090	1.52%	2,543,418	1.52%	0.00%
Samrajyam Reddy Kallam	-	0.00%	1,120,499	0.67%	-100.00%
Anuradha Gunupati	46,025	1.00%	9,205	0.01%	0.00%
Deepti Reddy Kallam	25,700	0.00%	5,140	0.00%	0.00%
G.V. Sanjana Reddy	25,700	0.00%	5,140	0.00%	0.00%
G. Mallika Reddy	25,695	0.00%	5,139	0.00%	0.00%
Sharathchandra Reddy Gunupati	13,000	0.00%	2,600	0.00%	0.00%

Promoter Name	As at March 31, 2024		As at March 31, 2023		% change during the year
	No. of shares at the end of the year (of ₹ 5/- each)	% of Total Shares	No. of shares at the end of the year (of ₹ 5/- each)	% of Total Shares	
APS Trust	34,345,308	20.59%	34,345,308	20.62%	0.00%
Satish Reddy Kallam (HUF)	5,523,677	3.31%	5,523,677	3.32%	0.00%
Gunupati Venkateswara Prasad (HUF)	2,543,418	1.52%	2,543,418	1.53%	0.00%
Samrajyam Reddy Kallam	1,120,499	0.67%	1,120,499	0.67%	0.00%
Satish Reddy Kallam	901,002	0.54%	901,002	0.54%	0.00%
Anuradha Gunupati	9,205	0.01%	9,205	0.01%	0.00%
Deepti Reddy Kallam	5,140	0.00%	5,140	0.00%	0.00%
G.V. Sanjana Reddy	5,140	0.00%	5,140	0.00%	0.00%
G. Mallika Reddy	5,139	0.00%	5,139	0.00%	0.00%
Sharathchandra Reddy Gunupati	2,600	0.00%	2,600	0.00%	0.00%

The percentage shareholding above has been computed considering the outstanding number of shares 834,455,365 and 166,818,266 As at March 31, 2025 and March 31, 2024, respectively.

** The outstanding number of shares as at March 31, 2024 and shares held during the year by respective promoters have been adjusted to give the the effect of stock split i.e., 1:5 for the computation of % change during the year ended March 31, 2025.*

[1] *On May 22, 2024, the APS Trust transferred 15,126,124 (prior to stock split) equity shares, representing 9.07% of outstanding equity shares, to Satish Reddy Kallam and 19,219,184 (prior to stock split) equity shares, representing 11.52% of outstanding equity shares, to G V Prasad. This change has not resulted in any change in the total promoter shareholding of the company. Further, there are no shares held by APS after May 22, 2024.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.11 Financial Liabilities

2.11 A. Non-current borrowings

Particulars	As at March 31, 2025	As at March 31, 2024
Unsecured		
Long-term loans from banks (a and b)[1]	3,800	3,800
	3,800	**3,800**

2.11 B. Current borrowings

Particulars	As at March 31, 2025	As at March 31, 2024
From Banks		
Unsecured		
Pre-shipment credit (c and d)	32,855	2,500
Working capital borrowings (c and d)	5,129	10,223
Bank overdraft	61	-
	38,045	**12,723**

(1) *The Rupee term loan obtained from bank by the subsidiary i.e., Aurigene Pharmaceutical Services Limited is subject to certain covenants that are required to be maintained on a consolidated basis during the period of the loan. The covenant is to be tested on an annual basis at the end of each financial year. As at March 31, 2025 and March 31, 2024, the Company is in compliance with the covenants and has no indication that it will have difficulty in complying with the same.*

a) The interest rate profiles of long-term borrowings as at March 31, 2025 and March 31, 2024 were as follows:

Particulars	As at March 31, 2025		As at March 31, 2024	
	Currency	Interest Rate	Currency	Interest Rate
Long-term loans from banks	INR	3 months T-bill + 84 bps	INR	3 months T-bill + 84 bps

b) The aggregate maturities of long-term loans and borrowings, based on contractual maturities :

Particulars	As at March 31, 2025	As at March 31, 2024
Maturing in		
Less than 1 year	-	-
1-2 years	3,800	-
2-3 years	-	3,800
3-4 years	-	-
4-5 years	-	-
Thereafter	-	-
	3,800	**3,800**

c) Short-term borrowings primarily consist of "pre-shipment credit" drawn by the parent company and other unsecured loans drawn by the parent company and certain of its subsidiaries in Russia, Brazil, Ukraine and Mexico which are repayable within 12 months from the date of drawdown.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.11 Financial Liabilities (continued)

d) The interest rate profile of short-term borrowings from banks is given below:

Particulars	As at March 31, 2025		As at March 31, 2024	
	Currency[1]	Interest Rate[2]	Currency[1]	Interest Rate[2]
Pre-shipment credit	INR	3 Months T-bill+35 bps to 60 bps	INR	3 months T-bill + 0.05%
	INR	1 Month T-bill +35 bps		
	USD	6 Month SOFR + 10 bps to 65 bps		
Other working capital borrowings	EUR	–	EUR	4.44%
	MXN	TIIE + 1.35%	MXN	TIIE + 1.35%
	RUB	Key rate + 470 bps to 590 bps	RUB	Key rate + 235 bps to 276 bps
	BRL	CDI + 1.55%	BRL	-
	INR	7.50%	INR	3 Month T-bill + 10 bps

(1) *"BRL" means Brazilian reals, "EUR" means Euro, "INR" means Indian rupees, "MXN" means Mexican pesos, "RUB" means Russian rubles and "U.S.$" means U.S. dollars.*

(2) *"CDI" means Brazilian interbank deposit rate (Certificado de Depósito Interbancário), "Key rate" means the key interest rate published by the Central Bank of Russia, "SOFR" means Secured Overnight Financing Rate, "T-bill" means India Treasury bill interest rate and "TIIE" means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio).*

e) The Company had uncommitted lines of credit of ₹ 50,904 and ₹ 61,131 as of March 31, 2025 and March 31, 2024, respectively, from its banks for working capital requirements. The Company draw upon these lines of credit based on its working capital requirements.

f) Reconciliation of liabilities arising from financing activities

During the year ended March 31, 2025

Particulars	Non-current borrowings	Current borrowings	Total
Opening balance	3,800	12,723	16,523
Borrowings made during the year [1]	-	80,646	80,646
Borrowings repaid during the year	-	(56,156)	(56,156)
Effect of changes in foreign exchange rates	-	771	771
Closing balance	**3,800**	**37,984**	**41,784**

(1) *Adjusted for Bank-overdraft of ₹ 61*

During the year ended March 31, 2024

Particulars	Non-current borrowings	Current borrowings	Total
Opening balance	-	11,190	11,190
Borrowings made during the year	3,800	15,566	19,366
Borrowings repaid during the year	-	(13,873)	(13,873)
Effect of changes in foreign exchange rates	-	(160)	(160)
Closing balance	**3,800**	**12,723**	**16,523**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.11 Financial Liabilities (continued)

2.11 C. Lease liabilities

Particulars	As at March 31, 2025	As at March 31, 2024
Non-current Lease liabilities		
Long-term maturities of lease obligation	4,064	2,190
	4,064	**2,190**
Current Lease liabilities		
Current maturities of lease obligation	857	1,307
	857	**1,307**

a) The aggregate maturities of long-term leases, based on contractual maturities

Particulars	As at March 31, 2025	As at March 31, 2024
Maturing in		
Less than 1 year	1,104	1,529
1-2 years	911	910
2-3 years	840	491
3-4 years	594	391
4-5 years	539	201
Thereafter	2,736	709
Total	**6,724**	**4,231**
Less : Finance component	(1,803)	(734)
	4,921	**3,497**

b) Reconciliation of lease liabilities arising from financing activities

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Opening balance	3,497	2,282
Recognition of right-of-use liability during the year	2,576	2,348
Payment of principal portion of lease liabilities	(1,294)	(1,147)
Effect of changes in foreign exchange rates	142	14
Closing balance	**4,921**	**3,497**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.11 Financial Liabilities (continued)

2.11 D. Other financial liabilities

Particulars	As at March 31, 2025	As at March 31, 2024
Non-current financial liabilities		
Capital creditors	198	-
	198	**-**
Current financial liabilities		
Accrued expenses	25,201	24,784
Capital creditors	9,039	4,774
DRHL Merger Payable a/c [1]	203	144
Trade and security deposits received	156	203
Unclaimed dividends[2]	80	87
Others [3]	5,019	4,548
	39,698	**34,540**

[1] *Represents balance portion of costs, charges and expenses relating to merger scheme to borne out of the surplus assets of DRHL including ₹59 tax refund received during the year ended March 31, 2025 for AY 21-22*

[2] *Unclaimed amounts are transferred to Investor Protection and Education Fund after seven years from the due date.*

[3] *Includes earn-out consideration payable to Haleon UK Enterprises Limited. Refer to Note 2.40 B of these consolidated financial statements for further details.*

2.11 E. Trade payables

Particulars	As at March 31, 2025	As at March 31, 2024
Due to micro, small and medium enterprises (MSME)[1]	210	282
Other than micro, small and medium enterprises (Others)	26,268	25,862
	26,478	**26,144**

For details regarding the Company's exposure to currency and liquidity risks, refer note 2.32 of these consolidated financial statements under "Liquidity risk".

Trade payables and other financial liabilities includes amount due to related party ₹ 62 and ₹ 24 as on March 31, 2025 and March 31, 2024, refer note 2.25 of these consolidated financial statements.

[1] (a) *The principal amount remaining unpaid as at March 31, 2025 in respect of enterprises covered under the "Micro, Small and Medium Enterprises Development Act, 2006" (MSMED) is ₹ 210 (March 31, 2024: ₹ 268). The interest amount computed based on the provisions under Section 16 of the MSMED is ₹ 0.00 (March 31, 2024: ₹ 0.00) is remaining unpaid as of March 31, 2025.*

(b) *The amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the appointed day during the year) but without adding the interest specified under this Act is ₹ Nil (March 31, 2024: ₹ Nil).*

(c) *Dues to Micro and Small Enterprises have been determined to the extent such parties have been identified on the basis of information collected by the Management.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.11 Financial Liabilities (continued)

Trade Payables ageing schedule

Particulars	Outstanding for following periods from due date of payment				Total
	Less than 1 year	1-2 Years	2-3 Years	More than 3 years	
(i) Undisputed dues - MSME	210	-	-	-	210
(ii) Undisputed dues - Others	25,296	244	55	161	25,756
(ii) Disputed dues - Others	-	-	512	-	512
Balance as at March 31, 2025	**25,506**	**244**	**567**	**161**	**26,478**

Particulars	Outstanding for following periods from due date of payment				Total
	Less than 1 year	1-2 Years	2-3 Years	More than 3 years	
(i) Undisputed dues - MSME	282	-	-	-	282
(ii) Undisputed dues - Others	24,889	231	50	182	25,351
(ii) Disputed dues - Others	-	511	-	-	511
Balance as at March 31, 2024	**25,171**	**742**	**50**	**182**	**26,144**

2.12Provisions

Particulars	As at March 31, 2025	As at March 31, 2024
A. Non-current provisions		
Provision for employee benefits (Refer note 2.28)		
Long service award benefit plan	32	63
Pension, seniority and severance indemnity plans	46	56
Compensated absences	64	59
Environmental liability [(a)(b)]	64	61
Legal and others	92	-
	298	**239**
B. Current provisions		
Provision for employee benefits (Refer note 2.28)		
Gratuity	603	361
Long service award benefit plan	95	14
Pension, seniority and severance indemnity plans	15	16
Compensated absences	875	1,146
Other provisions [(a)(b)]		
Refund liability	5,297	4,579
Legal and others	871	804
	7,756	**6,920**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.12 Provisions (continued)

a) Details of changes in other provisions during the year ended March 31, 2025 are as follows:

	Refund liability[(1)]	Environmental liability[(2)]	Legal and others [(3)]	Total
Balance at the beginning of the year	4,579	61	804	5,444
Provision made during the year, net of reversals	4,784	-	159	4,943
Provision used during the year	(4,129)	-	-	(4,129)
Effect of changes in foreign exchange rates	63	3	-	66
Balance at end of the year	**5,297**	**64**	**963**	**6,324**
Current	5,297	-	871	6,168
Non- current	-	64	92	156
	5,297	**64**	**963**	**6,324**

b) Details of changes in other provisions during the year ended March 31, 2024 are as follows:

	Refund liability[(1)]	Environmental liability[(2)]	Legal and others [(3)]	Total
Balance at the beginning of the year	4,716	59	738	5,513
Provision made during the year, net of reversals	3,321	-	66	3,387
Provision used during the year	(3,502)	-	-	(3,502)
Effect of changes in foreign exchange rates	44	2	-	46
Balance at end of the year	**4,579**	**61**	**804**	**5,444**
Current	4,579	-	804	5,383
Non- current	-	61	-	61
	4,579	**61**	**804**	**5,444**

(1) *Refund liability is accounted for by recording a provision based on the Company's estimate of expected sales returns. Refer note 1.3 (n) of these consolidated financial statements for the Company's accounting policy on refund liability.*

(2) *As a result of the acquisition of a unit of The Dow Chemical Company in April 2008, the Company assumed a liability for contamination of the Mirfield site acquired of ₹ 39 (carrying value ₹ 64). The seller is required to indemnify the Company for this liability. Accordingly, a corresponding asset has also been recorded in these consolidated financial statements.*

(3) *Primarily consists of provision recorded towards the potential liability arising out of a litigation relating to cardiovascular and anti-diabetic formulations. Refer note 2.33 of these consolidated financial statements under "Product and patent related matters - Matters relating to National Pharmaceutical Pricing Authority" for further details.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.13 Other liabilities

Particulars		As at March 31, 2025	As at March 31, 2024
A.	Non-current liabilities		
	Deferred revenue[1]	1,162	1,193
	Cash settled ESOP Liability (Refer note 2.29)	202	211
	Other non-current liabilities	892	1,736
		2,256	3,140
B.	Current liabilities		
	Salary and bonus payable	5,209	4,865
	Cash settled ESOP Liability (Refer note 2.29)	420	365
	Statutory dues payable	4,947	4,169
	Deferred revenue[1]	421	374
	Advance from customers	1,562	1,061
	Others	631	603
		13,190	11,437

[1] *Refer note 2.14 for details of deferred revenue.*

2.14 Revenue from contracts with customers and trade receivables

Revenue from contracts with customers:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Sales	316,320	271,396
Service income	5,426	5,655
License fees[1]	3,789	2,113
	325,535	279,164

[1] *During the year ended March 31, 2025, the license fees includes an amount of ₹1,266 (U.S.$15) as a milestone payment received upon U.S. FDA approval of DFD 29, in accordance with the license and collaboration agreement dated June 29, 2021 with Journey Medical Corporation. This transaction pertains to the Company's Others segment;*

Analysis of revenues by segments:

The following table shows the analysis of revenues (excluding other operating income) by segments:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Global Generics	289,552	245,453
PSAI	33,846	29,801
Others	2,137	3,910
	325,535	279,164

Refer to Note 2.26 ("Segment reporting") for details on revenues by therapeutic area, and revenues by geography.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.14 Revenue from contracts with customers and trade receivables (continued)

Details of significant gross to net adjustments relating to Company's North America Generics business (amounts in US$ millions)

A roll-forward for each major accrual for the Company's North America Generics business for the financial years ended March 31, 2025 and March 31, 2024 is as follows:

All values in US$ millions

Particulars	Chargebacks	Rebates	Medicaid	Refund Liability[2]
Balance as at April 01, 2023	247	87	13	35
Current provisions relating to sales during the year	2,844	322	31	21
Provisions and adjustments relating to sales in prior years	-*	-	-	-
Credits and payments**	(2,803)	(307)	(25)	(21)
Balance as at March 31, 2024	**288**	**102**	**19**	**35**
Balance as at April 01, 2024	288	102	19	35
Current provisions relating to sales during the year[1]	2,720	253	23	34
Provisions and adjustments relating to sales in prior years*	-*	-	-	-
Credits and payments**	(2,665)	(252)	(29)	(27)
Balance as at March 31, 2025	**343**	**103**	**13**	**42**

** Currently, the Company does not separately track provisions and adjustments, in each case to the extent relating to prior years for chargebacks. However, the adjustments are expected to be non-material. The volumes used to calculate the closing balance of chargebacks represent approximately 1.0 to 1.4 months equivalent of sales, which corresponds to the pending chargeback claims yet to be processed.*

***Currently, the Company does not separately track the credits and payments, in each case to the extent relating to prior years for chargebacks, rebates, Medicaid payments or refund liability.*

[1] *Chargebacks provisions and payments for the year ended March 31, 2025 were each lower as compared to the year ended March 31, 2024, primarily as a result of reduction in the invoice price to wholesalers for few of the Company's major products. This was offset to some extent due to higher pricing rates on account of reductions in the contract prices through which the product is resold in the retail part of the supply chain for certain of the Company's products.*

[2] *The Company's overall provision for refund liability as of March 31, 2025 relating to the Company's North America Generics business was U.S.$42, compared to a liability of U.S.$35 as of March 31, 2024. The refund liability created for new product launches and volume growth, were off-set by the reductions in the contract prices and by product mix changes*

The estimates of "gross-to-net" adjustments for the Company's operations in India and other countries outside of the United States relate mainly to refund liability in all such operations, and certain rebates to healthcare insurance providers are specific to the Company's German operations. The pattern of such refund liability is generally consistent with the Company's gross sales. In Germany, the rebates to healthcare insurance providers mentioned above are contractually fixed in nature and do not involve significant estimations by the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.14 Revenue from contracts with customers and trade receivables (continued)

Details of refund liabilities:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Balance at the beginning of the year	4,579	4,716
Provision made during the year, net of reversals	4,784	3,321
Provision used during the year	(4,129)	(3,502)
Effect of changes in foreign exchange rates	63	44
Balance at end of the year	**5,297**	**4,579**
Current	5,297	4,579
Non-current	-	-
	5,297	**4,579**

Details of contract asset:

As mentioned in the accounting policies for refund liability set forth in note 1.3 (n) of these consolidated financial statements, the Company recognises an asset, (i.e., the right to the returned goods), which is included in inventories for the products expected to be returned. The Company initially measures this asset at the former carrying amount of the inventory, less any expected costs to recover the goods, including any potential decreases in the value of the returned goods. Along with re-measuring the refund liability at the end of each reporting period, the Company updates the measurement of the asset recorded for any revisions to its expected level of returns, as well as any additional decreases in the value of the returned products.

As on March 31, 2025 and March 31, 2024, the Company had ₹ 51 and ₹ 48, respectively, as contract assets representing the right to returned goods.

Details of contract liabilities:

Particulars	As at March 31, 2025	As at March 31, 2024
Advance from customers	1,562	1,061
	1,562	**1,061**

Details of deferred revenue:

Tabulated below is the reconciliation of deferred revenue for the years ended March 31, 2025 and March 31, 2024:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Balance at the beginning of the year	1,567	2,367
Revenue recognised during the year	(1,799)	(1,768)
Milestone received during the year	1,815	968
Balance at end of the year	**1,583**	**1,567**
Current	421	374
Non-current	1,162	1,193
	1,583	**1,567**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.15 Other operating income

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Sale of spent chemicals	437	489
Scrap sales	323	338
Miscellaneous income, net	144	120
	904	**947**

2.16 Other income

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Interest income	2,677	2,278
Fair value gain on financial instruments measured at fair value through profit or loss(1)	3,554	3,149
Foreign exchange gain, net	1,322	274
Profit on disposal of property, plant and equipment and other intangible assets,net(2)	1,512	900
Miscellaneous income, net(3)	1,908	2,342
	10,973	**8,943**

(1) Total Net gains on fair value changes includes net realised gain on sale of investments of ₹3,203 (March 31, 2024: ₹994)

(2) In the year ended March 31, 2025, profit on disposal of property, plant and equipment and other intangible assets, net includes cumulative amount of foreign exchange gain of ₹ 1,493, reclassed from the foreign currency translation reserve, and a loss of ₹ 52 due to turnaround fees paid upon divestment of the membership interest in the subsidiary "Dr. Reddy's Laboratories Louisiana LLC".

In addition to the above, in connection with this divestment the Company also has recognized an amount of ₹ 293, primarily comprising severance payments to employees in the consolidated profit or loss account. This transaction pertains to the Company's Global Generics Segment.

(3) Miscellaneous income, net for the year ended March 31, 2024 includes:

₹984 recognized pursuant to a settlement of product related litigation by the Company and its affiliates in the United Kingdom; and ₹540 recognized pursuant to a settlement agreement with Janssen Group, in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company's ANDS for a generic version of Zytiga® (Abiraterone).

2.17 Changes in inventories of finished goods, work-in-progress and stock-in-trade :

Particulars	For the year ended March 31, 2025		For the year ended March 31, 2024	
Opening				
Work-in-progress	14,222		11,698	
Finished goods	19,869		13,617	
Stock-in-trade	5,382	39,473	7,353	32,668
Closing				
Work-in-progress	16,525		14,222	
Finished goods	21,462		19,869	
Stock-in-trade	6,933	44,920	5,382	39,473
(Increase)/Decrease in inventory		**(5,447)**		**(6,805)**

During the year ended March 31, 2025 and March 31, 2024, an amount of ₹ 3,331 and ₹ 4,232 representing government grants has been accounted for as a reduction from cost of material consumed respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.18 Employee benefits expense

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Salaries, wages and bonus	45,442	41,250
Contribution to provident and other funds	4,507	3,974
Staff welfare expenses	5,055	4,256
Share-based payment expenses	796	821
	55,800	**50,301**

2.19 Depreciation and amortisation expense

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Depreciation of property, plant and equipment	10,484	9,560
Amortisation of other intangible assets	6,553	5,140
	17,037	**14,700**

2.20 Finance costs

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Interest on long-term borrowings	287	226
Interest on lease liabilities	391	256
Interest on other borrowings	2,151	1,229
	2,829	**1,711**

2.21 Other expenses

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Consumption of stores, spares and other materials	12,263	9,541
Clinical trials and other research and development expenses	7,695	5,822
Advertisements	3,346	2,721
Commission on sales	441	363
Carriage outward	7,569	5,468
Communication expenses	1,566	1,207
Other selling expenses	17,899	12,723
Legal and professional	9,363	8,545
Power and fuel	5,625	5,339
Repairs and maintenance		
Buildings	420	456
Plant and equipment	1,757	1,608
Others	3,497	3,445
Insurance	1,073	1,047
Travel and conveyance	3,323	2,973

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.21 Other expenses (continued)

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Rent	543	405
Rates and taxes	2,051	1,468
Corporate social responsibility[1]	793	596
Donations[2]	478	343
Allowance for credit losses, net (Refer note 2.7 B)	159	242
Allowance for doubtful advances, net	2	33
Non-Executive Directors' remuneration	144	143
Auditors' remuneration (Refer note 2.23)	45	39
Other general expenses	3,624	3,861
	83,676	**68,389**

[1]Details of corporate social responsibility expenditure in accordance with section 135 of the Companies Act, 2013:

	Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
i)	Amount required to be spent by the company during the year	793	596
ii)	Amount required to be set off for the financial year, if any	-	-
iii)	Total CSR obligation for the financial year	**793**	**596**
iv)	Amount of expenditure incurred		
	(a) Construction/acquisition of any asset	2	21
	(b) On purposes other than (a) above	743	578
		745	**599**
v)	Shortfall at the end of the year**	50	0*
vi)	Total of previous years shortfall	-	5
vii)	Reason for shortfall	Pertains to ongoing projects	Pertains to ongoing projects
viii)	Nature of CSR activities	Environmental Sustainability, promoting education, healthcare, livelihood enhancement projects, and rural development projects	
ix)	Details of related party transactions, e.g.,contribution to a trust controlled by the company in relation to CSR expenditure as per relevant Accounting Standard(1)	626	493
x)	Where a provision is made with respect to a liability incurred by entering into a contractual obligation, the movements in the provision	NA	NA

[1] *Refer note 2.25 for Contributions towards social development.*

** Rounded off to miillion*

*** Total amount unspent for the year ended March 31, 2025 ₹ 50 has been transferred to Unspent CSR Account on April 25, 2025.*

[2] *Donations for the year ended March 31, 2025 include Political contributions amounting to ₹ 350 made to Prudent Electoral Trust. For the year ended March 31, 2024, political contributions amounting to ₹ 310 were made by the Company through electoral bonds prior to the Hon'ble Supreme Court judgement pronounced on February 15, 2024 in relation to reinstatement of section 182 of the Companies Act, 2013.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.22 Research and development expenses

Details of research and development expenses (excluding depreciation and amortisation expense) incurred during the year and included under various heads of expenditures are given below:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Employee benefits expense (included in note 2.18)	6,333	5,962
Other expenses (included in note 2.21)		
Materials and consumables	9,853	7,569
Clinical trials and other research and development expenses	7,695	5,822
	23,881	**19,354**

2.23 Auditors' remuneration

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Audit fees	38	33
Other charges - Certification fees	3	2
Reimbursement of out of pocket expenses	4	4
	45	**39**

2.24 Earnings per share (EPS)

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Earnings		
Profit attributable to equity shareholders of the Company	56,551	55,779
Shares		
Number of equity shares at the beginning of the year (excluding treasury shares)[2]	832,642,375	830,783,660
Effect of equity shares issued on exercise of stock options[2]	308,301	1,184,855
Weighted average number of equity shares – Basic	**832,950,406**	**831,968,515**
Dilutive effect of stock options outstanding[1]	1,228,728	1,569,165
Weighted average number of equity shares – Diluted	**834,179,134**	**833,537,680**
Earnings per share of par value ₹1/- Basic (₹)[2]	67.89	67.04
Earnings per share of par value ₹ 1/- Diluted (₹)[2]	67.79	66.92

(1) *As at March 31, 2025 and March 31, 2024, 941,080 (after effect of stock split) and 1,227,725 (after effect of stock split) options, respectively, were excluded from the diluted weighted average number of equity shares calculation because their effect would have been anti-dilutive. The average market value of the Company's shares for the purpose of calculating the dilutive effect of stock options was based on quoted market prices for the year during which the options were outstanding.*

(2) *Earnings per share is computed after giving effect to 1:5 forward stock split effective October 28, 2024 for all periods presented. Refer to Note 2.10 of these consolidated financial statements for further details regarding such stock split.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Related parties

a) In accordance with the provisions of Ind AS 24, Related Party Disclosures and the Companies Act, 2013, Company's Directors, members of the Company's Management Council and Company Secretary are considered as Key Managerial Personnel.

	List of Key Managerial Personnel of the Company is as below:	
1.	K Satish Reddy	Whole-time director (Chairman)
2.	G V Prasad	Whole-time director (Co-Chairman and Managing Director)
3.	Dr. K P Krishnan	Independent director
4.	Kalpana Morparia (till July 30, 2024)	Independent director
5.	Leo Puri	Independent director
6.	Penny Wan	Independent director
7.	Shikha Sharma	Independent director
8	Arun Madhavan Kumar	Independent director
9	Dr. Claudio Albrecht	Independent director
10.	Dr. Alpna Hansraj Seth	Independent director
11.	Sanjiv Sushil Mehta	Independent director
12.	Archana Bhaskar	Management council member
13.	Deepak Sapra	Management council member
14.	Erez Israeli	Chief Executive Officer and Management council member
15.	Marc Kikuchi (till May 24, 2024)	Management council member
16.	M V Ramana	Management council member
17.	Mannam Venkata Narasimham (w.e.f. August 01, 2024)	Chief Financial Officer and Management council member
18.	Parag Agarwal (till July 31, 2024)	Chief Financial Officer and Management council member
19.	Patrick Aghanian	Management council member
20.	Sanjay Sharma	Management council member
21.	Sushrut Kulkarni	Management council member
22.	Krishna Venkatesh	Management council member
23.	B Phanimitra	Management council member
24.	K Randhir Singh	Company secretary, Compliance officer and Head - CSR
b)	List of related parties with whom transactions have taken place during the current and/or previous year:	
1.	Dr. Reddy's Institute of Life Sciences	Enterprise over which whole-time directors have significant influence
2.	Stamlo Industries Limited	Enterprise controlled by whole-time directors
3.	Green Park Hotels and Resorts Limited	Enterprise controlled by relative of a whole-time director
4.	K Samrajyam*	Mother of Chairman
5.	G Anuradha	Spouse of Co-chairman
6.	K Deepti Reddy	Spouse of Chairman
7.	G Mallika Reddy	Daughter of Co-chairman
8.	G V Sanjana Reddy	Daughter of Co-chairman
9.	Akhil Ravi	Son-in-law of Co-chairman
10.	Shravya Reddy Kallam	Daughter of Chairman
11.	Dr. Reddy's Foundation	Enterprise over which whole-time directors and their relatives have significant influence
12.	Indus Projects Private Limited	Enterprise over which relatives of whole-time directors have significant influence
13.	Green Park Hospitality Services Private Limited	Enterprise controlled by relative of a whole-time director

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Related parties (continued)

14.	AverQ Inc (till July 30, 2024)	Enterprise over which Key Managerial Personnel have significant influence
15.	Iosynth Labs Private Limited	Enterprise over which whole-time directors have significant influence
16.	Araku Originals Private Limited	Enterprise over which whole-time directors have significant influence
17.	Zenfold Sustainable Technologies Private Limited (w.e.f July 27, 2024)	Enterprise over which relative of a whole-time directors have significant influence

**Ceases to be related party upon their demise on February 19, 2025.*

Further, the Company contributes to the Dr. Reddy's Laboratories Gratuity Fund, which maintains the plan assets of the Company's Gratuity Plan for the benefit of its employees. Refer note 2.28 of these consolidated financial statements for information on transactions between the Company and the Gratuity Fund.

c) The following is a summary of significant related party transactions:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Research and development services received		
Dr.Reddy's Institute of Life Sciences	277	210
Purchase of goods		
Zenfold Sustainable Technologies Private Limited	58	-
Purchase / (Sale) of assets		
Dr Reddy's Institute of Life Sciences	(1)	-
Contributions towards social development		
Dr.Reddy's Foundation	626	493
Catering services		
Green Park Hospitality Services Private Limited	481	454
Facility management services		
Green Park Hospitality Services Private Limited	46	46
Hotel expenses		
Green Park Hotel and Resorts Limited	46	56
Stamlo Industries Limited	8	11
Total	**54**	**67**
Civil works		
Indus Projects Private Limited	380	13
Professional consulting services		
AverQ Inc.	-	3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Related parties (continued)

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Others		
Iosynth Labs Private Limited	-	4
Araku Originals Private Limited	-	1
Dividend income from joint ventures		
Kunshan Rotam Reddy Pharmaceuticals Company Limited	-	445
Sales of goods		
Kunshan Rotam Reddy Pharmaceuticals Company Limited	67	21
Zenfold Sustainable Technologies Private Limited	8	-
Total	**75**	**21**
License fees received		
Kunshan Rotam Reddy Pharmaceuticals Company Limited	-	83
Lease rentals paid to		
K Satish Reddy	16	15
Relatives of Key Managerial Personnel	23	22
	39	**37**
Lease rentals received		
DRES Energy Private Limited	1	1
Purchase of Solar power		
DRES Energy Private Limited	138	123
Clean Renewable Energy KK 2A Private Limited	7	-
Total	**145**	**123**
Salaries to relatives of Key Managerial Personnel	21	15
Remuneration to Key Managerial Personnel		
Salaries and other benefits [1]	870	899
Contributions to defined contribution plans	37	37
Commission to directors	379	383
Share-based payments expense	179	182
Total	**1,465**	**1,501**
Investment made in Associate		
O2 Renewable Energy IX Private Limited	296	12
Clean Renewable Energy KK 2A Private Limited	21	-
Total	**317**	**12**

[1] *Some of the Key Managerial Personnel of the Company are also covered under the Company's Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company's Gratuity Plan have not been separately computed or included in the above disclosure.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Related parties (continued)

d) The Company has the following amounts due from/ to related parties:

Particulars	As at March 31, 2025	As at March 31, 2024
Due from related parties		
Key Managerial Personnel (towards rent deposits)	8	8
Kunshan Rotam Reddy Pharmaceuticals Company Limited	41	49
DRES Energy Private Limited	1	-
Total	**50**	**57**

Particulars	As at March 31, 2025	As at March 31, 2024
Due to related parties		
Zenfold Sustainable Technologies Private Limited	22	-
Green Park Hospitality Services Private Limited	17	4
Indus Projects Private Limited	20	4
DRES Energy Private Limited	3	14
Green Park Hotels and Resorts Limited	-*	1
Stamlo Industries Limited	-*	1
Total	**62**	**24**

**Rounded off to millions.*

Terms and conditions of related parties

The related party transactions entered during the year ended March 31, 2025 and March 31, 2024 are in the ordinary course of business and on terms as applicable to third party in an arm's length transaction. Settlement of outstanding balances as at March 31, 2025 and March 31, 2024 occurs in cash.

2.26 Segment reporting

The Chief Operating Decision Maker ("CODM") evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments and does not review the total assets and liabilities of an operating segment. The office of Chief Executive Officer ("CEO") is the CODM of the Company.

The Company's reportable operating segments are as follows:

- Global Generics;
- Pharmaceutical Services and Active Ingredients ("PSAI");
- Others*

Global Generics: This segment consists of the Company's business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company's biologics business and the portfolio of consumer healthcare brands in the Nicotine Replacement Therapy category (the "NRT Business") that the Company recently acquired is also included in this segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Segment reporting (continued)

Pharmaceutical Services and Active Ingredients: This segment primarily consists of the Company's business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as "API", which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. The Company also serves its customers with incremental value added products, including semi-finished and finished formulations, which are included in this segment. This segment also includes the Company's pharmaceutical services business, which provides contract research services and manufactures and sells active pharmaceutical ingredients in accordance with the specific customer requirements.

Others: This segment consists of the Company's other business operations, which includes the Company's wholly-owned subsidiaries, Aurigene Oncology Limited ("AOL") (formerly Aurigene Discovery Technologies Limited) and the company's Proprietary Products business. AOL is a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. AOL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations. The Proprietary Products business focuses on the research and development of differentiated formulations and is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.

The measurement of each segment's revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company's consolidated financial statements.

Segment information:

Reportable segments	For the Year Ended March 31, 2025			
	Global Generics	PSAI	Others	Total
Revenue from operations	289,810	43,868	2,150	335,828
Less: Inter-segment revenue[(1)]		(9,389)		(9,389)
Revenue from operations	**289,810**	**34,479**	**2,150**	**326,439**
Gross profit	**179,606**	**9,178**	**1,665**	**190,449**
Less: Selling and other unallocable expense/ (income), net				113,871
Profit before tax and before share of equity accounted investees				**76,578**
Add: Share of profit of equity accounted investees				217
Profit before tax				**76,795**
Tax expense				19,543
Profit for the year				**57,252**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Segment reporting (continued)

Reportable segments	For the Year Ended March 31, 2024			
	Global Generics	PSAI	Others	Total
Revenue from operations	245,673	41,295	3,922	290,890
Less: Inter-segment revenue[1]		(10,779)	-	(10,779)
Revenue from operations	**245,673**	**30,516**	**3,922**	**280,111**
Gross profit	**154,272**	**6,929**	**2,423**	**163,624**
Less: Selling and other unallocable expense/ (income), net				91,761
Profit before tax and before share of equity accounted investees				71,863
Add: Share of profit of equity accounted investees				147
Profit before tax				**72,010**
Tax expense				16,231
Profit for the year				**55,779**

[1] *Inter-segment revenue represents sale from PSAI to Global Generics at cost.*

Analysis of revenues within the Global Generics segment:

An analysis of revenues (excluding other operating income of ₹ 258 for year ended March 31, 2025 and ₹ 220 for year ended March 31, 2024) by therapeutic areas in the Company's Global Generics segment is given below:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Oncology	85,798	67,563
Nervous System	43,345	29,760
Pain Management	27,552	23,990
Gastrointestinal	25,315	23,368
Respiratory	18,551	17,291
Cardiovascular	17,034	16,326
Anti-Infective	12,774	15,896
Dermatology	9,130	7,691
Hematology	8,628	10,949
Diabetology	7,452	5,336
Nutraceuticals	6,427	5,680
Others	27,546	21,603
Total	**289,552**	**245,453**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Segment reporting (continued)

Analysis of revenues within the PSAI segment:

An analysis of revenues (excluding other operating income of ₹ 633 for year ended March 31, 2025 and ₹ 715 for year ended March 31, 2024) by therapeutic areas in the Company's PSAI segment is given below:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Cardiovascular	7,060	6,915
Nervous System	3,722	2,907
Pain Management	3,668	4,221
Oncology	3,398	3,558
Hematology	2,458	646
Diabetology	2,039	1,609
Anti-Infective	1,677	1,456
Gastrointestinal	1,220	1,108
Dermatology	742	862
Respiratory	667	899
Genitourinary	416	367
Others	6,779	5,253
Total	**33,846**	**29,801**

Analysis of revenues by geography:

The following table shows the distribution of the Company's revenues (excluding other operating income) by country, based on the location of the customers:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
India	55,830	48,473
United States	149,351	135,565
Russia	25,958	22,301
Others [1]	94,396	72,825
Total	**325,535**	**279,164**

[1] *Others include Germany, the United Kingdom, Ukraine, China, Canada, Brazil, South africa and other countries across the world.*

Analysis of assets by geography:

The following table shows the distribution of the Company's non-current assets (other than financial instruments and deferred tax assets) by country, based on the location of assets:

Particulars	As at March 31, 2025	As at March 31, 2024
India	121,176	102,490
Switzerland	73,535	10,799
United States	3,719	3,026
Germany	3,113	3,045
Others	12,949	8,376
Total	**214,492**	**127,736**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Segment reporting (continued)

The following table shows the distribution of the Company's property, plant and equipment including capital work in progress and intangible assets acquired during the year (other than goodwill arising on business combination) by country, based on the location of assets:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
India	31,448	18,848
Switzerland	61,867	7,724
United States	2,118	1,287
Others	3,948	2,725
Total	**99,381**	**30,584**

Analysis of depreciation and amortization, for arriving gross profit by reportable segments:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Global Generics	4,155	3,892
PSAI	2,936	2,798
Others	-	36
Total	**7,091**	**6,726**

Information about major customers

There are no customers which individually accounted for more than 10% of the revenues during the year ended March 31, 2025 and March 31, 2024.

2.27 Description of the Group

A. Subsidiaries, step-down subsidiaries, joint ventures and other consolidating entities of the parent company are listed below:

Name of the subsidiaries/associates/joint ventures	Country of Incorporation	Percentage of Direct/ Indirect Ownership Interest
Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.	Malaysia	100%[1]
Aurigene Oncology Limited (formerly, Aurigene Discovery Technologies Limited)	India	100%
Aurigene Pharmaceutical Services Limited	India	100%[1]
beta Institute gemeinnützige GmbH	Germany	100%[6]
betapharm Arzneimittel GmbH	Germany	100%[6]
Cheminor Employees Welfare Trust	India	Refer to below footnote[12]
Cheminor Investments Limited	India	100%
Chirotech Technology Limited (dissolved on September 18, 2024).	United Kingdom	100%
Clean Renewable Energy KK 2A Private Limited (from July 31, 2024)	India	26.99%[10]
Dr. Reddy's (Beijing) Pharmaceutical Co. Limited	China	100%[7]
Dr. Reddy's and Nestlé Health Science Limited (formerly, Dr. Reddy's Nutraceuticals Limited) (refer note 2.40 A for details)	India	51%
Dr. Reddy's Bio-Sciences Limited	India	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Description of the Group (continued)

Name of the subsidiaries/associates/joint ventures	Country of Incorporation	Percentage of Direct/ Indirect Ownership Interest
Dr. Reddy's Employees ESOS Trust	India	Refer to below footnote[12]
Dr. Reddy's Farmaceutica Do Brasil Ltda.	Brazil	100%
Dr. Reddy's Finland Oy (from December 20, 2024)	Finland	100%[7]
Dr. Reddy's Formulations Limited	India	100%
Dr. Reddy's Laboratories (Australia) Pty. Limited	Australia	100%[7]
Dr. Reddy's Laboratories (EU) Limited	United Kingdom	100%[7]
Dr. Reddy's Laboratories (Proprietary) Limited	South Africa	100%[7]
Dr. Reddy's Laboratories (Thailand) Limited	Thailand	100%[7]
Dr. Reddy's Laboratories (UK) Limited	United Kingdom	100%[3]
Dr. Reddy's Laboratories Canada, Inc.	Canada	100%[7]
Dr. Reddy's Laboratories Chile SPA.	Chile	100%[7]
Dr. Reddy's Laboratories Inc.	U.S.A.	100%[7]
Dr. Reddy's Laboratories Jamaica Limited	Jamaica	100%[7]
Dr. Reddy's Laboratories Japan KK	Japan	100%[7]
Dr. Reddy's Laboratories Kazakhstan LLP	Kazakhstan	100%[7]
Dr. Reddy's Laboratories LLC	Russia	100%[7]
Dr. Reddy's Laboratories LLC, Ukraine	Ukraine	100%[7]
Dr. Reddy's Laboratories Louisiana LLC (divested on March 21, 2025)	U.S.A.	100%[4]
Dr. Reddy's Laboratories Malaysia Sdn. Bhd.	Malaysia	100%[7]
Dr. Reddy's Laboratories New York, LLC	U.S.A.	100%[4]
Dr. Reddy's Laboratories Philippines Inc.	Philippines	100%[7]
Dr. Reddy's Laboratories Romania Srl	Romania	100%[7]
Dr. Reddy's Laboratories SA	Switzerland	100%
Dr. Reddy's Laboratories SAS	Colombia	100%[7]
Dr. Reddy's Laboratories Taiwan Limited	Taiwan	100%[7]
Dr. Reddy's New Zealand Limited.	New Zealand	100%[7]
Dr. Reddy's Research Foundation	India	Refer to below footnote[12]
Dr. Reddy's Srl	Italy	100%[8]
Dr. Reddy's Venezuela, C.A. (dissolved on June 05, 2024)	Venezuela	100%
Dr. Reddy's Denmark ApS (from October 04, 2024)	Denmark	100%[7]
Dr. Reddy's Netherlands B.V. (formerly Dr. Reddy's Research and Development B.V.)	Netherlands	100%[9]
DRES Energy Private Limited	India	26%[10]
DRL Impex Limited	India	100%[11]
Idea2Enterprises (India) Pvt. Limited	India	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Description of the Group (continued)

Name of the subsidiaries/associates/joint ventures	Country of Incorporation	Percentage of Direct/ Indirect Ownership Interest
Imperial Owners and Land Possessions Private Limited (Formerly, Imperial Credit Private Limited) (entity under liquidation)	India	100%
Industrias Quimicas Falcon de Mexico, S.A. de CV	Mexico	100%
Kunshan Rotam Reddy Medicine Company Limited	China	51.33%(2)(10)(14)
Kunshan Rotam Reddy Pharmaceutical Co. Limited	China	51.33%(2)(10)
Lacock Holdings Limited	Cyprus	100%(7)
Nimbus Health GmbH	Germany	100%(6)
North Star OpCo Limited (from September 30, 2024)	United Kingdom	100%(13)
North Star Sweden AB (from September 30, 2024)	Sweden	100%(13)
Northstar Switzerland SARL (from September 30, 2024)	Switzerland	100%(7)
O2 Renewable Energy IX Private Limited	India	26%(10)
Promius Pharma LLC	U.S.A.	100%(4)
Reddy Holding GmbH	Germany	100%(7)
Reddy Netherlands B.V.	Netherlands	100%(7)
Reddy Pharma Iberia SAU	Spain	100%(7)
Reddy Pharma Italia S.R.L.	Italy	100%(5)
Reddy Pharma SAS	France	100%(7)
Svaas Wellness Limited	India	100%

(1) *Indirectly owned through Aurigene Oncology Limited (Formerly, Aurigene Discovery Technologies Limited).*

(2) *Kunshan Rotam Reddy Pharmaceutical Co. Limited and Kunshan Rotam Reddy Medicine Company Limited are subsidiaries as per Indian Companies Act, 2013, as the Company holds a 51.33% stake. However, the Company accounts for this investment by the equity method and does not consolidate it in the Company's financial statements.*

(3) *Indirectly owned through Dr. Reddy's Laboratories (EU) Limited.*

(4) *Indirectly owned through Dr. Reddy's Laboratories Inc.*

(5) *Indirectly owned through Lacock Holdings Limited.*

(6) *Indirectly owned through Reddy Holding GmbH.*

(7) *Indirectly owned through Dr. Reddy's Laboratories SA.*

(8) *Indirectly owned through Reddy Pharma Italia S.R.L.*

(9) *Indirectly owned through Reddy Netherlands B.V.*

(10) *Accounted using equity method as per Ind AS 28 "Investment in Associates and Joint Ventures".*

(11) *Indirectly owned through Idea2Enterprises (India) Pvt. Limited.*

(12) *The Company does not have any equity interests in this entity but has significant influence or control over it.*

(13) *Indirectly owned through North Star Switzerland SARL.*

(14) *Indirectly owned and wholly owned subsidiary of Kunshan Rotam Reddy Pharmaceutical Co. Limited.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Description of the Group (continued)

B. Additional information pursuant to para 2 of general instructions for the preparation of consolidated financial statements:

Sl. No.	Name of the entity	As at March 31, 2025		For the year ended March 31, 2025					
		Net assets, i.e., total assets minus total liabilities		Share in profit or loss		Share in OCI		Share in total comprehensive income (TCI)	
		As % of consolidated net assets	Amount	As % of consolidated profit or loss	Amount	As % of consolidated OCI	Amount	As % of consolidated TCI	Amount
	Parent								
	Dr. Reddy's Laboratories Limited	85.05	288,566	93.44	53,494	4.78	98	90.37	53,592
	Subsidiaries								
	India								
1	Aurigene Oncology limited (Formerly, Aurigene Discovery Technologies Limited)	2.73	9,273	(1.42)	(814)	(10.01)	(205)	(1.72)	(1,019)
2	Cheminor Investments Limited	-	4	-	1	0.05	1	-	2
3	Dr. Reddy's Bio-Sciences Limited	0.08	288	(0.17)	(100)	(0.05)	(1)	(0.17)	(101)
4	DRL Impex Limited	-	6	0.01	4	-	-	0.01	4
5	Idea2Enterprises (India) Private Limited	0.46	1,557	0.02	11	-	-	0.02	11
6	Imperial Owners and Land Possessions Private Limited (Formerly, Imperial Credit Private Limited)	-	-	-	(1)	(0.10)	(2)	(0.01)	(3)
7	SVAAS Wellness Limited	(0.05)	(160)	0.01	3	0.15	3	0.01	6
8	Aurigene Pharmaceutical Services Limited	1.06	3,610	1.14	650	(0.34)	(7)	1.08	643
9	Dr. Reddy's Formulations Limited	0.02	66	(0.19)	(110)	-	-	(0.19)	(110)
10	Dr. Reddy's and Nestle Health Science Limited (Formerly, Dr. Reddy's Nutraceuticals Limited)	2.33	7,892	2.82	1,613	(0.05)	(1)	2.72	1,612
	Foreign								
1	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.	0.02	52	-	1	0.15	3	0.01	4
2	beta Institut gemeinnützige GmbH	(0.02)	(84)	(0.18)	(101)	(0.05)	(1)	(0.17)	(102)
3	betapharm Arzneimittel GmbH	0.05	175	0.10	58	1.02	21	0.13	79
4	Chirotech Technology Limited	-	-	(2.45)	(1,400)	4.10	84	(2.22)	(1,316)
5	Dr. Reddy's (Beijing) Pharmaceutical Co. Limited	0.07	254	0.05	31	0.10	2	0.06	33
6	Dr. Reddy's Farmaceutica Do Brasil Ltda.	0.12	409	0.46	265	(0.24)	(5)	0.44	260
7	Dr. Reddy's Laboratories (Australia) Pty. Limited	(0.05)	(170)	0.02	12	-	-	0.02	12
8	Dr. Reddy's Laboratories Canada Inc.	0.21	725	0.15	88	(0.93)	(19)	0.12	69
9	Dr. Reddy's Laboratories Chile SPA.	0.01	39	0.05	26	0.05	1	0.05	27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Description of the Group (continued)

Sl. No.	Name of the entity	As at March 31, 2025		For the year ended March 31, 2025					
		Net assets, i.e., total assets minus total liabilities		Share in profit or loss		Share in OCI		Share in total comprehensive income (TCI)	
		As % of consolidated net assets	Amount	As % of consolidated profit or loss	Amount	As % of consolidated OCI	Amount	As % of consolidated TCI	Amount
10	Dr. Reddy's Laboratories (EU) Limited	1.10	3,726	1.40	800	5.86	120	1.55	920
11	Dr. Reddy's Laboratories Inc.	6.50	22,067	5.69	3,256	0.05	1	5.49	3,257
12	Dr. Reddy's Laboratories Japan KK	0.01	33	0.01	6	0.05	1	0.01	7
13	Dr. Reddy's Laboratories Kazakhstan LLP	0.17	591	0.15	85	(1.61)	(33)	0.09	52
14	Dr. Reddy's Laboratories LLC, Ukraine	0.24	799	0.26	151	(0.88)	(18)	0.22	133
15	Dr. Reddy's Laboratories Louisiana LLC	-	-	(2.04)	(1,170)	1.07	22	(1.94)	(1,148)
16	Dr. Reddy's Laboratories Malaysia Sdn. Bhd.	0.04	126	0.08	45	0.49	10	0.09	55
17	Dr. Reddy's Laboratories New York, LLC	0.27	911	(0.45)	(260)	0.34	7	(0.43)	(253)
18	Dr. Reddy's Laboratories Philippines Inc.	-	2	0.05	28	-	-	0.05	28
19	Dr. Reddy's Laboratories (Proprietary) Limited	0.19	638	0.11	62	1.90	39	0.17	101
20	Dr. Reddy's Laboratories Romania Srl	0.43	1,463	0.40	229	1.66	34	0.44	263
21	Dr. Reddy's Laboratories SA	26.34	89,378	0.42	238	(30.94)	(634)	(0.67)	(396)
22	Dr. Reddy's Laboratories SAS	0.02	80	0.01	5	0.15	3	0.01	8
23	Dr. Reddy's Laboratories Taiwan Ltd.	0.01	26	-	-	(0.05)	(1)	-	(1)
24	Dr. Reddy's Laboratories (Thailand) Limited	0.08	284	0.05	27	1.17	24	0.09	51
25	Dr. Reddy's Laboratories (UK) Limited	1.69	5,743	1.10	632	14.30	293	1.56	925
26	Dr. Reddy's Research and Development B.V.	0.56	1,905	0.14	78	2.00	41	0.20	119
27	Dr. Reddy's Srl	(0.16)	(551)	0.09	50	(1.07)	(22)	0.05	28
28	Dr. Reddy's New Zealand Limited	0.03	94	-	1	(0.10)	(2)	-	(1)
29	Dr. Reddy's Venezuela, C.A.	-	-	9.43	5,397	(0.05)	(1)	9.10	5,396
30	Industrias Quimicas Falcon de Mexico, S.A. de CV	0.76	2,584	0.33	190	(19.62)	(402)	(0.36)	(212)
31	Lacock Holdings Limited	0.14	461	-	(2)	-	-	-	(2)
32	Dr. Reddy's Laboratories LLC	1.83	6,208	1.28	733	34.56	708	2.43	1,441
33	Promius Pharma LLC	(0.01)	(49)	(0.08)	(48)	-	-	(0.08)	(48)
34	Reddy Holding GmbH	8.94	30,343	2.61	1,495	3.37	69	2.64	1,564
35	Reddy Netherlands B.V.	(0.16)	(533)	(0.20)	(113)	(2.64)	(54)	(0.28)	(167)
36	Reddy Pharma Iberia SAU	0.07	249	0.01	5	0.10	2	0.01	7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Description of the Group (continued)

Sl. No.	Name of the entity	As at March 31, 2025		For the year ended March 31, 2025					
		Net assets, i.e., total assets minus total liabilities		Share in profit or loss		Share in OCI		Share in total comprehensive income (TCI)	
		As % of consolidated net assets	Amount	As % of consolidated profit or loss	Amount	As % of consolidated OCI	Amount	As % of consolidated TCI	Amount
37	Reddy Pharma Italia S.R.L	0.08	287	-	(2)	(0.44)	(9)	(0.02)	(11)
38	Reddy Pharma SAS	0.15	496	0.03	17	0.54	11	0.05	28
39	Nimbus Health GmbH	(0.05)	(153)	0.22	125	(0.34)	(7)	0.20	118
40	Dr. Reddy's Laboratories Jamaica Limited	0.09	318	0.28	158	(0.05)	(1)	0.26	157
41	Northstar Switzerland SARL	16.79	56,977	3.25	1,863	47.83	980	4.79	2,843
42	North Star OpCo Limited	0.06	218	0.35	200	0.39	8	0.35	208
43	North Star Sweden AB	-	(3)	(0.01)	(3)	-	-	(0.01)	(3)
44	Dr. Reddy's Denmark ApS	-	(14)	(0.07)	(38)	-	-	(0.06)	(38)
45	Dr. Reddy's Finland Oy	-	-	-	-	-	-	-	-
	Joint ventures								
	Foreign								
1	Kunshan Rotam Reddy Pharmaceutical Company Limited	-	-	0.38	218	3.90	80	0.50	298
2	Kunshan Rotam Reddy Medical Company Limited	-	-	-	-	-	-	-	-
	Associates								
1	DRES Energy Private Limited	-	-	0.01	3	-	-	0.01	3
2	Clean Renewable Energy KK 2A Private Limited	-		(0.01)	(4)	-	-	(0.01)	(4)
3	O2 Renewable Energy IX Private Limited	-	-	-	(1)	-	-	(0.00)	(1)
	Other consolidating entities								
	India								
1	Cheminor Employees Welfare Trust	0.10	352	0.03	17	-	-	0.03	17
2	Dr. Reddy's Research Foundation	-	5	-	-	-	-	-	-
	Sub total	**158.40**	**537,563**	**119.17**	**68,205**	**60.57**	**1,241**	**117.09**	**69,446**
	Less: Effect of intercompany adjustments / elimination	(58.40)	(198,289)	(19.17)	(10,953)	39.43	808	(17.09)	(10,145)
	Total	**100.00**	**339,274**	**100.00**	**57,252**	**100.00**	**2,049**	**100.00**	**59,301**

Note: Net assets and share in profit or loss for the Parent Company, subsidiaries, joint ventures and other consolidating entities are as per the standalone financial statements of the respective entities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Employee benefits

Total employee benefit expenses, including share-based payments, incurred during the years ended March 31, 2025 and March 31, 2024 amounted to ₹ 55,800 and ₹ 50,301, respectively.

Gratuity benefits provided by the parent company:

In accordance with applicable Indian laws, the parent company has a defined benefit plan which provides for gratuity payments (the "Gratuity Plan") and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee's last drawn salary and the years of employment with the Company. Effective September 01, 1999, the Company established the Dr. Reddy's Laboratories Gratuity Fund (the "Gratuity Fund") to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund.

The components of gratuity cost recognised in the consolidated statement of profit and loss for the years ended March 31, 2025 and March 31, 2024 consist of the following:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Current service cost	432	389
Interest on defined benefit liability	19	(7)
Gratuity cost recognised in consolidated statement of profit and loss	**451**	**382**

Details of the employee benefits obligations and plan assets are provided below:

Particulars	As at March 31, 2025	As at March 31, 2024
Present value of funded obligations	3,863	3,404
Fair value of plan assets	(3,339)	(3,064)
Net defined benefit liability recognised	**524**	**340**

Details of changes in the present value of defined benefit obligations are as follows:

Particulars	As at March 31, 2025	As at March 31, 2024
Defined benefit obligations at the beginning of the year	3,404	3,076
Current service cost	432	389
Interest on defined obligations	225	206
Re-measurements due to:		
Actuarial loss/(gain) due to change in financial assumptions	102	(154)
Actuarial loss/(gain) due to demographic assumptions	(35)	47
Actuarial loss/(gain) due to experience changes	72	98
Benefits paid	(330)	(249)
Liabilities transferred*	(7)	(9)
Defined benefit obligations at the end of the year	**3,863**	**3,404**

** Liabilities transferred: During the year ended March 31, 2025 and March 31, 2024 amount of ₹ 7 and ₹ 9 respectively represents transfer of liabilities on account of transfer for employees between the parent company and its subsidiaries.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Employee benefits (continued)

Details of changes in the fair value of plan assets are as follows:

Particulars	As at March 31, 2025	As at March 31, 2024
Fair value of plan assets at the beginning of the year	3,064	3,093
Employer contributions	362	-
Interest on plan assets	206	213
Re-measurements due to:		
Return on plan assets excluding interest on plan assets	37	16
Benefits paid	(330)	(249)
Assets transferred*	-	(9)
Plan assets at the end of the year	**3,339**	**3,064**

** Assets transferred: During the year ended March 31, 2025 and March 31, 2024 amount of ₹ Nil and ₹ 9 respectively represents transfer of liabilities on account of transfer for employees between the parent company and its subsidiaries.*

Sensitivity Analysis:

Particulars	As at March 31, 2025	As at March 31, 2024
Defined benefit obligation without effect of projected salary growth	2,618	2,225
Add: Effect of salary growth	1,245	1,173
Defined benefit obligation with projected salary growth	3,863	3,404
Defined benefit obligation, using discount rate minus 50 basis points	3,967	3,506
Defined benefit obligation, using discount rate plus 50 basis points	3,762	3,306
Defined benefit obligation, using salary growth rate plus 50 basis points	3,970	3,507
Defined benefit obligation, using salary growth rate minus 50 basis points	3,761	3,306

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Gratuity plan are as follows:

The assumptions used to determine benefit obligations:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Discount rate	6.65%	7.15%
Rate of compensation increase	8.10%	8.10%

Contributions: The Company expects to contribute ₹ 91 to the Gratuity Plan during the year ending March 31, 2026.

Disaggregation of plan assets: The Gratuity Plan's weighted-average asset allocation as of March 31, 2025 and March 31, 2024, by asset category, was as follows:

Particulars	As at March 31, 2025	As at March 31, 2024
Funds managed by insurers	100%	100%
Others	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Employee benefits (continued)

The expected future cash flows in respect of gratuity as at March 31, 2025 are as follows:

Particulars	Amount
Expected contributions	
During the year ended March 31, 2026 (estimated)	91
Expected future benefit payments	
March 31, 2027	674
March 31, 2028	586
March 31, 2029	552
March 31, 2030	521
March 31, 2031	439
Thereafter	3,148

The weighted average duration to the payment of these cash flows at the year ended March 31, 2025 is 5.40 years (March 31, 2024 : 5.91 years)

The expected future cash flows in respect of gratuity as at March 31, 2024 are as follows:

Particulars	Amount
Expected contributions	
During the year ended March 31, 2025 (estimated)	-
Expected future benefit payments	
March 31, 2026	509
March 31, 2027	476
March 31, 2028	460
March 31, 2029	437
March 31, 2030	426
Thereafter	3,373

Provident fund benefits

Certain categories of employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee's qualifying salary. The Company has no further obligations under the plan beyond its monthly contributions.
The Company contributed ₹ 1,464 and ₹ 1,316 to the provident fund plan during the years ended March 31, 2025 and March 31, 2024, respectively.

Superannuation benefits

Certain categories of employees of the Company participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. The Company makes monthly contributions based on a specified percentage of each covered employee's salary. The Company has no further obligations under the plan beyond its monthly contributions.
The Company contributed ₹ 151 and ₹ 133 to the superannuation plan during the years ended March 31, 2025 and March 31, 2024, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Employee benefits (continued)

Other contribution plans

In the United States, the Company sponsors a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. The Company contributed ₹ 241 and ₹ 225 to the 401(k)-retirement savings plan during the years ended March 31, 2025 and March 31, 2024, respectively. The Company has no further obligations under the plan beyond its monthly matching contributions.

In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. The contribution amounts are determined based upon the employee's salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed ₹ 293 and ₹ 251 to the National Insurance during the years ended March 31, 2025 and March 31, 2024, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilised compensated absences and utilise them in future periods or receive cash in lieu thereof as per the Company's policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was ₹ 939 and ₹ 1,205 as at March 31, 2025 and March 31, 2024, respectively.

2.29 Employee stock incentive plans

Dr. Reddy's Employees Stock Option Plan, 2002 (the "DRL 2002 Plan"):

The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees and directors (excluding promoter directors) of the parent company and its subsidiaries (collectively, "eligible employees").
The Nomination, Governance and Compensation Committee of the Board of the parent company (the "Committee") administers the DRL 2002 Plan and grants stock options to eligible employees. The Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years from the vesting date.

The DRL 2002 Plan, as amended at annual general meetings of shareholders held on July 28, 2004 and on July 27, 2005, provides for stock option grants in two categories:

Category A: 1,500,000 stock options out of the total of 11,477,390 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 9,977,390 stock options out of the total of 11,477,390 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e.,₹ 1 per option).

Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (continued)

After the stock split effected in the form of a stock dividend issued by the Company in August 2006 and October 2024, the DRL 2002 Plan provides for stock option grants in the above two categories as follows:

Particulars	Number of options reserved under category A	Number of options reserved under category B	Total
Options reserved under original Plan	1,500,000	9,977,390	11,477,390
Options exercised prior to stock dividend date (A)	470,305	738,965	1,209,270
Balance of shares that can be allotted on exercise of options (B)	1,029,695	9,238,425	10,268,120
Options arising from stock dividend (C)	1,029,695	9,238,425	10,268,120
Options reserved after stock dividend (A+B+C)	**2,529,695**	**19,215,815**	**21,745,510**

The term of the DRL 2002 plan was extended for a period of 10 years effective as of January 29, 2012 by the shareholders at the Company's Annual General Meeting held on July 20, 2012.

Stock option activity under the DRL 2002 Plan for the two categories of options during the years ended March 31, 2025 and March 31, 2024 is as follows:

Category A - Fair Market Value Options: There was no stock activity under this category during the years ended March 31, 2025 and March 31, 2024 and there were no stock options outstanding under this category as of March 31, 2025 and March 31, 2024.

Category B - Par Value Options: Stock options activity under this category during the years ended March 31, 2025 and 2024 was as set forth in the below table after giving effect of stock split in October 2024.

Particulars	For the Year Ended March 31, 2025			
	Shares arising out of options	Range of exercise prices (₹)	Weighted average exercise price(₹)	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	501,045	₹ 1.00	₹ 1.00	55
Expired/forfeited during the year	(21,435)	1.00	1.00	-
Exercised during the year	(165,820)	1.00	1.00	-
Outstanding at the end of the year	313,790	₹ 1.00	₹ 1.00	44
Exercisable at the end of the year	245,745	₹ 1.00	₹ 1.00	38

Particulars	For the Year Ended March 31, 2024			
	Shares arising out of options	Range of exercise prices (₹)	Weighted average exercise price(₹)	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	761,680	₹ 1.00	₹ 1.00	65
Expired/forfeited during the year	(47,950)	1.00	1.00	-
Exercised during the year	(212,685)	1.00	1.00	-
Outstanding at the end of the year	501,045	₹ 1.00	₹ 1.00	55
Exercisable at the end of the year	260,530	₹ 1.00	₹ 1.00	43

The weighted average share price on the date of allotment of options during the years ended March 31, 2025 and 2024 was ₹1,242 and ₹1,047 per share, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (continued)

Dr. Reddy's Employees ADR Stock Option Plan, 2007 (the "DRL 2007 Plan")

The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all employees and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, "eligible employees"). The Committee administers the DRL 2007 Plan and grants stock options to eligible employees. The Committee determines which eligible employees will receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2007 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years from vesting date.

The DRL 2007 Plan provides for option grants in two categories:

Category A: 1,913,475 stock options out of the total of 7,653,895 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 5,740,420 stock options out of the total of 7,653,895 stock options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., ₹ 1 per option).

Stock options activity under the DRL 2007 Plan for the above two categories of options during the years ended March 31, 2025 and 2024 was as follows after giving effect to the stock split in October 2024:

Category A -Fair Market Value Options

Particulars	For the Year Ended March 31, 2025			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	1,080,420	₹ 521.40 to ₹ 1,171.20	845.25	72
Granted during the year	272,310	1,270.00	1,270.00	96
Expired/forfeited during the year	(232,970)	562.80 to 1,270.00	828.05	-
Exercised during the year	(104,465)	₹ 521.40 to ₹ 1,060.20	763.78	-
Outstanding at the end of the year	**1,015,295**	**₹ 521.40 to ₹ 1,270.00**	**971.50**	**70**
Exercisable at the end of the year	**57,945**	**521.40 to 1,171.20**	**728.47**	**33**

Category A - Fair Market Value Options

Particulars	For the Year Ended March 31, 2024			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	1,780,905	₹ 396.40 to₹ 1,060.20	621.64	54
Granted during the year	405,045	981.40 to 1,171.20	986.62	96
Expired/forfeited during the year	(47,980)	735.80 to 1,060.20	856.20	-
Exercised during the year	(1,057,550)	396.40 to 735.80	522.35	-
Outstanding at the end of the year	**1,080,420**	**₹ 521.40 to ₹ 1,171.20**	**845.25**	**72**
Exercisable at the end of the year	**123,615**	**₹ 521.40 to ₹ 1,060.20**	**709.07**	**37**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (continued)

The weighted average grant date fair value of options granted during the years ended March 31, 2025 and 2024 was ₹ 455 and ₹ 362 per option, respectively. The weighted average share prices on the date of allotment of options during the years ended March 31, 2025 and 2024 was ₹ 1,383 and ₹ 1,134 per share, respectively.

Category B — Par Value Options

Particulars	For the Year Ended March 31, 2025			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	302,575	1.00	1.00	61
Expired/forfeited during the year	(83,885)	1.00	1.00	-
Exercised during the year	(93,750)	1.00	1.00	-
Outstanding at the end of the year	**124,940**	**1.00**	**1.00**	**43**
Exercisable at the end of the year	**71,130**	**1.00**	**1.00**	**29**

Category B — Par Value Options

Particulars	For the Year Ended March 31, 2024			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	504,480	1.00	1.00	68
Expired/forfeited during the year	(20,190)	1.00	1.00	-
Exercised during the year	(181,715)	1.00	1.00	-
Outstanding at the end of the year	**302,575**	**1.00**	**1.00**	**61**
Exercisable at the end of the year	**70,965**	**1.00**	**1.00**	**36**

The weighted average grant date fair value of options granted during the years ended March 31, 2025 and 2024 was ₹ 0 and ₹ 0, respectively. The weighted average share price on the date of allotment of options during the years ended March 31, 2025 and 2024 was ₹ 1,363 and ₹ 1,101 per share, respectively.

Dr. Reddy's Employees Stock Option Scheme, 2018 (the "DRL 2018 Plan")

The Company instituted the DRL 2018 Plan for all eligible employees pursuant to the special resolution approved by the shareholders at the Annual General Meeting held on July 27, 2018. The DRL 2018 Plan covers all employees and directors (excluding independent and promoter directors) of the parent company and its subsidiaries (collectively, "eligible employees"). Upon the exercise of options granted under the DRL 2018 Plan, the applicable equity shares may be issued directly by the Company to the eligible employee or may be transferred from the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") to the eligible employee. The ESOS Trust may acquire such equity shares through primary issuances by the Company and/or by way of secondary market acquisitions funded through loans from the Company. The Nomination, Governance and Compensation Committee of the Board of the parent company (the "Compensation Committee") administers the DRL 2018 Plan and grants stock options to eligible employees, but may delegate functions and powers relating to the administration of the DRL 2018 Plan to the ESOS Trust. The Compensation Committee determines which eligible employees will receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2018 Plan vest in periods ranging between the end of one and five years, and generally have a maximum contractual term of five years from vesting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (continued)

The DRL 2018 Plan provides for option grants having an exercise price equal to the fair market value of the underlying equity shares on the date of grant are as follows after giving effect of stock split in October 2024:

Particulars	Number of securities to be acquired from secondary market	Number of securities to be issued by the Company	Total
Options reserved against equity shares	12,500,000	7,500,000	20,000,000
Options reserved against ADRs	-	5,000,000	5,000,000
Total	**12,500,000**	**12,500,000**	**25,000,000**

The outstanding shares purchased from secondary market as of March 31, 2025 and 2024, are 2,452,260 and 289,791 shares for an aggregate consideration of ₹2,264 and ₹991, respectively.

Stock option activity under the DRL 2018 Plan during the years ended March 31, 2025 and 2024 was as follows:

Fair Market Value Options

Particulars	For the Year Ended March 31, 2025			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	2,087,265	521.40 to 1,102.80	832.80	70
Granted during the year	706,670	1,270.00 and 1,274.00	1,270.00	96
Expired/forfeited during the year	(229,680)	521.40 to 1,270.00	956.89	-
Exercised during the year	(165,185)	521.40 to 1,060.20	692.69	-
Outstanding at the end of the year	**2,399,070**	**521.40 to 1,274.00**	**959.34**	**67**
Exercisable at the end of the year	**366,420**	**521.40 to 1,102.80**	**671.61**	**31**

Fair Market Value Options

Particulars	For the Year Ended March 31, 2024			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	1,834,385	₹521.40 to ₹1,060.20	714.98	69
Granted during the year	809,540	981.40 to 1,102.80	986.90	96
Expired/forfeited during the year	(149,895)	521.40 to 1,060.20	790.64	-
Exercised during the year	(406,765)	521.40 to 1,060.20	623.69	-
Outstanding at the end of the year	**2,087,265**	**521.40 to 1,102.80**	**832.80**	**70**
Exercisable at the end of the year	**386,110**	**521.40 to 1,060.20**	**633.72**	**36**

The weighted average grant date fair value of options granted during the years ended March 31,2025 and 2024 was ₹454 and ₹362 per option, respectively. The weighted average share price on the date of allotment of options during the years ended March 31,2025 and 2024 was ₹1,290 and ₹1,085 per share, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (continued)

Valuation of stock options:

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options granted under the DRL 2002 Plan, DRL 2007 Plan and the DRL 2018 Plan has been measured using the Black–Scholes-Merton model at the date of the grant.

The Black-Scholes-Merton model includes assumptions regarding dividend yields, expected volatility, expected terms and risk free interest rates. In respect of par value options granted, the expected term of an option (or "option life") is estimated based on the vesting term and contractual term, as well as the expected exercise behavior of the employees receiving the option. In respect of fair market value options granted, the option life is estimated based on the simplified method. Expected volatility of the option is based on historical volatility, during a period equivalent to the option life, of the observed market prices of the Company's publicly traded equity shares. Dividend yield of the options is based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant. These assumptions reflect management's best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the Company's control.

As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Further, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.

The estimated fair value of stock options is recognized in the consolidated income statement on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

The weighted average inputs used in computing the fair value of options granted were as follows:

Particulars	Grants made on		
	November 04, 2024	May 06, 2024	May 06, 2024
Expected volatility	23.89%	24.65%	25.47%
Exercise price	₹ 1,274.00	₹ 1,270.00	₹ 1,270.00
Option life	5.0 Years	4.5 Years	5.5 Years
Risk-free interest rate	6.79%	7.18%	7.19%
Expected dividends	0.63%	0.64%	0.64%
Grant date share price	₹ 1,268.30	₹ 1,258.69	₹ 1,258.69

Particulars	Grants made on		
	January 29, 2024	October 26, 2023	October 26, 2023
Expected volatility	25.15%	26.12%	25.75%
Exercise price	₹ 1,171.20	₹ 1,102.80	₹ 1,102.80
Option life	4.5 Years	5 Years	4.5 Years
Risk-free interest rate	7.07%	7.39%	7.38%
Expected dividends	0.68%	0.74%	0.74%
Grant date share price	₹ 1,168.74	₹ 1,084.39	₹ 1,084.39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (continued)

Particulars	Grants made on	
	May 09, 2023	May 09 ,2023
Expected volatility	27.15%	26.95%
Exercise price	₹ 981.40	₹ 981.40
Option life	5.5 Years	5.0 Years
Risk-free interest rate	7.02%	7.01%
Expected dividends	0.81%	0.81%
Grant date share price	₹ 986.65	₹ 986.65

Share-based payment expense

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Equity settled share-based payment expense[1]	₹ 424	₹ 407
Cash settled share-based payment expense[2]	372	414
	₹ 796	**₹ 821**

[1] *As of March 31, 2025 and 2024, there was ₹430 and ₹469, respectively, of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.68 years and 1.69 years, respectively.*

[2] *Certain of the Company's employees are eligible to receive share based payment awards that are settled in cash. These awards vest only upon satisfaction of certain service conditions which range from 1 to 4 years. A category of these awards are also linked to the overall performance of the company. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the share price of the Company at the time of vesting. As of March 31, 2025 and 2024, there was ₹ 366 and ₹ 453, respectively, of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 1.57 years and 1.81 years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.*

2.30 Income taxes

a) Income tax expense/(benefit) recognised in the consolidated statement of profit and loss

Income tax expense recognised in the consolidated statement of profit and loss consists of the following:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Current taxes		
Domestic	17,910	13,874
Foreign	4,671	5,585
	22,581	**19,459**
Deferred taxes		
Domestic	(1,074)	968
Foreign	(1,964)	(4,196)
	(3,038)	**(3,228)**
Total income tax expense recognised in the consolidated statement of profit and loss	**19,543**	**16,231**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Income taxes (continued)

b) Income tax expense/(benefit) recognised directly in Other Comprehensive income/(loss)

Income tax expense/(benefit) recognised directly in Other Comprehensive income/(loss) consist of the following:

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Tax effect on effective portion of change in fair value of cash flow hedges	58	(117)
Tax effect on actuarial gains/losses on defined benefit obligations	(24)	(4)
Total income tax (benefit) recognised in the other Comprehensive income/(loss)	**34**	**(121)**

c) Reconciliation of effective tax rate

The following is a reconciliation of the Company's effective tax rates for the years ended March 31, 2025 and March 31, 2024.

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Profit before income taxes	**76,795**	**72,010**
Enacted tax rate in India	25.17%	25.17%
Computed expected tax expense	**19,329**	**18,125**
Effect of:		
Differences between Indian and foreign tax rates	(241)	(743)
Unrecognised deferred tax assets/(recognition of previously unrecognised deferred tax assets), net	2	(817)
Expenses not deductible for tax purposes	860	612
Income exempt from income taxes	(483)	(39)
Foreign exchange differences	(124)	(89)
Reversal of deferred tax asset on indexation of land	473	-
Income from sale of capital assets	(242)	(48)
Others	(31)	(770)
Income tax expense	**19,543**	**16,231**
Effective tax rate	**25.45%**	**22.54%**

The Company's effective tax rate for the year ended March 31, 2025, was higher as compared to the year ended March 31, 2024. This increase was primarily on account of

a) the reversal of previously recognized deferred tax asset on indexation of land, consequent to amendments made pursuant to the Finance Act (No.2) 2024 to the Income Tax Act, 1961 in India

b) the recognition of a previously unrecognized deferred tax asset on operating tax losses, primarily pertaining to Dr. Reddy's Laboratories SA, Switzerland during the year ended March 31, 2024 and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Income taxes (continued)

c) an increase in the proportion of the Company's profits coming from higher tax jurisdictions and a decrease in the proportion of profits from lower tax jurisdictions for the period ended March 31, 2025, as compared to the period ended March 31, 2024.

d) Unrecognised deferred tax assets and liabilities

The details of unrecognized deferred tax assets and liabilities are summarized below:

Particulars	As at March 31, 2025	As at March 31, 2024
Deductible temporary differences, net	₹ 217	207
Operating tax loss carry-forward	1,587	3,393
	₹ 1,804	**3,600**

Deferred tax liability is not provided on undistributed earnings of ₹ 44,950 and ₹ 41,369 as of March 31, 2025 and 2024, respectively of subsidiaries and joint ventures, where it is expected that earnings of the subsidiaries will not be distributed in the foreseeable future. Generally, the Company indefinitely reinvests all of the accumulated undistributed earnings of subsidiaries, and accordingly, has not recorded any deferred taxes in relation to such undistributed earnings of its subsidiaries.

e) Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that created these differences is given below:

Particulars	As at March 31, 2025		As at March 31, 2024	
	Asset	Liability	Asset	Liability
Deferred tax assets/(liabilities):				
Inventories	4,658	(41)	4,405	(41)
Trade receivables	7,261	(258)	4,654	(132)
Right of use asset	-	(1,102)	-	(750)
Operating tax loss and interest loss carry-forward	2,844	-	2,426	-
Current liabilities and provisions	2,100	(34)	2,182	(13)
Property, plant and equipment	1,022	(12,980)	315	(3,855)
Lease liability	1,205	-	854	-
Investments	43	(472)	33	(457)
Others	257	(216)	208	(92)
Deferred tax assets/(liabilities)	**19,390**	**(15,103)**	**15,077**	**(5,340)**
Set-off of taxes	(1,065)	1,065	(4,499)	4,499
Net deferred tax assets/(liabilities)	**18,325**	**(14,038)**	**10,578**	**(841)**

In assessing whether the deferred tax assets will be realized, management considers whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets and tax loss carry-forwards is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that the Company will realize the benefits of those recognized deductible differences and tax loss carry-forwards. Recoverability of deferred tax assets is based on estimates of future taxable income. Any changes in such future taxable income would impact the recoverability of deferred tax assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Income taxes (continued)

Operating loss carry-forward consists of business losses, unabsorbed depreciation and unabsorbed interest carry-forwards. A portion of this total loss can be carried indefinitely and the remaining amounts expire at various dates ranging from 2026 through 2041.

f) Movement in deferred tax assets and liabilities during the years ended March 31, 2025 and March 31, 2024

The details of movement in deferred tax assets and liabilities are summarised below:

	As at April 01, 2024	Recognised in the consolidated statement of profit and loss	Recognised in Other Comprehensive income/(loss)	Recognised on Business combination (Refer Note 2.40)	As at March 31, 2025
Deferred tax assets/(liabilities)					
Inventories	4,364	253	-	-	4,617
Trade receivables	4,522	2,481	-	-	7,003
Right of use asset	(750)	(352)	-	-	(1,102)
Operating/other tax loss carry-forward	2,426	418	-	-	2,844
Current liabilities and provisions	2,169	(68)	(34)	-	2,067
Property, plant and equipment	(3,540)	65	-	(8,483)	(11,958)
Lease liability	854	351	-	-	1,205
Investments	(424)	(5)	-	-	(429)
Others	116	(76)	-	-	40
Net deferred tax assets	**9,737**	**3,067**	**(34)**	**(8,483)**	**4,287**

	As at April 01 2023	Recognised in the consolidated statement of profit and loss	Recognised in Other Comprehensive income/(loss)	As at March 31, 2024
Deferred tax assets/(liabilities)				
Inventories	3,346	1,018	-	4,364
Trade receivables	1,712	2,810	-	4,522
Right of use asset	(427)	(323)	-	(750)
Operating/other tax loss carry-forward	2,124	302	-	2,426
Current liabilities and provisions	2,180	(132)	121	2,169
Property, plant and equipment	(3,131)	(409)	-	(3,540)
Lease liability	539	315	-	854
Investments	88	(512)	-	(424)
Others	(139)	255	-	116
Net deferred tax assets	**6,292**	**3,325**	**121**	**9,737**

The amounts recognized in the consolidated income statement for the years ended March 31, 2025 and 2024 include ₹ 29 and ₹ 97, respectively, which represent exchange differences arising due to foreign currency translations.

g) Uncertain tax positions– Tax litigations

The Company is contesting various disallowances by the Income Tax authorities. The associated tax impact for disallowances being more likely than not to be accepted by tax authorities is ₹ 2,875 and ₹ 2,965 as of March 31, 2025 and 2024, respectively. Accordingly, no provision is made in these consolidated financial statements as of March 31, 2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Income taxes (continued)

h) Assessment of exposure to Pillar Two rules

Legislation to implement the Pillar Two model rules of the OECD has been enacted or substantively enacted in certain jurisdictions where the Company operates. The legislation will be effective for the Company's reporting year beginning April 01, 2024. The Company is within the scope of the enacted or substantively enacted legislation.

The Company's assessment of the potential exposure to Pillar Two income taxes is based on the most recent country-by-country reporting, income tax returns and financial statements of the constituent entities within the Company.

Based on the assessment, the Pillar Two effective tax rates in most of the jurisdictions in which the Company operates are above 15%, and thus Pillar Two income taxes would not apply. However, there are a limited number of jurisdictions where the transitional safe harbour relief does not apply, and the Pillar Two effective tax rate is lower than 15%. The Company does not expect a material exposure to Pillar Two income taxes in those jurisdictions.

2.31 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments as at March 31, 2025 and March 31, 2024 were as follows:

Particulars	Category	As at March 31, 2025		As at March 31, 2024	
		Total carrying value	Total fair value/ amortised cost	Total carrying value	Total fair value/ amortised cost
Financial assets					
Cash and cash equivalents	Amortised Cost	14,654	14,654	7,107	7,107
Other bank balances	Amortised Cost	9,948	9,948	10,170	10,170
Investments[(1)]	Refer Note 2.7 A	35,700	35,700	45,109	45,109
Trade receivables	Amortised Cost	90,420	90,420	80,298	80,298
Derivative instruments	FVTPL	557	557	169	169
Other financial assets	Amortised Cost	12,017	12,017	23,739	23,739
Total		**163,296**	**163,296**	**166,592**	**166,592**
Financial liabilities					
Trade payables	Amortised Cost	26,478	26,478	26,144	26,144
Long-term borrowings	Amortised Cost	3,800	3,800	3,800	3,800
Short-term borrowings	Amortised Cost	38,045	38,045	12,723	12,723
Lease liabilities	Amortised Cost	4,921	4,921	3,497	3,497
Derivative instruments	FVTPL	1,286	1,286	468	468
Other financial liabilities	Amortised Cost	39,896	39,896	34,540	34,540
Total		**114,426**	**114,426**	**81,172**	**81,172**

[(1)] *Interest accrued but not due on investments is included in other financial assets.*

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.31 Financial instruments (continued)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2025:

Particulars	Level 1	Level 2	Level 3	Total
FVTPL - Financial asset - Investments in units of mutual funds	33,186	-	-	33,186
FVTPL - Financial asset - Investment in limited liability partnership firm[2]	-	-	1,123	1,123
FVTPL - Financial asset - Investment in equity securities	87		1	88
FVTPL - Financial asset - Investment in Others	-	-	219	219
FVTOCI - Financial asset - Investment in equity securities	49	-	-	49
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts[1]	-	(729)	-	(729)
FVTPL – Financial liability – Contingent consideration	-	-	(2,916)	(2,916)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2024:

Particulars	Level 1	Level 2	Level 3	Total
FVTPL - Financial asset - Investments in units of mutual funds	40,597	-	-	40,597
FVTPL - Financial asset - Investment in limited liability partnership firm[2]			644	644
FVTPL - Financial asset - Investment in equity securities	136	-	1	137
FVTPL - Financial asset - Investment in Others	-	-	166	166
FVTOCI – Financial asset – Investment in market linked debentures	248	-	-	248
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts[1]	-	(299)	-	(299)
FVTPL – Financial liability – Contingent consideration	-	-	(187)	(187)

(1) *The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.*

(2) *Fair value of these instruments is determined based on independent valuation report, which considers net asset value method.*

As at March 31, 2025 and March 31, 2024, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognised at fair value.

Derivative financial instruments

The Company had a derivative financial asset and derivative financial liability of ₹ 557 and ₹ 1,286, respectively, as at March 31, 2025 as compared to derivative financial asset and derivative financial liability of ₹ 169 and ₹ 468, respectively, as at March 31, 2024 towards these derivative financial instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.31 Financial instruments (continued)

Details of gain/(loss) recognised in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognised in respect of derivative contracts to hedge highly probable forecast transactions during the applicable year ended :

Particulars	For the year ended March 31, 2025	For the year ended March 31, 2024
Net (loss) recognised as a part of consolidated statement of profit and loss in respect of foreign exchange derivative contracts and cross currency interest rate swaps contracts.	(64)	(10)
Net gain/ (loss) recognised in OCI in respect of hedges of highly probable forecast transactions.	2,432	(470)
Net (loss)/ gain reclassified from OCI and recognised as component of revenue occurrence of forecasted transaction	(759)	1,368

The net carrying amount of the Company's "hedging reserve" as a component of equity before adjusting for tax impact was a gain of ₹ 143 as at March 31, 2025, as compared to a loss of ₹ 91 as at March 31, 2024.

Outstanding foreign exchange derivative contracts –

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as at March 31, 2025:

Category	Instrument	Currency[1]	Cross Currency[1]	Amounts in millions	Buy/Sell
Hedges of recognised assets and liabilities	Forward contract	CAD	INR	CAD 1	Sell
	Forward contract	US$	INR	US$ 842	Sell
	Forward contract	ZAR	INR	ZAR 216	Sell
	Forward contract	GBP	INR	GBP 10	Sell
	Forward contract	AUD	INR	AUD 8	Sell
	Forward contract	EUR	INR	EUR 12	Sell
	Forward contract	US$	BRL	USD (10)	Buy
	Forward contract	US$	CLP	US$ (4)	Buy
	Forward contract	US$	COP	US$ (9)	Buy
	Forward contract	US$	KZT	US$ (8)	Buy
	Forward contract	RUB	US$	RUB 3,700	Sell
	Forward contract	EUR	US$	EUR (78)	Buy
	Forward contract	GBP	US$	GBP (31)	Buy
	Forward contract	US$	AUD	US$ (4)	Buy
	Forward contract	US$	RON	US$ (15)	Buy
	Currency swap	US$	INR	US$ 100	Sell
Hedges of highly probable forecasted transactions	Forward contract	US$	INR	US$ 30	Sell
	Forward contract	RUB	US$	RUB 2,500	Sell
	Forward contract	BRL	US$	BRL 106	Sell
	Option contract	US$	INR	US$ 771	Sell

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.31 Financial instruments (continued)

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as at March 31, 2024.

Category	Instrument	Currency[1]	Cross Currency[1]	Amounts in millions	Buy/Sell
Hedges of recognised assets and liabilities	Forward contract	RUB	INR	RUB 1,227	Sell
	Forward contract	US$	INR	US$ 445	Sell
	Forward contract	ZAR	INR	ZAR 133	Sell
	Forward contract	GBP	INR	GBP 17	Sell
	Forward contract	AUD	INR	AUD 7	Sell
	Forward contract	EUR	INR	EUR 5	Sell
	Forward contract	US$	BRL	US$ (6)	Buy
	Forward contract	US$	CLP	US$ (3)	Buy
	Forward contract	US$	COP	US$ (11)	Buy
	Forward contract	US$	RON	US$ (20)	Buy
	Forward contract	EUR	US$	EUR (99)	Buy
	Forward contract	GBP	US$	GBP (55)	Buy
	Forward contract	US$	AUD	US$ (4)	Buy
	Option contract	US$	INR	US$ 20	Sell
	Option contract	RUB	US$	RUB 2,000	Sell
	Currency Swap	EUR	BRL	EUR (7)	Buy
Hedges of highly probable forecast transactions	Forward contract	US$	INR	US$ 11	Sell
	Option contract	RUB	INR	RUB 1,500	Sell
	Option contract	RUB	US$	US$ 903	Sell
	Forward contract	RUB	US$	RUB 1,050	Sell

[1] *"INR" means Indian Rupees, "US$" means United States dollars, "CAD" means Canadian dollars ,"RON" means Romanian new leus, "GBP" means U.K. pounds sterling, "AUD" means Australian dollars, "ZAR" means South African rands, "EUR" means Euros, "BRL" means Brazilian reals, "CLP" means Chilean pesos, "COP" means Colombian pesos, "KZT" means Kazakhstani tenges, and "RUB" means Russian roubles.*

The table below summarises the periods when the cash flows associated with highly probable forecast transactions that are classified as cash flow hedges are expected to occur:

Particulars	As at March 31, 2025	As at March 31, 2024
Cash flows in United States dollars		
Not later than one month	6,535	7,256
Later than one month and not later than three months	13,069	14,512
Later than three months and not later than six months	18,616	19,267
Later than six months and not later than one year	30,258	34,279
	68,478	**75,314**
Cash Flows in Russian roubles		
Not later than one month	716	767
Later than one month and not later than three months	1,841	1,535
Later than three months and not later than six months	-	-
Later than six months and not later than one year	-	-
	2,557	**2,302**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.31 Financial instruments (continued)

Particulars	As at March 31, 2025	As at March 31, 2024
Cash Flows in Brazilian Reals		
Not later than one month	264	-
Later than one month and not later than three months	532	-
Later than three months and not later than six months	789	-
Later than six months and not later than one year	-	-
	1,585	**-**

Hedges of changes in the interest rates

Consistent with its risk management policy, the Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates. The Company does not use them for trading or speculative purposes. The Company does not have any significant long term borrowings. Hence, the interest rate risk on borrowings is not significant.

2.32 Financial risk management

The Company's activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.
The Company's primary risk management focus is to minimise potential adverse effects of market risk on its financial performance. The Company's risk management assessment and policies and processes are established to identify and analyse the risks faced by the Company, to set appropriate risk limits and controls, and to monitor such risks and compliance with the same. Risk assessment and management policies and processes are reviewed regularly to reflect changes in market conditions and the Company's activities. The Board of Directors and the Audit Committee is responsible for overseeing the Company's risk assessment and management policies and processes.

a. Market risk

Market risk is the risk of loss of future earnings, fair values or future cash flows that may result from adverse changes in market rates and prices (such as interest rates, foreign currency exchange rates and commodity prices) or in the price of market risk-sensitive instruments as a result of such adverse changes in market rates and prices. Market risk is attributable to all market risk-sensitive financial instruments, all foreign currency receivables and payables and all short-term and long-term debt. The Company is exposed to market risk primarily related to foreign exchange rate risk, interest rate risk and the market value of its investments. Thus, the Company's exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Foreign exchange risk

The Company's foreign exchange risk arises from its foreign operations, foreign currency revenues and expenses, (U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus, Austrailian dollars and Euros) and foreign currency borrowings (in United States dollars, Russian roubles, Mexican pesos, Ukrainian hryvnias and Brazilian reals). A significant portion of the Company's revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company's revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of its highly probable forecast transactions and recognised assets and liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.32 Financial risk management (continued)

The details in respect of the outstanding foreign exchange forward and option contracts are given in note 2.31 to these consolidated financial statements.

In respect of the Company's forward and option contracts, a 10% increase/(decrease) in the respective exchange rates of each of the currencies underlying such contracts would have resulted in:

- ₹ 6,053/(6,184) increase/(decrease) in the Company's hedging reserve before tax and a ₹ 5,927/(5,927) increase/(decrease) in the Company's profit from such contracts, as at March 31, 2025;
- ₹ 7,041/(7,269) increase/(decrease) in the Company's hedging reserve before tax and a ₹ 2,203/(2,315) increase/(decrease) in the Company's profit from such contracts, as at March 31, 2024;

The following table analyses foreign currency risk from non-derivative financial instruments as at March 31, 2025:

Particulars	United States dollars	Euros	Russian roubles	Others[(1)]	Total
Assets					
Cash and cash equivalents	4,098	390	143	272	4,903
Investments	210	104	-	-	314
Trade receivables	59,076	498	2,865	2,133	64,572
Other financial assets	797	17	3	34	851
Total	**64,181**	**1,009**	**3,011**	**2,439**	**70,640**
Liabilities					
Trade payables	7,425	1,324	528	122	9,399
Short term borrowings	10,898	-	-	38	10,936
Lease liabilities	1,851	242	18	38	2,149
Other financial liabilities	5,970	485	111	624	7,191
Total	**26,144**	**2,051**	**657**	**822**	**29,675**

[(1)] *Other primarily consists of Swiss francs, U.K. pounds sterling, Chinese yuans (Renminbi) and Romanian leu.*

The following table analyses foreign currency risk from non-derivative financial instruments as at March 31, 2024:

Particulars	United States dollars	Euros	Russian roubles	Others[(1)]	Total
Assets					
Cash and cash equivalents	336	200	70	70	676
Investments	88	-	-	-	88
Trade receivables	60,435	246	1,161	279	62,121
Other financial assets	247	16	3	17	283
Total	**61,106**	**462**	**1,234**	**366**	**63,168**
Liabilities					
Trade payables	9,206	2,278	468	235	12,187
Short-term borrowings	-	646	-	-	646
Lease liabilities	1,165	-	16	285	1,466
Other financial liabilities	7,942	326	549	489	9,306
Total	**18,313**	**3,250**	**1,033**	**1,009**	**23,605**

[(1)] *Others primarily consists of U.K. pounds sterling, Swiss francs, Romanian new leus, Chinese Yuans (Renminbi), Canadian Dollars and Ukrainian hryvnia.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.32 Financial risk management (continued)

For the years ended March 31, 2025 and March 31, 2024, every 10% depreciation/appreciation in the foreign exchange rate between the Indian rupee and the respective currencies for the above-mentioned financial assets/liabilities would affect the Company's net profit by ₹ 4,097 and ₹3,956, respectively.

Interest rate risk

As at March 31, 2025, the Company had loans with floating interest rates as follows:

- ₹ 22,800 of loans carrying a floating interest rate of 3 Months T-bill + 35 bps to 84 bps;
- ₹ 3,000 of loans carrying a floating interest rate of 1 Months T-bill + 35 bps;
- ₹ 10,856 of loans carrying a floating interest rate of 6 Months SOFR + 10 bps to 65 bps;
- ₹ 1,274 of loans carrying a floating interest rate of Key rate + 4.7% to 5.9%;
- ₹ 2,217 of loans carrying a floating interest rate of TIIE + 1.35%; and
- ₹ 595 of loans carrying a floating interest rate of CDI + 1.55%.

As at March 31, 2024, the Company had loans with floating interest rates as follows:

- ₹ 10,900 of loans carrying a floating interest rate of the 3 Months T-bill + 5 bps to 84 bps;
- ₹ 2,302 of loans carrying a floating interest rate of the Key Rate + 253 bps to 276 bps; and
- ₹ 2,673 of loans carrying a floating interest rate of TIIE + 1.35%.

For details of the Company's short-term and long-term loans and borrowings, including interest rate profiles, refer to Note 2.11A and B of these consolidated financial statements.

For the years ended March 31, 2025 and March 31, 2024 every 10% increase or decrease in the floating interest rate component (i.e., CDI, and TIIE) applicable to its loans and borrowings would affect the Company's net profit by ₹ 271 and ₹ 144 respectively.

The carrying value of the Company's borrowings, interest component of which was designated in a cash flow hedge, was ₹ 0 as of March 31, 2025 and March 31, 2024.

The Company's investments in term deposits (i.e., certificates of deposit) with banks and short-term liquid mutual funds are for short durations, and therefore do not expose the Company to significant interest rates risk.

Note that "CDI" means the Interbank Certificate of Deposit (Certificado de Depósito Interbancário), "Key rate" means the key interest rate published by the Central Bank of Russia, "SOFR" means Secured Overnight Financing Rate, "T-bill" means the India Treasury bill and "TIIE" means the Equilibrium Inter-Banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.32 Financial risk management (continued)

Commodity rate risk

Exposure to market risk with respect to commodity prices primarily arises from the Company's purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Company's raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Company's active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company's operating expenses. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. As at March 31, 2025, the Company had not entered into any material derivative contracts to hedge exposure to fluctuations in commodity prices.

b. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from customers and investment securities. The Company establishes an allowance for doubtful debts and impairment that represents its estimate of expected losses in respect of trade and other receivables and investments.

Trade and other receivables

The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the customer, including the default risk of the industry and country in which the customer operates, also has an influence on credit risk assessment. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business.

Investments

The Company limits its exposure to credit risk by generally investing in liquid securities and only with counterparties that have a good credit rating. The Company does not expect any losses from non-performance by these counter-parties, and does not have any significant concentration of exposures to specific industry sectors or specific country risks.

Details of financial assets – not due, past due and impaired

None of the Company's cash equivalents, including term deposits (i.e., certificates of deposit) with banks, were past due or impaired as at March 31, 2025. The Company's credit period for trade receivables payable by its customers generally ranges from 20 - 180 days.

The ageing of trade receivables is given below:

Particulars	As at March 31, 2025	As at March 31, 2024
Neither past due nor impaired	81,010	71,350
Past due		
Less than 365 days	9,070	8,648
More than 365 days	467	412
Past due – Impaired		
Less than 365 days	-	32
More than 365 days	1,351	1,307
	91,898	**81,749**
Less : Allowance for credit losses	(1,478)	(1,451)
Total	**90,420**	**80,298**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.32 Financial risk management (continued)

See Note 2.7 B of these consolidated financial statements for the activity in the allowance for credit losses.

Other than trade receivables, the Company has no significant class of financial assets that is past due but not impaired.

c. Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by ensuring, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company's reputation.

As at March 31, 2025, and March 31, 2024, the Company had uncommitted lines of credit from banks of ₹ 50,904 and ₹ 61,131 respectively.

As at March 31, 2025, the Company had working capital of ₹ 119,842, including cash and cash equivalents of ₹ 14,654, investments in term deposits with banks and bonds of ₹ 9,948 and investments in mutual funds of ₹ 33,186.

As at March 31, 2024, the Company had working capital of ₹ 152,173, including cash and cash equivalents of ₹ 7,107, investments in term deposits with banks, bonds and commercial papers of ₹ 33,599, and investments in mutual funds of ₹ 40,597.

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term borrowings and obligations under leases, which have been disclosed in note 2.11 A to these consolidated financial statements) as at March 31, 2025:

Particulars	On demand	2026	2027	2028	2029	Thereafter	Total
Trade payables	-	26,478	-	-	-	-	**26,478**
Short-term borrowings	-	38,405	-	-	-	-	**38,045**
Derivative instruments	-	1,286	-	-	-	-	**1,286**
Other financial liabilities	-	38,849	97	51	50	849	**39,896**

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term borrowings and obligations under finance leases, which have been disclosed in note 2.11 A to these consolidated financial statements) as at March 31, 2024:

Particulars	On demand	2025	2026	2027	2028	Thereafter	Total
Trade payables	-	26,144	-	-	-	-	**26,144**
Short-term borrowings	4,600	8,123	-	-	-	-	**12,723**
Derivative instruments	-	468	-	-	-	-	**468**
Other financial liabilities	-	33,712	-	-	-	828	**34,540**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, "Legal Proceedings"), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is often difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company, based on internal and external legal advice, assesses the need to make a provision or discloses information with respect to the nature and facts of the case.

The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, results of operations or cash flows, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations or cash flows in a given period.

Product and patent related matters

Matters relating to National Pharmaceutical Pricing Authority

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product, and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs (Prices Control) Order (the "DPCO"), the National Pharmaceutical Pricing Authority (the "NPPA") established by the Government of India had the authority to designate a pharmaceutical product as a "specified product" and fix the maximum selling price for such product. In 1995, the NPPA issued a notification and designated Norfloxacin as a "specified product" and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the NPPA for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the "High Court") challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favour of the Company; however, it subsequently dismissed the case in April 2004.

The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the "Supreme Court") by filing a Special Leave Petition.

During the year ended March 31, 2006, the Company received a notice from the NPPA demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the NPPA, which was ₹ 285 including interest.

The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the NPPA, which was ₹77. The Company deposited this amount with the NPPA in November 2005. In February 2008, the High Court

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

directed the Company to deposit an additional amount of ₹ 30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company's application to include additional legal grounds that the Company believed strengthened its defence against the demand.

For example, the Company added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it was necessary for the NPPA to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. In October 2013, the Company filed an additional writ petition before the Supreme Court challenging the inclusion of Norfloxacin as a "specified product" under the DPCO. In January 2015, the NPPA filed a counter affidavit stating that the inclusion of Norfloxacin was based upon the recommendation of a committee consisting of experts in the field. On July 20, 2016, the Supreme Court remanded the matters concerning the inclusion of Norfloxacin as a "specified product" under the DPCO back to the High Court for further proceedings. During the three months ended September 30, 2016, the Supreme Court dismissed the Special Leave Petition pertaining to the fixing of prices for Norfloxacin formulations.

During the three months ended December 31, 2016, a writ petition pertaining to Norfloxacin was filed by the Company with the Delhi High Court. In addition, the Company has filed writ petitions challenging the inclusion and designation of Theophylline/Doxofylline, Cloxacillin and Ciprofloxacin as "specified products" under the DPCO and the related demand notices issued thereunder. These matters were consolidated with the Norfloxacin matter and have been adjourned to July 29, 2025 for hearing.

Based on its best estimate, the Company has recorded a provision for potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

Litigation relating to Cardiovascular and Anti-diabetic formulations

In July 2014, the NPPA, pursuant to the guidelines issued in May 2014 and the powers granted by the Government of India under the Drugs (Price Control) Order, 2013, issued certain notifications regulating the prices for 108 formulations in the cardiovascular and antidiabetic therapeutic areas. The Indian Pharmaceutical Alliance ("IPA"), in which the Company is a member, filed a writ petition in the Bombay High Court challenging the notifications issued by the NPPA on the grounds that they were ultra vires, ex facie and ab initio void. The Bombay High Court issued an order to stay the writ in July 2014. On September 26, 2016, the Bombay High Court dismissed the writ petition filed by the IPA and upheld the validity of the notifications/orders passed by the NPPA in July 2014. Further, on October 25, 2016, the IPA filed a Special Leave Petition with the Supreme Court, which was dismissed by the Supreme Court.

During the three months ended December 31, 2016, the NPPA issued show-cause notices relating to allegations that the Company exceeded the notified maximum prices for 11 of its products. The Company has responded to these notices.

On March 20, 2017, the IPA filed an application before the Bombay High Court for the recall of the judgment of the Bombay High Court dated September 26, 2016. This recall application filed by the IPA was dismissed by the Bombay High Court on October 04, 2017. Further, on December 13, 2017, the IPA filed a Special Leave Petition with the Supreme Court for the recall of the judgment of the Bombay High Court dated October 04, 2017, which was dismissed by Supreme Court on January 10, 2018.

During the three months ended March 31, 2017, the NPPA issued notices to the Company demanding payments relating to the foregoing products for the allegedly overcharged amounts, along with interest. On July 13, 2017, in response to a writ petition which the Company had filed, the Delhi High Court set aside all the demand notices of the NPPA and directed the NPPA to provide a personal hearing to the Company and pass a speaking order. A personal hearing in this regard was

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

held on July 21, 2017. On July 27, 2017, the NPPA passed a speaking order along with the demand notice directing the Company to pay an amount of ₹ 776. On August 03, 2017, the Company filed a writ petition challenging the speaking order and the demand notice. Upon hearing the matter on August 08, 2017, the Delhi High Court stayed the operation of the demand order and directed the Company to deposit ₹ 100 and furnish a bank guarantee for ₹ 676. Pursuant to the order, the Company deposited ₹ 100 on September 13, 2017 and submitted a bank guarantee of ₹ 676 dated September 15, 2017 to the Registrar General, Delhi High Court. On November 22, 2017, the Delhi High Court directed the Union of India to file a final counter affidavit within six weeks, subsequent to which the Company could file a rejoinder. On May 10, 2018, the counter affidavit was filed by the Union of India. The Company subsequently filed a rejoinder and both were taken on record by the Delhi High Court. The matter has been adjourned to July 08, 2025 for hearing.

Based on its best estimate, the Company has recorded a cumulative provision of ₹ 479 (₹ 437 up to March 31, 2024) under "Other expenses" as a potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable

However, if the Company is unsuccessful in such litigation, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and could potentially include penalties, which amounts are not readily ascertainable.

Other product and patent related matters

Ranitidine recall and litigation

On October 01, 2019, the Company initiated a voluntary nationwide recall (at the retail level for over-the-counter products and at the consumer level for prescription products) of its generic ranitidine products sold in the United States due to the presence of N-Nitrosodimethylamine ("NDMA") above levels established by the U.S. FDA. On April 01, 2020, the U.S. FDA requested manufacturers to withdraw all ranitidine products from the market immediately.

Federal Multidistrict Litigation - MDL 2924

On February 06, 2020, the Judicial Panel for Multidistrict Litigation established MDL 2924, In re Zantac (Ranitidine) Products Liability Litigation, in the United States District Court for the Southern District of Florida (the "MDL 2924"). Federal court cases, including personal injury lawsuits and putative class actions, were transferred to the MDL 2924 and consolidated for pre-trial purposes. To date, the Company (and/or one or more of its affiliates) has been named as a defendant in more than 3,275 lawsuits in the MDL 2924.

On December 31, 2020, the MDL 2924 Court granted the generic manufacturers' motion to dismiss all claims alleged against generic manufacturers in all the master complaints based on federal preemption. The plaintiffs' failure-to-warn and design defect claims were dismissed with prejudice, but the Court permitted plaintiffs to amend their pleadings as to all other claims. Plaintiffs elected not to file an amended master complaint for the third-party payor class action. For all other remaining claims, plaintiffs filed amended master complaints. The defendants filed a second round of motions to dismiss on March 24, 2021. On July 08, 2021, the Court dismissed all remaining claims against the generic manufacturers with prejudice based on federal preemption. The MDL 2924 Court's preemption rulings as to the generic manufacturer defendants were appealed in piecemeal fashion to the United States Court of Appeals for the 11th Circuit. On November 07, 2022, the 11th Circuit affirmed the dismissal of the third-party payor claims. All other appeals related to the generic defendants were stayed for many months in light of bankruptcy proceedings involving other defendants.

The brand manufacturers continued to litigate in the MDL 2924 following dismissal of the generic manufacturers. On December 06, 2022, the MDL 2924 Court entered an Order granting the brand defendants' motions to exclude all plaintiffs' expert witnesses and entering summary judgment in favor of the brand defendants as to all claims involving bladder,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

esophageal, gastric, liver, and pancreatic cancers (the "designated cancers"). The MDL 2924 Court then set a deadline of April 12, 2023 for plaintiffs to identify general causation experts as to any non-designated cancers. On May 15, 2023, the MDL 2924 Court entered summary judgment on the basis of Daubert as to all defendants (including generics) in all cases alleging designated cancers. On July 14, 2023, the MDL 2924 Court entered an Order dismissing all non-designated cancer cases with prejudice as to all defendants (including generic manufacturers) based on plaintiffs' failure to disclose experts. The MDL 2924 Court dismissed all economic loss class action cases on July 26, 2023 for lack of standing and granted summary judgment in defendants' favor on the medical monitoring class action cases in light of Daubert.

The MDL 2924 Court's Orders on Daubert and summary judgment did not apply to cases for which plaintiffs had already filed a Notice of Appeal, because the MDL 2924 Court lacked jurisdiction over those cases. To streamline the appeals, the MDL 2924 Court issued an indicative ruling, finding that, if the 11th Circuit were to return jurisdiction to the MDL 2924 Court, the MDL 2924 Court would grant summary judgment in favor of the generic manufacturer defendants based on Daubert. In light of the indicative ruling, the non-brand manufacturer defendants asked the 11th Circuit to remand the pending appeals back to the MDL 2924 Court. On September 08, 2023, the 11th Circuit severed the bankrupt defendant entities and remanded all appeals of cases naming branded and generic manufacturer defendants ("mixed-use cases"). On September 26, 2023, the MDL 2924 Court entered Rule 58 final judgment in favor of all defendants as to all designated cancer cases. On November 14, 2023, the MDL 2924 Court entered Rule 58 final judgment in favor of all defendants in non-designated cancer cases. On December 26, 2023, the 11th Circuit consolidated the appeals arising from the MDL 2924 for disposition before the same panel. The Court ordered the parties to brief generic preemption separately, but on the same schedule with all the other issues on appeal. Plaintiffs filed their opening merits briefs on April 10, 2024. Defendants' briefs were filed on July 25, 2024. Plaintiffs' reply briefs were filed on November 08, 2024. Oral argument will take place during the week of July 28, 2025. An exact date and time will be set 6 to 8 weeks in advance.

State Court Ranitidine-related Actions

Several ranitidine-related actions are currently pending against the Company in state courts. The New Mexico State Attorney General filed suit against the Company's U.S. subsidiary and multiple other manufacturers and retailers asserting public nuisance and negligence claims. The court denied the generic defendants' preemption motion to dismiss. Trial was scheduled for September 15, 2025, but the parties have requested a continuance. The City of Baltimore filed a similar public nuisance action, but the Maryland state court granted the generic defendants' preemption motion to dismiss with prejudice. In January 2021, the Company was served in a Proposition 65 case filed by the Center for Environmental Health ("CFEH") in the Superior Court of Alameda County, California. The Company and other defendants filed preemption demurrers and on May 07, 2021, the Court granted the generic manufacturer defendants' demurrers without leave to amend. Plaintiff appealed that decision and lost in the appellate court. The Supreme Court of California denied plaintiff's petition for review.

More than 360 plaintiffs filed suit against the Company in California, Illinois, New Jersey, New York, and Pennsylvania state courts. Generally, they alleged failure to warn, design defect, and negligence claims. The Company has been voluntarily dismissed from all cases filed against it in New Jersey, New York, and Pennsylvania. In Illinois, all cases alleging personal injuries from Zantac/ranitidine were consolidated for pre-trial purposes in Cook County. On August 17, 2023, the judge presiding over the consolidated Illinois state court proceedings granted the generic manufacturers' motion to dismiss all claims in the Master Complaint with prejudice based on federal preemption. Plaintiffs filed an appeal in Valadez, the first ranitidine case to go to trial. In Valadez, the plaintiffs did not appeal the defense verdict in favor of the brands, but they did appeal the pre-trial dismissal of the generic defendants on preemption grounds. The defendants' merits brief in Valadez was filed on April 03, 2025. Separately, plaintiffs filed a Rule 304(a) motion seeking an interlocutory appeal of Judge Trevino's preemption decision as to the generic manufacturer defendants in all Illinois state court cases. That appellate briefing was completed on May 01, 2025, and the case now is ripe for decision by the First District Court of Appeals in Illinois. The Valadez Court denied the motion without prejudice on February 10, 2025. In California, the Company was named in approximately 214 cases. All the California cases were transferred to the existing Judicial Council Coordination Proceedings ("JCCP") in Alameda County. After multiple rounds of demurrers on preemption, the JCCP Court allowed several of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

plaintiffs' claims to proceed against generic manufacturer defendants, including negligent storage and transportation, negligent product containers, failure to warn the U.S. FDA through adverse event reporting, and manufacturing defects. On December 23, 2024, the Company and plaintiffs' counsel executed a confidential master settlement agreement to resolve the California cases pending against the Company.

The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time. Accordingly, no provision was made in these consolidated financial statements of the Company.

Class Action under the Canadian Competition Act filed in Federal Court in Toronto, Canada

On June 03, 2020, a Class Action Statement of Claim was filed by an individual consumer in Federal Court in Toronto, Canada, against the Company's U.S. and Canadian subsidiaries and 52 other generic drug companies. The Statement of Claim alleges an industry-wide, overarching conspiracy to violate Sections 45 and 46 of the Canadian Competition Act by conspiring to allocate the market, fix prices, and maintain the supply of generic drugs in Canada. The action is brought on behalf of a class of all persons, from January 01, 2012 to the present, who purchased generic drugs in the private sector. The Statement of Claim states that it seeks damages against all defendants on a joint and several basis, attorney's fees and costs of investigation and prosecution. An Amended Statement of Claim was served on the Company's U.S. and Canadian subsidiaries on January 15, 2021 and added an additional 20 generic drug companies. The Amended Statement of Claim also removed the identification of defendant companies with conspiracy allegations regarding specific generic drugs and alleges a conspiracy to allocate the North America Market as to all generic drugs in Canada. A Second Fresh as Amended Statement of Claim was served on the Company's U.S. and Canadian subsidiaries on August 24, 2022 and adds an additional 10 drug companies. The Second Fresh as Amended Statement of Claim reinstituted the identification of defendant companies with conspiracy allegations regarding specific generic drugs. On June 01, 2023, plaintiffs served and filed a Motion Record for Certification of the proposed class action. On January 15, 2024, the plaintiffs served and filed a Third Fresh as Amended Statement of Claim, clarifying the proposed class as including: consumers who purchased generic drugs at pharmacies prescription drug plan holders or sponsors including employers, businesses, governments, and individual plan holders or sponsors; private insurers and insurance companies that purchase or reimburse for generic drugs; and corporate and other entities that purchase or reimburse for generic drugs in the private sector. It also clarifies the proposed class as excluding distributors, wholesalers, and pharmacies. On June 17, 2024, the plaintiffs served and filed a Supplementary Motion Record for Certification.

The Company's and all defendants' responding evidence to the certification motion was delivered on August 02, 2024. The plaintiffs' reply evidence for the certification motion was delivered November 15, 2024. At the same time, the plaintiffs delivered a further amended claim (the Fourth Amended Statement of Claim), which advances new allegations representing a significant shift in the core conspiracy claim and theory of the case. In addition to the alleged market allocation conspiracy, the plaintiffs now allege that the defendant generic drug manufacturers also conspired with pharmacies to "fix invoice prices for generic drugs in Canada at the maximum formulary price," and that the defendants facilitated this alleged conspiracy through the use of "illegal and anticompetitive kickbacks" paid to pharmacies.

The certification motion previously set by the court for five days was rescheduled to the week of October 27, 2025. Defendants' sur-reply was filed on April 25, 2025. Cross-examinations on the affidavits are to be completed by June 27, 2025. The plaintiffs' and defendants' written arguments are to be delivered by August 01, 2025 and September 12, 2025, respectively.

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

United States Antitrust Multi-District Litigations

Since November 2016, the *Generic Drug Price Fixing Antitrust Multi-District Litigation*, MDL 2724 (the "MDL 2724") has been pending in the United States District Court in Philadelphia, Pennsylvania. A multi-district litigation or MDL is a U.S. legal proceeding in which all cases relating to the same subject and claims filed anywhere in the United States are sent and consolidated into one legal proceeding in a single U.S. court for purposes of all pretrial activities, such as discovery (including document production and depositions), motions and other legal proceedings. These legal proceedings are administered on a joint or consolidated basis up until trial and then, when all pretrial proceedings have been concluded, cases are sent back to the courts where they were originally filed (if not originally filed in the MDL District) for trial purposes.

All cases filed in the MDL 2724 encompass claims that certain generic drug manufacturers/sellers in the United States (and certain named individual defendants) engaged in a conspiracy, beginning approximately in the year 2009, to agree on the prices at which each generic drug would be sold, and also on the market shares and customers that each manufacturer would have for a generic drug. They include alleged violations of federal antitrust laws and of state consumer protection and antitrust laws of numerous jurisdictions, as well as claims of unjust enrichment.

As of the date of this report, there are approximately 250 plaintiffs having filed a total of 206 cases. The claims in all the cases encompass a total of 404 generic drugs sold during a period beginning approximately in the year 2009. The Company (through its U.S. subsidiary, Dr. Reddy's Laboratories, Inc.) is named specifically as a defendant with respect to 23 generic drugs that it sold during this period of time.

In addition, even though each defendant (including the Company) did not sell all the drugs encompassed by the claims, the plaintiffs assert that there was an "overarching conspiracy" among the generic manufacturers which encompassed an agreement and understanding throughout the industry that generic manufacturers would cooperate with each other on prices, customers and market shares on all generic drugs sold in the United States, and that each manufacturer would cooperate on the "fair share" conspiracy whenever it entered or sold a drug in a specific generic drug market. As a result of this alleged "overarching conspiracy" claim, the plaintiffs claim that each defendant (including the Company) is liable for not only the damages suffered with respect to the specific drugs that a defendant sold, but is also liable for all of the damages with respect to all of the drugs alleged in a case whether a manufacturer defendant sold that drug or not.

The plaintiffs seek "treble" damages (i.e., three times the actual damages sustained) and injunctive relief, plus attorney's fees and costs in the litigation. The plaintiffs also allege claims for disgorgement of alleged unjust enrichment of profits earned by each defendant, including the Company, and punitive damages as a result of the alleged violations. The plaintiffs in the cases fall into the following categories:

- The Attorneys General of 49 U.S. States, the District of Columbia and the U.S. territories of Puerto Rico, Virgin Islands and Guam, which all allege that they were injured by the price fixing, customer allocation and bid rigging conspiracy in their general economies and that there were injuries suffered by consumers in their jurisdictions, seeking the disgorgement of improper profits on the generic drugs, and damages suffered by governmental agencies (such as government hospitals, agencies and prisons) that purchased generic drugs, encompassing a total of 129 generic drugs. The Company is named as to seven drugs. In addition, each of the plaintiffs seek to enforce their own state antitrust laws, which enable them to impose fines on a defendant in addition to seeking treble damages and disgorgement of alleged unjust enrichment from each defendant;
- Class actions on behalf of all companies that directly purchased generic drugs from one or more of the defendants defendants during a period beginning approximately in the year 2009 (the "Direct Purchaser Plaintiff" Class or "DPP" Class). This class action consists of all wholesaler/distributors, group purchasing organizations, and large pharmacies and retailers who purchased directly from one or more defendants. These claims encompass 148 drugs, of which the Company sold 11 drugs;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

- Class actions on behalf of all companies that indirectly purchased generic drug and resold them during a period beginning approximately in the year 2009 (the "Indirect Reseller Plaintiff" Class or "IRP" Class). This class consists of all pharmacies and retailers that purchased generic drugs from a wholesaler/distributor and resold the drugs. These claims encompass 179 generic drugs, of which the Company sold 20 drugs;

- Class actions on behalf of all companies and consumers that were end payers for the purchase of generic drugs by consumers (the "End Payer Plaintiff Class" or "EPP" Class). This class consists of all health care plans, insurance companies and union welfare funds that paid for generic drugs purchased by their members (consumers). These claims encompass 152 generic drugs, of which the Company sold 12 drugs; and

- Approximately 200 individual companies (which have opted out of the class actions), consisting of pharmacy retailers, health insurers, self-insured health plan employers, hospitals, counties and other local governmental agencies, (the "Direct Action Plaintiffs" or "DAPs") have individually filed complaints and alleged claims. These claims encompass a total of more than 400 drugs, of which the Company sold 23 drugs.

All complaints in the MDL 2724 are being simultaneously litigated together, on a consolidated basis, for all discovery and pre-trial purposes, except the Attorneys General Cases which were remanded back to the District of Connecticut and will no longer be included in the MDL in the Eastern District of Pennsylvania. Discovery is still proceeding. The first three cases that have been designated for the first trials in the MDL 2724 (the so-called "bellwether" cases) do not involve the Company's US subsidiary as a defendant. These bellwether cases encompass claims by the DPPs and EPPs as to two specific drugs that were not sold by the Company's US subsidiary and claims by the Attorney Generals as to approximately 80 topical drugs and creams that were not sold by the Company's US subsidiary. The trials in these bellwether cases are anticipated to occur in 2025.

A second round of three bellwether cases have been selected which are expected to be tried in in late-2026 or 2027. They include: a case encompassing a single drug that does not involve the Company's U.S. subsidiary as a defendant; a case by the Attorney Generals encompassing 15 drugs in which the Company's U.S. subsidiary is named as to two drugs (meprobamate and zoledronic acid); and a case brought by Humana, Inc., encompassing 15 drugs in which the Company's U.S. subsidiary is named as to one drug (divalproex). In both of the last two cases, the plaintiffs seek damages (including treble damages) encompassing the drugs that the Company's U.S. subsidiary sold, plus joint and several liability for the damages suffered on all of the drugs in the cases based on the allegation of participation in an industry-wide "overarching conspiracy."

In addition to the cases filed in the MDL 2724, approximately 150 companies (consisting primarily of health insurers, and health plans) have filed three praecipe of actions in the Pennsylvania Court of Common Pleas in Philadelphia, Pennsylvania, against 52 generic drug companies, including the Company's US subsidiary, giving notice of potential, unspecified antitrust claims against the named defendants. These praecipes of actions have been stayed pending the developments and potential completion of the cases in the MDL 2724.

The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time. Accordingly, no provision was made in these consolidated financial statements.

Civil litigation with Mezzion

On January 13, 2017, Mezzion Pharma Co. Ltd. and Mezzion International LLC (collectively, "Mezzion") filed a complaint in the New Jersey Superior Court against the Company and its wholly owned subsidiary in the United States. The complaint pertains to the production and supply of the active pharmaceutical ingredient ("API") for udenafil (a patented compound) and an udenafil finished dosage product during a period from calendar years 2007 to 2015. Mezzion alleges that the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

Company failed to comply with the U.S. FDA's current Good Manufacturing Practices ("cGMP") at the time of manufacture of the API and finished dosage forms of udenafil and, consequently, that this resulted in a delay in the filing of a NDA for the product by Mezzion. The Company filed a motion to dismiss Mezzion's complaint on the technical grounds that the Court lacks jurisdiction over the Company. In January 2018, the Court denied the Company's motion to dismiss the complaint on the jurisdictional matter. The Company's interlocutory appeal of said denial was also denied. The case is continuing in pretrial discovery.

The Company denies any wrongdoing or liability in this regard, and intends to vigorously defend against the claims asserted in Mezzion's complaint. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in these consolidated financial statements.

Revlimid® Antitrust Litigation

In 2023 and 2024, three lawsuits were filed against Dr. Reddy's Laboratories, Inc. ("DRL Inc.") and/or Dr. Reddy's Laboratories Ltd. ("DRL Ltd." and together with DRL Inc., "DRL"), and three additional groups of plaintiffs sought to add DRL to their pending actions and/or through additional lawsuits, in federal court in New Jersey concerning the drug product Revlimid® and generic equivalents. Litigation has been pending in that court since at least 2019 by various plaintiffs asserting antitrust claims and similar claims against Celgene Corporation ("Celgene") and Bristol-Myers Squibb Company ("BMS") related to Revlimid®, In re Revlimid & Thalomid Purchaser Antitrust Litigation, C.A. No. 19-cv-07532 (D.N.J.) ("In re Revlimid action"). Starting in 2022, certain plaintiffs also filed lawsuits in this litigation against Teva Pharmaceuticals USA Inc. ("Teva") and Natco Pharma Limited ("Natco") as well. Then, in 2023, plaintiffs Mayo Clinic and LifePoint Corporate Services, General Partnership filed a complaint against DRL Inc. as well as defendants Celgene, BMS, Natco, and Teva (C.A. No. 23-cv-22321 (D.N.J.)). In a second lawsuit in 2023 (C.A. No. 23-cv-22117 (D.N.J.)), plaintiff Intermountain Health, Inc. filed a complaint against DRL Inc. and the same group of defendants Celgene, BMS, Natco, and Teva (Mayo Clinic, LifePoint Corporate Services, General Partnership, and Intermountain Health, Inc., together, the "Hospital Plaintiffs"). The Hospital Plaintiffs have subsequently added DRL Ltd. as a defendant to their lawsuits. In a third lawsuit, filed in 2024 (C.A. No. 24-cv-00379 (D.N.J.)), plaintiffs Walgreen Co., Kroger Specialty Pharmacy, Inc., and CVS Pharmacy Inc. (together, the "Retailer Plaintiffs"), who previously had sued Celgene, BMS, Natco, and Teva, filed an additional complaint against DRL Inc. and DRL Ltd. The Hospital Plaintiffs' and Retailer Plaintiffs' actions against DRL have been consolidated with the In re Revlimid action. Subsequently, through amended complaints, three additional groups of plaintiffs have sought to add DRL as a defendant in their already pending lawsuits previously consolidated into the In re Revlimid action. The first such plaintiff is United Healthcare Services, Inc. ("United") (C.A. No. 20-cv-18531 (D.N.J.)).

The second such group of plaintiffs is composed of Cigna Corp., Humana Inc., Blue Cross Blue Shield Association, Health Care Service Corporation, Blue Cross and Blue Shield of Florida, Inc., and Molina Healthcare, Inc. (C.A. Nos. 19-cv-07532 (D.N.J.), 21-cv-11686 (D.N.J.), 21-cv-10187 (D.N.J.), 21-cv-06668 (D.N.J.), and 22-cv-04561(D.N.J.)) (together, the "Insurer Plaintiffs"). The third such group of plaintiffs is composed of Jacksonville Police Officers and Fire Fighters Health Insurance Trust, Carpenters and Joiners Welfare Fund, Teamsters Local 237 Welfare Fund and Teamsters Local 237 Retirees' Benefit Fund, and Teamsters Western Region and New Jersey Health Care Fund, who bring their claims on behalf of a purported class of end-payors of Revlimid® and generic equivalents (C.A. No. 22-cv-06694 (D.N.J.)) (the "EPP Plaintiffs").

The allegations brought by the Hospital Plaintiffs, the Retailer Plaintiffs, United, the Insurer Plaintiffs, and the EPP Plaintiffs (collectively, "Plaintiffs") against DRL in these cases are similar: they allege that the patent settlement agreement among DRL, Celgene and BMS concerning Revlimid® violated federal and state antitrust laws and state consumer protection laws by improperly delaying generic entry of Revlimid® through 2022 and then limiting generic competition of Revlimid® through 2026. The Plaintiffs' claims against DRL are also substantially similar to the claims these plaintiffs have brought against defendants Celgene, BMS, Natco, and Teva.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

Each of these lawsuits naming DRL as a defendant have been consolidated with the ongoing In re Revlimid action. A trial date has not yet been scheduled. On June 06, 2024, the court issued an order on the pending motions to dismiss filed by other defendants, in which the court dismissed all claims at issue in that motion, including claims challenging the patent settlement agreements. The order allowed plaintiffs to file amended complaints. On August 05, 2024, all Plaintiffs filed amended complaints, including the amended complaints filed by United, Insurer Plaintiffs, and EPP Plaintiffs, described above, which sought to add DRL as a defendant in those actions for the first time. On October 07, 2024, DRL and all other defendants to the In re Revlimid action filed motions to dismiss each of Plaintiffs' lawsuits in their entirety. Those motions are pending, and discovery currently is stayed.

On December 16, 2024, several of the Insurer Plaintiffs also filed substantially similar complaints to those already pending in the In re Revlimid action against DRL, Natco, Teva, and AbbVie Inc. (C.A. Nos. 24-cv-11168 (D.N.J.); 24-cv-11169 (D.N.J.); 24-cv-11176 (D.N.J.); 24-cv-1121 (D.N.J.); 24-cv-11230 (D.N.J.)) (the "Standalone Actions"). On January 13, 2025, DRL and all other defendants to the Standalone Actions filed a letter requesting the court that they be allowed to brief a motion to dismiss the Standalone Actions, including for substantially the same reasons already briefed in the motion to dismiss the claims raised in the In re Revlimid action.

The Company intends to vigorously defend its positions. Any liability that may arise on account of this litigation is unascertainable. Accordingly, no provision has been made in these consolidated financial statements.

Other matters

Internal Investigation

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice ("DOJ"), Securities and Exchange Commission ("SEC") and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company's Board of Directors. On July 06, 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company has continued to engage with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollaram areas of Medak district of the then existing undivided state of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollaram and Jeedimetla areas for discharging effluents which damaged the farmers' agricultural land. The compensation was fixed at ₹ 0.0013 per acre for dry land and ₹ 0.0017 per acre for wet land. Accordingly, the Company has paid a total compensation of ₹ 3. The Andhra Pradesh High Court disposed of the writ petition on February 12, 2013 and transferred the case to the National Green Tribunal ("NGT"), Chennai, India. The interim orders passed in the writ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

petitions will continue until the matter is decided by the NGT. The NGT has, through its order dated October 30, 2015, constituted a Fact Finding Committee.

The NGT has also permitted the alleged polluting industries to appoint a person on their behalf in the Fact Finding Committee. However, the Company, along with the alleged polluting industries, has challenged the constitution and composition of the Fact Finding Committee. The NGT has directed that until all the applications challenging the constitution and composition of the Fact Finding Committee are disposed of, the Fact Finding Committee shall not commence its operation.

The NGT, Chennai in a judgment dated October 24, 2017, disposed of the matter. The Bulk Drug Manufacturers Association of India ("BDMAI"), in which the Company is a member, subsequently filed a review petition against the judgment on various aspects.

The NGT, Delhi, in a judgment dated November 16, 2017 in another case in which the Company is not a party, stated that the moratorium imposed in the Patancheru and Bollaram areas shall continue until the Ministry of Environment, Forest and Climate Change passes an order keeping in view the needs of the environment and public health. The Company filed an appeal challenging this judgment.

The High Court of Hyderabad heard the Company's appeal challenging this judgment in July 2018 and directed the respondents to file their response within a period of four weeks. During the three months ended September 30, 2018, the respondents filed counter affidavits and the matter has now been adjourned for final hearing.

The appeal came up for hearing before the High Court of Hyderabad on October 25, 2018 and has been adjourned for further hearing. The Hon'ble High Court has closed the matter in June 2022, by granting liberty for the Company to take proper recourse for remedies available under the NGT Act, 2010 before the Hon'ble Supreme Court of India.

On April 24, 2019, based upon the judgment of the NGT, Chennai dated October 24, 2017, the Government of Telangana has issued GO.Ms. No. 24 of 2019 that allows for expansion of production of all kinds of existing industrial units located within the stretch of Patancheru – Bollaram upon depositing an amount equivalent to 1% of the annual turnover of the respective unit for the concluded fiscal year, i.e., March 31, 2019. Accordingly, the Company made a provision of ₹ 29.4, representing the probable cost of expansion, during the year ended March 31, 2019.

During the three months ended September 2019, the Telangana State Pollution Control Board ("TSPCB") issued Operational Guidelines basis the NGT, Chennai Order dated October 24, 2017, G.O.Ms. No. 24 dated April 24, 2019 and G.O.Ms. No. 31 dated May 24, 2019 and sought to recover retrospectively an amount of 0.5% of the annual turnover from the fiscal years 2016-2017 to 2018-2019 for all the industrial units situated in Patancheru and Bollaram for the purposes of restoration of such affected area. The Company has four industrial units situated in Patancheru and Bollaram. The Consent For Operation ("CFO") for change of product mix application filed by one of the industrial unit of the Company has been recommended for issuance of CFO with change of product mix only upon payment of 0.5% of the annual turnover from the fiscal years 2016-2017 to 2018-2019 to the TSPCB. The Company intends to vigorously defend itself against the Operational Guidelines

In November 2019, demand notices were issued by the TSPCB for collection of Corpus Fund of 0.5% as remediation fee on the previous year turnover as per Operational Guidelines dated August 03, 2019 issued by TSPCB under the guise of G.O.Ms No. 24 dated April 24, 2019 and G.O.Ms No. 31 dated May 24, 2019 and basis the judgment of NGT, Chennai dated October 24, 2017 for the fiscal years 2015-2016 to 2018-2019 received by CTO-1, CTO-2, CTO-3 and CTO-5 of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

On November 22, 2019, The Hon'ble High Court of Judicature at Hyderabad issued an Interim Order which stayed the demand on the condition that the Company deposit ₹ 60 as the remediation fee for the fiscal year 2018-2019 payable in the fiscal year 2019-2020. The deposit of ₹ 60 was made and the Interim Order is continuing. Consequently, the Hon'ble High Court has disposed of the matter with a liberty to the Company to approach the NGT, if necessary. The Company believes that any additional liability that might arise in this regard is not probable. Accordingly, no provision relating to these claims has been made in these consolidated financial statements.

Fuel Surcharge Adjustments

The Andhra Pradesh Electricity Regulatory Commission (the "APERC") passed various orders approving the levy of Fuel Surcharge Adjustment ("FSA") charges for the period from April 01, 2008 to March 31, 2013 by power distribution companies from all the consumers of electricity in the then existing undivided state of Andhra Pradesh, India where the Company's headquarters and principal manufacturing facilities are located. Separate writ petitions filed by the Company for various periods, challenging and questioning the validity and legality of this levy of FSA charges by the APERC, are pending before the High Court of Andhra Pradesh and the Supreme Court of India.

The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from April 01, 2008 to March 31, 2013 is ₹ 482. After taking into account all of the available information and legal provisions, the Company has recorded ₹ 219 as the potential liability towards FSA charges.

However, the Company has paid, under protest, an amount of ₹ 354 as demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

During the three months ended June 30, 2016, the Supreme Court of India dismissed the Special Leave Petition filed by the Company in this regard for the period from April 01, 2012 to March 31, 2013. As a result, for the quarter ended 30 June 2016, the Company recognized an expenditure of ₹ 55 (by de-recognizing the payments under protest) representing the FSA charges for the period from April 01, 2012 to March 31, 2013.

Indirect taxes related matters

Value Added Tax ("VAT") matter

The Company has received various demand notices from the Government of Telangana's Commercial Taxes Department objecting to the Company's methodology of calculation of VAT input credit. The below table shows the details of each of such demand notice, the amount demanded and the current status of the Company's responsive actions.

Period covered under the notice	Amount demanded	Status
April 2006 to March 2009	₹ 66 plus 10% penalty	The State VAT Appellate Tribunal has remanded the matter to the assessing authority to re-compute the eligibility and penalty orders are set-aside. The Company filed appeal against the same with the High Court, Telangana
April 2009 to March 2011	₹ 55 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal. The matter was remanded to the original adjudicating authority with a direction to re-calculate the eligibility for the year ended March 31, 2010
April 2011 to March 2014	₹ 27 plus 10% penalty	The Appellate Deputy Commissioner issued an order partially in favor of the Company

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

The Company has recorded a provision of ₹ 51 as of March 31, 2025 and believes that the likelihood of any further liability that may arise on account of the ongoing litigation is not probable.

Notices from Commissioner of Goods and Services Tax, India

In January 2020, the Commissioner of Goods and Services Tax, India issued notices alleging that the Company has improperly availed input tax credit of ₹ 307. The Company then received an order from the Additional Commissioner of Goods and Services Tax in favor of the Company's right to claim such input tax credit. Subsequently the tax authorities filed an appeal against the favorable order before the Commissioner of Goods and Services Tax (Appeals). The Commissioner of Goods and Service Tax (Appeals) passed an order rejecting the Company's right to claim such input tax credit availment. The Company has filed an Appeal against such order before Hon'ble High Court of Telangana.

The Company believes that it has correctly distributed and availed the input tax credit within the provisions of the applicable Act and hence no additional liability will accrue in this regard.

With reference to availment of input tax credit relating to education cess, the Company has received order with tax demand of ₹ 31 from the Goods and Service Tax ("GST") authorities of various states pursuant to which it has recorded a provision of ₹ 31 as of March 31, 2025.

In February 2022, the Company paid under protest an amount of ₹123 towards a GST reverse charge. In January 2025, the Additional Commissioner of GST passed an order confirming the demand as per the show cause notice dated July 05, 2024. The Company believes that the demand in such order is not enforceable and will not have any significant impact on the Company. The Company is in process of filing an appeal against such order.

Other indirect tax related matters

Additionally, the Company is in receipt of various demand notices from the Indian Sales and Service Tax authorities. The disputed amount is ₹ 482. The Company has responded to such demand notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in these consolidated financial statements as of March 31, 2025.

Others

Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its consolidated financial statements.

B. Commitments:

Particulars	As at March 31, 2025	As at March 31, 2024
Estimated amounts of contracts remaining to be executed on capital account and not provided for (net of advances)	14,567	18,177

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.34 Capital management

For the purposes of the Company's capital management, capital includes issued capital and all other equity reserves. The primary objective of the Company's capital management is to maximise shareholder value. The Company manages it's capital structure and makes adjustments in the light of changes in economic environment and the requirements of the financial covenants. The Company monitors capital using gearing ratio, which is total debt divided by total capital plus debt. The capital gearing ratio as on March 31, 2025 and March 31, 2024 was 12% and 6%, respectively.

2.35 Regulatory inspection of facilities

Tabulated below are the details of the U.S. FDA inspections carried out at various facilities of the Company which were carried out or remained open during the year ended March 31, 2025:

Month and year	Unit	Details of observations
October 2023	Biologics, Hyderabad, India	Nine observations were noted in the U.S. FDA inspection. The Company responded to the observations and is awaiting the Establishment Inspection Report ("EIR").
May 2024	Formulations manufacturing facilities {Vizag SEZ plant 1 (FTO VII) and Vizag SEZ plant 2 (FTO IX)} at Duvvada, Visakhapatnam, India	Two observations were noted in the U.S. FDA inspection. The Company responded to the observations by June 07, 2024. On August 11, 2024, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection of the facility was classified as Voluntary Action Indicated ("VAI").
June 2024	API Srikakulam plant (Unit 6), Andhra Pradesh, India	Four observations were noted in the U.S. FDA inspection. The Company responded to the observations on June 30, 2024. On September 06, 2024, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection of the facility was classified as VAI.
August 2024	Formulations Srikakulam (SEZ) plant 1, Andhra Pradesh, India	There was a Pre-Approval Inspection of the site by the U.S. FDA and three observations were noted in the inspection.
September 2024	Integrated Product Development Organization (IPDO), Bachupally, Hyderabad, India	No observations were noted in the U.S. FDA inspection. The Company is awaiting the EIR
November 2024	API Bollaram (CTO Unit-II) plant, Telangana, Hyderabad, India	Seven observations were noted in the U.S. FDA inspection. The Company responded to the observations, and an EIR was issued by the U.S. FDA on February 24, 2025 indicating the closure of audit and the inspection of the facility was classified as VAI.

2.36 Merger of Dr. Reddy's Holdings Limited into Dr. Reddy's Laboratories Limited

The Board of Directors, at its meeting held on July 29, 2019, had approved the amalgamation of Dr. Reddy's Holdings Limited ("DRHL"), an entity held by the Promoter Group, which held 24.83% of Dr. Reddy's Laboratories Limited into the Company (the "Scheme"). This Scheme was subject to the approval of shareholders, stock exchanges, the Hon'ble National Company Law Tribunal, Hyderabad Bench ("NCLT") and other relevant regulators as per the provisions of Section 230 to 232 and any other applicable provisions of the Companies Act, 2013.

The Scheme was intended to simplify the shareholding structure and reduction of shareholding tiers. The Promoter Group cumulatively was to continue to hold the same number of shares in the Company, pre and post the amalgamation. All costs, charges and expenses relating to the Scheme was borne out of the surplus assets of DRHL. Further, any expense, if exceeding the surplus assets of DRHL, will be borne directly by the Promoter Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.36 Merger of Dr. Reddy's Holdings Limited into Dr. Reddy's Laboratories Limited (continued)

During the fiscal year ended March 31, 2020, the Scheme was approved by the board of directors, members and unsecured creditors of the Company. The no-observation letters from the BSE Limited and National Stock Exchange of India Limited were received on the basis of no comments received from Securities and Exchange Board of India ("SEBI"). The petition for approval of the said Scheme was filed with the Hon'ble NCLT, Hyderabad Bench.

The aforementioned Scheme was approved by the Hon'ble NCLT, Hyderabad vide its Order dated April 05, 2022. Subsequently, the Company filed the NCLT order, with the Ministry of Company Affairs on April 08, 2022 ('Effective Date'). Pursuant to the Scheme of Amalgamation and Arrangement as approved by the NCLT, an aggregate of 41,325,300 equity shares, face value of ₹ 5 each held by DRHL in the share capital of the Company have been cancelled and an equivalent 41,325,300 number of equity shares, face value of ₹ 5 each were allotted to the shareholders of DRHL. There was no change in the total equity shareholding (Promoter/Public Shareholding) of the Company, on account of the allotment/cancellation of equity shares pursuant to the approved Scheme.

In relation to this merger approved by the NCLT, the Company received a show cause notice on April 04, 2025, under Section 148A(1) of the Income-tax Act, 1961. The notice sought an explanation as to why a reassessment notice under Section 148 should not be issued for income alleged to have escaped assessment due to the merger.

The Company strongly believes that there is no escapement of tax pursuant to the said merger scheme as the amalgamation was carried out for the above stated purpose. Further, it was carried out in compliance with various applicable laws in India and after taking with applicable regulatory approvals. The Company will take suitable action to defend its position as required, appropriately.

The said scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

2.37 The Code on Social Security, 2020

The Code on Social Security, 2020 ('Code') relating to employee benefits during employment and post employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. Certain sections of the code came into effect on May 03, 2023. However, the final rules/interpretation have not yet been issued. The Company will complete their evaluation once the subject rules are notified and will give appropriate impact in the consolidated financial statements in the period in which, the Code becomes effective.

2.38 Geopolitical Conflicts

The Company considered the uncertainties relating to the conflict between India and Pakistan, in the middle east, and military conflict between Russia and Ukraine in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. The outcome of the conflict is difficult to predict, and it could have an adverse impact on the macroeconomic environment. Management has considered all potential impacts of the conflict including adherence to global sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia. For this purpose, the Company considered internal and external sources of information up to the date of approval of these consolidated financial statements.

The Company based on its judgments, estimates and assumptions expects to fully recover the carrying amount of receivables, inventory, goodwill, intangible assets, investments and other assets. Accordingly, during the year ended March 31, 2025, the impact of this conflict on the Company's operations and financial condition was not material. The Company will continue to closely monitor any material changes to future economic conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.39 Agreement with Mayne Pharma Group Limited ("Mayne")

On February 27, 2023, the Company entered into an asset purchase agreement with Australia based Mayne, to acquire its U.S. generic prescription product portfolio. The portfolio consists of 44 commercial products, 42 approved non-marketed products and four pipeline products, including a number of generic products focused on women's health. Approved high-value products include a hormonal vaginal ring, a birth control pill and a cardiovascular product

The acquisition was consummated on April 06, 2023 upon the completion of all closing conditions. Under the terms of the agreement, the Company acquired portfolio of product-related intangible assets for an upfront cash consideration of U.S.$ 90, and inventories valued at U.S.$24 for additional contingent consideration (net of accrued channel liabilities), which were determined as of the closing date.

During the year ended March 31, 2025 certain intangible assets from this portfolio were impaired.

Refer to Note 2.4 for further details.

2.40 Business acquisition

Agreement with Nestlé India Limited

On April 25, 2024, the parent company entered into a definitive agreement with Nestlé India Limited ("Nestlé India"), for manufacturing, developing, promoting, marketing, selling, distributing, and commercializing nutraceutical products and supplements in India and other geographies as may be agreed by the parties. The aforesaid business activities are carried out through Dr. Reddy's Nutraceuticals Limited (the "Nutraceuticals subsidiary") which was incorporated on March 14, 2024. Subsequently, the Nutraceuticals subsidiary's name was changed to Dr. Reddy's and Nestlé Health Science Limited on June 13, 2024.

This arrangement is strategically important for both companies as it allows them to combine their complementary strengths and expand their reach in the nutraceutical market.

The aforesaid definitive agreement was subject to certain closing conditions. The closing conditions were satisfied, and the transaction was completed on August 01, 2024.

Following the closing, Nestlé India and the parent company contributed subscription amounts of ₹7,056 and ₹7,344 respectively, to the Nutraceuticals subsidiary. After giving effect to such infusion of subscription amounts:

a. Nestlé India was issued shares of the Nutraceuticals subsidiary, representing a 49% ownership stake. The parent company holds the remaining 51% of the Nutraceuticals subsidiary. Further, Nestlé India has a call option to increase their shareholding to up to 60% after six years from the closing date for a purchase price based on fair market value;

b. the Nutraceuticals subsidiary acquired the licenses to nutraceutical products and a supplements portfolio from Nestlé India along with employees for a cash consideration of ₹2,231. Additionally, a royalty is payable to Nestlé India at 4.5% of post-closing net sales that are based upon the licensed rights; and

c. the parent company transferred its nutraceuticals and supplements portfolio along with employees to the Nutraceuticals subsidiary for cash consideration of ₹8,217. As this represents a transaction with a subsidiary under the control of the parent company, the transfer of nutraceuticals and supplements business by the parent company to the Nutraceuticals subsidiary has been eliminated in these consolidated financial statements.

The parent company has accounted for the transaction pertaining to the acquisition from Nestlé India under Ind As 103, "Business Combinations".

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.40 Business acquisition (continued)

The parent company completed the purchase price allocation for this acquisition. Tabulated below are the fair values of the assets acquired, including goodwill, and liabilities assumed on the acquisition date:

Particulars	Amount
Purchase consideration (A)	**2,231**
Property, Plant and Equipment and other assets	42
Product related intangibles	1,982
Assets acquired (B)	**2,024**
Goodwill (A-B)	**207**

The significant assumptions used in the valuation model to fair value acquired intangible assets in estimating future cash flows included projected revenue growth rates and the respective discount rates

Goodwill of ₹207 has been recognized in connection with this acquisition, representing the excess of consideration transferred over the fair values of the net identifiable assets acquired. The goodwill is attributable to new growth opportunities, workforce and synergies of the combined business operations, and it is not expected to be deductible for tax purposes. This goodwill has been allocated entirely to the Company's Global Generics segment.

The amount of revenue included in the consolidated income statements since August 01, 2024 pertaining to the business acquired from Nestlé India was ₹503 during the year ended March 31, 2025.

No pro-forma information is disclosed in these consolidated financial statements, as the impact of this acquisition on these consolidated financial statements is not material.

The associated acquisition costs were not material and have been charged to the income statement when incurred.

Non-Controlling interest:

Nestlé India's 49% ownership stake in the Nutraceuticals subsidiary is reported as a NCI in the consolidated financial statements.

As of March 31, 2025, the carrying value of this NCI is ₹3,778, arising from the initial measurement at the Nestlé India's proportionate share of identifiable net assets as of the acquisition date and subsequently adjusted with the share of profit based on ownership percentage.

The NCI share of profit after tax for the year ended March 31, 2025 is ₹701. This primarily includes the portion of a deferred tax asset recognized by the Nutraceuticals subsidiary and consequently allocated to NCI. This deferred tax asset pertains to business acquired from the parent company and recognized by the Nutraceuticals subsidiary at the carrying amount as appearing in the consolidated financial statements of the parent company. However, the tax base of these identifiable assets is based on fair values as at the closing date.

Business transfer agreement with Haleon:

On June 26, 2024, the Company entered into definitive agreement with Haleon UK Enterprises Limited ("Haleon") to acquire Haleon's global portfolio of consumer healthcare brands in the Nicotine Replacement Therapy category (the "NRT Business") outside of the United States of America for a total consideration of up to ₹56,121 (GBP 500), including an upfront cash payment of ₹51,407 (GBP 458) and earn-out consideration of up to ₹4,714 (GBP 42).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.40 Business acquisition (continued)

The acquisition was structured as a purchase all of the shares of Northstar Switzerland SARL, a Haleon group company whose assets includes intellectual property, employees, agreements with commercial manufacturing organizations, marketing authorizations, and other assets related to the commercialization of brands such as Nicotinell (with extensive presence in Europe, Asia, including Japan, and Latin America), Nicabate (in Australia), and other brands in New Zealand and Canada. The acquisition included all formats such as lozenge, patch, spray, and gum in all applicable global markets outside of the United States of America.

The closing conditions were satisfied, and the transaction was completed on September 30, 2024. Upon completion, the Company purchased 100% of the shares of NorthStar Switzerland SARL and paid Haleon an upfront cash payment of ₹51,407 (GBP 458). During the three months ended March 31, 2025, the Company paid Haleon the first earnout milestone of approximately ₹1,655 (GBP 15) for achieving specified NRT Business sales targets in calendar year 2024 and meeting other parameters. Additional earnout consideration of up to ₹2,951 (GBP 27) is payable to Haleon contingent upon achieving agreed-upon NRT Business sales targets in calendar year 2025, and meeting other parameters. The Company believes that the acquired business strengthens the Company's position in the global consumer healthcare OTC business.

The Company has accounted for the transaction under Ind AS 103, "Business Combinations" using the acquisition method.

Considering the size, complexity and timing of the acquisition, the Company was in the process of finalizing the fair values of assets acquired and liabilities assumed. Therefore, the fair values disclosed as of September 30, 2024 were provisional based on facts that existed at the acquisition's completion date.

During the three months ended March 31, 2025, the Company completed the purchase price allocation. Tabulated below are the fair values of assets acquired and liabilities assumed as of the acquisition's completion date:

Particulars	Amount
Identifiable assets acquired	
Product related intangibles (A)	54,973
Liabilities assumed	
Deferred tax liabilities (B)	(8,483)
Net identifiable assets acquired (C= A-B)	**46,490**
Purchase consideration	
- upfront consideration	51,407
- earn-out contingent consideration (at fair value)	4,450
- cash flow hedge gain	(2,197)
Total Purchase consideration (D)	**53,660**
Goodwill (D) - (C)	**7,170**

The significant assumptions used in the valuation model to fair value acquired intangible assets in estimating future cash flows included projected revenue growth rates and the respective discount rates.

Goodwill of ₹7,170 (GBP 63.88) representing the excess of consideration paid above the fair value of the acquired assets and liabilities, comprises the value of further growth opportunities, including the expected synergies arising from the acquisition and an assembled workforce, which do not meet the criteria for recognition as intangible asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.40 Business acquisition (continued)

The entire amount of goodwill and intangibles are not expected to be deductible for tax purposes. This goodwill includes deferred tax liability recognized at acquisition, due to the difference between the fair value of the acquired brands and their corresponding tax base.

This goodwill has been allocated entirely to the Company's Global Generics segment.

The Company executed a forward exchange contract to hedge the foreign exchange exposure related to the consideration payable in GBP. This forward contract was designated as a cash flow hedge, and the effective portion of the gain on the hedging instrument was recognized in the statement of other comprehensive income during the hedging period. Upon maturity, the hedge gains of ₹ 2,197 (GBP 19.57) from this forward contract were reclassified from the cash flow hedge reserves and adjusted in the consideration paid upon completion of the transaction.

At the acquisition's completion date, the contingent consideration was recognized at its fair value of ₹4,450. The fair value was estimated using the discounted cash flows technique, which considers the present value of the expected future earn-out payment discounted from their respective payment dates using a risk-adjusted discount rate. The significant unobservable inputs in the valuation is the estimated sales forecast. The Company has estimated that the prescribed sales target will be met. The Company has also estimated that any reasonably possible change in the sales for the calendar years 2024 and 2025 will not result in a material change in the fair value of the contingent consideration. The contingent consideration is classified as a financial liability and any subsequent changes in its value including due to time value of money are recognised in the consolidated income statement.

Transitional Distribution Services Agreement (TDSA):

The integration of the operations of the acquired NRT Business into the Company will happen gradually in a phased approach between April 2025 and February 2026 until the local marketing authorizations for respective geographies are transferred in the Company's name. For the interim transition period until transfer of marketing authorisations is complete, the Company has entered into TDSA where by Haleon Group will provide temporary distribution and related services up to February 2026 across all markets, subject to a potential extension as determined mutually by the parties.

The amount of revenue and profit before tax (derived after amortization of NRT brands and integration expense) pertaining to the business acquired from Haleon since the acquisition date (i.e., September 30, 2024) was ₹12,020 and ₹2,375 respectively, during the six months ended March 31, 2025. Acquisition related costs amounting to ₹1,017 and ₹280 were recognized as expenses under "Other expenses" in the consolidated statement of profit and loss for the year ended March 31, 2025 and March 31, 2024, respectively.

The estimated contribution to revenue and profit before tax from the NRT business for the year ended March 31, 2025, had the acquisition occurred on April 01, 2024 would have been ₹24,480 and ₹4,800 (without the effect of acquisition related costs) respectively.

2.41 Other statutory information

(i) The Company does not have any Benami property, where any proceeding has been initiated or pending against the Company for holding any Benami property.

(ii) The Company does not have any transactions with struck off companies.

(iii) The Company does not have any charges or satisfaction which is yet to be registered with ROC beyond the statutory period.

(iv) The Company have not traded or invested in Crypto currency or Virtual Currency during the financial year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.41 Other statutory information (continued)

(v) The Company has not entered into any transaction which is not recorded in the books of accounts that has been surrendered or disclosed as income during the year in the tax assessments under the Income Tax Act, 1961 (such as, search or survey or any other relevant provisions of the Income Tax Act, 1961).

(vi) The Company has not been declared as wilful defaulter by any bank or financial institution or other lender.

(vii) The Company has complied with the number of layers prescribed under clause (87) of section 2 of the Act read with the Companies (Restriction on number of Layers) Rules, 2017.

(viii) No Scheme of Arrangements has been approved by the Competent Authority in terms of sections 230 to 237 of the Companies Act, 2013, during the year.

(ix) The Company does not have any borrowings from banks or financial institutions against security of its current assets.

2.42 Details of funds advanced or loaned or invested in intermediaries and further invested or loaned by intermediaries

For the year ended March 31, 2025

Intermediaries in which amounts were invested by the Company	Nature of transaction	Date	Amount
Dr. Reddy's Laboratories SA, Switzerland	Investment in cumulative non-convertible preference shares	September 17, 2024	51,976
Aurigene Oncology Limited, India (Formerly Aurigene Discovery Technologies Limited, India)	Investment in equity shares	May 22, 2024	6,500

Parties to which such funds are further invested by Dr. Reddy's Laboratories SA, Switzerland

Name of the party	Nature of transaction	Date	Amount
Haleon UK Enterprise Limited	Purchase of equity shares of NorthStar SARL limited towards acquisition of Nicotine replacement therapy business	September 30, 2024	51,407

Parties to which such funds are further invested by Aurigene Oncology Limited

Name of the party	Nature of transaction	Date	Amount
Aurigene Pharmaceutical Services Limited	Purchase of Capex and Working Capital Requirements	May 29, 2024	6,500

There are no such transactions in the year ended March 31, 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.42 Details of funds advanced or loaned or invested in intermediaries and further invested or loaned by intermediaries (continued)

a) Complete details of intermediaries and ultimate beneficiaries

Name of the entity	Registered Address	Government Identification Number (CIN/RCCM)	Relationship with the Company
Dr. Reddy's Laboratories SA, Switzerland	Elisabethenanlage 11, CH-4051, Basel	CHE-113.571.287	Subsidiary
Aurigene Oncology Limited, India (Formerly Aurigene Discovery Technologies Limited, India)	39-40, KIADB Industrial Area, Electronic city Phase II, Bengaluru - 560100.	U24239KA2001PLC029391	Subsidiary
Haleon UK Enterprises Limited	Building 5, First Floor, The Heights, Weybridge, Surrey KT13 0NY, United Kingdom	NA	Seller
Aurigene Pharmaceutical Services Limited	39-40, KIADB Industrial Area, Electronic city Phase II, Bengaluru - 560100.	U74999KA2019PLC127964	Step-down Subsidiary

(b) The Company has not received any fund from any person(s) or entity(ies), including foreign entities (Funding Party) with the understanding (whether recorded in writing or otherwise) that the Company shall:

(i) directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (Ultimate Beneficiaries) or

(ii) provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

There are no such transactions in the year ended March 31, 2024.

2.43 Subsequent events

Please refer to Notes 2.10, 2.33, 2.36 of these consolidated financial statements for the details of subsequent events relating to the Proposed Dividend, Contingencies, Merger of Dr. Reddy's Holdings Limited into Dr. Reddy's Laboratories Limited.

2.44 The Holding Company and the (subsidiaries, associates and joint ventures) which are companies incorporated in India and whose financial statements have been audited under the Act, have used accounting software for maintaining its books of account which has a feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the software. Further, the Holding Company and above referred (subsidiaries, associates and joint ventures) did not come across any instance of audit trail feature being tampered with. Additionally, the audit trail has been preserved by the Holding Company and the above referred (subsidiaries, associates and joint ventures) as per the statutory requirements for record retention.

As per our report of even date attached.

As per our report of even date attached.

for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per **Shankar Srinivasan**
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 09, 2025

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
M V Narasimham Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: May 09, 2025

EXTRACT OF IFRS CONSOLIDATED FINANCIAL STATEMENTS

We have adopted IFRS as issued by International Accounting Standards Board (IASB) for preparing our financial statements for the purpose of filings with SEC. We have furnished all our interim financial reports of fiscal 2025 with SEC which were prepared under IFRS. The Annual Report in Form 20-F will also be made available at the Company's website. A hard copy of such Annual Report in Form 20-F will be made available to the shareholders, free of charge, upon request. For details visit www.drreddys.com.

The extract of the consolidated financial statements prepared under IFRS has been provided here under.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	March 31, 2025	March 31, 2024
ASSETS		
Current assets		
Cash and cash equivalents	14,654	.7,107
Other investments	43,254	74,363
Trade and other receivables	90,420	80,298
Inventories	71,085	63,552
Derivative financial instruments	557	169
Other current assets	30,142	22,560
Total current assets	**250,112**	**248,049**
Non-current assets		
Property, plant and equipment	97,761	76,886
Goodwill	11,810	4,253
Other intangible assets	96,803	36,951
Investment in equity accounted investees	4,811	4,196
Other investments	10,391	1,059
Deferred tax assets	18,508	10,774
Tax assets	1,821	3,718
Other non-current assets	972	1,632
Total non-current assets	**242,877**	**139,469**
Total assets	**492,989**	**387,518**
LIABILITIES AND EQUITY		
Current liabilities		
Trade and other payables	35,523	30,919
Short-term borrowings	38,045	12,723
Long-term borrowings, current portion	857	1,307
Provisions	6,168	5,383
Tax liabilities	3,028	2,342
Derivative financial instruments	1,286	468
Other current liabilities	45,485	42,897
Total current liabilities	**130,392**	**96,039**
Non-current liabilities		
Long-term borrowings	7,864	5,990
Deferred tax liabilities	14,108	909
Provisions	156	61
Other non-current liabilities	3,303	3,969
Total non-current liabilities	**25,431**	**10,929**
Total liabilities	**155,823**	**106,968**

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Continued)

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	March 31, 2025	March 31, 2024
Equity		
Share capital	834	834
Treasury shares	(2,264)	(991)
Share premium	11,133	10,765
Share-based payment reserve	1,642	1,508
Capital redemption reserve	173	173
Special economic zone re-investment reserve	-	653
Retained earnings	315,793	265,257
Other reserves	3,979	-
Other components of equity	2,098	2,351
Equity attributable to equity holders of the parent company	**333,388**	**280,550**
Non-controlling interests	3,778	-
Total equity	**337,166**	**280,550**
Total liabilities and equity	**492,989**	**387,518**

CONSOLIDATED INCOME STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	2025	2024	2023
Revenues	325,535	279,164	245,879
Cost of revenues	135,107	115,557	106,536
Gross profit	**190,428**	**163,607**	**139,343**
Selling, general and administrative expenses	93,870	77,201	68,026
Research and development expenses	27,380	22,873	19,381
Impairment of non-current assets, net	1,693	3	699
Other income, net	(4,358)	(4,199)	(5,907)
Total operating expenses	**118,585**	**95,878**	**82,199**
Results from operating activities (A)	71,843	67,729	57,144
Finance income	7,553	5,705	4,281
Finance expense	(2,829)	(1,711)	(1,428)
Finance income, net (B)	**4,724**	**3,994**	**2,853**
Share of profit of equity accounted investees, net of tax (C)	217	147	370
Profit before tax [(A)+(B)+(C)]	**76,784**	**71,870**	**60,367**
Tax expense, net	19,539	16,186	15,300
Profit for the year	**57,245**	**55,684**	**45,067**
Attributable to:			
Equity holders of the parent company	56,544	55,684	45,067
Non-controlling interests	701	-	-
Earnings per share attributable to equity holders of the parent company*			
Basic earnings per share of ₹1/- each	67.88	66.93	54.28
Diluted earnings per share of ₹1/- each	67.78	66.80	54.17

** Earnings per share is computed after giving effect to 1:5 forward stock split effective October 28, 2024 for all periods presented. Refer to Note 2.10 of these consolidated financial statements for further details regarding such stock split.*

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	2025	2024	2023
Profit for the year	57,245	55,684	45,067
Other comprehensive income/(loss)			
Items that will not be reclassified to the consolidated income statement:			
Changes in the fair value of financial instruments	(199)	(18)	(718)
Actuarial gains/(losses) on post-employment benefit obligations	(94)	(10)	57
Tax impact on above items	24	4	(69)
Total of items that will not be reclassified to the consolidated income statement	**(269)**	**(24)**	**(730)**
Items that will be reclassified subsequently to the consolidated income statement:			
Changes in fair value of financial instruments	-	6	(6)
Foreign currency translation adjustments	1,353	(318)	946
Foreign currency translation reserve re-classified to the income statement on divestment of foreign operation	(1,513)	-	-
Effective portion of changes in fair value of cash flow hedges	2,432	(470)	(905)
Tax impact on above items	(58)	117	306
Total of items that will be reclassified subsequently to the consolidated income statement	**2,214**	**(665)**	**341**
Other comprehensive loss for the year, net of tax	1,945	(689)	(389)
Total comprehensive income for the year, net of tax	59,190	54,995	44,678
Attributable to:			
Equity holders of the parent company	58,489	54,995	44,678
Non-controlling interests	701	-	-

DNV

INDEPENDENT ASSURANCE STATEMENT

to the Management of Dr. Reddy's laboratories Ltd.

Dr. Reddy's Laboratories Limited, Corporate Identity Number L85195TG1984PLC004507, hereafter referred to as 'Dr. Reddy's' has appointed DNV Business Assurance India Private Limited ('DNV', 'us' or 'we') to undertake an independent assurance in the Company's Business Responsibility and Sustainability Report (hereafter referred as 'BRSR') for the period of Financial year 2024-25. The disclosures include BRSR Core as per Annexure 17A and the rest non-financial disclosures in BRSR as per Annexure 16 of Master Circular No. SEBI/HO/CFD/PoD2/CIR/P/0155, dated November 11, 2024.

Our Conclusion:

Reasonable level of Assurance- BRSR Core

Based on our review and procedures followed for a reasonable level of assurance, DNV is of the opinion that, in all material aspects, the BRSR Core indicators (as listed in Annexure I of this statement) for FY 2024-25 are reported in accordance with reporting requirements outlined in Industry Standard on Reporting of BRSR Core.

Limited Level of Assurance- BRSR Report

On the basis of the assessment undertaken, nothing has come to our attention to suggest that the disclosures (as listed in Annexure I of this statement), do not properly adhere to the reporting requirements as per BRSR.

Scope of Work and Boundary

The scope of our engagement includes independent assurance of 'BRSR Core' – Reasonable level of assurance and rest non-financial disclosures in BRSR – Limited Level of Assurance, for Financial Year (FY) 2024-25.

Boundary for the engagement covers the performance of Dr.Reddy's operations that fall under the direct operational control of the Company's Legal structure. Based on the agreed scope with the Company, the boundary of reasonable & limited level of assurance covers the operations of Dr.Reddy's across all global locations.

Reporting Criteria and Standards

The disclosures have been prepared by Dr.Reddy's in reference to:

- Industry Standard on Reporting of BRSR Core Circular No.: SEBI/HO/CFD/CFD-PoD-1/P/CIR/2024/177 dated Dec 20, 2024.
- BRSR Core (Annexure 17A) and BRSR reporting guidelines (Annexure 16) as per Master Circular No. SEBI/HO/CFD/PoD2/CIR/P/0155, dated November 11, 2024
- Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard. ISO14064-1:2018 :Specification with guidance at the Organisational level for quantification and reporting of green house gas (GHG) emissions & removals.

Assurance Methodology/Standard and Level of Assurance

This assurance engagement has been carried out in accordance with DNV's VeriSustainTM protocol, V6.0, which is based on our professional experience and international assurance practice, and the international standard in Assurance Engagements, ISAE 3000 (revised) - Assurance Engagements other than Audits or Reviews of Historical Financial Information. DNV's VeriSustain™ Protocol, V6.0 has been developed in accordance with the most widely accepted reporting and assurance standards. Apart from DNV's VeriSustain™ protocol (V6.0), DNV team has also followed ISO 14064-3 - Specification with guidance for the verification and validation of greenhouse gas statements to evaluate disclosures wrt. Greenhouse gases.

DNV

DNV conducted Reasonable Level of assurance for the BRSR Core indicators (Ref: Annexure 17A of SEBI circular); and Limited Level of assurance for rest non-financial disclosures in the BRSR report (Ref: Annexure 16 of SEBI circular).

Our competence, and Independence

DNV applies its own management standards and compliance policies for quality control, which are based on the principles enclosed within ISO/IEC 17029:2019- Conformity Assessment – General principles and requirements for validation and verification bodies and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements. DNV has complied with the Code of Conduct during the assurance engagement. DNV's established policies and procedures are designed to ensure that DNV, its personnel and, where applicable, others are subject to independence requirements (including personnel of other entities of DNV) and maintain independence where required by relevant ethical requirements.

This engagement work was carried out by an independent team of sustainability assurance professionals. During the reporting period i.e FY 2024-25, DNV, to the best of its knowledge, was not involved in any non-audit/non-assurance work with the Company and its Group entities which could lead to any Conflict of Interest. DNV was not involved in the preparation of any statements or data included in the Report except for this Assurance Statement. DNV maintains complete impartiality toward stakeholders interviewed during the assurance process.

Basis of our conclusion

As part of the assurance process, a multi-disciplinary team of assurance specialists performed assurance work for selected sites of Dr.Reddy's. We carried out the following activities:

BRSR Core Indicators – Reasonable level of Assurance	Rest non-financial disclosures in BRSR Report – Limited Level of Assurance
Reviewed the disclosures under BRSR Core, encompassing the framework for assurance consisting of a set of Key Performance Indicators (KPIs) under 9 ESG attributes. The Industry Standard on Reporting of BRSR Core used a basis of reasonable level of assurance.	Reviewed the disclosures under BRSR reporting guidelines. Our focus included general disclosures, management processes, principle wise performance (essential indicators, and leadership indicators) and any other key metrics specified under the reporting framework. The BRSR reporting format used a basis of limited level of assurance.
Evaluation of the design and implementation of key systems, processes and controls for collecting, managing and reporting the BRSR Core indicators. Assessment of operational control and reporting boundaries	Understanding the key systems, processes and controls for collecting, managing and reporting the non-financial disclosures in BRSR report. Understand and test, on a sample basis to evaluate adherence to the reporting principles.
Seek extensive evidence across all relevant areas, ensuring a detailed examination of BRSR Core indicators. Engaged directly with stakeholders to gather insights and corroborative evidence for each disclosed indicator.	Collect and evaluate documentary evidence and management representations supporting adherence to the reporting principles. We adopted a risk-based approach, that is, we concentrated our assurance efforts on the issues of high material relevance to the Company's business and its key stakeholders.
DNV audit team conducted on-site & remote audits for data testing and also, to assess the uniformity in reporting processes and also, quality checks at different locations of the Company. Sites for data testing and reporting system checks were selected based on the percentage contribution each site makes to the reported indicator, complexity of operations at each location (high/low/medium) and reporting system within the organization. Sites selected for audits are listed in Annexure II.	DNV audit team conducted on-site & remote audits for corporate offices and sites. Sample based assessment of site-specific data disclosures was carried out. We were free to choose sites for conducting our assessment.

DNV

In both the cases, DNV teams conducted the:

- Interviews with selected senior managers responsible for management of disclosures and review of selected evidence to support environmental KPIs and metrics disclosed the Report. We were free to choose interviewees and interviewed those with overall responsibility of monitoring, data collation and reporting the selected indicators.
- Verification of the consolidated reported performance disclosures in context to the Principle of Completeness as per VeriSustain™ Protocol, V6.0 for both reasonable level and limited level of assurance for the disclosures.

Inherent Limitations

DNV's assurance engagement assume that the data and information provided by the Company to us as part of our review have been provided in good faith, is true, complete, sufficient, and authentic, and is free from material misstatements. The assurance scope has the following limitations:

- The assurance engagement considers an uncertainty of ±5% based on materiality threshold for estimation/measurement errors and omissions.
- DNV has not been involved in evaluation or assessment of any financial data/performance of the company. DNV opinion on specific BRSR Core indicators relies on the third party audited financial reports of the Company. DNV does not take any responsibility of the financial data reported in the audited financial reports of the Company.
- The assessment is limited to data and information within the defined Reporting Period. Any data outside this period is not considered within the scope of assurance.
- Data outside the operations specified in the assurance boundary is excluded from the assurance, unless explicitly mentioned otherwise in this statement.
- The assurance does not cover the Company's statements that express opinions, claims, beliefs, aspirations, expectations, aims, or future intentions. Additionally, assertions related to Intellectual Property Rights and other competitive issues are beyond the scope of this assurance.
- The assessment does not include a review of the Company's strategy or other related linkages expressed in the Report. These aspects are not within the scope of the assurance engagement.
- The assurance does not extend to mapping the Report with reporting frameworks other than those specifically mentioned. Any assessments or comparisons with frameworks beyond the specified ones are not considered in this engagement.
- Aspects of the Report that fall outside the mentioned scope and boundary are not subject to assurance. The assessment is limited to the defined parameters.
- The assurance engagement does not include a review of legal compliances. Compliance with legal requirements is not within the scope of this assurance, and the Company is responsible for ensuring adherence to relevant laws.

DNV

Use and distribution of Assurance statement

This assurance statement, including our conclusion has been prepared solely for the exclusive use and benefit of management of the company and solely for the purpose for which it is provided. To the fullest extent permitted by law, DNV does not assume responsibility to anyone other than company for DNV's work or this assurance statement. We have not performed any work, and do not express any conclusion, on any other information that may be published outside of the Report and/or on Company's website for the current reporting period.

The use of this assurance statement shall be governed by the terms and conditions of the contract between DNV and the Dr. Reddy's DNV does not accept any liability if this assurance statement is used for any purpose other than its intended use, nor does it accept liability to any third party in respect of this assurance statement.

Responsibility of the Company

Dr. Reddy's has the sole responsibility for the preparation of the BRSR Report and is responsible for all information disclosed in the BRSR Core and BRSR Report. The company is responsible for maintaining processes and procedures for collecting, analyzing and reporting the information and also, ensuring the quality and consistency of the information presented in the Report. Dr. Reddy's is also responsible for ensuring the maintenance and integrity of its website and any referenced BRSR disclosures on their website.

DNV's Responsibility

In performing this assurance work, DNV's responsibility is to the Management of the Company; however, this statement represents our independent opinion and is intended to inform the outcome of the assurance to the stakeholders of the Company. DNV disclaims any liability or co-responsibility for any decision a person or entity would make based on this assurance statement.

For DNV Business Assurance India Private Limited,

Tapan Kumar Panda
Lead Verifier

Anjana Sharma
Assurance Reviewer

Assurance Team: Goutam Banik, Jas Sahib Singh Chadha, Poornachander Maratha, Mithu Ghosh
27/06/2025 Bengaluru

DNV

Annexure I

1. BRSR Core Verified Data- for reasonable level of assurance

Sr. No.	Attribute	BRSR Core Parameter	Unit	Verified Value for FY 2024-25
1	Green-house gas (GHG) footprint	Total Scope 1 emissions	MT of CO2e	1,42,772
		Total Scope 2 emissions	MT of CO2e	1,96,309[a] 94,690[b]
		Total Scope 1 and Scope 2 emission intensity per Million rupee of turnover (Market based)	tCO2e/INR Million	0.73
		Total Scope 1 and Scope 2 emission intensity per turnover adjusted for Purchasing Power Parity (PPP) in Million USD (Total Scope 1 and Scope 2 GHG emissions / Revenue from operations adjusted for PPP) (Market based)	tCO2e/Revenue adjusted to PPP	15.1
		Total Scope 1 and Scope 2 emission intensity in terms of physical output (Market based)	tCO_2e/Tonne of Product	14.9
2	Water footprint	Total water consumption	KL	19,73,220
		Water consumption intensity	Water intensity per Million rupee of turnover (water consumed / turnover) (KL/INR Million)	6.06
			Water intensity per turnover adjusted for Purchasing Power Parity (PPP) in Million USD (Total water consumption / Revenue from operations adjusted for PPP) (KL/Revenue adjusted to PPP)	125.23
		Water intensity in terms of physical output - On freshwater withdrawal	KL/Tonne of Product	128.71
		Water Discharge by destination and levels of Treatment[c]	KL	1,49,896
3	Energy footprint	Total energy consumed	Gigajoules (GJ)	47,53,823
		% of energy consumed from renewable sources	In % terms	47[#] 57[@]
		Energy intensity	Energy intensity per Million rupee of turnover (Total energy consumed / Revenue from operations) (GJ/INR Million)	14.6
			Energy intensity per turnover adjusted for Purchasing Power Parity (PPP) in Million USD (GJ/Revenue adjusted to PPP)	301.7
			Energy intensity in terms of physical output (GJ/Tonne of Product)	298.8

DNV

Sr. No.	Attribute	BRSR Core Parameter	Unit	Verified Value for FY 2024-25
4	Embracing circularity - details related to waste management by the entity	Plastic waste (A)	MT	450.37
		E-waste (B)	MT	16.24
		Bio-medical waste (C)	MT	239.3
		Construction and demolition waste (D)	MT	17852.4
		Battery waste (E)	MT	86.68
		Radioactive waste (F)	MT	0
		Other Hazardous Waste (G)	MT	49,847.8
		Other Non-Hazardous Waste (H)	MT	44,184.3
		Total (A+B + C + D + E + F + G+ H)	MT	1,12,677.1
		Waste intensity per Million rupee of turnover from operations	MT/INR Million	0.35
		Waste intensity per turnover adjusted for Purchasing Power Parity (PPP) in Million USD	(Total waste generated / Revenue from operations adjusted for PPP) (MT/Revenue adjusted to PPP)	7.2
		Waste intensity in terms of physical output	MT/Tonne of Product	7.1
		total waste recovered through recycling, re-using or other recovery operations		
		(i) Recycled	MT	65308.02
		(ii) Re-used	MT	10720.9
		(iii) Other recovery operations –(Co-processing/Pre-processing)	MT	35870.3
		Total	MT	111899.16
		total waste disposed by nature of disposal method		
		(i) Incineration	MT	774.64
		(ii) Landfilling	MT	3.3
		(iii) Other disposal options	MT	0
		Total	MT	777.94
5	Enhancing Employee Wellbeing and Safety	Spending on measures towards well-being of employees and workers – cost incurred as a % of total revenue of the company (Excluding Workers)	In % terms	
		Details of safety related incidents for employees and workers (including contract-workforce e.g. workers in the company's construction sites)	Total recordable work-related injuries (Employee-21,Worker-20)	41
			Lost Time Injury Frequency Rate (LTIFR) (per one million-person hours worked)	0.07
			No. of fatalities	0
			High consequence work-related injury or ill-health (excluding fatalities)	0

DNV

Sr. No.	Attribute	BRSR Core Parameter	Unit	Verified Value for FY 2024-25
6	Enabling Gender Diversity in Business	Gross wages paid to females as % of wages paid	In % terms	27
		Complaints on PoSH	Total Complaints on Sexual Harassment (POSH) reported (Nos.)	15
			Complaints on PoSH as a % of female employees / workers	0.2
			Complaints on PoSH upheld (Nos.)	9
7	Enabling Inclusive Development	Input material sourced as % of total purchases and from within India	Directly sourced from MSMEs/ small producers (As % of total purchases by value)	2.9
			Sourced directly from within India (As % of total purchases by value)	51
		Job creation in smaller towns – Wages paid to persons employed in smaller towns (permanent or non-permanent /on contract) as % of total wage cost	Location	
			Rural	8
			Semi-urban	2
			Urban	10
			Metropolitan	80
8	Fairness in Engaging with Customers and Suppliers	Instances involving loss / breach of data of customers as a percentage of total data breaches or cyber security events	In % terms	0
		Number of days of accounts payable	(Accounts payable *365) / Cost of goods/ services procured (Nos.)	76
9	Open-ness of business	Concentration of purchases & sales done with trading houses, dealers, and related parties Loans and advances & investments with related parties	Purchases from trading houses as % of total purchases	18.6
			Number of trading houses where purchases are made from	38
			Purchases from top 10 trading houses as % of total purchases from trading houses	15
			Sales to dealers / distributors as % of total sales	30.6
			Number of dealers / distributors to whom sales are made	6,178
			Sales to top 10 dealers / distributors as % of total sales to dealers / distributors	15.8
			Share of RPTs (as respective % age) in	
			Purchases	0.71
			Sales	0.002
			Loans & advances	Nil
			Investments	Nil

a Location Based is excluding IRECs
b Market Based is including IRECs
c Primary Treatment
 # Includes renewable energy from PPA's, rooftop solar, IEX-GDAM, JV Solar, hydel & biomass
@ Includes renewable energy from PPA's, rooftop solar, IEX-GDAM, JV Solar, hydel, biomass & IREC's

DNV

2. BRSR non-core- Limited level of assurance (indicative list)

- Section A: General Disclosures- 20-a, b, 21, 22, 25
- Section C: Principle Wise Performance Disclosure-
- Principle 1: Essential Indicator 1, Leadership Indicator 1
- Principle 2: Leadership Indicator 4, 5
- Principle 3: Essential Indicator 1-a, b, 2, 5, 7, 8, 9, 13, 14; Leadership Indicator 3, 5
- Principle 5: Essential Indicator 1, 2, 6, 10; Leadership Indicator 4
- Principle 6: Essential Indicator 6, Leadership Indicator 1, 2, 7
- Principle 8: Essential Indicator 4, Leadership Indicator 6
- Principle 9: Essential Indicator 2, 3, 4

Note: Energy consumption data is reported including IRECs and excluding IRECs as well. This is to align the energy breakup as per Company's Scope 2 calculation for location and market based approach. Dr.Reddy's has purchased I-RECs equivalent to 139778.215 MWh to convert their non-renewable energy to renewable as per RE100 guidelines. However, DNV's assurance boundary is limited to the data reported as per the requirements outlined in the Industry Standard on Reporting of BRSR Core.

DNV

Annexure II – Sites selected for audits

S.no	Site	Location
1.	Corporate Office	Hyderabad
2.	India Offices/ Manufacturing plants (onsite)	Biologics-Hyderabad- On site FTO-3 – Hyderabad – On site APSL-Hyderabad-Onsite CTO-6 – Remote AOL- BLR- Onsite
3.	International Offices/ Manufacturing plants (remote audit)	CTO-Mexico- Remote IPDO-Cambridge-Remote

DNV

INDEPENDENT ASSURANCE STATEMENT

to the Management of Dr. Reddy's laboratories Limited

Dr. Reddy's Laboratories Limited (Corporate Identity Number L85195TG1984PLC004507) hereafter mentions as 'Dr.Reddy's' or 'the Company') has appointed DNV Business Assurance India Private Limited ("DNV"," us" or "we") to conduct an independent assurance of its sustainability/non-financial disclosures in its Integrated Report FY 2024-25 (hereafter referred as 'Report') for the Financial Year 2024-25.

Our competence, and Independence

DNV applies its own management standards and compliance policies for quality control, which are based on the principles enclosed within ISO/IEC 17029:2019- Conformity Assessment – General principles and requirements for validation and verification bodies and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements. DNV has complied with the Code of Conduct during the assurance engagement. DNV's established policies and procedures are designed to ensure that DNV, its personnel and, where applicable, others are subject to independence requirements (including personnel of other entities of DNV) and maintain independence where required by relevant ethical requirements.

This engagement work was carried out by an independent team of sustainability assurance professionals. During the reporting period i.e FY 2024-25, DNV, to the best of its knowledge, was not involved in any non-audit/non-assurance work with the Company and its Group entities which could lead to any Conflict of Interest. DNV was not involved in the preparation of any statements or data included in the Report except for this Assurance Statement. DNV maintains complete impartiality toward stakeholders interviewed during the assurance process.

Scope of Work and Boundary

The agreed scope of work is a Limited Level of assurance for the non-financial sustainability disclosures in the Report for the reporting period 01/04/2024 to 31/03/2025. The reported topic boundaries of non-financial performance are based on the materiality assessment covering Company's operations as brought out in the section about the Materiality' of the report."

The reporting and assurance boundary covers the performance of Dr. Reddy's operations across all global locations that fall under the direct operational control of the Company's Legal structure

Reporting Criteria and Standards

The disclosures have been prepared by Dr. Reddy's:

- "In reference" to requirements of Global Reporting Initiative (GRI) standards 2021
- Integrated Reporting (<IR>) framework of the International Integrated Reporting Council (IIRC)
- Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard.
- ISO 14064-1:2018 - Specification with guidance at the organization level for quantification and reporting of greenhouse gas emissions and removals.

DNV

Assurance Methodology/ Standard

DNV carried out assurance engagement in accordance with DNV's VeriSustainTM protocol (V6.0), which is based on our professional experience and international assurance practice, and the international standard in Assurance Engagements, ISAE 3000 (revised) - Assurance Engagements other than Audits or Reviews of Historical Financial Information. DNV's VeriSustain™ Protocol (V6.0) has been developed in accordance with the most widely accepted reporting and assurance standards.
Apart from DNV's VeriSustain™ protocol (V6.0), DNV team has also followed ISO 14064-3 - Specification with guidance for the verification and validation of greenhouse gas statements; ISO 14046 - Environmental management - Water footprint - Principles, requirements, and guidelines, to evaluate disclosures wrt. Greenhouse gases and water disclosures respectively.

Basis of our conclusion

As part of the assurance process, a multi-disciplinary team of assurance specialists performed assurance work for selected sites of Dr. Reddy's. We carried out the following activities:

- We adopted a risk-based approach, that is, we concentrated our assurance efforts on the issues of high material relevance to the Company's business and its key stakeholders.
- Reviewed the disclosures in the report. Our focus included general disclosures, GRI topic specific disclosures and any other key metrics specified under the reporting framework.
- Understanding the key systems, processes and controls for collecting, managing and reporting the non-financial disclosures in report.
- Walk-through of key data sets. Understand and test, on a sample basis, the processes used to adhere to and evaluate adherence to the reporting requirements.
- Collect and evaluate documentary evidence and management representations supporting adherence to the reporting requirements.
- DNV audit team conducted on-site & remote audits for corporate office and sites. Sample based assessment of site-specific data disclosures was carried out. We were free to choose sites for conducting our assessment.
- Reviewed the process of reporting as defined in the assessment criteria.Interview with selected senior managers responsible for management of disclosures and review of selected evidence to support environmental KPIs and metrics disclosed the Report.
- We were free to choose interviewees and interviewed those with overall responsibility of monitoring, data collation and reporting the selected indicators.
- Verification of the consolidated reported performance disclosures in context to the Principle of Completeness as per VeriSustainTM Protocol, V6.0 for limited level of assurance for the disclosure.

DNV

Our Conclusion:

On the basis of the assessment undertaken, for GRI disclosures as mentioned in Annexure I, nothing has come to our attention to suggest that the disclosures are not fairly stated and are not prepared, in all material aspects, in reference with the reporting criteria.

Principles as per DNV VeriSustainTM Protocol (V6.0):

1. **Materiality**

   The process of determining the issues that are most relevant to an organization and its stakeholders.

   The Report explains out the materiality assessment process carried out by the Company which has considered concerns of internal and external stakeholders, and inputs from peers and the industry, as well as issues of relevance in terms of impact for Dr.Reddy's business. The list of topics has been prioritized, reviewed and validated, and the Company has indicated that there is no significant change in material topics from the previous reporting period.

   Nothing has come to our attention to suggest that the Report does not meet the requirements related to the Principle of Materiality.

2. **Responsiveness**

   The extent to which an organization responds to stakeholder issues.

   The Report adequately brings out the Company's policies, strategies, management systems and governance mechanisms in place to respond to topics identified as material and significant concerns of key stakeholder groups. Nothing has come to our attention to suggest that the Report does not meet the requirements related to the Principle of Responsiveness. However, going forward Dr.Reddy's may, based on its strategic priorities, identify and articulate its medium and long-term sustainability targets and report its performance against these targets.

   Nothing has come to our attention to believe that the Report does not meet the requirements related to the Principle of Responsiveness.

3. **Reliability/Accuracy**

   The accuracy and comparability of information presented in the report, as well as the quality of underlying data management systems.

   The Report brings out the systems and processes that the Company has set in place to capture and report its performance related to identified material topics across its reporting boundary. The majority of information mapped with data verified through our remote assessments with Dr.Reddy's management teams and process owners at the Corporate Office and sampled sites within the boundary of the Report were found to be fairly accurate and reliable. Some of the data inaccuracies identified in the report during the verification process were found to be attributable to transcription, interpretation, and aggregation errors. These data inaccuracies have been communicated for correction and the related disclosures were reviewed post correction.

   Nothing has come to our attention to believe that the Report does not meet the principle of Reliability and Accuracy.

4. **Completeness**

   How much of all the information that has been identified as material to the organization and its stakeholders is reported?

DNV

   The Report brings out the Company's performance, strategies and approaches related to the environmental, social and governance issues that it has identified as material for its operational locations coming under the boundary of the report, for the chosen reporting period while applying and considering the requirements of Principle of Completeness.

   Nothing has come to our attention to suggest that the Report does not meet the Principle of Completeness with respect to scope, boundary and time.

5. **Neutrality/Balance**

   The extent to which a report provides a balanced account of an organization's performance, delivered in a neutral tone.

   The Report brings out the disclosures related to Dr.Reddy's performance during the reporting period in a neutral tone in terms of content and presentation, while considering the overall macroeconomic and industry environment.

   Nothing has come to our attention to suggest that the Report does not meet the requirements related to the Principle of Neutrality.

Inherent Limitations

DNV's assurance engagement assume that the data and information provided by the Company to us as part of our review have been provided in good faith, is true, complete, sufficient, and authentic, and is free from material misstatements.
The assurance scope has the following limitations:

- The assurance engagement considers an uncertainty of ±5% based on materiality threshold for estimation/measurement errors and omissions.
- DNV's opinion on financial disclosures relies on the third party audited financial reports of the Company. DNV does not take any responsibility of the financial data reported in the audited financial reports of the Company.
- The assessment is limited to data and information within the defined Reporting Period. Any data outside this period is not considered within the scope of assurance.
- Data outside the operations specified in the assurance boundary is excluded from the assurance, unless explicitly mentioned otherwise in this statement.
- The assurance does not cover the Company's statements that express opinions, claims, beliefs, aspirations, expectations, aims, or future intentions. Additionally, assertions related to Intellectual Property Rights and other competitive issues are beyond the scope of this assurance.
- The assessment does not include a review of the Company's strategy or other related linkages expressed in the Report. These aspects are not within the scope of the assurance engagement.
- The assurance does not extend to mapping the Report with reporting frameworks other than those specifically mentioned. Any assessments or comparisons with frameworks beyond the specified ones are not considered in this engagement.
- Aspects of the Report that fall outside the mentioned scope and boundary are not subject to assurance. The assessment is limited to the defined parameters.

DNV

Responsibility of the Company

Dr.Reddy's has the sole responsibility for the preparation of the Report and is responsible for all information disclosed in the Report. The company is responsible for maintaining processes and procedures for collecting, analyzing and reporting the information and ensuring the quality and consistency of the information presented in the Report. Dr.Reddy's is also responsible for ensuring the maintenance and integrity of its website and any referenced disclosures on their website.

DNV's Responsibility

In performing this assurance work, DNV's responsibility is to the Management of the Company; however, this statement represents our independent opinion and is intended to inform the outcome of the assurance to the stakeholders of the Company. DNV disclaims any liability or co-responsibility for any decision a person or entity would make based on this assurance statement.

Use and distribution of Assurance statement

This assurance statement, including our conclusion has been prepared solely for the Company in accordance with the agreement between us. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Management of the Company for our work or this assurance statement. We have not performed any work, and do not express any conclusion, on any other information that may be published outside of the Report and/or on Company's website for the current reporting period.

The use of this assurance statement shall be governed by the terms and conditions of the contract between DNV and the Dr. Reddy's. DNV does not accept any liability if this assurance statement is used for any purpose other than its intended use, nor does it accept liability to any third party in respect of this assurance statement.

For DNV Business Assurance India Private Limited,

Tapan Kumar Panda
Lead Verifier

Anjana Sharma
Technical Reviewer

Assurance Team- Goutam Banik, Poornachander Maratha, Jas Sahib Singh Chadha, Mithu Ghosh
27/06/2025 Bengaluru

DNV

Annexure I

Disclosures assured for Limited level of assurance:

-GRI 201: Economic performance 2016 – 201-2

- GRI 203: Indirect Economic Impacts 2016-203-1,203-2

- GRI 204: Procurement Practices 2016-204-1

- GRI 205: Anti-Corruption 2016 –205-1, 205-2, 205-3

- GRI 206: Anti-Competitive Behavior 2016 – 206-1

- GRI 207: Tax 2019 – 207-1,207-2,207-3 ,207-4

- GRI 301: Materials 2016-301-2,301-3

- GRI 302: Energy 2016 – 302-1, 302-3, 302-4

- GRI 303: Water and Effluents 2018 – 303-1, 303-2, 303-3, 303-4,303-5

- GRI 305: Emissions 2016 – 305-1, 305-2, 305-3, 305-4, 305-5, 305-7

- GRI 306: Waste 2020 – 306-1, 306-2, 306-3,306-4,306-5

- GRI 308: Supplier environmental assessment 2016 – 308-1 ,308-2

- GRI 401: Employment 2016 – 401-1,402-2, 401-3

- GRI 403: Occupational Health and Safety 2018 – 403-1, 403-2, 403-3, 403-4, 403-5, 403-6, 403-8,403-9, 403-10

- GRI 404: Training and Education 2016 – 404-1, 404-2, 404-3

- GRI 405: Diversity and Equal Opportunity 2016 – 405-1, 405-2

- GRI 406: Non-discrimination 2016-406-1

- GRI 408: Child Labor 2016-408-1

-GRI 409 : Forced or Compulsory Labor 2016-409-1

- GRI 413: Local Communities 2016 – 413-1, 413-2

- GRI 414: Supplier Social Assessment 2016 – 414-1,414-2

- GRI 416: Customer Health and Safety 2016-416-1,416-2

- GRI 417: Marketing and Labeling 2016 – 417-1(partially),417-2,417-3

- GRI 418: Customer Privacy 2016 – 418-1.

DNV

Annexure II – Sites selected for audits

S.no	Site	Location
1.	Corporate Office	Hyderabad
2.	India Offices/ Manufacturing plants (onsite/Remote)	Biologics-Hyderabad- On site APSL-Hyderabad-Onsite CTO-6 – Remote FTO-3-Physical AOL- BLR- Onsite
3.	International Offices/ Manufacturing plants (remote audit)	CTO-Mexico- Remote IPDO-Cambridge-Remote

GRI INDEX

GRI Standard No.	Disclosure	UN SDG	UNGC principles	LOCATION Section	LOCATION Page No.
GRI 2: General Disclosures 2021					
The organization and its reporting practices	2-1 Organizational details			Who we are, Our Global presence, BRSR Section A	02, 06, 131
	2-2 Entities included in the organization's sustainability reporting			Approach to reporting	14
	2-3 Reporting period, frequency and contact point			Approach to reporting	14
	2-4 Restatements of information			NIL	470, 14
	2-5 External assurance			Independent assurance statement, Approach to reporting	470, 14
Activities and workers	2-6 Activities, value chain and other business relationships			Who we are, Management Discussion & Analysis	02, 70
	2-7 Employees	8,10,12	6	Value creation model, Helping our people realise their full potential, BRSR - Section A, Principle 3, Principle 5	22, 34, 131, 160, 170
	2-8 Workers who are not employees	8,10,12	6	Helping our people realise their full potential, BRSR - Section A, Principle 3, Principle 5	34, 131, 160, 170
Governance	2-9 Governance structure and composition	5,16		Leading responsibly, Corporate governance report	50, 187
	2-10 Nomination and selection of the highest governance body	5,16		Corporate governance report	187
	2-11 Chair of the highest governance body	16		Corporate overview, Leading responsibly, Corporate governance report	02, 50, 187
	2-12 Role of the highest governance body in overseeing the management of impacts	16		Leading responsibly	50
	2-13 Delegation of responsibility for managing impacts			Leading responsibly	50
	2-14 Role of the highest governance body in sustainability reporting			Leading responsibly, Corporate governance report	50, 187
	2-15 Conflicts of interest	16		BRSR Section C	154
	2-16 Communication of critical concerns			Leading responsibly - Business ethics	56
	2-17 Collective knowledge of the highest governance body			Board of directors, Corporate governance report	10, 187
	2-18 Evaluation of the performance of the highest governance body			Corporate governance report	187
	2-19 Remuneration policies			Corporate governance report	187
	2-20 Process to determine remuneration			Corporate governance report	187
	2-21 Annual total compensation ratio			Board's report	92
Strategy, policies and practices	2-22 Statement on sustainable development strategy			Our strategy pillars, BRSR	16, 127
	2-23 Policy commitments	16		Leading responsibly - Business ethics, Board's report	56, 92
	2-24 Embedding policy commitments			Board's report	92
	2-25 Processes to remediate negative impacts			Leading responsibly - Human rights, BRSR principle 5	57, 170

GRI INDEX

GRI Standard No.	Disclosure	UN SDG	UNGC principles	LOCATION Section	Page No.
	2-26 Mechanisms for seeking advice and raising concerns	16	10	BRSR, Corporate governance report	127, 187
	2-27 Compliance with laws and regulations			Leading responsibly, Positive steps for the planet	50, 44
	2-28 Membership associations			BRSR principle 7	181
Stakeholder engagement	2-29 Approach to stakeholder engagement			Stakeholder engagement and materiality, BRSR principle 4	60, 166
	2-30 Collective bargaining agreements			Leading responsibly - Human rights	57
Material Topics					
GRI 3: Material Topics 2021	3-1 Process to determine material topics			Stakeholder engagement and materiality assessment, BRSR section A	60, 131
	3-2 List of material topics	3,8,9,10,13		Stakeholder engagement and materiality assessment, BRSR section A	60, 131
Topic Standards - Economic					
GRI 201: Economic Performance 2016	3-3 Management of material topics				
	201-1 Direct economic value generated and distributed			Management Discussion and Analysis	70
	201-2 Financial implications and other risks and opportunities due to climate change	13	7,8,9	BRSR - Principle 2, Principle 6, Board's report Annexure 6	157, 174, 124
	201-3 Defined benefit plan obligations and other retirement plans	8		Corporate governance report, Notes to financial statements	187, 251
	201-4 Financial assistance received from government				
	203-1 Infrastructure investments and services supported			Our strategy pillars	16
	203-2 Significant indirect economic impacts	1,3,8		Our strategy pillars , Empowering the communities around us	16, 40
GRI 204: Procurement Practices 2016	3-3 Management of material topics				
	204-1 Proportion of spending on local suppliers	8		BRSR principle 8	182
GRI 205: Anti-corruption 2016	3-3 Management of material topics				
	205-1 Operations assessed for risks related to corruption	16	10	BRSR principle 1, Leading responsibly	154, 50
	205-2 Communication and training about anti-corruption policies and procedures	16	10	Leading responsibly, BRSR principle 1	56, 154
	205-3 Confirmed incidents of corruption and actions taken	16	10	BRSR principle 1	154
GRI 206: Anti-competitive Behavior 2016	3-3 Management of material topics				
	206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	16		BRSR principle 1, Notes to the consolidated financial statements	154, 352

GRI INDEX

GRI Standard No.	Disclosure	UN SDG	UNGC principles	LOCATION Section	Page No.
GRI 207: Tax 2019	3-3 Management of material topics				
	207-1 Approach to tax	1,10,17		Leading responsibly, Independent auditor's report	57, 236
	207-2 Tax governance, control, and risk management	1,10,17		Leading responsibly, Board's report	57, 92
	207-3 Stakeholder engagement and management of concerns related to tax	1,10,17		Independent auditor's report	236
Topic Standard - Environmental					
GRI 301: Materials 2016	3-3 Management of material topics				
	301-2 Recycled input materials used	8,12		Positive steps for the planet, BRSR - Section A, Principle 2	48, 143, 159
	301-3 Reclaimed products and their packaging materials			BRSR principle 2	159
GRI 302: Energy 2016	3-3 Management of material topics				
	302-1 Energy consumption within the organization	7,8,12,13	7,8,9	Positive steps for the planet, BRSR principle 6	44, 174
	302-2 Energy consumption outside of the organization				
	302-3 Energy intensity	7,8,12,13	8	Positive steps for the planet, BRSR principle 6	44, 174
	302-4 Reduction of energy consumption	7,8,12,13	7,8,9	Positive steps for the planet, BRSR principle 6	44, 174
	302-5 Reductions in energy requirements of products and services				
GRI 303: Water and Effluents 2018	3-3 Management of material topics				
	303-1 Interactions with water as a shared resource	6,12	7,8	Positive steps for the planet, BRSR principle 6	45, 175
	303-2 Management of water discharge-related impacts	6	7,8,9	Positive steps for the planet, BRSR principle 6	45, 175
	303-3 Water withdrawal	6	7,8,9	Positive steps for the planet, BRSR principle 6	45, 175, 180
	303-4 Water discharge	6	7,8,9	Positive steps for the planet, BRSR principle 6	45, 175, 180
	303-5 Water consumption	6	7,8,9	Positive steps for the planet, BRSR principle 6	45, 175
GRI 304: Biodiversity 2016	3-3 Management of material topics				
	304-1 Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	6,13,15	7,8	Positive steps for the planet, BRSR - Principle 6	49, 178
	304-2 Significant impacts of activities, products and services on biodiversity			BRSR - Principle 6	178
	304-3 Habitats protected or restored			Positive steps for the planet	48
	304-4 IUCN Red List species and national conservation list species with habitats in areas affected by operations				

GRI INDEX

GRI Standard No.	Disclosure	UN SDG	UNGC principles	LOCATION	
				Section	Page No.
GRI 305: Emissions 2016	3-3 Management of material topics				
	305-1 Direct (Scope 1) GHG emissions	3,11,12,13,15	7,8	Positive steps for the planet, BRSR principle 6	47, 179
	305-2 Energy indirect (Scope 2) GHG emissions	3,11,12,13,15	7,8	Positive steps for the planet, BRSR principle 6	47, 179
	305-3 Other indirect (Scope 3) GHG emissions	3,11,12,13,15	7,8	Positive steps for the planet, BRSR principle 6	47, 179
	305-4 GHG emissions intensity	3,11,12,13,15	7,8	BRSR - Principle 6	176, 179
	305-5 Reduction of GHG emissions	3,11,12,13,15	7,8	Positive steps for the planet, Board's report - Annexure VI, BRSR - Principle 6	45-47, 124, 176
	305-6 Emissions of ozone-depleting substances (ODS)				
	305-7 Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions	3,11,12,13,15	7,8	Positive steps for the planet, BRSR principle 6	47, 176
GRI 306: Waste 2020	3-3 Management of material topics				
	306-1 Waste generation and significant waste-related impacts	3,6,11,12	7,8,9	Positive steps for the planet, BRSR - Principle 2, Principle 6	48, 158, 177
	306-2 Management of significant waste-related impacts	3,6,11,12	7,8,9	Positive steps for the planet, BRSR - Principle 2, Principle 6	48, 158, 177
	306-3 Waste generated	3,6,11,12	7,8,9	Positive steps for the planet, BRSR - Principle 2, Principle 6	48, 158, 177
	306-4 Waste diverted from disposal	3,6,11,12	7,8,9	Positive steps for the planet, BRSR - Principle 2, Principle 6	48, 158, 177
	306-5 Waste directed to disposal	3,6,11,12	7,8,9	Positive steps for the planet, BRSR - Principle 2, Principle 6	48, 158, 177
GRI 308: Supplier Environmental Assessment 2016	3-3 Management of material topics				
	308-1 New suppliers that were screened using environmental criteria		8	Positive steps for the planet	58
	308-2 Negative environmental impacts in the supply chain and actions taken			BRSR - Principle 6	178
Topic Standards - People					
GRI 401: Employment 2016	3-3 Management of material topics				
	401-1 New employee hires and employee turnover	5,8,10	6	BRSR - Section A, Principle 3	133, 159
	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	3,5,8		BRSR principle 3	160
	401-3 Parental leave	5,8		BRSR principle 3	160
GRI 402: Labor/ Management Relations 2016	3-3 Management of material topics				
	402-1 Minimum notice periods regarding operational changes				
GRI 403: Occupational Health and Safety 2018	3-3 Management of material topics				
	403-1 Occupational health and safety management system	3,8		Helping our people realise their full potential, BRSR Principle 3	34, 159
	403-2 Hazard identification, risk assessment, and incident investigation				

GRI INDEX

GRI Standard No.	Disclosure	UN SDG	UNGC principles	LOCATION	
				Section	Page No.
	403-3 Occupational health services	3,8		BRSR principle 3	159
	403-4 Worker participation, consultation, and communication on occupational health and safety				
	403-5 Worker training on occupational health and safety	3,8	6	BRSR principle 3	159
	403-6 Promotion of worker health	3,8		Helping our people realise their full potential, BRSR principle 3	34, 159
	403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	3,8			
	403-8 Workers covered by an occupational health and safety management system	3,8		Helping our people realise their full potential, BRSR principle 3	34, 159
	403-9 Work-related injuries	3,8,16		BRSR principle 3	159
	403-10 Work-related ill health	3,8,16		BRSR principle 3	159
GRI 404: Training and Education 2016	3-3 Management of material topics				
	404-1 Average hours of training per year per employee	4,5,8,10		Value creation model	22
	404-2 Programs for upgrading employee skills and transition assistance programs	8		Helping our people realise their full potential, BRSR	34, 127
	404-3 Percentage of employees receiving regular performance and career development reviews	5,8,10	6	BRSR principle 3	163
GRI 405: Diversity and Equal Opportunity 2016	3-3 Management of material topics	5,8,10	6		
	405-1 Diversity of governance bodies and employees	5,8,10	6	Leading responsibly, Corporate governance report	54, 188, 191
	405-2 Ratio of basic salary and remuneration of women to men	5,8,10	6	BRSR - Principle 5	171
GRI 406: Non-discrimination 2016	3-3 Management of material topics				
	406-1 Incidents of discrimination and corrective actions taken	5,8,10	6	BRSR - Principle 5	171
GRI 407: Freedom of Association and Collective Bargaining 2016	3-3 Management of material topics				
	407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk			Leading responsibly, BRSR - Principle 5	50, 170
GRI 408: Child Labor 2016	3-3 Management of material topics				
	408-1 Operations and suppliers at significant risk for incidents of child labor	5,8,10	5	Leading responsibly, BRSR Principle 5	50, 170
GRI 409: Forced or Compulsory Labor 2016	3-3 Management of material topics				
	409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor	5,8	5	BRSR Principle 5	170
GRI 410: Security Practices 2016	3-3 Management of material topics				
	410-1 Security personnel trained in human rights policies or procedures	16	1,2	BRSR Principle 5	170
GRI 411: Rights of Indigenous Peoples 2016	3-3 Management of material topics				
	411-1 Incidents of violations involving rights of indigenous peoples				

GRI INDEX

GRI Standard No.	Disclosure	UN SDG	UNGC principles	LOCATION	
				Section	Page No.
GRI 413: Local Communities 2016	3-3 Management of material topics				
	413-1 Operations with local community engagement, impact assessments, and development programs			Empowering the communities around us, Board's Report, BRSR - Principle 3	40, 101, 112, 115, 183
	413-2 Operations with significant actual and potential negative impacts on local communities"				
GRI 414: Supplier Social Assessment 2016	3-3 Management of material topics				
	414-1 New suppliers that were screened using social criteria	5,8,11,16		BRSR - Principle 2	165
	414-2 Negative social impacts in the supply chain and actions taken				
GRI 415: Public Policy 2016	3-3 Management of material topics				
	415-1 Political contributions			Standalone financial statements (Ind AS), Extract of IFRS consolidated financial statements	292, 401
GRI 416: Customer Health and Safety 2016	3-3 Management of material topics				
	416-1 Assessment of the health and safety impacts of product and service categories			BRSR principle 3	158
	416-2 Incidents of non-compliance concerning the health and safety impacts of products and services				
GRI 417: Marketing and Labeling 2016	3-3 Management of material topics				
	417-1 Requirements for product and service information and labeling	12		BRSR principle 9	185
	417-2 Incidents of non-compliance concerning product and service information and labeling				
	417-3 Incidents of non-compliance concerning marketing communications				
GRI 418: Customer Privacy 2016	3-3 Management of material topics				
	418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	16		BRSR principle 9	185

DISCLOSURES IN ACCORDANCE WITH ART. 964B SWISS CODE OF OBLIGATIONS

The following sections comprise the report on non-financial matters in accordance with Art. 964b of the Swiss Code of Obligations. The topics listed below were identified as being material under the Swiss CO. We have considered all topics in scope for non-financial reporting that are material from an impact and financial perspective (Ref to materiality section).

Disclosures in accordance with Art. 964B Swiss Code of Obligations	Topics covered	Section in the report	Art. 964B content requirement reference
General information required to understand our business	Double Materiality assessment, stakeholder engagement, Policies related to material matters	Stakeholder engagement and materiality assessment, BRSR Section B	Pg. 60, 151
Risks related to non-financial matters	Risk management	Risk management, BRSR Section A	Pg. 66, 134-150
References to national, European or international regulations	Reporting standards and frameworks adopted to disclose non-financial information	Approach to reporting	Pg. 14
Coverage of subsidiaries	Reporting boundary covering inclusions and exclusions	Approach to reporting	Pg. 14
Description of the business model	Business model	Our Value creation model, Our strategy pillars	Pg. 22, 16
Environmental matters	Emissions, Energy transition, Biodiversity, Water management, Waste management	Positive steps for the Planet, BRSR Principle 6	Pg. 44-49, 146-149
Social matters	Product quality, Our strategy for wider access; Strategic collaborations; Strengthening our product pipeline; Focusing on public health; Patient assistance and support	Leading responsibly, Access, Affordability, and Innovation	Pg. 26-33, 57, 134-135, 137
Employee-related matters	Human capital development, Diversity and inclusion	Helping our people realise their full potential	34-39, 145-146
Respect for human rights	Human rights	Leading responsibly, BRSR Principle 5	Pg. 57, 170-173
Combating corruption	Business Ethics and Regulatory Compliance	Leading responsibly	Pg. 56, 141
Non financial performance indicators	Key Performance indicators related to non-financial information	Key performance indicators, Our value creation model, Building the future responsibly	Pg. 8, 22, 24-25, 465-467

GLOSSARY

2DG	2-Deoxy-D-Glucose
AC	Audit Committee
ADR	American Depository Receipt
AGM	Annual General Meeting
AI	Artificial Intelligence
ALCOA	Attributable, Legible, Contemporaneous, Original, and Accurate
ANDA	Abbreviated New Drug Application
API	Active Pharmaceutical Ingredient
AS	Accounting Standards
ASN	Advanced Shipment Notice
ATV	Atorvastatin calcium
AVF	Arteriovenous Fistula
ANVISA	Agência Nacional de Vigilância Sanitária (Brazilian Health regulatory agency)
B2B	Business-to-Business
B2C	Business-to-Consumer
BAAC	Banking, Authorisations and Allotment Committee
BRSR	Business Responsibility and Sustainability Report
BSE	Bombay Stock Exchange
BN	Billion
CAGR	Compound Annual Growth Rate
CAPEX	Capital Expenditure
CAR-T	Chimeric antigen receptor (CAR) T-cell
CCO	Chief Compliance Officer
CDMO	Contract Development and Manufacturing Organization
CDP	Carbon Disclosure Project
CDSL	Central Depository Services (India) Limited
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CHIP	Community Health Intervention Programme
CII	Confederation of Indian Industry
CIN	Corporate Identity Number
CIS	Commonwealth of Independent States
COBE	Code of Business Conduct and Ethics
COO	Chief Operating Officer
CPS	Custom Pharmaceutical Services
CPCB	Central Pollution Control Board
CRL	Complete Response Letters
CSR	Corporate Social Responsibility
CTO	Chemical Technical Operations
CUSIP	Committee on Uniform Security Identification Procedures
CDSCO	Central Drugs Standard Control Organisation
DCGI	Drug Controller General of India
DIN	Director's Identification Number
DMF	Drug Master File
DnA	Data and Analytics
DP	Depository Participant
DRF	Dr. Reddy's Foundation
DRFHE	Dr. Reddy's Foundation for Health and Education
DTX	Digital Therapeutics
EBITDA	Earnings Before Interest, Taxes, Depreciation And Amortization
EC	Electronically Commutated
EGM	Extraordinary General Meeting
EIR	Establishment Inspection Report

EM	Emerging Markets
EPS	Earnings Per Share
ERM	Enterprise-wide Risk Management
ESOP	Employees Stock Option Plan
EUG	Europe Generics
EVEN	Evoting Event Number
FAQ	Frequently Asked Questions
FICCI	Federation of Indian Chambers of Commerce & Industry
FO	Fuel Oil
FPL	Friction Power Loss
FTO	Formulations Technical Operations
GDAM	Green Day Ahead Market
GDP	Gross Domestic Product
GDR	Global Depository Receipt
GG	Global Generics
GHG	Green House Gas
GMO	Global Manufacturing Operations
GMP	Good Manufacturing Practices
HCP	Healthcare Professional
HR	Human Resources
HVAC	Heat, Ventilation and Air Conditioning
HOC	Heat of Compression
HPAPI	High Potency Active Pharmaceutical Ingredient
IASB	Indian Accounting Standard Board
ICAI	Institute of Chartered Accountants of India
ICC	Internal Complaints Committee
IEC	Information, Education and Communication
IEPF	Investor Education and Protection Fund
IFRS	International Financial Reporting Standards
IGAAP	Indian Generally Accepted Accounting Principles
Ind AS	Indian Accounting Standard
IPCC	Intergovernmental Panel on Climate Change
IREC	International Renewable Energy Certificate
ISAE	International Standard on Assurance Engagements
INR	Indian Rupees
IOT	Internet of Things
IP	Intellectual Property
IPDO	Integrated Product Development Organisation
ICH	International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use
IEX	Indian Energy Exchange
IGBC	Indian Green Building Council
IR	Integrated Annual Report
ISIN	International Securities Identification Number
IST	Indian Standard Time
IT	Information Technology
JPY	Japanese Yen
JWG	Joint Working Group
KARV	Kallam Anji Reddy Vidyalaya
KAR-VJR	Kallam Anji Reddy – Vocational Junior College
KL	Kilolitre
KMP	Key Managerial Personnel
KPI	Key Performance Indicators
LABS	Livelihood Advancement Business School
LEED	Leadership in Energy and Environmental Design
LIMS	Laboratory Information Management Systems
LSSSDC	Life Sciences Sector Skill Development Council

GLOSSARY

LTIFR	Lost Time Injury Frequency Rate
M&A	Mergers and Acquisitions
MC	Management Council
MD	Managing Director
MD&A	Management Discussion & Analysis
MES	Manufacturing Execution System
MHI	My Health Index
MHRA	Medicines and Healthcare products Regulatory Agency
MITRA	Making Integrated Transformation through Resourceful Agriculture
MLP	Multi-Layered Plastic
MoU	Memorandum of Understanding
MPP	Medicines Patent Pool
MT	Metric Ton
MTCO2e	Metric Tonnes of Carbon Dioxide Equivalent
MDS	Myelodysplastic syndrome
MW	Megawatt
MS	Mild Steel
MT	Metric Tonne
NAG	North America Generics
NBE	New Biological Entity
NCE	New Chemical Entity
NRT	Nicotine Replacement Therapy
NCLT	National Company Law Tribunal
NDA	New Drug Application
NDC	Nationally Determined Contributions
NGO	Non-Governmental Organisation
NGCC	Nomination, Governance, and Compensation Committee
NGFS	Network for Greening the Financial System
NGO	Non-Governmental Organisation
NHLP	New Horizons Leadership Programme
NHMP	New Horizons Management Programme
NHWP	New Horizons Well-being Programme
NIST	National Institute of Standards and Technology
NLEM	National List of Essential Medicines
NOx	Nitrogen Oxides
NPPA	National Pharmaceutical Pricing Authority
NSDL	National Securities Depository Limited
NSE	The National Stock Exchange of India Limited
NSE IFSC	National Stock Exchange of India International Financial Service Centre
NYSE	New York Stock Exchange Inc.
OCM	Omnichannel Marketing
OP	Out Patient
OTC	Over-the-counter
OTIF	On Time In Full
PAN	Permanent Account Number
PAT	Profit After Tax
PBT	Profit Before Tax
PET	Polyethylene Terephthalate
PHC	Primary Health Centres
PMI	Process Mass Intensity
PO	Purchase Order
PP	Proprietary Products
PPA	Power Purchase Agreements
PPE	Personal Protective Equipment

PPP	Purchasing Power Parity
PSAI	Pharmaceuticals Services and Active Ingredients
PSCI	Pharmaceutical Supply Chain Initiative
PMDA	Pharmaceuticals and Medical Devices Agency
PV	Pharmacovigilance
PwD	People with Disabilities
P2P	Procure to Pay
QbD	Quality by Design
QMS	Quality Management System
R&D	Research and Development
RAT	Rapid Antigen Tests
RD	Regional Director
REC	Renewable Energy Certificate
RDIF	Russian Direct Investment Fund
RMC	Risk Management Committee
RO	Reverse Omission
RoCE	Return on Capital Employed
RoW	Rest of World
RTA	Registrar and Transfer Agent
RWA	Rural Workforce Agencies
S2C	Selection-to-Commercial
SAMP	Social Accountability Management Procedure
SCOC	Supplier Code of Conduct
SCSRC	Sustainability and Corporate Social Responsibility Committee
SEBI	Securities and Exchange Board of India
SEC	Securities and Exchange Commission
SEDEX	Supplier Ethical Data Exchange
SEZ	Special Economic Zone
SHE	Safety, Health and Environment
SG&A	Selling, General and Administrative
SIP	School Improvement Program
SMP	Senior Management Personnel
SMT	Self-Managed Teams
SOx	Sulfur Oxides
SPCB	State Pollution Control Board
SRC	Stakeholders Relationship Committee
SS	Secretarial Standards
SSPs	Shared Socioeconomic Pathways
STEM	Science, Technology, Engineering and Mathematics
STOC	Science, Technology and Operations Committee
STP	Sewage Treatment Plant
SOX	Sarbanes Oxley Act, 2002
TCFD	Task Force on Climate-Related Financial Disclosures
TPM	Total Productive Maintenance
TPR	Transplanted Rice
UK	United Kingdom
UNGP	United Nations Guiding Principles
UN SDGs	United Nations Sustainable Development Goals
US/USA	United States of America
USD/$	United States Dollar
USFDA	United States Food and Drugs Administration
VC/OVAM	Video Conferencing /Other Audio Visual Means
VFD	Variable Frequency Drive
WASH	Water, Sanitation and Hygiene
YLP	Young Leaders Programme
ZLD	Zero Liquid Discharge

NOTICE OF 41ST ANNUAL GENERAL MEETING

Notice is hereby given that the 41st Annual General Meeting ("AGM") of the members of Dr. Reddy's Laboratories Limited will be held on Thursday, July 24, 2025, at 11.00 a.m. (IST) through Video Conferencing ('VC')/ Other Audio-Visual Means ('OAVM'), to transact the following business:

ORDINARY BUSINESS

1. To receive, consider and adopt the Audited Financial Statements (Standalone and Consolidated) of the Company for the financial year ended March 31, 2025, together with the Reports of the Board of Directors and Auditors thereon.

2. To declare dividend of ₹ 8/- per equity share for the financial year ended March 31, 2025.

3. To re-appoint Mr. G V Prasad (DIN:00057433), as a Director, who retires by rotation, and being eligible offers himself for re-appointment.

SPECIAL BUSINESS

4. **TO APPROVE THE RE-APPOINTMENT OF MR. G V PRASAD (DIN: 00057433) AS WHOLE-TIME DIRECTOR DESIGNATED AS CO-CHAIRMAN AND MANAGING DIRECTOR**

To consider and if thought fit, to pass the following resolution as an **Ordinary Resolution:**

"**RESOLVED THAT** pursuant to the provisions of Section 196, 197, 198, 203 and any other applicable provisions, if any, of the Companies Act, 2013, the relevant Rules made thereunder, read with Schedule V of the said Act (including any statutory modifications and re-enactment thereof, for the time being in force), consent of the members of the Company be and is hereby accorded for the re-appointment of Mr. G V Prasad (DIN: 00057433) as a Whole-time director designated as Co - Chairman and Managing Director of the Company for a further period of five years with effect from January 30, 2026 to January 29, 2031, liable to retire by rotation, on below terms and conditions including remuneration with authority to the Board of Directors to alter, modify and vary the terms and conditions including his designation and remuneration and/or perquisites payable or to be provided (including any monetary value thereof) to Mr. G V Prasad, to the extent the Board of Directors may at its discretion deem fit:

(A) SALARY: ₹ 14,40,000 per month plus an increase of up to 5% of the salary after completion of every year, as may be decided by the Nomination, Governance and Compensation Committee and/or the Board;

(B) PERQUISITES:

Category A:

1. Housing: Rent free accommodation or house rent allowance of ₹ 7,20,000 per month (50% of salary);

2. Medical Reimbursement of self and family, as per the rules of the Company, not exceeding one month's salary. Additionally, he will be entitled to medical insurance and annual health check-up as per Company policy; and

3. Leave travel assistance, as per the rules of the Company and value not exceeding ₹ 14,40,000 per annum.

Category B:

Contribution to provident fund, superannuation fund or annuity fund as per the rules of the Company. These will not be included in the computation of the ceiling on perquisites or remuneration to the extent these either singly or put together are not taxable under the Income Tax Act, 1961. Gratuity payable shall not exceed half-a-month's salary for each completed year of service.

Encashment of leave will not be included in the computation of the ceiling on perquisites.

Category C:

1. Chauffeur driven cars including its Fuel & Maintenance for Company's business; and

2. Telephone at residence and mobile phone for Company's business.

(C) COMMISSION:

In addition to the salary and perquisites, a commission will also be payable to Mr. G V Prasad up to 0.75% of the net profits of the Company calculated in the manner referred to in Section 198 of the Companies Act, 2013, as may be decided by the Board of Directors of the Company, every year.

RESOLVED FURTHER THAT in the event of any loss or inadequacy of profits in any financial year during his tenure, the Company shall remunerate Mr. G V Prasad, as minimum remuneration by way of salary, perquisites or any other allowance as specified above and in accordance with the applicable provisions of the Companies Act, 2013 and the Rules made thereunder."

5. **RATIFICATION OF REMUNERATION PAYABLE TO COST AUDITORS, M/S. SAGAR & ASSOCIATES, COST ACCOUNTANTS, FOR THE FINANCIAL YEAR ENDING MARCH 31, 2026.**

To consider and, if thought fit, to pass the following resolution as an **Ordinary Resolution:**

"**RESOLVED THAT** pursuant to the provisions of Section 148(3) and other applicable provisions, if any, of the Companies Act, 2013, read with the Companies (Audit and Auditors) Rules, 2014 (including any statutory modifications and re-enactment thereof, for the time being in force), the remuneration payable to M/s. Sagar & Associates, Cost Accountants (Firm Registration No. 000118), appointed by the Board of Directors, on the recommendation of the Audit Committee, as Cost Auditors of the Company to conduct audit of cost records of the Company, for the financial year ending March 31, 2026, amounting to ₹ 9,00,000/- (Rupees Nine lakhs only) plus applicable taxes and out of pocket expenses at actuals, in connection with the aforesaid audit, be and is hereby ratified;

RESOLVED FURTHER THAT the Board of Directors of the Company be and are hereby authorized to do all such acts, matters, deeds and things, as may be necessary to give effect to this resolution."

6. **TO APPROVE APPOINTMENT OF M/S. MAKARAND M. JOSHI & CO., COMPANY SECRETARIES AS SECRETARIAL AUDITOR OF THE COMPANY.**

To consider and, if thought fit, to pass the following resolution as an **Ordinary Resolution:**

"**RESOLVED THAT**, pursuant to the provisions of Section 204 of the Companies Act, 2013 and other applicable provisions of the Companies Act, 2013, read with the rules made thereunder, and Regulation 24A of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements Regulations), 2015, including any statutory modification(s) or re-enactment(s) thereof for the time being in force, and based on the recommendations of the Audit Committee and the Board of Directors, the approval of the members of the Company, be and is hereby accorded for the appointment of M/s. Makarand M. Joshi & Co., Company Secretaries (Firm registration no: P2009MH007000), as Secretarial Auditors of the Company for a period of five consecutive financial years commencing from April 1, 2025 till March 31, 2030, at such remuneration and on such terms and conditions as may be determined by the Board of Directors (including its committees thereof as authorised in this regard), and to avail any other services, certificates, or reports as may be permissible under applicable laws;

RESOLVED FURTHER THAT the Board of Directors be and are hereby authorized to take such steps and do all such acts, deeds, matters, and things as may be considered necessary, proper, and expedient to give effect to this Resolution."

By order of the Board of Directors
For **Dr. Reddy's Laboratories Limited**

Sd/-
K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR
Membership No. F6621

Place: Hyderabad
Date: May 9, 2025

Registered Office
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana- 500034, India
CIN: L85195TG1984PLC004507
Tel-91-40-49002900, Fax-91-40-49002999
Email: shares@drreddys.com
Website: www.drreddys.com

NOTES:

1) The explanatory statement pursuant to Section 102 of the Companies Act, 2013 ("Act") and the Rules made thereunder, Secretarial Standard on General Meetings ("SS-2") and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations") wherever applicable, in respect of the special business set out in the Notice, is annexed hereto. The Board of Directors of the Company at its meeting held on May 9, 2025, has considered and recommended to include item nos. 4, 5 and 6, in the Notice as the special business for seeking approval of the members at the 41st Annual General Meeting ("AGM") of the Company.

2) Pursuant to the General Circular No. 09/2024 dated September 19, 2024, issued by the Ministry of Corporate Affairs (MCA) and Circular SEBI/HO/CFD/CFD-PoD-2/P/CIR/2024/133 dated October 3, 2024 issued by SEBI (hereinafter collectively referred to as "the Circulars"), companies are allowed to hold AGM through VC, without the physical presence of members at a common venue. Accordingly, the 41st AGM of the Company will be convened through VC/ OAVM in compliance with the provisions of the Act and Rules made thereunder, the SEBI Listing Regulations read with the aforesaid Circulars. The deemed venue for the 41st AGM shall be the Registered Office of the Company, i.e. 8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500034, Telangana, India.

3) As per the provisions of clause 3.A.II. of the General Circular No. 20/2020 dated May 5, 2020, issued by the MCA, the matters of Special Business as appearing at Item Nos. 4 to 6 of the accompanying Notice, are considered to be unavoidable by the Board and hence, form part of this Notice.

4) In line with the aforesaid Circulars, the Company is providing VC/ OAVM facility to its members to attend the 41st AGM. For this purpose, the Company has entered into an agreement with National Securities Depository Limited (NSDL), as the authorized agency for facilitating voting through electronic means. The facility of casting votes by a Member using remote e-voting system as well as e-voting on the date of the AGM will be provided by NSDL.

5) Only registered Members of the Company may attend and vote at the AGM through VC/OAVM facility.

6) In case of joint holders, the Member whose name appears as the first holder in the order of names as per the Register of Members of the Company as on the cut-off date will be entitled to vote at the AGM.

7) The facility for attending the AGM virtually will be made available for 1,000 members on first come first served basis. This will not include large members (i.e. members with 2% or more shareholding), Promoters, institutional investors, Directors, Key Managerial Personnel, the Chairpersons of the Audit Committee, Nomination, Governance and Compensation Committee and Stakeholders' Relationship Committee, Auditors, etc. who are allowed to attend the AGM without restriction on account of first come first served basis.

8) The Members can join the AGM in the VC/OAVM mode 15 minutes before and after the scheduled time of the commencement of the Meeting by following the procedure mentioned in the Notice.

9) Corporate members whose authorized representatives are intending to attend the meeting are requested to send a certified copy of the Board resolution authorizing such representative to attend the 41st AGM through VC/ OAVM, and cast their votes through e-voting. Such documents can be sent to info@mehta-mehta.com, with a copy marked to evoting@nsdl.co.in.

10) Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/ JPG Format) of the relevant Board Resolution/ Authority letter, etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail at info@mehta-mehta.com, with a copy marked to evoting@nsdl.co.in.

11) Members attending the 41st AGM through VC/ OAVM shall be counted for the purpose of reckoning the quorum under Section 103 of the Act.

12) The statutory registers including Register of Directors and Key Managerial Personnel and their shareholding, the Register of Contracts or Arrangements in which Directors are interested, maintained under the Act and the Certificate from the Secretarial Auditors of the Company certifying that the ESOP Schemes of the Company are being implemented in accordance with the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, will be available for inspection by the members during the 41st AGM. All documents referred to in the Notice and Explanatory Statement will be available for inspection in electronic mode from the date of circulation of this Notice up to the date of the 41st AGM. Members who wish to inspect the register are requested to write to the Company by sending e-mail to shares@drreddys.com.

13) In accordance with the aforesaid Circulars, the Notice of the 41st AGM along with the Integrated Annual Report for the financial year ended March 31, 2025, has been sent only through electronic mode to the members who have registered their e-mail addresses with the Company/ Depository Participants/ Company's Registrar and Transfer Agent ("RTA"). The Notice of 41st AGM and Integrated Annual Report are also available on the Company's website at www.drreddys.com, on the website of the Stock Exchanges, i.e. BSE Limited ("BSE") at www.bseindia.com and National Stock Exchange of India Limited ("NSE") at www.nseindia.com and on the website of National Securities Depository Limited ("NSDL") at www.evoting.nsdl.com. Physical copy of the Notice of the 41st AGM and the Integrated Annual Report for the year ended March 31, 2025 has not been sent to the members.

14) In accordance with the Circulars, members who have not registered their e-mail address may register their e-mail address on https://www.drreddys.com/investors/investor-services/shareholder-information#investor-services or with their Depository Participant or send their request at shares@drreddys.com along with their Folio No./ DP ID and Client ID and valid e-mail address for registration.

15) Pursuant to the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended) the Secretarial Standard on General Meetings (SS-2) issued by the ICSI and Regulation 44 of SEBI (Listing Obligations & Disclosure Requirements) Regulations 2015 (as amended), and the Circulars issued by the Ministry of Corporate Affairs from time to time the Company is providing facility of remote e-Voting to its Members in respect of the business to be transacted at the AGM. For this purpose, the Company has entered into an agreement with National Securities Depository Limited (NSDL) for facilitating voting through electronic means, as the authorized agency. The facility of casting votes by a member using remote e-Voting system as well as e-voting on the date of the EGM/AGM will be provided by NSDL. The detailed instructions for e-voting and attending the 41st AGM through VC/ OAVM are given as an attachment to this Notice.

16) Members are requested to intimate immediately, any change in their address to their Depository Participants with whom they are maintaining their demat accounts. If the shares are held in physical form, change in address has to be intimated to the Company's Registrar and Transfer Agent ("RTA"), Bigshare Services Private Limited, 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad 500 082, Telangana, India Tel: +91-40-2337 4967, Fax: +91-40-2337 0295, e-mail ID: bsshyd@bigshareonline.com.

17) The Board of Directors of the Company at their meeting held on May 9, 2025, have recommended a dividend of ₹ 8 /- per equity share of face value of ₹ 1/- each as final dividend for the financial year ended March 31, 2025. Dividend, if declared, at the 41st AGM, will be paid on or before July 30, 2025, subject to deduction of tax at source to those members whose names appear on the Register of Members of the Company as of end of the day on July 10, 2025.

18) In terms of Schedule I of the SEBI Listing Regulations, listed companies are required to use the Reserve Bank of India's approved electronic mode of payment such as electronic clearance service (ECS), LECS (Local ECS)/ RECS (Regional ECS)/ NECS (National ECS), direct credit, real time gross settlement, national electronic fund transfer (NEFT), etc. for making payments like dividend etc. to the members.

Accordingly, members holding securities in demat mode are requested to update their bank details with their Depository Participants. Members holding securities in physical form shall send a request updating their bank details, to the Company's RTA.

The Company shall credit the dividend only through electronic mode and not dispatch the dividend warrants to those members who have not registered their bank mandate with the Company. Pursuant to the Income Tax Act, 1961 ('the IT Act'), as amended by the Finance Act 2020, dividend income will be taxable in the hands of the shareholders and the Company is required to deduct tax at source (TDS) from dividend paid to members at the prescribed rates, as detailed hereunder:

For Resident shareholders, tax shall be deducted at source under Section 194 of the Act, as follows:

Valid PAN of shareholder available with the Company	10% or as notified by the Government of India
Shareholders without PAN/ invalid/inoperative PAN with the Company	20% or as notified by the Government of India

However, no tax shall be deducted on the dividend payable to a resident individual shareholder if the total

dividend to be received by them during the financial year 2025-26 does not exceed ₹ 10,000/- and also in cases where shareholder provides valid Form 15G (applicable to an individual who is less than 60 years of age)/ Form 15H (applicable to an individual who is 60 years and older) subject to conditions specified in the Act. Shareholders may also submit any other document as prescribed under the Act to claim a lower/ nil withholding tax. PAN is mandatory for shareholders providing valid Form 15G/ Form 15H or any other documents as mentioned above. The formats of Form 15G/ Form 15H are also available on the website of our Registrar and Transfer Agent (RTA), Bigshare Services Private Limited at www.bigshareonline.com.

For Resident Mutual funds and Insurance Company shareholders: In order to provide exemption from TDS on the dividend payable to a Mutual Fund specified under Clause (23D) of Section 10 of the Act or an Insurance Company as specified in Section 194 of the Act, shareholders should submit the document as follows along with exemption notification, if any, as per the relevant provisions of the Act:

(a) declaration by shareholder qualifying as Insurer as per Section 2(7A) of the Insurance Act, 1938 – **Annexure I**;

(b) declaration by Mutual Fund shareholder eligible for exemption under Section 10(23D) of the Act - **Annexure II**; and

(c) declaration by Category I/II Alternate Investment Fund (AIF) registered with SEBI **Annexure III**.

Declaration for exemption under Circular 18/2017 of the Act: In case of any shareholder whose income is subject to lower rate of TDS, or is exempt under the Act, such shareholder is requested to submit the following documents, if eligible as per the relevant provisions of the Act, duly signed by the authorized signatory:

(a) lower withholding tax certificate for the financial year 2025-26, if any obtained from the Income Tax authorities; and

(b) in case the shareholder has obtained tax exemption status under any provisions of the Act, the documentary evidence along with declaration for the same - **Annexure IV**.

For Non-Resident shareholders, taxes are required to be withheld in accordance with the provisions of Section 195 and other applicable sections of the Act, at the rates in force. The withholding tax shall be at the rate of 20% (plus applicable surcharge and cess) or as notified by the Government of India on the amount of dividend payable. However, as per Section 90 of the Act, non-resident shareholders may have an option to be governed by the provisions of the Double Tax Avoidance Treaty (DTAA) between India and the country of tax residence of the shareholder, if such provisions are more beneficial to them. In order to avail the benefits of DTAA, the non-resident shareholders will have to provide the following:

1. Self-attested Tax Residency Certificate (TRC) for the financial year 2025-26, obtained from the tax authorities of the country of which the shareholder is a resident.

2. Self-attested copy of PAN allotted by the Indian Income Tax authorities. In case of non-availability of PAN, information under Sub-rule 2 of Rule 37BC to be submitted - **Annexure V**

3. Form 10F electronically submitted on the income tax portal with their login credentials at eportal.incometax.gov.in.

   Pursuant to Notification no. 03/2022 dated July 16, 2022, non-resident members are required to furnish Form 10F electronically.

4. Self-declaration from non-resident shareholder addressed specifically to the Company - **Annexure VI**, primarily covering the following:

   a. Non-resident is and will continue to remain a tax resident of the country of residence during the financial year 2025-26;

   b. Non-resident is eligible to claim the benefit of respective tax treaty;

   c. Non-resident has no reason to believe that its claim for the benefits of the DTAA is impaired in any manner;

   d. Non-resident receiving the dividend income is the beneficial owner of such income;

   e. Dividend income is not attributable/effectively connected to any permanent establishment (PE) or fixed base in India;

   f. In case of Foreign Institutional Investors and Foreign Portfolio Investors, self-attested copy of SEBI registration certificate; and

   g. In case of shareholder being tax resident of Singapore, please furnish the letter issued by the competent authority or any other evidences demonstrating the non-applicability of Article 24 - Limitation of Relief under India-Singapore DTAA.

5. Any other documents as prescribed under the Act for lower withholding tax if applicable, duly attested by the shareholder.

The Company is not obligated to apply the beneficial DTAA rates at the time of tax deduction/ withholding on dividend amounts. Application of beneficial DTAA rate shall depend upon the completeness and satisfactory review by the Company, of the documents submitted by non-resident shareholder.

Declaration by shareholders under Rule 37BA (2) of the Income Tax Rules, 1962: In order to enable the Company to provide credit of tax deducted at source to beneficial shareholders in whose hands dividend paid by the Company is assessable, shareholders are requested to provide declaration in format as prescribed under Rule 37BA(2) of the Income Tax Rules, 1962 - **Annexure VII**.

Section 206AA of the Act

Rate of TDS at the rate of 10 percent under section 194 of the IT Act which is subject to provisions of section 206AA of the Act which introduces special provisions for TDS where PAN provided by deductee is Invalid. Invalid PAN also includes cases where PAN and Aadhar are not linked.

As provided in section 206AA of the Act, tax is required to be deducted at higher of following rates in case of payments to specified person:

- at twice the rate specified in the relevant provisions of the IT Act; or
- at twice the rate or rates in force; or
- at the rate of 20%.

Accordingly, provisions of section 206AA will be applicable in cases where PAN of the shareholder is Invalid and/or PAN and Aadhar not linked. Validity of PAN will be determined using functionality of Income Tax Department as notified for the purpose of determining specified person u/s 206AB of the Act.

For all shareholders: Shareholders are requested to update tax residential status, permanent account number (PAN), registered email address, mobile numbers and other details with their depository participants, in case the shares are held in dematerialized form. Shareholder holding shares in physical mode, are requested to furnish details to the Company's Registrar and Share Transfer Agent (RTA).

The formats of above declarations are available on the website of RTA at www.bigshareonline.com. The aforementioned documents (duly completed and signed) are required to be submitted to the Company's RTA at DRLtaxexemption@bigshareonline.com, alternatively shareholder can submit these documents through iConnect on our RTA website by clicking on solution tab at the top of the homepage menu.

In order to enable the Company to determine the appropriate tax rate at which tax has to be deducted at source under the respective provisions of the Act, you are requested to provide the above-mentioned details and documents as applicable to you. Incomplete and/or unsigned forms and declarations will not be considered by the Company. All communications/ queries in this respect should be addressed to our RTA, Bigshare Services Private Limited at DRLtaxexemption@bigshareonline.com.

"The Resident Non-Individual Members such as Insurance companies, Mutual Funds, Alternative Investment Fund (AIF) and other domestic financial institutions established in India and Non Resident Non-Individual Members such as Foreign Portfolio Investors may submit the relevant forms, declarations and documents through their respective custodians who are registered with NSDL for tax services."

All the documents submitted by the shareholders will be verified by the Company and the Company will consider the same while deducting the appropriate taxes if they are in accordance with the provisions of the Act.

Shareholders may note that in case the tax on said dividend is deducted at a higher rate in absence of receipt of the aforementioned details/ documents, option is available to the shareholder to file the return

of income as per the Act, and claim an appropriate refund, if eligible.

Shareholders are further requested to complete necessary formalities to link their bank accounts to their demat accounts to enable the Company to make timely credit of dividend in respective bank account. The Company will arrange to e-mail a soft copy of TDS certificate at the shareholders registered e-mail ID in due course, post payment of the said final dividend/ furnishing of TDS returns for the second quarter of financial year 2025-26, with the authorities.

Disclaimer: Above communication on TDS only sets out the provisions of law in a summarized manner and does not purport to be a complete analysis or listing of all potential tax consequences. Shareholders should consult their own tax advisors for the tax provisions applicable to their particular circumstances.

19) Members are requested to contact Company's RTA, Bigshare Services Private Limited for encashing the unclaimed dividends standing to the credit of their account. The detailed dividend history and due dates for transfer to IEPF are given in the Additional Shareholders Information section of the Integrated Annual Report and are also available on the website of the Company at https://www.drreddys.com/investor#shares#equity-and-divident-history.

20) In terms of requirements of Section 124(6) of the Act read with Investor Education and Protection Fund (IEPF) Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, the Company is required to transfer the shares, in respect of which the dividend remains unpaid or unclaimed for a period of seven consecutive years or more, to the IEPF Account established by the Central Government. The details of the unpaid/ unclaimed dividend amounts lying with the Company as on March 31, 2025 are available on the website of the Company at https://www.drreddys.com/investor#shares#equity-and-divident-history and on the website of MCA/ IEPF. Member(s) whose dividends/ shares are transferred to the IEPF can claim the same from the IEPF Authority by following the refund procedure as detailed on the IEPF website.

21) Effective April 1, 2024, SEBI has mandated that the shareholders, who hold shares in physical mode and whose folios are not updated with any of the KYC details [viz., (i) PAN (ii) Choice of Nomination (iii) Contact Details (iv) Mobile Number (v) Bank Account Details and (vi) Signature], shall be eligible to get dividend only in electronic mode. Accordingly, payment of dividend, subject to approval at the AGM, shall be paid to physical holders only after the above details are updated in their folios. Shareholders are requested to complete their KYC by writing to the Company's RTA at bsshyd@bigshareonline.com. The forms for updating the same are available at https://www.drreddys.com/investor#investor-services#investor-handbook.

22) The members holding shares in physical mode may submit their nomination by submitting SH-13 which can be downloaded from the Company's website at https://www.drreddys.com/investor#investor-services#investor-handbook. Members holding shares in demat mode may contact their respective DPs to update the nomination.

23) Regulation 40 of the SEBI Listing Regulations, as amended, mandates that transfer of securities shall not be processed unless the securities are held in the dematerialised form with a depository. Further, transmission and transposition of securities of held in physical form shall be effected only in dematerialized form. SEBI has mandated that listed companies, shall issue the securities only in demat mode while processing investor service requests pertaining to issuance of duplicate shares, exchange of shares, endorsement, sub-division/ consolidation of share certificates, transmission, transposition, etc. In view of the above, as also to eliminate all risks associated with physical shares and for ease of portfolio management, members holding shares in physical form are requested to consider converting their holdings to demat mode.

24) The Members are hereby informed that for addressing the unresolved disputes pertaining to or emanating from investor services between listed Company / RTAs offering services on behalf of the listed Company and its shareholders, the SEBI introduced Standard Operating Procedure to be followed under the Stock Exchange arbitration process. The mechanism can be initiated only post exhausting all actions for resolution of complaints including those received through the SCORES Portal.

SEBI vide Circular Nos. SEBI/HO/OIAE/OIAE_IAD-1/P/CIR/2023/131 dated July 31, 2023, and SEBI/HO/OIAE/OIAE_IAD-1/P/CIR/2023/135 dated August 4, 2023, read with Master Circular No. SEBI/HO/ OIAE/OIAE_IAD-1/P/ CIR/2023/145 dated July 31, 2023 (updated as on August 11, 2023), has established a common Online Dispute Resolution Portal ("ODR Portal") for resolution of disputes arising in the Indian Securities Market.

Pursuant to above-mentioned circulars, post exhausting the option to resolve their grievances with the RTA/ Company directly and through existing SCORES platform, the investors can initiate dispute resolution through the ODR Portal at https://smartodr.in/login.

25) The Company is pleased to provide the facility of live webcast of proceedings of 41st AGM. Members who are entitled to participate in the 41st AGM can view the live proceedings of 41st AGM by logging on the NSDL e-voting system at www.evoting.nsdl.com using their secure login credentials. Members are encouraged to use this facility of the live webcast. The webcast facility will be available from 10.30 a.m. (IST) onwards (30 minutes before the start of the 41st AGM on July 24, 2025).

26) Pursuant to the provisions of the act, a member entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote on his/her behalf and the proxy need not be a member of the company. since this AGM is being held pursuant to the MCA circulars through VC or OAVM, the requirement of physical attendance of members has been dispensed with. Accordingly, in terms of the MCA circulars and the SEBI circulars, the facility for appointment of proxies by the members will not be available for this AGM and hence the proxy form, attendance slip and route map of AGM are not annexed to this notice.

By order of the Board of Directors
For **Dr. Reddy's Laboratories Limited**

Sd/-
K Randhir Singh
Company Secretary, Compliance Officer
and Head-CSR
Membership No. F6621

Place: Hyderabad
Date: May 9, 2025

Registered Office
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana- 500034, India
CIN: L85195TG1984PLC004507
Tel-91-40-49002900, Fax-91-40-49002999
Email: shares@drreddys.com
Website: www.drreddys.com

EXPLANATORY STATEMENT TO THE NOTICE OF 41ST AGM

Statement pursuant to Section 102 of the Companies Act, 2013 ("Act") read with the rules made thereunder, as applicable, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations") and the Secretarial Standards on General Meetings ("SS-2")

ITEM NO. 4

The members of the Company had, at their 36th Annual General Meeting held on July 30, 2020, approved the appointment of Mr. G V Prasad as the Whole-time Director designated as Co-Chairman and Managing Director of the Company, liable to retire by rotation, for a period of five years with effect from January 30, 2021 to January 29, 2026 (both days inclusive) together with the terms and conditions of his appointment and remuneration payable to him.

Based on the recommendation of the Nomination, Governance and Compensation Committee ("NGCC Committee"), the Board of Directors of the Company at their meeting held on May 9, 2025, has approved the re-appointment of Mr. Prasad as the Whole-time Director designated as Co-Chairman and Managing Director of the Company for a further period of five years with effect from January 30, 2026 to January 29, 2031 ("the Proposed Term") on the terms and conditions, including the remuneration payable to Mr. Prasad as contained in this explanatory statement and recommended the same to the Members of the Company for their approval.

The NGCC considered various key factors while recommending the re-appointment of Mr. G V Prasad, including the terms and conditions of his remuneration.

Under the leadership of Mr. G. V. Prasad, Dr. Reddy's Laboratories has delivered consistent strategic and operational progress. The Company has witnessed sustained growth in revenues and profitability, reflecting the effectiveness of its business strategy and execution capabilities. Mr. Prasad's vision and leadership have played a pivotal role in driving innovation, enhancing global competitiveness, and strengthening the Company's market position.

In view of the Company's consistent performance and positive growth trajectory, the NGCC has recommended a revised remuneration structure, as given in the resolution. As Co-Chairman and Managing Director, Mr. Prasad has provided strong strategic direction and delivered robust business results. This progress is also evident in the expansion of the Company's operations and workforce. The proposed total target remuneration would be around the median of that paid to Managing Directors of comparable peer companies, as analyzed by 'Deloitte Touche Tohmatsu India LLP'. Further, the ratio of Mr. Prasad's remuneration to the median employee remuneration is 285.36.

The Company's executive compensation philosophy is designed to drive long-term value creation business performance. Accordingly, as compared to peer benchmarks, the Company's remuneration structure places greater emphasis on variable, performance-linked components, reflecting the Company's strong focus on aligning executive rewards with business outcomes. Approximately 85% of the total remuneration is variable and linked to clearly defined performance goals, reinforcing the Company's focus on sustained leadership and strategic progress. The performance-linked component is governed by clearly defined metrics and is subject to the Company's malus and clawback provisions, thereby reinforcing accountability and prudent risk-taking. Further, as per the said Compensation philosophy of the Company, no severance fee is payable to Mr. Prasad.

The key performance indicators for determining the commission would include the financial metrics such as growth in profitability and return on capital employed, along with non-financial parameters like health, brand building, compliance, quality, sustainability and performance against Company's internal scorecard.

A comparison of his current remuneration terms and the proposed terms and conditions of his annual remuneration are as follows:

Particulars	Current terms	Proposed terms
Salary	₹ 12,00,000 per month plus an increase of up to (5% of the salary after completion of every year, as may be decided by the NGCC and/or the Board)	₹ 14,40,000 per month plus an increase of up to (5% of the salary after completion of every year, as may be decided by the NGCC and/or the Board)
Housing allowance	Rent free accommodation or HRA of ₹ 6,00,000 per month (50% of salary)	Rent free accommodation or HRA of ₹ 7,20,000 per month (50% of salary)
Medical Reimbursement	For self and family as per the rules of the Company, value not exceeding ₹ 15,000 per annum	For self and family, as per the rules of the Company, not exceeding one month's salary. Additionally, he will be entitled to medical insurance and annual health check-up as per Company policy For the purpose of above perquisites, family means spouse and dependent children.
Leave Travel Assistance	As per the rules of the Company and value not exceeding ₹ 12,00,000 per annum.	As per the rules of the Company and value not exceeding ₹14,40,000 per annum
Contribution to PF, superannuation and annuity funds	As per the rules of the Company	As per the rules of the Company
Car	Chauffeur driven cars for Company's business	Chauffeur driven cars including Fuel & Maintenance for Company's business
Telephone	Telephone at residence and mobile phone for Company's business.	Telephone at residence and mobile phone for Company's business.
Commission	Up to 0.75% of net profits	Up to 0.75% of net profits

It may be further noted that Mr. Prasad is not in receipt of managerial remuneration from any other Company apart from this Company. The proposed remuneration falls within the limits prescribed under Section 197 and Schedule V of the Companies Act, 2013.

The Company has received all statutory disclosures / declarations from Mr. Prasad, including (i) consent in writing to act as director in Form DIR-2, pursuant to Rule 8 of the Companies (Appointment & Qualification of Directors) Rules, 2014 ("the Appointment Rules"), (ii) intimation in Form DIR-8 pursuant to Rule 14 of the Companies (Appointment and Qualification of Directors) Rules, 2014, from Mr. Prasad to the effect that he is not disqualified in accordance with Section 164(2) of the Companies Act, 2013 and a declaration that he is not debarred or restrained from acting as a director by any SEBI order or by any other such authority.

Following are the details pursuant to Regulation 36(3) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard-2 on General Meetings

Particulars	Details
Brief profile of Director	Mr. G V Prasad (DIN: 00057433) is a member on the Company's board since 1986 and serves as Co-Chairman and Managing Director of the Company. He has a Bachelor of Engineering degree in Chemical Engineering from Illinois Institute of Technology, Chicago in the United States of America, and an M.S. in Industrial Administration from Purdue University, Indiana in United States of America. Mr. Prasad's emphasis on research, innovation, transparency, business ethics and leaner corporate structures has helped shape Dr. Reddy's into what it is today - an organization of global repute, recognized industry-wide for scientific innovation, progressive people practices and high standards of corporate governance. He is driving the necessary imperatives for our Company to engage even more deeply with the human aspects of health. Mr. Prasad focuses on mentoring leaders, driving innovation in science, technology and digitalization while championing the cause of the planet, purpose, and patients. Mr. Prasad also ensures that the Company is well-positioned for our future, drawing upon his 40 years plus of leadership experience in the pharmaceutical industry to help our Company anticipate trends and envision the future of healthcare. Mr. Prasad is active on the boards of public and private institutions such as the Indian School of Business (ISB) and the International Foundation for Research and Education. Mr. Prasad is also a member of the governing body of Mckinsey Centre for CEO Excellence and Institute of Public Health Sciences Hyderabad Society. Mr. Prasad was listed among the Top 50 CEOs that India ever had by Outlook magazine in 2017 and was recognized as one the top 5 Most Valuable CEOs of India by Business World in 2016. He was also listed in the prestigious 'Medicine Maker 2018 Power List' of most inspirational professionals shaping the future of drug development, and has been named India Business Leader of the year by CNBC Asia, in 2014 & 2015.
Age	64 years
Qualification	Bachelor of Engineering degree in Chemical Engineering from Illinois Institute of Technology, Chicago in the United States of America, and an M.S. in Industrial Administration from Purdue University, Indiana in United States of America
Nature of expertise in specific functional area	Mr. Prasad has rich and wide experience in the Company's businesses, particularly in the areas of strategy, management, governance, finance, human resources, science technology and operations, sustainability and ESG.
Date of first appointment on the Board	April 08, 1986
Directorships held in other Companies	**Public Companies:** • Aurigene Oncology Limited • Greenpark Hotels and Resorts Limited • Stamlo Industries Limited **Private Companies:** • Idea2Enterprises (India) Private Limited **Foreign Companies:** • Dr.Reddy's Laboratories, Inc., USA • Promius Pharma LLC, USA **Section 8 Companies:** • Dr. Reddy's Institute of Life Sciences • Indian School of Business in India • International Foundation for Research and Education
Listed entities from which person has resigned in the past three years	Mr. Prasad was not a Director in any other listed entities during past 3 years

Particulars	Details
Chairmanship/Membership of Committees of Board of Directors of the Company	• Sustainability and Corporate Social Responsibility Committee (Member) • Stakeholders' Relationship Committee (Member) • Banking, Authorisations and Allotment Committee (Member)
Chairmanship/Membership of Committees of other Boards	**Aurigene Oncology Limited:** • Corporate Social Responsibility Committee (Member)
Relationship with other Directors, Manager and other Key Managerial Personnel of the Company	Mr. GV Prasad is brother in law of Mr. K Satish Reddy, Chairman of the Company and is not relative as defined under Companies Act 2013. Mr. Prasad is not related to any other director or Key Managerial Personal of the Company .
Shareholding in the Company	As on March 31, 2025, Mr. G V Prasad holds 96,095,920 equity shares in the Company, in personal capacity.
Number of Board Meetings attended during FY2024-25	Attended all eight (8) Board meetings held during the financial year ended March 31, 2025
Terms and conditions of re-appointment	Details given in explanatory statement
Remuneration last drawn	Details given in Corporate governance report of this Integrated Annual report
Remuneration to be paid	Details given in explanatory statement

Except Mr. G V Prasad, Mr. K Satish Reddy and their relatives, none of the other directors and key managerial personnel of the company and their relatives are concerned or interested, financially or otherwise, in the resolution set out at item no. 4 of the notice.

The Board recommends the resolution set forth in item no.4 of the notice for approval of the members.

Item No. 5

The Board of Directors, on the recommendation of the Audit Committee, has approved the re-appointment of M/s. Sagar & Associates, Cost Accountants (Firm Registration No. 000118), as the Cost Auditors of the Company, to conduct the audit of the cost records of the Company for the financial year ending March 31, 2026, at a remuneration of ₹ 9,00,000/- (Rupees Nine Lakhs only) plus applicable taxes and out of pocket expenses, at actuals in connection with the aforesaid audit.

The Board approved the proposed remuneration of the Cost Auditors after considering the scope of the audit involved and cost audit teams requiring fewer members due to the advancement in technology/ software, auditing systems and other automation tools. Therefore, the remuneration of the Cost Auditors being proposed for approval of the members is commensurate with the scope of work involved and above stated reasons in the present business environment.

In terms of the provisions of the Section 148(3) of the Companies Act 2013, read with the Companies (Audit and Auditors) Rules, 2014, members of the Company are required to ratify the remuneration proposed to be paid to the Cost Auditors.

Accordingly, consent of the members is sought for passing an ordinary resolution as set out at item no. 5 of the Notice of the 41st Annual General Meeting ("AGM") for ratification of the remuneration payable to the Cost Auditors, for the financial year ending March 31, 2026.

None of the Directors, Key Managerial Personnel and their relatives are, in any way, concerned or interested, financially or otherwise, in this resolution.

The Board, as recommended by the Audit Committee, recommends the resolution set forth in item no. 5 of the Notice of 41st AGM for approval of the members.

Item No. 6

In accordance with the provisions of Section 204 and other applicable provisions of the Companies Act, 2013, relevant rules made thereunder and Regulation 24A of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the "Listing Regulations"), every listed Company and certain other prescribed categories of companies are required to annex a Secretarial Audit Report, issued by a Practicing Company Secretary, to their Board's report, prepared under Section 134(3) of the Act.

In terms of Regulation 24A of LODR Regulations read with SEBI notification dated December 12, 2024, and other applicable provisions, shareholders' approval is required for appointment of Secretarial Auditors. Further, such Secretarial Auditor must be a peer reviewed Company Secretary from Institute of Company Secretaries of India (ICSI) and should not have incurred any of the disqualifications as specified by SEBI. The maximum tenure of the Secretarial Auditor in case

it is a firm shall not be for not more than two (2) terms of five (5) consecutive years.

In light of the aforesaid, the Board of Directors of the Company, pursuant to the recommendations of the Audit Committee, and after considering the experience, market standing, efficiency of the audit teams and independence, has recommended the appointment of M/s. Makarand M. Joshi & Co., ('MMJC') Company Secretaries, as the Secretarial Auditors of the Company for a period of five years, commencing from April 1, 2025 to March 31, 2030.

M/s. Makarand M. Joshi & Co., a leading firm of practicing Company Secretaries (hereinafter referred to as MMJC) with over 25 years of experience in delivering comprehensive professional services across Corporate Laws, SEBI Regulations and FEMA Regulations. Their expertise includes conducting secretarial audits, due diligence audits, compliance audits etc.

MMJC has given their consent to act as secretarial auditors of the Company and confirmed that their aforesaid appointment (if approved) would be within the limits specified by Institute of Company Secretaries of India. Furthermore, in terms of the amended regulations, MMJC has provided a confirmation that they have subjected themselves to the peer review process of the Institute of Company Secretaries of India and hold a valid peer review certificate.

The proposed remuneration to be paid to MMJC for secretarial audit services for the financial year ending March 31, 2026, is ₹ 4 lakhs (Rupees four lakhs) plus applicable taxes and out-of-pocket expenses. The proposed fee is exclusive of costs for other permitted services which could be availed by the Company from MMJC. Besides the secretarial audit services, the Company may also obtain certifications from MMJC under various statutory regulations and certifications required by banks, statutory authorities, audit related services and other permissible non-secretarial audit services as required from time to time, for which they will be remunerated separately on mutually agreed terms, as approved by the Board of Directors in consultation with the Audit Committee. The remuneration for the subsequent financial years i.e., from FY 2027 to FY 2030 will also be approved by the Board and/or the Audit Committee. The above fee excludes the proposed remuneration to be paid for the purpose of secretarial audit of subsidiaries, if any.

The Board of Directors, in consultation with the Audit Committee, may alter and vary the terms and conditions of appointment, including remuneration, in such manner and to such extent as may be mutually agreed with MMJC.

Based on the recommendations of the Audit Committee, the Board of Directors have approved and recommended the aforesaid proposal for approval of members taking into account the eligibility of the firm's qualification, experience, independent assessment & expertise of the partners in providing secretarial audit related services, competency of the staff and Company's previous experience based on the evaluation of the quality of audit work done by them in the past.

None of the Directors, Key Managerial Personnel (KMP), or their relatives have any financial or other interest in the proposed resolution

The Board of Directors recommends the resolution for approval by the Members, as set out at Item No. 6 of the Notice.

By order of the Board of Directors
For **Dr. Reddy's Laboratories Limited**

Sd/-
K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR
Membership No. F6621

Place: Hyderabad
Date: May 9, 2025

Registered Office
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana- 500034, India
CIN: L85195TG1984PLC004507
Tel-91-40-49002900, Fax-91-40-49002999
Email: shares@drreddys.com
Website: www.drreddys.com

THE INSTRUCTIONS FOR MEMBERS FOR REMOTE E-VOTING AND JOINING GENERAL MEETING ARE AS UNDER: -

The remote e-voting period begins on Sunday, July 20, 2025 at 9.00 am (IST) and ends on Wednesday July 23, 2025 at 5.00 pm (IST). The remote e-voting module shall be disabled by NSDL for voting thereafter. The Members, whose names appear in the Register of Members / Beneficial Owners as on the record date (cut-off date) i.e. Thursday July 17, 2025, may cast their vote electronically. The voting right of shareholders shall be in proportion to their share in the paid-up equity share capital of the Company as on the cut-off date, being Thursday July 17, 2025.

The remote e-voting facility is available at the link, www.evoting.nsdl.com. The e-voting event number (EVEN) and period of remote e-voting are set out below:

Date of 41st AGM	EVEN	Commencement of remote e-voting	End of remote e-voting
Thursday, July 24, 2025, at 11.00 a.m.(IST)	134200	Sunday, July 20, 2025, at 9:00 a.m. (IST)	Wednesday, July 23, 2025, at 5:00 p.m. (IST)

How do I vote electronically using NSDL e-Voting system?

The way to vote electronically on NSDL e-Voting system consists of "Two Steps" which are mentioned below:

Step 1: Access to NSDL e-Voting system

A) Login method for e-Voting and joining virtual meeting for Individual shareholders holding securities in demat mode

In terms of SEBI circular dated December 9, 2020 on e-Voting facility provided by Listed Companies, Individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are advised to update their mobile number and email Id in their demat accounts in order to access e-Voting facility.

Login method for Individual shareholders holding securities in demat mode is given below:

Type of shareholders	Login Method
Individual Shareholders holding securities in demat mode with NSDL.	1. For OTP based login you can click on https://eservices.nsdl.com/SecureWeb/evoting/evotinglogin.jsp. You will have to enter your 8-digit DP ID,8-digit Client Id, PAN No., Verification code and generate OTP. Enter the OTP received on registered email id/mobile number and click on login. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-Voting page. Click on Company name or **e-Voting service provider i.e. NSDL** and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting. 2. Existing **IDeAS** user can visit the e-Services website of NSDL Viz. https://eservices.nsdl.com either on a Personal Computer or on a mobile. On the e-Services home page click on the **"Beneficial Owner"** icon under **"Login"** which is available under **'IDeAS'** section, this will prompt you to enter your existing User ID and Password. After successful authentication, you will be able to see e-Voting services under Value added services. Click on **"Access to e-Voting"** under e-Voting services and you will be able to see e-Voting page. Click on Company name or **e-Voting service provider i.e. NSDL** and you will be re-directed to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting. 3. If you are not registered for IDeAS e-Services, option to register is available at https://eservices.nsdl.com. Select **"Register Online for IDeAS Portal"** or click at https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp 4. Visit the e-Voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile. Once the home page of e-Voting system is launched, click on the icon "Login" which is available under 'Shareholder/Member' section. A new screen will open. You will have to enter your User ID (i.e. your sixteen digit demat account number hold with NSDL), Password/OTP and a Verification Code as shown on the screen. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-Voting page. Click on Company name or **e-Voting service provider i.e. NSDL** and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting.

Type of shareholders	Login Method
	5. Shareholders/Members can also download NSDL Mobile App "**NSDL Speede**" facility by scanning the QR code mentioned below for seamless voting experience. **NSDL Mobile App is available on** App Store Google Play
Individual Shareholders holding securities in demat mode with CDSL	1. Users who have opted for CDSL Easi / Easiest facility, can login through their existing user id and password. Option will be made available to reach e-Voting page without any further authentication. The users to login Easi /Easiest are requested to visit CDSL website www.cdslindia.com and click on login icon & New System Myeasi Tab and then user your existing my easi username & password. 2. After successful login the Easi / Easiest user will be able to see the e-Voting option for eligible companies where the evoting is in progress as per the information provided by Company. On clicking the evoting option, the user will be able to see e-Voting page of the e-Voting service provider for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting. Additionally, there is also links provided to access the system of all e-Voting Service Providers, so that the user can visit the e-Voting service providers' website directly. 3. If the user is not registered for Easi/Easiest, option to register is available at CDSL website www.cdslindia.com and click on login & New System Myeasi Tab and then click on registration option. 4. Alternatively, the user can directly access e-Voting page by providing Demat Account Number and PAN No. from a e-Voting link available on www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered Mobile & Email as recorded in the Demat Account. After successful authentication, user will be able to see the e-Voting option where the evoting is in progress and also able to directly access the system of all e-Voting Service Providers.
Individual Shareholders (holding securities in demat mode) login through their depository participants	You can also login using the login credentials of your demat account through your Depository Participant registered with NSDL/CDSL for e-Voting facility. upon logging in, you will be able to see e-Voting option. Click on e-Voting option, you will be redirected to NSDL/CDSL Depository site after successful authentication, wherein you can see e-Voting feature. Click on Company name or e-Voting service provider i.e. NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting.

Important note: Members who are unable to retrieve User ID/ Password are advised to use Forget User ID and Forget Password option available at abovementioned website.

Helpdesk for Individual Shareholders holding securities in demat mode for any technical issues related to login through Depository i.e. NSDL and CDSL.

Login type	Helpdesk details
Individual Shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.com or call at 022 - 4886 7000
Individual Shareholders holding securities in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or contact at toll free no. 1800-21-09911

B) Login Method for e-Voting and joining virtual meeting for shareholders other than Individual shareholders holding securities in demat mode and shareholders holding securities in physical mode.

How to Log-in to NSDL e-Voting website?

1. Visit the e-Voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile.
2. Once the home page of e-Voting system is launched, click on the icon "Login" which is available under 'Shareholder/Member' section.
3. A new screen will open. You will have to enter your User ID, your Password/OTP and a Verification Code as shown on the screen.

   Alternatively, if you are registered for NSDL eservices i.e. IDEAS, you can log-in at https://eservices.nsdl.com/ with your existing IDEAS login. Once you log-in to NSDL eservices after using your log-in credentials, click on e-Voting and you can proceed to Step 2 i.e. Cast your vote electronically.
4. Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical		Your User ID is:
a)	For Members who hold shares in demat account with NSDL.	8 Character DP ID followed by 8 Digit Client ID For example if your DP ID is IN300*** and Client ID is 12****** then your user ID is IN300***12******.
b)	For Members who hold shares in demat account with CDSL.	16 Digit Beneficiary ID For example if your Beneficiary ID is 12************** then your user ID is 12**************
c)	For Members holding shares in Physical Form.	EVEN Number followed by Folio Number registered with the Company For example if folio number is 001*** and EVEN is 101456 then user ID is 101456001***

5. Password details for shareholders other than Individual shareholders are given below:
   a) If you are already registered for e-Voting, then you can user your existing password to login and cast your vote.
   b) If you are using NSDL e-Voting system for the first time, you will need to retrieve the 'initial password' which was communicated to you. Once you retrieve your 'initial password', you need to enter the 'initial password' and the system will force you to change your password.
   c) How to retrieve your 'initial password'?
      (i) If your email ID is registered in your demat account or with the Company, your 'initial password' is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8-digit client ID for NSDL account, last 8 digits of client ID for CDSL account or folio number for shares held in physical form. The .pdf file contains your 'User ID' and your 'initial password'.
      ii) If your email ID is not registered, please follow steps mentioned below in **process for those shareholders whose email ids are not registered.**
6. If you are unable to retrieve or have not received the "Initial password" or have forgotten your password:
   a) Click on "Forgot User Details/Password?"(If you are holding shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.
   b) Physical User Reset Password?" (If you are holding shares in physical mode) option available on www.evoting.nsdl.com.
   c) If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.com mentioning your demat account number/folio number, your PAN, your name and your registered address etc.
   d) Members can also use the OTP (One Time Password) based login for casting the votes on the e-Voting system of NSDL.
7. After entering your password, tick on Agree to "Terms and Conditions" by selecting on the check box.
8. Now, you will have to click on "Login" button.
9. After you click on the "Login" button, Home page of e-Voting will open.

Step 2: Cast your vote electronically and join General Meeting on NSDL e-Voting system.

How to cast your vote electronically and join General Meeting on NSDL e-Voting system?

1. After successful login at Step 1, you will be able to see all the companies "EVEN" in which you are holding shares and whose voting cycle and General Meeting is in active status.
2. Select "EVEN" of Company for which you wish to cast your vote during the remote e-Voting period and casting your vote during the General Meeting. For joining virtual meeting, you need to click on "VC/OAVM" link placed under "Join Meeting".
3. Now you are ready for e-Voting as the Voting page opens.
4. Cast your vote by selecting appropriate options i.e. assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on "Submit" and also "Confirm" when prompted.
5. Upon confirmation, the message "Vote cast successfully" will be displayed.
6. You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.
7. Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

GENERAL GUIDELINES FOR SHAREHOLDERS

1. Any person, who acquires shares of the Company and becomes a Member of the Company after dispatch of the Notice of the 41st AGM and holds shares as on the cut-off date i.e., July 17, 2025, may obtain user ID and password by sending a request at evoting@nsdl.co.in. However, if you are already registered with NSDL for e-voting, then you can use your existing User ID and Password for casting your vote.
2. The members who have cast their vote by remote e-voting prior to the AGM may also attend the AGM but shall not be entitled to cast their vote again.
3. The facility for voting through electronic voting system shall be made available during the AGM and only those members, who will be present in the AGM through VC/ OAVM facility and have not cast their vote on the resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through e-voting system in the AGM.
4. The voting rights of members shall be in proportion to the shares held by them, of the paid-up equity share capital of the Company as on the cut-off date.
5. Mr. Atul Mehta (Membership No. F5782 and COP No. 2486), Partner, failing him, Ms. Alifya Sapatwala (Membership No. A24091 and COP No. 24895), Partner, M/s Mehta & Mehta, Company Secretaries, has been appointed by the Board as the scrutinizer to scrutinize the voting through electronic means during the 41st AGM and remote e-voting process in a fair and transparent manner.
6. Immediately after the conclusion of voting at the 41st AGM, the scrutinizer shall first count the votes cast at the AGM and thereafter unblock the votes cast through remote e-voting in the presence of at least two witnesses not in the employment of the Company. The scrutinizer shall prepare a Consolidated Scrutinizer's Report of the total votes cast in favor or against, if any, not later than forty-eight hours after the conclusion of the 41st AGM. This report shall be made to the Chairman or any other person authorized by the Chairman, who shall declare the result of the voting forthwith.
7. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant Board Resolution/ Authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail to info@mehta-mehta.com with a copy marked to evoting@nsdl.com. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) can also upload their Board Resolution / Power of Attorney / Authority Letter etc. by clicking on "Upload Board Resolution / Authority Letter" displayed under "e-Voting" tab in their login.
8. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the "Forgot User Details/Password?" or "Physical User Reset Password?" option available on www.evoting.nsdl.com to reset the password.
9. In case of any queries, you may refer the Frequently Asked Questions (FAQs) for Shareholders and e-voting user manual for Shareholders available at the download section of www.evoting.nsdl.com or call on.: 022 - 4886 7000.

PROCESS FOR THOSE SHAREHOLDERS WHOSE EMAIL IDS ARE NOT REGISTERED WITH THE DEPOSITORIES FOR PROCURING USER ID AND PASSWORD AND REGISTRATION OF EMAIL IDS FOR E-VOTING FOR THE RESOLUTIONS SET OUT IN THIS NOTICE:

1. In case shares are held in physical mode please provide Folio No., Name of shareholder, scanned copy of the share certificate (front and back), PAN (self-attested scanned copy of PAN card), AADHAR (self-attested scanned copy of Aadhar Card) by email to Company at shares@drreddys.com or to the RTA at bsshyd@bigshareonline.com.
2. In case shares are held in demat mode, please provide DPID-CLID (16 digit DPID + CLID or 16-digit beneficiary ID), Name, client master or copy of Consolidated Account statement, PAN (self-attested scanned copy of PAN card), AADHAR (self-attested scanned copy of Aadhar Card) by email to the Company at shares@drreddys.com or to the RTA at bsshyd@bigshareonline.com. If you are an Individual shareholders holding securities in demat mode, you are requested to refer to the login method explained at **step 1 (A)** i.e. **Login method for e-Voting and joining virtual meeting for Individual shareholders holding securities in demat mode**.
3. Alternatively shareholder/members may send a request to evoting@nsdl.com for procuring user id and password for e-voting by providing above mentioned documents.
4. In terms of SEBI circular dated December 9, 2020 on e-Voting facility provided by Listed Companies, Individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are required to update their mobile number and email ID correctly in their demat account in order to access e-Voting facility.

THE INSTRUCTIONS FOR MEMBERS FOR e-VOTING ON THE DAY OF THE 41ST AGM ARE AS UNDER: -

1. The procedure for e-Voting on the day of the EGM/AGM is same as the instructions mentioned above for remote e-voting.
2. Only those Members/ shareholders, who will be present in the EGM/AGM through VC/OAVM facility and have not casted their vote on the Resolutions through remote e-Voting and are otherwise not barred from doing so, shall be eligible to vote through e-Voting system in the EGM/AGM.
3. Members who have voted through Remote e-Voting will be eligible to attend the EGM/AGM. However, they will not be eligible to vote at the EGM/AGM.
4. The details of the person who may be contacted for any grievances connected with the facility for e-Voting on the day of the EGM/AGM shall be the same person mentioned for Remote e-voting.

INSTRUCTIONS FOR MEMBERS FOR ATTENDING THE EGM/AGM THROUGH VC/OAVM ARE AS UNDER:

1. Member will be provided with a facility to attend the EGM/AGM through VC/OAVM through the NSDL e-Voting system. Members may access by following the steps mentioned above for **Access to NSDL e-Voting system**. After successful login, you can see link of "VC/OAVM" placed under **"Join meeting"** menu against Company name. You are requested to click on VC/OAVM link placed under Join Meeting menu. The link for VC/OAVM will be available in Shareholder/Member login where the EVEN of Company will be displayed. Please note that the members who do not have the User ID and Password for e-Voting or have forgotten the User ID and Password may retrieve the same by following the remote e-Voting instructions mentioned in the notice to avoid last minute rush.

2. Members are encouraged to join the Meeting through Laptops for better experience.

3. Further Members will be required to allow Camera and use Internet with a good speed to avoid any disturbance during the meeting.

4. Please note that Participants Connecting from Mobile Devices or Tablets or through Laptop connecting via Mobile Hotspot may experience Audio/Video loss due to Fluctuation in their respective network. It is therefore recommended to use Stable Wi-Fi or LAN Connection to mitigate any kind of aforesaid glitches.

5. Members who would like to express their views/ have questions with regard to the financial statements or any other matter to be placed at the 41st AGM may send their questions in advance mentioning their name, demat account number/ Folio number, email id & mobile number at shares@drreddys.com on or before Sunday, July 20, 2025 (6:00 p.m. IST). The same will be replied by the Company suitably.

6. Shareholders who would like to participate as speaker shareholder during the AGM may send their request on or before Sunday, July 6, 2025 mentioning their name demat account number/folio number, email id, mobile number to Company's email id shares@drreddys.com. Those Members who have registered themselves as a speaker will only be allowed to ask questions during the AGM, depending upon the availability of time. The same will be replied by the Company suitably.

7. The Company reserves the right to limit the number of speakers depending on the availability of time at the 41st AGM.

8. In case any assistance is needed, members may contact:

   a) Mr. Amit Vishal, Deputy Vice President, NSDL at amitv@nsdl.co.in or at telephone number: +91-22-24994360.

   b) Ms. Pallavi Mhatre, Senior Manager, NSDL at pallavid@nsdl.co.in or at telephone number: +91- 22-24994545.

   c) NSDL at evoting@nsdl.co.in or at +91-22-48867000 and +91-22-2499700

41ST AGM INFORMATION AT A GLANCE

Time and date of 41st AGM	Thursday July 24, 2025 at 11.00 a.m. (IST)
Mode	Video conference and other audio-visual means
Helpline number for VC participation	+91-22-4886 7000 and +91-22-2499 7000
Webcast and transcripts	https://drreddys.com/investor#reports-and-filing#annual-general-meeting
Cut-off date for e-voting	Thursday July 17, 2025
E-voting start time and date	Sunday July 20, 2025 at 9.00 a.m. (IST)
E-voting end time and date	Wednesday July 23, 2025 at 5.00 p.m. (IST)
E-voting website of NSDL	https://www.evoting.nsdl.com/
Name, address and contact details of e-voting service provider	**Contact details:** National Securities Depository Limited, 4th Floor, A Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400013, India Contact number: +91-22-48867000 and +91-22-24997000 **Contact person:** Mr. Amit Vishal, Deputy Vice President amitv@nsdl.co.in; +91-22-24994360 Ms. Pallavi Mhatre, Senior Manager pallavid@nsdl.co.in; +91-22-24994545
Name, address and contact details of Registrar and Transfer Agent ("RTA")	**Contact details:** Bigshare Services Pvt. Ltd 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Somajiguda, Rajbhavan Road Hyderabad – 500082, India bsshyd@bigshareonline.com; +91-40-23374967 **Contact person:** Mr. Prabhakar S.D, Deputy General Manager prabhakar@bigshareonline.com Mr. Amarendranath.R, Manager amarendranath.r@bigshareonline.com
Name, address and contact details of the Company	Dr. Reddy's Laboratories Limited 8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana- 500034, India Tel-91-40-49002900, Fax-91-40-49002999 Email: shares@drreddys.com; Website: www.drreddys.com
Final dividend record date	July 10, 2025
Dividend payment date	on or before July 30, 2025
Information of tax on final dividend for the financial year ended March 31, 2025	https://www.drreddys.com/investor#investor-services#investor-handbook

Dr.Reddy's

Dr. Reddy's Laboratories Limited
CIN: L85195TG1984PLC004507
8-2 337, Road No.3, Banjara Hills,
Hyderabad 500 034, India

www.drreddys.com

Concept, Content & Design (info@wyatt.co.in)